As filed with the Securities and Exchange Commission on November 18, 2016

Registration No. 333-213889

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 of

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MIDDLEFIELD BANC CORP.

(Exact name of Registrant as Specified in its Charter)

Ohio	6712	34-1585111
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

15985 East High Street

Middlefield, Ohio 44062-0035

(440) 632-1666

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James R. Heslop, II

15985 East High Street

Middlefield, Ohio 44062-0035

(440) 632-1666

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for service of process)

with copies to:

Francis X. Grady, Esq. Grady & Associates 20220 Center Ridge Road, Suite 300 Rocky River, Ohio 44116-3501 (440) 356-7255	M. Patricia Oliver, Esq. Tucker Ellis LLP 950 Main Avenue, Suite 1100 Cleveland, Ohio 44113 (216) 696-4149

Approximate date of commencement of proposed sale of the securities to the public: as soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (do not check if a smaller reporting company)	Smaller reporting company	☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus and proxy statement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY – SUBJECT TO COMPLETION – DATED NOVEMBER 18, 2016

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Proxy Statement and Prospectus of Middlefield Banc Corp.	Proxy Statement of Liberty Bank, N.A.

MERGER PROPOSAL – YOUR VOTE IS VERY IMPORTANT

Middlefield Banc Corp. (“Middlefield”) and Liberty Bank, N.A. (“Liberty”) entered into an Agreement and Plan of Reorganization on July 28, 2016. We refer to the agreement as the Reorganization Agreement. A copy is attached to this joint proxy statement/prospectus as Annex A. The Reorganization Agreement provides that Liberty will merge into The Middlefield Banking Company, which is Middlefield’s bank subsidiary. The merger is subject to a number of conditions, including but not limited to obtaining approval of Middlefield stockholders and approval of Liberty stockholders.

Approximately 45% of the Liberty shares of common stock exchanged in the merger will be exchanged for Middlefield common stock, and the remaining Liberty shares of common stock exchanged in the merger (approximately 55%) will be exchanged for cash. Each share of Liberty common stock not owned by Middlefield will be converted at the effective time of the merger into the right to receive either: (x) $37.96 in cash or (y) 1.1934 shares of Middlefield common stock, subject to allocation procedures to ensure that approximately 45% of the outstanding shares of Liberty common stock are converted into Middlefield common stock and the remaining Liberty common stock is converted into cash. Excluding the 23,218 Liberty shares owned by Middlefield, which will be cancelled in the merger without consideration, the aggregate consideration payable to Liberty stockholders is approximately $20.8 million in cash and approximately 557,079 shares of Middlefield common stock. On July 27, 2016, the day before execution of the Reorganization Agreement, the per share closing price of Middlefield common stock on the Nasdaq Capital Market was $33.74. At that price the stock portion of the merger consideration would have a value of approximately $18.8 million, and combined with the approximately $20.8 million cash payable for 55% of Liberty common stock, the total merger consideration would be $39.6 million, before the special dividend discussed below. Because the 1.1934 exchange ratio is fixed, the value of the stock portion of the total merger consideration will fluctuate with changes in the price of Middlefield stock. Holders of Liberty stock options and phantom shares also will receive cash for cancellation of those interests. Finally, in addition to the cash and stock merger consideration, Liberty stockholders will receive a special dividend of approximately $3.0 million in the aggregate, or $3.13 per share, before merger closing. Middlefield will receive no merger consideration for its 23,218 Liberty shares but it will be entitled to a proportionate share of the special dividend payment. See “SUMMARY – What Liberty stockholders will receive in the Merger.”

Middlefield will not issue fractional shares. A holder of Liberty common stock who would otherwise be entitled to a fractional share will instead receive cash, without interest, equal to the product of the fractional share to which the holder would otherwise be entitled multiplied by the volume-weighted average closing sale price of Middlefield common stock for the 30 trading days immediately before the effective time.

Middlefield and Liberty will each hold a meeting of stockholders to vote on adoption and approval of the Reorganization Agreement. The meeting of Middlefield’s stockholders will be held at: 10:00 a.m. local time on January 10, 2017 at Middlefield, Ohio. The meeting of Liberty’s stockholders will be held at: 9:00 a.m. local time on December 22, 2016 at Corporate College East, 4400 Richmond Road, Warrensville Heights, Ohio. At these meetings stockholders will be asked to approve and adopt the Reorganization Agreement and the merger transaction. Stockholders will also be asked to approve adjournment of the meeting, if adjournment is necessary to allow Middlefield or Liberty time to solicit additional proxies in favor of the Reorganization Agreement and the merger transaction. Liberty’s stockholder meeting is an annual meeting, so Liberty stockholders will also be asked to act upon routine annual meeting proposals, including election of directors and ratification of the appointment of independent auditors.

This document is a proxy statement of both Middlefield and Liberty. It is also a prospectus for Middlefield’s issuance of common stock in the merger. This joint proxy statement/prospectus describes Middlefield’s special meeting, Liberty’s annual meeting, and the merger proposal.

The board of directors of Middlefield and the board of directors of Liberty approved the Reorganization Agreement and the merger transaction. They recommend that their stockholders vote “FOR” adoption and approval of the Reorganization Agreement and “FOR” adjournment of the meeting if adjournment is necessary.

Middlefield’s common stock trades on the Nasdaq Capital Market under the symbol “MBCN.” On July 27, 2016, the day before execution of the Reorganization Agreement, the closing price of Middlefield common stock was $33.74 per share. On                     , 2016 the closing price of Middlefield common stock was $            per share. Liberty common stock is privately held, not listed on a stock exchange, and not traded in the over-the-counter market.

You are encouraged to read this document carefully, including the materials incorporated by reference into this document. In particular, you should read the “Risk Factors” section beginning on page 28 for a discussion of the risks related to the merger and the risks of owning Middlefield common stock.

Regardless of whether you plan to attend your company’s stockholder meeting, you are urged to vote by completing, signing, and returning the enclosed proxy card in the enclosed postage-paid envelope.

If you are a Liberty stockholder as of the November 25, 2016 record date but your shares are not voted in favor of adoption and approval of the Reorganization Agreement, you have the right to demand the fair cash value for your Liberty common stock but to do so you must adhere to the specific requirements of the National Bank Act, 12 U.S.C. §215, paragraphs (b), (c), and (d). See “DISSENTERS’ RIGHTS” on page 48 of this joint proxy statement/prospectus and the complete text of the National Bank Act dissenters’ rights provision attached to this joint proxy statement/prospectus as Annex B. Holders of Middlefield common stock do not have dissenters’ rights.

Not voting in person or by proxy or at the stockholder meeting will have the same effect as voting against adoption and approval of the Reorganization Agreement. We urge you to read carefully this joint proxy statement/prospectus, which contains a detailed description of your company’s stockholder meeting, the merger proposal, and Middlefield common stock to be issued in the merger.

Sincerely, Thomas G. Caldwell President and Chief Executive Officer Middlefield Banc Corp.	Sincerely, William A. Valerian Chairman, President and Chief Executive Officer Liberty Bank, N.A.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of Middlefield common stock to be issued in the merger. Neither the Securities and Exchange Commission nor any state securities commission has determined whether this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger described in this joint proxy statement/prospectus are not savings accounts, deposit accounts, or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other federal or state governmental agency.

This joint proxy statement/prospectus is dated                     , 2016 and it is first being mailed to Middlefield Banc Corp. stockholders and Liberty Bank, N.A. stockholders on or about                     , 2016.

NOTICE OF ANNUAL MEETING

To the Stockholders of Liberty Bank, N.A.:

Liberty Bank, N.A.’s Annual Meeting will be held on December 22, 2016 at 9:00 a.m. Eastern Time at Corporate College East, 4400 Richmond Road, Warrensville Heights, Ohio 44128. The meeting is for the purpose of considering and acting upon proposals to:

1.	adopt and approve the July 28, 2016 Agreement and Plan of Reorganization entered into by Middlefield Banc Corp., The Middlefield Banking Company, and Liberty Bank, N.A. and approve the transactions contemplated thereby,

2.	adjourn the annual meeting if adjournment is necessary to allow solicitation of additional proxies because of insufficient votes to adopt and approve the Agreement and Plan of Reorganization and approve the transactions contemplated thereby,

3.	elect twelve directors to serve until the earlier of (i) completion of the Merger or (ii) Liberty Bank’s 2017 Annual Meeting and until their successors are elected and qualified,

4.	ratify the appointment of Maloney + Novotny LLC as independent public accountants for the fiscal year ending December 31, 2016, and

5.	transact any other business properly presented at the Meeting or at any adjournment.

Record holders of Liberty’s common stock at the close of business on November 25, 2016 are entitled to receive notice of and to vote at the meeting and any adjournment or postponement. The affirmative vote of the holders of at least two-thirds of Liberty’s outstanding common stock is required for adoption and approval of the Agreement and Plan of Reorganization and approval of the transactions contemplated thereby.

A joint proxy statement/prospectus and proxy card for the meeting are enclosed. A copy of the Agreement and Plan of Reorganization is attached as Annex A to the joint proxy statement/prospectus.

Your vote is very important regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. If you are a holder of record, you may cast your vote in person at the meeting or, to ensure that your shares are represented at the meeting, you may vote your shares by completing, signing, and returning the enclosed proxy card. If your shares are held in a stock brokerage account or by a bank or other nominee (in “street name”), please follow the voting instructions of your broker, bank, or nominee.

The Liberty board of directors recommends that you vote (1) “FOR” adoption and approval of the Agreement and Plan of Reorganization, (2) “FOR” adjournment of the meeting, (3) “FOR” election of the identified director nominees, and (4) “FOR” ratification of the selection of independent auditors.

By order of the Board of Directors,

William A. Valerian Chairman of the Board, President & Chief Executive Officer

Beachwood, Ohio
, 2016

NOTICE OF SPECIAL MEETING

To the Stockholders of Middlefield Banc Corp.:

Middlefield Banc Corp.’s Special Meeting will be held on January 10, 2017 at 10:00 a.m. Eastern Time at The Middlefield Banking Company, 15985 East High Street, Middlefield, Ohio 44062. The meeting is for the purpose of considering and acting upon proposals to:

1)	approve the transactions under the July 28, 2016 Agreement and Plan of Reorganization entered into by Middlefield Banc Corp., The Middlefield Banking Company, and Liberty Bank, N.A.,

2)	approve issuance of up to 563,261 shares of Middlefield common stock in the merger,

3)	adjourn the special meeting if adjournment is necessary to allow solicitation of additional proxies if there are insufficient votes to adopt and approve the Agreement and Plan of Reorganization, and

4)	transact any other business properly presented at the Meeting or at any adjournment.

Record holders of Middlefield’s common stock at the close of business on November 17, 2016 are entitled to vote at the meeting and any adjournment or postponement. The affirmative vote of the holders of at least two-thirds of Middlefield’s outstanding common stock is required for adoption and approval of the Agreement and Plan of Reorganization.

A joint proxy statement/prospectus and proxy card for the meeting are enclosed. A copy of the Agreement and Plan of Reorganization is attached as Annex A to the joint proxy statement/prospectus.

Your vote is very important regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. If you are a holder of record, you may cast your vote in person at the meeting or, to ensure that your shares are represented at the meeting, you may vote your shares by completing, signing, and returning the enclosed proxy card. If your shares are held in a stock brokerage account or by a bank or other nominee (in “street name”), please follow the voting instructions of your broker, bank, or nominee.

The Middlefield board of directors recommends that you vote (1) “FOR” the Agreement and Plan of Reorganization, (2) “FOR” issuance of Middlefield common stock in the merger, and (3) “FOR” adjournment of the meeting.

By order of the Board of Directors,

Kathleen M. Johnson
Secretary

Middlefield, Ohio
, 2016

WHERE YOU CAN FIND MORE INFORMATION

Middlefield is a publicly traded company filing annual, quarterly, and other reports, proxy statements, and other business and financial information with the Securities and Exchange Commission (SEC). You may read and obtain copies of these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 for additional information about the public reference room. Middlefield files its annual, quarterly, and other reports, proxy statements, and other business and financial information with the SEC electronically. The SEC maintains a web site located at www.sec.gov containing this information. Information filed by Middlefield with the SEC is also available without charge through Middlefield’s website at www.middlefieldbank.com under the “Investor Relations” tab.

Middlefield filed with the SEC a registration statement on Form S-4 to register the issuance of common stock to Liberty stockholders in the merger. This joint proxy statement/prospectus is part of that Form S-4 registration statement. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and request a copy of the registration statement, including any amendments, schedules, and exhibits at the address given below. Statements contained in this document regarding the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. In each case you should refer to the contract or other document filed as an exhibit. These documents are available without charge to you upon written or oral request at the following address and telephone number:

Middlefield Banc Corp.

15985 East High Street

P.O. Box 35

Middlefield, Ohio 44062-0035

Attention: Investor Relations

(440) 632-1666

To obtain timely delivery of these documents, you must request the information no later than January 3, 2017 to receive them before the Middlefield special meeting and no later than December 15, 2016 to receive them before the Liberty annual meeting.

Liberty is privately-held and does not file reports with the SEC.

Neither Middlefield nor Liberty has authorized anyone to provide you with information other than the information included in this document and any documents incorporated by reference. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this document and any documents incorporated by reference are accurate only as of their respective dates. Each of Middlefield’s and Liberty’s business, financial condition, results of operations, and prospects could have changed since those dates.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE STOCKHOLDER MEETINGS

The following questions and answers cover some of the questions most likely to arise about the stockholder meetings. We urge you to read carefully the remainder of this joint proxy statement/prospectus, including the annexes, because this section does not necessarily contain all information that is important to you.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because Liberty Bank, N.A. (“Liberty”) agreed to merge into The Middlefield Banking Company by the terms of a July 28, 2016 Agreement and Plan of Reorganization (the “Reorganization Agreement”) entered into by Liberty, Middlefield Banc Corp. (“Middlefield”), and The Middlefield Banking Company, and to be executed by MBC Interim Bank, an interim state-chartered commercial bank to be incorporated under the laws of the state of Ohio (“MBC Interim Bank”). The Middlefield Banking Company is and will remain a wholly owned subsidiary of Middlefield. Pursuant to the Reorganization Agreement, Liberty and MBC Interim Bank will merge with and into Liberty with Liberty surviving that merger (the “Interim Merger”), and immediately thereafter Liberty will merge with and into The Middlefield Banking Company with The Middlefield Banking Company surviving that merger (the “Bank Merger,” and considered together with the Interim Merger, the “Merger”). The Reorganization Agreement is attached to this joint proxy statement/prospectus as Annex A and is an integral part of this joint proxy statement/prospectus. The Merger cannot be completed unless Liberty stockholders and Middlefield Banc Corp. stockholders vote to approve and adopt the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement.

This joint proxy statement/prospectus contains important information about the Merger and the stockholder meetings of Middlefield and Liberty. You should read the joint proxy statement/prospectus, including its annexes, carefully. The enclosed proxy voting materials allow you to vote your company’s common stock without attending the meeting.

Q:	What will Liberty stockholders receive in the Merger?

A:	Liberty stockholders will receive a combination of cash and Middlefield common stock, in addition to a special dividend of approximately $3.13 per share in cash immediately prior to the completion of the Merger. Subject to Reorganization Agreement allocation procedures ensuring that approximately 45% of the outstanding Liberty common stock is converted into the right to receive Middlefield common stock and the remaining outstanding Liberty common stock is converted into the right to receive cash, at the effective time of the Merger Liberty common stock not owned by Middlefield will be converted into the right to receive either:

•	$37.96 in cash, or

•	1.1934 shares of Middlefield common stock

On July 27, 2016, which was the day before public announcement of the proposed Merger, the closing price of Middlefield common stock on the Nasdaq Capital Market was $33.74. Based on that price for the stock portion of the Merger consideration and $37.96 per share for the cash portion, a Liberty stockholder who receives stock for 45% of his or her common stock at the 1.1934 fixed exchange ratio and cash for 55% would receive total Merger consideration with an implied value of approximately $39.00 per share, in addition to a special dividend of approximately $3.13 per share in cash. As of the more recent                     , 2016 date, the closing price for Middlefield common stock was $             . At that price and giving effect to the 1.1934 fixed exchange ratio, the implied value of a share of Liberty common stock exchanged for Middlefield common stock is $            . At this more recent price for Middlefield common stock, a Liberty stockholder who receives stock for 45% of his or her shares and cash for 55% would receive total Merger consideration with an implied value of approximately $            per share.

Middlefield will not issue fractional shares. Instead, a holder of Liberty common stock who would otherwise be entitled to a fractional share (after taking into account all shares of Liberty common stock owned by the holder at the effective time of the Merger) will receive cash, without interest, in an amount equal to the product of the fractional share to which the holder would otherwise be entitled multiplied by the volume-weighted average closing sale price of Middlefield common stock for the 30 trading days immediately before the effective time.

It is not part of the Merger consideration, but the Reorganization Agreement also provides that Liberty will declare a special dividend to stockholders before the Merger closes (or becomes effective). The special dividend is currently estimated to be approximately $3.0 million in the aggregate, or $3.13 per share. Middlefield will receive no Merger consideration for its 23,218 Liberty shares but will be entitled to a proportionate share of the special dividend payment.

Q:	Will Liberty stockholders be able to make an election for the form of merger consideration they desire to receive?

A:	Yes. If you are a Liberty stockholder you will have the opportunity to elect the form of consideration to be received for your shares, but your election will be subject to adjustment and allocation procedures set forth in the Reorganization Agreement ensuring that approximately 45% of the outstanding Liberty common stock is converted into the right to receive Middlefield common stock and the remaining outstanding Liberty shares are converted into the right to receive cash. Therefore, your ability to receive the cash or stock elections of your choice depends on the elections made by other Liberty stockholders. The allocation of the mix of consideration payable to Liberty stockholders in the Merger will not be known until Middlefield tallies the results of the cash and stock elections made by all Liberty stockholders, which will likely not occur until shortly after Merger closing.

It is unlikely that Liberty stockholders as a group will elect to receive precisely 55% of the Merger consideration in cash and the remainder in Middlefield common stock. For that reason the Reorganization Agreement contains procedures to be followed if Liberty stockholders in the aggregate elect to receive more or less of the Middlefield common stock than Middlefield has agreed to issue –

•	If Stock Is Oversubscribed: If Liberty stockholders elect to receive more shares of Middlefield common stock than Middlefield is issuing, all Liberty stockholders who elect to receive cash or who make no election will receive cash for their Liberty shares; stockholders who elect to receive Middlefield common stock will receive a pro rata portion of the available Middlefield shares, receiving cash for shares not converted into Middlefield common stock.

•	If Stock Is Undersubscribed: If Liberty stockholders elect to receive fewer shares of Middlefield common stock than Middlefield is issuing, all Liberty stockholders who elect to receive Middlefield common stock will receive Middlefield common stock; stockholders who elect to receive cash or who make no election will be treated in the following manner:

•	if the number of shares held by Liberty stockholders who make no election is sufficient to make up the shortfall in the number of shares of Middlefield common stock that Middlefield is issuing, Liberty stockholders who elect cash will receive cash; stockholders who make no election will receive Middlefield common stock in such proportion as is necessary to make up the shortfall, receiving cash for the remainder, and

•	if the number of shares held by Liberty stockholders who make no election is not sufficient to make up the shortfall, Liberty stockholders who make no election will receive Middlefield common stock; Liberty stockholders who elect to receive cash will receive Middlefield common stock in such proportion as is necessary to make up the shortfall, receiving cash for the remainder.

You might not receive the amount of cash or stock you elect. As a result of the allocation procedures and other limitations outlined in this document and in the Reorganization Agreement, you may receive Middlefield common stock or cash in amounts that vary from the amounts you elect to receive.

Q:	How do Liberty stockholders make their election to receive cash, Middlefield common stock, or a combination of both?

A:	Each Liberty stockholder of record will receive an election form to be completed and returned. The election deadline will be 5:00 p.m., Eastern Time, on , 2016, which we refer to as the “election deadline.” A copy of the election form is being mailed separately to Liberty stockholders on or about the date of this joint proxy statement/prospectus.

If you own Liberty shares in “street name” through a bank, broker, or other nominee and you wish to make an election, you should seek instructions from the bank, broker, or other nominee holding your shares concerning how to make an election. If you do not send in the election form with your stock certificate(s) by the election deadline, you will be treated as though you made no election.

If a Liberty stockholder submits a valid election form and subsequently transfers any or all of the shares as to which an election has been made, that election will continue to apply to those shares in the hands of the transferee unless that election is changed or revoked in a timely fashion in the manner described below.

Q:	Will I be allowed to change my election?

A:	Yes. Until the election deadline you may change your election by submitting to American Stock Transfer & Trust Company, LLC written notice accompanied by a properly completed and signed, revised election form. After the election deadline you will not be allowed to change or revoke your election. If you instructed a bank, broker, or other financial institution to submit an election for your shares, you must follow their directions for changing those instructions.

Q:	What happens if I do not make a valid election to receive cash or Middlefield common stock?

A:	If you do not return a properly completed election form by the election deadline specified in the election form, your Liberty common stock will be considered “non-election shares” and will be converted into the right to receive the stock consideration or the cash consideration according to the allocation procedures specified in the Reorganization Agreement. Generally, if one form of consideration (cash or Middlefield common stock) is undersubscribed, Liberty common stock for which no election is validly made will be allocated to the undersubscribed form before shares electing the oversubscribed form are allocated to the undersubscribed form. If proration becomes necessary, shares for which a valid election is made will have priority over non-electing shares, although electing a particular form of consideration does not guarantee that your election will be honored in full.

Q:	What are the material U.S. federal income tax consequences of the Merger to Liberty stockholders?

A:

Tucker Ellis LLP has delivered its legal opinion, dated September 26, 2016, to the effect that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Internal Revenue Code”). In addition, the completion of the Merger is conditioned on receipt of a tax opinion from Tucker Ellis LLP, dated as of the closing date, to the same effect. However, neither Liberty nor Middlefield has requested or received a ruling from the Internal Revenue Service that the Merger will qualify as a reorganization or as to any other aspect of the Reorganization Agreement or the transactions contemplated by it. The U.S. federal income tax consequences of the Merger to a Liberty stockholder will depend on the relative mix of cash and Middlefield common stock received by that Liberty stockholder. Liberty stockholders should not recognize any gain or loss for U.S. federal income tax purposes if they exchange their Liberty shares solely for shares of Middlefield common stock in the Merger, except with respect to cash received in lieu of fractional shares of Middlefield common stock. Liberty stockholders will recognize gain or loss if they exchange their Liberty shares solely for cash in the Merger. Liberty stockholders will recognize gain, but not loss, if they exchange their Liberty shares for a combination of Middlefield common stock and cash, but their taxable gain in that case will not exceed the cash they receive in the Merger. The special dividend is not part of the Merger consideration. It will be taxable to Liberty stockholders as ordinary income, taxable at preferential rates applicable to “qualified dividends.” Any gain recognized on the Merger consideration and any ordinary income from the special dividend could be subject to an additional tax on “net investment income,” depending on the individual’s adjusted gross income, as described below under “THE MERGER – Material U.S. Federal Income Tax Consequences – Medicare Tax on Net Investment Income.” You should consult with your tax advisor for the specific tax consequences of the Merger and the special dividend to you. See “THE MERGER – Material U.S. Federal Income Tax Consequences” on page 73.

The consequences of the Merger to each Liberty stockholder depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine the tax consequences of the Merger to you.

Q:	Is Liberty allowed to pay dividends before the effective date of the Merger?

A:	Yes. Under the terms of the Reorganization Agreement, Liberty is permitted to pay usual and customary cash dividends. The Reorganization Agreement also requires Liberty to declare a special dividend before closing. The amount of the special dividend may change, but it currently is estimated at approximately $3.0 million in the aggregate, or $3.13 per share.

Q:	When and where will the Middlefield and Liberty stockholder meetings be?

A:	Middlefield’s special meeting of stockholders will be held at 10:00 a.m., local time, on January 10, 2017 at The Middlefield Banking Company, 15985 East High Street, Middlefield, Ohio 44062. The annual meeting of Liberty stockholders will be held at 9:00 a.m., local time, on December 22, 2016 at Corporate College East, 4400 Richmond Road, Warrensville Heights, Ohio 44128.

Q:	What proposals will be acted on at the Middlefield and Liberty stockholder meetings?

A:	Middlefield stockholders will be asked to (1) approve the transactions under the Reorganization Agreement, (2) approve issuance of up to 563,261 shares of Middlefield common stock in the Merger, (3) approve adjournment of the special meeting to allow additional time for proxy solicitation if there are not sufficient votes to approve the Reorganization Agreement transactions, and (4) vote on any other business properly presented.

Liberty stockholders will be asked to (1) adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement, (2) approve adjournment of the annual meeting to allow additional time for proxy solicitation if there are not sufficient votes to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement, (3) elect twelve directors for the term expiring at the earlier of (i) completion of the Merger or (ii) the 2017 annual meeting and until their successors are elected and qualified, (4) ratify the selection of independent auditors, and (5) vote on any other business properly presented.

Q:	What do the Board of Directors of Middlefield and the Board of Directors of Liberty recommend regarding the proposals to be acted on at the stockholder meetings?

Middlefield’s board of directors believes that the Merger and other transactions under the Reorganization Agreement are in the best interests of Middlefield and its stockholders and recommends that Middlefield stockholders vote FOR the proposal to approve the transactions under the Reorganization Agreement, FOR the proposal to issue Middlefield common stock in the Merger, and FOR the proposal to adjourn the special meeting to solicit additional proxies if there are insufficient votes to approve the Reorganization Agreement transactions.

Liberty’s board of directors also determined that the Reorganization Agreement is in the best interests of Liberty and its stockholders and recommends that Liberty stockholders vote FOR the proposal to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement and FOR the proposal to adjourn the annual meeting to solicit additional proxies if there are insufficient votes to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement. Regarding the other proposals to be presented at the annual meeting, Liberty’s board of directors recommends that stockholders vote FOR election of the identified director nominees and FOR ratification of the selection of the independent auditor.

Q:	Is my vote needed to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement and to approve the other proposals?

A:	Adoption and approval of the Reorganization Agreement and approval of the transactions contemplated by the Reorganization Agreement requires the affirmative vote of the holders of at least two-thirds of the shares of Liberty common stock outstanding. When Liberty’s stockholder meeting is held, if there are insufficient votes to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement the meeting may be adjourned to allow solicitation of additional proxies. The affirmative vote of the holders of a majority of the shares represented at the meeting in person or by proxy and entitled to vote is necessary to approve adjournment. All of Liberty’s directors entered into voting agreements with Middlefield as a condition to Middlefield’s agreement to the Reorganization Agreement (the “Voting Agreements”), agreeing to vote their Liberty shares in favor of adoption and approval of the Reorganization Agreement and approval of the transactions contemplated by the Reorganization Agreement and in favor of the adjournment proposal. Excluding Liberty shares held by their immediate family members, Liberty’s directors collectively own 354,986 shares of Liberty common stock, or approximately 34.3% of the shares outstanding. The form of Voting Agreement is an exhibit to the Reorganization Agreement included as Annex A to this joint proxy statement/prospectus. As a holder of 23,218 shares of Liberty common stock, or 2.2%, Middlefield intends to vote in favor of adoption and approval of the Reorganization Agreement, in favor of the adjournment proposal, in favor of election of the identified director nominees, and in favor of ratifying the selection of independent accountants.

For the proposal to elect directors at Liberty’s annual meeting, directors are elected by plurality vote, which means the directors receiving the greatest number of votes are elected. The affirmative vote of the holders of a majority of the shares represented at the meeting in person or by proxy and entitled to vote is necessary to ratify selection of Liberty’s independent auditor.

Similar to the approval standard applicable to the Liberty stockholder meeting, approval of the transactions under the Reorganization Agreement by Middlefield stockholders requires the affirmative vote of the holders of at least two-thirds of the shares of Middlefield common stock outstanding. If there are insufficient votes to approve the Reorganization Agreement transactions when Middlefield’s stockholder meeting is held, the meeting may be adjourned to allow solicitation of additional proxies. The affirmative vote of the holders of a majority of the votes cast is necessary to approve adjournment. To approve issuance of Middlefield common stock in the Merger, the affirmative vote of a majority of the votes cast is necessary. Middlefield directors did not enter into agreements regarding voting of their shares of Middlefield common stock. Collectively they own approximately 102,153 shares, or approximately 4.6% of Middlefield’s outstanding common stock, with the right to acquire 20,674 additional shares.

Q:	How do I vote?

A:	If you were the record holder of Middlefield common stock on the November 17, 2016 record date for the Middlefield special meeting or Liberty common stock on the November 25, 2016 record date for the Liberty annual meeting, you may vote in person by attending your company’s meeting, and to ensure that your shares are represented at the meeting you may vote by signing and returning your company’s enclosed proxy card in the postage-paid envelope provided.

If you hold Middlefield or Liberty common stock beneficially through a broker, bank, or other nominee, please see the discussion below regarding shares held in “street name.”

Q:	What will happen if I fail to vote or if I abstain from voting?

A:

If you are a Liberty stockholder and you do not return a proxy card or vote in person at the Liberty annual meeting or if you mark the proxy card or ballot “ABSTAIN” for the proposal to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement, this will have the same effect as a vote “AGAINST” that proposal. Marking your proxy card or ballot “ABSTAIN” will have the same effect as a vote “AGAINST” the adjournment proposal and the auditor ratification proposal. Failure to return your proxy card or vote in person will have no effect on the adjournment proposal, the proposal to elect directors, or the proposal to ratify the auditor selection.

If you are a Middlefield stockholder and you do not return a proxy card or vote in person at the Middlefield special meeting or if you mark the proxy card or ballot “ABSTAIN” for the proposal to approve the transactions under the Reorganization Agreement, this will have the same effect as a vote “AGAINST” that proposal, but failing to vote or abstaining will have no effect on the adjournment proposal or the proposal to approve issuance of shares.

Q:	How will my shares be voted if I return a signed proxy card without marking voting instructions?

A:	If you are a Liberty stockholder and you sign, date, and return a proxy card without stating how you want your shares to be voted, your shares will be voted “FOR” adoption and approval of the Reorganization Agreement and approval of the transactions contemplated by the Reorganization Agreement, and if adjournment of the meeting is necessary to allow time for solicitation of additional proxies your shares will be voted “FOR” adjournment. Similarly, your shares will be voted “FOR” election of the identified director nominees and “FOR” ratification of the auditor selection if you return a valid proxy card without giving voting instructions.

If you are a Middlefield stockholder and you sign, date, and return a proxy card without giving voting instructions, your shares will be voted “FOR” approval of the transactions under the Reorganization Agreement and “FOR” approval of the share issuance, and if adjournment of the meeting is necessary to allow time for solicitation of additional proxies your shares will be voted “FOR” adjournment.

Q:	If my shares are held in a stock brokerage account or by a bank or other nominee in “street name”, will my broker, bank, or other nominee vote shares for me?

A:	No. If you do not provide the broker, bank, or nominee (the record holder of your shares) with instructions for voting your shares, the broker, bank, or other nominee will not be able to vote on any proposal other than ratification of independent auditors. Please follow the broker, bank, or other nominee’s directions for giving voting instructions to the broker, bank, or nominee.

•	if you hold Liberty shares in street name through a broker, bank, or other nominee but do not give voting instructions to the broker, bank, or other nominee, the broker, bank, or other nominee may not vote your shares on the proposal to adopt and approve the Reorganization Agreement and the Merger or the proposal to adjourn the meeting, which broker non-votes will have the same effect as votes “AGAINST” those proposals. Failing to give voting instructions also will prevent the broker, bank, or other nominee from voting on the director election proposal, but directors nevertheless will be elected because directors are elected by a plurality; however, your broker, bank, or other nominee will be able to vote on the auditor ratification proposal without voting instructions,

•	if you are a Middlefield stockholder but do not give voting instructions to your broker, bank, or other nominee, the broker, bank, or other nominee may not vote your shares on the proposal to approve the transactions under the Reorganization Agreement, which broker non-vote will have the same effect as a vote “AGAINST” that proposal. Although failing to give voting instructions also will prevent your broker, bank, or other nominee from voting on the proposal to issue common stock or the adjournment proposal, broker non-votes on those proposals have no effect because – under Middlefield’s regulations – the proposals will be decided by a majority of votes actually cast.

Under applicable Financial Industry Regulatory Authority (“FINRA”) and stock exchange rules, brokers who hold shares in “street name” for a beneficial owner are allowed to vote in their discretion on “routine” proposals, even without voting instructions from beneficial owners. For proposals stock exchanges consider “non-routine,” however, brokers are not allowed to exercise voting discretion and cannot vote on those non-routine proposals unless the beneficial owner gives specific voting instructions. Except for the auditor ratification proposal to be acted on at the Liberty stockholder meeting, Middlefield and Liberty believe the proposals to be voted on at the stockholder meetings are “non-routine” and that brokers therefore will not be able to vote without specific voting instructions. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Q:	May I change my vote after submitting a proxy?

A:	Yes, but only until a vote is taken. Middlefield stockholders who hold directly, not in “street name,” may revoke a proxy at any time before a vote is taken by (x) filing a written notice of revocation with Middlefield’s Secretary, at 15985 East High Street, Middlefield, Ohio 44062-0035, (y) executing and returning another proxy card with a later date, or (z) attending the meeting and giving notice of revocation in person. Liberty stockholders may revoke a proxy at any time before a vote is taken by (x) filing a written notice of revocation with Liberty’s Secretary, at 25201 Chagrin Boulevard, Suite 120, Beachwood, Ohio 44122, (y) executing and returning another proxy card with a later date, or (z) attending the meeting and giving notice of revocation in person. A revocation notice or a later dated proxy will not be effective unless actually received by Liberty prior to the vote.

Your attendance at the meeting will not, by itself, revoke your proxy.

If you hold shares in “street name” and gave voting instructions to the broker, bank, or nominee, you must follow the broker, bank or nominee’s directions for changing your vote.

Q:	If I do not favor adoption and approval of the Reorganization Agreement and approval of the transactions contemplated by the Reorganization Agreement, what are my dissenters’ rights?

A:	Under federal banking law Liberty stockholders may dissent from the Merger and elect to have the fair market value of their shares appraised, receiving payment for their shares in cash. To assert dissenters’ right of appraisal, a stockholder must comply with the provisions of federal law, which include voting against the proposal to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement or giving notice to the presiding officer in writing at or before Liberty’s meeting that the stockholder dissents. For more information see “DISSENTERS’ RIGHTS” and the copy of the applicable statutory provision included as Annex B to this joint proxy statement/prospectus.

Q:	When will the Merger be completed?

A:	Middlefield and Liberty desire to complete the Merger in the first quarter of 2017, but achieving that goal is contingent on obtaining stockholder approvals and applicable governmental approvals and on satisfying all other conditions precedent to the Merger.

Q:	Should Liberty stockholders send in their share certificates now?

A:	No. Within five business days after the Merger is completed, the Exchange Agent for the Merger will send Liberty stockholders a letter of transmittal with instructions for delivering share certificates to the Exchange Agent. American Stock Transfer & Trust Company, LLC will act as Exchange Agent. Liberty stockholders must use the letter of transmittal to exchange Liberty share certificates for Merger consideration. Do not send in share certificates with your proxy form.

Q:	What do I need to do now?

A:	After carefully reviewing this joint proxy statement/prospectus, including its Annexes, please complete, sign, and date the enclosed proxy card and return it in the enclosed postage-paid envelope as soon as possible. By submitting your proxy, you authorize the individuals named in your company’s proxy to vote your shares at your company’s meeting of stockholders in accordance with your instructions. Your vote is very important. Regardless of whether you plan to attend the meeting, please submit your proxy with voting instructions to ensure that your shares are voted.

Q:	Are there risks that I should consider in deciding whether to vote in favor of the Reorganization Agreement and the other proposals?

A:	Yes. You should read and carefully consider the section of this joint proxy statement/prospectus captioned “RISK FACTORS,” which begins on page 28.

Q:	Who can answer my questions?

A:	If you have questions about the Merger or desire additional copies of this joint proxy statement/prospectus or additional proxy cards, please contact your company or its proxy solicitor at the applicable address below:

Middlefield stockholders:	Liberty stockholders:

Middlefield Banc Corp. Attention: Investor Relations 15985 East High Street P.O. Box 35 Middlefield, Ohio 44062-0035 (440) 632-1666	Liberty Bank, N.A. Attention: Stockholder Relations 25201 Chagrin Boulevard, Suite 120 Beachwood, Ohio 44122 (216) 359-5500

D.F. King & Co. (Middlefield’s Proxy Solicitor) 48 Wall Street New York, New York 10005 Toll-Free: (800) 967-5084

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not necessarily contain all of the information that is important to you. You should read carefully this entire document, including its Annexes, and all other documents to which this joint proxy statement/prospectus refers before you decide how to vote. This summary includes page references directing you to more detailed information.

The Companies

Middlefield Banc Corp.

15985 East High Street

P.O. Box 35

Middlefield, Ohio 44062-0035

Phone: (440) 632-1666

Middlefield is a one-bank holding company. Middlefield’s principal subsidiary is The Middlefield Banking Company, an Ohio-chartered, nonmember commercial bank. Middlefield’s other subsidiary, EMORECO Inc., is an asset resolution corporation dedicated to the resolution and disposition of troubled assets of a central-Ohio bank that Middlefield acquired in 2007, specifically nonperforming loans and other real estate owned (“OREO”) held by the acquired bank as the result of borrower defaults on real estate-secured loans. That bank, Emerald Bank, operated as a separate subsidiary of Middlefield from 2007 through 2013, merging into The Middlefield Banking Company on January 20, 2014. At the end of September 2016 The Middlefield Banking Company had total assets of $760.6 million and more than 140 employees.

The Middlefield Banking Company offers a broad range of banking services, including online banking and bill payment services for individuals and online cash management services for business customers at www.middlefieldbank.com. The Middlefield Banking Company’s customers are small and medium-sized businesses, professionals, small business owners, and retail customers. Loan products include operational and working capital loans, loans to finance capital purchases, term business loans, residential construction loans, selected guaranteed or subsidized loan programs for small businesses, professional loans, residential and mortgage loans, and consumer installment loans to purchase automobiles or boats, make home improvements, and for other personal expenditures. The bank makes available customary deposit-related products and services, such as checking, savings, negotiable order of withdrawal accounts, money market accounts, time certificates of deposit, safe deposit facilities, and travelers’ checks.

The Middlefield Banking Company operates in two distinct and very competitive markets, one in the northeastern Ohio counties of Geauga, Portage, Trumbull, Ashtabula, and Lake. The other market is central Ohio, specifically the Columbus area and Franklin County, the result of the 2007 acquisition of Emerald Bank. Ohio has a high concentration of financial service firms, many of which are significantly larger institutions with greater financial resources. Savings banks, savings and loan associations, commercial banks, mortgage banking companies, credit unions, insurance companies and other financial service companies compete to make loans. Savings and loan associations, savings banks, commercial banks, and credit unions compete for deposits, but non-depository entities such as mutual funds, securities and brokerage firms, and insurance companies also compete for depositors’ funds.

The Middlefield Banking Company’s operations have historically been concentrated in the area east of Liberty’s market, in largely rural areas with a large Amish population. The Middlefield Banking Company’s business originated in this market and was not an outgrowth of the nearby Cleveland-area or Akron-area markets. This includes Geauga County, where The Middlefield Banking Company’s business began in 1901 and where four of its ten offices are located, and northern Portage County, where two offices are located, with a seventh office in Cortland in Trumbull County, an office in Orwell in southern Ashtabula County, and two offices in central Ohio, in Franklin County. The Middlefield Banking Company’s eleventh banking office opened in October 2016 in Sunbury, also in central Ohio, in Delaware County. It also has a loan production office in Mentor, in Lake County. The Middlefield Banking Company’s northeast Ohio market adjoins the market of Liberty, which is to the immediate west.

Middlefield common stock trades on the Nasdaq Capital Market under the symbol “MBCN”. Middlefield is subject to reporting requirements under the Securities Exchange Act of 1934, filing annual, quarterly, and current reports, proxy statements, and other information with the SEC.

Liberty Bank, N.A.

25201 Chagrin Boulevard, Suite 120

Beachwood, Ohio 44122

Phone: (216) 359-5500

Liberty is a national bank established in October 1990. Liberty currently has approximately 40 employees. Liberty’s three bank offices are in Twinsburg in northern Summit County and Beachwood and Solon in eastern Cuyahoga County, Ohio. Liberty common stock is not listed on an exchange or traded over the counter. From inception, Liberty has been associated with the Akron and Cleveland business community and has sought to be a community banking resource for individuals and small business customers seeking the personalized service and local decision-making that distinguish community banks from the much larger regional and national banking institutions dominating the banking markets in Akron and Cleveland.

After the Merger, The Middlefield Banking Company will conduct through Liberty’s three bank offices the typical community banking business The Middlefield Banking Company has conducted through its offices since 1901. Both banks are community banks, and although Liberty serves the credit and deposit needs not only of local small businesses but also individuals, Liberty’s identity, its physical branch presence, and its marketing focus are more characteristic of a small business bank. The Middlefield Banking Company actively seeks to serve the lending and deposits needs not only of business customers but also individuals, for example individuals seeking home mortgage credit who do not have a preexisting commercial borrowing or deposit relationship with The Middlefield Banking Company. Middlefield believes the Merger will have the consequence of Liberty’s office locations being occupied by a community bank with a broader customer focus, with more active consumer marketing of The Middlefield Banking Company’s products and services in its new market in Cuyahoga County and Summit County.

The Reorganization Agreement (page 78)

If all of the Reorganization Agreement conditions are satisfied or waived, Liberty will merge into The Middlefield Banking Company, with The Middlefield Banking Company surviving. The Reorganization Agreement is Annex A to this joint proxy statement/prospectus and forms part of this joint proxy statement/prospectus. We encourage you to read the Reorganization Agreement carefully. It is the principal legal document governing the Merger. Immediately before Liberty merges into The Middlefield Banking Company, an interim bank subsidiary organized by Middlefield will merge into Liberty, with Liberty surviving momentarily before Liberty immediately thereafter merges into The Middlefield Banking Company.

What Liberty stockholders will receive in the Merger (page 79)

Liberty stockholders will be entitled to receive from Middlefield a combination of cash and Middlefield common stock when the Merger is completed, in addition to a special dividend of approximately $3.13 per share in cash immediately prior to the completion of the Merger. Subject to allocation procedures in the Reorganization Agreement ensuring that approximately 45% of the outstanding Liberty common stock is converted into Middlefield common stock and the remaining outstanding Liberty common stock is converted into cash, at the effective time of the Merger Liberty common stock not owned by Middlefield will be converted into the right to receive either:

•	$37.96 in cash, or

•	1.1934 shares of Middlefield common stock

Liberty stockholders will own up to approximately 20% of the Middlefield common stock outstanding after the Merger. Middlefield will not issue fractional shares. Instead, a holder of Liberty common stock who would otherwise be entitled to a fractional share (after taking into account all Liberty common stock owned by the holder at the effective time of the Merger) will receive cash, without interest, equal to the product of the fractional share to which the holder would otherwise be entitled multiplied by the volume-weighted average closing sale price of Middlefield common stock for the 30 trading days immediately before the effective time.

It technically is not part of the Merger consideration, but pursuant to the Reorganization Agreement, Liberty must declare a special dividend to stockholders before Merger closing. The special dividend is currently estimated to be approximately $3.0 million in the aggregate, or $3.13 per share. Middlefield will not receive Merger consideration for its 23,218 Liberty shares but will be entitled to a proportionate share of the special dividend payment.

What holders of Liberty stock options and phantom shares will receive (page 79)

Liberty’s compensation arrangements for officers and employees include equity-based awards, including stock options and phantom awards. There are option awards outstanding for 13,572 shares, all of which are vested, including options held by Liberty’s Chief Credit Officer to acquire a total of 4,000 shares. At the effective time of the Merger each outstanding and unexercised option to purchase Liberty common stock will be cancelled in exchange for a cash payment equal to (x) the positive difference between $41.09 and the exercise price of the option, multiplied by (y) the number of shares of Liberty common stock acquirable by option exercise. There are also outstanding 2,000 phantom share awards made in 2013. The phantom share awards consist of the right to a cash payment equal to the positive difference between Liberty’s stock value on December 31, 2016 and the stock value on the award date, multiplied by the number of phantom shares awarded, with value being determined by Liberty’s board of directors. The total cash payment for cancellation of the options and phantom awards is estimated to be $161,931, of which $62,986 is payable to Liberty’s Chief Credit Officer. The $41.09 figure is the sum of the $37.96 per share cash Merger consideration and the $3.13 per share special dividend.

Exchange of Liberty common stock certificates (page 79)

When the Merger is complete, acting as exchange agent, American Stock Transfer & Trust Company, LLC will mail to Liberty stockholders transmittal materials and instructions for exchanging Liberty share certificates for Middlefield common stock to be issued by book-entry transfer.

Liberty annual meeting of stockholders (page 34)

The Liberty annual meeting of stockholders will be held at 9:00 a.m., local time, on December 22, 2016 at Corporate College East, 4400 Richmond Road, Warrensville Heights, Ohio 44128 for the purpose of considering and voting on proposals to –

•	adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement,

•	adjourn the annual meeting if adjournment is necessary to allow solicitation of additional proxies because of insufficient votes to adopt and approve the Reorganization Agreement,

•	elect twelve directors to serve until the earlier of (i) completion of the Merger or (ii) the 2017 annual meeting and until their successors are elected and qualified,

•	ratify the appointment of Maloney + Novotny LLC as independent public accountants for the fiscal year ending December 31, 2016, and

•	transact any other business properly presented at the meeting or at any adjournment or postponement. The Liberty board of directors currently is not aware of any other business to be presented at the meeting.

You are entitled to vote at the annual meeting if you owned Liberty common stock as of the close of business on the November 25, 2016 record date. As of that date a total of                      shares of Liberty common stock were outstanding and eligible to vote at the Liberty annual meeting.

Middlefield special meeting of stockholders (page 44)

A special meeting of stockholders of Middlefield will be held at 10:00 a.m., local time, on January 10, 2017 at The Middlefield Banking Company, 15985 East High Street, Middlefield, Ohio, 44062 for the purpose of considering and voting on proposals to –

•	approve the transactions under the Reorganization Agreement,

•	issue up to 563,261 shares of Middlefield common stock in the Merger,

•	adjourn the special meeting if adjournment is necessary to allow solicitation of additional proxies because of insufficient votes to adopt and approve the Reorganization Agreement, and

•	transact any other business properly presented at the special meeting or any adjournment or postponement. The Middlefield board of directors currently is not aware of any other business to be presented at the meeting.

You are entitled to vote at the special meeting if you owned Middlefield common stock as of the close of business on the November 17, 2016 record date. As of that date a total of 2,250,893 shares were outstanding and eligible to vote at the Middlefield special meeting.

Required vote (pages 34, 44)

Liberty. A quorum will exist at Liberty’s annual meeting if a majority of the outstanding common stock is represented in person or by proxy. The Reorganization Agreement will be adopted and approved and the transactions contemplated by the Reorganization Agreement will be approved if they receive the affirmative vote of the holders of at least two-thirds of Liberty’s outstanding common stock. If there are insufficient votes to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement when the meeting is held, the meeting may be adjourned to allow solicitation of additional proxies. The affirmative vote of the holders of a majority of the shares represented at the meeting in person or by proxy and entitled to vote is necessary to approve adjournment.

All of Liberty’s directors agreed to vote their Liberty shares in favor of adoption and approval of the Reorganization Agreement and approval of the transactions contemplated by the Reorganization Agreement, in favor of the adjournment proposal and in favor of entering into voting agreements with Middlefield as a condition to Middlefield’s agreement to enter into the Reorganization Agreement (“Voting Agreements”). Excluding Liberty shares held by their immediate family members, Liberty’s directors collectively own 354,986 shares of Liberty common stock, or approximately 34.3% of the shares outstanding. The form of Voting Agreement is an exhibit to the Reorganization Agreement attached as Annex A to this joint proxy statement/prospectus. As a group, Liberty’s directors, executive officers, and affiliates own 357,889 shares of Liberty common stock, or 34.6% of shares outstanding, with the right to acquire an additional 4,000 shares. As a holder of 23,218 shares of Liberty common stock, or 2.2%, Middlefield intends to vote in favor of adoption and approval of the Reorganization Agreement and approval of the transactions contemplated under the Reorganization Agreement and in favor of the adjournment proposal.

For the proposal to elect directors at Liberty’s annual meeting, directors are elected by plurality vote, which means the directors receiving the greatest number of votes are elected. The affirmative vote of the holders of a majority of the shares represented at the meeting in person or by proxy and entitled to vote is necessary to ratify selection of Liberty’s independent auditor. Middlefield intends to vote in favor of electing the director nominees identified in this joint proxy statement/prospectus and in favor of ratifying the selection of Liberty’s independent auditor.

Middlefield. A quorum at Middlefield’s special meeting is a majority of the shares outstanding, whether present in person or by proxy. The Reorganization Agreement will be adopted and approved if it receives the affirmative vote of the holders of at least two-thirds of Middlefield’s outstanding common stock. If there are insufficient votes to adopt and approve the Reorganization Agreement when the meeting is held, the meeting may be adjourned to allow solicitation of additional proxies. The affirmative vote of the holders of a majority of the votes cast is necessary to approve adjournment. To approve issuance of Middlefield common stock in the Merger, the affirmative vote of a majority of the votes cast is necessary.

As a group, Middlefield’s directors, executive officers, and affiliates own 106,138 shares of Middlefield common stock, or 4.72% of shares outstanding, with the right to acquire 28,249 additional shares.

Recommendation to Liberty stockholders (page 55)

Liberty’s board of directors unanimously approved the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement. Liberty’s board believes the Merger is in the best interests of Liberty and its stockholders. The board unanimously recommends that Liberty stockholders vote “FOR” adoption and approval of the Reorganization Agreement and approval of the transactions contemplated by the Reorganization Agreement and, if the adjournment proposal is presented for a vote, “FOR” adjournment to allow additional proxy solicitation. Liberty’s board considered many factors in this decision, which are described in the section captioned “THE MERGER – Background of the Merger” beginning on page 49 and “THE MERGER –Liberty’s Reasons for the Merger” beginning on page 53 of this joint proxy statement/prospectus. Liberty’s board also recommends that stockholders vote “FOR” election of the identified director nominees and “FOR” ratification of the selection of independent accountants.

Opinion of Liberty’s Financial Advisor (page 55)

On July 27, 2016 Liberty’s financial advisor, Boenning & Scattergood, Inc. (“Boenning”), delivered to Liberty’s board of directors a written opinion concerning the fairness, from a financial point of view, of the Merger consideration to be received by the holders of Liberty common stock. The full text of the opinion, describing the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Boenning, is attached as Annex C to this joint proxy statement/prospectus.

Boenning’s opinion was for the information of and was directed to Liberty’s board for the board’s consideration of the financial terms of the Merger. The opinion does not pertain to Liberty’s underlying business decision to engage in the Merger or enter into the Reorganization Agreement. The opinion does not constitute a recommendation to the Liberty board regarding the Merger and it does not constitute a recommendation to any holder of Liberty common stock or any stockholder of any other entity regarding how to vote on the Merger or on any other proposal.

Recommendation to Middlefield stockholders (page 63)

Middlefield’s board of directors also unanimously approved the Reorganization Agreement. Middlefield’s board believes the Merger is in the best interests of Middlefield and its stockholders. The board unanimously recommends that Middlefield stockholders vote “FOR” approval of the transactions contemplated by the Reorganization Agreement, “FOR” issuance of up to 563,261 shares of common stock in the Merger, and “FOR” adjournment to allow additional proxy solicitation if the adjournment proposal is presented for a vote. In reaching this decision Middlefield’s board of directors considered many factors as described in the section captioned “THE MERGER – Background of the Merger” beginning on page 49 and “THE MERGER – Middlefield’s Reasons for the Merger” beginning on page 62 of this joint proxy statement/prospectus.

Opinion of Middlefield’s Financial Advisor (page 63)

Middlefield’s financial advisor, Donnelly Penman & Partners Inc., delivered to Middlefield’s board of directors a July 27, 2016 opinion concerning the fairness to Middlefield stockholders, from a financial point of view, of the consideration being paid. Describing the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Donnelly Penman & Partners Inc., the full text of the opinion is attached as Annex D to this joint proxy statement/prospectus.

Donnelly Penman & Partners Inc.’s opinion was for the information of and was directed to Middlefield’s board for its consideration of the financial terms of the Merger. The opinion does not pertain to Middlefield’s underlying business decision to engage in the Merger or enter into the Reorganization Agreement. The opinion does not constitute a recommendation to the Middlefield board regarding the Merger and it does not constitute a recommendation to any Middlefield stockholder regarding how to vote on the Merger or on any other proposal.

Material U.S. federal income tax consequences (page 73)

The U.S. federal income tax consequences of the Merger to a Liberty stockholder will depend on the relative mix of cash and Middlefield common stock received by such Liberty stockholder. Liberty stockholders should not recognize any gain or loss for U.S. federal income tax purposes if they exchange their Liberty shares solely for shares of Middlefield common stock in the Merger, except with respect to cash received in lieu of fractional shares of Middlefield common stock. Liberty stockholders will recognize gain or loss if they exchange their Liberty shares solely for cash in the Merger. Liberty stockholders will recognize gain, but not loss, if they exchange their Liberty shares for a combination of Middlefield common stock and cash, but their taxable gain in that case will not exceed the cash they receive in the Merger. The tax consequences of the Merger to each Liberty stockholder will depend on such Liberty stockholder’s own situation. Liberty stockholders should consult with their own tax advisors for a full understanding of the tax consequences of the Merger to them. Tucker Ellis LLP has delivered a tax opinion, dated September 26, 2016, to the effect that the Merger qualifies as a “reorganization” under Section 368(a) of the Internal Revenue Code. In addition, the completion of the Merger is conditioned on receipt of a tax opinion from Tucker Ellis LLP, dated the closing date, to the same effect as the opinion described in the preceding sentence. The opinion will not bind the Internal Revenue Service, which could take a different view.

See “THE MERGER – Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Merger.

Interests of directors and certain executive officers of Liberty (page 72)

Directors and certain executive officers of Liberty have employment and other compensation agreements or economic interests that give them interests in the Merger that are somewhat different from or in addition to their interests as Liberty stockholders. These interests and agreements include:

•	two members of the Liberty board of directors will be appointed to Middlefield’s board of directors. These directors are Chairman, President, and CEO William A. Valerian and Director Thomas W. Bevan,

•	all outstanding stock options issued by Liberty to officers and employees will be cancelled in exchange for cash equal to (x) the positive difference between $41.09 and the exercise price of the option, multiplied by (y) the number of shares of Liberty common stock acquirable by option exercise; of the $161,931 total payable in cancellation of options and phantom stock, $62,986 will be paid to Senior Vice President and Chief Credit Officer Craig E. Reay. Mr. Valerian’s son holds 1,000 phantom shares, which will be cancelled in exchange for $15,200 in cash,

•	Liberty’s CEO William A. Valerian and CFO Richard C. Ebner have employment agreements with Liberty. The employment agreements provide that they are entitled to a payment equal to 2.5 times salary when a change in control occurs, payable in equal installments over 30 months, plus payments for the cost of life insurance, long-term disability, and medical benefits over those 30 months. The Merger will constitute a change in control under those employment agreements. Mr. Valerian’s total payments are estimated to be $929,502 and Mr. Ebner’s are estimated to be $716,900,

•	certain Liberty officers will receive retention bonuses to remain with Liberty through consummation of the Merger,

•	the Reorganization Agreement provides that Middlefield will consult with Liberty about forming a Northeast Ohio Advisory Board, which would include some of Liberty’s current directors, and

•	the Reorganization Agreement preserves for six years the rights of Liberty’s officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Each of Middlefield’s and Liberty’s board of directors was aware of these interests and considered them in approving the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement. See “THE MERGER – Interests of Liberty Directors and Executive Officers in the Merger” beginning on page 72 of this joint proxy statement/prospectus.

Dissenters’ rights of Liberty stockholders (page 48)

The National Bank Act gives Liberty stockholders the right to dissent from the Merger and elect to have the fair market value of their shares appraised, receiving payment for their shares in cash. To assert dissenters’ rights of appraisal, a stockholder must comply with the requirements of the National Bank Act, which include voting against the proposal to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement or giving notice in writing at or before Liberty’s meeting that the stockholder dissents by giving notice to the presiding officer. For more information, see “DISSENTERS’ RIGHTS” and the copy of the applicable statutory provision attached as Annex B to this joint proxy statement/prospectus.

A Liberty stockholder who has questions regarding dissenters’ rights should consult his or her legal advisers.

Differences in stockholder rights (page 91)

Liberty stockholders who receive Middlefield common stock will be Middlefield stockholders when the Merger is completed. As such, their rights will be governed by Middlefield’s Second Amended and Restated Articles of Incorporation and Regulations, as well as Ohio law. For a summary of significant differences between the rights of Middlefield stockholders and the rights of Liberty stockholders, see “COMPARISON OF RIGHTS OF LIBERTY AND MIDDLEFIELD STOCKHOLDERS” beginning on page 91 of this joint proxy statement/prospectus.

Conditions to the Merger (page 88)

As more fully described in this joint proxy statement/prospectus and in the Reorganization Agreement, completion of the Merger depends on adoption and approval of the Reorganization Agreement by Middlefield stockholders and by Liberty stockholders, and satisfaction or waiver of other customary merger closing conditions. Middlefield and Liberty desire to complete the Merger in the first quarter of 2017. See “THE REORGANIZATION AGREEMENT – Conditions to the Merger” beginning on page 88 of this joint proxy statement/prospectus.

Termination; Termination Fee (page 89)

The Reorganization Agreement may be terminated before the effective time of the Merger, whether before or after approval by Liberty stockholders and Middlefield stockholders:

•	by mutual written consent of Middlefield and Liberty,

•	by either Middlefield or Liberty if the other party breaches its covenants or representations and warranties and the breach is not cured within 30 days after written notice or by its nature cannot be cured (provided the terminating party is not also in breach of its covenants or representations and warranties),

•	by either Middlefield or Liberty if the Merger does not occur by May 30, 2017 (or a later date the parties may agree to), unless the failure to close by that date is the result of the terminating party’s breach of covenants or representations and warranties in the Reorganization Agreement,

•	by either Middlefield or Liberty if the Liberty stockholders or the Middlefield stockholders do not vote to approve the Reorganization Agreement,

•	by either party if a required governmental approval is denied by final, non-appealable action, or if a governmental entity issues a final, non-appealable order, injunction, or ruling enjoining or otherwise prohibiting consummation of the Merger,

•	by Middlefield if Liberty becomes subject to a formal bank regulatory enforcement action,

•	by Middlefield if Liberty’s board fails to recommend adoption and approval of the Reorganization Agreement to Liberty stockholders or withdraws or adversely changes the recommendation in favor of the Reorganization Agreement, or if Liberty accepts a competing acquisition proposal, and

•	by Liberty if it accepts a superior acquisition proposal, but Liberty’s termination right is conditioned on Liberty giving to Middlefield notice of the superior proposal and the opportunity to modify Middlefield’s merger proposal.

Liberty may be required to pay a termination fee of $1.65 million to Middlefield if (i) the Reorganization Agreement is terminated as described in the seventh and eighth bullet points above or (ii) if a competing acquisition proposal is made known to Liberty, Middlefield subsequently terminates the Reorganization Agreement, and Liberty enters into a definitive agreement relating to the competing acquisition proposal within one year of the termination of the Reorganization Agreement. See “THE REORGANIZATION AGREEMENT –Termination; Termination Fee” beginning on page 89.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2016 and the unaudited pro forma condensed combined consolidated statements of income for the nine months ended September 30, 2016 and for the year ended December 31, 2015 are based on the historical financial statements of Middlefield and Liberty after giving effect to the Merger. The Merger will be accounted for using the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, “Business Combinations” (“ASC 805”).

The unaudited pro forma condensed combined consolidated statements of income for the nine months ended September 30, 2016 and for the year end December 31, 2015 give effect to the Merger as of the beginning of all periods presented. The unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2016 assumes that the Merger took place on September 30, 2016.

The unaudited condensed combined consolidated balance sheet and statement of income as of and for the nine months ended September 30, 2016 were derived from Middlefield’s unaudited condensed financial statements and Liberty’s unaudited condensed financial statements and as of and for the nine months ended September 30, 2016. The unaudited condensed statement of income for the year ended December 31, 2015 was derived from Middlefield’s and Liberty’s audited statements of income for the year ended December 31, 2015.

The pro forma condensed combined consolidated financial statements reflect management’s best estimate of the fair value of the tangible and intangible assets acquired and liabilities assumed. As final valuations are performed, increases or decreases in the fair value of assets acquired and liabilities assumed will result in adjustments, which may be material, to the balance sheet and/or statement of income.

As required, the unaudited pro forma condensed combined consolidated financial data includes adjustments which give effect to the events that are directly attributable to the Merger, expected to have a continuing impact and are factually supportable. We expect that we will incur reorganization and restructuring expenses as a result of combining our companies. We also anticipate that the Merger will provide the combined company with financial benefits that include reduced operating expenses (as compared to the sum of expenses from each company while operating separately) and the opportunity to earn more revenue. The pro forma information does not take into account these expected expenses or anticipated financial benefits, and does not attempt to predict or suggest future results.

The unaudited pro forma condensed combined consolidated financial statements are provided for informational purposes only and are subject to a number of uncertainties and assumptions and do not purport to represent what the companies’ actual performance or financial position would have been had the Merger occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any date or for any future period.

Please refer to the following information in conjunction with the accompanying notes to these pro forma financial statements and the historical financial statements and the accompanying notes thereto and the section MANAGEMENT’S DISCUSSION AND ANALYSIS OF MIDDLEFIELD’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS in this joint proxy statement/prospectus.

The unaudited pro forma stockholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Middlefield common stock or the actual or future results of operations of Middlefield for any period. Actual results may be materially different from the pro forma information presented.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED BALANCE SHEET

AS OF SEPTEMBER 30, 2016

(Dollars in Thousands, Except Per Share Amounts)

	HISTORICAL
	Middlefield Banc Corp.	Liberty Bank, N.A.	Pro Forma Adjustments		Combined Pro Forma
ASSETS
Cash and due from banks	$21,976	$22,804	$(2,933)	A	$32,578
			(1,536)	B
			(7,166)	C
			(567)	D
Fed funds sold	1,300	—	—		1,300

Cash and cash equivalents	23,276	22,804	(12,202)		33,878
Investment securities available for sale, at fair value	123,054	—	(580)	E	122,474
Loans held for sale	880	358	—		1,238
Loans	586,329	197,400	(3,860)	F	779,869
Less allowance for loan and lease losses	6,334	3,276	(3,276)	G	6,334

Net loans	579,995	194,124	(584)		773,535
Premises and equipment, net	9,921	358	—		10,279
Goodwill	4,559	—	11,651	H	16,210
Core deposit intangibles	46	—	582	I	628
Bank owned life insurance	13,438	1,653	—		15,091
Other real estate owned	1,205	—	—		1,205
Accrued interest and other assets	5,884	2,171	79	J	8,134

TOTAL ASSETS	$762,258	$221,468	$(1,054)		$982,672

LIABILITIES
Noninterest-bearing demand	$136,320	$29,515	$—		$165,835
Interest-bearing demand	67,061	30,197	—		97,258
Money market	77,774	82,886	—		160,660
Savings	173,272	9,953	—		183,225
Time	184,915	35,689	224	K	220,828

Total deposits	639,342	188,240	224		827,806
Short-term borrowings	32,803	—	—		32,803
Other borrowings	9,713	—	12,000	L	21,713
Accrued interest and other liabilities	2,208	1,806	—		4,014

TOTAL LIABILITIES	$684,066	$190,046	$12,224		$886,336

EQUITY
Common stock	$47,812	$9,603	$(9,603)	M	$66,119
			18,307	N
Surplus / additional paid in capital	—	16,977	(16,977)	M	—
Retained earnings	40,282	4,842	(4,842)	M	40,119
			(567)	D
			404	E
Accumulated other comprehensive income	3,616	—	—		3,616
Treasury stock	(13,518)	—	—		(13,518)

TOTAL STOCKHOLDERS’ EQUITY	$78,192	$31,422	$(13,278)		$96,336

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$762,258	$221,468	$(1,054)		$982,672

See accompanying notes to the unaudited pro forma condensed combined consolidated financial statements.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(Dollars in Thousands, Except Per Share Amounts)

	HISTORICAL
	Middlefield Banc Corp.	Liberty Bank, N.A.	Pro Forma Adjustments		Combined Pro Forma
INTEREST INCOME
Interest and fees on originated loans	$18,949	$7,202	$271	F	$26,422
Interest-bearing deposits in other institutions	42	119	—		161
Federal funds sold	16	—	—		16
Investment securities:	3,092	—	—		3,092
Dividends on stock	74	34	—		108

Total interest income	22,173	7,355	271		29,799

INTEREST EXPENSE
Deposits	2,665	621	(146)	K	3,140
Short-term borrowings	282	—	—		282
Other borrowings	53	—	348	L	401
Trust preferred securities	117	—	—		117

Total interest expense	3,117	621	202		3,940

Net interest income	19,056	6,734	69		25,859
Provision for loan losses	315	—	—		315

Net interest income after provision for loan and lease losses	18,741	6,734	69		25,544

NONINTEREST INCOME
Service charges on deposit accounts	1,443	240	—		1,683
Investment securities gains, net	303	—	—		303
Earnings on bank-owned life insurance	298	27	—		325
Gains on sale of loans	322	530	—		852
Other income	693	285	—		978

Total noninterest income	3,059	1,082	—		4,141

NONINTEREST EXPENSE
Salaries and employee benefits	7,740	3,258	—		10,998
Occupancy expense	933	390	—		1,323
Equipment expense	700	152	—		852
Data processing costs	928	315	—		1,243
Core deposit intangible amortization	30	—	50	I	80
Other expense	5,584	1,185	—		6,769

Total noninterest expense	15,915	5,300	50		21,265

Income before taxes	5,885	2,516	19		8,420
Income taxes	1,129	856	7	O	1,992

NET INCOME	$4,756	$1,660	$12		$6,428

Less: Income attributable to common stock subject to possible conversion	—	—	—		—
Pro forma net income attributable to common stock not subject to possible conversion	$4,756	$1,660	$12		$6,428
Pro forma net income per common share – basic	$2.31	$1.73			$2.59
Pro forma net income per common share – diluted	2.30	1.71			2.58
Weighted average number of shares outstanding – basic	2,059,656	959,115	515,695	N	2,480,352
Weighted average number of shares outstanding – diluted	2,068,532	969,433	515,695	N	2,488,874

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED STATEMENT OF INCOME FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2015

(Dollars in Thousands, Except Per Share Amounts)

	HISTORICAL
	Middlefield Banc Corp.	Liberty Bank, N.A.	Pro Forma Adjustments		Combined Pro Forma
INTEREST INCOME
Interest and fees on originated loans	$23,824	$8,282	$359	F	$32,465
Interest-bearing deposits in other institutions	33	91	—		124
Federal funds sold	13	—	—		13
Investment securities:	4,627	—	—		4,627
Dividends on stock	98	66	—		164

Total interest income	28,595	8,439	359		37,393

INTEREST EXPENSE
Deposits	3,426	950	(167)	K	4,209
Short-term borrowings	194	—	—		194
Other borrowings	83	—	464	L	547
Trust preferred securities	117	—	—		117

Total interest expense	3,820	950	297		5,067

Net interest income	24,775	7,489	62		32,326
Provision for loan losses	315	—	—		315

Net interest income after provision for loan and lease losses	24,460	7,489	62		32,011

NONINTEREST INCOME
Service charges on deposit accounts	1,874	282	—		2,156
Investment securities gains, net	323	—	—		323
Earnings on bank-owned life insurance	624	54	—		678
Gains on sale of loans	329	476	—		805
Other income	894	330	—		1,224

Total noninterest income	4,044	1,142	—		5,186

NONINTEREST EXPENSE
Salaries and employee benefits	9,751	3,703	—		13,454
Occupancy expense	1,253	493	—		1,746
Equipment expense	944	212	—		1,156
Data processing costs	1,071	418	—		1,489
Core deposit intangible amortization	40	—	67	I	107
Other expense	7,018	1,070	—		8,088

Total noninterest expense	20,077	5,896	67		26,040

Income before taxes	8,427	2,735	(5)		11,157
Income taxes	1,562	943	(2)	O	2,503

NET INCOME	$6,865	$1,792	$(3)		$8,654

Less: Income attributable to common stock subject to possible conversion	$—	$—	$—		$—
Pro forma net income attributable to common stock not subject to possible conversion	$6,865	$1,792	$(3)		$8,654
Pro forma net income per common share – basic	$3.41	$1.88			$3.42
Pro forma net income per common share – diluted	3.39	1.86			3.41
Weighted average number of shares outstanding – basic	2,014,966	954,033	515,695	N	2,530,130
Weighted average number of shares outstanding – diluted	2,024,120	962,091	515,695	N	2,539,284

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheets and Income Statements

(Dollars in thousands)

1)	Description of the Merger and Basis of Preparation

The Merger

Upon consummation of the Merger Middlefield Banc Corp. will continue to operate as a bank holding company under that name. Pursuant to the Reorganization Agreement, Liberty will merge with and into The Middlefield Banking Company, a subsidiary of Middlefield, with The Middlefield Banking Company being the surviving entity and remaining Middlefield’s wholly owned subsidiary.

Basis of Presentation

The unaudited pro forma condensed combined consolidated financial statements have been prepared based on Middlefield’s and Liberty’s historical financial information. Certain disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted as permitted by SEC rules and regulations.

These unaudited pro forma condensed combined consolidated financial statements are not necessarily indicative of the results of operations that would have been achieved had the Merger actually taken place at the dates indicated and do not purport to be indicative of future financial condition or operating results.

2)	Acquisition Method

The pro forma condensed combined consolidated financial statements reflect the accounting for the transaction in accordance with ASC 805. Under the acquisition method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded as goodwill.

The purchase price allocation for Liberty is summarized as follows (in thousands):

Cash to holders of Liberty common stock	$19,166
Value of Liberty common stock owned by Middlefield	984
Middlefield common stock to holders of Liberty common stock	18,307

Total purchase price	38,457
Allocated to:
Historical book value of Liberty’s assets and liabilities	31,422
Pre-closing special dividend to Liberty’s common stockholders	(2,933)
Pre-closing cash out of existing Liberty stock options	(1,536)

Historical book value of Liberty’s assets and liabilities to be allocated	26,953
To adjust Liberty’s assets and liabilities to fair value:
Loans	(3,860)
Elimination of allowance for loan and lease losses	3,276
Core deposit intangible	582
Net deferred tax asset	79
Time deposits	(224)

Total allocation of purchase price	(147)
Excess of purchase price over allocation of identifiable assets and liabilities	$11,651

3)	Pro Forma Adjustments and Assumptions

A.	Represents payment of special dividend to Liberty common stockholders prior to execution of the transaction.

Special dividend per share	$3.13
Outstanding number of shares	960,273

Total special dividends	$3,006
Liberty shares held by Middlefield	23,218
Special dividends paid in cash	$2,933

B.	Represents cashing out of existing Liberty stock options and phantom stock.

Special dividend per share	$3.13
Consideration per share (market value of $35.50, 1.1934 exchange rate)	42.37

Total consideration per share	$45.50
Stock options and phantom stock weighted average strike price	28.54

Cash out of options and phantom stock per share	16.96
Stock options and phantom stock outstanding	90,571
Total option and phantom stock consideration	$1,536

C.	Represents the cash component of the purchase price.

Cash consideration per share	$37.96
Outstanding number of shares	960,273
Anticipated cash conversion rate	52.58%

Total cash consideration	$19,166
Cash proceeds from new debt	12,000

Net cash outflow	$7,166

D.	Represents payment of $872 of fees to financial advisors, net of 35% anticipated tax effect, payable upon the closing of the acquisition. The fees are non-recurring items directly attributable to the closing of the transaction and are not expected to have a continuing impact on operations and therefore are not included in the Unaudited Pro Forma Statement of Income.

E.	Reflects elimination of Middlefield’s minority investment in Liberty, carried at $580, and related gain realized as a result of the transaction.

Carrying value of Liberty stock	$580
Closing price of common stock as of November 16, 2016	35.50
Liberty shares held by Middlefield	23,218
Fixed exchange ratio of common stock	1.1934
Middlefield realized gain on Liberty stock	$404

F.	Reflects the pro forma purchase accounting adjustment of Liberty’s loan portfolio to fair value. The preliminary fair value adjustment will be accreted over the loans’ remaining life on a level yield basis. The initial pro forma amount recorded to the balance sheet as of the acquisition date and subsequent accretion, including the related impact to the provision for loan losses, are as follows:

Book value:	$197,400
Fair value:	193,540

Fair value adjustment:	(3,860)
Accretion:
For the year ended December 31, 2015	359
For the nine months ended September 30, 2016	271

G.	Represents elimination of Liberty’s allowance for loan and lease losses of $3,276 as of the acquisition date.

H.	Reflects the pro forma adjustment to goodwill of $11,651, representing the excess of the purchase price over the fair value of net assets to be acquired.

I.	Reflects the pro forma impact of the core deposit intangible asset of Liberty. The preliminary fair value adjustment will be amortized over ten years on an accelerated basis. The initial pro forma amount recorded to the balance sheet as of the acquisition date and subsequent amortization are as follows:

Fair value:	$582
Amortization:
For the year ended December 31, 2015	67
For the nine months ended September 30, 2016	50

J.	Reflects creation of a net deferred tax asset resulting from purchase accounting adjustments, estimating a 35% tax rate.

K.	Reflects the pro forma purchase accounting adjustment of Liberty’s time deposits to fair value. The preliminary fair value adjustment will be accreted over the life of the time deposits on a level yield basis. The initial pro forma amount recorded to the balance sheet as of the acquisition date and subsequent accretion are as follows:

Book value:	$35,689
Fair value:	35,913

Fair value adjustment:	224
Accretion:
For the year ended December 31, 2015	167
For the nine months ended September 30, 2016	146

L.	Reflects new Middlefield debt of $12,000 at a blended interest rate of 3.86% utilized to finance the transaction. Borrowings include an $8,000 facility at 3.78% (1-month LIBOR plus 325 basis points) and a $4,000 facility at 4.03% (1-month LIBOR plus 350 basis points).

M.	Reflects the elimination of Liberty’s historical net equity of approximately $31,422 as a result of the acquisition.

N.	Represents the common stock component of the purchase price.

Closing price of common stock as of November 16, 2016	$35.50
Outstanding number of shares	960,273
Fixed exchange ratio of common stock	1.1934
Anticipated stock conversion rate	45.00%

Total stock consideration	$18,307
New shares of common stock issued	515,695

O.	Reflects tax impact of accretion and amortization of purchase accounting adjustments, assuming a 35% tax rate.

UNAUDITED COMPARATIVE PER SHARE DATA

The following table summarizes selected share and per share information about Middlefield and Liberty, giving effect to the Merger (known as “pro forma” information). The data in the table should be read together with the financial information and the financial statements of Middlefield and Liberty incorporated by reference or included in this joint proxy statement/prospectus. The pro forma information is presented as an illustration only, does not represent actual combined financial position per share or combined results of operations per share, and is not a forecast of the combined financial position or combined results of operations for any future period.

The information about book value per share and shares outstanding assumes that the Merger took place as of the dates presented and is based on the assumptions set forth in the preceding unaudited pro forma condensed combined consolidated balance sheets. The information about dividends and earnings per share assumes that the Merger took place as of the beginning of the periods presented and is based on the assumptions set forth in the preceding unaudited pro forma condensed combined consolidated income statements. No pro forma adjustments have been included to reflect potential effects of the Merger related to integration expenses, cost savings, or operational synergies Middlefield expects by combining the operations of Middlefield and Liberty, or to reflect the costs of combining the companies and their operations other than Merger-related expenses. It is further assumed that Middlefield will pay a cash dividend after completion of the Merger at the annual rate of $1.20 per share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that Middlefield will pay dividends after the Merger or that dividends will not be reduced in the future.

	Middlefield Historical	Liberty Historical	Pro Forma Combined (1)(2)(3)	Equivalent Pro Forma Liberty (4)
Basic Net Income Per Share
Nine Months Ended September 30, 2016	2.31	1.73	2.59	3.09
Diluted Income Per Share
Nine Months Ended September 30, 2016	2.30	1.71	2.58	3.08
Dividends Declared Per Share
Nine Months Ended September 30, 2016	0.81	0.60	0.68	0.81
Book Value Per Share
September 30, 2016	34.80	32.72	34.87	41.62

	Middlefield Historical	Liberty Historical	Pro Forma Combined (1)(2)(3)	Equivalent Pro Forma Liberty (4)
Basic Net Income Per Share
Year Ended December 31, 2015	3.41	1.88	3.42	4.08
Diluted Income Per Share
Year Ended December 31, 2015	3.39	1.86	3.41	4.07
Dividends Declared Per Share
Year Ended December 31, 2015	1.07	0.60	1.08	1.29
Book Value Per Share
December 31, 2015	33.19	31.59	33.62	40.12

(1)	The pro forma combined book value per share of Middlefield common stock is based on the pro forma combined common stockholders’ equity for the merged entities divided by total pro forma shares of the combined entities.
(2)	Pro forma dividends per share represent Middlefield historical dividends per share.
(3)	The pro forma combined diluted net income per share of Middlefield common stock is based on the pro forma combined diluted net income for the merged entities divided by total pro forma diluted shares of the combined entities.
(4)	Represents the Pro Forma Combined information multiplied by the 1.1934 exchange ratio.

MARKET PRICE AND DIVIDEND INFORMATION

Middlefield’s common stock trades on the Nasdaq Capital Market under the symbol “MBCN.” Liberty’s common stock does not trade in an established market. Trades in Liberty common stock that occur are the result of direct, private negotiation between buyers and sellers. Accordingly, the management of Liberty does not have information with respect to the price at which all of its common stock has traded. Liberty has 272 stockholders of record.

Liberty paid total cash dividends on its common stock of $0.60 per share in 2015 and $0.40 per share for the first six months of 2016. Liberty has not declared any stock dividends on its common stock during the two most recently completed fiscal years.

A summary of the high and low bid prices of and cash dividends paid on Middlefield common stock for the first nine months of 2016 and for the 2015 and 2014 fiscal years follows. This information does not reflect retail mark-up, markdown or commissions, and does not necessarily represent actual transactions.

	High Bid	Low Bid	Dividend
2014
First Quarter	28.00	26.00	0.26
Second Quarter	30.50	27.05	0.26
Third Quarter	35.70	28.55	0.26
Fourth Quarter	34.50	33.00	0.26
2015
First Quarter	34.82	31.50	0.26
Second Quarter	33.65	31.60	0.27
Third Quarter	34.00	30.20	0.27
Fourth Quarter	34.75	28.90	0.27
2016
First Quarter	34.00	30.00	0.27
Second Quarter	33.00	30.00	0.27
Third Quarter	33.95	31.35	0.27

On July 27, 2016, the last trading day before the Merger was announced, the closing price of Middlefield common stock was $33.74. The closing price was $        on the more recent date of                    , 2016. The table to follow presents the implied value of Liberty common stock based on those prices for Middlefield common stock and the 1.1934 fixed exchange ratio. We can give no assurance of what the market price of Middlefield common stock will be if and when the Merger is completed.

	closing price of Middlefield common stock on Nasdaq	implied value per share of Liberty common stock at the 1.1934 fixed exchange ratio
July 27, 2016	33.74	40.27
, 2016

RISK FACTORS

This “RISK FACTORS” section identifies some of the significant factors that make investment in Middlefield common stock speculative or risky, but it does not purport to present an exhaustive description of all significant risks. You should carefully consider the following risk factors before you decide how to vote concerning the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus, including but not limited to the section captioned “FORWARD-LOOKING STATEMENTS,” and information in any documents incorporated by reference in this joint proxy statement/prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” in the forepart of this document

Because the market value of Middlefield common stock fluctuates, Liberty stockholders cannot be sure of the value of the stock portion of the Merger consideration they may receive.

Approximately 45% of the Liberty shares of common stock exchanged in the Merger will be exchanged for Middlefield common stock, and the remaining Liberty shares of common stock exchanged in the Merger (approximately 55%) will be exchanged for cash. This does not take into account the special dividend of approximately $3.0 million, to be declared before closing of the Merger. The cash portion of the Merger consideration is fixed at $37.96 per share, and the stock portion also is fixed at 1.1934 shares of Middlefield common stock for each share of Liberty common stock exchanged for stock. Changes in the price of Middlefield common stock before the Merger is completed will affect the value of the stock portion of the Merger consideration. Changes may result from many factors, including but not limited to general market and economic conditions and changes in Middlefield’s business, operations, and prospects. Therefore, when Liberty stockholders vote on the Merger they will not know the final aggregate value of the Merger consideration to be received. Liberty stockholders should obtain current sale prices for Middlefield common stock before voting at the Liberty annual meeting.

You may receive a form of consideration different from the form of consideration you elect

Under the terms of the Reorganization Agreement, stockholders of Liberty will be entitled to receive, for each share of Liberty common stock: (i) $37.96 in cash, or (ii) 1.1934 Middlefield common shares, or (iii) a combination of both. The form of consideration to be received by each Liberty stockholder is subject to reallocation in order to ensure that approximately 45% of the Liberty shares of common stock exchanged in the merger will be exchanged for Middlefield’s common shares and 55% of the Liberty shares of common stock exchanged in the merger will be exchanged for cash. The Reorganization Agreement contains proration and allocation methods to achieve this result. If you elect to receive all cash and the available cash is oversubscribed, then you may receive a portion of the Merger consideration in the form of Middlefield common shares. If you elect to receive all Middlefield common shares and the available common shares are oversubscribed, then you may receive a portion of the Merger consideration in cash. If you elect a combination of cash and Middlefield’s common shares, you may not receive the specific combination you request.

Middlefield could experience difficulties managing its growth and effectively integrating the operations of Liberty.

The earnings, financial condition and prospects of Middlefield after the Merger will depend in part on Middlefield’s ability to integrate successfully the operations of Liberty and continue to implement Middlefield’s business plan. Middlefield may not be able to fully achieve its strategic objectives and projected operating efficiencies. The costs or difficulties of integrating Liberty with the Middlefield organization may be greater than expected or the cost savings from anticipated economies of scale of the combined organization may be lower or take longer to realize than expected. Inherent uncertainties exist in integrating the operations of an acquired entity, and Middlefield may encounter difficulties, including but not limited to loss of key employees and customers, disruption of its ongoing business, or possible inconsistencies in standards, controls, procedures, and policies. These factors could contribute to Middlefield not fully achieving its anticipated benefits of the Merger.

The Reorganization Agreement limits Liberty’s ability to pursue alternatives to the Merger.

With limited exceptions, the Reorganization Agreement prohibits Liberty from soliciting, negotiating, or providing confidential information to any third party relating to competing proposals for acquisition of Liberty. In addition, Liberty must pay $1.65 million to Middlefield for termination of the Reorganization Agreement if (a) Middlefield terminates the Reorganization Agreement because Liberty accepts another acquisition proposal, or withdraws its recommendation or fails to recommend to the stockholders adoption of the Reorganization Agreement, or breaches the prohibition against soliciting other acquisition proposals, or (b) Liberty terminates the Reorganization Agreement with the intention of accepting an alternate, superior proposal. Liberty’s obligation to make the payment could discourage another company from making a competing proposal.

The circumstances of Liberty and Middlefield may have changed since the date of the fairness opinions obtained from Liberty’s and Middlefield’s financial advisors.

Liberty’s board of directors received an opinion dated July 27, 2016 from its financial advisor and Middlefield’s board received a July 27, 2016 opinion from its financial advisor concerning the fairness of the Merger consideration from a financial point of view. Subsequent changes in the operation and prospects of Liberty or Middlefield, changes in general market and economic conditions, and other factors that may be beyond the control of Liberty or Middlefield could significantly alter the value of Liberty or Middlefield or the price of Middlefield common stock by the time the Merger is completed. The opinions state that the Merger consideration is fair from a financial point of view on the date of the opinion, not as of the date the Merger is finally completed or as of any other date. The opinion of Liberty’s financial advisor is attached as Annex C to this joint proxy statement/prospectus. The opinion of Middlefield’s financial advisor is attached as Annex D. For a description of the opinions, see “THE MERGER – Opinion of Liberty’s Financial Advisor” on page 55 and “THE MERGER – Opinion of Middlefield’s Financial Advisor” on page 63 of this joint proxy statement/prospectus.

Middlefield and Liberty stockholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management of the combined organization.

The Merger will dilute the ownership position of Middlefield stockholders and result in Liberty’s stockholders having an ownership stake in the combined company that is smaller than their current 100% stake in Liberty. Upon completion of the Merger, we estimate that continuing Middlefield stockholders will own approximately 80% of the issued and outstanding common stock of Middlefield, while former Liberty stockholders will own approximately 20%. Middlefield stockholders and Liberty stockholders will therefore have less influence over the management and policies of the post-Merger organization than they currently have.

Failure to complete the Merger could adversely affect the value of Liberty common stock and future businesses and financial results of both Middlefield and Liberty.

If the Merger is not completed, the ongoing businesses of Middlefield and Liberty could be adversely affected. Middlefield and Liberty would be subject to several risks, including:

•	Middlefield and Liberty will have to pay costs even if the Merger is not completed, such as legal, accounting, financial advisor, and printing fees,

•	under the Reorganization Agreement, Liberty is subject to restrictions regarding the conduct of its business before completing the Merger, which could adversely affect Liberty’s ability to execute business strategies, and

•	the Merger requires substantial commitments of time and resources by Middlefield and Liberty management, which would instead be devoted to other opportunities that could be beneficial to Middlefield and Liberty as independent companies.

In addition, if the Merger is not completed, Middlefield and Liberty may experience negative reactions from their respective customers and employees. Employees could resign and obtain other employment as a result of the potential Merger or failure to complete the Merger. Middlefield or Liberty also could be subject to litigation related to failure to complete the Merger.

The Middlefield common stock received by Liberty stockholders upon completion of the Merger will have different rights from Liberty shares.

When the Merger is completed, Liberty stockholders receiving the stock form of Merger consideration will no longer be stockholders of Liberty but will instead be Middlefield stockholders, with rights governed by the Ohio Revised Code and Middlefield’s articles of incorporation and regulations, which are in some respects materially different from the terms of Liberty’s Bylaws and Amended and Restated Articles of Association. See “COMPARISON OF RIGHTS OF LIBERTY AND MIDDLEFIELD STOCKHOLDERS” on page 91 of this joint proxy statement/prospectus.

Liberty directors and certain of Liberty’s officers have interests that are different from, or in addition to, interests of Liberty’s stockholders generally.

The directors and certain executive officers of Liberty have interests in the Merger that are different from, or in addition to, the interests of Liberty stockholders generally. These interests include covenants in the Reorganization Agreement providing for the election of two current Liberty directors (Messrs. Valerian and Bevan), to the Middlefield board of directors immediately after the Merger is consummated, indemnification and insurance for directors and officers of Liberty for events occurring before the Merger as well as the possible formation of a Northeast Ohio Advisory Board that would include some current Liberty directors. In addition, the Reorganization Agreement provides for retention payments to be made to certain officers and the payment of amounts due under employment agreements with Liberty’s Chairman and President and with its Chief Operating Officer and Chief Financial Officer.

Liberty will be subject to business uncertainties and contractual restrictions while the Merger is pending.

Uncertainty about the effect of the Merger on employees and customers may have an adverse effect on Liberty and consequently on Middlefield. These uncertainties may impair Liberty’s ability to attract, retain and motivate key personnel until the Merger is consummated, and could cause customers and others that deal with Liberty to seek to change existing business relationships with Liberty. Retention of certain employees may be challenging during the pendency of the Merger, as certain employees may experience uncertainty about their future roles with Middlefield. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Middlefield, Middlefield’s business following the Merger could be harmed. In addition, the Reorganization Agreement restricts Liberty from making certain acquisitions and taking other specified actions until the Merger occurs without the consent of Middlefield. These restrictions may prevent Liberty from pursuing attractive business opportunities that may arise prior to the completion of the Merger. Please see the section entitled “THE REORGANIZATION AGREEMENT – Covenants and Agreements” beginning on page 79 of this proxy statement/prospectus for a description of the restrictive covenants to which Liberty is subject under the Reorganization Agreement.

Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed.

The obligation of Middlefield and Liberty to complete the Merger is subject to the fulfillment or written waiver of many conditions, including approval by the requisite vote of Middlefield and Liberty stockholders, absence of orders prohibiting completion of the Merger, effectiveness of the registration statement of which this document is a part, approval for Nasdaq Stock Market (“Nasdaq”) listing of the Middlefield shares to be issued, continued accuracy of the representations and warranties of the parties, and performance by the parties of covenants and agreements. See “THE REORGANIZATION AGREEMENT – Conditions to the Merger” on page 88 of this joint proxy statement/prospectus. These conditions to the consummation of the Merger might not be fulfilled, and the Merger therefore might not be completed. If the Merger is not completed by May 30, 2017 (or a later date the parties may agree to), either Middlefield or Liberty could choose not to proceed with the Merger. The parties also could mutually decide to terminate the Reorganization Agreement at any time, before or after approval by stockholders. In addition, Middlefield or Liberty could elect to terminate the Reorganization Agreement in other circumstances. See “THE REORGANIZATION AGREEMENT – Termination; Termination Fee” on page 89 of this joint proxy statement/prospectus for details or refer to Article 10 of the Reorganization Agreement attached as Annex A.

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements, including statements about Middlefield’s, Liberty’s, and the post-Merger organization’s financial condition, results of operations, earnings outlook, asset quality trends, and profitability. Forward-looking statements express Middlefield and Liberty management’s current expectations or forecasts of future events. By their nature the forward-looking statements are subject to assumptions, risks, and uncertainties. Statements contained in this joint proxy statement/prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act, even if the statements are not specifically identified as forward looking. In addition, statements in future filings of Middlefield with the SEC, in press releases, and in oral and written statements made by or with the approval of Middlefield or Liberty that are not statements of historical fact constitute forward-looking statements within the meaning of the Reform Act. Examples of forward-looking statements include but are not limited to:

•	statements about the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the Merger,

•	statements regarding plans, objectives, and expectations of Middlefield or Liberty or their respective management or boards of directors,

•	statements regarding future economic performance, and

•	statements regarding underlying assumptions.

Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying forward-looking statements. Forward-looking statements are not guarantees of future performance. They involve certain risks, uncertainties, and assumptions that are difficult to predict with confidence. Therefore, actual outcomes and results could differ materially from what is expressed or forecasted in the forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include but are not limited to:

•	the risk that the businesses of The Middlefield Banking Company and Liberty will not be integrated successfully or that integration is more difficult, time-consuming, or costly than expected,

•	the risk that revenue synergies and cost savings from the Merger are not fully realized or are not realized within the expected time frame,

•	the risk that post-Merger revenues or earnings are lower than expected,

•	deposit attrition, operating costs, customer loss, business disruption, or employee loss after the Merger could be greater than anticipated,

•	failure of Middlefield or Liberty stockholders to approve the Merger,

•	local, regional, national, and international economic conditions and the impact they may have on The Middlefield Banking Company and Liberty and their customers and Middlefield’s and Liberty’s assessments of that impact,

•	changes in the level of non-performing assets, delinquent loans, and charge-offs,

•	material changes in the value of Middlefield common stock,

•	changes in estimates of future loan loss reserve requirements based upon periodic review in accordance with regulatory and accounting requirements,

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate, or not predictive of actual results,

•	inflation, interest rate, securities market, and monetary fluctuations,

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity,

•	competitive pressures among depository and other financial institutions could increase and adversely affect pricing, spending, third-party relationships, and revenues,

•	changes in applicable laws and regulations (including laws and regulations concerning taxes, banking, and securities),

•	the effects of and changes in trade, monetary, and fiscal policies and laws, including interest rate policies of the Federal Reserve,

•	legislation affecting the financial services industry as a whole, and/or Middlefield and its subsidiaries, individually or collectively,

•	governmental and public policy changes, and

•	the impact of various domestic or international military or terrorist actions or conflicts.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Middlefield or Liberty or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements made or referred to above. Forward-looking statements are made only as of the date on which they are made. Middlefield and Liberty are not undertaking to update forward-looking statements.

THE ANNUAL MEETING OF LIBERTY STOCKHOLDERS

Time, Date and Place

This joint proxy statement/prospectus is provided to Liberty stockholders by Liberty’s board of directors for solicitation of proxies to be used at the annual meeting of stockholders. The annual meeting will be held at 9:00 a.m. local time on December 22, 2016 at Corporate College East, 4400 Richmond Road, Warrensville Heights, Ohio 44128, including any adjournment. This joint proxy statement/prospectus is also being furnished by Middlefield to Liberty stockholders as a prospectus for issuance of Middlefield common stock in the proposed Merger.

Matters to be Considered

Liberty stockholders will be asked at the annual meeting to consider and vote upon proposals to –

•	adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement,

•	adjourn the meeting to allow solicitation of additional proxies if there are insufficient votes at the meeting to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement,

•	elect twelve directors to serve until the earlier of (i) completion of the Merger or (ii) Liberty’s 2017 annual meeting and until their successors are elected and qualified,

•	ratify the appointment of Maloney + Novotny LLC as independent public accountants for the fiscal year ending December 31, 2016, and

•	transact any other business properly presented at the annual meeting or at any adjournment. Liberty’s board of directors is not aware of any other business to be transacted at the meeting.

Liberty’s board of directors believes the Merger with Middlefield is in the best interests of Liberty stockholders. The board recommends that you vote (1) “FOR” adoption and approval of the Reorganization Agreement and approval of the transactions contemplated by the Reorganization Agreement, (2) if the adjournment proposal is presented for a vote, “FOR” adjournment to allow additional proxy solicitation, (3) “FOR” election of the identified director nominees, and (4) “FOR” ratification of the selection of independent accountants.

Record Date; Shares Outstanding and Entitled to Vote

November 25, 2016 is the record date for determining Liberty stockholders entitled to vote at the annual meeting. Only holders of Liberty common stock at the close of business on the record date are entitled to vote at the meeting. As of the close of business on the record date there were              shares of Liberty common stock outstanding and entitled to vote. Liberty common stock is held of record by 272 stockholders. Each share of Liberty common stock entitles the holder to one vote on all matters properly presented at the meeting. Stockholders are not entitled to vote cumulatively in the election of directors.

Votes Required; Quorum

Adoption and approval of the Reorganization Agreement and approval of the transactions contemplated by the Reorganization Agreement require the affirmative vote of the holders of at least two-thirds of the shares of Liberty common stock outstanding. When the stockholder meeting is held, if there are insufficient votes to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement the meeting may be adjourned to allow solicitation of additional proxies. The affirmative vote of the holders of a majority of the shares represented at the meeting in person or by proxy and entitled to vote is necessary to approve adjournment. For the proposal to elect directors, directors are elected by plurality vote, which means the directors receiving the greatest numbers of votes are elected. The affirmative vote of the holders of a majority of the shares represented at the meeting in person or by proxy and entitled to vote is necessary to ratify selection of Liberty’s independent accountants.

If you are a Liberty stockholder and you do not return a proxy card or vote in person at the Liberty annual meeting or if you mark the proxy card or ballot “ABSTAIN” for the proposal to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement, this will have the same effect as a vote “AGAINST” the proposal. Marking your proxy card or ballot “ABSTAIN” will have the same effect as a vote “AGAINST” the adjournment proposal and the auditor ratification proposal. Failure to return your proxy card or vote in person will have no effect on the adjournment proposal, the proposal to elect directors, or the proposal to ratify the auditor selection.

If you hold your Liberty stock in “street name” through a broker, bank, or other nominee, you must provide your broker, bank, or nominee with voting instructions. Under applicable FINRA and stock exchange rules, brokers who hold shares in “street name” for a beneficial owner are allowed to vote in their discretion on “routine” proposals, even without voting instructions from beneficial owners. For proposals stock exchanges consider “non-routine,” however, brokers are not allowed to exercise voting discretion and cannot vote on those non-routine proposals unless the beneficial owner gives specific voting instructions. Broker non-votes occur when a broker or nominee does not receive voting instructions from the beneficial owner. Except for the auditor ratification proposal, Liberty believes the proposals to be voted on at Liberty’s annual meeting are “non-routine” and that brokers therefore will not be able to vote on those proposals without specific voting instructions. Therefore, if you hold Liberty shares in street name but do not give voting instructions to your broker, bank, or other nominee, the broker, bank, or other nominee may not vote your shares on the proposal to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement, the proposal to adjourn the meeting, or the proposal to elect directors.

Broker non-votes will have the same effect as votes “AGAINST” the proposal to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement and the proposal to adjourn the meeting. Failing to give voting instructions also will prevent the broker, bank, or other nominee from voting on the director election proposal, but directors nevertheless will be elected because directors are elected by a plurality. Your broker, bank, or other nominee will be able to vote on the auditor selection proposal without voting instructions. Your broker, bank, or other nominee will provide you with a proxy card and directions for giving voting instructions. Please follow the broker, bank, or other nominee’s directions to give voting instructions.

A quorum will exist at Liberty’s annual meeting if a majority of the outstanding common stock is represented in person or by proxy. A quorum must be present in person or by proxy at the meeting before any action other than adjournment can be taken. A properly executed proxy card marked “ABSTAIN” will be counted for purposes of determining whether a quorum is present.

All of Liberty’s directors agreed to vote their Liberty shares in favor of adoption and approval of the Reorganization Agreement and approval of the transactions contemplated by the Reorganization Agreement, in favor of the adjournment proposal and in favor of entering into Voting Agreements with Middlefield as a condition to Middlefield’s agreement to enter into the Reorganization Agreement. Excluding Liberty shares held by their immediate family members, Liberty’s directors collectively own 354,986 shares of Liberty common stock, or approximately 34.3% of the shares outstanding. As a holder of 23,218 shares of Liberty common stock, or 2.2%, Middlefield intends to vote in favor of adoption and approval of the Reorganization Agreement and approval of the transactions contemplated therein, in favor of the adjournment proposal if applicable, in favor of electing the director nominees identified in this joint proxy statement/prospectus, and in favor of ratifying the selection of independent auditors.

Solicitation and Revocation of Proxies

A proxy card accompanies this joint proxy statement/prospectus. If you are a Liberty stockholder your proxy is being solicited by Liberty’s board of directors. Regardless of whether you attend the annual meeting, the Liberty board of directors urges you to return your properly executed proxy card as soon as possible. If you return your properly executed proxy card before the meeting and do not revoke it, the shares of Liberty common stock represented by the proxy card will be voted at the annual meeting or adjournment.

The Liberty common stock will be voted as specified on the proxy card. If you are a Liberty stockholder and you sign, date, and return a proxy card without stating how you want your shares to be voted, your shares will be voted “FOR” adoption and approval of the Reorganization Agreement and approval of the transactions contemplated by the Reorganization Agreement, and if adjournment of the meeting is necessary to allow time for solicitation of additional proxies your shares will be voted “FOR” adjournment. Similarly, your shares will be voted “FOR” election of the identified director nominees and “FOR” ratification of the auditor selection if you return a valid proxy card without giving voting instructions. Although Liberty’s board currently does not expect any other proposals to be presented at the meeting, if any other proposals are properly presented the Liberty common stock represented by properly executed proxy cards will, to the extent permitted by applicable law, be voted in the discretion of the persons named in the proxy card in accordance with their best judgment.

If you return a properly executed proxy card, you may revoke it at any time before a vote is taken at the meeting by:

•	filing a written notice of revocation with Richard C. Ebner, Secretary of Liberty, at 25201 Chagrin Boulevard, Suite 120, Beachwood, Ohio 44122,

•	executing and returning another proxy card with a later date, or

•	attending the meeting and giving notice of revocation in person.

Attending Liberty’s annual meeting will not, by itself, revoke your proxy. If you instructed your broker, bank, or other nominee to vote your shares but you wish to change or revoke those voting instructions, you must follow your broker, bank, or other nominee’s directions for changing or revoking your vote.

Liberty will bear its own cost of solicitation of proxies. Proxies will be solicited by mail and may also be solicited by personal contact, telephone, facsimile, or electronic mail by directors, officers, and employees, none of whom will receive additional compensation for their solicitation activities. Liberty will pay the standard charges and expenses of brokerage houses, voting trustees, banks, associations, and other custodians, nominees, and fiduciaries who are record holders of Liberty common stock not beneficially owned by them for forwarding this joint proxy statement/prospectus and other proxy solicitation materials to and obtaining voting instructions from the beneficial owners of Liberty common stock.

PROPOSALS SUBMITTED TO LIBERTY STOCKHOLDERS

Director Election Proposal

The board of directors of Liberty, elected by Liberty’s stockholders, oversees the business and management of Liberty. Members of the board monitor and evaluate Liberty’s business performance through regular communication with the CEO and senior management, and by participating in board and board committee meetings. The Liberty board is committed to sound and effective corporate governance policies and high ethical standards. Under Liberty’s Amended and Restated Articles of Association and By-Laws, the board must consist of at least 5 directors, but may not exceed 25 directors. The By-Laws provide that the number of directors constituting the board may be changed from time to time, either pursuant to a resolution adopted by a majority of the board, or pursuant to the affirmative vote of a majority of the stockholders present in person or by proxy at any meeting of stockholders which has as one of its purposes the election of directors, provided that a quorum is present. The board has fixed the number of authorized directors at thirteen (13). There is currently one vacancy on the board. The board will fill that vacancy when a suitable candidate is identified unless the Merger is consummated prior to that time. Twelve seats on the board are currently filled by the individuals identified as directors in the table below, each of whom has been nominated by the board for re-election. Each such nominee has consented to being named in this proxy statement and has agreed to serve if elected.

Term of Office

Each director serves for a term ending at the next Annual Meeting of Stockholders following his appointment or election as a director, and until his or her successor is elected and qualified. The term of each of Liberty’s twelve current directors expires at the annual meeting, upon the election of their successors. The board has nominated the twelve current directors for re-election to the board for a term ending upon the earliest of the completion of the Merger, the 2017 annual meeting and until his successor is elected and qualified, or until he resigns or is otherwise removed and his successor is duly elected and qualified.

Nominations of Directors

Upon the recommendation of the Corporate Governance/Nominating Committee, the board has nominated the twelve individuals identified below for election as directors. The board believes that the qualifications and experience of the 2016 director nominees will contribute to an effective and well-functioning board. The board and the Corporate Governance/Nominating Committee believe that, individually and as a whole, the directors possess the necessary qualifications to provide effective oversight of Liberty’s business and quality advice and counsel to Liberty’s management.

Nominations of candidates for election as directors at the meeting are governed by Liberty’s By-Laws. The By-Laws provide that such nominations may be made either by the board or by any stockholders entitled to vote at a meeting of stockholders at which directors are elected. The By-Laws require that such nominations, if not made by or on behalf of the board, be made in writing and delivered in person or mailed to Liberty’s Secretary and to the Office of the Comptroller of the Currency (“OCC”) in Washington, D.C., not less than 14 days nor more than 50 days prior to such meeting. However, if less than 21 days’ notice of such meeting is given to stockholders, such nominations shall be mailed or delivered to the Secretary and to the OCC not later than the close of business on the seventh day following the day on which the notice of meeting was given to stockholders. Notice of the meeting of Liberty’s stockholders is deemed to be given on the date on which such notice is deposited in the United States mail. For the purpose of the herein notice with respect to the meeting, such date is                     , 2016.

Liberty’s By-Laws further require that nominations for election as director, if not made by or on behalf of the board, set forth the name, address, and the number and class of Liberty common stock owned by the nominating stockholder, and must include all information relating to the proposed nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, including the proposed nominee’s written consent to serve as a director if elected.

Liberty’s By-Laws provide that if the Chairman of the meeting determines that the nomination of any candidate for election as a director was not made in accordance with the By-Laws, then the Chairman may order that such nomination, and all votes cast for the election of such candidate, be disregarded.

Liberty expects that there will be one vacancy on the board following the meeting. In such event, it is the intention of the Board to consider qualified candidates for appointment to the board. As provided by the By-Laws of Liberty, a majority of the board then in office may fill a vacancy on the board.

Directors of Liberty

The following table identifies each director nominee of Liberty. Ages shown are as of November 25, 2016. The term of each current director expires at the meeting, or until he or she resigns or is otherwise removed and his or her successor is duly elected and qualified. There are no family relationships among any of Liberty’s directors.

Director Nominees	Age	Director Since	Position
Thomas W. Bevan (3), (5)	50	2011	Director
Michael A. Carlin (1), (2), (4), (5)	68	2014	Director
Joseph E. Cirigliano (4), (5)	92	2011	Director
Dominic M. D’Amore, Jr. (2), (4), (7)	63	2002	Director
Richard C. Ebner (1), (5), (6)	66	2004	Director, Chief Operating Officer, Chief Financial Officer & Secretary
Donald A. Latore (3), (4), (6), (7)	74	1999	Director
Joseph D. Miceli (1), (3)	67	2005	Director
James Mirgliotta (3), (6), (7)	83	1989	Director
Ralph R. Razinger (2), (4), (5), (6), (7)	68	2007	Vice Chairman of the Board
Thomas A. Reitan (2), (4), (5)	55	2011	Director
Daniel D. Smith (1), (2), (3)	61	2002	Director
William A. Valerian (1), (5), (6), (7)	73	2001	Chairman of the Board, Chief Executive Officer & President

(1)	Member of the Asset/Liability Committee
(2)	Member of the Audit Committee
(3)	Member of the Corporate Governance/Nominating Committee
(4)	Member of the Compensation Committee
(5)	Member of the Risk Committee
(6)	Member of the Executive Committee
(7)	Member of the Loan Committee

Information Concerning Nominees for Director

Thomas W. Bevan, J.D. is a founding shareholder and CEO of Bevan & Associates, LPA, Inc. in Boston Heights, Ohio. Bevan & Associates is a law firm that concentrates on asbestos litigation and workers’ compensation. Mr. Bevan has been licensed to practice law in the State of Ohio since 1991 and the United States District Court, Northern District of Ohio since 1992. He has practiced law fulltime in Ohio since 1991 and is a member of the Ohio State Bar Association, the Akron Bar Association, the Ohio Association for Justice, the American Association for Justice, and the Public Justice Foundation.

Michael A. Carlin, CPA (inactive) is a financial management executive with extensive experience in the banking and financial services industries as well as over forty years of advising businesses. Prior to forming Carolan Partners LLC in 2006, Mr. Carlin was a partner with Deloitte & Touche LLP from 1989 to 2006. As an advisor to numerous clients, Mr. Carlin has guided both strategic and financial buyers regarding mergers and acquisitions.

Mr. Carlin also has extensive experience in bank lending and credit including modeling financial needs, development of deal structure and negotiating terms. He has experience with troubled debt restructurings and resolving liquidity and working capital problems. Mr. Carlin has extensive public markets experience including initial public offerings and SEC and bank regulation compliance. He was also a firm-designated specialist in financial instruments and derivatives.

Joseph E. Cirigliano, J.D. retired after twenty-four years as a Common Pleas and Ninth District Court of Appeals Judge. He is presently a member of the Wickens, Herzer, Panza, Cook & Batista Co. law firm (litigation department). He is a member of the American Bar Association, Ohio State Bar Association, Lorain County Bar Association (Executive Committee, Ethics & Grievance Committee), and American Judicature Society. He is a former member of the Board of Governors of the Ohio State Bar Association. He has served as chairman of Lorain County Community College and is a former Ohio Judicial College trustee.

Dominic M. D’Amore, Jr., CPA is one of the founding members of The D’Amore Tatman Group, LLC, a certified public accounting and business consulting firm, and has been with that firm since 1999. Mr. D’Amore is a member of the American Institute of Certified Public Accountants, the Ohio Society of Certified Public Accountants, and the National Association of Business Valuation Analysts.

Richard C. Ebner, CPA, GCMA has served as the Chief Operating Officer and Chief Financial Officer of the Bank since 2004. Mr. Ebner is a member of the American Institute of Certified Public Accountants and the Ohio Society of Certified Public Accountants.

Donald A Latore was the President of Howard Hanna Mortgage Services, formerly Home Mortgage Assured Corporation, a Howard Hanna Smythe, Cramer Co. subsidiary, from 1999 to his retirement in 2012. Prior to this, he was President and CEO of Assured Mortgage Corporation, a company he started in 1982. Mr. Latore is a member of, and has served on committees for the Mortgage Bankers Associations of America and Ohio, the Mortgage Brokers Associations of America and Ohio, the National Advisory Board for Lenders One, and the Cleveland Area Board of Realtors. Mr. Latore also served as a trustee and past vice president for the Alta House.

Joseph D. Miceli has been the Chief Executive Officer of Miceli Dairy Products Company since 1980. Mr. Miceli is a member of the Board of Trustees of the Northern Ohio Italian Americans (NOIA), and a member of the Board of Directors of Urban Community School.

James Mirgliotta has been a principal officer of Forest City Erectors Inc., a Twinsburg-based steel erection firm, since 1961, and is also a director of that company. He has also served as past Chairman of the Board and a director of Pre-Cast Services Company, a construction company that erects pre-cast concrete and granite products, and President of T.W. Easton Corporation, a heavy machinery rigging and cartage company. In addition, Mr. Mirgliotta has been the past President of the Steel and Iron Contractors’ Association of Cleveland, past President and a member of the executive board of the National Erectors’ Association, a past President and a current member of the Board of Directors of the Cleveland Construction Employers’ Association, and a member and past President of the Twinsburg Rotary Club. Mr. Mirgliotta served as Chairman of Liberty from 1989 through June 2003.

Ralph R. Razinger has been CEO of CABMAT, LLC, a processor and distributor of non-ferrous metals, since 2006 when he founded the firm. He has over twenty-five years of experience in the non-ferrous metals industry. Mr. Razinger is also a partner in RDR Development Group, LLC, which develops commercial and residential properties in both Ohio and Florida, and a partner in R&J Development, which builds custom homes in Northeastern Ohio. He is a former director of the American Copper Council. Mr. Razinger is Vice Chairman of the board.

Thomas A. Reitan is Executive Vice President of HUB Financial Services, a specialized business unit of HUB International. HUB International is the tenth largest global insurance brokerage and risk management consulting firm. Prior to HUB, Mr. Reitan was a Principal of The Burnham Insurance group, which was purchased by HUB in 2001. Mr. Reitan has thirty years of experience working exclusively with financial institutions on lending and enterprise risk solutions. His clients and experiences range from super-regional banks to community based lenders throughout the U.S. He has served on a variety of regional and national banking and mortgage banking associations.

Daniel D. Smith is President of Consolidated Investment Corporation, a real estate investment and management company. Since 1993, Mr. Smith has been a member of the Board of Directors of Lake Erie College. He also serves on the Lake-Geauga Committee of the Cleveland Foundation.

William A. Valerian has been Chief Executive Officer of the Bank since 2004. He has served as a director of Liberty since 2001 and the Chairman of the Board since July 2003.

Independent Directors

A majority of the directors and all of the members of the Audit Committee, the Corporate Governance/Nominating Committee, and the Compensation Committee are “independent,” as such term is defined in Rule 5605(a)(2) of the Nasdaq listing standards. Under Nasdaq Rule 5605(a)(2), “independent director” means a person other than an executive officer or employee of Liberty or any other individual having a relationship which, in the opinion of Liberty’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, “family member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. Under the Nasdaq rule, the following persons shall not be considered independent:

(A) a director who is, or at any time during the past three years was, employed by Liberty;

(B) a director who accepted or who has a family member who accepted any compensation from Liberty in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i) compensation for board or board committee service;

(ii) compensation paid to a family member who is an employee (other than an Executive Officer) of Liberty; or

(iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.

Provided, however, that in addition to the requirements contained in this paragraph (B), Audit Committee members are also subject to additional, more stringent requirements under Nasdaq Rule 5605(c)(2).

(C) a director who is a family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

(D) a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which Liberty made, or from which Liberty received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i) payments arising solely from investments in Liberty’s securities; or

(ii) payments under non-discretionary charitable contribution matching programs.

(E) a director of Liberty who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of Liberty serve on the compensation committee of such other entity; or

(F) a director who is, or has a family member who is, a current partner of Liberty’s outside auditor, or was a partner or employee of Liberty’s outside auditor who worked on Liberty’s audit at any time during any of the past three years.

The board has determined that all of the current directors, except for Messrs. Valerian and Ebner, who are executive officers of Liberty, are independent directors within the meaning of the foregoing requirements.

Executive Session

The non-management or independent directors of the board meet periodically in executive session without the directors who are executive officers.

Audit Committee

The Audit Committee of Liberty is required to have at least three members, each of whom must comply with the independence and other standards for audit committee members under Nasdaq Rule 5605(c)(2) and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). The current members of the Audit Committee of the Bank are Michael A. Carlin, Dominic M. D’Amore, Jr. (Chair), Ralph R. Razinger, Thomas A. Reitan and Daniel D. Smith.

Each Audit Committee member must: (i) be “independent” as defined under the Nasdaq director independence rules set forth above; (ii) meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Act (subject to the exemptions provided in Rule 10A-3(c) under the Act); (iii) not have participated in the preparation of the financial statements of Liberty or any current subsidiary of Liberty at any time during the past three years; and (iv) be able to read and understand fundamental financial statements, including Liberty’s balance sheet, income statement, and cash flow statement. Furthermore, at least one member of the Audit Committee has, and will continue to have, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Liberty has determined that Audit Committee members Michael A. Carlin and Dominic M. D’Amore, Jr. meet these requirements.

Compensation of Directors; Certain Transactions

Members of the board who are not employees of Liberty were compensated for their attendance at meetings of the board during 2015 at the rate of $800 per meeting attended. They received no other compensation for their service on the board. In addition, members of the board who are not employees of Liberty and who served on committees of the board received $275 per meeting attended. Effective January 1, 2016, the compensation for attendance at meetings of the board for members who are not employees of Liberty was increased from $800 to $900 per meeting while compensation for attendance at meetings of committees of the board was increased from $275 to $300 per meeting.

Mr. Valerian was compensated $12,000 in 2015 for his services on the board and the committees on which he serves. Mr. Valerian will be compensated $12,000 in 2016 for his services on the board and the committees on which he serves.

The following table sets forth the compensation paid to the directors who are not employees of Liberty during 2015:

Name	Board Fees $	Committee Fees $	Total $
Thomas W. Bevan	8,800	—	8,800
Michael A. Carlin	9,600	2,750	12,350
Joseph E. Cirigliano	9,600	825	10,425
Dominic M. D’Amore, Jr.	9,600	2,200	11,800
Donald A. Latore	9,600	1,100	10,700
Joseph D. Miceli	8,000	1,100	9,100
James Mirgliotta	8,800	550	9,350
Ralph R. Razinger	7,200	2,200	9,400
Thomas A. Reitan	8,800	1,650	10,450
Daniel D. Smith	9,600	2,200	11,800

The board met twelve (12) times during 2015. Each director attended at least 75% of the meetings of the board.

From time to time, Liberty extends credit to its directors and executive officers for business and personal uses. All extensions of credit to directors and executive officers are made in the ordinary course of Liberty’s business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers involving similar credit risk. Such credit extensions are made after a determination by the Bank that they do not involve more than the normal risk of collectability or present other unfavorable features.

Liberty’s board of directors recommends voting “FOR” election of the identified director nominees.

Liberty Merger Proposal

As discussed throughout this joint proxy statement/prospectus, Liberty is asking stockholders to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement. Liberty stockholders should carefully read this document in its entirety for more detailed information regarding the Reorganization Agreement and the Merger. In particular, stockholders are directed to the copy of the Reorganization Agreement attached as Annex A to this joint proxy statement/prospectus.

Liberty’s board of directors recommends voting “FOR” approval and adoption of the Reorganization Agreement and approval of the transactions contemplated by the Reorganization Agreement.

Liberty Adjournment Proposal

If there are insufficient votes at the time of the Liberty annual meeting to approve and adopt the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement, the meeting may be adjourned to another time or place to allow additional time for proxy solicitations. If the number of shares of Liberty common stock voting in favor is insufficient to approve and adopt the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement, Liberty intends to move for adjournment to enable the Liberty board of directors to solicit additional proxies for approval. If that occurs, Liberty will ask the Liberty stockholders to vote upon the adjournment proposal (but not the Merger proposal) and will also ask stockholders to vote on the director election proposal and auditor ratification proposal. Liberty is asking stockholders to authorize the proxy holder to vote in favor of adjournment of the Liberty annual meeting to another time and place for the purpose of soliciting additional proxies. If the adjournment proposal is approved, proxies will remain valid if not revoked and Liberty could use the additional time to solicit additional proxies, including the solicitation of proxies from Liberty stockholders who have previously voted.

Liberty’s board of directors recommends voting “FOR” the adjournment proposal.

Auditor Ratification Proposal

The Audit Committee of Liberty’s board appointed Maloney + Novotny LLC, Certified Public Accountants, to serve as the Bank’s independent auditors for its fiscal year ending December 31, 2016. The board is seeking stockholder ratification of the Audit Committee’s appointment of Maloney + Novotny LLC. Representatives of Maloney + Novotny LLC are expected to attend the annual meeting to respond to appropriate questions, and will have an opportunity to make a statement if they desire. If the appointment of Maloney + Novotny LLC is not ratified by the stockholders, the Audit Committee may appoint another independent accounting firm or may decide to maintain the appointment of Maloney + Novotny LLC. Notwithstanding the selection and ratification, the Audit Committee, in its discretion, may direct the appointment of a new independent public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interest of Liberty and its stockholders.

The affirmative vote of a majority of the voting power of the common stock present is necessary for ratification of the selection of independent auditors.

Liberty’s board of directors recommends voting “FOR” ratification of the selection of Maloney + Novotny LLC as independent auditors.

THE SPECIAL MEETING OF MIDDLEFIELD STOCKHOLDERS

Time, Date and Place

This joint proxy statement/prospectus is provided to Middlefield stockholders by Middlefield’s board of directors for solicitation of proxies to be used at the special meeting of stockholders. The special meeting will be held at 10:00 a.m. local time on January 10, 2017 at The Middlefield Banking Company, 15985 East High Street, Middlefield, Ohio 44062, including any adjournment.

Matters to be Considered

Middlefield stockholders will be asked at the special meeting to consider and vote upon proposals to –

•	adopt and approve the Reorganization Agreement,

•	approve the issuance of up to 563,261 shares of Middlefield common stock in the Merger,

•	adjourn the meeting to allow solicitation of additional proxies if there are insufficient votes to adopt and approve the Reorganization Agreement,

•	transact any other business properly presented at the special meeting or at any adjournment. Middlefield’s board of directors is not aware of any other business to be transacted at the meeting.

Middlefield’s board of directors believes the Merger is in the best interests of Middlefield stockholders and recommends that you vote (1) “FOR” the Reorganization Agreement, (2) “FOR” issuance of common stock, and (3) ) if the adjournment proposal is presented for a vote, “FOR” adjournment.

Record Date; Shares Outstanding and Entitled to Vote

The board of directors fixed the close of business on November 17, 2016 as the record date for determining Middlefield stockholders entitled to vote at the special meeting. As of the close of business on the record date there were 2,250,893 shares of Middlefield common stock outstanding and entitled to vote at the special meeting. Middlefield common stock is held of record by approximately 1,060 stockholders. Each share of Middlefield common stock entitles the holder to one vote on all proposals at the special meeting.

Votes Required; Quorum

Under the Ohio General Corporation Law and Middlefield’s Second Amended and Restated Articles of Incorporation, adoption and approval of the Reorganization Agreement requires the affirmative vote of the holders of at least two-thirds of Middlefield’s outstanding common stock. Under Nasdaq rules, approval of the issuance of Middlefield common stock requires the affirmative vote of the holders of a majority of votes cast on the proposal. Under Middlefield’s regulations, approval of adjournment requires the affirmative vote of the holders of a majority of the votes cast on the proposal. On the record date Middlefield directors owned a total of 102,153 shares of Middlefield common stock, or approximately 4.6%.

If you are a Middlefield stockholder and you do not return a proxy card or vote in person at the Middlefield special meeting or if you mark the proxy card or ballot “ABSTAIN” for the proposal to adopt and approve the Reorganization Agreement, this will have the same effect as a vote “AGAINST” that proposal. Failing to vote or abstaining will have no effect on the adjournment proposal or the proposal to approve issuance of shares.

If you hold your Middlefield stock in “street name” through a broker, bank, or other nominee, please provide your broker, bank, or nominee (the record holder of your common stock) with voting instructions. Under Nasdaq rules, brokers who hold shares in “street name” for a beneficial owner are allowed to vote in their discretion on “routine” proposals, even without voting instructions from beneficial owners. For proposals Nasdaq considers “non-routine,” however, brokers are not allowed to exercise voting discretion and cannot vote on those non-routine proposals unless the beneficial owner gives specific voting instructions. Broker non-votes occur when a broker or nominee does not receive voting instructions from the beneficial owner. Middlefield believes the proposals to be voted on at the special meeting are “non-routine” and that brokers therefore will not be able to vote on those proposals without specific voting instructions. Therefore, if you hold Middlefield stock in street name but do not give voting instructions to your broker, bank, or other nominee, the broker, bank, or other nominee may not vote your shares on the proposal to adopt and approve the Reorganization Agreement, the proposal to approve share issuance, or the proposal to adjourn the meeting.

Broker non-votes on the proposal to adopt and approve the Reorganization Agreement will have the same effect as votes “AGAINST” that proposal. Failing to give voting instructions also will prevent your broker, bank, or other nominee from voting on the proposal to issue common stock and the adjournment proposal, but under Middlefield’s regulations broker non-votes on those proposals have no effect because the proposals are decided by a majority of votes actually cast. Your broker, bank, or other nominee will provide you with a proxy card and directions for giving voting instructions. Please follow the broker, bank, or other nominee’s directions to give voting instructions.

A quorum will exist at Middlefield’s special meeting if a majority of the outstanding common stock is represented in person or by proxy. A quorum must be present in person or by proxy at the meeting before any action other than adjournment can be taken. A properly executed proxy card marked “ABSTAIN” will be counted for purposes of determining whether a quorum is present.

Solicitation and Revocation of Proxies

A proxy card accompanies this joint proxy statement/prospectus. If you are a Middlefield stockholder your proxy is solicited by Middlefield’s board of directors. Regardless of whether you attend the special meeting, the Middlefield board urges you to return your properly executed proxy card as soon as possible. If you return a properly executed proxy card before the special meeting and do not revoke it, the Middlefield common stock represented by the proxy card will be voted at the special meeting or adjournment. The common stock will be voted as specified on the proxy card.

If you are a Middlefield stockholder and you sign, date, and return a proxy card but do not specify how your shares are to be voted, your shares will be voted “FOR” adoption and approval of the Reorganization Agreement and the transactions contemplated thereby, “FOR” issuance of common stock in the Merger, and if adjournment of the meeting is necessary to allow time for solicitation of additional proxies your shares will be voted “FOR” adjournment. Although Middlefield’s board currently does not expect any other proposals to be presented at Middlefield’s special meeting, if any other proposals are properly presented the common stock represented by properly executed proxy cards will, to the extent permitted by applicable law, be voted in the discretion of the persons named in the proxy card in accordance with their best judgment.

If you return a properly executed proxy card, you may revoke it at any time before a vote is taken at the meeting by:

•	filing a written notice of revocation with Ms. Kathleen M. Johnson, Secretary, Middlefield Banc Corp., 15985 East High Street, P.O. Box 35, Middlefield, Ohio 44062,

•	executing and returning another proxy card with a later date, or

•	attending the meeting and giving notice of revocation in person.

Attending Middlefield’s special meeting will not, by itself, revoke your proxy. If you instructed your broker, bank, or other nominee to vote your shares but you wish to change or revoke those voting instructions, you must follow your broker, bank, or other nominee’s directions for changing or revoking your vote.

Middlefield will bear its own cost of solicitation of proxies. Proxies will be solicited by mail and may also be solicited by personal contact, telephone, facsimile, or electronic mail by directors, officers, and employees, none of whom will receive additional compensation for their solicitation activities. Middlefield has also engaged D.F. King & Co., a proxy soliciting firm, to assist in the solicitation of proxies for a fee of $15,000 and reimbursement of reasonable out-of-pocket expenses. Middlefield will pay the standard charges and expenses of brokerage houses, voting trustees, banks, associations, and other custodians, nominees, and fiduciaries who are record holders of Middlefield common stock not beneficially owned by them for forwarding this joint proxy statement/prospectus and other proxy solicitation materials to and obtaining proxies from the beneficial owners of Middlefield common stock.

PROPOSALS SUBMITTED TO MIDDLEFIELD STOCKHOLDERS

Middlefield Merger Proposal

As discussed throughout this joint proxy statement/prospectus, Middlefield is asking its stockholders to adopt and approve the Reorganization Agreement and approve the transactions contemplated thereby. Middlefield stockholders should read this document carefully in its entirety for more detailed information regarding the Reorganization Agreement and the Merger. In particular, stockholders are directed to the copy of the Reorganization Agreement attached as Annex A to this joint proxy statement/prospectus.

Middlefield’s board of directors recommends voting “FOR” approval and adoption of the Reorganization Agreement and approval of the transactions contemplated thereby.

Middlefield Proposal to Approve Issuance of Common Stock

Middlefield is also asking stockholders to consider and vote on the proposal to issue up to 563,261 shares of Middlefield common stock in the Merger. A company with Nasdaq-listed stock is required by Nasdaq rules to obtain stockholder approval if a proposed stock issuance equals or exceeds 20% of the number of shares outstanding before the issuance. The number of shares to be issued by Middlefield in the Merger is approximately 25% of the number of shares outstanding, and for this reason Nasdaq rules require Middlefield to seek stockholder approval. If Middlefield stockholders do not approve the common stock issuance, Middlefield will not be able to complete the Merger.

Middlefield’s board of directors recommends voting “FOR” approval of the issuance of up to 563,261 shares of Middlefield common stock in the Merger.

Middlefield Adjournment Proposal

If there are insufficient votes at the time of Middlefield’s special meeting to approve and adopt the Reorganization Agreement, the meeting may be adjourned to another time or place to allow additional time for proxy solicitations. If the number of shares of Middlefield common stock voting in favor is insufficient to approve and adopt the Reorganization Agreement, Middlefield intends to move for adjournment to enable Middlefield’s board to solicit additional proxies for approval. If that occurs, Middlefield will ask stockholders to vote upon adjournment but not the merger proposal or the proposal to approve share issuance. Middlefield is asking stockholders to authorize the proxy holder to vote in favor of adjournment of the Middlefield special meeting to another time and place for the purpose of allowing additional proxy solicitation. If the adjournment proposal is approved, proxies will remain valid if not revoked and Middlefield could use the additional time to solicit additional proxies, including solicitation of proxies from Middlefield stockholders who have previously voted.

Middlefield’s board of directors recommends voting “FOR” the adjournment proposal.

DISSENTERS’ RIGHTS

Liberty stockholders are entitled to exercise dissenters’ rights of appraisal under the National Bank Act, 12 U.S.C. §215. A copy of the dissenters’ rights provisions of 12 U.S.C. 215 is attached as Annex B to this joint proxy statement/prospectus. Under these provisions of federal law, Liberty stockholders may dissent from the Merger and elect to have the fair market value of their shares appraised, receiving payment of the appraised value in cash. To assert dissenters’ right of appraisal, a stockholder must vote against the proposal to adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement or give notice in writing at or before Liberty’s meeting that the stockholder dissents, giving such notice to the presiding officer. The dissenting stockholder must make a written request to Middlefield for payment of the appraised value of his or her shares at any time before 30 days after Merger consummation, accompanied by surrender of his or her stock certificates.

The value of a dissenter’s Liberty shares will be determined by a committee of three persons, including one selected by a majority vote of the dissenting stockholders, one selected by the directors of The Middlefield Banking Company, and the third by the two so chosen. The valuation agreed upon by any two of these three appraisers governs, but if the value fixed by the appraisers is not satisfactory to a dissenting stockholder, the stockholder may within five days after being notified of the appraised value of his or her shares appeal to the OCC, which will cause a reappraisal to be made. The OCC’s reappraisal will be final and binding. If within 90 days after the effective date of the Merger one or more of the appraisers is not selected or the appraisers fail to determine the value of the dissenting shares, upon written request of any interested party the OCC will cause an appraisal to be made, which will be final and binding on all parties. The expenses of the OCC in making the appraisal or reappraisal will be paid by The Middlefield Banking Company.

This summary of dissenters’ rights is qualified in its entirety by reference to the statutory provisions of 12 U.S.C. 215, paragraphs (b) through (d), reproduced in Annex B. Failure by a Liberty stockholder to follow the required steps for perfecting rights as a dissenting stockholder will result in a loss of those rights. Stockholders’ notices of intent to demand appraisal of and payment for their shares should be sent to: William A. Valerian, Chairman, President and Chief Executive Officer, Liberty Bank, N.A., 25201 Chagrin Boulevard, Suite 120, Beachwood, Ohio 44122. When the Merger is completed, before the 30th day after completion of the Merger stockholders who have properly asserted dissenters’ rights should request in writing to Middlefield that it pay the appraised value of their shares, surrendering their stock certificates to Middlefield at that time. The written request after the Merger should be sent to: Thomas G. Caldwell, President and Chief Executive Officer, The Middlefield Banking Company, 15985 East High Street, P.O. Box 35, Middlefield, Ohio 44062.

THE MERGER

The Proposed Merger

The Reorganization Agreement provides for the merger of Liberty into The Middlefield Banking Company with The Middlefield Banking Company being the surviving entity. As part of the transaction, MBC Interim Bank will first merge into Liberty, followed immediately by Liberty’s merger into The Middlefield Banking Company.

The Reorganization Agreement is attached to this joint proxy statement/prospectus as Annex A and is an integral part of this joint proxy statement/prospectus. You are encouraged to read the Reorganization Agreement carefully. The Reorganization Agreement is the principal legal document governing the Merger.

Background of the Merger

Retained by Liberty as financial advisor for a possible strategic transaction, in March 2016 Boenning & Scattergood, Inc. (“Boenning”) invited financial organizations – including Middlefield – to review a confidential information memorandum concerning Liberty and to submit an initial acquisition bid, with an April 18, 2016 deadline for non-binding indications of interest. Executing the March 21, 2016 confidentiality agreement, Middlefield received a copy of Boenning’s confidential information memorandum. After reviewing the confidential information memorandum, Middlefield management declined to submit a bid. Beginning with the financial crisis of 2007 and 2008 merger and acquisition activity for financial institutions remained for many years at greatly reduced levels by comparison to the ten-year period ended in 2006, with much of the post-crisis activity involving acquisitions of problem institutions or sales of control to private equity firms. But by the end of 2015 the pace of healthy financial institution acquisitions was again accelerating. This was one of the factors that led Middlefield management to initially decline submitting a bid for Liberty, believing a very competitive bidding process would lead to deal terms outside the range sanctioned by Middlefield’s internal policies.

In the first half of 2016 Middlefield management’s attention was focused on raising additional equity in a private offering. Middlefield engaged Boenning to assist with the private equity offering, entering into a letter agreement with Boenning on February 12, 2016, later superseded by an April 27, 2016 Placement Agency Agreement. Under the letter agreement and Placement Agency Agreement, Boenning acted as Middlefield’s exclusive placement agent. A private placement to accredited investors only of no more than 20% of Middlefield’s common stock outstanding, the private offering began on or about May 2, 2016 and ended June 30, 2016. Middlefield sold to 29 accredited investors a total of 360,815 shares at $33 per share, or approximately 19% of the shares outstanding before the private placement and 16% of the shares outstanding after. Middlefield’s net proceeds of the private offering were $11.3 million, after commissions of approximately $577,000 payable to Boenning and reimbursement of $20,245 of Boenning expenses. With the proceeds of the private placement Middlefield repaid borrowings, including a $3.0 million line of credit from Liberty. If within 24 months after the end of the private offering Middlefield raises additional equity from an investor contacted by Boenning, Boenning will be entitled by the Placement Agency Agreement to a commission at the same rate applicable to the 2016 private sales. Boenning is entitled to indemnification from Middlefield for liabilities arising out of the private offering, as well as contribution by Middlefield to the damages, costs, and expenses that may be incurred by Boenning. Boenning has the right of first refusal to act as Middlefield’s placement agent if Middlefield engages in a rights offering to stockholders at any time before July 1, 2017, with a 5.0% commission rate on sales to persons who became Middlefield stockholders through the private offering and a reduced commission rate for sales to directors, executives, and other stockholders.

Middlefield also has an investment banking relationship of long standing with Donnelly Penman & Partners Inc. In early April 2016, after Middlefield management initially declined Boenning’s invitation to bid on the Liberty transaction, Donnelly Penman informed Middlefield management that a number of other potential bidders also had declined to submit bids because of other acquisition transactions or for other reasons not having to do with Liberty. With a reduced number of potential bidders, Donnelly Penman suggested that management reconsider the decision not to submit a bid, outlining in very general terms a deal proposal management could consider making. Management discussed this with the Executive Committee of the board of directors of Middlefield at a meeting on Tuesday, April 12, 2016, a meeting at which the principal item of business was the private placement transaction that management desired to complete. The directors on the Executive Committee were Directors Turk, Skidmore, Caldwell, and Heslop. Director Darryl Mast also joined the meeting.

The Executive Committee and Director Mast convened again two days later, on April 14, 2016, to discuss the Liberty proposal, with representatives of Donnelly Penman present as well. At this meeting a deal proposal was outlined by Donnelly Penman and discussed at length, with consideration given to transaction-related costs such as the cost of Liberty’s data processing contract and the costs associated with Liberty’s executive severance arrangements, the future of Liberty’s student loan portfolio, the uncertain status of Liberty’s recently added loan production office in Wooster, Wayne County, Ohio, potential loss of Liberty’s significant deposit customers, the source of funds for the cash component of the potential transaction and the potential dilution resulting from the equity component, the effect of the acquisition on Middlefield’s regulatory capital, and potential cost savings that could result for the combined organization if redundancies are eliminated after acquisition. Aware of the Monday, April 18, 2016, deadline for submitting bid proposals, the committee authorized management to request from Donnelly Penman a post-acquisition financial projection revised to assume loss of Liberty’s two deposit customers, who according to the confidential information memorandum together accounted for deposits of more than $50 million, and sale of Liberty’s student loan portfolio at a slight loss.

On Friday, April 15, 2016 the Executive Committee – Directors Turk, Skidmore, Caldwell, and Heslop – reviewed Donnelly Penman’s revised projections of financial results. The committee concluded that the overall effect of the revised assumptions was not materially adverse, noting that the period to earn back the dilution of Middlefield’s tangible book value and the period in which the transaction becomes accretive to Middlefield’s earnings are within Middlefield’s internal guidelines, although the tangible book value dilution is slightly outside of the guidelines’ recommended range. Authorizing management to submit a nonbinding bid at the price of 125% of Liberty’s tangible book value, the committee instructed management that the bid must be subject to the condition that Liberty sell its student loan portfolio and declare a special cash dividend before acquisition closing to reduce excess capital.

With a 24-hour extension for submitting the indication of interest, the same Executive Committee members met again on Monday, April 18, 2016, to finalize Middlefield’s bid, with Donnelly Penman participating by telephone conference. Subject to obtaining legal review, the Executive Committee authorized management to submit to Boenning a bid in the form of a nonbinding letter of intent, with a total transaction value in the range of approximately 125% to 130% of tangible book value, or 137.5% to 145.0% of tangible book value adjusted for the proposed special cash dividend. Recognizing that Liberty stockholders would possess approximately 17% of Middlefield’s outstanding stock after the acquisition, Middlefield agreed to offer two board seats to Liberty, one at the level of the holding company and another at the level of The Middlefield Banking Company. Middlefield submitted its bid by the Tuesday, April 19, 2016 deadline.

On April 19, 2016 Boenning informed Middlefield that it was one of four bidders (three banks and one individual investor) being invited to perform due diligence and thereafter to submit a final bid. Middlefield submitted its due diligence request list to Boenning on April 22, 2016

CEO Thomas G. Caldwell updated the board at its May 9, 2016 regular meeting about the status of Middlefield’s indication of interest. CEO Thomas G. Caldwell, COO James R. Heslop, II, and CFO Donald L. Stacy met on Thursday, May 12, 2016, with Liberty’s board of directors, the day immediately after Middlefield’s 2016 annual meeting, outlining for the benefit of Liberty’s board the terms of Middlefield’s acquisition proposal. Middlefield representatives performed on-site due diligence of Liberty on May 9, 10, and 11, and during this period and thereafter Middlefield and its advisors made use of Boenning’s electronic data room, where books and records of Liberty were available confidentially. On May 20, 2016 CEO Thomas G. Caldwell had a breakfast meeting at which he was introduced by Liberty’s CEO William A Valerian to Director Thomas W. Bevan. Mr. Bevan is not only a director of Liberty but also controls an organization that is one of Liberty’s two largest depositors.

Middlefield’s Executive Committee met again on May 25, 2016, with Directors Turk, Skidmore, Caldwell, and Heslop and with Director Mast added to the Executive Committee’s membership. Representatives of Donnelly Penman attended the May 25, 2016 meeting by teleconference. The committee noted with approval that the Liberty acquisition would give Middlefield the opportunity to achieve its goal of entering the Cuyahoga County and Summit County markets, add SBA lending expertise to Middlefield’s lending products and services, generate income through sale of the government-guaranteed portion of SBA loans into the secondary market, and with Liberty’s student loan product constitute another potential addition to Middlefield’s loan products and services. Donnelly Penman discussed its updated merger analysis, slightly decreasing its estimate of the post-acquisition value of Liberty’s loan portfolio, reducing the estimated loss of deposits after the acquisition, which is referred to as deposit runoff, and slightly reducing the estimated severance benefits payable to Liberty executives as a result of the acquisition. Donnelly Penman’s updated analysis also took into account Middlefield’s ongoing private placement, which would strengthen Middlefield’s capital position, and presented updated projections of Middlefield’s financial condition on a stand-alone basis (stand-alone meaning without taking the Merger into account).

For the final bid Donnelly Penman outlined a proposed price of 145% of Liberty’s adjusted tangible book value, for a total transaction value of approximately $39.6 million, including a $12.5 million special dividend payable by Liberty before closing, with 50% of the merger consideration consisting of cash and the other half Middlefield stock. The requirement that Liberty sell the student loan portfolio was no longer part of Middlefield’s proposal, because the portion of Liberty’s student loan portfolio maintained on Liberty’s books performs satisfactorily and the portion originated for sale has significant associated correspondent deposit balances maintained at Liberty by the parties to whom Liberty sells the loans. The May 25 meeting ended with the committee agreeing to recommend that the full board approve the proposed transaction terms at the board’s June 6 special meeting, one day before the June 7 final bid deadline. Donnelly Penman met again with the Executive Committee on June 1, 2016, updating the committee about the status of the letter of intent.

CEO Thomas G. Caldwell updated the board at its June 6 special meeting about the bid process. Donnelly Penman and Middlefield’s counsel joined the meeting by teleconference. By this time two of the four bidders invited to submit a final bid dropped out, leaving Middlefield and one unknown bidder remaining. Based on conversations with Thomas W. Bevan, a director of Liberty and one of its two largest depositors, the projected deposit runoff calculated by Donnelly Penman was reduced again. Mr. Caldwell noted favorably to the board that Liberty and Middlefield have a community banking focus in common, that Liberty does not have material asset quality concerns, that the due diligence process revealed nothing negative about Liberty, that Liberty’s offices are located in Middlefield’s targeted area of expansion, and that Liberty’s SBA lending would expand Middlefield’s products and potentially generate income from sale of the government-guaranteed portion of the SBA loans. For the proposed final bid, the period to earn back the estimated 16.5% dilution of Middlefield’s tangible book value and the period in which the transaction becomes accretive to Middlefield’s earnings remained within Middlefield’s internal guidelines, but the tangible book value dilution remained slightly outside of the guidelines’ recommended range. The board’s special meeting ended with unanimous approval for management to submit a final bid on the terms outlined at the meeting, at 145% of Liberty’s adjusted tangible book value, or approximately $40.54 per share (including the amount of the special dividend).

Middlefield submitted its final bid in the form of a nonbinding letter of intent on June 6, 2016. Liberty informed Middlefield that the final bids would be reviewed at Liberty’s board meeting on Friday, June 10. After the June 10 board meeting, at Liberty’s request Boenning informed Donnelly Penman that Liberty’s counterproposal was to obtain two holding company board seats at Middlefield, a $1.00 per share increase in the bid price, and a continued interest in future recoveries on previously charged off student loans.

At a special meeting of Middlefield’s board on Monday, June 13, with Donnelly Penman and Middlefield’s counsel joining by teleconference, the board approved a final offer, agreeing to add CEO William A. Valerian and Director Thomas W. Bevan to Middlefield’s board and agreeing to a price increase of approximately $0.55 per share, half in additional cash and half in additional Middlefield stock, but declined to offer Liberty a continued interest in future recoveries of previously charged off loans. The letter of intent also provided for continued indemnification and insurance coverage of Liberty’s officers and directors for six years after the transaction. Middlefield’s board also made clear that the company’s willingness to enter into a definitive acquisition agreement was conditioned on Liberty directors executing voting agreements, committing themselves to vote their Liberty shares in favor of the transaction with Middlefield.

Promptly after the June 13 special meeting Donnelly Penman informed Boenning of Middlefield’s final offer. Middlefield’s letter of intent was signed and returned by Liberty on June 14, 2016, and the parties then proceeded to negotiation of the definitive Reorganization Agreement. The letter of intent provided for the merger of Liberty into The Middlefield Banking Company in a transaction qualifying as a tax-free reorganization, at the price of 147% of Liberty’s adjusted tangible May 31, 2016 book value. Excluding approximately $1.147 million payable for cancellation of Liberty’s outstanding options and phantom stock, total transaction consideration under the final letter of intent was approximately $39.416 million, consisting of (1) $12.5 million in the form of a special cash dividend before acquisition closing, (2) $13.458 million in cash merger consideration, and (3) $13.458 million in stock merger consideration at a 0.882 fixed exchange ratio of Middlefield stock for 50% of Liberty stock, based on the $31.81 closing price for Middlefield stock on June 13, 2016.

Subsequently, Liberty’s outside tax counsel reviewed Middlefield’s revised indication of interest and, after consultation with and concurrence from Middlefield’s outside tax counsel, determined that the proposed payment by Liberty of a $12.5 million dividend to its stockholders immediately prior to completion of the Merger would adversely affect the tax-free reorganization treatment of the Merger and the ability of Liberty’s tax counsel to issue a favorable tax opinion. Following further discussions among the parties and their counsel, it was determined that the transaction should be restructured to reduce the Liberty special dividend from $12.5 million to approximately $3.0 million, increase the cash portion of the Merger consideration from 50% to 55% and decrease the common shares portion of the Merger consideration to 45%, while maintaining the same total transaction value. Over the next several weeks, the parties revised the draft Reorganization Agreement to reflect the latest structure of the transaction and negotiated its terms and conditions.

At a July 11, 2016 special meeting, with counsel present and Donnelly Penman present by teleconference, the board reviewed the status of the proposed transaction and the progress toward execution of the definitive acquisition agreement. Donnelly Penman presented a revised analysis of the transaction consideration, reducing from $12.5 million to $3.0 million the amount of the special cash dividend payable to Liberty stockholders before closing and increasing the portion of the cash merger consideration from 50% to 55%, with the stock portion therefore decreasing to 45%, while maintaining the total transaction value. According to Donnelly Penman’s analysis of the revised final terms, Liberty stockholders would have a slightly larger 18.7% stake in the combined Middlefield organization after acquisition, rather than the initial estimate of approximately 17%, Middlefield would earn back the tangible book value dilution within the time range sanctioned by Middlefield’s internal policy, and Middlefield’s regulatory capital ratios would be within policy limits as well. The slight increase in the number of shares to be issued to Liberty stockholders has the consequence of requiring a vote of Middlefield stockholders as well. The number of shares of Middlefield common stock issuable to Liberty stockholders slightly exceeds 20% of the number outstanding before the acquisition, requiring Middlefield approval under Nasdaq rules, and one-sixth of the number outstanding after the acquisition, requiring stockholder approval under OGCL section 1701.83(A).

On July 25, 2016, Liberty’s on-site due diligence investigation of Middlefield occurred, conducted by management of Liberty as well as a representative of Boenning. Liberty had been reviewing Middlefield’s SEC filings and additional information provided to Boenning, as well as information provided by Middlefield in connection with the May 12 presentation to the Liberty Board.

Middlefield’s board considered the proposed final Reorganization Agreement at a special meeting on July 27, 2016, with Donnelly Penman participating and Middlefield’s counsel present by teleconference. The Reorganization Agreement was signed on July 28, 2016. The board considered the slight change in the transaction structure, with the introduction of a first-step merger of MBC Interim Bank into Liberty occurring immediately before the merger of Liberty into The Middlefield Banking Company. The change in transaction structure is for the sole purpose of minimizing adverse potential tax consequences to The Middlefield Banking Company if the transaction does not qualify for tax-free reorganization treatment. Donnelly Penman presented its fairness opinion to the board and outlined the significant terms and financial impact of the transaction, including a special dividend of $3.13 per share for each of Liberty’s 959,283 outstanding shares, cash merger consideration of $20.88 per share and stock consideration valued at $17.08, for total consideration of approximately $39.1 million (including the special dividend), or $41.09 per share. Donnelly Penman informed the board that tangible book value dilution would be approximately 16.3%, projected to be earned back in a period of less than 3.5 years, with accretion to earnings exceeding 38% in the first year, an internal rate of return exceeding 20%, and a pro forma Tier 1 leverage ratio at The Middlefield Banking Company of 7.71% and a ratio of tangible common equity to tangible assets of 8.32%. Donnelly Penman informed the board that total consideration is approximately 1.31 times Liberty’s tangible book value and 19.12 times last-twelve-months earnings, with a core deposit premium of 5.16%. The July 27, 2016 special meeting concluded with Middlefield’s board approving the Reorganization Agreement unanimously.

Liberty’s Reasons for the Merger

The Liberty Board of Directors has regularly reviewed and discussed Liberty’s business strategy, performance and prospects in the context of developments in the banking industry, the regulatory environment and the competitive landscape. Among other things, the board of directors from time to time has discussed various strategic alternatives, including both acquiring other institutions and being acquired by another institution. Based on Liberty’s continued growth, the board of directors believed that it would need to engage in a strategic transaction at some point in time.

For a considerable time, the board of directors of Liberty has been concerned about the increasing expense and complexity of regulatory compliance for financial institutions, as well as the competition among large and small financial institutions for the same loan and deposit products. The directors have discussed in recent years how to best ensure the continued sound operation and profitability of Liberty in the face of these concerns.

Over the years, the board considered from time to time how to best provide for the continued safe and sound operation and strong performance of Liberty in the challenging regulatory and competitive environment. The board also discussed the lack of liquidity of Liberty’s stock as well as management succession issues. These discussions included a number of formal and informal meetings at which the directors discussed, among other possibilities, whether to proceed with exploring the possibility of acquiring or merging with another bank. Board members received the unsolicited views of some Liberty stockholders regarding a need for greater liquidity in the Liberty shares. As a result of these stockholder discussions and the board’s concerns regarding the increasingly challenging competitive and regulatory environment, the board decided to consider the possibility of exploring a merger and to learn more about the current merger and acquisition market.

From time to time over the years, the board invited Boenning to make a presentation about regional and national merger and acquisition activity. During 2015, Boenning reviewed such trends as well as the procedure and timeline for soliciting nonbinding indications of interest from potential merger partners. Boenning also presented a list of bank and thrift holding companies that, according to Boenning’s analysis, might have a logical interest in a possible merger with Liberty. In evaluating whether to proceed with the possibility of soliciting potential merger partners, the board also considered the stated desires of some Liberty stockholders for greater liquidity in Liberty shares and the board’s long-held concerns regarding competition and regulation. After careful consideration of all the foregoing, the directors decided to consider Boenning’s presentation and reconvene at a later time to determine whether to pursue the process of soliciting interest in a possible merger.

At a meeting of the board held on December 14, 2015, the Liberty directors resumed their discussions regarding whether to enter into the process of soliciting interest in a possible merger. After lengthy consideration of all the foregoing factors, and in light of the board’s numerous prior discussions regarding exploring the possibility of a merger, the board unanimously decided to proceed with the process, subject to the agreement and understanding that they could terminate the process at any time before the execution of a definitive agreement in the event that their expectations for stockholder value were not realized.

In January 2016, Boenning was hired by Liberty as its financial advisor to counsel Liberty with respect to a possible strategic transaction. Boenning assisted Liberty in preparing a confidential information memorandum and a limited data room containing certain financial and operational information of Liberty. Liberty and Boenning identified thirty-three (33) potential partners to contact and inquire as to whether such party would be interested in reviewing the memorandum and data room. Of those parties, twenty-two (22) executed confidentiality agreements and accessed the data room and four (4) submitted written indications of interest, three of which were from other banks and one of which was from an individual investor. On April 19, 2016, the board of directors met to consider the four (4) indications of interest. The board of directors reviewed with Boenning the current state of the national and local banking markets, as well as the current environment for bank transactions. The board of directors also reviewed in detail each potential partner’s business, operations and financial performance. The board of directors discussed each of the indications of interest in detail and considered the merits of an all cash offer versus a part-stock, part-cash offer. The board of directors also reviewed and considered the financial and operating performance of each party and considered the effect of each offer on the submitting party’s financial condition. The board, with the advice of Boenning, determined that providing these four (4) bidders the opportunity to continue the due diligence process would maintain a competitive bidding process, while minimizing the potential disruption to Liberty’s operations. Each of the parties subsequently conducted a thorough due diligence process, including on-site meetings with Liberty management and extensive review of materials in the online data room.

At a special meeting of the board of directors on June 10, 2016, Boenning informed the board that two (2) of the potential acquirers had decided not to continue in the process, leaving two finalists. At that same meeting, the board reviewed the remaining two (2) indications of interest in detail and provided Boenning with a list of requested changes to each indication of interest. Boenning contacted each party to review and discuss the board’s requested changes and provided each party a last opportunity to increase its bid.

At a telephonic special meeting of the board of directors on June 14, 2016, Liberty’s board of directors reviewed the two (2) final bid offers and reviewed the process that had resulted in an attractive price for Liberty. The board considered the value of each offer and the liquidity each one provided to its stockholders, while also evaluating the merits of remaining independent and growing Liberty organically or through acquisitions. The board also considered the quality of Middlefield’s operating performance as well as a relative valuation of Middlefield’s stock that appeared to be attractive for those Liberty stockholders electing to receive stock. The board determined that the updated oral offer from Middlefield was in the best interest of the stockholders and authorized management to execute the latest indication of interest from Middlefield. Specifically, Middlefield’s revised indication of interest provided for a price increase of approximately $0.55 per share of Liberty common stock and inclusion of two (2) current directors of Liberty (Messrs. Bevan and Valerian) on the Middlefield board of directors immediately following the closing of the transaction. Middlefield’s revised indication of interest also contemplated that, immediately prior to the consummation of the Merger, Liberty would distribute a $12.5 million special dividend to its stockholders.

The parties executed the revised indication of interest on June 14, 2016 and began preparation of the Reorganization Agreement. Subsequently, Liberty’s outside tax counsel reviewed Middlefield’s revised indication of interest and, after consultation with and concurrence from Middlefield’s outside tax counsel, determined that the proposed payment by Liberty of a $12.5 million dividend to its stockholders immediately prior to completion of the Merger would adversely affect the tax-free reorganization treatment of the Merger and the ability of Liberty’s tax counsel to issue a favorable tax opinion. Following further discussions among the parties and their counsel, it was determined that the transaction should be restructured to reduce the Liberty special dividend from $12.5 million to approximately $3.0 million, increase the cash portion of the Merger consideration from 50% to 55% and decrease the common shares portion of the Merger consideration to 45%, while maintaining the same total transaction value. Over the next several weeks, the parties revised the draft Reorganization Agreement to reflect the latest structure of the transaction and negotiated its terms and conditions.

At a meeting of the board of directors on July 27, 2016, the board of directors reviewed in detail the draft Reorganization Agreement and also received the opinion from Boenning that the proposed Merger consideration was fair to Liberty’s stockholders from a financial point of view. The board of directors authorized the execution of the Merger Agreement, and each member of the board of directors who owns Liberty common stock entered into a written agreement to vote all of the Liberty shares that he or she beneficially owns in favor of the approval of the transactions contemplated by the Reorganization Agreement.

Management of Liberty signed the Reorganization Agreement on behalf of Liberty as of July 28, 2016 on the terms approved by the board of directors.

Recommendation of Liberty’s Board of Directors

The directors of Liberty believe that adoption and approval of the Reorganization Agreement and approval of the transactions contemplated by the Reorganization Agreement are in the best interest of Liberty and its stockholders. Consequently, the directors unanimously recommend that Liberty stockholders adopt and approve the Reorganization Agreement and approve the transactions contemplated by the Reorganization Agreement. The directors of Liberty have agreed to vote their shares of Liberty common stock in favor of the Merger Proposal.

Opinion of Liberty’s Financial Advisor

Boenning is acting as financial advisor to Liberty in connection with the proposed Merger. Boenning is a registered broker-dealer providing investment banking services with substantial expertise in transactions similar to the proposed Merger. As part of its investment banking activities, Boenning is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, private placements and valuations for estate, corporate and other purposes.

On July 27, 2016, Boenning rendered its oral opinion, which was subsequently confirmed in writing, to the Liberty board of directors that, as of such date and subject to the assumptions made, matters considered and limitations of the review undertaken by Boenning, the Merger consideration to be received by the holders of Liberty’s common stock pursuant to the Reorganization Agreement was fair, from a financial point of view, to such holders.

The full text of Boenning’s written opinion dated July 27, 2016, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex C to this proxy statement. You are urged to, and should, read this opinion carefully and in its entirety in connection with this joint proxy statement/prospectus. The summary of Boenning’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Boenning’s opinion speaks only as of the date of the opinion and does not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the proposed Merger.

No limitations were imposed by Liberty on the scope of Boenning’s investigation or the procedures to be followed by Boenning in rendering its opinion. Boenning was not requested to, and did not, make any recommendation to the Liberty board of directors as to the form or amount of the consideration to be paid to the Liberty stockholders, which was determined through arm’s length negotiations between the parties. In arriving at its opinion, Boenning did not ascribe a specific range of values to Liberty. Its opinion is based on the financial and comparative analyses described below.

In connection with its opinion, Boenning, among other things:

(i)	reviewed the historical financial performance, current financial position and general prospects of each of Middlefield and Liberty and reviewed certain internal financial analyses and forecasts prepared by the respective management teams of Middlefield and Liberty;

(ii)	reviewed the proposed Reorganization Agreement;

(iii)	reviewed and analyzed the stock performance and trading history of Middlefield;

(iv)	studied and analyzed the consolidated financial and operating data of Middlefield and Liberty;

(v)	reviewed the pro forma financial impact of the proposed Merger on Middlefield, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by the respective management teams of Middlefield and Liberty;

(vi)	considered the financial terms of the proposed Merger as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions;

(vii)	met and/or communicated with certain members of each of Middlefield’s and Liberty’s senior management to discuss their respective operations, historical financial statements and future prospects; and

(viii)	conducted such other financial analyses, studies and investigations as Boenning deemed appropriate.

Boenning’s opinion was given in reliance on information and representations made or given by Middlefield, Liberty, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by each of Middlefield and Liberty including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. Boenning did not independently verify the information concerning Middlefield or Liberty nor any other data Boenning considered in its review and, for purposes of its opinion, Boenning assumed and relied upon the accuracy and completeness of all such information and data. Boenning assumed that all forecasts and projections provided to it had been reasonably prepared and reflected the best currently available estimates and good faith judgments of the respective management teams of Middlefield and Liberty as to their most likely future financial performance. Boenning expressed no opinion as to any financial projections or the assumptions on which they were based. Boenning did not conduct any valuation or appraisal of any assets or liabilities of Middlefield or Liberty, nor have any such valuations or appraisals been provided to Boenning. Additionally, Boenning assumed that the proposed Merger is, in all respects, lawful under applicable law.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of Middlefield and Liberty, Boenning assumed that such information had been reasonably prepared and reflected the best currently available estimates and good faith judgment of the respective management teams of Middlefield and Liberty as to their most likely future performance. Boenning further relied on the assurances of the respective management teams of Middlefield and Liberty that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Boenning was not asked to and did not undertake an independent verification of any of such information and Boenning did not assume any responsibility or liability for the accuracy or completeness thereof. Boenning assumed that the allowance for loan losses indicated on the balance sheet of each of Middlefield and Liberty was adequate to cover such losses; Boenning did not review individual loans or credit files of Middlefield and Liberty. Boenning assumed that all of the representations and warranties contained in the reorganization Agreement and all related agreements were true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements were not waived. Also, in rendering its opinion, Boenning assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the proposed Merger no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the proposed Merger, including the cost savings and related expenses expected to result from the proposed Merger.

Boenning’s opinion is based upon information provided to it by the respective management teams of Middlefield and Liberty, as well as market, economic, financial and other conditions as they existed and could be evaluated only as of the date of its opinion and accordingly, it speaks to no other period. Boenning did not undertake to reaffirm or revise its opinion or otherwise comment on events occurring after the date of its opinion and did not have an obligation to update, revise or reaffirm its opinion. Boenning’s opinion does not address the relative merits of the proposed Merger or the other business strategies that Liberty’s board of directors has considered or may be considering, nor does it address the underlying business decision of Liberty’s board of directors to proceed with the proposed Merger. Boenning’s opinion is for the information of Liberty’s board of directors in connection with its evaluation of the proposed Merger and does not constitute a recommendation to the board of directors of Liberty in connection with the proposed Merger or a recommendation to any stockholder of Liberty as to how such stockholder should vote or act with respect to the proposed Merger.

In connection with rendering its opinion, Boenning performed a variety of financial analyses that are summarized below. This summary does not purport to be a complete description of such analyses. Boenning believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Boenning considered the results of all of its analyses as a whole and did not attribute any particular weight to any analyses or factors considered by it. The range of valuations resulting from any particular analysis described below should not be taken to be Boenning’s view of the actual value of Liberty.

In its analyses, Boenning made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Liberty or Middlefield. Any estimates contained in Boenning’s analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Boenning’s analyses was identical to Liberty or Middlefield or the proposed Merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Boenning was assigned a greater significance by Boenning than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Boenning. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which Liberty’s common stock or Middlefield’s common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, Boenning employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that Boenning used in providing its opinion on July 27, 2016. Some of the summaries of financial analyses are presented in tabular format. In order to understand the financial analyses used by Boenning more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Boenning’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Boenning. The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Boenning with respect to any of the analyses performed by it in connection with its opinion. Rather, Boenning made its determination as to the fairness to the holders of Liberty’s common stock of the Merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for Liberty should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Boenning.

In connection with rendering its opinion and based upon the terms of the draft Agreement and Plan of Reorganization reviewed by it, Boenning assumed the effective aggregate indicated Merger consideration to be $41.57 million and the per share Merger consideration to be $42.14, based on Middlefield’s closing stock price on July 26, 2016, of $33.76.

Comparison of Selected Companies. Boenning reviewed and, as reflected in Table 1 below, compared the multiples and ratios of the offer price to Liberty’s book value, tangible book value, latest 12 months earnings per share, assets, tangible book premium to core deposits, and deposits, such multiples referred to herein as the pricing multiples, with the median pricing multiples for the current trading prices, after the application of a 29.7% assumed control premium, referred to as the adjusted trading price, of the common stock of a peer group of 22 selected public banks and thrifts with assets between $150 million and $400 million, tangible common equity / tangible assets between 11% and 15% and latest 12 months return on average tangible common equity between 5% and 8.5%, excluding merger targets. The 29.7% equity control premium is the median one day stock price premium for all bank and thrift merger and acquisition deals announced since January 1, 2000, based on data from SNL Financial.

Table 1

	Adjusted Trading Price
Pricing Multiple	Offer Price		Median Statistics for Peer Group (1)
Price/Book Value	130.3%		129.0%
Price/Tangible Book Value	130.3%		129.0%
Price/Latest Twelve Months Core Earnings Per Share	19.0	x	18.3	x
Price/Assets	18.7%		15.3%
Premium over Tangible Book Value/Core Deposits	5.6%		4.6%
Price/Deposits	21.9%		18.6%

(1)	Peer metrics are based on prices as of market close on July 26, 2016.

Analysis of Bank Merger Transactions. Boenning analyzed certain information relating to recent transactions in the banking industry, consisting of (i) nine Midwest bank and thrift transactions announced since January 1, 2014 with target assets between $100 million and $600 million, tangible equity / tangible assets between 11% and 17%, latest 12 months return on average equity between 5% and 10%, and disclosed pricing, referred to below as Group A; and (ii) 17 nationwide bank and thrift deals announced since January 1, 2014 with target assets between $150 million and $400 million, tangible equity / tangible assets between 12% and 18%, latest 12 months return on average equity between 2% and 12%, and disclosed pricing, referred to below as Group B. As reflected in Table 2 below, Boenning then reviewed and compared the pricing multiples of the offer price and the median pricing multiples of the selected transaction values for Group A and Group B.

Table 2

			Median for Selected Transactions
Pricing Multiple	The Merger		Group A		Group B
Price/Book Value	130.3%		119.8%		126.1%
Price/Tangible Book Value	130.3%		124.3%		126.5%
Price/Latest Twelve Months Core Earnings Per Share	19.0	x	21.4	x	25.2	x
Price/Assets	18.7%		17.1%		17.1%
Premium over Tangible Book Value/Core Deposits	5.6%		4.9%		5.9%
Price/Deposits	21.9%		19.9%		19.5%

Discounted Cash Flow Analysis. Discounted cash flow analysis approximates the value of a share of stock to an acquiror by calculating the present value of the target’s dividendable cash flow in perpetuity. This analysis assumed a short-term earnings growth rate of 5% and a long-term growth rate of 2%, as well as a short-term balance sheet growth rate of 3.5% and a long-term growth rate of 2%, based on guidance from Liberty’s management. The estimated cost savings of 30% in year one, 35% in year two and 40% thereafter, transaction costs of $3.1 million pre-tax and gross credit mark of approximately $5.1 million, or 2.75% of loans (equal to $1.8 million net of Liberty’s loan loss reserve) were based on guidance provided by Middlefield. A discount rate of 13% was determined using the Capital Asset Pricing Model and the Build-Up Method, both of which take into account certain factors such as the current risk free rate, the beta of bank stocks compared to the broader market and the Ibbotson risk premiums for small, illiquid stocks and for commercial bank stocks, as well as comparable company returns on tangible common equity. The average of the three methods was approximately 13%. Sensitivity analyses for discount rates and cost savings ranged from 11% to 15% and 33.5% to 46.5%, respectively. The present value of Liberty common stock calculated using discounted cash flow analysis ranged from $34.50 per share to $55.26 per share based on the cost savings estimates and discount rates used, compared to the offer price of $42.14 per share. This analysis does not purport to be indicative of actual future results and does not purport to reflect the prices at which shares of Liberty common stock may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates and discount rates.

Present Value Analysis. Applying present value analysis to Liberty’s theoretical future earnings, dividends and tangible book value, Boenning compared the offer price for one share of Liberty’s common stock to the present value of one share of Liberty’s common stock on a stand-alone basis. The analysis was based upon management’s projected earnings growth, a range of assumed price/earnings ratios, a range of assumed price/tangible book value ratios and a 13% discount rate, which was determined using the Capital Asset Pricing Model and the Build-Up Method, both of which take into account certain factors such as the current risk free rate, the beta of bank stocks compared to the broader market and the Ibbotson risk premiums for small, illiquid stocks and for commercial bank stocks, as well as comparable company returns on tangible common equity. The average of the three methods was approximately 13%. The valuation was completed with a sensitivity analysis on the discount rate ranging from 11% to 15%. Boenning derived the terminal price/earnings multiple of 15.8x and terminal price/tangible book value multiple of 123.7% from the three-year median trading multiples of the SNL Bank < $500 Million Index as of July 26, 2016. Sensitivity analyses for terminal price/earnings and price/tangible book ranged from 11.4x to 20.2x and 103.4% to 144.0%, respectively. The present value of Liberty’s common stock on a standalone basis is $22.86 to $45.10 per share based on price/earnings multiples, and $22.55 to $40.65 per share based on price/tangible book value multiples, compared to the offer price of $42.14 per share. This analysis does not purport to be indicative of actual future results and does not purport to reflect the prices at which shares of Liberty’s common stock may trade in the public markets. A present value analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates and discount rates.

Pro Forma Merger Analysis. Boenning analyzed certain potential pro forma effects of the Merger, assuming the following: (i) the proposed Merger is completed December 31, 2016; (ii) each share of Liberty’s common stock will be eligible to receive consideration of approximately $42.14 consisting of a $3.13 special cash dividend, $20.88 in cash, and $17.09 in Middlefield stock; (iii) estimated pre-tax cost savings of approximately 40% of Liberty’s noninterest expense on an annual basis, recognized 75% in 2017 and 87.5% in 2018; (iv) estimated one-time transaction-related costs of approximately $3.5 million pre-tax are expensed prior to closing; (v) Liberty performance was calculated in accordance with Liberty management’s earnings forecasts; (vi) Middlefield’s performance was calculated in accordance with Middlefield management’s earnings forecasts; and (vii) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items. The analyses indicated that, for the full years 2017 and 2018, the proposed Merger (excluding transaction expenses) would be accretive to the combined company’s projected earnings per share and accretive to Liberty’s per share equivalent earnings, tangible book value and dividends. Additionally, the combined company’s regulatory capital ratios would exceed regulatory guidelines for “well capitalized.” The actual results achieved by the combined company may vary from projected results and the variations may be material.

As described above, Boenning’s opinion was just one of the many factors taken into consideration by the Liberty board of directors in making its determination to approve the proposed Merger.

Boenning, as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of Boenning’s business as a broker-dealer, it may, from time to time, purchase securities from, and sell securities to, Middlefield, Liberty, and/or their respective affiliates. In the ordinary course of business, Boenning may also actively trade the securities of Middlefield and Liberty for its own account and/or for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

Boenning is acting as Liberty’s financial advisor in connection with the proposed Merger and will receive a customary fee for its services, a significant portion of which is contingent upon consummation of the Proposed Merger. Boenning also received a fee for rendering the fairness opinion. Boenning’s fee for rendering the fairness opinion was not contingent upon any conclusion that Boenning reached or upon completion of the proposed Merger. The Company has also agreed to indemnify Boenning against certain liabilities that may arise out of Boenning’s engagement.

Prior Engagements by Middlefield and Liberty. Boenning was engaged in February 2016 by Middlefield to serve as placement agent for a private placement of common stock. The offering ultimately closed on June 30, 2016, and Boenning was paid a commission for its role. Boenning advised, and received compensation from, Liberty in 2014 relating to the exploration of strategic alternatives, although no transaction was consummated at that time.

Except for the arrangements between Boenning and Liberty and Middlefield described in the preceding paragraphs, Boenning has not had any material relationship with either Middlefield or Liberty during the past two years in which compensation was received or was intended to be received. Boenning may provide services to Middlefield in the future (and/or to Liberty if the proposed Merger is not consummated), although as of the date of Boenning’s opinion, there was no agreement to do so nor any mutual understanding that such services are contemplated.

Boenning’s opinion was approved by Boenning’s fairness opinion committee. Boenning did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the proposed Merger by any of the officers, directors, or employees of any party to the reorganization Agreement, or any class of such persons, relative to the compensation to be received by the holders of Liberty’s common stock in the proposed Merger.

Nonpublic Financial Projections Provided to Financial Advisors

For a number of reasons, including the unpredictability of underlying assumptions and estimates, Liberty does not routinely publicly disclose forecasts or internal projections of future performance, earnings, or other results. However, Boenning considered financial projections provided by or reviewed with senior management of Liberty for the purpose of preparing the financial analyses supporting Boenning’s fairness opinion, as described in this joint proxy statement/prospectus under the heading “– Opinion of Liberty’s Financial Advisor.” In addition, Donnelly Penman & Partners Inc. considered internal financial projections provided by and/or reviewed with senior management of Liberty for the purpose of preparing the financial analyses supporting Donnelly Penman’s fairness opinion, as described in this joint proxy statement/prospectus under the heading “– Opinion of Middlefield’s Financial Advisor.” A summary of these projections is therefore included in this joint proxy statement/prospectus because the projections were considered by Boenning and by Donnelly Penman in preparing their analyses.

When the financial projections were prepared, they represented the best estimates and judgments of Liberty management about future financial performance. The financial projections summarized below were prepared in good faith, but financial projections are subjective in many respects and are susceptible to interpretation and periodic revision based on actual experience and recent developments. Accordingly, financial projections do not reliably predict future operating results. The financial projections were not prepared with the expectation of public disclosure or with the goal of complying with American Institute of Certified Public Accountants guidelines for prospective financial information or SEC guidelines regarding forward-looking statements. Although presented with numeric specificity, the financial projections reflect numerous estimates and assumptions that might not be realized and are subject to significant uncertainties and contingencies, many of which are beyond Liberty’s control. For these reasons and because of the uncertainties inherent in financial projections, Liberty stockholders and Middlefield stockholders should not unduly rely on these financial projections as predictions of future operating results.

The financial projections of Liberty included in this joint proxy statement/prospectus were prepared by and are the responsibility of Liberty management. Neither Liberty’s independent registered public accounting firm nor any other independent accounting firm examined, compiled, or performed any procedures on these financial projections, and therefore express no opinion or any other form of assurance regarding the financial projections. Inclusion of the financial projections in this joint proxy statement/prospectus is not an admission or representation by Liberty or Middlefield that Liberty or Middlefield consider the financial projections to be material information.

All of the financial projections are forward-looking statements. The estimates and assumptions underlying the financial projections summarized below involve judgments regarding future economic, competitive, regulatory, and financial market conditions and future business decisions. The estimates and assumptions may not be realized and are inherently subject to significant business, economic, competitive, and regulatory uncertainties, all of which are difficult to predict and many of which are beyond Liberty’s control. In addition, these financial projections represent Liberty’s evaluation at the time the projections were prepared of its future financial performance on a stand-alone basis, and without reference to the proposed Merger or transaction-related costs or benefits. Accordingly, Liberty gives no assurance that the projected results will be realized or that actual results will not differ materially from those presented in the financial projections. Inclusion of these financial projections should not be interpreted as a statement that Liberty or Middlefield considers this information a reliable prediction of future results, or that the projections would be the same if prepared by Liberty as of the date of this document, and this information should not be unduly relied on for that purpose.

Liberty provided to Boenning and Donnelly Penman the following estimate of per share earnings on a stand-alone basis for the period 2017 through 2020, based on its internal strategic plan for 2016-2018 and forward growth expectations for 2019 and beyond:

	Year ended December 31,
	2017	2018	2019	2020
EPS – stand-alone	2.39	2.85	3.14	3.30

Middlefield’s Reasons for the Merger

Middlefield’s board of directors believes the Merger is in the best interests of Middlefield and its stockholders and therefore unanimously approved the transactions contemplated by the Reorganization Agreement and the Merger. The board reached this decision after consulting with management and with Middlefield’s financial and legal advisors. The board’s reasoning was based on many factors, including but not limited to the following:

•	the Merger will expand Middlefield’s northeastern Ohio business into Cuyahoga County and Summit County, two counties to the immediate west and south of Middlefield’s market but contiguous to Middlefield’s market

•	Liberty has a diversified loan portfolio, but its primary focus on commercial lending opportunities targeted to professionals and small business owners is compatible with Middlefield’s goals and could allow for significant lending growth in these markets

•	the Merger will make Middlefield a leading community banking organization in desirable markets within northeastern Ohio, adding scale, profitability, and growth potential

•	Middlefield anticipates that eliminating back office redundancies will lead to savings opportunities

•	although there are regional and national financial institutions in northeastern Ohio with significantly greater assets, at approximately $1.0 billion in total assets after the Merger Middlefield will not lose its identity as a community banking organization but it will have improved economies of scale to compete more effectively in an increasingly competitive and increasingly concentrated banking market, along with enhanced growth opportunities through three productive new offices in the Cleveland and Akron markets

•	the resulting institution will have a stronger regional presence and greater brand recognition

•	Liberty customers will have access to a broader range of banking products and services from a bank with greater lending authority

•	Liberty’s SBA lending will be a positive addition to Middlefield’s lending products, potentially also generating income from sale of the government-guaranteed portion of the SBA loan portfolio

•	The Middlefield Banking Company and Liberty are compatible organizations because of similar strategies and a shared customer focus and community orientation

•	the pro forma financial aspects of the Merger are favorable, with an estimated earnings per share accretion in 2017 of over 38% and an estimated internal rate of return exceeding 20%, with a manageable three- to four-year period to earn back the approximately 16% anticipated tangible book value dilution

•	when Liberty board members William A. Valerian and Thomas W. Bevan become Middlefield board members at Merger closing their insights about Middlefield’s expanded market in Cuyahoga and Summit Counties will enable Middlefield to take greater advantage of competitive opportunities in that expanded market

•	The continued employment of many Liberty personnel will help with the transition of customers, employees, and the Liberty community, reducing the Merger’s potential execution risk

•	The Middlefield Banking Company will continue to be well capitalized after the Merger

•	based on improved performance and collections of charged off loans, an opportunity exists to collect on student loans previously charged off by Liberty

Middlefield’s board of directors considered many factors in its evaluation. The board did not quantify or assign relative weights to any individual factors in its decision.

Recommendation of Middlefield’s Board of Directors

Middlefield’s board of directors unanimously approved the transactions contemplated by the Reorganization Agreement and the issuance of common stock in the Merger. The board believes the Merger and the common stock issuance are in the best interests of Middlefield and its stockholders. Accordingly, the directors unanimously recommend that Middlefield stockholders vote “FOR” adoption and approval of the Reorganization Agreement and “FOR” issuance of common stock in the Merger.

Opinion of Middlefield’s Financial Advisor

On April 19, 2016 Middlefield’s board of directors retained Donnelly Penman to provide merger advisory services. As part of the engagement, Donnelly Penman was asked to assess the fairness to Middlefield stockholders, from a financial point of view, of the approximately $40.0 million consideration being paid.

Donnelly Penman is a regional investment banking firm headquartered in Grosse Point, Michigan. Donnelly Penman is continually engaged in the valuation of businesses and securities in mergers and acquisitions, in secondary distributions of securities, and in private placements, as well as valuations for going-private transactions, corporate, and other purposes.

Donnelly Penman representatives attended the July 27, 2016 meeting at which Middlefield’s board of directors evaluated and ultimately approved the Reorganization Agreement and proposed Merger. At this meeting Donnelly Penman reviewed the financial aspects of the proposed transaction and rendered an opinion that as of such date the approximately $40.0 million consideration being paid, including the cash and stock consideration payable to Liberty stockholders in exchange for their Liberty common stock, the approximately $3.0 million special dividend to be declared by Liberty before closing, and the cash payable in cancellation of Liberty’s outstanding options and phantom stock, was fair from a financial point of view to Middlefield stockholders.

The full text of Donnelly Penman’s written opinion is attached as Annex D to this joint proxy statement/prospectus. The following summary of the opinion is qualified in its entirety by reference to the full text of the opinion in Annex D. You should read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Donnelly Penman. Donnelly Penman’s opinion is necessarily based upon economic and market conditions and other circumstances as they existed and were evaluated on the date of the opinion.

Donnelly Penman’s opinion speaks only as of the date of the opinion. The opinion is directed to Middlefield’s Board of Directors and addresses only the fairness to Middlefield stockholders, from a financial point of view, of the consideration being paid. It does not address the underlying business decision to proceed with the Merger and does not constitute a recommendation to any stockholder about how the stockholder should vote regarding the Merger.

Donnelly Penman discussed current business operations, financial conditions and prospects of Middlefield and Liberty the management teams of Middlefield and Liberty, in addition to discussions with independent directors of Middlefield. The resources Donnelly Penman reviewed in the process of forming its fairness opinion also include but are not limited to the following:

•	the July 28, 2016 Reorganization Agreement and exhibits

•	public information of Middlefield, including audited financial statements and Form 10-Ks for the years ended December 31, 2015, 2014 and 2013, interim financial results for the six months ended June 30, 2016 and 2015 as disclosed in Form 10-Q, and the quarterly call reports of The Middlefield Banking Company for the periods March 31, 2016 and December 31, September 30, June 30, and March 31, 2015

•	the capital ownership structure of Middlefield, including information about Middlefield’s private offering of common stock in May and June of 2016

•	historical market prices and trading volume of Middlefield common stock

•	historical and forecasted financial information relating to earnings, dividends, assets, liabilities, and prospects of Middlefield furnished and deemed reasonable by Middlefield’s senior management

•	Middlefield senior management’s projected earnings estimates for fiscal years 2016 through 2018, which Donnelly Penman extrapolated into fiscal year 2020

•	nonpublic information about Liberty made available in the due diligence process, including Liberty’s audited financial statements for the years ended December 31, 2015, 2014, and 2013, as well as publicly available information, including Liberty’s quarterly call reports for quarters ended on June 30 and March 31, 2016 and December 31, September 30, June 30, and March 31, 2015

•	Liberty’s problem loan reports as of March 31 and June 30, 2016

•	Liberty senior management’s projected earnings estimates for fiscal years 2016 through 2018, which Donnelly Penman extrapolated into fiscal year 2020

•	valuation analyses of Middlefield that Donnelly Penman performed, including analysis of comparable transactions, a dividend discount model analysis on a standalone basis for Middlefield and on a pro forma basis including Liberty, and analysis of comparable public companies to Middlefield on a standalone and pro forma basis

•	a summary merger model of the pro forma impact of the transaction to Middlefield

•	a contribution analysis of Middlefield and Liberty to the combined entity as of June 30, 2016, and

•	other information, financial studies, analyses, investigations, and factors that Donnelly Penman deemed relevant

Donnelly Penman also discussed with Middlefield management past and current business operations, regulatory relations, financial condition, future prospects, and other matters. Donnelly Penman also discussed with Liberty management that bank’s business operations, regulatory relations, earnings results, and future prospects.

Donnelly Penman relied upon the accuracy and completeness of all financial and other information provided to it or publicly available, and did not assume responsibility for the accuracy, completeness, or reasonableness of or responsibility for verification of the information. Donnelly Penman did not make any independent evaluations, valuations, or appraisals of the assets or liabilities of Middlefield or Liberty, did not review individual credit files, and assumed that the aggregate allowances for credit losses relating to the loans of Middlefield and Liberty are and will continue to be adequate to cover losses. Donnelly Penman relied upon Middlefield management regarding the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) prepared by and provided by Middlefield management, and similarly relied on Liberty management regarding the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) prepared by and provided by Liberty management. Donnelly Penman assumed that the forecasts and projections of Middlefield management reflect management’s best currently available estimates and judgments and that the forecasts and projections will be realized in the amounts and in the time periods estimated and that they provide a reasonable basis for Donnelly Penman’s opinion. Likewise, Donnelly Penman assumed that the forecasts and projections of Liberty management reflect Liberty management’s best currently available estimates and judgments and that the forecasts and projections will be realized in the amounts and in the time periods estimated and that they provide a reasonable basis for Donnelly Penman’s opinion. The Middlefield and Liberty forecasts and projections were not prepared with the expectation of public disclosure. The projected financial information is based on numerous variables and assumptions that are inherently uncertain, including without limitation factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from projected results. Donnelly Penman relied on the projected information without independent verification or analysis. Donnelly Penman relied upon the assurance of Middlefield management and Liberty management that they were unaware of any facts that would make the information provided or available to Donnelly Penman incomplete or misleading.

The following is a summary of the material analyses presented by Donnelly Penman to the Middlefield’s board of directors on July 27, 2016. The Donnelly Penman opinion was not the only factor taken into consideration by Middlefield’s board of directors in the board’s decision to approve the Reorganization Agreement and the Merger. Consequently, the analyses described below were not determinative in the board’s decision. The summary is not a complete description of the analyses underlying the Donnelly Penman opinion or the presentation made by Donnelly Penman to Middlefield’s board of directors, but summarizes the material analyses performed and presented. The preparation of a fairness opinion is a complex analytic process. Donnelly Penman did not attribute any particular weight to any analysis or factor it considered, but rather made qualitative judgments about the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Donnelly Penman believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

The summary of Donnelly Penman’s analyses to follow includes a summary of its analysis of comparable transactions, analysis of a dividend discount model on a stand-alone basis for Middlefield (stand-alone meaning without taking the Merger into account) and on a pro forma, post-merger basis, analysis of tangible book value dilution and earnings accretion attributable to the Merger, analysis of comparable public companies to Middlefield on a stand-alone basis and pro forma basis, and finally a contribution analysis that considers the anticipated 18.7% pro forma outstanding shares of Middlefield common stock held by Liberty stockholders relative to the percentage contribution of Liberty assets, loans, deposits, and tangible common equity to the pro forma combined entity. Donnelly Penman made numerous assumptions regarding industry performance, business and economic conditions, and other matters, many of which are beyond the control of Middlefield and Liberty. Credit, financial, and stock markets can experience unusual volatility. No company or merger included in Donnelly Penman’s analysis is identical to Middlefield or Liberty and the comparable transactions considered by Donnelly Penman are not identical to the proposed Merger. Accordingly, Donnelly Penman’s analyses are not based solely on arithmetic calculations but instead involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant mergers and prospective buyer interests, as well as other factors that could affect the public trading markets of companies to which Middlefield is being compared. None of the analyses performed by Donnelly Penman was assigned a greater significance than any other.

Comparable Transaction Analysis. Donnelly Penman reviewed publicly available information related to comparable acquisitions of banks and bank holding companies as well as thrifts and thrift holding companies. The selection criteria were (1) transaction announcement after June 30, 2014, (2) total assets of acquired company between $100 and $300 million, (3) last twelve month (LTM) return on average assets (ROAA) of acquired company between 0.75% and 1.00%, and (4) nonperforming assets as a percent of total assets of acquired company less than 3.0%. Based on these criteria, Donnelly Penman identified 22 comparable acquisition transactions on a national level –

	Acquiring company	Acquired company
1)	Arbor Bancorp, Inc.	Birmingham Bloomfield Bancshares, Inc.
2)	Oakstar Bancshares, Inc.	Bank of Urbana
3)	Pinnacle Financial Corporation	Independent Bank of Georgia
4)	Nacogdoches Commercial Bancshares, Inc.	First National Bank of Emory
5)	Cascade Bancorp	Prime Pacific Financial Services
6)	Boscobel Bancorp, Inc.	Rural Bancshares of Wisconsin, Inc.
7)	Citizens Community Bancorp, Inc.	Community Bank of Northern Wisconsin
8)	Horizon Bancorp	Kosciusko Financial, Inc.
9)	County Bancshares, Inc.	First Live Oak Bancshares, Inc.
10)	Franklin Financial Network, Inc.	Civic Bank & Trust
11)	CVB Financial Corp.	County Commerce Bank
12)	Community Bank Holdings of Texas, Inc.	StarBanc Holding Company
13)	WSB Bancshares, Inc.	XIT Bancshares, Inc.
14)	Town and Country Financial Corporation	West Plains Investors, Inc.
15)	Glacier Bancorp, Inc.	Canon Bank Corporation
16)	Southern States Bancshares, Inc.	Columbus Community Bank
17)	Carolina Alliance Bank	PBSC Financial Corporation
18)	Hambac, Inc.	Kentucky Home Bancshares, Inc.
19)	Pacific Continental Corporation	Capital Pacific Bancorp
20)	Partnership Community Bancshares, Inc.	Partnership Bank
21)	Pilgrim Bancorporation	North Central Texas Bancshares, Inc.
22)	Community Bancshares, Inc.	Citizens Bank of Ashville, Ohio

Donnelly Penman considered the transaction price per share as a percent of the acquired company’s June 30, 2016 book value, as a percent of the acquired company’s tangible book value as of that date, as a multiple of the acquired company’s LTM earnings per share in the twelve-month period ended June 30, 2016, and as a percent of the acquired company’s June 30, 2016 core deposits, which generally consist of total deposits other than time deposits exceeding $100,000. For comparison purposes, Donnelly Penman calculated the total transaction price to be $40.6 million, or $42.28 per share, which is derived from an estimated $16,387,359 stock consideration to be issued in the Merger in exchange for 45% of Liberty’s 959,283 outstanding shares and an estimated $23,027,910 cash consideration. The cash component includes not only cash Merger consideration payable in exchange for Liberty common stock but also the $3.0 million special dividend and the approximately $1.1 million payable for cancellation of outstanding shares and phantom stock. As a percent of book value, tangible book value, LTM earnings per share, and core deposits, the $42.28 per share price is –

			comparable transactions – national
deal value relative to . . .	Middlefield/Liberty merger		minimum		25th percentile		median		75th percentile		maximum
book value	1.307	x	1.022	x	1.245	x	1.411	x	1.496	x	1.839	x
tangible book value	1.307	x	1.022	x	1.245	x	1.411	x	1.496	x	1.839	x
LTM EPS	19.12	x	12.33	x	17.87	x	19.58	x	22.18	x	25.51	x
core deposit premium	5.16%		0.36%		4.60%		6.10%		9.05%		17.77%

Of the 22 comparable acquisition transactions on a national level, nine are transactions of companies in the greater Midwest –

	Acquiring company	Acquired company
1)	Arbor Bancorp, Inc.	Birmingham Bloomfield Bancshares, Inc.
2)	Oakstar Bancshares, Inc.	Bank of Urbana
3)	Boscobel Bancorp, Inc.	Rural Bancshares of Wisconsin, Inc.
4)	Citizens Community Bancorp, Inc.	Community Bank of Northern Wisconsin
5)	Horizon Bancorp	Kosciusko Financial, Inc.
6)	Town and Country Financial Corporation	West Plains Investors, Inc.
7)	Hambac, Inc.	Kentucky Home Bancshares, Inc.
8)	Partnership Community Bancshares, Inc.	Partnership Bank
9)	Community Bancshares, Inc.	Citizens Bank of Ashville, Ohio

As a percent of book value, tangible book value, LTM earnings per share, and core deposits for this regional group, the $42.28 per share price is –

			comparable transactions – Midwest
deal value relative to . . .	Middlefield/Liberty merger		minimum		25th percentile		median		75th percentile		maximum
book value	1.307	x	1.022	x	1.148	x	1.409	x	1.413	x	1.839	x
tangible book value	1.307	x	1.022	x	1.148	x	1.409	x	1.413	x	1.839	x
LTM EPS	19.12	x	12.33	x	18.21	x	19.59	x	19.95	x	20.89	x
core deposit premium	5.16%		0.36%		3.42%		4.48%		6.29%		8.27%

None of the companies or 22 transactions used as a comparison in these analyses is identical to Liberty, Middlefield, or the Merger. Analysis of these results is not solely mathematical, but instead involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Dividend Discount Model Analysis. Donnelly Penman performed a discounted cash flow analysis of Middlefield on a stand-alone basis and on a pro forma, post-merger basis, estimating the value of a share of Middlefield common stock to be $34.56 on a stand-alone basis and $45.14 pro forma. These estimated values are the sum of two estimated values discounted back to the hypothetical December 31, 2016 merger date: (x) cash dividends for the five year period 2016 through 2020 and (y) residual or terminal value at the end of the five-year period. To determine present value, Donnelly Penman used a 13.00% discount rate.

Donnelly Penman’s estimate assumes Middlefield’s dividend remains constant at $1.08 annually both on a stand-alone basis and pro forma, post-merger. The per share values also assume Middlefield’s outstanding shares increase by 20,000 annually through Middlefield’s dividend reinvestment plan, with pro forma outstanding shares including the estimated 515,164 shares issuable to Liberty stockholders in the Merger. At a 13.00% discount rate, the present value of the five-year projected cash dividend income is $3.56 on a stand-alone and pro forma basis. For the estimated total $34.56 value of Middlefield on a stand-alone basis and $45.14 estimated pro forma value, the residual or terminal value at the end of the five-year period is derived by taking the average of a multiple of 1.40 times projected book value at the end of 2020 and 15.0 times projected 2020 net income, discounting that average value back to the December 31, 2016 hypothetical merger date at 13.0%. To derive the estimated stand-alone value, Donnelly Penman used Middlefield management’s forecasted figures for 2016 through 2018, extrapolating from that at 8.00% annual growth for the years 2019 and 2020. Likewise, to derive the estimated pro forma, post-merger value Donnelly Penman used Middlefield management’s and Liberty management’s forecasts for 2016 through 2018, extrapolating at 8.00% annual growth for the years 2019 and 2020. Net income assumes Middlefield’s effective tax rate is 22%. Because the projected allowance for loan losses at the end of 2018 is projected to exceed 1.25%, the pro forma estimate assumes no additional provision expense attributable to Liberty in the years 2017 and 2018, but earnings are based on a slower growth rate thereafter to anticipate provision expense in 2019 and 2020. For purposes of the pro forma estimate, Middlefield management estimates a 30% reduction of Liberty’s noninterest expense in 2017 and 35% thereafter.

Discounted cash flow present value analysis is a widely used valuation methodology, but it relies on numerous assumptions and estimates, including but not limited to asset and earnings growth rates, discount rates, and multiples of earnings or book value or both to derive residual or terminal values. The numeric per share result of the analysis is not the stock’s actual value or expected value. It is merely an estimate within a broad range of potential value estimates.

Tangible Book Value Dilution and Earnings Accretion. Donnelly Penman estimates that Middlefield’s tangible book value per share at December 31, 2016 would be $33.52 without taking the Merger into account, with 16.3% dilution, or $5.46 dilution per share, on a pro forma, post-merger basis at December 31, 2016. The Middlefield Banking Company’s pro forma Tier 1 leverage ratio would be 7.71%, with pro forma Total Risk-Based Capital of 10.89% and pro forma Tangible Common Equity as a percent of tangible assets at 8.32%. Donnelly Penman estimates that the dilution of tangible book value could be eliminated, or earned back, in a period ranging from three to four years, which is consistent with the 3.9 year median period to earn back tangible book value dilution in a group of nine recent acquisitions examined by Donnelly Penman. Those nine transactions were announced between July 2, 2013 and June 2, 2016, with the first three transactions not yet completed on the date of Donnelly Penman’s analysis in July 2016. The nine transactions involve acquired companies in Ohio, Indiana, Pennsylvania, and Michigan, with total deal values ranging from $30 million to $50 million –

	Acquiring company	Acquired company
1)	Prudential Bancorp, Inc.	Polonia Bancorp, Inc.
2)	DNB Financial Corporation	East River Bank
3)	CNB Financial Corporation	Lake National Bank
4)	NexTier Incorporated	Eureka Financial Corporation
5)	First Merchants Corporation	Community Bancshares, Inc.
6)	Peoples Bancorp Inc.	North Akron Savings Bank
7)	MainSource Financial Group, Inc.	MBT Bancorp
8)	Peoples Bancorp Inc.	Ohio Heritage Bancorp, Inc.
9)	Peoples Bancorp Inc.	Ohio Commerce Bank

Comparable Public Company Analysis. Donnelly Penman also analyzed a group of 20 publicly traded companies Donnelly Penman considers comparable to Middlefield on a stand-alone basis because of location, asset size, and return on average assets (ROAA). The companies are all located in the Midwest or the greater Midwest region, have total assets between $500 million and $1.0 billion, and have an ROAA between 0.75% and 1.25%. Taking their stock price as of July 22, 2016 and using publicly available data, Donnelly Penman determined that the companies’ price to book value, price to tangible book value, and price to LTM EPS (as of June 30, 2016) are –

	7/22/2016 price to 6/30/2016 book value	7/22/2016 price to 6/30/2016 tangible book value	7/22/2016 price to LTM EPS as of 6/30/2016
low	78.03%	80.94%	7.16x
median	99.48%	108.23%	10.82x
mean	101.00%	111.31%	11.16x
high	149.01%	166.16%	18.73x

Middlefield	96.90%	103.03%	9.27x

The 20 companies matching Donnelly Penman’s criteria are –

Blackhawk Bancorp, Inc.	BNCCORP, Inc.
Cortland Bancorp	Croghan Bancshares, Inc.
CSB Bancorp, Inc.	F.S. Bancorp
First Bankers Trustshares, Inc.	First Capital, Inc.
First Savings Financial Group, Inc.	Guaranty Federal Bancshares, Inc.
Heartland BancCorp	HMN Financial, Inc.
Kentucky Bancshares, Inc.	Landmark Bancorp, Inc.
NorthWest Indiana Bancorp	Ohio Valley BancCorp.
PSB Holdings, Inc.	SB Financial Group, Inc.
Southern Michigan Bancorp, Inc.	United Bancshares, Inc.

Donnelly Penman identified a similar group of 18 publicly traded companies that Donnelly Penman considers comparable to Middlefield on a pro forma, post-merger basis, based on an asset size range of $800 million to $1.5 billion, again limited to companies located in the greater Midwest and with ROAA between 0.75% and 1.25%. Taking their stock price as of July 22, 2016 and using publicly available data, Donnelly Penman determined that the companies’ price to book value, price to tangible book value, and price to LTM EPS (as of June 30, 2016) are –

	7/22/2016 price to 6/30/2016 book value	7/22/2016 price to 6/30/2016 tangible book value	7/22/2016 price to LTM EPS as of 6/30/2016
low	84.17%	85.72%	8.08x
median	112.49%	129.44%	12.78x
mean	119.01%	129.15%	12.58x
high	153.32%	163.77%	17.71x

Middlefield	96.90%	103.03%	9.27x

The 18 companies matching Donnelly Penman’s criteria for companies comparable to Middlefield on a pro forma basis are –

Ames National Corporation	Bank First National Corporation
Civista Bancshares Inc.	Farmers & Merchants Bancorp, Inc.
First Bankers Trustshares, Inc.	First Community Financial Partners, Inc.
Foresight Financial Group, Inc.	Independent Alliance Banks, Inc.
Kentucky Bancshares, Inc.	Landmark Bancorp, Inc.
LCNB Corp.	MBT Financial Corp.
Mutual First Financial, Inc.	NorthWest Indiana Bancorp
Ohio Valley BancCorp	Security National Corporation
Southern Missouri Bancorp, Inc.	Tri City Bankshares Corporation

Contribution Analysis. Assuming there are 515,164 shares of Middlefield common stock issued in the Merger to Liberty stockholders, Liberty stockholders will possess 18.7% of total pro forma shares outstanding but will contribute an average of 23.9% to the combined entity in terms of the entity’s total assets, total loans, total deposits, and tangible common equity as of June 30, 2016, and 2015 net income and last twelve months (as of June 30, 2016) net income –

	Liberty	Middlefield	percent contribution
(in $000s)			Liberty	Middlefield
total assets – June 30, 2016	222,570	760,108	22.6%	77.4%
total loans – June 30, 2016	181,479	579,716	23.8%	76.2%
total deposits – June 30, 2016	189,874	628,040	23.2%	76.8%
tangible common equity – June 30, 2016	31,024	72,966	29.8%	70.2%

2015 net income	1,791	6,865	20.7%	79.3%
LTM net income	2,122	7,145	22.9%	77.1%

average			23.9%	76.1%

The contribution analysis assumes there are 2,762,068 shares outstanding after the Merger. Accounting adjustments under ASC 805 (formerly FAS 141R) are not taken into account.

Relationships. Donnelly Penman & Partners acted exclusively for the Middlefield board of directors in rendering the opinion included as Annex D to this joint proxy statement/prospectus. Donnelly Penman will receive a fee from Middlefield for its services. Donnelly Penman has also acted as Middlefield’s advisor for the Merger transaction, and a portion of Donnelly Penman’s fee is contingent on the Merger’s successful completion. Middlefield agreed to pay Donnelly Penman a $40,000 fee for the fairness opinion, agreeing to pay an additional $5,000 for each fairness opinion update. Additionally, Middlefield paid Donnelly Penman an initial advisory fee of $12,500 at execution of the April 19, 2016 engagement letter agreement and an additional advisory fee of $12,500 after Liberty identified Middlefield as one of the bidders invited to submit final bids. The advisory fees will be credited against the success fee payable to Donnelly Penman at Merger closing. The total success fee is $250,000, including a nonrefundable $75,000 portion that Middlefield paid when the Reorganization Agreement was signed. Donnelly Penman will receive the remaining portion of the success fee when the Merger is completed ($150,000, after crediting of the advisory fees). Middlefield agreed to reimburse Donnelly Penman for up to $7,500 of reasonable and customary out-of-pocket expenses and disbursements, also agreeing to indemnify Donnelly Penman against liabilities incurred for its services. The initial term of the engagement agreement ends December 31, 2016.

Donnelly Penman has provided advisory services to Middlefield in the past, including a March 2015 engagement concerning a potential acquisition, which did not lead to an acquisition transaction but for which Middlefield paid Donnelly Penman a retainer fee, and an October 2015 engagement concerning another potential acquisition, which also did not lead to an acquisition transaction but for which Middlefield paid Donnelly Penman a retainer. Donnelly Penman has never been engaged by Liberty for any purpose.

Nonpublic Financial Projections Provided to Middlefield’s Financial Advisor

For a number of reasons, including the unpredictability of underlying assumptions and estimates, Middlefield does not routinely publicly disclose forecasts or internal projections of future performance, earnings, or other results. However, Donnelly Penman & Partners Inc. used financial projections provided by or reviewed with senior management of Middlefield for the purpose of preparing the financial analyses supporting Donnelly Penman’s fairness opinion, as described in this joint proxy statement/prospectus under the heading “– Opinion of Middlefield’s Financial Advisor.” A summary of these projections is included in this joint proxy statement/prospectus because the projections were used by Donnelly Penman.

When the financial projections were prepared, they represented the best estimates and judgments of Middlefield management about future financial performance. The financial projections summarized below were prepared in good faith, but financial projections are subjective in many respects and are susceptible to interpretation and periodic revision based on actual experience and recent developments. Accordingly, financial projections do not reliably predict future operating results. The financial projections were not prepared with the expectation of public disclosure or with the goal of complying with American Institute of Certified Public Accountants guidelines for prospective financial information or SEC guidelines regarding forward-looking statements. Although presented with numeric specificity, the financial projections reflect numerous estimates and assumptions that might not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of Middlefield. For these reasons and because of the uncertainties inherent in financial projections, Liberty stockholders and Middlefield stockholders should not unduly rely on these financial projections as predictions of future operating results.

The financial projections of Middlefield included in this joint proxy statement/prospectus were prepared by and are the responsibility of Middlefield management. Neither Middlefield’s independent registered public accounting firm nor any other independent accounting firm examined, compiled, or performed any procedures on these financial projections, and therefore express no opinion or any other form of assurance regarding the financial projections. Inclusion of the financial projections in this joint proxy statement/prospectus is not an admission or representation by Liberty or Middlefield that Liberty or Middlefield consider the financial projections to be material information.

All of the financial projections are forward-looking statements. The estimates and assumptions underlying the financial projections summarized below involve judgments regarding future economic, competitive, regulatory, and financial market conditions and future business decisions. The estimates and assumptions might not be realized and are inherently subject to significant business, economic, competitive, and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of Middlefield. In addition, these financial projections represent Middlefield’s evaluation at the time the projections were prepared of its future financial performance on a stand-alone basis, and without reference to the proposed merger or transaction-related costs or benefits. Accordingly, Middlefield gives no assurance that the projected results will be realized or that actual results will not differ materially from those presented in the financial projections. Inclusion of these financial projections should not be interpreted as a statement that Liberty or Middlefield considers this information a reliable prediction of future results, or that the projections would be the same if prepared by Middlefield as of the date of this document, and this information should not be unduly relied on for that purpose.

Middlefield provided to Donnelly Penman & Partners Inc. the following estimate of per share earnings for the period 2017 through 2020, both for Middlefield on a stand-alone basis and on a pro forma, post-merger basis:

	year ended December 31,
	2017	2018	2019	2020
EPS – stand-alone	3.16	3.57	3.82	4.09
EPS – pro forma	4.38	5.08	5.55	6.04

Regulatory Approvals Required

The Merger cannot be completed unless Middlefield and Liberty obtain regulatory approval. The Merger consists of two separate mergers: first a merger of Middlefield’s newly formed interim bank subsidiary into Liberty, followed immediately by the merger of Liberty into The Middlefield Banking Company. Accordingly, the Merger must be approved by the Office of the OCC, Liberty’s principal federal regulator, and by the FDIC, The Middlefield Banking Company’s principal federal regulator. The Ohio Division of Financial Institutions (ODFI) also has jurisdiction over the Merger, which is a third required regulatory approval of the Merger itself. Declaration by Liberty of the special dividend before closing is an integral part of the transactions to be carried out under the Reorganization Agreement, but that special dividend cannot be paid unless Liberty first obtains OCC approval. Similarly, The Middlefield Banking Company and Middlefield must obtain ODFI approval of the approximately $9.0 million dividend to be paid by The Middlefield Banking Company to Middlefield, which is one of Middlefield’s sources of funds for the cash portion of the Merger consideration. The other source is borrowing of approximately $12 million. Finally, Middlefield also must obtain approval from the ODFI for formation of the interim bank subsidiary and approval from the FDIC of deposit insurance for the interim bank subsidiary. All of these regulatory approvals are Merger closing conditions. By letter dated November 7, 2016 the OCC approved the merger application, subject to the condition that the merger be completed within six months. In an October 24, 2016 letter the OCC also approved Liberty Bank’s $3.0 million special dividend. By letter dated October 31, 2016 the FDIC also approved the merger application, also subject to the merger being completed within six months. In a separate October 31, 2016 letter the FDIC also approved the deposit insurance application of MBC Interim Bank, for the sole purpose of enabling MBC Interim Bank to merge into Liberty Bank. Middlefield anticipates that the ODFI will approve both the merger application and the special dividend payable by The Middlefield Banking Company, as well as formation of MBC Interim Bank.

Approval of a regulatory application merely implies satisfaction of regulatory criteria for approval, which does not include review of the adequacy or fairness of the Merger consideration to Liberty stockholders or Middlefield stockholders. Regulatory approvals do not constitute or imply any endorsement or recommendation of the Merger or the terms of the Reorganization Agreement.

Interests of Liberty’s Directors and Certain Executive Officers in the Merger

Officers and directors of Liberty have employment and other compensation agreements or economic interests that give them interests in the Merger that are somewhat different from or in addition to their interests as Liberty stockholders. These interests and agreements include –

•	two members of the Liberty board of directors will be appointed to Middlefield’s board of directors. These directors are President and CEO William A. Valerian and Thomas W. Bevan,

•	all outstanding stock options awarded by Liberty will be cancelled in exchange for cash equal to (x) the positive difference between $41.09 and the exercise price of the option, multiplied by (y) the number of shares of Liberty common stock acquirable by option exercise. There are also outstanding 2,000 phantom share awards made in 2013, including an award of 1,000 shares made on January 29, 2013 to President and CEO William A. Valerian’s son, who also is an officer of Liberty. The phantom share awards consist of the right to a cash payment equal to the positive difference between Liberty’s stock value on December 31, 2016 and the stock value on the award date, multiplied by the number of phantom shares awarded, with value being determined by Liberty’s board of directors. The total cash payment for cancellation of the options and phantom awards is estimated to be $161,931, of which $62,986 is payable to Liberty’s Chief Credit Officer, and $15,200 is payable to the CEO’s son. If Liberty option holders exercise stock options prior to the Merger closing, the resulting shares of Liberty stock will be converted into Merger consideration on the same terms as other outstanding Liberty stock instead of being cashed out as described in this paragraph.

•	Liberty’s President and CEO William A. Valerian and Chief Operating Officer and CFO Richard C. Ebner have employment agreements with Liberty. The employment agreements provide that they are entitled to a payment equal to 2.5 times salary when a change in control occurs, payable in equal installments over 30 months, plus a payment for the cost of life insurance, long-term disability, and medical benefits over those 30 months. The Merger will constitute a change in control under those employment agreements. Mr. Valerian’s total payments are estimated to be $929,502 and Mr. Ebner’s are estimated to be $716,900,

•	Certain Liberty officers will receive retention bonuses to remain with Liberty through consummation of the Merger,

•	The Reorganization Agreement provides that Middlefield will consult with Liberty about forming a Northeast Ohio Advisory Board, which would include some of Liberty’s current directors, and

•	the Reorganization Agreement preserves for six years the rights of Liberty’s officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

At Liberty’s request, when Middlefield’s board approved the Reorganization Agreement it also approved the potential issuance to Liberty CEO William A. Valerian and Liberty Director Thomas W. Bevan of Middlefield common stock in the Merger. This has the effect of exempting from the application of short-swing trading principles under section 16(b) of the Act their acquisition of Middlefield common stock in the Merger. Directors of an issuer that has equity securities registered under the Securities Exchange Act of 1934 are subject to short-swing trading restrictions. Messrs. Valerian and Bevan will be Middlefield directors after the Merger.

Each of Middlefield’s and Liberty’s board of directors was aware of these interests and considered them in approving the Reorganization Agreement and the transactions contemplated therein.

Material U.S. Federal Income Tax Consequences

The following summary reflects the opinion of Tucker Ellis LLP, legal counsel to Liberty, with respect to the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Liberty common stock. The summary is based upon the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not address any tax consequences of the Merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those U.S. holders of Liberty common stock that hold their Liberty common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Liberty common stock in light of their individual circumstances or to holders of Liberty common stock that are subject to special rules, such as non-U.S. holders (as defined below) (except to the extent discussed under the subheading “Tax Implications to Non-U.S. Stockholders” below); financial institutions; investors in pass-through entities; persons who are subject to alternative minimum tax; insurance companies; mutual funds; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting; persons that hold Liberty common stock as part of a straddle, hedge, constructive sale or conversion or other integrated transaction; regulated investment companies; real estate investment trusts; persons whose “functional currency” is not the U.S. dollar; and holders who acquired their shares of Liberty common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds Liberty common stock, the tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their own tax advisors about the tax consequences of the Merger to them.

Tucker Ellis LLP has delivered a legal opinion, dated September 26, 2016, and filed as an exhibit to the registration statement of which this joint proxy statement/prospectus is a part, to the effect that, subject to the exceptions, qualifications and limitations set forth therein, (i) the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) Liberty and Middlefield will each be a party to such reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Additionally, it is a condition to Liberty’s obligation to complete the Merger that Liberty receive an opinion from Tucker Ellis LLP, dated the closing date of the Merger, to that effect. [This condition is waivable, and Middlefield and Liberty undertake to recirculate and resolicit if this condition is waived and the change in tax consequences is material.] This opinion is and will be based upon representation letters provided by Middlefield and Liberty and upon customary factual assumptions. Neither Middlefield nor Liberty has sought, and neither of them will seek, any ruling from the Internal Revenue Service regarding any matters relating to the Reorganization Agreement, and the opinion described above will not be binding on the Internal Revenue Service or any court. Consequently, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the Merger could be adversely affected. The actual tax consequences to you of the Merger may be complex and will depend upon your specific situation and upon factors that are not within the control of Middlefield or Liberty. You should consult with your own tax advisor as to the tax consequences of the Merger in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.

The following discussion summarizes the material U.S. federal income tax consequences of the Merger to U.S. holders.

Tax Consequences of the Merger for U.S. holders of Liberty Common Stock. The U.S. federal income tax consequences of the Merger to a U.S. holder will depend on whether such U.S. holder receives cash, shares of Middlefield common stock or a combination of cash and stock in exchange for such U.S. holder’s Liberty common stock. At the time a Liberty stockholder makes a cash or stock election pursuant to the terms of the Reorganization Agreement, such stockholder will not know whether, and to what extent, the proration provisions of the Reorganization Agreement will alter the mix of consideration such stockholder will receive. As a result, the tax consequences to such stockholder will not be ascertainable with certainty until such stockholder knows the precise amount of cash and shares of Middlefield common stock that such stockholder will receive pursuant to the Merger.

Exchange of Liberty common stock solely for Middlefield common stock. Except as discussed below, see “-Cash in Lieu of Fractional Shares of Middlefield Common Stock,” a U.S. holder that exchanges all of its shares of Liberty common stock solely for shares of Middlefield common stock pursuant to the Merger will not recognize gain or loss in connection with such exchange. A U.S. holder’s aggregate tax basis in the Middlefield common stock received in the Merger in exchange for its Liberty common stock, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “-Cash in Lieu of Fractional Shares of Middlefield Common Stock,” generally will equal such U.S. holder’s aggregate tax basis in the Liberty common stock surrendered by such U.S. holder in the Merger. The holding period for the shares of Middlefield common stock received by such U.S. holder in the Merger in exchange for its Liberty common stock, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “-Cash in Lieu of Fractional Shares of Middlefield Common Stock,” generally will include the holding period for the shares of Liberty common stock exchanged therefor.

Exchange of Liberty common stock solely for cash. A U.S. holder who exchanges all of its shares of Liberty common stock solely for cash pursuant to the Merger generally will recognize capital gain or loss equal to the difference between the amount of cash received by such U.S. holder and the U.S. holder’s adjusted tax basis in the Liberty common stock exchanged therefor. Any capital gain or loss generally will be long-term capital gain or loss if the U.S. holder held the shares of Liberty common stock for more than one year at the effective time of the Merger.

Exchange of Liberty common stock for a combination of Middlefield common stock and cash. Except as discussed below, a U.S. holder who exchanges its shares of Liberty common stock for a combination of Middlefield common stock and cash pursuant to the Merger will recognize gain (but not loss) equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value of any Middlefield common stock received in the merger, over such U.S. holder’s adjusted tax basis in the shares of Liberty common stock surrendered by such U.S. holder in the Merger and (ii) the amount of cash received by such U.S. holder in the Merger (other than cash received in lieu of fractional shares of Middlefield common stock).

For purposes of this calculation, the fair market value of Middlefield common stock is based on the trading price of that stock on the date of the Merger, rather than the methodology used in calculating the number of shares of Middlefield common stock to be issued to the stockholder. In the case of any U.S. holder who acquired different blocks of Liberty common stock at different times and at different prices, any realized gain or loss will be determined separately for each identifiable block of shares exchanged in the Merger. A loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares, but a U.S. holder will generally be able to reduce its capital gains by capital losses in determining its income tax liability. Prior to voting on the Merger, any U.S. holder potentially in that circumstance should consult its tax advisor with regard to identifying the basis or holding periods of the particular shares of Middlefield common stock received in the Merger. In addition, Treasury Regulations under Section 358 of the Internal Revenue Code provide that where a stockholder surrenders shares of target stock in an exchange and receives cash and shares of acquirer stock, then, to the extent the terms of the exchange specify that shares of acquirer stock or cash are received in exchange for a particular share of target stock surrendered, the terms of the exchange shall control for the purpose of determining the gain to the extent the terms of the exchange are economically reasonable. Therefore, a U.S. holder might be permitted to calculate the amount of taxable gain separately for each share of Liberty common stock surrendered in the Merger based on the specific consideration received for such share. This result might be permitted if the stockholder designates, on the election form (and as specifically authorized by the Reorganization Agreement), specific shares of Liberty common stock to be exchanged for cash or to be exchanged for Middlefield common stock, as the case may be. Such a designation might result in less taxable gain to a U.S. holder even if the holder holds a single block of Liberty common stock with a uniform tax basis. However, it is unclear whether a designation described in this paragraph will be treated as satisfying the requirements of the Treasury Regulations, and whether the proration provisions of the Merger agreement may affect such designation, and, therefore, there can be no assurance that the IRS would not successfully challenge a U.S. holder that reports taxable gain on the basis of such a designation. U.S. holders therefore should consult with their tax advisors with respect to the advisability, including any benefits or risks, of making an express designation in their election form.

Generally, a U.S. holder’s aggregate tax basis in the Middlefield common stock received by that U.S. holder in the Merger in exchange for its Liberty common stock, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “-Cash in Lieu of Fractional Shares of Middlefield Common Stock,” will equal such U.S. holder’s aggregate tax basis in the Liberty common stock surrendered in the Merger, increased by the amount of taxable gain (or dividend income as described in the following paragraph, but not the special dividend addressed below in “-Treatment of the Special Dividend”), if any, recognized by such U.S. holder in the Merger (other than with respect to cash received in lieu of fractional shares of Middlefield common stock), and decreased by the amount of cash, if any, received by such U.S. holder in the Merger (other than cash received in lieu of fractional shares of Middlefield common stock). The holding period for the shares of Middlefield common stock received in the Merger, including any fractional shares deemed received by the U.S. holder under the treatment discussed below in “-Cash in Lieu of Fractional Shares of Middlefield Common Stock,” generally will include the holding period for the shares of Liberty common stock exchanged therefor.

Any capital gain generally will be long-term capital gain if the U.S. holder held the shares of Liberty common stock for more than one year at the effective time of the Merger. The deductibility of capital losses is subject to limitations. All or part of the gain that a particular U.S. holder of Liberty recognizes could be treated as dividend income rather than capital gain if (i) such U.S. holder is a significant stockholder of Middlefield or (ii)

such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in Middlefield after the Merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Middlefield common stock rather than a combination of cash and shares of Middlefield common stock in the Merger. This could happen, for example, because of ownership of additional shares of Middlefield common stock by such holder, ownership of shares of Middlefield common stock by a person related to such holder or a share repurchase by Middlefield from other holders of Middlefield common stock. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

Cash in Lieu of Fractional Shares of Middlefield Common Stock. A U.S. holder that receives cash instead of a fractional share of Middlefield common stock will be treated as having received the fractional share of Middlefield common stock pursuant to the Merger and then as having exchanged the fractional share of Middlefield common stock for cash in a redemption by Middlefield. In general, this deemed redemption will be treated as a sale or exchange, and a U.S. holder will recognize gain or loss equal to the difference between (i) the amount of cash received by such U.S. holder and (ii) the portion of the basis of the shares of Liberty common stock allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for the Liberty common stock exchanged by such U.S. Holder is greater than one year as of the effective time of the Merger.

Medicare Tax on Net Investment Income. A U.S. holder that is an individual is subject to a 3.8% tax on the lesser of (i) his or her “net investment income” for the relevant taxable year or (ii) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual’s U.S. federal income tax filing status). A similar regime applies to estates and trusts. Net investment income generally would include any capital gain incurred in connection with the Merger, as well as the special dividend addressed below in “-Treatment of the Special Dividend.”

Backup Withholding and Information Reporting. Payments of cash to a U.S. holder of Liberty common stock pursuant to the Merger may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%) unless the holder provides proof of an applicable exemption satisfactory to Middlefield and the exchange agent or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. The documents provided to Liberty stockholders to surrender their stock certificates for exchange in the Merger will provide an opportunity for the Liberty stockholder to provide required information. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder of Liberty common stock, as a result of having received Middlefield common stock in the Merger, will be required to retain records pertaining to the Merger. In addition, each U.S. holder of Liberty common stock that is a “significant holder” will be required to file a statement with that holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth that holder’s basis in the Liberty common stock surrendered and the fair market value of the Middlefield common stock and cash received in the Merger. A “significant holder” is a holder of Liberty common stock that, immediately before the Merger, owned at least 5% of the vote or value of the outstanding stock of Liberty or securities of Liberty with a basis for federal income taxes of at least $1 million.

Tax Implications to Non-U.S. Stockholders. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of Liberty common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder. The rules governing the U.S. federal income taxation of non-U.S. holders are complex, and no attempt will be made herein to provide more than a limited summary of those rules. Any gain a non-U.S. holder recognizes from the exchange of Liberty common stock for Middlefield common stock and cash in the Merger generally will not be subject to U.S. federal income taxation unless (a) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States, or (b) in the case of a non- U.S. holder who is an individual, such stockholder is present in the United States for 183 days or more in the taxable year of the sale and other conditions are met. Non-U.S. holders described in (a) above will be subject to tax on gain recognized at applicable U.S. federal income tax rates and, in addition, non-U.S. holders that are corporations (or treated as corporations for U.S. federal income tax purposes) may be subject to a branch profits tax equal to 30% (or a lesser rate under an applicable income tax treaty) on their effectively connected earnings and profits for the taxable year, which would include such gain. Non-U.S. holders described in (b) above will be subject to a flat 30% tax on any gain recognized, which may be offset by U.S. source capital losses.

Treatment of the Special Dividend. The special dividend contemplated by the Reorganization Agreement is not part of the Merger consideration and is not addressed by the discussion of the Merger consideration set out above. The special dividend will be taxable to U.S. holders who are individuals as ordinary income, taxable at preferential rates applicable to “qualified dividends;” and, as discussed above in “Medicare Tax on Net Investment Income,” will be treated as “net investment income” for such purposes. Although the special dividend is not part of the Merger consideration for the purposes of the discussion above of the exchange of Liberty common stock in the Merger, the special dividend must be considered in determining whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The potential amount of the special dividend has been calculated in a manner that enables Middlefield to acquire “substantially all” of the properties of Liberty within the meaning of Revenue Procedure 86-42, to be consistent with the treatment of the Merger as a “reorganization” as described in Section 368(a) of the Internal Revenue Code.

This discussion does not address tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the Merger. Tax matters are very complicated, and the tax consequences of the Merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign tax consequences of the Merger in light of your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws.

Accounting Treatment

The Merger will be accounted for under the acquisition method of accounting in accordance with generally accepted accounting principles in the United States. Under the acquisition method of accounting, the assets and liabilities of Liberty will be recorded and assumed at estimated fair values when the Merger is consummated. The excess of the estimated fair value of Middlefield common stock issued and the cash proceeds paid over the net fair values of the assets acquired, including identifiable intangible assets, and liabilities assumed will be recorded as goodwill and will not be deductible for income tax purposes. Goodwill is subject to an annual test for impairment and the amount impaired, if any, is charged as an expense at the time of impairment.

Resale of Middlefield Common Stock

Middlefield registered with the SEC under the Securities Act of 1933 the issuance of common stock to Liberty stockholders in the Merger. No restrictions on the sale or other transfer of Middlefield common stock issued in the Merger will be imposed solely as a result of the Merger, except for restrictions on the transfer of Middlefield common stock issued to any Liberty stockholder who becomes an affiliate of Middlefield for purposes of SEC Rule 144. The term affiliate is defined in Rule 144 and generally includes a company’s executive officers, directors, and stockholders beneficially owning 10% or more of the company’s outstanding shares.

THE REORGANIZATION AGREEMENT

Annex A is a complete copy of the Reorganization Agreement. We encourage you to read the Reorganization Agreement carefully. It is the principal legal document governing the Merger.

The Reorganization Agreement contains representations and warranties of Liberty and Middlefield. The assertions within those representations and warranties are qualified by information contained in confidential disclosure schedules the parties delivered to each other when they executed the Reorganization Agreement. In addition, some of the representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from the standard of materiality generally applicable to statements made by a corporation to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts as of any specified date. We urge you to read the full text of the Reorganization Agreement carefully.

Effects of the Merger

When Liberty merges into The Middlefield Banking Company, The Middlefield Banking Company will be the surviving company. The separate corporate existence of Liberty will cease and the articles of incorporation and code of regulations of The Middlefield Banking Company in effect immediately before the Merger will be the articles of incorporation and code of regulations of the surviving company. The directors and officers of The Middlefield Banking Company immediately before the Merger will be the directors and officers of the surviving company. Liberty stockholders receiving cash Merger consideration only will not participate in Middlefield’s future earnings and potential growth, but also will not bear the risk of loss for the surviving company’s business or the risk of decreases in the value of that business. Liberty stockholders receiving Middlefield common stock as Merger consideration will participate in the surviving company’s future earnings and potential growth through their ownership of stock, with all other rights associated with ownership of Middlefield common stock, such as the right to dividends and the right to vote at annual and special meetings.

Effective Time of the Merger

The Merger will occur on a date to be specified by Middlefield and Liberty within five days after all necessary closing conditions are satisfied unless otherwise agreed. The conditions include receipt of all stockholder approvals. The Merger will become effective as of the date specified in the certificate of Merger to be filed with the Ohio Secretary of State. As of the date of this joint proxy statement/prospectus, the parties expect that the Merger will be effective in the first quarter of 2017. However, Liberty and Middlefield cannot assure you that all necessary conditions to the Merger will be satisfied or when they will be satisfied.

If the Merger is not completed by May 30, 2017, the Reorganization Agreement may be terminated by Middlefield or by Liberty, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the Reorganization Agreement to perform or observe its covenants and agreements in the Reorganization Agreement. Either party may also terminate for uncured breaches of representations, warranties or covenants sufficient to cause a failure of a closing condition; for failure of the other party to obtain stockholder approval of the Merger; or in the event the Merger has not been completed by May 30, 2017. The parties may mutually agree to extend the May 30, 2017 deadline.

As part of the Merger transaction, MBC Interim Bank, a wholly owned interim bank subsidiary of Middlefield formed for the sole purpose of facilitating the Merger, will first merge into Liberty, with Liberty as the surviving company, followed immediately by Liberty’s merger into The Middlefield Banking Company.

Merger Consideration

When the Merger is completed, Liberty stockholders will receive from Middlefield a combination of cash and Middlefield common stock. Subject to allocation procedures in the Reorganization Agreement ensuring that approximately 45% of the outstanding Liberty common stock is converted into the right to receive Middlefield common stock and the remaining outstanding Liberty common stock is converted into the right to receive cash, at the effective time of the Merger Liberty common stock not owned by Middlefield will be converted into the right to receive either:

•	$37.96 in cash, or

•	1.1934 shares of Middlefield common stock

Liberty common stockholders may elect to receive cash, stock, or a mix of cash and stock, subject to adjustment such that 45% of the Liberty shares exchanged in the Merger are exchanged for Middlefield common stock.

It is not part of the Merger consideration, but the Reorganization Agreement also provides that Liberty will declare a special dividend to its stockholders before the Merger closing. The special dividend is currently estimated to be approximately $3.0 million in the aggregate, or $3.13 per share. Middlefield will not receive Merger consideration for its 23,218 Liberty shares but it will be entitled to the special dividend payment.

Liberty stockholders will own approximately 20% of the outstanding Middlefield common stock after the Merger.

Middlefield will not issue fractional shares. A holder of Liberty common stock who would otherwise be entitled to a fractional share (after taking into account all Liberty common stock owned by the holder at the effective time of the Merger) will instead receive cash, without interest, in an amount equal to the product of the fractional share to which the holder would otherwise be entitled multiplied by the volume-weighted average closing sale price of Middlefield common stock for the 30 trading days immediately before the effective time.

Once the Merger is complete, the Exchange Agent will mail to each holder of Liberty common stock transmittal materials and instructions for delivering share certificates to the Exchange Agent. American Stock Transfer & Trust Company, LLC will act as Exchange Agent. Liberty stockholders must use the letter of transmittal to exchange Liberty share certificates for Merger consideration. Do not send in share certificates with your proxy form.

Treatment of Liberty Stock Options

Liberty’s compensation arrangements for officers and employees include equity-based awards, including stock options and phantom awards. There are option awards outstanding for 13,572 shares, all of which are vested. At the effective time of the Merger each outstanding and unexercised option to purchase Liberty common stock will be cancelled in exchange for a cash payment equal to (x) the positive difference, if any, between $41.09 and the exercise price of the option, multiplied by (y) the number of shares of Liberty common stock acquirable by option exercise. There are also outstanding 2,000 phantom share awards made in 2013. The phantom share awards consist of the right to a cash payment equal to the positive difference between Liberty’s stock value on December 31, 2016 and the stock value on the award date, multiplied by the number of phantom shares awarded, with value being determined by Liberty’s board of directors. The total cash payment for cancellation of the options and phantom awards is estimated to be $161,931. The $41.09 figure is the sum of the $37.96 per share cash Merger consideration and the $3.13 per share special dividend.

Covenants and Agreements

Covenants Affecting the Conduct of Business Until the Merger Occurs. The Reorganization Agreement requires Liberty to conduct its business in the ordinary course in the period before the Merger occurs and to reasonably preserve intact its assets and business organization. Liberty is required by the Reorganization Agreement to grant Middlefield access to Liberty properties and non-confidential books and records, making internal financial information available to Middlefield as well and keeping Middlefield informed regarding Liberty’s operations as Middlefield may request. Liberty must keep Middlefield informed of material developments in its business or of any threatened litigation, meeting monthly with Middlefield personnel concerning Liberty’s operations and providing monthly reports about problem assets. Liberty will cooperate with Middlefield regarding integration of data processing and related electronic information systems. Liberty also must maintain commercially reasonable business insurance. Liberty must notify Middlefield of any stockholder litigation arising out of the Reorganization Agreement, giving Middlefield the opportunity to participate at its own expense in the defense or settlement of the litigation.

If all necessary bank regulatory approvals and stockholder approvals of the Reorganization Agreement and Merger are obtained, Liberty will declare, upon receipt of OCC approval, a special dividend payable in cash to Liberty stockholders at or before Merger closing. The amount of the special dividend is estimated to be approximately $3.0 million in the aggregate, or $3.13 per share, but under section 6.1(b) of the Reorganization Agreement, the amount can increase based on Liberty’s and Middlefield’s tax advisers’ mutual determination of the potential effect of the special dividend on the ability of Liberty’s tax counsel to render an opinion at closing that the Merger qualifies as a tax-free reorganization under Internal Revenue Code section 368(a). The Reorganization Agreement requires in section 6.1(c) that Liberty maintain Tier 1 capital of at least $28.3 million, after taking the special dividend into account but excluding the effect of identified expenses arising out of the Reorganization Agreement and Merger. For this purpose tier 1 capital is defined in OCC rules.

Liberty also agreed to a number of restrictions for the period until the Merger becomes effective, agreeing that without Middlefield’s advance consent Liberty will not –

(A) take any action that would prevent or impede the Mergers from qualifying as a reorganization under Section 368(a) of the Internal Revenue Code of 1986,

(B) change or waive any provision of Liberty’s articles of association or bylaws,

(C) issue any shares of Liberty common stock or right to acquire Liberty common stock, split, combine, or reclassify any shares of capital stock, declare, set aside, or pay a dividend, or redeem or acquire any shares of capital stock, except for shares issued upon exercise of outstanding rights, except for regular cash dividends in amounts and with payment and record dates consistent with past practice (provided that declaration and payment of the final Liberty dividend before the Effective Time is coordinated with Middlefield Banc Corp. so that holders of Liberty common stock do not receive dividends on both Liberty common stock and Middlefield Banc Corp. common stock for the same period), and except for the special dividend payable under the terms of the Reorganization Agreement,

(D) enter into, amend, or terminate a contract or agreement involving payments exceeding $25,000 over the life of the contract or agreement,

(E) apply to open a branch or automated teller facility or give notice of the intent to close a branch or automated teller facility,

(F) increase salary or wages, grant or agree to pay a bonus or severance or termination pay to, or enter into, renew, or amend an employment agreement, severance agreement, or supplemental executive agreement with, or increase the compensation or fringe benefits of, any director, officer, employee, or consultant except for (1) existing commitments, (2) bonuses, incentive payments, and salary adjustments in the ordinary course of business consistent with past practice, or (3) payments otherwise allowed by the Reorganization Agreement. Liberty will not hire or promote an employee to a rank having a title of vice president or other more senior rank or hire a new employee at an annual rate of compensation exceeding $40,000, but Liberty may hire at-will non-officer employees at an annual compensation rate not exceeding $30,000 to fill vacancies arising in the ordinary course of business. Liberty may not hire a new employee without first seeking to fill the position internally,

(G) enter into or modify a pension, retirement, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance, or other employee benefit, incentive, or welfare contract, plan, or arrangement, or any trust agreement for any director, officer, or employee, or make a contribution to a defined contribution or defined benefit plan not in the ordinary course of business or not consistent with past practice,

(H) merge or consolidate, sell or lease all or a substantial portion of Liberty’s assets or business, acquire all or a substantial portion of the business or assets of another entity other than in foreclosure, settlement in lieu of foreclosure, troubled loan or debt restructuring, or collection of a loan or credit arrangement, enter into a purchase and assumption transaction for deposits and liabilities, incur deposit liabilities other than liabilities incurred in the ordinary course of business consistent with past practice and consistent with prevailing competitive rates, permit the revocation or surrender by Liberty of its certificate of authority to maintain, or file an application for the relocation of, a branch office,

(I) except for transactions with the FHLB, subject an asset to a lien, pledge, security interest, or other encumbrance (excepting deposits, repurchase agreements, bankers acceptances, pledges in connection with acceptance of governmental deposits, transactions in “federal funds,” and satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice, or incur indebtedness for borrowed money or guarantee indebtedness, except in the ordinary course of business consistent with past practice,

(J) change its method, practice, or principle of accounting, except as may be required from time to time by GAAP (without optional early adoption) or regulatory accounting principles,

(K) waive, release, grant, or transfer any rights of value or modify or change existing indebtedness other than in the ordinary course of business consistent with past practice,

(L) increase its investment securities portfolio above the amount in the fiscal year 2016 budget,

(M) purchase any securities except securities rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service and having a duration of three years or less,

(N) except for existing unexpired commitments (other than unused portions of lines of credit) and except for the renewal of existing lines of credit, (x) make or acquire a new loan or other credit facility commitment (including loan participation, line of credit, or letter of credit) exceeding $1.5 million or (y) make or acquire a new loan or other credit facility commitment (including loan participation, line of credit, or letter of credit) in an amount that would result in a lending relationship to a borrower or an affiliated group of borrowers exceeding $1.5 million; but the proposed actions specified in (x) and (y) are permissible if Liberty gives written notice to Middlefield 48 hours in advance,

(O) enter into, renew, extend, or modify any other transaction (other than a deposit transaction) with a Liberty affiliate,

(P) enter into a futures contract, option, interest rate cap, interest rate floor, interest rate exchange agreement, or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest,

(Q) take any action that would create on the part of any individual a right to payment under the terms of an employment agreement, except for rights arising on account of this Reorganization Agreement,

(R) except as may be required by changes in applicable law or regulations, GAAP, regulatory accounting principles, or by a bank regulatory agency, make any change in policies in force regarding extension of credit or establishment of reserves for possible losses or charge-off of losses, investments, asset/liability management, or other banking policies,

(S) take any action that would accelerate the right to payment on the part of any individual under a Liberty benefit plan, except for acceleration occurring on account of this Reorganization Agreement,

(T) make capital expenditures exceeding $50,000 individually or $80,000 in the aggregate, other than for existing binding commitments,

(U) purchase or otherwise acquire or sell or otherwise dispose of any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies,

(V) except for existing commitments to sell a participation interest in a loan, sell a participation interest in a loan, other than sales of loans secured by one-to-four-family real estate consistent with past practice, without giving Middlefield the first opportunity and a reasonable time to purchase the participation being sold, or purchase a participation interest in a loan other than purchases of participation interests from Middlefield,

(W) except in the ordinary course of providing credit to customers as part of its banking business, undertake or enter into a lease, contract, or other commitment involving payment by Liberty of more than $35,000 annually or containing a financial commitment extending beyond 12 months from the date of the Reorganization Agreement,

(X) except in the ordinary course of business consistent with past practice and involving solely money damages of up to $40,000 individually or $100,000 in the aggregate and that does not create adverse precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, pay, discharge, settle, or compromise a claim, action, litigation, arbitration, or proceeding,

(Y) foreclose upon or take a deed or title to any commercial real estate without having a Phase I environmental assessment of the property conducted as of a reasonably current date and, if the Phase I environmental assessment of the property reveals the presence of Materials of Environmental Concern, providing notice to Middlefield before the final sale,

(Z) purchase or sell a mortgage loan servicing right other than in the ordinary course of business consistent with past practice,

(AA) make, renew, or modify any loan, loan commitment, or other extension of credit if the loan, loan commitment, or other extension of credit is (x) contractually past due 90 days or more in the payment of principal or interest, or (y) on nonaccrual status, or (z) as of June 30, 2016 classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” or “Watch list,”

(BB) except as required by law or for communications in the ordinary course of business consistent with past practice and not relating to the Mergers or other transactions under this Agreement, issue a broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) without first consulting with Middlefield and, if the communication has to do with post-Merger employment or benefit or compensation information, without first obtaining Middlefield’s consent, or issue a broadly distributed communication of a general nature to customers without first obtaining Middlefield’s approval,

(CC) make, change, or rescind a material election concerning taxes or tax returns, file an amended tax return, enter into a closing agreement regarding taxes, settle or compromise a material tax claim or assessment, or surrender a right to claim a refund of taxes or obtain a tax ruling, or

(DD) take any action that would (1) materially adversely affect the ability of the parties to obtain regulatory approval of the Merger or materially increase the time necessary to obtain regulatory approval, (2) materially adversely affect Liberty’s ability to perform its Reorganization Agreement covenants, or (3) result in a Liberty representation and warranty not being true and correct or result in any of the closing conditions not being satisfied.

Middlefield has also agreed to a limited set of restrictions on its business in the period before the Merger is completed. Specifically, Middlefield has agreed that in the period before the Merger is completed it and The Middlefield Banking Company will conduct business in the usual and ordinary course, will maintain commercially reasonable business insurance, and will not take any action that –

•	changes or waives a provision of its articles of incorporation or code of regulations in a way that is adverse to Liberty stockholders,

•	materially adversely affects the ability of the parties to obtain regulatory approval of the Merger or increases the time necessary to obtain approvals, or Middlefield’s or The Middlefield Banking Company’s ability to perform its Reorganization Agreement obligations, or results in a condition to closing not being satisfied, or

•	prevents the Merger from qualifying as a tax-free reorganization under Internal Revenue Code section 368(a)

Middlefield must deposit with the Exchange Agent before Merger closing cash and Middlefield common stock sufficient to pay the Merger consideration to Liberty stockholders. Until the Merger occurs Middlefield may not issue additional shares of common stock or rights to acquire stock except under Middlefield’s equity-based benefit plans or under Middlefield’s dividend reinvestment plan. Middlefield also is required to grant Liberty access to Middlefield properties and non-confidential books and records, making internal financial information available to Liberty as well. Middlefield is also obligated to maintain insurance, supplement its disclosures to Liberty, and seek consents necessary for closing.

Nasdaq Listing. Middlefield will cause the Middlefield common stock being issued in the Merger to be authorized for listing on Nasdaq, subject to official notice of issuance, before the Merger becomes effective.

Middlefield Board of Directors. Following the Merger, the Board of Directors of Middlefield will cause two current members of the Board of Directors of Liberty, William A. Valerian and Thomas W. Bevan, to be appointed to the Board of Directors of Middlefield.

Employee Matters. Liberty employees who become employees of Middlefield or The Middlefield Banking Company when the Merger is completed will participate in employee benefit plans of general applicability to the same extent as similarly-situated employees of Middlefield and The Middlefield Banking Company, and for vesting and eligibility purposes the former Liberty employees will be credited for their service as Liberty employees. Middlefield and The Middlefield Banking Company are not contractually committed to retaining Liberty employees but have agreed to retain as many Liberty officers and employees as is commercially reasonable and possible, agreeing also to consider Liberty personnel for any positions becoming open at Middlefield or The Middlefield Banking Company after the date of the Reorganization Agreement. Middlefield will honor employment, change-in-control severance, and split dollar insurance agreements of Liberty, but is not required to pay and will not pay any benefits that would constitute parachute payments under Internal Revenue Code sections 280G and 4999. Those provisions of the Internal Revenue Code impose a 20% excise tax on parachute payments in a change in control, denying to the employer a compensation deduction for the benefits constituting parachute payments. For Liberty employees whose service does not continue after the Merger or who are terminated without cause within one year after the Merger, Middlefield has agreed in the Reorganization Agreement to pay them cash severance equal to one week of base pay for each year of service, with a minimum of four weeks of base pay and a maximum of 26, and to make available career counseling and professional counseling. Middlefield also may pay retention or incentive bonuses to selected Liberty personnel whose service is critical to the Merger-related transition, such as data processing personnel.

Indemnification and Directors’ and Officers’ Insurance. For a period ending six years after the effective time of the Merger, Middlefield will indemnify and hold harmless, to the fullest extent provided under Liberty’s articles of association and bylaws, each present and former director and officer of Liberty and its subsidiaries from liabilities arising out of or pertaining to matters existing or occurring at or before the effective time of the Merger, including the transactions under the Reorganization Agreement. Middlefield has also agreed that for a period of six years after the Merger Middlefield will maintain directors’ and officers’ liability insurance coverage for actions, omissions, or events occurring before the effective time of the Merger, including the transactions under the Reorganization Agreement, and covering Liberty directors and officers on the July 28, 2016 date of the Reorganization Agreement. The insurance will be on terms and conditions substantially equivalent to Liberty’s directors’ and officers’ liability insurance coverage, but Middlefield is not required to incur annual premium expense greater than 150% of Liberty’s annual premium cost as of July 28, 2016. Instead of Middlefield’s continued maintenance of directors’ and officers’ liability insurance coverage, before the effective time of the Merger, Middlefield may purchase and pay for a tail policy for directors’ and officers’ liability insurance on the terms described in this paragraph, or Liberty may do so with Middlefield’s consent.

Regulatory Matters. Middlefield agreed to promptly prepare and file with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part. Liberty prepared the portion of this joint proxy statement/prospectus constituting the proxy statement of Liberty. Middlefield and Liberty agreed to use commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act of 1933 as promptly as practicable after such filing, and Middlefield and Liberty agreed to mail or deliver the joint proxy statement/prospectus to their respective stockholders. Middlefield also will use commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to complete the Merger. Middlefield and Liberty will cooperate with each other and use commercially reasonable efforts to promptly prepare and file all necessary documentation and obtain all permits, consents, approvals, and authorizations of all third parties and governmental entities that are necessary to complete the Merger. The Reorganization Agreement requires both Middlefield and Liberty to file for all necessary regulatory approvals. See “THE MERGER – Regulatory Approvals Required.”

Stockholder Approval. Both Middlefield and Liberty are required by the Reorganization Agreement to call and hold a meeting of stockholders to enable stockholders to consider and vote on the Reorganization Agreement and the Merger. Liberty’s board of directors also committed in the Reorganization Agreement to recommend that Liberty stockholders vote in favor of adopting and approving the Reorganization Agreement, committing also to ensure that any anti-takeover provisions of Liberty’s articles of association, bylaws, or applicable state law are made inapplicable to the Merger or to minimize the impact of any applicable antitakeover provisions. The board is permitted by the Reorganization Agreement to decline to recommend a vote in favor or to withdraw, modify, or change the recommendation to stockholders if, after consultation with financial and legal advisors, the board concludes that recommending a vote in favor of adoption and approval or failing to withdraw, modify, or change the recommendation would breach the directors’ fiduciary duties to stockholders.

No Solicitation. The Reorganization Agreement prohibits Liberty and its officers, directors, employees, representatives, affiliates, and agents from (x) initiating, soliciting, knowingly encouraging, or furnishing assistance or nonpublic information for an inquiry or the making of a proposal that constitutes or that may reasonably be expected to lead to an acquisition proposal, (y) discussing, negotiating, or making a proposal that constitutes or that may reasonably be expected to lead to an acquisition proposal, or (z) agreeing to or endorsing an acquisition proposal. For this purpose the term “acquisition proposal” means a proposal or offer (other than Middlefield’s) involving Liberty for (1) merger, consolidation, share exchange, business combination, or other similar transactions, (2) sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 25% or more of the assets of Liberty in a single transaction or series of transactions, or (3) a tender offer or exchange offer for 25% or more of the outstanding shares of Liberty common stock or the filing of a registration statement under the Securities Act of 1933 for the offer of shares in exchange for Liberty stock. Acquisition proposal also includes a publicly announced proposal, plan, or intention to do any of the foregoing or any agreement to engage in any of the foregoing. Liberty would not violate this obligation, however, if it furnishes information to and negotiates with a person making an acquisition proposal if two conditions are satisfied: (1) the acquisition proposal is not solicited by Liberty and (2) Liberty’s board concludes in good faith, after consulting with legal and financial advisors, that the unsolicited acquisition proposal is reasonably likely to result in a transaction more favorable to Liberty stockholders from a financial point of view than the Merger transaction under the Reorganization Agreement. A proposal satisfying both of those conditions is referred to as a “Superior Proposal.” Liberty must notify Middlefield within two business days after receiving inquiries, proposals, offers, or information requests.

Representations and Warranties

Liberty’s representations and warranties to Middlefield in the Reorganization Agreement concern the following topics and are qualified by the confidential disclosure schedules delivered to Middlefield:

•	corporate organization, good standing, corporate power, qualification to do business, and capitalization

•	authority to enter into the Reorganization Agreement and complete the Merger

•	absence of conflicts with governing documents, applicable laws, or contractual arrangements as a result of entering into the Reorganization Agreement or completing the Merger

•	required regulatory and third party consents necessary for the Merger

•	conformity with GAAP of Liberty’s financial statements and absence of undisclosed liabilities

•	compliance with tax reporting obligations and payment of taxes

•	absence of material events or circumstances since December 31, 2015 that have had or reasonably would be expected to have a material adverse effect on Liberty

•	absence of material contractual arrangements restricting Liberty’s business

•	absence of defaults under material contracts

•	absence of transactions outside the ordinary course of business since December 31, 2015

•	quality of Liberty’s ownership interest in properties used in its business

•	maintenance by Liberty of adequate insurance for the conduct of its business

•	absence of legal proceedings against Liberty or affecting Liberty’s assets, or challenging the Reorganization Agreement or the Merger or adversely affecting Liberty’s ability to complete the Merger

•	Liberty’s compliance with law generally, including but not limited to laws particularly affecting banking organizations

•	compliance by Liberty with laws affecting employee benefits

•	broker’s and finder’s fees related to the Merger payable by Liberty

•	compliance with applicable environmental laws

•	quality of Liberty’s loan portfolio and adequacy of the allowance for loan losses

•	absence of insider or affiliate transactions on preferential terms

•	absence of deposits treated under FDIC rules as brokered deposits

•	approval of the Reorganization Agreement by the board of directors

•	legal status of risk management securities such as swaps, options, forward contracts and similar arrangements

•	receipt by Liberty of a fairness opinion from Liberty’s financial advisor, Boenning

•	legal right to intellectual property

•	absence of labor disputes

•	absence of any material misstatements or omissions

•	quality of Liberty’s internal controls over financial reporting

•	status of Liberty’s insurance on the lives of officers or directors

Middlefield’s representations and warranties to Liberty in the Reorganization Agreement concern the following topics and are qualified by the confidential disclosure schedules delivered to Liberty:

•	corporate organization, good standing, corporate power, qualification to do business, and capitalization

•	authority to enter into the Reorganization Agreement and complete the Merger

•	absence of conflicts with governing documents, applicable laws, or contractual arrangements as a result of entering into the Reorganization Agreement or completing the Merger

•	required regulatory and third party consents necessary for the Merger

•	conformity with GAAP and SEC requirements of Middlefield’s financial statements filed with the SEC and absence of undisclosed liabilities

•	compliance with tax reporting obligations and payment of taxes

•	absence of material events or circumstances since December 31, 2015 that have had or would be expected to have a material adverse effect on Middlefield

•	absence of material contractual arrangements restricting Middlefield’s or The Middlefield Banking Company’s business

•	absence of defaults under material contracts

•	absence of material asset acquisitions or dispositions since December 31, 2015

•	quality of Middlefield’s ownership interest in properties used in its business

•	maintenance by Middlefield of adequate insurance for the conduct of its business

•	absence of legal proceedings against Middlefield or affecting Middlefield’s assets, or challenging the Reorganization Agreement or the Merger or adversely affecting Middlefield’s ability to complete the Merger

•	Middlefield’s compliance with law generally, including but not limited to laws particularly affecting banking organizations

•	compliance by Middlefield with laws affecting employee benefits

•	broker’s and finder’s fees related to the Merger payable by Middlefield

•	compliance with applicable environmental laws

•	quality of The Middlefield Banking Company’s loan portfolio and adequacy of the allowance for loan losses

•	absence of insider or affiliate transactions on preferential terms

•	approval of the Reorganization Agreement by the board of directors

•	legal status of risk management securities such as swaps, options, forward contracts and similar arrangements

•	legal right to intellectual property

•	absence of claims against The Middlefield Banking Company based on fiduciary duties

•	absence of labor disputes

•	absence of any material misstatements or omissions

•	quality of Middlefield’s internal controls over financial reporting

•	authorization and validity of the shares of Middlefield common stock to be issued in the Merger to Liberty stockholders

•	compliance by Middlefield with its SEC reporting obligations

•	receipt by Middlefield of a fairness opinion from Middlefield’s financial advisor, Donnelly Penman & Partners, Inc.

Many of the representations and warranties of Liberty and Middlefield are qualified regarding “materiality” or “material adverse effect.” For purposes of the Reorganization Agreement, a “material adverse effect” means an effect that is material and adverse to the financial condition, results of operations, or business of Middlefield and its subsidiaries taken as a whole, or of Liberty and its subsidiaries taken as a whole, or materially impairs the ability of either Liberty, on one hand, or Middlefield and The Middlefield Banking Company, on the other hand, to perform the obligations under the Reorganization Agreement or otherwise materially impedes consummation of the Merger, except that the following circumstances or events are excluded when determining whether a material adverse effect has occurred:

(1) the impact of (x) changes in laws, rules, or regulations affecting banks or their holding companies generally, or interpretations thereof by courts or governmental agencies, (y) changes in GAAP, or (z) changes in regulatory accounting requirements, in any case applicable to financial institutions or their holding companies generally and not specifically relating to Liberty, on one hand, or Middlefield or any Middlefield subsidiary, on the other hand,

(2) announcement of the Reorganization Agreement by press release mutually agreed to by Liberty and Middlefield or by Form 8-K filed by Middlefield,

(3) any act or omission of Liberty required under the Reorganization Agreement or taken or omitted to be taken with the express written permission of Middlefield,

(4) any act or omission of Middlefield or The Middlefield Banking Company required under the Reorganization Agreement or taken or omitted to be taken with the express written permission of Liberty,

(5) the direct effects of compliance with the Reorganization Agreement on the operating performance of the parties, including expenses incurred by the parties investigating, negotiating, documenting, effecting, and consummating the transactions under the Reorganization Agreement,

(6) any changes after the date of the Reorganization Agreement in general economic or capital market conditions affecting banks or their holding companies generally, and

(7) any changes in national or international political or social conditions, including engagement by the United States in hostilities, whether by the declaration of a national emergency or war, or the occurrence of a military attack upon or within the United States.

The representations and warranties in the Reorganization Agreement do not survive the effective time of the Merger and, as described below under “– Termination”, if the Reorganization Agreement is terminated there will be no liability under the representations and warranties of the parties or otherwise under the Reorganization Agreement unless a party knowingly breached the Reorganization Agreement.

The Reorganization Agreement representations and warranties of Middlefield and Liberty were made solely for purposes of that agreement and as of specific dates. The representations, warranties, and covenants in the Reorganization Agreement may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Reorganization Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. When reviewing the representations, warranties, and covenants contained in the Reorganization Agreement or summarized in this joint proxy statement/prospectus, it is important to bear in mind that the representations, warranties, and covenants and the summary are not intended by the parties to the Reorganization Agreement to be characterizations of the actual state of facts or condition of Middlefield, Liberty, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may have changed after the date of the Reorganization Agreement. For the foregoing reasons, the representations, warranties, and covenants or any summary of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements, and filings that Middlefield publicly files with the SEC. For more information regarding these documents, see the section entitled “Where You Can Find More Information” in the forepart of this document.

Conditions to the Merger

Conditions to Each Party’s Obligations. The obligations of Middlefield and Liberty to complete the Merger are subject to satisfaction of the following conditions:

•	adoption and approval of the Reorganization Agreement and the Merger by Liberty stockholders and by Middlefield stockholders,

•	absence of an order or injunction against consummation of the Merger,

•	receipt of all necessary regulatory approvals and expiration of any required waiting period, and absence of regulatory approval conditions that would have a material adverse effect on Middlefield or Liberty,

•	effectiveness of the Form S-4 registration statement of which this joint proxy statement/prospectus is a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose, and

•	authorization for Nasdaq listing of the Middlefield common stock to be issued in the Merger.

Conditions to Middlefield’s Obligations. Middlefield’s obligation to complete the Merger is subject to satisfaction of these additional conditions:

•	accuracy of Liberty’s representations and warranties in the Reorganization Agreement as of the date of the Reorganization Agreement and as of effective time of the Merger (other than representations and warranties that by their terms are made specifically as of the date of the Reorganization Agreement or another date), subject to applicable materiality qualifiers,

•	performance by Liberty in all material respects of its obligations under the Reorganization Agreement,

•	absence of an event or circumstance after the date of the Reorganization Agreement having a material adverse effect on Liberty’s financial condition, results of operations, or business,

•	absence of regulatory approval conditions that would have a material adverse effect on Middlefield, and

•	the landlord of Liberty’s Twinsburg location consents to The Middlefield Banking Company succeeding to Liberty’s interest as tenant.

Conditions to Liberty’s Obligations. Liberty’s obligation to complete the Merger is subject to satisfaction of these additional conditions:

•	accuracy of Middlefield’s and The Middlefield Banking Company’s representations and warranties in the Reorganization Agreement as of the date of the Reorganization Agreement and as of effective time of the Merger (other than representations and warranties that by their terms are made specifically as of the date of the Reorganization Agreement or another date), subject to applicable materiality qualifiers,

•	performance by Middlefield and The Middlefield Banking Company in all material respects of their obligations under the Reorganization Agreement,

•	absence of an event or circumstance after the date of the Reorganization Agreement having a material adverse effect on Middlefield’s or The Middlefield Banking Company’s financial condition, results of operations, or business,

•	receipt by Liberty of a legal opinion dated the closing date, stating that the Merger will qualify as a reorganization under Internal Revenue Code section 368(a),

•	deposit by Middlefield of the Merger consideration with the Exchange Agent, and

•	the landlord of Liberty’s Twinsburg location consenting to The Middlefield Banking Company succeeding to Liberty’s interest as tenant.

Termination; Termination Fee

The Reorganization Agreement may be terminated before the effective time of the Merger, whether before or after approval by Liberty stockholders and Middlefield stockholders:

•	by mutual written consent of Middlefield and Liberty,

•	by either Middlefield or Liberty if the other party breaches its covenants or representations and warranties and the breach is not cured within 30 days after written notice, or if by its nature the breach cannot be cured, provided the terminating party is not also in breach of its covenants or representations and warranties,

•	by either Middlefield or Liberty if the Merger does not occur by May 30, 2017 (or a later date the parties may agree to), unless the failure to close by that date is the result of the terminating party’s breach of covenants or representations and warranties in the Reorganization Agreement,

•	by Middlefield if the Liberty stockholders do not vote to approve the Reorganization Agreement,

•	by Liberty if the Middlefield stockholders do not vote to approve the Reorganization Agreement,

•	by either party if a required governmental approval is denied by final, non-appealable action, or if a governmental entity issues a final, non-appealable order, injunction, or ruling enjoining or otherwise prohibiting,

•	by Middlefield if Liberty becomes subject to a formal bank regulatory enforcement action,

•	by Middlefield if Liberty’s board fails to recommend to Liberty stockholders adoption and approval of the Reorganization Agreement or withdraws or adversely changes the recommendation in favor of the Reorganization Agreement, or if Liberty accepts a competing acquisition proposal,

•	by Liberty if its accepts a superior acquisition proposal, but Liberty’s termination right is conditioned on Liberty giving to Middlefield notice of the superior proposal and the opportunity to modify Middlefield’s merger proposal.

Liberty must pay a termination fee of $1.65 million to Middlefield if Middlefield terminates the Reorganization Agreement because Liberty’s board fails to recommend to Liberty stockholders adoption and approval of the Reorganization Agreement, or because Liberty’s board withdraws or adversely changes the recommendation in favor of the Reorganization Agreement, or because Liberty accepts a competing acquisition proposal. Liberty would also be required to pay the $1.65 million termination fee to Middlefield if Liberty terminates the Reorganization Agreement because it accepts a superior acquisition proposal. Finally, if a competing acquisition proposal is made to Liberty and thereafter Middlefield terminates the Reorganization Agreement because of a breach by Liberty or Middlefield or Liberty thereafter terminate the agreement because Liberty stockholders do not adopt and approve the Reorganization Agreement and Merger, Liberty will have to pay the $1.65 million termination fee to Middlefield if within one year after termination Liberty enters into a definitive agreement for a competing acquisition proposal.

Effect of Termination

If the Reorganization Agreement terminates, it will be deemed void, without any liability on the part of any of the parties, except in the case of a party’s willful breach of the Reorganization Agreement, and except for a potential termination fee payment by Liberty. Reorganization Agreement provisions for confidentiality of the parties’ information, the termination fee, and other technical provisions would remain effective despite termination of the Reorganization Agreement.

Amendments, Extensions and Waivers

Liberty and Middlefield may amend the Reorganization Agreement by action of their boards of directors, whether before or after stockholder approval of the Reorganization Agreement. If the amendment decreases the amount or value of Merger consideration or the form of the Merger consideration additional approval of Liberty stockholders would be necessary. At any time before effective time of the Merger a party may extend the time for performance of the other party’s obligations, waive inaccuracies in the other party’s representations and warranties, or waive compliance with agreements or conditions in the Reorganization Agreement.

Stock Market Listing

Middlefield common stock is listed on Nasdaq, trading under the symbol MBCN. Middlefield will apply to Nasdaq to list the additional common stock being issued in the Merger. It is a condition to both parties’ obligation to complete the Merger that Nasdaq approve Middlefield’s application, subject to official notice of issuance.

Fees and Expenses

Fees and expenses incurred by a party regarding the Merger, the Reorganization Agreement, and the transactions under the Reorganization Agreement will be paid by the party incurring the fees and expenses, regardless of whether the Merger is completed, but if the Reorganization Agreement is terminated because of a party’s willful and material breach, the breaching party is liable for damages and all costs and expenses.

COMPARISON OF LIBERTY AND MIDDLEFIELD STOCKHOLDER RIGHTS

The rights of Liberty stockholders who receive Middlefield common stock in the Merger will be governed by the Ohio General Corporation Law (OGCL) and by Middlefield’s Second Amended and Restated Articles of Incorporation and Code of Regulations. Their stockholder rights currently are determined by Liberty’s Amended and Restated Articles of Association and its By-Laws. Federal law authorizing national banking associations permits national banks to select the state law that will control corporate governance questions not specifically treated in the articles of association and bylaws. Liberty’s By-Laws state that the OGCL apply.

Although the rights of Middlefield stockholders and the rights of Liberty stockholders are similar, there are some differences between provisions of the Second Amended and Restated Articles of Incorporation of Middlefield and the Amended and Restated Articles of Association of Liberty, and differences between provisions of the Amended Code of Regulations of Middlefield and the By-Laws of Liberty. The following comparison of stockholder rights is not a complete description of all differences individual Liberty stockholders might consider important. The comparison is qualified in its entirety by reference to the OGCL and the governing corporate documents of Liberty and Middlefield.

	Liberty Bank, N.A.	Middlefield Banc Corp.
authorized capital	Liberty’s authorized capital stock consists of 2,500,000 shares of common stock, par value $10.00 per share; amendment of Liberty’s articles of association to increase authorized capital would require advance approval both of stockholders and of the OCC	Middlefield’s authorized capital consists of 10,000,000 shares of common stock, without par value; amendment of Middlefield’s articles of incorporation to increase authorized capital would require advance approval of stockholders only; bank regulatory approval is not necessary

preemptive rights (the right of stockholders to purchase shares to maintain their percentage ownership interest before a corporation may sell shares to the public)	Liberty stockholders do not have preemptive rights	Middlefield stockholders do not have preemptive rights

issuer stock repurchases	a national banking association generally must obtain advance approval of the OCC to repurchase shares, along with approval of two thirds of the shares outstanding	neither the OGCL nor Middlefield’s governing documents require advance regulatory approval and advance stockholder approval generally are not necessary for Middlefield to repurchase shares, but approval of the Federal Reserve potentially can be required in exceptional circumstances

dividends	stockholders are entitled to dividends when, as, and if declared by the board of directors, provided that such dividends are made in compliance with national banking law; OCC approval may be required in limited cases	stockholders are entitled to dividends when, as, and if declared by the board of directors, provided that such dividends are made in compliance with the OGCL

	Liberty Bank, N.A.	Middlefield Banc Corp.
amendment of governing documents (articles of incorporation or association and code of regulations or by-laws)	amendment of the articles of association requires approval of a majority of the outstanding shares	amendment of Middlefield’s articles of incorporation requires approval of a majority of the outstanding shares, but a two-thirds supermajority is necessary to amend the business combination provisions of Article Sixth

	Liberty’s by-laws may be altered, amended or repealed by a majority of the board of directors of Liberty or by the holders of at least a majority of the voting power of the outstanding voting shares of Liberty	amendment of Middlefield’s regulations requires approval of two-thirds of the outstanding shares, but a majority of the outstanding shares may amend the regulations if the amendment is first approved by a disinterested board majority

number of directors	a national banking association’s board of directors must consist of at least five but no more than 25 directors; within that range the board, subject to certain limitations, may increase its size without stockholder approval	Middlefield’s board size is not limited by law, but Middlefield’s regulations state that the authorized number of directors is a minimum of five and a maximum of 25; within that range the board may increase its size without stockholder approval

director terms	each elected director is elected for a term ending on the date of the following annual meeting of stockholders	directors serve staggered three-year terms, with the size of each of the three classes being as nearly equal as possible

director qualification and stock ownership	a majority of directors must be residents of Ohio or residents within a 100-mile radius of Liberty’s main office; each director must own Liberty stock with a market value of at least $1,000	Middlefield’s governing documents do not impose a residency requirement or a stock ownership requirement, but Middlefield’s Corporate Governance Guidelines state that within three years after election a director should own Middlefield common stock with a value of at least two times the director’s annual base compensation for service as a director of The Middlefield Banking Company, and three times compensation within six years after election

election of directors	directors are elected by plurality vote	directors are elected by plurality vote; directors can be elected at annual meetings only

	Liberty Bank, N.A.	Middlefield Banc Corp.
removal of directors	a director may be removed by the vote of a majority of the outstanding shares, subject to certain limitations	a director may be removed solely for cause by the vote of a majority of the outstanding shares

nomination of directors by stockholders	a stockholder seeking to nominate a director for election must submit the nomination to the Secretary of Liberty and the OCC not less than 14 days nor more than 50 days prior to the election meeting; provided, however, that if less than 21 days’ notice of the election meeting is given to stockholders, the nomination shall be mailed or delivered to the Secretary and the OCC not later than the 7th day following the day on which the notice was given	a stockholder seeking to nominate a director for election must submit detailed information specified in Article III, section 4 of Middlefield’s regulations, submitting the information during a 60-day period ending approximately 60 days before the proxy soliciting materials are mailed to stockholders

calling special meetings of stockholders	special meetings of stockholders may be called by the chairman of the board, the president, a vice president, or the board of directors; holders of record of 25% or more of the outstanding shares may call a special meeting if the meeting does not involve amendment of the articles of association or a change in control; holders of record of a majority of the outstanding shares may call a special meeting involving amendment of the articles of association or a change in control	special meetings of stockholders may be called by the board of directors, by the Chairman or President, or by holders of 25% or more of the outstanding shares

quorum for stockholder meetings	a quorum exists at a meeting if holders of a majority of the outstanding shares are represented	a quorum exists at a meeting if holders of a majority of the outstanding shares are represented

action of stockholders	at a meeting at which a quorum exists, on proposals other than election of directors the affirmative vote of a majority of the shares present and entitled to vote is sufficient to constitute action by stockholders, unless the National Bank Act and OCC regulations or Liberty’s governing documents impose a greater percentage approval requirement	at a meeting at which a quorum exists, on proposals other than election of directors approval of a majority of the votes cast, excluding abstentions, is sufficient to constitute action by stockholders, unless the OGCL or Middlefield’s governing documents impose a greater percentage approval requirement

	Liberty Bank, N.A.	Middlefield Banc Corp.
merger approval	under the National Bank Act, the merger of a national banking association requires approval of at least two thirds of outstanding shares, in addition to federal bank regulatory approval	in addition to bank regulatory approval required under federal law and Ohio law, the OGCL generally requires approval of two thirds of outstanding shares for approval of a merger; the OGCL allows a corporation’s articles of incorporation to impose the lower threshold of a mere majority, but Middlefield’s articles of incorporation do not allow approval of mergers by majority vote

cumulative voting for directors (multiplying each stockholder’s voting power by the number of directors standing for election and allowing stockholders to allocate all of their votes to one or more of the directors)	Liberty’s governing documents do not authorize cumulative voting	cumulative voting is not permitted

stockholder proposals for business to be conducted at a meeting	Liberty’s governing documents do not state procedures for proposal by stockholders of business to be acted upon at a meeting	a stockholder seeking to propose business for action by stockholders at a meeting must submit detailed information specified in Article I, section 8 of Middlefield’s regulations, submitting the information during a 60-day period ending approximately 60 days before the proxy soliciting materials are mailed to stockholders; stockholders also have the right under SEC Rule 14a-8 to submit proposals for inclusion in Middlefield’s annual meeting proxy statement

provisions specifically governing changes in control	Liberty’s governing documents contain no change-in-control provisions	Article Sixth of Middlefield’s Second Amended and Restated Articles of Incorporation requires disinterested majority approval for any business combination transaction involving a holder of 10% or more of Middlefield’s stock

INFORMATION ABOUT MIDDLEFIELD

Directors, Executive Officers, Compensation

Middlefield Directors. According to article III, section 2, of Middlefield’s regulations, the board may consist of no fewer than five and no more than 25 directors, the precise number being fixed or changed from time to time within that range by the board or by majority vote of shareholders acting at an annual meeting. Article III, section 2(b) of Middlefield’s regulations provides that if the number of directors (including vacancies) of Middlefield is six or more, the directors must be classified into at least two classes, as nearly equal in number as possible and consisting of no fewer than three directors in each class, designated Class I, Class II, and if there are nine or more directors, Class III. Our board currently consists of ten directors.

	Age	Director since	Current term expires	Biography
Thomas G. Caldwell	59	1997	2019	Mr. Caldwell is President and Chief Executive Officer of Middlefield, The Middlefield Banking Company, and EMORECO, Inc. Mr. Caldwell served as Vice President of Middlefield until October 2000, when he became President and CEO. Mr. Caldwell’s experience in the banking and financial services industry and significant leadership positions with Middlefield, The Middlefield Banking Company, and EMORECO, Inc. allow him to provide business and leadership expertise to the board.

James R. Heslop, II	62	2001	2018	Executive Vice President and Chief Operating Officer of The Middlefield Banking Company since 1996, Mr. Heslop became Executive Vice President and Chief Operating Officer of Middlefield on October 30, 2000. He became a director of the bank in July 1999 and a director of Middlefield on November 19, 2001. He is also the Vice President and Secretary and a director of EMORECO, Inc. From July 1993 until joining The Middlefield Banking Company in April 1996, Mr. Heslop was a Director, President, and Chief Executive Officer of First County Bank in Chardon, Ohio, an institution with total assets exceeding $40 million. First County Bank was an affiliate of FNB Corporation of Hermitage, Pennsylvania. Mr. Heslop earned a B.S. in Business Administration from Wheeling College, an M.B.A. from Tiffin University, and is a graduate of the Graduate School of Banking at the University of Wisconsin-Madison. Mr. Heslop’s education, experience in the banking and financial services industry, and significant leadership positions with Middlefield, The Middlefield Banking Company, and EMORECO, Inc. allow him to provide business and leadership expertise to the board.

Eric W. Hummel	71	2011	2017	Mr. Hummel is President of Hummel Construction, Ravenna, Ohio, a position he has held since 1971. Mr. Hummel attended the Kent State University School of Architecture and the University of Wisconsin College of Engineering. He has been a member of the Portage Foundation Board of Trustees, Kent State University Architecture School Foundation, and Leadership Portage County Board. Mr. Hummel’s extensive business management experience allows him to provide business and leadership expertise to the board.

	Age	Director since	Current term expires	Biography
Kenneth E. Jones	68	2008	2017	A self-employed financial consultant and advisor, Mr. Jones earned a B.S. in Nuclear Engineering from the University of Virginia in 1970 and an M.B.A. from the University of Virginia in 1972. He is also licensed in Ohio as a CPA (inactive). Mr. Jones is a former director of Applied Innovation, Inc. of Dublin, Ohio (NASDAQ), and served as Chairman of its Audit Committee. He has served as the elected fiscal officer of Jefferson Township, Franklin County, Ohio since May 2004. Mr. Jones’ financial and business experience and his service as a director of Middlefield since 2008 allow him to provide business and leadership expertise to the board.

Darryl E. Mast	66	2013	2019	Darryl Mast is part of the Hattie Larlham organization, a non-profit organization dedicated to improving the lives of children and adults with developmental disabilities. Mr. Mast currently serves as Chief Operations Officer for Hattie Larlham Care Group and Hattie Larlham Foundation, with responsibility for IT and phone systems, facilities, vehicle fleet, housing development, as well as the accounting, finance, and human resource departments. Mr. Mast previously was a Senior Vice President at Second National Bank of Warren and an executive officer of its holding company, Second Bancorp Inc., with responsibility for 33 retail banking centers, private banking, consumer lending, call center, web site, and on-line banking. He also served on the Asset/Liability and other committees. While at Second National Bank Mr. Mast also served as President of the Hattie Larlham Foundation and as Treasurer of the Hattie Larlham Care Group. He has served on various Hattie Larlham boards since 1996. Mr. Mast has served as President of the Rotary Club of Warren and has been involved with numerous community-based organizations, including the Advisory Board of Kent State University’s Trumbull Campus, the Warren Area Chamber of Commerce Economic Development Foundation, and the Wooster Area Chamber of Commerce. Mr. Mast has attended Miami University in Oxford, Ohio and the Graduate School of Banking at the University of Wisconsin. Mr. Mast’s banking experience, his demonstrated leadership ability, and his community involvement add important business and leadership expertise to the board.

James J. McCaskey	53	2004	2017	Mr. McCaskey is the President of McCaskey Landscape & Design, LLC, a design-build landscape development company. Mr. McCaskey is also a past member of the Board of Directors and past President of the Ohio Landscape Association. Previously, he was Vice President of Sales for the Pattie Group, also a design-build landscape development company, with which he had been employed for seventeen years. Mr. McCaskey also serves on the Advisory Board of Kent State University (Geauga), was President of the Chardon Rotary for the term July 2014 through June 2015, and beginning January 2, 2014 serves as Munson Township Trustee. Mr. McCaskey earned a Bachelor’s

	Age	Director since	Current term expires	Biography
				Degree in Agricultural Production and a Bachelor’s Degree in Biology from Wilmington College in 1985. Mr. McCaskey’s extensive business management experience, community involvement, and service as a director of Middlefield since 2004 allow him to provide business and leadership expertise to the board.

Clayton W. Rose III	64	2016	2018	Mr. Rose is an Executive Principal in the Dublin, Ohio office of Rea & Associates Inc. CPA’s. He is a licensed CPA. Rea & Associates is a regional public accounting firm with eleven offices in the state of Ohio. Mr. Rose earned a B.S. from The Ohio State University in 1974. He is active in the Dublin community with involvement in Kiwanis, the Dublin Convention and Visitors Bureau, the Dublin Irish Festival, and the Ohio State University Alumni Society. Mr. Rose was a director of Emerald Bank when it merged into The Middlefield Banking Company on January 20, 2014. He became a director of The Middlefield Banking Company shortly after the January 2014 merger. Mr. Rose’s business and accounting experience allow him to provide accounting and financial management expertise to the board.

William J. Skidmore	60	2007	2019	Mr. Skidmore is Northeast Ohio Senior District Manager of Waste Management and has held progressively responsible positions with Waste Management and a predecessor company since 1978. He previously served on the Board of Directors of both First County Bank in Chardon, Ohio, and of Metropolitan National Bank in Youngstown, Ohio. He is a member and was the past President of the Chardon Rotary, a former President of the Chardon Chamber of Commerce, a former member of the business advisory committee of Kent State University (Geauga), and a past representative to the board of the National Solid Waste Management Association in Washington, D. C. Mr. Skidmore earned a Bachelor’s Degree in Sales and Marketing from Bowling Green State University in 1978. Mr. Skidmore’s business management and banking experience in the northeast Ohio market allow him to provide business and leadership expertise to the board.

Robert W. Toth	71	2009	2018	Mr. Toth retired in 2007 as the President of Gold Key Processing, Ltd., headquartered in Middlefield, Ohio. Mr. Toth is a graduate of Ohio University, with a B.B.A. in accounting. Prior to joining Gold Key, he was Vice President – Finance and Administration for Burton Rubber Processing, Inc. Having begun his career with Amsted Industries in Chicago, Illinois, Mr. Toth has held progressively responsible positions with Warner and Swasey Co. and Missouri Portland Cement Co. He has a long record of community service and currently sits on the Board of the Geauga County Library Foundation. Mr. Toth’s extensive business management and community service experience allow him to provide business and leadership expertise to the board.

	Age	Director since	Current term expires	Biography
Carolyn J. Turk	60	2004	2019	Ms. Turk is the Controller of Molded Fiber Glass Companies and is a licensed CPA. Located in Ashtabula, Ohio, Molded Fiber Glass Companies is a manufacturer of reinforced fiber glass products, with 14 entities in the U.S. and Mexico. Ms. Turk earned a B.S. in Accountancy from Youngstown State University in 1984. She has a long record of community service and currently sits on the Board of Country Neighbor Program, Inc. and the Ashtabula Foundation. Ms. Turk’s business and accounting experience allow her to provide accounting and financial management expertise to the board.

Director Compensation. The following table shows the compensation paid to nonemployee directors for their service in 2015, including their service on our board, on the board of The Middlefield Banking Company, and on board committees of Middlefield and The Middlefield Banking Company. The compensation of Directors Caldwell and Heslop is included in the Summary Compensation Table. Director Rose was not a director in 2015.

	($) Fees Earned or Paid in Cash	($) Stock Awards *	($) Option Awards	($) Non-Equity Incentive Plan Compensation	($) Nonqualified Deferred Compensation Earnings	($) All Other Compensation	($) Total
Eric W. Hummel	40,200	2,048	0	n/a	n/a	0	42,248
Kenneth E. Jones	45,800	2,048	0	n/a	n/a	0	47,848
Darryl E. Mast	43,750	2,048	0	n/a	n/a	0	45,798
James J. McCaskey	39,350	2,048	0	n/a	n/a	0	41,398
William J. Skidmore	47,850	2,048	0	n/a	n/a	0	49,898
Robert W. Toth	43,750	2,048	0	n/a	n/a	0	45,798
Carolyn J. Turk	54,600	2,048	0	n/a	n/a	0	56,648

*	Each nonemployee director was awarded 65 fully vested shares on August 10, 2015. The price of our stock on that date was $31.50.

Middlefield directors receive compensation of $750 for each board and committee meeting attended. Middlefield’s Chairman of the Board receives additional annual compensation of $4,000. The Middlefield Banking Company directors receive compensation of $1,800 per month less $100 for each meeting not attended in a particular month. The Middlefield Banking Company directors also receive $500 in committee fees for each meeting attended. The 2015 compensation of Director Jones includes $2,700 for his service on our Central Ohio Regional Advisory Board. Directors of EMORECO, Inc. receive no compensation for board service.

At the 2001 annual meeting shareholders approved the form and use of indemnification agreements for directors. The indemnification agreements allow directors to select the most favorable indemnification rights provided under (1) Middlefield’s Second Amended and Restated Articles of Incorporation or Regulations in effect on the date of the indemnification agreement or on the date expenses are incurred, (2) state law in effect on the date of the indemnification agreement or on the date expenses are incurred, (3) any liability insurance policy in effect when a claim is made against the director or on the date expenses are incurred, and (4) any other indemnification arrangement otherwise available. The agreements cover all fees, expenses, judgments, fines, penalties, and settlement amounts paid in any matter relating to the director’s role as a Middlefield director, officer, employee, agent, or when serving as Middlefield’s representative with respect to another entity. Each indemnification agreement provides for the prompt advancement of all expenses incurred in connection with any proceeding subject to the director’s obligation to repay those advances if it is determined later that the director is not entitled to indemnification.

Executive Officers Who Do Not Also Serve as Directors. There are no family relationships among any of Middlefield’s directors or executive officers. Executive officers who do not also serve as directors are –

	Age	Principal Occupation in the Last 5 Years
David G. Dalessandro	60	Mr. Dalessandro is Senior Vice President/Chief Credit Officer for The Middlefield Banking Company. Prior to joining the bank in July 2014, he was Senior Vice President and Director of Credit Audit with PNC Financial Services group. Mr. Dalessandro has also served as an Examiner with the Federal Reserve Bank of Cleveland. He is a graduate of Pennsylvania State University with a B.S. degree in Accounting and Youngstown State University with an Executive M.B.A. Mr. Dalessandro is also a Certified Public Accountant (inactive).

Courtney M. Erminio	34	Serving as Vice President – Risk Officer, Ms. Erminio joined The Middlefield Banking Company in June 2010. Prior thereto, she was on the internal audit staff of Crowe Horwath LLP. Ms. Erminio is a graduate of the University of Akron, holding a B.S. degree in Business Administration/Finance.

Teresa M. Hetrick	53	Ms. Hetrick is Senior Vice President – Operations/Administration. Ms. Hetrick served as Vice President and Secretary of First County Bank in Chardon, Ohio before joining The Middlefield Banking Company in December 1996.

Eric P. Hollinger	55	Mr. Hollinger is the Senior Vice President/Senior Lender for The Middlefield Banking Company. Prior to joining the bank in 2013, he was a Senior Vice President/Commercial Lender for FirstMerit Bank. Mr. Hollinger holds a B.S. degree in Business Administration/Marketing from Bowling Green State University and an M.B.A. from Case Western Reserve University.

Charles O. Moore	54	Mr. Moore joined The Middlefield Banking Company in January 2016 as President – Central Ohio Region. With over 25 years of banking experience, most recently Mr. Moore served as Executive Vice President, Chief Risk and Consumer Lending Officer, of Delaware County Bank in Delaware, Ohio. He has also served as President of Regency Finance Company, a subsidiary of F.N.B. Corporation, and as an executive with U.S. Bank and Banc One. He is a veteran of the U.S. Marine Corps and the U.S. Army National Guard. He is a graduate of Ohio Dominican College and the University of the State of New York. Mr. Moore was formerly the Deputy Superintendent of Consumer Finance and Consumer Affairs for the State of Ohio Division of Financial Institutions. He is currently on the boards of the Ohio Mortgage Bankers Association, the Ohio Dominican College Patriots and Finance curriculum, the Central Ohio Symphony Orchestra, and the Delaware County United Way.

Donald L. Stacy	63	Mr. Stacy joined The Middlefield Banking Company in August 1999 and serves as its Senior Vice President and Chief Financial Officer. Mr. Stacy also is a director, Vice President, and Treasurer of EMORECO, Inc. On October 30, 2000, he was appointed as the Treasurer and Chief Financial Officer of Middlefield. He previously served for 20 years with Security Dollar Bank and Security Financial Corp. in Niles, Ohio, where he was Senior Vice President and Treasurer.

Alfred F. Thompson, Jr.	57	Mr. Thompson is The Middlefield Banking Company’s Vice President/Loan Administration and a director and Vice President of EMORECO, Inc. Mr. Thompson has been with The Middlefield Banking Company since March 1996. He was promoted from loan officer to Assistant Vice President in 1997, and promoted again to his current position in 1998. Before joining The Middlefield Banking Company, Mr. Thompson served as Loan Officer in the Small Business Group of National City Bank, Northeast.

Executive Compensation. The majority of the compensation of executive officers is paid by The Middlefield Banking Company, but compensation shown in the table is aggregate compensation paid by Middlefield, The Middlefield Banking Company, and Emerald Bank. No compensation is paid by EMORECO, Inc. Emerald Bank merged into The Middlefield Banking Company on January 20, 2014.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (3)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (4)	Total ($)
Thomas G. Caldwell President and Chief Executive Officer	2015	303,196	0	0	(5)	0	81,837	0	42,810	427,843
	2014	292,081	0	0		0	63,120	0	45,465	400,666

James R. Heslop, II Executive Vice President and Chief Operating Officer	2015	240,161	0	0	(5)	0	42,142	0	33,125	315,427
	2014	230,977	0	0		0	32,498	0	35,167	298,641

Donald L. Stacy Chief Financial Officer and Treasurer	2015	166,378	0	0	(5)	0	33,197	0	25,926	225,501
	2014	159,910	0	0		0	25,600	0	27,548	213,057

(1)	Includes salary deferred at the election of the executive under The Middlefield Banking Company’s 401(k) retirement plan. Also includes fees for service as a director. Mr. Caldwell’s director fees were $29,750 in 2015 and $28,350 in 2014. Mr. Heslop’s director fees were $29,000 in 2015 and $28,350 in 2014.
(2)	Bonus amounts are attributable to performance in the year shown but are paid in the first quarter of the following year.
(3)	The 2015 cash incentive payments under The Middlefield Banking Company’s Annual Incentive Plan were made on March 4, 2016, based on financial performance and the executives’ performance in 2015, and the 2014 cash incentive payments were made in February of 2015, based on financial performance and the executives’ performance in 2014.
(4)	The figures in the All Other Compensation column are the sum of matching contributions under The Middlefield Banking Company’s 401(k) plan and contributions and interest earnings credited by The Middlefield Banking Company for each executive under the executive deferred compensation agreements. The bank made contributions of $8,196 to the 401(k) plan account of Mr. Caldwell in 2015, $6,329 to the account of Mr. Heslop, and $4,986 to the account of Mr. Stacy. The 2015 contributions and interest earnings for the executive deferred compensation agreements were contributions of $27,352 and interest earnings of $7,262 for Mr. Caldwell, contributions of $21,124 and interest earnings of $5,672 for Mr. Heslop, and contributions of $16,640 and interest earnings of $4,300 for Mr. Stacy.
(5)	Messrs. Caldwell, Heslop, and Stacy received conditional stock awards on June 22, 2015. The number of shares awarded was 814 shares to Mr. Caldwell, 628 shares to Mr. Heslop, and 495 shares to Mr. Stacy. To become vested in and entitled to that number of shares, two conditions must be satisfied. The first condition is the executive must maintain continuous service with Middlefield for three years, although this condition will be waived in the case of death or disability or a change in control occurring in the three-year period. The second condition is the average annual return of Middlefield stock for the years 2015, 2016, and 2017 must be at least 8.00%. For this purpose annual return is the sum of annual dividends and the excess of the closing stock price on the final trading day of the year over the closing price on the final trading day of the preceding year, divided by the closing stock price on the final trading day of the preceding year. The three-year average of the annual returns for 2015, 2016, and 2017 will determine whether the 8.00% goal is satisfied. If the 8.00% goal is not satisfied but the average annual return is positive, the recipient will become the owner of and entitled to a portion of the conditional stock award, forfeiting the remainder. The portion that will be issued to the recipient is the percentage of the total award equal to the percentage achievement of the 8.00% goal. If the average annual return is negative, the entire award is forfeited, unless the Compensation Committee waives the performance condition. If average annual return exceeds 8.00%, the nominal amount of the conditional stock award will increase, up to a maximum of 125% of the nominal award, increasing based on the percentage excess of actual average return over the 8.00% goal. Accordingly, the maximum potential conditional stock award total for Mr. Caldwell is 1,018 shares, for Mr. Heslop 785 shares, and for Mr. Stacy 619 shares. The terms of the award and a copy of the form of conditional award agreement are included in the Form 8-K Current Report filed by Middlefield with the SEC on June 24, 2015. The closing stock price on December 31, 2014 was $33.61. The closing stock price on December 31, 2015 was $32.40, and dividends per share for 2015 were $1.07. Based on this, the return for 2015 was negative, or (0.42)%, but the award nevertheless be earned in full if the average annual return at the end of 2017 is at least 8.00%. Middlefield determined that the stock awards had no fair value on the award date for accounting purposes, and as a result no compensation expense was recognized for the awards in 2015.

Perquisites and other personal benefits provided to each of the named executive officers in 2015 and 2014 had a value of less than $10,000. The value of insurance on the lives of the named executive officers is not included in the Summary Compensation Table because the executives have no interest in the policies. However, the executives are entitled to designate the beneficiary of death benefits payable by The Middlefield Banking Company under executive survivor income agreements. See the “Executive Survivor Income Agreements” discussion below.

Annual Incentive Plan. In 2003 The Middlefield Banking Company established the Annual Incentive Plan, a short-term cash incentive plan that rewards employees with additional cash compensation if specific objectives are achieved. An employee’s potential cash incentive payment under the Annual Incentive Plan depends upon two factors: (x) the employee’s position, which establishes a maximum cash incentive award as a percent of base salary, and (y) the degree to which the performance targets, such as targeted net income, and individual performance targets, are achieved. Annual incentive payments under the plan for a particular year generally are based on objective financial performance criteria established by the board, with the Compensation Committee’s recommendation. A copy of the plan is included as exhibit 10.22 to the Form 8-K Current Report that we filed with the SEC on June 12, 2012, which is available for viewing or download at www.sec.gov. All employees are eligible for awards under the Annual Incentive Plan. The plan is terminable by the board at any time.

The bank-wide performance objectives that had to be achieved in 2015 in order for Messrs. Caldwell, Heslop, and Stacy to receive a cash incentive payment under the plan included a net income goal, a goal for reduction of adversely classified loans as a percent of the sum of tier 1 capital and the allowance for loan and lease losses, a goal for loan growth, and a goal having to do with the regulatory and supervisory status of Middlefield and The Middlefield Banking Company. Please see the Form 8-K Current Report filed by Middlefield with the SEC on June 18, 2015 for additional information. In future years other financial performance measures could be taken into account, such as return on average equity (ROAE), return on average assets (ROAA), deposit growth, and net interest margin. The Compensation Committee also considers individual performance goals.

2007 Omnibus Equity Plan. The 2007 Omnibus Equity Plan authorizes the issuance of 160,000 shares of Middlefield common stock. Middlefield’s Compensation Committee administers the Omnibus Equity Plan. Shares of common stock issued under the Omnibus Equity Plan may be treasury shares, authorized and unissued shares not reserved for any other purpose, or a combination of treasury shares and authorized but unissued shares. Awards to employees may take the form of incentive stock options, or ISOs, that qualify for favored tax treatment under Internal Revenue Code section 422, stock options that do not qualify under section 422, referred to as NQSOs, stock appreciation rights, or SARs, restricted stock, and performance shares. In contrast to the kinds of awards that may be made to employees, non-employee directors are eligible for awards of NQSOs and restricted stock only. The terms of each award are stated in award agreements. Of the shares authorized for issuance under the Omnibus Equity Plan, up to one half may be reserved for issuance under incentive stock options. The aggregate number of shares underlying awards granted to an individual participant in a single year may not exceed 16,000.

Unless the participant’s award agreement provides otherwise, when a participant employee’s service terminates or when a non-employee director participant’s service terminates the portion of any award held by the participant that is not exercisable is forfeited. All NQSOs, SARs, and ISOs held by the participant that are exercisable are forfeited if not exercised before the earlier of the expiration date specified in the award agreement or 90 days after termination occurs. However, all of a participant’s outstanding awards are forfeited if the participant’s employment or director service terminates for cause or if in Middlefield’s judgment a basis for termination for cause exists, regardless of whether the awards are exercisable and regardless of whether the participant’s employment or director service actually terminates. However, shares of restricted stock or performance shares that have been released from escrow and distributed to the participant are not affected by a termination for cause.

If a change in control of Middlefield occurs, the Compensation Committee has broad authority and sole discretion to take actions it deems appropriate to preserve the value of participants’ awards. In general, a change in control means one or more of the following events occur –

•	a change in the composition of Middlefield’s board of directors, after which the incumbent members of the board on the effective date of the Plan – including their successors whose election or nomination was approved by those incumbent directors and their successors – no longer represent a majority of the board,

•	a person (other than persons such as subsidiaries or benefit plans) becomes a beneficial owner of Middlefield securities representing 25% or more of the combined voting power of all securities eligible to vote for the election of directors, excepting business combinations after which Middlefield’s shareholders own more than 50% of the resulting company and except for stock issuances approved by incumbent directors and their successors;

•	a merger, consolidation, share exchange, or similar form of business combination transaction requiring approval of Middlefield’s shareholders, excepting business combinations after which Middlefield’s shareholders own more than 50% of the resulting company; or

•	Middlefield’s shareholders approve a plan of complete liquidation or dissolution or sale of all or substantially all of Middlefield’s assets.

Executive Deferred Compensation Agreements. The Middlefield Banking Company entered into executive deferred compensation agreements with Messrs. Caldwell, Heslop, and Stacy on December 28, 2006. Amended on May 9, 2008 for compliance with Internal Revenue Code section 409A, the executive deferred compensation agreements provide supplemental retirement income benefits. The arrangement is noncontributory, meaning contributions can be made solely by The Middlefield Banking Company. For each year the executive remains employed with The Middlefield Banking Company, until attaining age 65, The Middlefield Banking Company may credit each executive with a contribution equal to 5% of the executive’s base annual salary. Contributions exceeding 5% of salary are conditional on achievement of performance goals: (x) The Middlefield Banking Company’s net income for the plan year and (y) The Middlefield Banking Company’s peer ranking for the plan year, based on the Uniform Bank Performance Report available on the Federal Financial Institutions Examination Council’s website at www.ffiec.gov/UBPR.htm. The UBPR is an analytical tool created for bank supervisory, examination, and management purposes. In a concise format, the UPBR shows the impact of management decisions and economic conditions on a bank’s performance and balance-sheet composition.

Each of the two performance goals can account for a contribution of up to 7.5% of the executive’s base annual salary. The net income goal for each year is established by the Compensation Committee by March 31 of that year. The Compensation Committee’s decisions are not final unless approved by a majority of Middlefield’s independent directors.

Executive Survivor Income Agreements. The Middlefield Banking Company entered into executive survivor income agreements with executives in June 2003, including Messrs. Caldwell, Heslop, and Stacy. The agreements promise a specific cash benefit payable by The Middlefield Banking Company to an executive’s designated beneficiary at the executive’s death, provided the executive dies before attaining age 85. The benefit would be paid to the executive’s beneficiary if the executive dies in active service to The Middlefield Banking Company, but it also would be payable for death occurring after the executive’s termination of service if the executive terminated (x) because of disability, or (y) within 12 months after a change in control of Middlefield, or (z) after having attained age 55 with at least ten years of service to The Middlefield Banking Company or after having attained age 65.

The total death benefit payable to Mr. Caldwell’s beneficiaries if he dies in active service to The Middlefield Banking Company is $471,741, the benefit payable to Mr. Heslop’s beneficiaries is $368,970, and the benefit payable to Mr. Stacy’s beneficiaries is $222,619. For death after terminating active service with The Middlefield Banking Company, the death benefit for Mr. Caldwell’s beneficiaries is $471,741, $368,970 for Mr. Heslop’s beneficiaries, and $111,309 for Mr. Stacy’s beneficiaries. To assure itself of funds sufficient to pay the promised death benefits, The Middlefield Banking Company purchased insurance on the executives’ lives with a single premium payment. The Middlefield Banking Company owns the policies and is the sole beneficiary. Of the total premium paid for the insurance on the various executives’ lives, $495,873 is attributable to insurance purchased on the life of Mr. Caldwell, $447,351 is attributable to insurance on the life of Mr. Heslop, and $333,890 is attributable to insurance purchased on the life of Mr. Stacy. The premium amounts are not included in the Summary Compensation Table. The Middlefield Banking Company expects the policies’ death benefits to be sufficient to pay all benefits promised under the executive survivor income agreements.
Severance Agreements. Middlefield and its subsidiaries do not have written employment agreements with officers, although Middlefield entered into severance agreements with executives, including Messrs. Caldwell, Heslop, and Stacy. The severance agreements provide that the executive is entitled to severance compensation if a change in control occurs during the term of the agreement. The severance compensation is payable in a single lump sum. For purposes of the severance agreements, the term change in control is defined as it is defined in Internal Revenue Code section 409A and implementing rules. In the case of executives other than Messrs. Caldwell, Heslop, and Stacy, the lump-sum severance benefit is payable immediately after involuntary termination without cause or voluntary termination with good reason occurring within 24 months after a change in control. Rather than being contingent on a separation from service after a change in control, the lump-sum benefit of Messrs. Caldwell, Heslop, and Stacy is payable immediately after a change in control occurs.

The agreements promise to each executive a lump-sum payment calculated as a multiple of the executive’s salary and the executive’s cash bonus and cash incentive compensation. The multiple of compensation payable under the severance agreements is 2.5 times in the case of Mr. Caldwell and Mr. Heslop and two times compensation for other executives. The agreements also promise continued life, health, and disability insurance coverage for 24 months after employment termination and legal fee reimbursement if the severance agreements are challenged after a change in control.

Retirement Plan. Middlefield does not maintain a defined benefit or actuarial plan providing retirement benefits for officers or employees based on actual or average final compensation. But The Middlefield Banking Company maintains a section 401(k) employee savings and investment plan for substantially all employees and officers who have more than one year of service. The bank’s contribution to the plan is based on 50% matching of voluntary contributions, up to 6% of compensation. An eligible employee may contribute up to 15% of his or her salary. Employee contributions are vested at all times. Bank contributions are fully vested after six years, vesting in 20% annual increments beginning with the second year. Employees also have life insurance benefits under a group term life insurance program, paying benefits to an employee’s beneficiary if the employee dies while employed by The Middlefield Banking Company, up to the lesser of (x) twice the employee’s annual salary at the time of death or (y) $200,000.

Internal Revenue Code Limits. The qualifying compensation regulations issued by the Internal Revenue Service under Internal Revenue Code section 162(m) state that no deduction is allowed for applicable employee remuneration paid by a publicly held corporation to a covered employee to the extent that the remuneration exceeds $1 million for the applicable taxable year, unless specified conditions are satisfied. Salary and bonus amounts deferred by executives are not subject to section 162(m). Currently, Middlefield’s remuneration is not expected to exceed $1 million for any employee. Therefore, Middlefield does not expect that compensation will be affected by the qualifying compensation regulations. The Compensation Committee and Middlefield’s board intend to maintain executive compensation within the section 162(m) deductibility limits, but could permit compensation exceeding the section 162(m) limits in the future.

Transactions with Related Parties. Middlefield directors and executive officers and their associates are customers of and enter into banking transactions with The Middlefield Banking Company in the ordinary course of business. Middlefield expects that these relationships and transactions will continue. The transactions with directors, executive officers, and their associates have not involved more than the normal risk of collectability and have not presented other unfavorable features. Loans and commitments to lend included in these transactions were made and will be made on substantially the same terms – including interest rates and collateral – as those prevailing at the time for comparable transactions with persons not affiliated with Middlefield.

The following table shows as of December 31, 2015 unvested and unearned stock awards and the number of shares acquirable, exercise prices, and expiration dates of all unexercised stock options held by the executives identified in the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS

	Option Awards (1)					Stock Awards (1)
	Number of Securities Underlying Unexercised Options (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($) (2)
Name	Exercisable	Unexercisable
Thomas G. Caldwell	525 1,000 1,500 2,500			40.24 23.00 23.00 17.55	12/11/2016 11/10/2018 11/10/2018 05/09/2021			814	26,374

James R. Heslop, II	525 1,000 1,950			40.24 23.00 17.55	12/11/2016 11/10/2018 05/09/2021			628	20,347

Donald L. Stacy	525 750 2,500			40.24 37.00 17.55	12/11/2016 12/10/2017 05/09/2021			495	16,038

(1)	adjusted for stock dividends
(2)	Messrs. Caldwell, Heslop, and Stacy received conditional stock awards on June 22, 2015. To become vested in and entitled to the shares, two conditions must be satisfied. The first condition is the executive must maintain continuous service with Middlefield for three years, although this condition will be waived in the case of death or disability or a change in control occurring in the three-year period. The second condition is the average annual return of Middlefield stock for the years 2015, 2016, and 2017 must be at least 8.00%. For this purpose annual return is the sum of annual dividends and the excess of the closing stock price on the final trading day of the year over the closing price on the final trading day of the preceding year, divided by the closing stock price on the final trading day of the preceding year. If the 8.00% goal is not satisfied but the average annual return is positive, the recipient will become the owner of and entitled to a portion of the conditional stock award, forfeiting the remainder. The portion that will be issued to the recipient is the percentage of the total award equal to the percentage achievement of the 8.00% goal. If the average annual return is negative, the entire award is forfeited, unless the Compensation Committee waives the performance condition. If average annual return exceeds 8.00%, the nominal amount of the conditional stock award will increase, up to a maximum of 125% of the nominal award, increasing based on the percentage excess of actual average return over the 8.00% goal. Accordingly, the maximum potential conditional stock award total for Mr. Caldwell is 1,018 shares, for Mr. Heslop 785 shares, and for Mr. Stacy 619 shares. The terms of the award and a copy of the form of conditional award agreement are included in the Form 8-K Current Report filed by Middlefield with the SEC on June 24, 2015. The market value in the table is the number of shares multiplied by the $32.40 closing stock price on December 31, 2015. The conditional stock awards do not confer any shareholder rights until the conditions are satisfied (or waived), such as voting rights, the right to dividends, or the right to transfer shares. Award recipients are not credited for dividends paid by Middlefield on common stock. The conditional stock award agreements include a prohibition against competing with Middlefield for one year after employment termination.

Business of Middlefield

Middlefield is a one-bank holding company. Middlefield’s principal subsidiary is The Middlefield Banking Company, an Ohio-chartered, nonmember commercial bank. Middlefield’s other subsidiary, EMORECO Inc., is an asset resolution corporation dedicated to the resolution and disposition of troubled assets of a central-Ohio bank that Middlefield acquired in 2007, specifically nonperforming loans and other real estate owned (“OREO”) held by the acquired bank as the result of borrower defaults on real estate-secured loans. That bank, Emerald Bank, operated as a separate subsidiary of Middlefield from 2007 through 2013, merging into The Middlefield Banking Company on January 20, 2014. At the end of September 2016 The Middlefield Banking Company had total assets of $760.6 million and more than 140 employees.

The Middlefield Banking Company offers a broad range of banking services, including online banking and bill payment services for individuals and online cash management services for business customers at www.middlefieldbank.com. The Middlefield Banking Company’s customers are small and medium-sized businesses, professionals, small business owners, and retail customers. Loan products include operational and working capital loans, loans to finance capital purchases, term business loans, residential construction loans, selected guaranteed or subsidized loan programs for small businesses, professional loans, residential and mortgage loans, and consumer installment loans to purchase automobiles, boats, make home improvements, and for other personal expenditures. The Middlefield Banking Company makes available customary deposit-related products and services, such as checking, savings, negotiable order of withdrawal accounts, money market accounts, time certificates of deposit, safe deposit facilities, and travelers’ checks.

The Middlefield Banking Company operates in two distinct and very competitive markets, one in the northeastern Ohio counties of Geauga, Portage, Trumbull, Ashtabula, and Lake. The other market is central Ohio, specifically the Columbus area and Franklin County, the result of the 2007 acquisition of Emerald Bank. Ohio has a high concentration of financial service firms, many of which are significantly larger institutions with greater financial resources. Savings banks, savings and loan associations, commercial banks, mortgage banking companies, credit unions, insurance companies and other financial service companies compete to make loans. Savings and loan associations, savings banks, commercial banks, and credit unions compete for deposits, but non-depository entities such as mutual funds, securities and brokerage firms, and insurance companies also compete for depositors’ funds.

The Middlefield Banking Company’s operations have historically been concentrated in the area east of Liberty’s market, in largely rural areas with a large Amish population. The Middlefield Banking Company’s business originated in this market and was not an outgrowth of the nearby Cleveland-area or Akron-area markets. This includes Geauga County, where The Middlefield Banking Company’s business began in 1901 and where four of its ten offices are located, and northern Portage County, where two offices are located, with a seventh office in Cortland in Trumbull County, an office in Orwell in southern Ashtabula County, and two offices in central Ohio, in Franklin County. The Middlefield Banking Company’s eleventh banking office opened in October 2016 in Sunbury, also in central Ohio, in Delaware County. It also has a loan production office in Mentor, in Lake County. The Middlefield Banking Company’s northeast Ohio market adjoins the market of Liberty, which is to the immediate west.

Lending – Loan Portfolio Composition and Activity. The Middlefield Banking Company makes residential and commercial mortgage, home equity, secured and unsecured consumer installment, commercial and industrial, and real estate construction loans for owner-occupied and rental properties. The Credit Policy aspires to a loan composition mix consisting of approximately 40% to 50% consumer purpose transactions including residential real estate loans, home equity loans and other consumer loans. The Policy is also designed to provide for 35% to 40% of total loans as business purpose commercial loans and business and consumer credit card accounts of up to 5% of total loans.

Although Ohio law imposes no material restrictions on the types of loans The Middlefield Banking Company may make, real estate-based lending has historically been the primary focus. For prudential reasons, we avoid lending on the security of real estate located outside our market area. Ohio law does restrict the amount of loans an Ohio-chartered bank may make, generally limiting credit to any single borrower to less than 15% of capital. An additional margin of 10% of capital is allowed for loans fully secured by readily marketable collateral. This 15% legal lending limit has not been a material restriction on lending. We can accommodate loan volumes exceeding the legal lending limit by selling loan participations to other banks. As of September 30, 2016, The Middlefield Banking Company’s 15%-of-capital limit on loans to a single borrower was approximately $11.2 million.

The Middlefield Banking Company offers specialized loans for business and commercial customers, including equipment and inventory financing, real estate construction loans and Small Business Administration loans for qualified businesses. A substantial portion of The Middlefield Banking Company’s commercial loans are designated as real estate loans for regulatory reporting purposes because they are secured by mortgages on real property. Loans of that type may be made for purposes of financing commercial activities, such as accounts receivable, equipment purchases and leasing, but they are secured by real estate to provide The Middlefield Banking Company with an extra measure of security. Although these loans might be secured in whole or in part by real estate, they are treated in the discussions to follow as commercial and industrial loans. The Middlefield Banking Company’s consumer installment loans include secured and unsecured loans to individual borrowers for a variety of purposes, including personal, home improvements, revolving credit lines, autos, boats, and recreational vehicles.

The following table shows on a consolidated basis the composition of the loan portfolio in dollar amounts and in percentages along with a reconciliation to loans receivable, net.

	At September 30		Loan Portfolio Composition At December 31,
	2016		2015		2014		2013		2012
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Type of loan:
Commercial and industrial	$59,376	10.13%	$42,536	7.97%	$34,928	7.42%	$54,498	12.51%	$62,188	15.23
Real estate construction	17,633	3.01	22,137	4.15	30,296	6.44	25,601	5.88	22,522	5.51
Mortgage:			0	0.00
Residential	258,952	44.16	232,478	43.56	210,096	44.65	210,310	48.27	203,872	49.92
Commercial	245,636	41.89	231,701	43.41	190,685	40.52	141,171	32.40	115,734	28.34
Consumer installment	4,732	0.81	4,858	0.91	4,579	0.97	4,145	0.94	4,117	1.00

Total loans	586,329	100.00%	533,710	100.00%	470,584	100.00%	435,725	100.00%	408,433	100.00

Less:
Allowance for loan and lease losses	6,334		6,385		6,846		7,046		7,779

Net loans	$579,995		$527,325		$463,738		$428,679		$400,654

The following table presents consolidated maturity information for the loan portfolio. The table does not include prepayments or scheduled principal repayments. All loans are shown as maturing based on contractual maturities.

	Loan Portfolio Maturity at September 30, 2016
	Commercial and Industrial	Real Estate Construction	Mortgage		Consumer Installment	Total
(Dollars in thousands)			Residential	Commercial
Amount due:
In one year or less	$15,190	$2,295	$3,058	$5,172	$360	$26,075
After one year through five years	23,936	1,690	13,477	23,950	4,057	67,110
After five years	20,250	13,648	242,417	216,514	315	493,144

Total amount due	$59,376	$17,633	$258,952	$245,636	$4,732	$586,329

Loans due on demand and overdrafts are included in the amount due in one year or less. The Middlefield Banking Company has no loans without a stated schedule of repayment or a stated maturity.

The following table shows on a consolidated basis the dollar amount of all loans due after September 30, 2016 that have pre-determined interest rates and the dollar amount of all loans due after September 30, 2016 that have floating or adjustable rates.

	Fixed Rate	Adjustable Rate	Total
(Dollars in thousands)
Commercial and industrial	$38,169	$21,207	$59,376
Real estate construction	1,481	16,152	17,633
Mortgage:
Residential	14,253	244,699	258,952
Commercial	52,151	193,485	245,636
Consumer installment	3,752	980	4,732

	$109,806	$476,523	$586,329

Residential Mortgage Loans A significant portion of The Middlefield Banking Company’s lending consists of origination of conventional loans secured by 1-4 family real estate. Residential mortgage loans approximated $232.5 million or 43.6% of The Middlefield Banking Company’s total loan portfolio at December 31, 2015, and $259.0 million or 44.2% at September 30, 2016.

The Middlefield Banking Company makes loans of up to 80% of the value of the real estate and improvements securing a loan (“LTV” ratio) on 1-4 family real estate. The Middlefield Banking Company generally does not lend in excess of the lower of 80% of the appraised value or sales price of the property. The Middlefield Banking Company offers residential real estate loans with terms of up to 30 years.

Approximately 94.9% of the portfolio of conventional mortgage loans secured by 1-4 family real estate at December 31, 2015 is adjustable rate, and 94.5% at September 30, 2016. Generally, The Middlefield Banking Company originates fixed-rate, single-family mortgage loans in conformity with Freddie Mac guidelines, so as to permit their being sold to Freddie Mac. These loans are sold with servicing rights retained, and are sold in furtherance of The Middlefield Banking Company’s goal of better matching the maturities and interest rate sensitivity of its assets and liabilities. The Middlefield Banking Company generally retains responsibility for collecting and remitting loan payments, inspecting the properties, making certain insurance and tax payments on behalf of borrowers and otherwise servicing the loans it sells and receives a fee for performing these services. Sales of loans also provide funds for additional lending and other purposes.

The Middlefield Banking Company’s home equity Credit Policy generally allows for a loan of up to 85% of a property’s appraised value, less the principal balance of the outstanding first mortgage loan. The Middlefield Banking Company’s home equity loans generally have terms of 20 years.

At December 31, 2015, residential mortgage loans of approximately $4.1 million were over 90 days delinquent or nonaccruing on that date, representing 1.8% of the residential mortgage loan portfolio. At December 31, 2014, residential mortgage loans of approximately $5.3 million were over 90 days delinquent or nonaccruing on that date, representing 2.3% of the residential mortgage loan portfolio. At September 30, 2016, residential mortgage loans of approximately $3.8 million were over 90 days delinquent or nonaccruing on that date, representing 1.5% of the residential mortgage loan portfolio.

Commercial and Industrial Loans and Commercial Real Estate Loans. The Middlefield Banking Company’s commercial loan services include:

• accounts receivable, inventory and working capital loans • renewable operating lines of credit • loans to finance capital equipment • term business loans	• short-term notes • selected guaranteed or subsidized loan programs for small businesses • loans to professionals • commercial real estate loans

Commercial real estate loans include commercial properties occupied by the proprietor of the business conducted on the premises, and income-producing or farm properties. Although The Middlefield Banking Company makes agricultural loans, it currently does not have a significant amount of agricultural loans. The primary risks of commercial real estate loans are loss of income of the owner or occupier of the property and the inability of the market to sustain rent levels. Although commercial and commercial real estate loans generally bear more risk than single-family residential mortgage loans, they tend to be higher yielding, have shorter terms and provide for interest-rate adjustments. Accordingly, commercial and commercial real estate loans enhance a lender’s interest rate risk management and, in management’s opinion, promote more rapid asset and income growth than a loan portfolio composed strictly of residential real estate mortgage loans.

Although a risk of nonpayment exists for all loans, certain specific risks are associated with various kinds of loans. One of the primary risks associated with commercial loans is the possibility that the commercial borrower will not generate income sufficient to repay the loan. The Middlefield Banking Company’s Credit Policy provides that commercial loan applications must be supported by documentation indicating cash flow sufficient for the borrower to service the proposed loan. Financial statements or tax returns for at least three years must be submitted, and annual reviews are required for business purpose relationships of $1,000,000 or more. Ongoing financial information is generally required for any commercial credit where the exposure is $250,000 or more.

The fair value of collateral for collateralized commercial loans must exceed The Middlefield Banking Company’s exposure. For this purpose fair value is determined by independent appraisal or by the loan officer’s estimate employing guidelines established by the Credit Policy. Loans not secured by real estate generally have terms of five years or fewer, unless guaranteed by the U.S. Small Business Administration or other governmental agency, and term loans secured by collateral having a useful life exceeding five years may have longer terms. The Middlefield Banking Company’s Credit Policy allows for terms of up to 15 years for loans secured by commercial real estate, and one year for business lines of credit. The maximum LTV ratio for commercial real estate loans is 80% of the appraised value or cost, whichever is less.

Real estate is commonly a material component of collateral for The Middlefield Banking Company’s loans, including commercial loans. Although the expected source of repayment is generally the operations of the borrower’s business or personal income, real estate collateral provides an additional measure of security. Risks associated with loans secured by real estate include fluctuating land values, changing local economic conditions, changes in tax policies, and a concentration of loans within a limited geographic area.

At December 31, 2015 commercial and commercial real estate loans totaled $274.2 million, or 51.4% of The Middlefield Banking Company’s total loan portfolio. At December 31, 2015, commercial and commercial real estate loans of approximately $3.3 million were over 90 days delinquent or nonaccruing on that date, and represented 1.2% of the commercial and commercial real estate loan portfolios. At December 31, 2014, commercial and commercial real estate loans totaled $225.6 million, or 47.9% of The Middlefield Banking Company’s total loan portfolio. At December 31, 2014, commercial and commercial real estate loans of approximately $1.4 million were over 90 days delinquent or nonaccruing on that date, and represented 0.6% of the commercial and commercial real estate loan portfolios. At September 30, 2016, commercial and commercial real estate loans totaled $305.0 million, or 52.0% of The Middlefield Banking Company’s total loan portfolio. At September 30, 2016, commercial and commercial real estate loans of approximately $2.7 million were over 90 days delinquent or nonaccruing on that date, and represented 0.9% of the commercial and commercial real estate loan portfolios.

Real Estate Construction. The Middlefield Banking Company originates several different types of loans that it categorizes as construction loans, including:

•	residential construction loans to borrowers who will occupy the premises upon completion of construction,

•	residential construction loans to builders,

•	commercial construction loans, and

•	real estate acquisition and development loans.

Because of the complex nature of construction lending, these loans are generally recognized as having a higher degree of risk than other forms of real estate lending. The Middlefield Banking Company’s fixed-rate and adjustable-rate construction loans do not provide for the same interest rate terms on the construction loan and on the permanent mortgage loan that follows completion of the construction phase of the loan. It is the norm for The Middlefield Banking Company to make residential construction loans without an existing written commitment for permanent financing. The Middlefield Banking Company’s Credit Policy provides that The Middlefield Banking Company may make construction loans with terms of up to one year, with a maximum LTV ratio for residential construction of 80%. The Middlefield Banking Company also offers residential construction-to-permanent loans that have a twelve-month construction period followed by 30 years of permanent financing.

At December 31, 2015, real estate construction loans totaled $22.1 million, or 4.1% of The Middlefield Banking Company’s total loan portfolio. Real estate construction loans of approximately $0.1 million were over 90 days delinquent or nonaccruing on that date, representing 0.6% of the real estate construction loan portfolio. At December 31, 2014, real estate construction loans totaled $30.3 million, or 6.4% of The Middlefield Banking Company’s total loan portfolio. Real estate construction loans of approximately $0.6 million were over 90 days delinquent or nonaccruing on that date, representing 1.9% of the real estate construction loan portfolio. At September 30, 2016, real estate construction loans totaled $17.6 million, or 3.0% of The Middlefield Banking Company’s total loan portfolio. Real estate construction loans of approximately $17,000 were over 90 days delinquent or nonaccruing on that date, representing .01% of the real estate construction loan portfolio.

Consumer Installment Loans The Middlefield Banking Company’s consumer installment loans include secured and unsecured loans to individual borrowers for a variety of purposes, including personal, home improvement, revolving credit lines, autos, boats, and recreational vehicles. The Middlefield Banking Company does not currently do any indirect lending. Unsecured consumer loans carry significantly higher interest rates than secured loans. The Middlefield Banking Company maintains a higher loan loss allowance for consumer loans, while maintaining strict credit guidelines when considering consumer loan applications.

According to the Credit Policy, consumer loans secured by collateral other than real estate generally may have terms of up to five years, and unsecured consumer loans may have terms up to three years. Real estate security generally is required for consumer loans having terms exceeding five years.

At December 31, 2015, The Middlefield Banking Company had approximately $4.9 million in its consumer installment loan portfolio, representing 0.9% of total loans. At December 31, 2015, 6.2% of consumer installment loans were over 90 days delinquent or nonaccruing. At December 31, 2014, The Middlefield Banking Company had approximately $4.6 million in its consumer installment loan portfolio, representing 1.0% of total loans. At December 31, 2014, 0.1% of consumer installment loans were over 90 days delinquent or nonaccruing. At September 30, 2016, The Middlefield Banking Company had approximately $4.7 million in its consumer installment loan portfolio, representing .80% of total loans. At September 30, 2016, 0.0% of consumer installment loans were over 90 days delinquent or nonaccruing.

Loan Solicitation and Processing Loan originations are developed from a number of sources, including continuing business with depositors, other borrowers and real estate builders, solicitations by Bank personnel and walk-in customers.

When a loan request is made, The Middlefield Banking Company reviews the application, credit bureau reports, property appraisals or evaluations, financial information, verifications of income, and other documentation concerning the creditworthiness of the borrower, as applicable to each loan type. The Middlefield Banking Company’s underwriting guidelines are set by senior management and approved by the Board of Directors. The Credit Policy specifies each individual officer’s loan approval authority. Loans exceeding an individual officer’s approval authority are submitted to an Officer’s Loan Committee, which has authority to approve loans up to $2,000,000. The Board of Directors’ Loan Committee acts as an approval authority for exposures over $2,000,000 and up to $5,000,000. Loans exceeding $5,000,000 require approval from the full Board of Directors.

Income from Lending Activities The Middlefield Banking Company earns interest and fee income from its lending activities. Net of origination costs, loan origination fees are amortized over the life of a loan. The Middlefield Banking Company also receives loan fees related to existing loans, including late charges. Income from loan origination and commitment fees and discounts varies with the volume and type of loans and commitments made and with competitive and economic conditions. Note 1 to the Consolidated Financial Statements included herein contains a discussion of the manner in which loan fees and income are recognized for financial reporting purposes.

Mortgage Banking Activity The Middlefield Banking Company originates conventional loans secured by first lien mortgages on one-to-four family residential properties located within its market area for either portfolio or sale into the secondary market. During the year ended December 31, 2015, The Middlefield Banking Company recorded gains of $0.3 million on the sale of $17.6 million in loans receivable originated for sale. During the year ended December 31, 2014, The Middlefield Banking Company recorded gains of $0.2 million on the sale of $6.0 million in loans receivable originated for sale. For the nine months ended September 30, 2016, The Middlefield Banking Company recorded gains of $0.3 on the sale of $16.0 million in loans receivable originated for sale. The sold loans were sold on a servicing retained basis to Freddie Mac.

In addition to interest earned on loans and income recognized on the sale of loans, The Middlefield Banking Company receives fees for servicing loans that it has sold. Because The Middlefield Banking Company has data processing capacity that will allow it to expand its portfolio of serviced loans without incurring significant incremental expenses, The Middlefield Banking Company intends in the future to augment its portfolio of loans serviced by continuing to originate and sell such fixed-rate single-family residential mortgage loans with Freddie Mac while retaining servicing.

Income from these activities will vary from period to period with the volume and type of loans originated and sold, which in turn is dependent on prevailing mortgage interest rates and their effect on the demand for loans in The Middlefield Banking Company’s market area.

Nonperforming Loans Late charges on residential mortgages and consumer loans are assessed if a payment is not received by the due date plus a grace period. When an advanced stage of delinquency appears on a single-family loan and if repayment cannot be expected within a reasonable time or a repayment agreement is not entered into, a required notice of foreclosure or repossession proceedings may be prepared by The Middlefield Banking Company’s attorney and delivered to the borrower so that foreclosure proceedings may be initiated promptly, if necessary. The Middlefield Banking Company also collects late charges on commercial loans.

When The Middlefield Banking Company acquires real estate through foreclosure, voluntary deed, or similar means, it is classified as OREO until it is sold. When property is acquired in this manner, it is recorded at the lower of cost (the unpaid principal balance at the date of acquisition) or fair value, less anticipated cost to sell. Any subsequent write-down is charged to expense. All costs incurred from the date of acquisition to maintain the property are expensed. OREO is appraised during the foreclosure process, before acquisition when possible. Losses are recognized for the amount by which the book value of the related mortgage loan exceeds the estimated net realizable value of the property.

The Middlefield Banking Company undertakes regular review of the loan portfolio to assess its risks, particularly the risks associated with the commercial loan portfolio.

Classified Assets FDIC regulations governing classification of assets require nonmember commercial banks – including The Middlefield Banking Company – to classify their own assets and to establish appropriate general and specific allowances for losses, subject to FDIC review. The regulations are designed to encourage management to evaluate assets on a case-by-case basis, discouraging automatic classifications. Under this classification system, problem assets of insured institutions are classified as “substandard,” “doubtful,” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as “doubtful” have all the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses make collection of principal in full – on the basis of currently existing facts, conditions, and values – highly questionable and improbable. Assets classified as “loss” are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose The Middlefield Banking Company to risk sufficient to warrant classification in one of the above categories, but that possess some weakness, are required to be designated “special mention” by management.

When an insured institution classifies assets as either “substandard” or “doubtful,” it may establish allowances for loan losses in an amount deemed prudent by management. When an insured institution classifies assets as “loss,” it is required either to establish an allowance for losses equal to 100% of that portion of the assets so classified or to charge off that amount. An Ohio nonmember bank’s determination about classification of its assets and the amount of its allowances is subject to review by the FDIC, which may order the establishment of additional loss allowances. Management also employs an independent third party to semi-annually review and validate the internal loan review process and loan classifications.

The Middlefield Banking Company experienced a decrease in substandard loans as of December 31, 2015. Loans secured by residential real estate and commercial real estate account for $5.8 million and $8.0 million of the substandard loans, respectively. These amounts represent 88.8% of The Middlefield Banking Company’s substandard loans. As of September 30, 2016 and December 31, 2015, 2014, 2013, 2012, and 2011, consolidated classified loans were as follows:

			Classified Loans at December 31,
	September 30, 2016		2015		2014		2013		2012		2011
(Dollars in thousands)	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans
Classified loans:
Special mention	$4,163	0.71%	$5,297	0.99%	$4,987	1.06%	$4,685	1.08%	$3,364	0.82%	$2,653	0.66%
Substandard	11,325	1.93%	15,586	2.92%	16,211	3.44%	19,328	4.44%	26,459	6.48%	27,061	6.73%
Doubtful	17	0.00%	130	0.02%	627	0.13%	43	0.01%	59	0.01%	73	0.02%

Total amount	$15,505	2.64%	$21,013	3.93%	$21,825	4.63%	$24,056	5.53%	$29,882	7.31%	$29,787	7.41%

Other than those disclosed above, The Middlefield Banking Company does not believe there are any loans classified for regulatory purposes as loss, doubtful, substandard, special mention or otherwise, which will result in losses or have a material impact on future operations, liquidity or capital reserves. We are not aware of any other information that causes us to have serious doubts as to the ability of borrowers in general to comply with repayment terms.

Investments Investment securities provide a return on residual funds after lending activities. Investments may be in federal funds sold, corporate securities, U.S. Government and agency obligations, state and local government obligations and government-guaranteed mortgage-backed securities. The Middlefield Banking

Company generally does not invest in securities that are rated less than investment grade by a nationally recognized statistical rating organization. Ohio law prescribes the kinds of investments an Ohio-chartered bank may make. Permitted investments include local, state, and federal government securities, mortgage-backed securities, and securities of federal government agencies. An Ohio-chartered bank also may invest up to 10% of its assets in corporate debt and equity securities, or a higher percentage in certain circumstances. Ohio law also limits to 15% of capital the amount an Ohio-chartered bank may invest in the securities of any one issuer, other than local, state, and federal government and federal government agency issuers and mortgage-backed securities issuers. These provisions have not been a material constraint upon The Middlefield Banking Company’s investment activities.

All securities-related activity is reported to The Middlefield Banking Company’s board of directors. General changes in investment strategy are required to be reviewed and approved by the board. Senior management can purchase and sell securities in accordance with The Middlefield Banking Company’s stated investment policy.

Management determines the appropriate classification of securities at the time of purchase. At this time The Middlefield Banking Company has no securities that are classified as held to maturity. Securities to be held for indefinite periods and not intended to be held to maturity or on a long-term basis are classified as available for sale. Available-for-sale securities are reflected on the balance sheet at their fair value.

The following table exhibits the consolidated amortized cost and fair value of The Middlefield Banking Company’s investment portfolio at September 30, 2016 and at December 31, 2013, 2014, and 2015:

	Investment Portfolio Amortized Cost and Fair Value
	At September 30,		At December 31,
	2016		2015		2014
(Dollars in thousands)	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Available for Sale:
U.S. Government agency securities	$10,516	$10,863	$21,655	$21,629	$23,035	$22,896
Obligations of states and political subdivisions:
Taxable	1,616	1,802	1,989	2,123	2,953	3,179
Tax-exempt	81,829	85,723	91,940	95,167	91,916	95,166
Mortgage-backed securities in government-sponsored entities	20,939	21,380	24,480	24,524	29,150	29,391
Private-label mortgage-backed securities	1,927	2,068	2,079	2,263	2,672	2,919
Equity securities in financial institutions	750	1,218	750	814	750	783

Total Investment Securities	$117,577	$123,054	$142,893	$146,520	$150,476	$154,334

The contractual maturity of investment debt securities as of September 30, 2016 is as follows:

	September 30, 2016
	One year or less		More than one to five years		More than five to ten years		More than ten years		Total investment securities
	Amortized cost	Average yield	Amortized cost	Average yield	Amortized cost	Average yield	Amortized cost	Average yield	Amortized cost	Average yield	Fair value
(Dollars in thousands)
U.S. Government agency securities	—	—	$2,000	1.38%	—	—	$8,516	3.13%	$10,516	2.80%	$10,863
Obligations of states and political subdivisions:
Taxable	—	—	—	—	1,616	5.24%	—	—	1,616	5.24%	1,802
Tax-exempt **	2,842	4.10%	7,057	3.67%	11,055	3.74%	60,875	3.22%	81,829	3.36%	85,723
Mortgage-backed securities in government-sponsored entities	—	—	—	—	244	3.11%	20,695	2.28%	20,939	2.29%	21,380
Private-label mortgage-backed securities	—	—	76	5.53%	—	—	1,851	4.41%	1,927	4.46%	2,068

Total	$2,842	4.10%	$9,133	3.19%	$12,915	3.92%	$91,937	3.02%	$116,827	3.16%	$121,836

**	Tax-equivalent yield

Expected maturities of investment securities could differ from contractual maturities because the borrower, or issuer, could have the right to call or prepay obligations with or without call or prepayment penalties. The average yields in the above table are not calculated on a tax-equivalent basis.

As of September 30, 2016, The Middlefield Banking Company also held 18,872 shares of $100 par value Federal Home Loan Bank of Cincinnati stock, which is a restricted security. FHLB stock represents an equity interest in the FHLB, but it does not have a readily determinable market value. The stock can be sold at its par value only, and only to the FHLB or to another member institution. Member institutions are required to maintain a minimum stock investment in the FHLB, based on total assets, total mortgages, and total mortgage-backed securities. The Middlefield Banking Company’s minimum investment in FHLB stock at September 30, 2016 was $1.9 million.

Sources of Funds – Deposit Accounts Deposit accounts are a major source of funds for The Middlefield Banking Company. The Middlefield Banking Company offers a number of deposit products to attract both commercial and regular consumer checking and savings customers, including regular and money market savings accounts, NOW accounts, and a variety of fixed-maturity, fixed-rate certificates with maturities ranging from 3 to 60 months. These accounts earn interest at rates established by management based on competitive market factors and management’s desire to increase certain types or maturities of deposit liabilities. The Middlefield Banking Company also provides travelers’ checks, official checks, money orders, ATM services, and IRA accounts.

The following table shows on a consolidated basis the amount of time deposits of $100,000 or more as of September 30, 2016, including certificates of deposit, by time remaining until maturity.

(Dollar amounts in thousands)	Amount	Percent of Total
Within three months	11,902	12.28%
Beyond three but within six months	13,061	13.48%
Beyond six but within twelve months	16,950	17.49%
Beyond one year	55,011	56.76%

Total	96,924	100.01%

Borrowings Deposits and repayment of loan principal are The Middlefield Banking Company’s primary sources of funds for lending activities and other general business purposes. However, when the supply of funds cannot satisfy the demand for loans or general business purposes, The Middlefield Banking Company’s subsidiary bank can obtain funds from the FHLB of Cincinnati. Interest and principal are payable monthly, and the line of credit is secured by a pledge collateral agreement. At September 30, 2016, The Middlefield Banking Company had $31.5 million of FHLB borrowings outstanding. The Middlefield Banking Company also has access to credit through the Federal Reserve Bank of Cleveland and other funding sources.

The outstanding balances and related information about short-term borrowings as of September 30, 2016 and December 31, 2015, which includes securities sold under agreements to repurchase, lines of credit with other banks and Federal Funds purchased are summarized on a consolidated basis as follows:

(Dollar amounts in thousands)	9/30/2016	12/31/2015
Balance at period-end	$32,803	$35,825
Average balance outstanding	30,155	11,768
Maximum month-end balance	42,024	35,825
Weighted-average rate at period-end	0.46%	1.65%
Weighted-average rate during the year	1.48%	1.37%

Personnel. As of September 30, 2016 The Middlefield Banking Company had 140 full-time equivalent employees. No employees are represented by a collective bargaining group. Management considers relations with employees to be excellent.

Supervision and Regulation. The following discussion of bank supervision and regulation is qualified in its entirety by reference to the statutory and regulatory provisions discussed. Changes in applicable law or in the policies of various regulatory authorities could materially affect the business and prospects of Middlefield. Middlefield is a bank holding company within the meaning of the Bank Holding Company Act of 1956. As such, Middlefield is subject to regulation, supervision, and examination by the Board of Governors of the Federal Reserve System, acting primarily through the Federal Reserve Bank of Cleveland. Middlefield is required to file annual reports and other information with the Federal Reserve. The Middlefield Banking Company subsidiary is an Ohio-chartered commercial bank. As a state-chartered, nonmember bank, The Middlefield Banking Company is primarily regulated by the FDIC and by the Ohio Division of Financial Institutions.

Middlefield and The Middlefield Banking Company are subject to federal banking laws, and Middlefield is also subject to Ohio bank law. These federal and state laws are intended to protect depositors, not stockholders. Federal and state laws applicable to holding companies and their financial institution subsidiaries regulate the range of permissible business activities, investments, reserves against deposits, capital levels, lending activities and practices, the nature and amount of collateral for loans, establishment of branches, mergers, dividends, and a variety of other important matters. The Middlefield Banking Company is subject to detailed, complex, and sometimes overlapping federal and state statutes and regulations affecting routine banking operations. These statutes and regulations include but are not limited to state usury and consumer credit laws, the Truth-in-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act, and the Community Reinvestment Act. The Middlefield Banking Company must comply with Federal Reserve Board regulations requiring depository institutions to maintain reserves against their transaction accounts (principally NOW and regular checking accounts). Because required reserves are commonly maintained in the form of vault cash or in a noninterest-bearing account (or pass-through account) at a Federal Reserve Bank, the effect of the reserve requirement is to reduce an institution’s earning assets.

The Federal Reserve Board and the FDIC have extensive authority to prevent and to remedy unsafe and unsound practices and violations of applicable laws and regulations by institutions and holding companies. The agencies may assess civil money penalties, issue cease-and-desist or removal orders, seek injunctions, and publicly disclose those actions. In addition, the Ohio Division of Financial Institutions possesses enforcement powers to address violations of Ohio banking law by Ohio-chartered banks.

Regulation of Bank Holding Companies – Bank and Bank Holding Company Acquisitions The Bank Holding Company Act requires every bank holding company to obtain approval of the Federal Reserve before –

•	directly or indirectly acquiring ownership or control of any voting shares of another bank or bank holding company, if after the acquisition the acquiring company would own or control more than 5% of the shares of the other bank or bank holding company (unless the acquiring company already owns or controls a majority of the shares),

•	acquiring all or substantially all of the assets of another bank, or

•	merging or consolidating with another bank holding company.

The Federal Reserve will not approve an acquisition, merger, or consolidation that would have a substantially anticompetitive result, unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in satisfying the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial factors and the record of performance under the Community Reinvestment Act in its review of acquisitions and mergers.

Additionally, the Bank Holding Company Act, the Change in Bank Control Act and the Federal Reserve Board’s Regulation Y require advance approval of the Federal Reserve to acquire “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of a class of voting securities. If the holding company has securities registered under Section 12 of the Securities Exchange Act of 1934, as Middlefield does, or if no other person owns a greater percentage of the class of voting securities, control is presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities. Approval of the Ohio Division of Financial Institutions is also necessary to acquire control of an Ohio-chartered bank.

Nonbanking Activities With some exceptions, the Bank Holding Company Act generally prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve nonbank activities that, by statute or by Federal Reserve Board regulation or order, are held to be closely related to the business of banking or of managing or controlling banks. In making its determination that a particular activity is closely related to the business of banking, the Federal Reserve considers whether the performance of the activities by a bank holding company can be expected to produce benefits to the public – such as greater convenience, increased competition, or gains in efficiency in resources – that will outweigh the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest, or unsound banking practices. Some of the activities determined by Federal Reserve Board regulation to be closely related to the business of banking are: making or servicing loans or leases; engaging in insurance and discount brokerage activities; owning thrift institutions; performing data processing services; acting as a fiduciary or investment or financial advisor; and making investments in corporations or projects designed primarily to promote community welfare.

Financial Holding Companies On November 12, 1999 the Gramm-Leach-Bliley Act became law, repealing much of the 1933 Glass-Steagall Act’s separation of the commercial and investment banking industries. The Gramm-Leach-Bliley Act expands the range of nonbanking activities a bank holding company may engage in, while preserving existing authority for bank holding companies to engage in activities that are closely related to banking. The new legislation creates a new category of holding company called a “financial holding company.” Financial holding companies may engage in any activity that is –

•	financial in nature or incidental to that financial activity, or

•	complementary to a financial activity and that does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

Activities that are financial in nature include –

•	acting as principal, agent, or broker for insurance,

•	underwriting, dealing in, or making a market in securities, and

•	providing financial and investment advice.

The Federal Reserve Board and the Secretary of the Treasury have authority to decide that other activities are also financial in nature or incidental to financial activity, taking into account changes in technology, changes in the banking marketplace, competition for banking services, and so on. Middlefield is engaged solely in activities that were permissible for a bank holding company before enactment of the Gramm-Leach-Bliley Act. Federal Reserve Board rules require that all of the depository institution subsidiaries of a financial holding company be and remain well capitalized and well managed. If all depository institution subsidiaries of a financial holding company do not remain well capitalized and well managed, the financial holding company must enter into an agreement acceptable to the Federal Reserve Board, undertaking to comply with all capital and management requirements within 180 days. In the meantime the financial holding company may not use its expanded authority to engage in nonbanking activities without Federal Reserve Board approval and the Federal Reserve may impose other limitations on the holding company’s or affiliates’ activities. If a financial holding company fails to restore the well-capitalized and well-managed status of a depository institution subsidiary, the Federal Reserve may order divestiture of the subsidiary.

Holding Company Capital and Source of Strength The Federal Reserve considers the adequacy of a bank holding company’s capital on essentially the same risk-adjusted basis as capital adequacy is determined by the FDIC at the bank subsidiary level. The Federal Deposit Insurance Act requires that bank holding companies serve as a source of strength for their subsidiary banking institutions.

Under Bank Holding Company Act section 5(e), the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary if the Federal Reserve Board determines that the activity or control constitutes a serious risk to the financial safety, soundness or stability of a subsidiary bank. And with the Federal Deposit Insurance Corporation Improvement Act of 1991’s addition of the prompt corrective action provisions to the Federal Deposit Insurance Act, section 38(f)(2)(I) of the Federal Deposit Insurance Act now provides that a federal bank regulatory authority may require a bank holding company to divest itself of an undercapitalized bank subsidiary if the agency determines that divestiture will improve the subsidiary bank’s financial condition and prospects.

Capital – Risk-Based Capital Requirements The Federal Reserve Board and the FDIC employ similar risk-based capital guidelines in their examination and regulation of bank holding companies and financial institutions. If capital falls below the minimum levels established by the guidelines, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities. Failure to satisfy capital guidelines could subject a banking institution to a variety of restrictions or enforcement actions by federal bank regulatory authorities, including the termination of deposit insurance by the FDIC and a prohibition on the acceptance of brokered deposits.

A bank’s capital hedges its risk exposure, absorbing losses that can be predicted as well as losses that cannot be predicted. According to the Federal Financial Institutions Examination Council’s explanation of the capital component of the Uniform Financial Institutions Rating System, commonly known as the “CAMELS” rating system, a rating system employed by the Federal bank regulatory agencies, a financial institution must “maintain capital commensurate with the nature and extent of risks to the institution and the ability of management to identify, measure, monitor, and control these risks. The effect of credit, market, and other risks on the institution’s financial condition should be considered when evaluating the adequacy of capital.” Under Basel III, a community bank such as The Middlefield Banking Company is required to maintain a minimum common equity Tier 1 capital ratio of 4.5%, a Tier 1 capital ratio of 6%, a total capital ratio of 8%, and a Tier 1 leverage ratio of 4%. Basel III also established a “capital conservation buffer” of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital and will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and increase by that amount each year until fully implemented in January 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions that fail to maintain the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. These ratios are absolute minimums. In practice, banks are expected to operate with more than the absolute minimum capital. The FDIC may establish greater minimum capital requirements for specific institutions.

The FDIC also employs a market risk component in its calculation of capital requirements for nonmember banks. The market risk component could require additional capital for general or specific market risk of trading portfolios of debt and equity securities and other investments or assets. The FDIC’s evaluation of an institution’s capital adequacy takes account of a variety of other factors as well, including interest rate risks to which the institution is subject, the level and quality of an institution’s earnings, loan and investment portfolio characteristics and risks, risks arising from the conduct of nontraditional activities, and a variety of other factors.

Accordingly, the FDIC’s final supervisory judgment concerning an institution’s capital adequacy could differ significantly from the conclusions that might be derived from the absolute level of an institution’s risk-based capital ratios. Therefore, institutions generally are expected to maintain risk-based capital ratios that exceed the minimum ratios discussed above. This is particularly true for institutions contemplating significant expansion plans and institutions that are subject to high or inordinate levels of risk. Moreover, although the FDIC does not impose explicit capital requirements on holding companies of institutions regulated by the FDIC, the FDIC can take account of the degree of leverage and risks at the holding company level. If the FDIC determines that the holding company (or another affiliate of the institution regulated by the FDIC) has an excessive degree of leverage or is subject to inordinate risks, the FDIC may require the subsidiary institution(s) to maintain additional capital or the FDIC may impose limitations on the subsidiary institution’s ability to support its weaker affiliates or holding company.

At December 31, 2015 and September 30, 2016, Middlefield and The Middlefield Banking Company were in compliance with all regulatory capital requirements.

Prompt Corrective Action. To resolve the problems of undercapitalized institutions and to prevent a recurrence of savings and loan crisis of the 1980s and early 1990s, the Federal Deposit Insurance Corporation Improvement Act of 1991 established a system known as “prompt corrective action.” Under the prompt corrective action provisions and implementing regulations, every institution is classified into one of five categories, depending on its total risk-based capital ratio, its common equity Tier 1 ratio, its Tier 1 risk-based capital ratio, its leverage ratio, and subjective factors. The categories are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” To be considered well capitalized for purposes of the prompt corrective action rules, a bank must maintain total risk-based capital of 10.0% or greater, Tier 1 risk-based capital of 8.0% or greater, common equity Tier 1 capital of 6.5%, and a leverage ratio of 5.0% or greater. An institution with a capital level that might qualify for well capitalized or adequately capitalized status may nevertheless be treated as though it were in the next lower capital category if its primary federal banking supervisory authority determines that an unsafe or unsound condition or practice warrants that treatment.

A financial institution’s operations can be significantly affected by its capital classification under the prompt corrective action rules. For example, an institution that is not well capitalized generally is prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market without advance regulatory approval, which can have an adverse effect on the bank’s liquidity. At each successively lower capital category, an insured depository institution is subject to additional restrictions. Undercapitalized institutions are required to take specified actions to increase their capital or otherwise decrease the risks to the federal deposit insurance funds. A bank holding company must guarantee that a subsidiary bank that adopts a capital restoration plan will satisfy its plan obligations. Any capital loans made by a bank holding company to a subsidiary bank are subordinated to the claims of depositors in the subsidiary bank and to certain other indebtedness of the subsidiary bank. If bankruptcy of a bank holding company occurs, any commitment by the holding company to a Federal banking regulatory agency to maintain the capital of a subsidiary bank would be assumed by bankruptcy trustee and would be entitled to priority of payment. Bank regulatory agencies generally are required to appoint a receiver or conservator shortly after an institution becomes critically undercapitalized.

The Middlefield Banking Company met each of the well-capitalized ratio guidelines at September 30, 2016. The following table indicates the capital ratios for The Middlefield Banking Company and Middlefield at September 30, 2016 and December 31, 2015. The capital conservation buffer is being phased in from 0.625% for 2016 to 2.50% by 2019. The amounts shown below as the adequately capitalized ratio plus capital conservation buffer includes the fully phased-in 2.50% buffer.

	As of September 30, 2016
	Leverage	Tier 1 Risk Based	Common Equity Tier 1	Total Risk Based
The Middlefield Banking Company	9.02%	11.92%	11.92%	13.03%
Middlefield Banc Corp.	10.10%	13.58%	13.58%	14.69%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus
capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

	As of December 31, 2015
	Leverage	Tier 1 Risk Based	Common Equity Tier 1	Total Risk Based
The Middlefield Banking Company	9.23%	12.52%	12.52%	13.73%
Middlefield Banc Corp.	8.69%	12.00%	12.00%	13.20%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus
capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

New Capital Rules On July 9, 2013, the federal bank regulatory agencies issued a final rule that will revise their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $1.0 billion or more and top-tier savings and loan holding companies. The rule establishes a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4.0% to 6.0% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property.

The rule also includes changes in what constitutes regulatory capital, some of which are subject to a two-year transition period. These changes include the phasing-out of certain instruments as qualifying capital. In addition, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock will be required to be deducted from capital, subject to a two-year transition period. Finally, Tier 1 capital will include accumulated other comprehensive income (which includes all unrealized gains and losses on available-for-sale debt and equity securities), subject to a two-year transition period. In the first quarter of 2015 Middlefield permanently opted out of the inclusion of accumulated other comprehensive income in its capital calculation in an effort to reduce the impact of market volatility on its regulatory capital levels.

The new capital requirements also include changes in the risk-weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and nonresidential mortgage loans that are 90 day past due or otherwise on nonaccrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; a 250% risk weight (up from 100%) for mortgage servicing and deferred tax assets that are not deducted from capital; and increased risk-weights (from 0% to up to 600%) for equity exposures.

Finally, the rule limits capital distributions and certain discretionary bonus payments if the bank does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements.

The final rule became effective for The Middlefield Banking Company on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016 at 0.625% of risk-weighted assets increasing each year until fully implemented at 2.5% on January 1, 2019.

Limits on Dividends and Other Payments Middlefield’s ability to obtain funds for the payment of dividends and for other cash requirements depends on the amount of dividends that may be paid to it by The Middlefield Banking Company. Ohio bank law and FDIC policy are consistent, providing that banks generally may rely solely on current earnings for the payment of dividends. Under Ohio Revised Code section 1107.15(B) a dividend may be declared from surplus, meaning additional paid-in capital, with the approval of (x) the Ohio Superintendent of Financial Institutions and (y) the holders of two thirds of the bank’s outstanding shares. Superintendent approval is also necessary for payment of a dividend if the total of all cash dividends in a year exceeds the sum of (x) net income for the year and (y) retained net income for the two preceding years. Relying on 12 U.S.C. 1818(b), the FDIC may restrict a bank’s ability to pay a dividend if the FDIC has reasonable cause to believe that the dividend would constitute an unsafe and unsound practice. A bank’s ability to pay dividends may be affected also by the FDIC’s capital maintenance requirements and prompt corrective action rules. A bank may not pay a dividend if the bank is undercapitalized or if payment would cause the bank to become undercapitalized.

A 1985 policy statement of the Federal Reserve Board declares that a bank holding company should not pay cash dividends on common stock unless the organization’s net income for the past year is sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality, and overall financial condition. Until the third anniversary of the January 20, 2014 merger of Emerald Bank into The Middlefield Banking Company, The Middlefield Banking Company cannot pay a dividend to Middlefield Banc Corp. without advance approval of the Ohio Division of Financial Institutions.

The Dodd-Frank Act The Dodd-Frank Wall Street Reform and Consumer Protection Act (“DFA”) became law on July 21, 2010. The DFA includes corporate governance and executive compensation reforms, new registration requirements for hedge fund and private equity fund advisers, increased regulation of over-the-counter derivatives and asset-backed securities, and new rules for credit rating agencies. The DFA includes these provisions –

•	Title X establishes an independent Federal regulatory body within the Federal Reserve System. Dedicated exclusively to consumer protection and known as the Consumer Financial Protection Bureau, this regulatory body has responsibility for most consumer protection laws, with rulemaking, supervisory, examination, and enforcement authority.

•	section 171 restricts the amount of trust preferred securities that may be considered Tier 1 capital. For depository institution holding companies with total assets of less than $15 billion, trust preferred securities issued before May 19, 2010 may continue to be included in Tier 1 capital, but future issuances of trust preferred securities will no longer be eligible for treatment as Tier 1 capital.

•	under section 334 the FDIC’s minimum reserve ratio is to be increased from 1.15% to 1.35%, with the goal of attaining that 1.35% level by September 30, 2020; however, financial institutions with assets of less than $10 billion are exempt from the cost of the increase. The DFA also removes the upper limit on the designated reserve ratio, which was formerly capped at 1.5%, removing the upper limit on the size of the insurance fund as a consequence. The DFA gives the FDIC much greater discretion to manage its insurance fund reserves, including where to set the insurance fund’s designated reserve ratio.

•	the deposit insurance cover limit is increased to $250,000 by section 335.

•	section 627 repeals the longstanding prohibition against financial institutions paying interest on checking accounts.

•	section 331 changes the way deposit insurance premiums are calculated by the FDIC as well. That is, deposit insurance premiums are calculated based upon an institution’s so-called assessment base. Until the DFA became law, the assessment base consisted of an institution’s deposit liabilities. Section 331, however, makes clear that the assessment base shall now be the difference between total assets and tangible equity. In other words, the assessment base will take account of all liabilities, not merely deposit liabilities. This change is likely to have a greater impact on large banks, which tend to rely on a variety of funding sources, than on community banks, which tend to rely primarily on deposit funding.

•	the Office of the Comptroller of the Currency’s ability to preempt state consumer protection laws is constrained by section 1044, and because of section 1042 state attorneys general have greater authority to enforce state consumer protection laws against national banks and their operating subsidiaries.

•	section 604 requires the Federal bank regulatory agencies to take into account the risks to the stability of the U.S. banking or financial system associated with approval of an application for acquisition of a bank, for acquisition of a nonbank company, or for a bank merger transaction.

•	section 619 implements the so-called “Volcker rule,” prohibiting a banking entity from engaging in proprietary trading or from sponsoring or investing in a hedge fund or private equity fund.

•	imposing a 5% risk retention requirement on securitizers of asset-backed securities, section 941 could have an impact on financial institutions that originate mortgages for sale into the secondary market.

The DFA creates a new, independent federal agency called the Consumer Financial Protection Bureau (CFPB), which has rulemaking, supervisory, and enforcement powers under specific federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, and Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act. In addition to giving the CFPB responsibility for these specific statutes, the DFA grants to the CFPB broad authority to prohibit the offering by banks of consumer financial products or engaging in acts or practices that the CFPB considers to be unfair, deceptive, or abusive. The CFPB has examination and primary enforcement authority over depository institutions with $10 billion or more in assets, not smaller institutions. However, smaller institutions are subject to CFPB rules. In addition, the standards established by the CFPB for large institutions are likely to be applied in practice to smaller institutions as well. The DFA does not prevent states from adopting consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

Implementing section 1411 of the DFA, in 2013 the CFPB amended Regulation Z under the Truth in Lending Act, adding a rule that mortgage lenders must make a reasonable and good faith determination that a consumer being granted mortgage credit has the ability to repay the loan according to its terms. Under this new rule, referred to as the “ability-to-repay” rule, mortgage lenders may determine the consumer’s ability to repay in one of two ways. The first alternative involves assessment of eight underwriting factors, including the loan applicant’s current or reasonably expected income or assets, current employment status, monthly payment for the credit applied for, monthly payment on any simultaneous loan being made to the applicant, monthly payment for mortgage-related obligations, current debt obligations, alimony, and child support, monthly debt-to-income ratio or residual income, and credit history. The second alternative involves origination of a so-called “qualified mortgage,” meaning a mortgage with terms that are consistent with minimum standards established by the CFPB, which currently include a maximum 43% debt-to-income ratio for the borrower (although the 43% minimum debt-to-income ratio does not apply if the loan is eligible to be purchased, insured, or guaranteed by FNMA, FHLMC, HUD, or the VA). In general terms, a qualified mortgage is one with a term of 30 years or less, with substantially equal regular periodic payments (although adjustable-rate mortgages can be qualified mortgages), with total points and fees of 3% of the loan amount or less, and without negative amortization or interest-only payments or balloon payments.

A lender originating a qualified mortgage is protected against a legal claim that the lender failed to comply with the ability-to-repay rule. A mortgage with an interest rate exceeding the prime rate by 1.5 percentage points or more (3.5 percentage points for subordinate-lien loans such as home equity loans) is referred to in the CFPB rule as a higher-priced mortgage loan, but is more commonly known as a subprime loan. A subprime loan can be a qualified mortgage, but the lender making a subprime qualified mortgage has less protection under the ability-to-repay rule than a lender making a prime qualified mortgage. A lender originating a mortgage that is not a qualified mortgage is exposed to a potential claim that the lender did not comply with the ability-to-repay rules, which could require the lender to pay damages to the borrower, including but not necessarily limited to the sum of all finance charges and fees paid by the borrower (a lender originating a subprime qualified mortgage bears this risk to a degree as well). The borrower’s claim also could impair the lender’s ability to enforce the loan terms or foreclose on the real estate collateral. Because of these potential risks, a qualified mortgage might have more value in the secondary mortgage market and might be easier for a lender to sell into the secondary mortgage market than a mortgage that is not a qualified mortgage.

Although we believe the majority of our mortgage originations will be qualified mortgages, the ability-to-repay rule creates a new basis for challenge by regulators and by consumers. In addition, the CFPB’s mission is consumer protection, not lender safety and soundness, and for that reason the CFPB wrote the ability-to-repay rule with the goal of preventing consumers from being steered by lenders into expensive and unsustainable borrowing, rather than with the goal of assuring actual loan repayment. Accordingly, typical credit-quality features such as LTV standards are not part of the ability-to-repay rule, and it will not necessarily be the case that qualified mortgages have a higher probability or history of repayment than other mortgages. Compliance with the ability-to-repay rules has increased community banks’ compliance costs, including our own, and will potentially adversely affect the profitability of routine residential mortgage lending. In addition, for the mortgage lending industry the ability-to-repay rule creates a bias in favor of qualified mortgages, which because of factors such as a minimum 43% debt-to-income ratio could have unintended adverse effects, such as reducing community bank lending to low- and moderate-income borrowers and communities.

In addition to ability to repay, the DFA imposes a risk-retention requirement on mortgage lenders selling loans into the secondary mortgage market. With some exceptions, a mortgage lender selling a loan into the secondary mortgage market must retain not less than 5% of the credit risk associated with the loan, the assumption being that if mortgage lenders remain exposed to credit risk they will not knowingly make loans that fail to satisfy ordinary and reasonable standards of creditworthiness. A qualified mortgage for purposes of the ability-to-repay rule is also exempt from the risk-retention requirement, allowing a mortgage lender to sell 100% of a qualified mortgage rather than only 95%. The exemption of qualified mortgages from the risk-retention requirement is likely to contribute to the regulatory bias in favor of qualified mortgages and against other forms of mortgage lending.

Sarbanes-Oxley Act of 2002 The goals of the Sarbanes-Oxley Act enacted in 2002 are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies, and to protect investors by improving the accuracy and reliability of corporate disclosures made under the securities laws. The changes are intended to allow shareholders to monitor the performance of companies and directors more easily and efficiently.

The Sarbanes-Oxley Act generally applies to all companies that file periodic reports with the SEC under the Securities Exchange Act of 1934. The Act has an impact on a wide variety of corporate governance and disclosure issues, including the composition of audit committees, certification of financial statements by the chief executive officer and the chief financial officer, forfeiture of bonuses and profits made by directors and senior officers in the 12-month period covered by restated financial statements, a prohibition on insider trading during pension plan black-out periods, disclosure of off-balance sheet transactions, a prohibition on personal loans to directors and officers (excluding Federally insured financial institutions), expedited filing requirements for stock transaction reports by officers and directors, the formation of a public accounting oversight board, auditor independence, and various increased criminal penalties for violations of securities laws.

Deposit Insurance The premium that banks pay for deposit insurance is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

Interstate Banking and Branching Section 613 of the DFA amends the interstate branching provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. The expanded de novo branching authority of the DFA authorizes a state or national bank to open a de novo branch in another state if the law of the state where the branch is to be located would permit a state bank chartered by that state to open the branch. Section 607 of the DFA also increases the approval threshold for interstate bank acquisitions, providing that a bank holding company must be well capitalized and well managed as a condition to approval of an interstate bank acquisition, rather than being merely adequately capitalized and adequately managed, and that an acquiring bank must be and remain well capitalized and well managed as a condition to approval of an interstate bank merger.

Transactions with Affiliates Although The Middlefield Banking Company is not a member bank of the Federal Reserve System, it is required by the Federal Deposit Insurance Act to comply with section 23A and section 23B of the Federal Reserve Act – pertaining to transactions with affiliates – as if it were a member bank. These statutes are intended to protect banks from abuse in financial transactions with affiliates, preventing federally insured deposits from being diverted to support the activities of unregulated entities engaged in nonbanking businesses. An affiliate of a bank includes any company or entity that controls or is under common control with the bank. Generally, section 23A and section 23B of the Federal Reserve Act –

•	limit the extent to which a bank or its subsidiaries may lend to or engage in various other kinds of transactions with any one affiliate to an amount equal to 10% of the institution’s capital and surplus, limiting the aggregate of covered transactions with all affiliates to 20% of capital and surplus,

•	impose restrictions on investments by a subsidiary bank in the stock or securities of its holding company,

•	require that affiliate transactions be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate, and

•	impose strict collateral requirements on loans or extensions of credit by a bank to an affiliate

The Middlefield Banking Company’s authority to extend credit to insiders – meaning executive officers, directors and greater than 10% stockholders – or to entities those persons control, is subject to section 22(g) and section 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these laws require insider loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amount of loans a bank may make to insiders based in part on the bank’s capital position, and require that specified approval procedures be followed. Loans to an individual insider may not exceed the legal limit on loans to any one borrower, which in general terms is 15% of capital but can be higher in some circumstances. And the aggregate of all loans to all insiders may not exceed the bank’s unimpaired capital and surplus. Insider loans exceeding the greater of 5% of capital or $25,000 must be approved in advance by a majority of the board, with any “interested” director not participating in the voting. Lastly, loans to executive officers are subject to special limitations. Executive officers may borrow in unlimited amounts to finance their children’s education or to finance the purchase or improvement of their residence, and they may borrow no more than $100,000 for most other purposes. Loans to executive officers exceeding $100,000 may be allowed if the loan is fully secured by government securities or a segregated deposit account. A violation of these restrictions could result in the assessment of substantial civil monetary penalties, the imposition of a cease-and-desist order or other regulatory sanctions.

Banking agency guidance for commercial real estate lending In December 2006 the FDIC and other Federal banking agencies issued final guidance on sound risk management practices for concentrations in commercial real estate lending, including acquisition and development lending, construction lending, and other land loans, which recent experience has shown can be particularly high-risk lending.

The commercial real estate risk management guidance does not impose rigid limits on commercial real estate lending but does create a much sharper supervisory focus on the risk management practices of banks with concentrations in commercial real estate lending. According to the guidance, an institution that has experienced rapid growth in commercial real estate lending, has notable exposure to a specific type of commercial real estate, or is approaching or exceeds the following supervisory criteria may be identified for further supervisory analysis of the level and nature of its commercial real estate concentration risk –

•	total reported loans for construction, land development, and other land represent 100% or more of the institution’s total capital, or

•	total commercial real estate loans represent 300% or more of the institution’s total capital and the outstanding balance of the institution’s commercial real estate loan portfolio has increased by 50% or more during the prior 36 months.

These measures are intended merely to enable the bank regulatory agencies to quickly identify institutions that could have an excessive commercial real estate lending concentration, potentially requiring close supervision to ensure that the institutions have sound risk management practices in place. Conversely, these measures do not imply that banks are authorized by the December 2006 guidance to accumulate a commercial real estate lending concentration up to the 100% and 300% thresholds.

Corporate Governance and Compensation The Federal banking agencies jointly published their final Guidance on Sound Incentive Compensation Policies in June of 2010. The goal of the guidance is to enable financial organizations to manage the safety and soundness risks of incentive compensation arrangements and to assist banks and bank holding companies with identification of improperly-structured compensation arrangements. To ensure that incentive compensation arrangements do not encourage employees to take excessive risks that undermine safety and soundness, the incentive compensation guidance sets forth these key principles –

•	incentive compensation arrangements should provide employees incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose the organization to imprudent risk,

•	these arrangements should be compatible with effective controls and risk management, and

•	these arrangements should be supported by strong corporate governance, including active and effective oversight by the board of directors.

To implement the interagency guidance, a financial organization must regularly review incentive compensation arrangements for all executive and non-executive employees who, either individually or as part of a group, have the ability to expose the organization to material amounts of risk, also reviewing the risk-management, control, and corporate governance processes related to these arrangements. The organization must immediately correct any identified deficiencies in compensation arrangements or processes that are inconsistent with safety and soundness.

In addition to numerous provisions that affect the business of banks and bank holding companies, the DFA includes in Title IX a number of provisions affecting corporate governance and executive compensation, for example the requirements that stockholders be given the opportunity to consider and vote upon executive compensation disclosed in a company’s annual meeting proxy statement, that a company’s compensation committee be comprised entirely of independent directors and that the committee have stated minimum authorities, that company policy provide for recovery of excess incentive compensation after an accounting restatement, and that stockholders have the ability to designate director nominees for inclusion in a company’s annual meeting proxy statement. Section 956 also provides for adoption of incentive compensation guidelines jointly by the Federal banking agencies and the SEC, the National Credit Union Administration, and the Federal Housing Finance Agency.

Community Reinvestment Act Under the Community Reinvestment Act of 1977 and implementing regulations of the banking agencies, a financial institution has a continuing and affirmative obligation – consistent with safe and sound operation – to address the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop the types of products and services it believes are best suited to its particular community. The CRA requires that bank regulatory agencies conduct regular CRA examinations and provide written evaluations of institutions’ CRA performance. The CRA also requires that an institution’s CRA performance rating be made public. CRA performance evaluations are based on a four-tiered rating system: Outstanding, Satisfactory, Needs to Improve and Substantial Noncompliance.

Although CRA examinations occur on a regular basis, CRA performance evaluations have been used principally in the evaluation of regulatory applications submitted by an institution. CRA performance evaluations are considered in evaluating applications for such things as mergers, acquisitions, and applications to open branches.

The Middlefield Banking Company’s CRA performance evaluation dated December 2, 2013 assigns a CRA rating of “Satisfactory.”

Federal Home Loan Bank The Federal Home Loan Bank serves as a credit source for their members. As a member of the FHLB of Cincinnati, The Middlefield Banking Company must maintain an investment in the capital stock of the FHLB of Cincinnati in an amount calculated by reference to the amount of loans, and or “advances,” from the FHLB. Each FHLB is required to establish standards of community investment or service that its members must maintain for continued access to long-term advances from the FHLB. The standards take into account a member’s performance under the Community Reinvestment Act and its record of lending to first-time home buyers.

Anti-money laundering and anti-terrorism legislation The Bank Secrecy Act of 1970 requires financial institutions to maintain records and report transactions to prevent the financial institutions from being used to hide money derived from criminal activity and tax evasion. The Bank Secrecy Act establishes (a) record keeping requirements to assist government enforcement agencies with tracing financial transactions and flow of funds, (b) reporting requirements for Suspicious Activity Reports and Currency Transaction Reports to assist government enforcement agencies with detecting patterns of criminal activity, (c) enforcement provisions authorizing criminal and civil penalties for illegal activities and violations of the Bank Secrecy Act and its implementing regulations, and (d) safe harbor provisions that protect financial institutions from civil liability for their cooperative efforts.

The Treasury’s Office of Foreign Asset Control administers and enforces economic and trade sanctions against targeted foreign countries, entities, and individuals based on U.S. foreign policy and national security goals. As a result, financial institutions must scrutinize transactions to ensure that they do not represent obligations of or ownership interests in entities owned or controlled by sanctioned targets.

Signed into law on October 26, 2001, the USA PATRIOT Act of 2001 is omnibus legislation enhancing the powers of domestic law enforcement organizations to resist the international terrorist threat to United States security. Title III of the legislation, the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, most directly affects the financial services industry, enhancing the Federal government’s ability to fight money laundering through monitoring of currency transactions and suspicious financial activities. The Act has significant implications for depository institutions and other businesses involved in the transfer of money –

•	a financial institution must establish due diligence policies, procedures, and controls reasonably designed to detect and report money laundering through correspondent accounts and private banking accounts,

•	no bank may establish, maintain, administer, or manage a correspondent account in the United States for a foreign shell bank,

•	financial institutions must abide by Treasury Department regulations encouraging financial institutions, their regulatory authorities, and law enforcement authorities to share information about individuals, entities, and organizations engaged in or suspected of engaging in terrorist acts or money laundering activities,

•	financial institutions must follow Treasury Department regulations setting forth minimum standards regarding customer identification. These regulations require financial institutions to implement reasonable procedures for verifying the identity of any person seeking to open an account, maintain records of the information used to verify the person’s identity, and consult lists of known or suspected terrorists and terrorist organizations provided to the financial institution by government agencies,

•	every financial institution must establish anti-money laundering programs, including the development of internal policies and procedures, designation of a compliance officer, employee training, and an independent audit function.

Consumer protection laws and regulations. The Middlefield Banking Company is subject to regular examination by the FDIC to ensure compliance with statutes and regulations applicable to The Middlefield Banking Company’s business, including consumer protection statutes and implementing regulations, some of which are discussed below. Violations of any of these laws may result in fines, reimbursements, and other related penalties.

Equal Credit Opportunity Act. The Equal Credit Opportunity Act generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act.

Truth in Lending Act. The Truth in Lending Act is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the Truth in Lending Act, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule, among other things.

Fair Housing Act. The Fair Housing Act makes it unlawful for a lender to discriminate against any person because of race, color, religion, national origin, sex, handicap, or familial status. A number of lending practices have been held by the courts to be illegal under the Fair Housing Act, including some practices that are not specifically mentioned in the Fair Housing Act.

Home Mortgage Disclosure Act. The Home Mortgage Disclosure Act arose out of public concern over credit shortages in certain urban neighborhoods. The Home Mortgage Disclosure Act requires financial institutions to collect data that enable regulatory agencies to determine whether the financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. The Home Mortgage Disclosure Act also requires the collection and disclosure of data about applicant and borrower characteristics as a way to identify possible discriminatory lending patterns. The vast amount of information that financial institutions collect and disclose concerning applicants and borrowers receives attention not only from state and Federal banking supervisory authorities but also from community-oriented organizations and the general public.

Real Estate Settlement Procedures Act. The Real Estate Settlement Procedures Act requires that lenders provide borrowers with disclosures regarding the nature and cost of real estate settlements. The Real Estate Settlement Procedures Act also prohibits abusive practices that increase borrowers’ costs, such as kickbacks and fee-splitting without providing settlement services.

Privacy. Under the Gramm-Leach-Bliley Act, all financial institutions are required to establish policies and procedures to restrict the sharing of non-public customer data with non-affiliated parties and to protect customer data from unauthorized access. In addition, the Fair Credit Reporting Act of 1971 includes many provisions concerning national credit reporting standards and permits consumers to opt out of information-sharing for marketing purposes among affiliated companies.

State Banking Regulation As an Ohio-chartered bank, The Middlefield Banking Company is subject to regular examination by the Ohio Division of Financial Institutions. State banking regulation affects the internal organization of The Middlefield Banking Company as well as its savings, lending, investment, and other activities. State banking regulation may contain limitations on an institution’s activities that are in addition to limitations imposed under federal banking law. The Ohio Division of Financial Institutions may initiate supervisory measures or formal enforcement actions, and if the grounds provided by law exist it may take possession and control of an Ohio-chartered bank.

Monetary Policy The earnings of financial institutions are affected by the policies of regulatory authorities, including monetary policy of the Federal Reserve Board. An important function of the Federal Reserve System is regulation of aggregate national credit and money supply. The Federal Reserve Board accomplishes these goals with measures such as open market transactions in securities, establishment of the discount rate on bank borrowings, and changes in reserve requirements against bank deposits. These methods are used in varying combinations to influence overall growth and distribution of financial institutions’ loans, investments and deposits, and they also affect interest rates charged on loans or paid on deposits. Monetary policy is influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance, and fiscal policies of the United States government. Federal Reserve Board monetary policy has had a significant effect on the operating results of financial institutions in the past, and it can be expected to influence operating results in the future.

Properties. The Middlefield Banking Company’s offices are:

Location	County	Owned / Leased	Other information
Main Office: 15985 East High Street Middlefield, Ohio	Geauga	Owned

Branches:
West Branch 15545 West High Street Middlefield, Ohio	Geauga	Owned

Garrettsville Branch 8058 State Street Garrettsville, Ohio	Portage	Owned

Mantua Branch 10519 South Main Street Mantua, Ohio	Portage	Leased	three-year lease renewed in November 2013, with option to renew for five additional consecutive three-year terms

Chardon Branch 348 Center Street Chardon, Ohio	Geauga	Owned

Orwell Branch 30 South Maple Avenue Orwell, Ohio	Ashtabula	Owned

Location	County	Owned / Leased	Other information
Newbury Branch 11110 Kinsman Road Newbury, Ohio	Geauga	Leased	ten-year lease dated December 2006, with option to renew for four additional consecutive five-year terms

Cortland Branch 3450 Niles Cortland Road Cortland, Ohio	Trumbull	Owned

Dublin Branch 6215 Perimeter Drive Dublin, Ohio	Franklin	Leased	twenty-year lease dated February 2004, with the option to purchase after the tenth year

Sunbury Branch 492 West Cherry Street Sunbury, Ohio	Delaware	Leased	five-year lease dated July 1, 2016, with two five-year renewal options

Westerville Branch 17 North State Street Westerville, Ohio	Franklin	Owned

Administrative Offices 15200 Madison Road, Suite 108 Middlefield, Ohio 44062	Geauga	Owned

Mentor Loan Production Office 8353 Mentor Avenue Mentor, Ohio 44060	Lake	Leased	one-year lease dated September 2015, with the option to renew for two additional one-year terms

At September 30, 2016 the net book value of The Middlefield Banking Company’s investment in premises and equipment totaled $9.9 million.

Legal Proceedings. From time to time Middlefield and The Middlefield Banking Company are involved in various legal proceedings that are incidental to its business. In the opinion of management, no current legal proceedings are material to the financial condition of Middlefield or the subsidiary bank, either individually or in the aggregate.

Voting Securities and Principal Holders. The following table shows the beneficial ownership of Middlefield common stock on November 17, 2016 on the part of each director, each executive officer identified in the Summary Compensation Table, and all directors and executive officers as a group. For purposes of the table, a person is considered to own beneficially any shares over which he or she exercises sole or shared voting or investment power or of which he or she has the right to acquire beneficial ownership within 60 days. Unless noted otherwise, voting power and investment power are exercised solely by the person named or they are shared with members of his or her household. The percentage figures are based on 2,250,893 shares outstanding, plus the number of shares each individual has the right to acquire within 60 days. The percentage ownership of each person identified in the table would be less than 1.0% if 45% of the 960,273 shares of Liberty Bank common stock outstanding are converted into Middlefield common stock at the exchange rate of 1.1934 shares of Middlefield common stock for each share of Liberty Bank common stock, resulting in issuance of 515,695 shares of Middlefield common stock. Middlefield is not aware of any person being owner of more than five percent of Middlefield common stock. To the best of Middlefield’s knowledge no Liberty stockholder to whom Middlefield common stock will be issued in the merger will own more than five percent of Middlefield common stock as a result of issuance of shares in the merger.

Directors, Director Nominees, and Named Executive Officers	Shares Beneficially Owned		Shares Acquirable Within 60 Days By Option Exercise(1)	Percent of Stock
Thomas G. Caldwell, director, President & CEO	14,574	(2)	5,525	(6)
James R. Heslop, II, director, EVP and COO	8,092		3,475	(6)
Eric W. Hummel, director	16,502		0	(6)
Kenneth E. Jones, director	7,764	(3)	2,837	(6)
Darryl E. Mast, director	6,828		0	(6)
James J. McCaskey, director	3,461	(4)	1,500	(6)
Clayton W. Rose III, director	2,870		1,500	(6)
William J. Skidmore, director	5,505		2,837	(6)
Donald L. Stacy, CFO and Treasurer	2,060		3,775	(6)
Robert W. Toth, director	25,371	(5)	1,500	1.19%
Carolyn J. Turk, director	12,322		1,500	(6)
other executive officers (6 people)	1,949		3,800	(6)
all directors, nominees, and executive officers as a group (17 people)	107,297		28,249	5.95%

(1)	Options granted under Middlefield’s 1999 Stock Option Plan or the 2007 Omnibus Equity Plan. Options granted under the plans vest and become exercisable one year after the grant date and have ten-year terms.
(2)	Includes shares held by Mr. Caldwell as custodian for his minor children.
(3)	Includes 1,132 shares held by spouse. Mr. Jones disclaims beneficial ownership of those shares.
(4)	Includes 686 shares held by spouse.
(5)	Includes 4,394 shares held by spouse.
(6)	Does not exceed 1%.

Director Stock Ownership Guidelines. Middlefield’s Corporate Governance Guidelines include stock ownership guidelines for directors. The guidelines state that within three years after election a director should own Middlefield common stock equal in value to at least two times the director’s yearly base compensation for service as a director of The Middlefield Banking Company, and three times base compensation within six years. As of December 31, 2015, the projected annual yearly compensation of a director other than the Chairman of the Board is $21,600.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF MIDDLEFIELD’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This information should be read in conjunction with the consolidated financial statements and accompanying notes to the financial statements. This Management’s Discussion and Analysis contains forward-looking statements. Forward-looking statements are based upon a variety of estimates and assumptions. The estimates and assumptions involve judgments about a number of things, including future economic, competitive, and financial market conditions and future business decisions. These matters are inherently subject to significant business, economic, and competitive uncertainties, all of which are difficult to predict and many of which are beyond Middlefield’s control. Although Middlefield believes its estimates and assumptions are reasonable, actual results could vary materially from those shown. Inclusion of forward-looking information does not constitute a representation by Middlefield or any other person that the indicated results will be achieved. Investors are cautioned not to place undue reliance on forward-looking information. These forward-looking statements may involve significant risks and uncertainties. Although Middlefield believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from the results in these forward-looking statements.

Capital maintenance is a priority. Middlefield’s Tier 1 leverage capital was 8.69% as of December 31, 2015, with total risk-based capital of 13.20%. The Middlefield Banking Company’s Tier 1 leverage capital was 9.23% as of December 31, 2015, with total risk-based capital of 13.73%. In 2015 The Middlefield Banking Company grew the balance sheet as a result of increasing loan volume. We also benefitted from strong income and stockholders’ equity experienced growth. The goal of the elevated capital levels is to account for potential economic stress in the markets in which Middlefield operates and to account for the levels of substandard and other nonperforming assets. At September 30, 2016, Middlefield’s Tier 1 leverage capital was 10.10%, with total risk-based capital of 14.69%, while The Middlefield Banking Company’s Tier 1 leverage capital was 9.02%, with total risk-based capital of 13.0%.

Longer-term prospects for growth. Continued reduction of nonperforming assets continues to be a higher priority than growth. Middlefield does not anticipate significant deposit growth. An increase in loan demand and the availability of high-quality lending opportunities continues to be the driver of growth potential and depends on a broad range of economic factors in the markets in which Middlefield operates, including the condition of real estate markets in northeastern Ohio and in central Ohio.

Nonperforming and classified assets held by the banking industry have decreased from previous elevated levels. Because of uncertainty about economic sustainability and the potential for other factors to have an adverse impact on the prospects for the banking industry, such as national and global economic and political factors, the bank regulatory agencies have insisted that banks increase the size of the buffer that protects a bank from unknown potential adverse events and circumstances: regulatory capital. The total number of banks and savings associations as of the end of 2015 is less than half the number at the end of 1990. Nevertheless, a large percentage of the institutions that remain are small, community-oriented institutions, although the share of total banking assets that they control continues to decline. As an increasing share of the banking universe is occupied by the largest institutions, and taking into account economic, demographic, and technological changes and a greatly expanding regulatory burden, the future of banking favors larger institutions. We believe these factors create a strong incentive for growth through industry consolidation, meaning acquisition of smaller institutions by larger institutions and mergers of smaller institutions as a defense to competitive pressure from larger institutions. We therefore believe that industry consolidation is likely to continue and that the pace of consolidation could actually accelerate.

The trend toward consolidation would be most advantageous for financial institution organizations that have a surplus of capital, a strategy for growth, a strong financial profile, and few if any regulatory supervisory concerns, the ingredients of prompt regulatory approval that could be a significant competitive advantage in the market for financial institution mergers and acquisitions. Our goal is to acquire that advantage, although we give no assurance that our efforts to do so will succeed. We continue to commit significant resources to increase operational effectiveness in The Middlefield Banking Company. We continue to invest resources both to resolve existing nonperforming and substandard assets and to prevent growth in those asset classes.

Critical Accounting Policies. Allowance for loan and lease losses. Arriving at an appropriate level of allowance for loan and lease losses involves a high degree of judgment. Middlefield’s allowance for loan and lease losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio. Management uses historical information to assess the adequacy of the allowance for loan and lease losses as well as the prevailing business environment, which is affected by changing economic conditions and various external factors and which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of Middlefield’s methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of “Notes to Consolidated Financial Statements” of this joint proxy statement/prospectus.

Valuation of Securities. Securities are classified as held to maturity or available for sale on the date of purchase. Only those securities classified as held to maturity are reported at amortized cost. Available-for-sale and trading securities are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income, net of related deferred income taxes, on the Consolidated Balance Sheet. The majority Middlefield’s securities are valued based on prices compiled by third party vendors using observable market data. However, certain securities are less actively traded and do not always have quoted market prices. The determination of their fair value, therefore, requires judgment, as this determination may require benchmarking to similar instruments or analyzing default and recovery rates. Examples include certain collateralized mortgage and debt obligations and high-yield debt securities. Realized securities gains or losses are reported within noninterest income in the Consolidated Statement of Income. The cost of securities sold is based on the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. Investment securities are generally evaluated for OTTI under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 320, Investments – Debt and Equity Securities. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, whether the market decline was affected by macroeconomic conditions and whether Middlefield has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. In analyzing an issuer’s financial condition, Middlefield may consider whether the securities are issued by the federal government or its agencies, or U.S. government-sponsored enterprises, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income or loss. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97.9% of the total available-for-sale portfolio as of December 31, 2015, and more than 98.4% at September 30, 2016, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. Middlefield considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

•	The length of time and the extent to which the fair value has been less than the amortized cost basis.

•	Changes in the near term prospects of the underlying collateral of a security such as changes in default rates, loss severity given default and significant changes in prepayment assumptions.

•	The level of cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities.

•	Any adverse change to the credit conditions and liquidity of the issuer, taking into consideration the latest information available about the overall financial condition of the issuer, credit ratings, recent legislation and government actions affecting the issuer’s industry and actions taken by the issuer to deal with the present economic climate.

Refer to Note 3 in the consolidated financial statements.

Income Taxes. Middlefield estimates income tax expense based on amounts expected to be owed to the various tax jurisdictions in which Middlefield conducts business. On a quarterly basis, management assesses the reasonableness of Middlefield’s effective tax rate based upon management’s current estimate of the amount and components of net income, tax credits and the applicable statutory tax rates expected for the full year. The estimated income tax expense is recorded in the Consolidated Statement of Income.

Deferred income tax assets and liabilities are determined using the balance sheet method and are reported in accrued taxes, interest and expenses in the Consolidated Balance Sheet. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities and recognizes enacted changes in tax rates and laws. Deferred tax assets are recognized to the extent they exist and are subject to a valuation allowance based on management’s judgment that realization is more likely than not.

Accrued taxes represent the net estimated amount due to taxing jurisdictions and are reported in accrued taxes, interest and expenses in the Consolidated Balance Sheet. Middlefield evaluates and assesses the relative risks and appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other information and maintains tax accruals consistent with management’s evaluation of these relative risks and merits. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities and changes to statutory, judicial and regulatory guidance that impact the relative risks of tax positions. These changes, when they occur, can affect deferred taxes and accrued taxes as well as the current period’s income tax expense and can be significant to the operating results of Middlefield.

Goodwill and Other Intangible Assets. Goodwill is the excess of the purchase price over the fair value of the assets acquired in connection with business acquisitions accounted for as purchases. Other intangible assets consist of branch acquisition core deposit premiums. Initially, an assessment of qualitative factors (Step 0) is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then performing the two-step impairment test is unnecessary. However, if we conclude otherwise, then we are required to perform the first step (Step 1) of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value is less than the carrying value, an expense may be required on our books to write down the goodwill to the proper carrying value. Step 2 of impairment testing, which is necessary only if Step 1 fails, compares the implied fair value of the goodwill with the carrying amount of the goodwill.

Middlefield must assess goodwill and other intangible assets each year for impairment. The gross carrying amount of goodwill and intangible assets is tested for impairment in the fourth quarter, after the annual forecasting process.

Fair Value of Financial Instruments. The disclosure of the fair value of financial instruments is based on available market prices or management’s estimates of the fair value of such instruments. Management consults with a third party for available market prices as well as performs calculations of the present value of contractual cash flows discounted at current comparative market inputs. Prepayment estimates are utilized when appropriate.

Changes in Financial Condition

General. Middlefield’s total assets increased $57.6 million or 8.5% to $735.1 million at December 31, 2015 from $677.5 million at December 31, 2014. This was due to an increase in net loans of $63.6 million, which was partially offset by a decrease in investments of $7.8 million.

The increase in Middlefield’s total assets reflects a related increase in total liabilities of $59.2 million or 9.6% to a total balance of $672.8 million at December 31, 2015 from $613.7 million at December 31, 2014. Middlefield experienced a decrease in total stockholders’ equity of $1.6 million.

The increase in total liabilities was due to growth in deposits and short-term borrowings for the year. Total deposits increased $38.3 million or 6.5% to $624.4 million at December 31, 2015 from $586.1 million as of December 31, 2014. Short-term borrowings increased $21.0 million or 141.9% to $35.8 million at December 31, 2015 from $14.8 million as of December 31, 2014. The net decrease in total stockholders’ equity can be attributed to a $6.8 million increase in treasury stock, partially offset by an increase in retained earnings and common stock of $4.7 million and of $0.7 million, respectively.

Cash on hand and Federal funds sold. Cash and due from banks and federal funds sold represent cash and cash equivalents which decreased $1.9 million or 7.4% to $23.7 million at December 31, 2015 from $25.6 million at December 31, 2014. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds.

Securities. Management’s objective in structuring the portfolio is to maintain a prudent level of liquidity while providing an acceptable rate of return without sacrificing asset quality. Maturing securities have historically provided sufficient liquidity. The balance of total securities decreased $7.8 million, or 5.1%, as compared to 2014, with the ratio of securities to total assets decreasing to 19.9% at December 31, 2015, compared to 22.8% at December 31, 2014.

Middlefield benefits from owning mortgage-backed securities, which totaled $26.6 million or 18.6% of Middlefield’s total investment portfolio at December 31, 2015. The primary difference of mortgage-backed securities is the amortization of principal as compared to other types of investment securities, which deliver proceeds upon maturity or call date. The weighted-average federal tax-equivalent (FTE) yield on all debt securities at year-end 2015 was 4.11%, as compared to 4.18% at year-end 2014. While Middlefield’s focus is to generate interest revenue primarily through loan growth, management will continue to invest excess funds in securities when opportunities arise.

Loans receivable. The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within Middlefield’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties and commercial loans to finance the business operations and to a lesser extent construction and consumer loans. Net loans receivable increased $63.6 million or 13.7% to $527.3 million at December 31, 2015 from $463.7 million at December 31, 2014. Included in this growth were increases in real estate mortgages and C&I loans of $63.4 million and $7.6 million, respectively, but partially offset by an $8.2 million decrease in real estate construction loans.

The product mix in the loan portfolio is commercial and industrial loans equaling 8.0%, construction loans 4.1%, residential real estate loans 43.6%, commercial real estate loans 43.4% and consumer loans 0.9% at December 31, 2015 compared with 7.4%, 6.4%, 44.6%, 40.5% and 1.0%, respectively, at December 31, 2014.

Loans contributed 83.3% of total interest income in 2015 and 81.5% in 2014. The loan portfolio yield of 4.81% in 2015 was 30 basis points higher than the average yield for total interest-earning assets. Management recognizes that while the loan portfolio holds some of Middlefield’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. Management follows additional procedures to obtain current borrower financial information annually throughout the life of the loan obligation.

To minimize risks associated with changes in the borrower’s future repayment capacity, Middlefield generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

Middlefield will continue to monitor the size of its loan portfolio growth. Middlefield’s lending markets have rebounded from the suppressed levels of loan originations in previous years. Middlefield anticipates total loan growth to be steady, with volume to continue at a moderate pace. Middlefield remains committed to sound underwriting practices without sacrificing asset quality and avoiding exposure to unnecessary risk that could weaken the credit quality of the portfolio.

FHLB stock. FHLB stock remained unchanged at $1.9 million at December 31, 2015 when compared to the prior year.

Goodwill. Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed annually for impairment and any such impairment is recognized in the period identified by a charge to earnings.

Middlefield values core deposits and monitors the ongoing value of core deposit intangibles and goodwill on an annual basis. Goodwill balances were unchanged in 2015.

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by Middlefield, on the lives of Middlefield’s officers. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by Middlefield as the owner of the policies. BOLI increased by $4.0 million to $13.1 million as of December 31, 2015 from $9.1 million at the end of 2014 as a result of the additional insurance purchases and increases in cash surrender value.

Deposits. Interest-earning assets are funded generally by both interest-bearing and noninterest-bearing core deposits. Deposits are influenced by changes in interest rates, economic conditions and competition from other banks. Middlefield considers various sources when evaluating funding needs, including but not limited to deposits, which represented 93.2% of Middlefield’s total funding sources at December 31, 2015. The deposit base consists of demand deposits, savings, money market accounts and time deposits. Total deposits increased $38.3 million or 6.5% to $624.4 million at December 31, 2015 from $586.1 million at December 31, 2014.

Savings and time deposits are the largest sources of funding for Middlefield’s earning assets, making up a combined 59.6% of total deposits. During 2015, time deposits increased $21.4 million, or 12.6% while savings increased $2.2 million, or 1.2%, from year-end 2014. The time deposit increase is primarily due to growth in out-of-market time deposits.

Demand deposit balances increased in 2015 by $11.8 million, or 7.3%, to finish at $173.7 million at year-end 2015 as compared to $161.9 million at year-end 2014. Middlefield will continue to experience increased competition for deposits in its market areas, which could challenge net growth in its deposit balances. Middlefield will continue to evaluate its deposit portfolio mix to properly employ both retail and wholesale funds to support earning assets and minimize interest costs.

Borrowed funds. Middlefield uses short and long-term borrowings as another source of funding to benefit asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, lines of credit from other banks and repurchase agreement borrowings. Borrowed funds increased $20.4 million or 79.9% to $45.8 million at December 31, 2015 from $25.4 million at December 31, 2014. Short-term borrowings increased $21.0 million in order to fund loan growth and purchase treasury shares.

Stockholders’ equity. Middlefield maintains a capital level that exceeds regulatory requirements as a margin of safety for its depositors and shareholders. All of the capital ratios exceeded the regulatory well-capitalized guidelines.

Stockholders’ equity totaled $62.3 million at December 31, 2015, compared to $63.9 million at December 31, 2014, which represents a decrease of 2.4%. Treasury stock increased $6.8 million, or 100.7%, from $6.7 million at December 31, 2014. Retained earnings increased $4.7 million resulting from net income, less cash dividends paid of $2.2 million, or $1.07 per share, year-to-date. Common stock increased $0.7 million or 1.9% to $36.2 million at December 31, 2015 from $35.5 million at December 31, 2014. Middlefield maintains a dividend reinvestment and stock purchase plan. The plan allows shareholders to purchase additional shares of Company stock. A benefit of the plan is to permit the shareholders to reinvest cash dividends as well as make supplemental purchases without the usual payment of brokerage commissions. During 2015, shareholders invested $0.7 million through the dividend reinvestment and stock purchase plan. These proceeds resulted in the issuance of 20,393 new shares at an average price of $32.17.

Average Balance Sheet and Yield/Rate Analysis. The following tables set forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of these tables, average balances are calculated using monthly averages and the average loan balances include nonaccrual loans and exclude the allowance for loan and lease losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax-equivalent basis utilizing a federal tax rate of 34%.

	For the Twelve Months Ended December 31,
	2015			2014			2013
(Dollars in thousands)	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest-earning assets:
Loans receivable	$494,931	$23,824	4.81%	$455,035	$22,726	4.99%	$415,610	$22,496	5.41%
Investment securities (3)	152,015	4,627	4.11%	158,585	5,023	4.18%	182,942	5,558	3.90%
Interest-bearing deposits with other banks	23,855	144	0.60%	33,119	125	0.38%	38,117	124	0.33%

Total interest-earning assets	670,801	28,595	4.51%	646,739	27,874	4.56%	636,669	28,178	4.67%

Noninterest-earning assets	39,470			24,845			24,278

Total assets	$710,271			$671,584			$660,947

Interest-bearing liabilities:
Interest-bearing demand deposits	$62,064	191	0.31%	$59,484	193	0.32%	$81,941	215	0.26%
Money market deposits	76,034	312	0.41%	75,443	300	0.40%	77,991	303	0.39%
Savings deposits	179,095	542	0.30%	177,958	560	0.31%	178,678	608	0.34%
Certificates of deposit	190,097	2,381	1.25%	180,634	2,580	1.43%	184,539	3,583	1.94%
Borrowings	22,108	394	1.78%	19,567	437	2.23%	20,451	541	2.65%

Total interest-bearing liabilities	529,398	3,820	0.72%	513,086	4,070	0.79%	543,600	5,250	0.97%

Noninterest-bearing liabilities:
Other liabilities	116,218			99,511			63,971
Stockholders’ equity	64,655			58,987			53,376

Total liabilities and stockholders’ equity	$710,271			$671,584			$660,947

Net interest income		$24,775			$23,804			$22,928

Interest rate spread (1)			3.78%			3.77%			3.71%
Net interest margin (2)			3.94%			3.93%			3.85%
Ratio of average interest-earning assets to average interest-bearing liabilities			126.71%			126.05%			117.12%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities
(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	Tax-equivalent adjustments to interest income for tax-exempt securities were $1,628, $ 1,611, and $ 1,568 for 2015, 2014, and 2013, respectively.

	For the Three Months Ended September 30,
	2016			2015
(Dollar amounts in thousands)	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest-earning assets:
Loans receivable	$580,798	$6,459	4.42%	$503,790	$5,971	4.70%
Investment securities (3)	124,998	922	4.06%	153,316	1,150	4.05%
Interest-bearing deposits with other banks	23,824	39	0.65%	32,782	30	0.36%

Total interest-earning assets	729,620	7,420	4.24%	689,888	7,151	4.35%

Noninterest-earning assets	39,683			26,302

Total assets	$769,303			$716,190

Interest-bearing liabilities:
Interest-bearing demand deposits	$69,666	$54	0.31%	$66,041	$53	0.32%
Money market deposits	82,718	84	0.40%	75,137	78	0.41%
Savings deposits	173,311	106	0.24%	179,416	134	0.30%
Certificates of deposit	183,340	677	1.47%	196,026	611	1.24%
Borrowings	45,281	105	0.92%	16,272	83	2.02%

Total interest-bearing liabilities	554,316	1,026	0.74%	532,892	959	0.71%

Noninterest-bearing liabilities
Other liabilities	136,913			121,227
Stockholders’ equity	78,074			62,071

Total liabilities and stockholders’ equity	$769,303			$716,190

Net interest income		$6,394			$6,192

Interest rate spread (1)				3.50%		3.64%
Net interest margin (2)				3.68%		3.80%
Ratio of average interest-earning assets to average interest-bearing liabilities				131.63%		129.46%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing
(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	Tax-equivalent adjustments to interest income for tax-exempt securities were $ 354 and $417 for the three months ended September 30 2016 and 2015, respectively .

	For the Nine Months Ended September 30,
	2016			2015
(Dollars in thousands)	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Interest-earning assets:
Loans receivable	$556,764	$18,949	4.55%	$486,438	$17,656	4.85%
Investment securities (3)	135,836	3,092	4.17%	153,531	3,488	4.10%
Interest-bearing deposits with other banks	22,254	132	0.79%	36,942	108	0.39%

Total interest-earning assets	714,854	22,173	4.36%	676,911	21,252	4.44%

Noninterest-earning assets	36,850			24,768

Total assets	$751,704			$701,679

Interest-bearing liabilities:
Interest-bearing demand deposits	$66,045	$147	0.30%	$62,260	$145	0.31%
Money market deposits	81,091	250	0.41%	75,393	231	0.41%
Savings deposits	175,725	323	0.25%	179,119	409	0.00%
Certificates of deposit	186,268	1,945	1.39%	190,883	1,796	1.26%
Borrowings	44,940	452	1.34%	18,093	251	1.85%

Total interest-bearing liabilities	554,069	3,117	0.75%	525,748	2,832	0.72%

Noninterest-bearing liabilities
Other liabilities	127,554			112,787
Stockholders’ equity	70,081			63,144

Total liabilities and stockholders’ equity	$751,704			$701,679

Net interest income		$19,056			$18,420

Interest rate spread (1)			3.61%			3.72%
Net interest margin (2)			3.78%			3.88%
Ratio of average interest-earning assets to average interest-bearing liabilities			129.02%			128.75%

(1)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing
(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	Tax-equivalent adjustments to interest income for tax-exempt securities were $ 1,147 and $ 1,222 for the nine months ended September 30, 2016 and 2015, respectively.

Analysis of Changes in Net Interest Income. The following tables analyze the changes in interest income and interest expense in terms of: (1) changes in volume of interest-earning assets and interest-bearing liabilities and (2) changes in yields and rates. The table reflects the extent to which changes in interest income and interest expense are attributable to changes in rate (change in rate multiplied by prior period volume), changes in volume (changes in volume multiplied by prior period rate) and changes attributable to the combined impact of volume/rate (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume/rate are allocated on a consistent basis between the volume and rate variances. Changes in interest income on securities reflects the changes in interest income on a fully tax-equivalent basis.

	three months ended September 30
	2016 versus 2015
	Increase (decrease) due to
(Dollar amounts in thousands)	Volume	Rate	Total
Interest-earning assets:
Loans receivable	$910	$(422)	$488
Investment securities	(288)	60	(228)
Interest-bearing deposits with other banks	(8)	17	9

Total interest-earning assets	614	(345)	269

Interest-bearing liabilities:
Interest-bearing demand deposits	3	(2)	1
Money market deposits	8	(2)	6
Savings deposits	(5)	(23)	(28)
Certificates of deposit	(40)	106	66
Borrowings	147	(125)	22

Total interest-bearing liabilities	113	(46)	67

Net interest income	$501	$(299)	$202

	nine months ended September 30,
	2016 versus 2015
	Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total
Interest-earning assets:
Loans receivable	$2,553	$(1,260)	$1,293
Investment securities	(543)	147	(396)
Interest-bearing deposits with other banks	(43)	67	24

Total interest-earning assets	1,967	(1,046)	921

Interest-bearing liabilities:
Interest-bearing demand deposits	9	(7)	2
Money market deposits	17	2	19
Savings deposits	—	(86)	(86)
Certificates of deposit	(44)	193	149
Borrowings	372	(171)	201

Total interest-bearing liabilities	354	(69)	285

Net interest income	$1,613	$(977)	$636

	Year Ended December 31,
	2015 versus 2014			2014 versus 2013
	Increase (decrease) due to			Increase (decrease) due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:
Loans receivable	$1,956	$(858)	$1,098	$2,052	$(1,822)	$230
Investment securities	(273)	(123)	(396)	(984)	449	(535)
Interest-bearing deposits with other banks	(45)	64	19	(18)	19	1

Total interest-earning assets	1,638	(917)	721	1,050	(1,354)	(304)

Interest-bearing liabilities:
Interest-bearing demand deposits	8	(10)	(2)	(66)	44	(22)
Money market deposits	2	10	12	(10)	7	(3)
Savings deposits	4	(22)	(18)	(2)	(46)	(48)
Certificates of deposit	127	(326)	(199)	(66)	(937)	(1,003)
Borrowings	51	(94)	(43)	(22)	(82)	(104)

Total interest-bearing liabilities	192	(442)	(250)	(166)	(1,014)	(1,180)

Net interest income	$1,446	$(475)	$971	$1,216	$(340)	$876

Allowance for Loan and Lease Losses. The allowance for loan and lease losses (“ALLL”) represents the amount management estimates is adequate to provide for probable losses inherent in the loan portfolio as of the balance sheet date. Accordingly, all loan losses are charged to the allowance, and all recoveries credited to it. The ALLL is established through a provision for loan losses, which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the ALLL, taking into account the overall risk characteristics of the various portfolio segments, Middlefield’s loan loss experience, the impact of economic conditions on borrowers, and other relevant factors. The estimates used to determine the adequacy of the ALLL, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term. The total ALLL is a combination of a specific allowance for identified problem loans and a general allowance for homogeneous loan pools.

The allowance for loan and lease loss balance as of December 31, 2015 totaled $6.4 million representing a $0.4 million decrease from the end of 2014. For the year of 2015, the provision for loan losses was $0.3 million which represented a decrease of $0.1 million from the $0.4 million provided during 2014. Asset quality is a high priority in our overall business plan as it relates to long-term asset growth projections. During 2015, net charge-offs increased by $0.2 million to $0.8 million compared to $0.6 million in 2014. Two key ratios to monitor asset quality performance are net charge-offs/average loans and the allowance for loan and lease losses/nonperforming loans. At year-end 2015, these ratios were 0.16% and 62.2%, respectively, compared to 0.13% and 75.7% in 2014.

The specific allowance incorporates the results of measuring impaired loans. The formula allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management’s determination of the amounts necessary for concentrations and changes in mix and volume of the loan portfolio, and consideration of historical loss experience.

The non-specific allowance is determined based upon management’s evaluation of existing economic and business conditions affecting the key lending areas of Middlefield and other conditions, such as new loan products, credit quality trends, collateral values, unique industry conditions within portfolio segments that existed as of the balance sheet date, and the impact of those conditions on the collectability of the loan portfolio. Management reviews these conditions quarterly. The non-specific allowance is subject to a higher degree of uncertainty because it considers risk factors that may not be reflected in the historical loss factors.

Although management uses the best information available to make the determination of the adequacy of the ALLL at December 31, 2015, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions, and reductions in income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review a Bank’s ALLL. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The following table sets forth information concerning Middlefield’s ALLL at the dates and for the periods presented.

	For the Years Ended December 31,
(Dollars in thousands)	2015	2014	2013
Allowance balance at beginning of period	$6,846	$7,046	$7,779
Loans charged off:
Commercial and industrial	(280)	(237)	(419)
Real estate-construction	(385)	—	(191)
Real estate-mortgage:
Residential	(425)	(671)	(675)
Commercial	(92)	(260)	—
Consumer installment	(15)	(44)	(45)

Total loans charged off	(1,197)	(1,212)	(1,330)

Recoveries of loans previously charged-off:
Commercial and industrial	207	121	191
Real estate-construction	—	60	33
Real estate-mortgage:
Residential	186	267	107
Commercial	5	40	46
Consumer installment	23	154	24

Total recoveries	421	642	401

Net loans charged off	(776)	(570)	(929)
Provision for loan losses	315	370	196

Allowance balance at end of period	$6,385	$6,846	$7,046

Loans outstanding:
Average	$494,931	$455,035	$415,610
End of period	533,710	470,584	435,725
Ratio of allowance for loan and lease losses to loans outstanding at end of period	1.20%	1.45%	1.62%
Net charge-offs to average loans	0.16%	0.13%	0.22%

The following table illustrates the allocation of Middlefield’s allowance for probable loan losses for each category of loan for each reported period. The allocation of the allowance to each category is not necessarily indicative of future loss in a particular category and does not restrict our use of the allowance to absorb losses in other loan categories.

	At December 31,
	2015		2014		2013
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
(Dollars in Thousands)
Type of Loans:
Commercial and industrial	$867	8.0%	$642	12.9%	$614	12.5%
Real estate construction	276	4.2	868	6.4	576	5.9
Mortgage:
Residential	3,139	43.6	3,703	48.4	3,664	48.3
Commercial	2,078	43.4	1,576	31.3	2,170	32.4
Consumer installment	25	0.9	57	1.0	22	0.9

Total	$6,385	100.0%	$6,846	100.0%	$7,046	100.0%

Nonperforming assets. Nonperforming assets includes nonaccrual loans, troubled debt restructurings (TDRs), loans 90 days or more past due, assets purchased by EMORECO, OREO, and repossessed assets. A loan is classified as nonaccrual when, in the opinion of management, there are serious doubts about collectability of interest and principal. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of principal and interest is doubtful. Payments received on nonaccrual loans are applied against principal.

TDRs are those loans which Middlefield, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that Middlefield would not otherwise consider. Middlefield has 30 TDRs with a total balance of $3.1 million as of December 31, 2015 compared to 25 TDRs totaling $2.9 million as of December 31, 2014. Nonperforming loans amounted to $10.3 million or 1.9% of total loans and $9.0 million or 1.9% of total loans at December 31, 2015 and December 31, 2014, respectively. Of the nonperforming loans, 80.9% are secured by real estate as of December 31, 2015 as compared to 92.8% at December 31, 2014.

A major factor in determining the appropriateness of the ALLL is the type of collateral which secures the loans. Although this does not insure against all losses, the real estate provides substantial recovery, even in a distressed-sale and declining-value environment. The Middlefield Banking Company’s objective is to work with the borrower to minimize the burden of the debt service and to minimize the future loss exposure to Middlefield.

The following table summarizes nonperforming assets by category at December 31, 2013, 2014, and 2015.

	At December 31,
	2015	2014	2013
	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis:
Commercial and industrial	$1,450	$365	$214
Real estate – construction	130	587	—
Real estate-mortgage:
Residential	4,122	5,438	7,566
Commercial	1,842	955	743
Consumer installment	1	2	8

Total nonaccrual loans	7,545	7,347	8,531

Troubled debt restructuring:
Commercial and industrial	509	250	1,352
Real estate – construction	129	—	—
Real estate-mortgage:
Residential	1,398	1,015	987
Commercial	680	265	1,420
Consumer installment	—	6	—

Total troubled debt restructuring	2,716	1,536	3,759

Accruing loans which are contractually past due 90 days or more:
Commercial and industrial	—	—	38
Real estate – construction	—	—	—
Real estate-mortgage:
Residential	2	165	143
Commercial	—	—	—
Consumer installment	—	—	—

Total accruing loans which are contractually past due 90 days or more	2	165	181

Total nonperforming loans	10,263	9,048	12,471
Other real estate owned	1,412	2,590	2,698

Total nonperforming assets	$11,675	$11,638	$15,169

Total nonperforming loans to total loans	1.92%	1.92%	2.82%

Total nonperforming loans to total assets	1.40%	1.34%	1.90%

Total nonperforming assets to total assets	1.59%	1.72%	2.32%

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Payments received on nonaccrual loans are recorded as income or applied against principal according to management’s judgment as to the collectability of principal.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement, including all troubled debt restructurings. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if Middlefield expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. Management evaluates all loans identified as impaired individually. Middlefield estimates credit losses on impaired loans based on the present value of expected cash flows, or the fair value of the underlying collateral if loan repayment is expected to come from the sale or operation of the collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until that time, an allowance for loan and lease loss is maintained for estimated losses.

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $259,000 in 2015; $207,000 in 2014; and $439,000 in 2013. Management is not aware of any trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity, or capital resources.

Changes in Financial Condition: September 30, 2016

General. Middlefield’s total assets ended the September 30, 2016 quarter at $762.3 million, an increase of $27.1 million or 3.7% from December 31, 2015. For the same time period, cash and cash equivalents decreased $474 thousand, or 2.0% while net loans increased $52.7 million, or 10.0%. Total liabilities increased $11.2 million, or 1.7% while stockholders’ equity increased $15.89 million, or 25.5%.

On June 30, 2016, Middlefield sold 360,815 shares of its common stock, without par value, at a purchase price of $33 per share, or an aggregate of $11,906,895.00, to certain institutional accredited investors pursuant to subscription agreements between Middlefield and such institutional investors in a private placement offering. Middlefield used the proceeds of the private placement to repay outstanding borrowings of approximately $9.5 million and for general corporate purposes.

Cash and cash equivalents. Cash and due from banks and Federal funds sold represent cash and cash equivalents. Cash and cash equivalents decreased $474 thousand at September 30, 2016 from $23.8 million at December 31, 2015. Deposits from customers into savings and checking accounts, loan and securities repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, purchases of investment securities and repayments of borrowed funds.

Investment securities. Investment securities available for sale on September 30, 2016 totaled $123.1 million, a decrease of $23.4 million or 16% from $146.5 million at December 31, 2015. During this period Middlefield recorded repayments, calls, and maturities of $17.9 million. Sales of securities were $9.1 million with a net realized gain of $303,000. Securities purchases were $1.7 million during this period.

Loans receivable. The loans receivable category consists primarily of single-family mortgage loans used to purchase or refinance personal residences located within Middlefield’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties, and to a lesser extent, construction and consumer loans. Net loans receivable increased $52.7 million or 10.0% to $580 million as of September 30, 2016 from $527.3 million at December 31, 2015 due to strategic growth goals. Included in this amount were increases in the residential real estate, commercial and industrial, and commercial real estate portfolios of $26.5 million, or 11.4%, $16.8 million, or 39.6%, and $13.9 million, or 6.0%, respectively. The construction portfolio decreased by $4.5 million, or 20.35%.

Middlefield’s Mortgage Banking operation generates loans for sale to FHLMC. Loans held for sale on September 30, 2016 totaled $0.9 million, a decrease of $0.2 million, or 20%, from December 31, 2015. This decrease is the result of fewer funded loans being held in the warehouse at quarter end.

Allowance for loan and lease losses and Asset Quality. Middlefield maintained the allowance for loan and lease losses at $6.3 million, or 1.1% of total loans, at September 30, 2016. For the three months ended September 30, 2016, net loan charge-offs totaled $137,000, or 0.09% of average loans, compared to net charge-offs of $131,000, or 0.10%, for the same period in 2015. To maintain the allowance for loan and lease losses,

Middlefield recorded a provision for loan loss of $105,000 in the three month period ending September 30, 2016. For the nine months ended September 30, 2016, net loan charge-offs totaled $366,000, or 0.09% of average loans, compared to net charge-offs of $736,000, or 0.20%, for the same period in 2015. To maintain the allowance for loan and lease losses, Middlefield recorded a provision for loan loss of $315,000 in the nine month period ending September 30, 2016.

Management analyzes the adequacy of the allowance for loan and lease losses regularly through reviews of the performance of the loan portfolio considering economic conditions, changes in interest rates and the effect of such changes on real estate values and changes in the amount and composition of the loan portfolio. The allowance for loan and lease losses is a significant estimate that is particularly susceptible to changes in the near term. Such evaluation includes a review of all loans designated as impaired, historical loan loss experience, the estimated fair value of the underlying collateral, economic conditions, current interest rates, trends in the borrower’s industry and other factors that management believes warrant recognition in providing for an appropriate allowance for loan and lease losses. Future additions or reductions to the allowance for loan and lease losses will be dependent on these factors. Additionally, Middlefield uses an outside party to conduct an independent review of commercial and commercial real estate loans that is designed to test management conclusions of risk ratings and the appropriateness of the allowance allocated to these loans. Middlefield uses the results of this review to help determine the effectiveness of policies and procedures and to assess the adequacy of the allowance for loan and lease losses allocated to these types of loans. Management believes the allowance for loan and lease losses is appropriately stated at June 30, 2016. Based on the variables involved and management’s judgments about uncertain outcomes, the determination of the allowance for loan and lease losses is considered a critical accounting policy.

Nonperforming assets. Middlefield has 27 TDRs with a total balance of $32.3 million as of September 30, 2016. Nonperforming loans secured by real estate totaled $8.8 million as of September 30, 2016, a decrease of $1.5 million from $10.3 million at December 31, 2015.

	Asset Quality History
(Dollar amounts in thousands)	9/30/2016	6/30/2016	3/31/2016	12/31/2015	9/30/2015
Nonperforming loans	$12,675	$9,491	$10,508	$10,263	$8,921
Real estate owned	1,205	1,142	1,447	1,412	2,006

Nonperforming assets	$13,880	$10,633	$11,955	$11,675	$10,927

Allowance for loan and lease losses	6,334	6,366	6,357	6,385	6,320

Ratios
Nonperforming loans to total loans	2.16%	1.64%	1.98%	1.92%	1.75%
Nonperforming assets to total assets	1.82%	1.40%	1.63%	1.59%	1.54%
Allowance for loan and lease losses to total loans	1.08%	1.10%	1.20%	1.20%	1.24%
Allowance for loan and lease losses to nonperforming loans	49.97%	67.07%	60.50%	62.21%	70.84%

A major factor in determining the appropriateness of the allowance for loan and lease losses is the type of collateral which secures the loans. Of the total nonperforming loans at September 30, 2016, 87.97% were secured by real estate. Although this does not insure against all losses, the real estate typically provides for at least partial recovery, even in a distressed-sale and declining-value environment. Middlefield’s objective is to minimize future loss exposure.

Deposits. Middlefield considers various sources when evaluating funding needs, including but not limited to deposits, which are a significant source of funds totaling $639.3 million or 93.8% of Middlefield’s total funding sources at September 30, 2016. Total deposits increased $14.9 million or 2.4% at September 30, 2016 from $624.4 million at December 31, 2015. The increase in deposits is primarily related to increases in noninterest-

bearing demand and interest-bearing demand of $19.8 million or 17% and $9.8 million or 17.2%, respectively, at September 30, 2016. These increases were partially offset by decreases in time and savings accounts of $6.3 million, and $7.4 million, respectively.

Borrowed funds. Middlefield uses short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances, junior subordinated debt, short-term borrowings from other banks, federal funds purchased, and repurchase agreements. Short-term borrowings decreased $3.0 million, or 8.4%, to $32.8 million as of September 30, 2016.

Stockholders’ equity. Stockholders’ equity increased $15.9 million, or 25.5%, to $78.2 million at September 30, 2016 from $62.3 million at December 31, 2015. This growth was largely the result of an increase in common stock of $11.6 million, or 32.1%. The increase in stockholders’ equity is primarily the result of the proceeds from the private placement discussed above. This growth was also the result of increases in retained earnings and accumulated other comprehensive income (“AOCI”) of $3.0 million and $1.2 million, respectively. The change to AOCI is due to available-for-sale securities fair value adjustments and the change in retained earnings is due to the year to date net income offset by dividends paid.

Results of Operations: 2015 Compared to 2014

Middlefield posted net income of $6.9 million, compared to $7.2 million for the year ended December 31, 2014. On a per share basis, 2015 earnings were $3.39 per diluted share, representing a decrease from the $3.50 per diluted share for the year ended December 31, 2014. The return on average equity for the year ended December 31, 2015, was 10.62% and Middlefield’s return on average assets was 0.97%.

Net interest income. Net interest income, which is Middlefield’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $1.0 million in 2015 to $24.8 million compared to $23.8 million for 2014. This increase is the result of a $0.7 million increase in interest income and $0.3 million decrease in interest expense. Interest-earning assets averaged $670.8 million during 2015, a year-over-year increase of $24.1 million from $646.7 million for 2014. Middlefield’s average interest-bearing liabilities increased from $513.1 million in 2014 to $529.4 million in 2015.

The profit margin, or spread, on invested funds is a key performance indicator. Middlefield monitors two key performance indicators – net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2015 the net interest margin, measured on a fully taxable equivalent basis, increased to 3.94%, compared to 3.93% in 2014.

Interest income. Interest income increased $0.7 million to $28.6 million for 2015 which is attributable to a $1.1 million increase in interest and fees on loans. This change was the result of an increase in the average balance of loans receivable, partially offset by a lower yield on the portfolio. The average balance of loans receivable increased by $39.9 million or 8.8% to $494.9 million for the year ended December 31, 2015 as compared to $455.0 million for the year ended December 31, 2014. The loans receivable yield decreased to 4.81% for 2015, from 4.99% in 2014.

Interest on investment securities decreased $0.4 million to $4.6 million for 2015, compared to $5.0 million for 2014. The average balance of investment securities decreased $6.6 million to $152.0 million for the year ended December 31, 2015 as compared to $158.6 million for the year ended December 31, 2014. The investment securities yield slipped 7 basis points to 4.11% for 2015, compared to 4.18% for 2014.

Interest expense. Interest expense decreased $0.3 million or 6.1% to $3.8 million for 2015, compared with $4.1 million for 2014. This change in interest expense can be attributed to a 7 basis point decline in the rate paid on these liabilities, partially offset by an increase in the average balance of interest-bearing liabilities. For the year ended December 31, 2015 the average balance of interest-bearing liabilities increased by $16.3 million to $529.4 million as compared to $513.1 million for the year ended December 31, 2014. Interest incurred on deposits declined by $0.2 million for the year from $3.6 million in 2014 to $3.4 million for year-end 2015. The change in deposit expense was due to the declining average balance as well as a 6 basis point decline during the year. Interest expense incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings declined 9.8% from 2014. The decline was due to a 45 basis point decrease in the rate paid on these borrowings during the year.

Loan Loss Provision. The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2015 was $0.3 million compared to $0.4 million in 2014. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease losses, actual loan losses could exceed the amounts that have been charged to operations. The ratio of the allowance for loan and lease losses to total loans decreased to 1.20% of total loans at December 31, 2015 compared to the 1.45% at December 31, 2014.

During the fourth quarter of 2009, Middlefield created a new entity, EMORECO, Inc., which is designed to aid in troubled asset resolution. Since its inception, EMORECO has purchased $5.8 million of nonperforming assets.

Noninterest income. Noninterest income increased $0.4 million or 12.7% to $4.0 million for 2015 compared to $3.6 million for 2014. The increase is due to increase an increase in earnings on bank-owned life insurance.

Noninterest expense. Operating expenses increased $2.2 million, or 12.5% to $20.1 million for 2015 compared to $17.9 million for 2014. Salaries and benefits, other expense, and advertising expense increased $0.9 million, $0.6 million, and $0.2 million, or 10.6%, 22.1%, and 47.7%, respectively. The salaries increased as a result of the addition of key people and pay increases. The primary driver of increase in other expense was an increase in miscellaneous loan expense. Advertising expense increased as a result of strategic branding efforts. These were partially offset by a decrease in loss on other real estate owned of $0.2 million.

Provision for Income Taxes. The provision for income taxes decreased by $0.4 million, or 21.6%, to $1.6 million for 2015 from $2.0 million for 2014. Middlefield’s effective federal income tax rate in 2015 was 18.5% compared to 21.7% in 2014.

Results of Operations: 2014 Compared to 2013

Middlefield posted net income of $7.2 million, compared to $7.0 million for the year ended December 31, 2013. On a per share basis, 2014 earnings were $3.50 per diluted share, representing an increase from the $3.47 per diluted share for the year ended December 31, 2013. The return on average equity for the year ended December 31, 2014, was 12.17% and Middlefield’s return on average assets was 1.07%.

Net interest income. Net interest income, which is Middlefield’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest-earning assets and interest-bearing liabilities. Net interest income increased by $0.9 million in 2014 to $23.8 million compared to $22.9 million for 2013. This increase is the net result of a $1.2 million decrease in interest expense which was partially offset by a decrease in interest income of $0.3 million. Interest-earning assets averaged $644.9 million during 2014, a year-over-year increase of $8.2 million from $636.7 million for 2013. Middlefield’s average interest-bearing liabilities decreased from $543.6 million in 2013 to $513.1 million in 2014.

The profit margin, or spread, on invested funds is a key performance indicator. Middlefield monitors two key performance indicators – net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2014 the net interest margin, measured on a fully taxable equivalent basis, increased to 3.93%, compared to 3.85% in 2013.

Interest income. Interest income decreased $0.3 million to $27.9 million for 2014 which is attributable to a $0.6 million decrease in taxable interest on investment securities. The change in interest income on securities was the result of a decrease in the average balance of investment securities, partially offset by a higher yield on the portfolio. The average balance of investment securities decreased by $24.4 million or 13.3% to $158.6 million for the year ended December 31, 2014 as compared to $182.9 million for the year ended December 31, 2013. The investment security yield increased to 4.18% for 2014, from 3.90% in 2013.

Interest and fees on loans increased $0.2 million to $22.7 million for 2014, compared to $22.5 million for 2013. The average balance of loans increased $39.4 million to $455.0 million for the year ended December 31, 2014 as compared to $415.6 million for the year ended December 31, 2013 which was offset by a decline in the loan yield to 4.99% for 2014, compared to 5.41% for 2013.

Interest expense. Interest expense decreased $1.2 million or 22.5% to $4.1 million for 2014, compared with $5.3 million for 2013. This change in interest expense can be attributed to an 18 basis point decline in the rate paid on these liabilities, as well as a decrease in the average balance of interest-bearing liabilities. For the year ended December 31, 2014 the average balance of interest-bearing liabilities decreased by $30.5 million to $513.1 million as compared to $543.6 million for the year ended December 31, 2013. Interest incurred on deposits declined by $1.1 million for the year from $4.7 million in 2013 to $3.6 million for year-end 2014. The change in deposit expense was due to the declining average balance as well as a 16 basis point decline during the year. Interest expense incurred on FHLB advances, repurchase agreements, junior subordinated debt and other borrowings declined $0.1 million or 19.2% to $0.4 million for 2014, compared to $0.5 million for 2013. The decline was compounded by a 42 basis point decrease in the rate paid on these borrowings during the year.

Loan Loss Provision. The provision for loan losses is an operating expense recorded to maintain the related balance sheet allowance for loan and lease losses at an amount considered adequate to cover probable losses incurred in the normal course of lending. The provision for loan losses for the year ended December 31, 2014 was $0.4 million compared to $0.2 million in 2013. The loan loss provision is based upon management’s assessment of a variety of factors, including types and amounts of nonperforming loans, historical loss experience, collectability of collateral values and guaranties, pending legal action for collection of loans and related guaranties, and current economic conditions. The loan loss provision reflects management’s judgment of the current period cost-of-credit risk inherent in the loan portfolio. Although management believes the loan loss provision has been sufficient to maintain an adequate allowance for loan and lease losses, actual loan losses could exceed the amounts that have been charged to operations. The ratio of the allowance for loan and lease losses to total loans decreased to 1.45% of total loans at December 31, 2014 compared to the 1.62% at December 31, 2013.

During the fourth quarter of 2009, Middlefield created a new entity, EMORECO, Inc., which is designed to aid in troubled asset resolution. Since its inception, EMORECO has purchased $5.8 million of nonperforming assets.

Noninterest income. Noninterest income increased $0.4 million or 14.13% to $3.6 million for 2014 compared to $3.1 million for 2013. The increase is largely due to increases in investment security gains and gains on sale of loans of $0.2 million each. This amount was partially offset by a decrease to service charges on deposit accounts of $0.1 million.

Noninterest expense. Operating expenses increased $1.0 million, or 5.8% to $17.9 million for 2014 compared to $16.9 million for 2013. Salaries and benefits, other expense, and losses on other real estate owned increased $0.9 million, $0.4 million, and $0.2 million, or 11.4%, 15.8%, and 916.7%, respectively. These were partially offset by a decrease in Ohio state franchise tax of $0.3 million, or 44.7%.

Provision for Income Taxes. The provision for income taxes was essentially unchanged at $2.0 million for 2014. Middlefield’s effective federal income tax rate in 2014 was 21.7% compared to 22.0% in 2013.

Results of Operations: September 30, 2016 Compared to September 30, 2015

Net income for the three months ended September 30, 2016, was $1.3 million, a $639,000, or 32.2% decrease from the amount earned during the same period in 2015. Diluted earnings per share for the quarter decreased to $0.60, compared to $0.96 from the same period in 2015. Net income for the nine months ended September 30, 2016, was $4.8 million, a $359,000, or 7.0% decrease from the amount earned during the same period in 2015. Diluted earnings per share decreased to $2.30, compared to $2.47 from the same period in 2015.

Middlefield’s annualized return on average assets (ROA) and return on average equity (ROE) for the quarter were .69% and 6.84%, respectively, compared with 1.10% and 12.67% for the same period in 2015. Middlefield’s ROA and ROE for the nine month period were 0.85% and 9.07%, respectively, compared with 0.97% and 10.83% for the same period in 2015.

Net interest income. Net interest income, the primary source of revenue, is determined by the interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets, and the relative amounts of interest-earning assets and interest-bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest-earning assets and liabilities affect net interest income. Historically from an interest rate risk perspective, it has been management’s goal to maintain a balance between steady net interest income growth and the risks associated with interest rate fluctuations.

Net interest income for the three months ended September 30, 2016 totaled $6.4 million, an increase of 3.3% from that reported in the comparable period of 2015. The net interest margin was 3.68% for the third quarter of 2016, down from the 3.80% reported for the same quarter of 2015. The decrease is attributable to a $39.7 million increase in average assets earning interest at a lower rate than the same period in 2015. Net interest income for the nine months ended September 30, 2016 totaled $19.1 million, an increase of 3.5% from that reported in the comparable period of 2015. The net interest margin was 3.78%, down from the 3.88% reported for the same period of 2015. The decrease is attributable to a $37.9 million increase in average assets earning interest at a lower rate than the same period in 2015.

Interest income. Interest income increased $269,000, or 3.8%, for the three months ended September 30, 2016, compared to the same period in the prior year. This is attributable to an increase in interest and fees on loans of $488,000, partially offset by a decrease in interest earned on investment securities of $228,000. Interest income increased $921,000, or 4.3%, for the nine months ended September 30, 2016, compared to the same period in the prior year. This is attributable to an increase in interest and fees on loans of $1.3 million, partially offset by a decrease in interest earned on investment securities of $396,000. Interest earned on loans receivable increased $488,000, or 8.2%, for the three months ended September 30, 2016, compared to the same period in the prior year. This is attributable to an increase in average loan balances of $77.0 million, partially offset by a 28 basis point decrease in the average yield, to 4.42%. Interest earned on loans receivable increased $1.3 million or 7.3%, for the nine months ended September 30, 2016, compared to the same period in the prior year. This is attributable to an increase in average loan balances of $70.3 million, partially offset by a 30 basis point decrease in the average yield, to 4.55%.

Interest earned on securities decreased by $228,000 for the three months ended September 30, 2016 when compared to the same period in the prior year. The average balance decreased $28.3 million, or 18.47% while the 4.06% yield on the investment portfolio increased by 1 basis point, from 4.05%, for the same period in the prior year. Interest earned on securities decreased by $396,000 for the nine months ended September 30, 2016 when compared to the same period in the prior year. The average balance decreased $17.7 million, or 11.53% while the 4.17% yield on the investment portfolio increased by 7 basis points, from 4.10%, for the same period in the prior year.

Interest expense. Interest expense increased $67,000, or 7%, for the three months ended September 30, 2016, compared to the same period in the prior year. The increase is largely attributable to an increase of $29.0 million, or 178%, in the average balance of borrowings, partially offset by a decrease in cost of 110 basis points. Interest expense increased $285,000, or 10.1%, for the nine months ended September 30, 2016, compared to the same period in the prior year. The increase is largely attributable to an increase of $26.8 million, or 148.4%, in the average balance of borrowings, partially offset by a decrease in cost of 51 basis points.

Provision for loan losses. The provision for loan losses represents the charge to income necessary to adjust the allowance for loan and lease losses to an amount that represents management’s assessment of the estimated probable incurred credit losses inherent in the loan portfolio. Each quarter management performs a review of estimated probable incurred credit losses in the loan portfolio. Based on this review, a provision for loan losses of $105,000 was recorded for the quarter ended September 30, 2016 as well as the quarter ending September 30, 2015. A provision for loan losses of $315,000 was recorded for the nine month period ended September 30, 2016, compared to $210,000 in the same period in 2015. Nonperforming loans were $8.8 million, or 1.5% of total loans at September 30, 2016 compared with $8.9 million, or 1.75% at September 30, 2015. For the three months ended September 30, 2016, net loan charge-offs totaled $137,000, or 0.09% of average loans, compared to net charge-offs of $131,000, or 0.10%, for the third quarter of 2015. For the nine months ended September 30, 2016, net loan charge-offs totaled $366,000, or 0.09% of average loans, compared to net charge-offs of $736,000, or 0.20%, for the same period in 2015.

Noninterest income. Noninterest income increased $131,000 for the three months ended September 30, 2016 over the comparable 2015 period. This increase was largely the result of an increase in net investment security gains of $211,000. Noninterest income increased $193,000 for the nine months ended September 30, 2016 over the comparable 2015 period. This increase was largely the result of an increase in net investment security gains of $46,000 and an increase of $61,000 in service charges on deposit accounts.

Noninterest expense. Noninterest expense of $5.6 million for the third quarter 2016 was 21.3%, or $993,000 more than the third quarter of 2015. Salaries and benefits, professional fees, and other expenses increased $392,000, or 17.2%, $318,000, or 138.9%, and $187,000, or 38.2%, respectively. These were partially offset by a gain on other real estate sales of $73,000. The salary increase is mostly due to an additional pay cycle in the third quarter of 2016. Other real estate expense decreased due to a return to normal from the heightened activity during the same period in 2015. Noninterest expense of $15.9 million for the nine month period ended September 30, 2016 was 8.3% or $1.22 million more than the same period in 2015. Salaries and employee benefits and professional fees increased $535,000 and $232,000, 7.4% or 28.1%, respectively. These were partially offset by a decrease in other real estate expense of $221,000, or 49.2%. The salary increase is mostly due to annual pay adjustments. Other real estate expense decreased due to a return to normal from the heightened activity during the same period in 2015. Professional fees are higher due to additional services provided related to the acquisition. Acquisition costs through third quarter 2016 were $314,000 mainly for legal, consulting and tax services.

Provision for income taxes. Middlefield recognized $261,000 in income tax expense, which reflected an effective tax rate of 16.3% for the three months ended September 30, 2016, as compared to $544,000 with an effective tax rate of 21.5% for the comparable 2015 period. Middlefield recognized $1.1 million in income tax expense, which reflected an effective tax rate of 19.2% for the nine months ended September 30, 2016, as compared to $1.3 million with an effective tax rate of 19.8% for the comparable 2015 period. The provision is directly correlated to the increase in net income before taxes.

Asset and Liability Management. The primary objective of Middlefield’s asset and liability management function is to maximize Middlefield’s net interest income while simultaneously maintaining an acceptable level of interest rate risk given Middlefield’s operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of Middlefield’s earnings to interest rate risk is the timing difference between the re-pricing or maturity of interest-earning assets and the re-pricing or maturity of its interest-bearing liabilities. Middlefield’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of Middlefield continues to believe in a strong asset/liability management process in order to insulate Middlefield from material and prolonged increases in interest rates. Mortgage-backed securities generally increase the quality of Middlefield’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of Middlefield.

Middlefield’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors and senior management. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies. Middlefield engages an external consultant to facilitate income simulation modeling on a quarterly basis. This modeling measures interest rate risk and sensitivity. The Asset and Liability Management Committee believes the various rate scenarios of the simulation modeling enable Middlefield to more accurately evaluate and manage the exposure of interest rate fluctuations on net interest income, the yield curve, various loan and mortgage-backed security prepayments, and deposit decay assumptions. Earnings simulation modeling and assumptions about the timing and volatility of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and expected attrition of the core deposit portfolios. These assumptions are based on Middlefield’s historical experience and industry standards and are applied consistently across all rate risk measures.

Middlefield established the following guidelines for assessing interest rate risk:

•	Net interest income simulation – Projected net interest income over the next twelve months will not be reduced by more than 10% given a gradual shift (i.e., over 12-months) in interest rates of up to 200 basis points (+ or -) and assuming no balance sheet growth.

•	Portfolio equity simulation – Portfolio equity is the net present value of existing assets and liabilities. Given a 200 basis point immediate and permanent increase in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 20% of stockholders’ equity. Given a 100 basis point immediate and permanent decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 10% of stockholders’ equity.

The following table presents the simulated impact of a 200 basis point upward or 100 basis point downward shift of market interest rates on net interest income, and the change in portfolio equity. This analysis was done assuming the interest-earning asset and interest-bearing liability levels at December 31, 2015 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually from the December 31, 2015 levels for net interest income, and portfolio equity. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2015 for portfolio equity.

	Increase 200 Basis Points	Decrease 100 Basis Points
Net interest income – decrease	(2.8)%	(1.7)%
Portfolio equity – decrease	0.7%	(14.5)%

The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at September 30, 2016 for portfolio equity:

	Increase 200 Basis Points	Decrease 100 Basis Points
Net interest income – increase (decrease)	1.52%	1.29%
Portfolio equity – increase (decrease)	14.40%	(27.20)%

Liquidity and Capital Resources. Management’s objective in managing liquidity is maintaining the ability to continue meeting the cash flow needs of banking customers, such as borrowings or deposit withdrawals, as well as Middlefield’s own financial commitments. The principal sources of liquidity are net income, loan payments, maturing and principal reductions on securities and sales of securities available for sale, federal funds sold and cash and deposits with banks. Along with its liquid assets, Middlefield has additional sources of liquidity available to ensure that adequate funds are available as needed. These include, but are not limited to, the purchase of federal funds, and the ability to borrow funds under line of credit agreements with correspondent banks and a borrowing agreement with the Federal Home Loan Bank of Cincinnati, Ohio and the adjustment of interest rates to obtain depositors. Management believes Middlefield has the capital adequacy, profitability and reputation to meet the current and projected needs of its customers.

Liquidity is managed based on factors including core deposits as a percentage of total deposits, the level of funding source diversification, the allocation and amount of deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets, the availability of unused funding sources, off-balance sheet obligations, the availability of assets readily converted to cash without undue loss, the amount of cash and liquid securities we hold, and the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities and other factors.

Middlefield’s liquid assets consist of cash and cash equivalents, which include investments in very short-term investments (i.e., federal funds sold), and investment securities classified as available for sale. The level of these assets is dependent on Middlefield’s operating, investing, and financing activities during any given period. At December 31, 2015, cash and cash equivalents totaled $23.8 million or 3.2% of total assets while investment securities classified as available for sale totaled $146.5 million or 19.9% of total assets. Management believes that the liquidity needs of Middlefield are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, junior subordinated debt, and the portion of the investment and loan portfolios that mature within one year. These sources of funds will enable Middlefield to meet cash obligations and off-balance sheet commitments as they come due.

Operating activities provided net cash of $7.2 million, $7.5 million, and $9.9 million for 2015, 2014, and 2013, respectively, generated principally from net income of $6.9 million, $7.2 million, and $7.0 million in each of these respective periods.

Investing activities used $59.4 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of loan increases of $63.9 million and investment purchases of $21.9 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $13.5 million and $15.7 million, respectively. For the same period ended 2014, investing activities used $26.7 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of investment purchases of $12.3 million and loan increases of $36.2 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $13.5 million and $8.4 million, respectively. For the same period ended 2013, investing activities used $6.1 million which consisted primarily of investment activity and loan originations. The cash usages primarily consisted of investment purchases of $25.8 million and loan increases of $29.8 million. Partially offsetting the usage are proceeds from repayments and maturities and proceeds from sale of securities of $25.4 million and $25.1 million, respectively.

Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments, treasury stock activity, and the payment of dividends. During 2015, net cash provided by financing activities totaled $50.4 million, principally derived from increases in deposit accounts and short-term borrowings of $38.3 million and $21.0 million, respectively, and partially offset by treasury stock purchase of $6.8 million and $2.2 million in cash dividends. During 2014, net cash provided by financing activities totaled $18.7 million, principally derived from increases in deposit accounts and short-term borrowings of $17.3 million and $4.0 million, respectively, and partially offset by $2.1 million in cash dividends. During 2013, net cash used for financing activities totaled $23.0 million, principally derived from a decrease in deposit accounts of $24.5 million and partially offset by $4.3 million increase in short-term borrowings.

Liquidity may be adversely affected by many circumstances, including unexpected deposit outflows and increased draws on lines of credit. Management monitors projected liquidity needs and determines the desirable level based in part on Middlefield’s commitment to make loans and management’s assessment of Middlefield’s ability to generate funds. Middlefield anticipates having sufficient liquidity to satisfy estimated short and long-term funding needs.

For the nine months ended September 30, 2016, the adjustments to reconcile net income to net cash from operating activities consisted mainly of depreciation and amortization of premises and equipment, the provision for loan losses, net amortization of securities and net changes in other assets and liabilities. For a more detailed illustration of sources and uses of cash, refer to the Condensed Consolidated Statements of Cash Flows.

Capital Resources. Middlefield’s primary source of capital is retained earnings. Historically, Middlefield has generated net retained income to support normal growth and expansion. Management has developed a capital planning policy to not only ensure regulatory compliance but capital adequacy for future expansion.

Inflation. Substantially all of Middlefield’s assets and liabilities relate to banking activities and are monetary in nature. The consolidated financial statements and related financial data are presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). GAAP currently requires Middlefield to measure the financial position and results of operations in terms of historical dollars, with the exception of securities available for sale, impaired loans and other real estate loans that are measured at fair value. Changes in the value of money due to rising inflation can cause purchasing power loss.

Management’s opinion is that movements in interest rates affect the financial condition and results of operations to a greater degree than changes in the rate of inflation. It should be noted that interest rates and inflation do affect each other, but do not always move in correlation with each other. Middlefield’s ability to match the interest sensitivity of its financial assets to the interest sensitivity of its liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on performance.

INFORMATION ABOUT LIBERTY

Liberty operates under a national charter and provides full banking services. Liberty is subject to regulation by the OCC and the FDIC. Liberty has branches in Beachwood, Solon, and Twinsburg, Ohio; Liberty’s administrative office is located in Beachwood, Ohio.

Liberty has two operating subsidiaries. LBNA Financial LLC was formed in 2010 to reduce premiums paid on title insurance, and LBNA Insurance LLC was formed in 2014 to reduce premiums paid on Liberty’s corporate insurance coverage.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF LIBERTY BANK, N.A.’S FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of Liberty’s consolidated financial condition at September 30, 2016, December 31, 2015 and December 31, 2014 and results of operations for the nine months ended September 30, 2016 and 2015 and the years ended December 31, 2015, and 2014 and should be read in conjunction with Liberty’s consolidated financial statements and notes thereto presented in this proxy statement/prospectus beginning on page F-1.

Critical Accounting Policies

Liberty’s consolidated financial statements are prepared in conformity with GAAP and follow general practices within the industry in which Liberty operates. This preparation requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, actual results could differ from the estimates, assumptions, and judgments reflected in the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and, therefore, have a greater possibility of producing results that could be materially different from originally reported. Liberty’s management believes the following policies are both important to the portrayal of its financial condition and results of operations and require subjective or complex judgments; therefore, management considers the following to be critical accounting policies.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance methodology is consistent for each portfolio segment.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. Management estimates the allowance balance required based on past loan loss experience, information about specific borrower and loan situations, estimated collateral values, economic and other factors. Loans considered impaired are individually analyzed for impairment and required reserves are estimated for each impaired loan. A loan is considered impaired when full payment under the loan terms is not expected. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impaired amounts are generally calculated using the fair value of the collateral for the loan. Troubled debt restructurings are considered to be collateral dependent; the loans are reported at the fair value of the collateral. For troubled debt restructurings that subsequently default, Liberty determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component of the reserve covers non-impaired loans and is based on historical loss experience adjusted for current factors. Nonimpaired loans are grouped into pools by loan risk ratings and each pool is further segmented by primary collateral type. Loss rates are determined based on historical loss rates and applied to each loan pool using a loss migration analysis. The loss migration analysis tracks the loss experience for pools of loans over a period of time. Historical loss rates consider the most recent 60 months. The estimated reserve required based on historical loss rates are then considered for adjustment based on current qualitative and economic factors that management believes may cause future loss experiences to differ from actual historical loan loss experience. The key qualitative and economic factors considered include nature and volume of the loan portfolio, volume and severity of past due and classified loans, concentration of credit, lending policies and procedures, national and local economic and business conditions, experience of lending staff and management, quality of the loan review system, value of underlying collateral for collateral dependent loans, and other external factors. Although allocations of the allowance may be made for specific loans and loan portfolio segments, the entire allowance is available for any loan or loan portfolio segment that in management’s judgment should be charged off. Management believes it has established an allowance for probable loan losses as appropriate under GAAP.

Securities

Liberty classifies its debt securities as held to maturity when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Securities classified as held to maturity are recorded at cost or amortized cost. Available for sale securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss). Fair value calculations are based on quoted market prices when such prices are available. If quoted market prices are not available, estimates of fair value are calculated based on market prices of similar securities. For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations. Due to the subjective nature of the valuation process, it is possible that the actual fair values of these securities could differ from the estimated amounts, thereby affecting Liberty’s financial position, results of operations and cash flows. If the estimated value of a security is less than the cost or amortized cost, Liberty evaluates whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the security. If such an event or change has occurred and Liberty determines that the impairment is other-than-temporary, Liberty expenses the impairment of the security in the period in which the event or change occurred.

Interest income includes amortization of purchase premium or accretion of discount. Premiums and discounts are recognized in interest income using the level-yield method without anticipating prepayments except for mortgage-backed and collateralized mortgage obligation securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of Liberty’s assets and liabilities and expected benefits of operating loss carryforwards and credit carryforwards. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax laws. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Changes in enacted tax rates and laws are reflected in the financial statements in the periods in which they occur.

Liberty recognizes a tax position as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, including resolution of the related appeals or litigation processes. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Liberty recognizes interest and penalties related to income tax matters in income tax expense.

Fair Value

Fair values of impaired loans, other real estate owned, and other financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note in Liberty’s audited consolidated financial statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Results of Operations

General

Liberty operates under a national charter and provides full banking services. Liberty is subject to regulation by the OCC and the FDIC. Liberty has branches in Beachwood, Solon, and Twinsburg, Ohio; Liberty’s administrative office is located in Beachwood, Ohio.

The profitability of Liberty’s operations depends primarily on its net interest income after provision for loan losses, which is the difference between interest earned on interest earning assets and interest paid on interest bearing liabilities less provision for loan losses. The provision for loan losses is dependent on changes in Liberty’s loan portfolio and management’s assessment of the collectability of Liberty’s loan portfolio as well as prevailing economic and market conditions. Liberty’s net income is also affected by noninterest income, non-interest expense and income tax expense

Net Income

Liberty had net income of approximately $1.7 million for the nine months ended September 30, 2016 compared to net income of approximately $1.2 million for the nine months ended September 30, 2015. Fully diluted earnings per common share were $1.71 for the nine months ended September 30, 2016 compared to $1.27 for the nine months ended September 30, 2015.

The $440 thousand increase in earnings from the nine months ended September 30, 2015 to the nine months ended September 30, 2016 was primarily due to an increase of $1.1 million in net interest income offset by a $715 thousand increase in noninterest expense.

Liberty had net income of approximately $1.8 million for the year ended December 31, 2015 compared to net income of $3.0 million for the year ended December 31, 2014. Fully diluted earnings per common share were $0.19 for the year ended December 31, 2015 compared to $0.33 for 2014.

The $1.2 million decrease in earnings from the year ended December 31, 2014 to the year ended December 31, 2015 was primarily due to a negative provision for loan losses in the amount of $917 thousand, a decrease in net interest income and a decrease in the amount of gains recognized on the sale of education loans and SBA loans.

The following tables present, for the periods indicated, the total dollar amount of interest income from average interest earning assets and the related yields, as well as the interest expense on average interest bearing liabilities, and the related costs, expressed both in dollars and rates (dollars in thousands), and net interest income. Liberty does not hold any loans or investments that have a tax-favored status.

	Nine Months Ended September 30,
	2016			2015
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-earning assets
Cash & Due From Banks	36,046,512	101,669	0.38%	37,097,212	64,798	0.23%
Federal funds sold	—	—	0.00%	—	—	0.00%
Investment securities	854,029	1,585	0.25%	596,263	2,649	0.59%
Federal Reserve Stock	793,922	35,683	5.99%	780,293	36,338	6.21%
Federal Home Loan Bank Stock	486,000	14,567	4.00%	486,000	14,540	3.99%
Loans	185,931,383	7,201,858	5.17%	168,735,389	6,199,498	4.91%

Total interest earning assets	224,111,846	7,355,362	4.38%	207,695,157	6,317,823	4.07%
Noninterest-earning assets	1,371,902			1,987,073

Total assets	225,483,748			209,682,230

Liabilities and Stockholders’ Equity
Deposits	193,345,433	621,153	0.43%	178,653,102	725,103	0.54%
Borrowings	—	—	0.00%	—	—	0.00%

Total interest-bearing liabilities	193,345,433	621,153	0.43%	178,653,102	725,103	0.54%
Noninterest-bearing liabilities	1,308,748			1,678,559

Total liabilities	194,654,181			180,331,661
Total stockholders’ equity	30,829,567			29,350,569

Total liabilities and stockholders’ equity	225,483,748			209,682,230

Net interest income		6,734,209			5,592,720
Interest rate spread			3.95%			3.52%
Net yield on average interest-earning assets			4.01%			3.59%
Average interest-earning assets to average interest-bearing liabilities			115.91%			116.26%

Net interest income increased $1.1 million during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015. The increase in net interest income was primarily due to an increase in loan volume and loan rate, a decrease in income from investments and a decrease in interest expense. The net interest margin, expressed on a fully tax-equivalent basis, was 4.01% for the nine months ended September 30, 2016 and 3.59% for the nine months ended September 30, 2015. The increase in the margin was primarily due to increased yields on loans.

The following table sets forth average balances, average yields and costs, and certain other information at and for the fiscal years indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. Average balances are derived from daily average balances. Nonaccrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or interest expense.

	Twelve Months Ended December 31,
	2015			2014			2013
	Average Balance	Interest	Avg. Yield/ Cost	Average Balance	Interest	Avg. Yield/ Cost	Average Balance	Interest	Avg. Yield/ Cost
Interest earning-assets
Cash & Due From Banks	36,141,835	86,315	0.24%	34,027,833	74,239	0.22%	34,163,810	68,743	0.20%
Federal funds sold	—	—	0.00%	—	—	0.00%	(12)	—	0.00%
Investment securities	1,045,631	3,854	0.37%	3,776,689	17,559	0.46%	7,344,364	37,028	0.50%
Federal Reserve Stock	782,996	46,972	6.00%	744,708	44,662	6.00%	698,133	41,873	6.00%
Federal Home Loan Bank Stock	486,000	19,440	4.00%	486,000	19,440	4.00%	486,000	20,335	4.18%
Loans	169,884,673	8,282,436	4.88%	167,338,476	8,752,051	5.23%	161,283,388	8,523,905	5.29%

Total interest-earning assets	208,341,135	8,439,017	4.05%	206,373,706	8,907,951	4.32%	203,975,683	8,691,884	4.26%
Noninterest-earning assets	1,929,608			2,410,637			1,735,293

Total assets	210,270,743			208,784,343			205,710,976

Liabilities and Stockholders’ Equity
Deposits	179,085,412	949,572	0.53%	179,628,512	1,028,040	0.57%	179,769,288	1,144,715	0.64%
Borrowings	—	—	0.00%	—	—	0.00%	1,644	45	2.79%

Total interest-bearing liabilities	179,085,412	949,572	0.53%	179,628,512	1,028,040	0.57%	179,770,932	1,144,760	0.64%
Noninterest-bearing liabilities	1,653,950			2,268,461			1,872,663

Total liabilities	180,739,362			181,896,973			181,643,595
Total stockholders’ equity	29,531,381			26,887,370			24,067,381

Total liabilities and stockholders’ equity	210,270,743			208,784,343			205,710,976

Net interest income		7,489,445			7,879,911			7,547,124
Interest rate spread			3.52%			3.74%			3.62%
Net yield on average interest-earning assets			3.59%			3.82%			3.70%
Average interest-earning assets to average interest-bearing liabilities			116.34%			114.89%			113.46%

Net interest income decreased $390 thousand during the year ended December 31, 2015 compared to the year ended December 31, 2014. The decrease in net interest income was due to significantly lower loan yields. The net interest margin, expressed on a fully tax-equivalent basis, was 3.59% for 2015 and 3.82% for 2014.

Volume and Rate Analysis of Net Interest Income

The following table presents the extent to which changes in volume and interest rates of interest earning assets and interest bearing liabilities have affected interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior period rate), (ii) changes attributable to changes in rates (changes in rates multiplied by prior period volume) and (iii) change attributable to a combination of changes in rate and volume (change in rates multiplied by the changes in volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Nine Months Ended September 30, 2016 Compared to 2015
	Change Due to Volume	Change Due to Rate	Total Change
Cash and due from Banks	(854)	38,542	37,688
Federal funds sold	—	—	—
Investment securities	(3,237)	1,356	(1,881)
Federal Reserve Stock	629	(1,284)	(655)
Federal Home Loan Bank Stock	—	27	27
Loans	698,911	303,449	1,002,360

Total interest-earning assets	695,449	342,090	1,037,539
Deposits	(30,242)	(73,708)	(103,950)
Borrowings	—	—	—

Noninterest-bearing liabilities	(30,242)	(73,708)	(103,950)

Net Interest Income	725,691	415,798	1,141,489

	Twelve Months Ended December 31, 2015 Compared to 2014
	Change Due to Volume	Change Due to Rate	Total Change
Cash and due from Banks	4,785	7,291	12,076
Federal funds sold	—	—	—
Investment securities	(16,490)	2,785	(13,705)
Federal Reserve Stock	2,297	13	2,310
Federal Home Loan Bank Stock	—	—	—
Loans	148,841	(618,456)	(469,615)

Total interest-earning assets	139,433	(608,367)	(468,934)
Deposits	(51,091)	(27,377)	(78,468)
Borrowings	—	—	—

Noninterest-bearing liabilities	(51,091)	(27,377)	(78,468)

Net Interest Income	190,524	(580,990)	(390,466)

Noninterest Income

Noninterest income increased by $226 thousand, or 26.4%, for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

•	Liberty had a net increase of $100 thousand in loan fees due to increased prepayment penalties being paid

•	Liberty had net gains of $288 thousand on the sale of education loans for the nine months ended September 30, 2016 compared to net gains of $187 thousand for the nine months ended September 30, 2015.

•	Gain on sale of SBA loans increased by $89 thousand due to increased origination activity in 2016

•	Other Income increased $23 thousand.

Noninterest Expenses

	Nine Months Ended September 30,		Variance
	2016	2015	$	%
Salaries and employee benefits	$3,284,124	$2,776,514	$507,610	18.28%
Occupancy	392,260	366,442	25,818	7.05%
Data processing	314,810	315,874	(1,064)	-0.34%
Professional fees	419,575	309,056	110,519	35.76%
Ohio franchise tax	181,523	165,009	16,514	10.01%
Advertising	118,158	65,006	53,152	81.76%
Furniture and equipment	152,097	157,564	(5,467)	-3.47%
Other	130,533	117,667	12,866	10.93%
FDIC premiums	99,542	89,518	10,024	11.20%
OCC assessment	59,601	58,777	824	1.40%
Loan expense	34,504	49,480	(14,976)	-30.27%
Telephone	41,439	42,612	(1,173)	-2.75%
Insurance	47,935	47,843	92	0.19%
Supplies	15,644	18,202	(2,558)	-14.05%
Postage and delivery	8,888	6,417	2,471	38.51%

Total noninterest expense	$5,300,633	$4,585,981	$714,652	15.58%

Noninterest expenses increased $715 thousand or 15.6% for the nine months ended September 30, 2016 compared to the same period in 2015. The increase was primarily due to additional loan officers, an increase in the reserve for incentive and retention bonuses, and increased legal costs from the Merger. Advertising expense for the nine months ended September 30, 2016 increased 81.8% from the same period in 2015.

	Twelve Months Ended December 31,		Variance
	2015	2014	$	%
Salaries and employee benefits	$3,702,551	$3,734,497	$(31,946)	-0.86%
Occupancy	496,641	557,765	(61,124)	-10.96%
Data processing	418,167	425,260	(7,093)	-1.67%
Ohio franchise tax	229,863	198,320	31,543	15.91%
Furniture and equipment	211,741	249,605	(37,864)	-15.17%
Professional fees	153,765	332,524	(178,759)	-53.76%
FDIC premiums	126,384	63,274	63,110	99.74%
Advertising	121,076	22,936	98,140	427.89%
Other	118,610	117,797	813	0.69%
OCC assessment	78,576	83,187	(4,611)	-5.54%
Loan expense	74,664	92,012	(17,348)	-18.85%
Insurance	60,828	61,247	(419)	-0.68%
Telephone	56,838	60,291	(3,453)	-5.73%
Postage and delivery	24,356	29,505	(5,149)	-17.45%
Supplies	21,937	23,974	(2,037)	-8.50%

Total noninterest expense	$5,895,997	$6,052,194	$(156,197)	-2.58%

Noninterest expenses decreased $156 thousand for the twelve months ended December 31, 2015 compared to the twelve months ended December 31, 2014. The decrease was due to continued expense reductions but primarily due to reduced consulting and legal costs. Advertising expense for the twelve months ended December 31, 2015 increased $98 thousand or 428% compared to 2014.

Income Taxes

Income tax expense for the nine months ended September 30, 2016 was $856 thousand compared to $643 thousand for the nine months ended September 30, 2015. The effective tax rate was 34% for the nine months ended September 30, 2016 compared to 34.5% for the nine months ended September 30, 2015. The increase in income tax expense was primarily due to an increase in pre-tax income in the nine months ended September 30, 2016.

Income tax expense for the year ended December 31, 2015 was $943 thousand compared to $1.1 million for the year ended December 31, 2014. The decrease in income tax expense was primarily due to a decrease in the pre-tax income in 2015. The effective tax rate was 34.5% for the year ended December 31, 2015 compared to 27% for the year ended December 31, 2014. The decrease in the effective tax rate was primarily due to a tax adjustment from 2013.

Financial Condition

Balance Sheet

Total assets increased $9.1 million, or 4.3%, from December 31, 2015 to September 30, 2016 primarily due to loan growth. Net loans increased from December 31, 2015 to September 30, 2016 by $18.1 million, or 10.3%, primarily due to growth of commercial loans, commercial real estate loans, and education loans.

Total liabilities increased by $8.0 million, or 4.4%, from December 31, 2015 to September 30, 2016 primarily due to an increase in deposits, which were the primary source of funding for Liberty’s asset growth. Total deposits increased by $7.0 million, or 3.9%, to $188.2 million at September 30, 2016 from $181.2 million at December 31, 2015, primarily due to growth in interest bearing deposits. Liberty had no borrowings at September 30, 2016 or December 31, 2015.

Total stockholders’ equity increased $1.2 million at September 30, 2016 compared to December 31, 2015 primarily as a result of earnings recorded during the period.

Total assets increased $1.7 million from December 31, 2014 to December 31, 2015 primarily due to an increase in loans offset by a decrease in cash and due from banks. Net loans increased from 2014 to 2015 by $9.9 million, or 5.9%, primarily due to growth of commercial loans and commercial real estate loans. Cash and due from banks decreased $6.4 million as excess liquidity was used to fund the loan growth.

Total liabilities stayed relatively unchanged from the $182.1 million at December 31, 2015 compared to $181.9 million at December 31, 2014. Total deposits increased by $1.5 million to $181.2 million at December 31, 2015 from $179.7 million at December 31, 2014, primarily due to growth in both non-interest and interest bearing deposits. Liberty had no borrowings at December 31, 2015 or December 31, 2014.

Total stockholders’ equity increased $1.5 million at December 31, 2015 compared to December 31, 2014 primarily as a result of earnings recorded during 2015.

Securities

The following table sets forth the amortized cost and fair value of Liberty’s securities, by type of security, as of the dates indicated.

			At December 31,
	At September 30, 2016		2015		2014		2013
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available for sale
Federal agency securities	—	—	—	—	1,499,571	1,501,265	5,907,273	5,917,607
Certificates of deposit	1,083,494	1,083,494	696,801	696,801	580,270	580,270	388,221	388,221
FNMA collateralized mortgage obligation	233	234	406	407	787	785	1,165	1,161

Total	1,083,727	1,083,728	697,207	697,208	2,080,628	2,082,320	6,296,659	6,306,989

The following table sets forth certain information regarding contractual maturities of Liberty’s securities, by type of security, as of the dates indicated.

			At December 31,
	At September 30, 2016		2015		2014		2013
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	1,083,494	1,083,494	696,801	696,801	2,079,841	2,081,535	4,774,209	4,778,508
Due after one year through five years	233	234	406	407	787	785	1,522,450	1,528,481
Due after five years	—	—	—	—	—	—	—	—

Total	1,083,727	1,083,728	697,207	697,208	2,080,628	2,082,320	6,296,659	6,306,989

Securities are classified as trading, held to maturity, or available for sale upon their acquisition. Securities classified as trading are securities that are bought and held principally for the purpose of selling in the near term; these securities are reported at fair value with unrealized gains and losses recorded in current earnings. Securities held to maturity are securities that Liberty has the positive intent and the ability to hold to maturity; these securities are reported at amortized cost and adjusted for unamortized premiums and discounts. All other securities are classified as available for sale. Securities classified as available for sale are reported at fair value with unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income. All investments have been classified as available for sale.

Liberty has not purchased securities since 2011.

Loan Portfolio

The following tables set forth the composition of Liberty’s loan portfolio:

	At September 30,
	2016
	Amount	% of Total
Commercial	39,148,252	19.80
Real estate mortgages		0.00
Commercial	118,579,233	59.96
Residential	13,844,213	7.00
Education loans	22,096,094	11.17
Home equity loans	3,978,364	2.01
Consumer	111,563	0.06

Total loans	197,757,719	100.00
Less allowance for loan losses	(3,276,235)

Net loans	194,481,484

	At December 31,
	2015		2014		2013		2012		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial	34,633,003	19.35	32,991,795	19.44	34,330,477	21.22	31,512,415	19.78	41,693,893	23.18
Real estate mortgages
Commercial	108,087,931	60.38	97,073,038	57.20	87,678,508	54.21	83,759,254	52.57	87,830,755	48.82
Residential	12,887,084	7.20	13,984,115	8.24	10,834,634	6.70	11,226,115	7.05	12,398,774	6.89
Education loans	19,283,955	10.77	21,592,712	12.72	24,085,673	14.89	26,560,430	16.67	28,914,548	16.07
Home equity loans	3,934,873	2.20	3,844,928	2.27	4,818,932	2.98	6,218,575	3.90	9,054,328	5.03
Consumer	189,025	0.11	219,248	0.13	158	0.00	56,285	0.04	5,268	0.00

Total loans	179,015,871	100.00	169,705,836	100.00	161,748,382	100.00	159,333,074	100.00	179,897,566	100.00
Less allowance for loan losses	(2,627,466)		(3,173,715)		(3,651,573)		(5,121,453)		(5,004,314)

Net loans	176,388,405		166,532,121		158,096,809		154,211,621		174,893,252

Asset Quality

On a monthly basis, Liberty’s board of directors monitors all loan portfolio activity including levels of concentrations. Liberty’s asset quality management includes strong underwriting characteristics, conservative interest rates to known customers and a comprehensive risk rating component. The Liberty directors who serve on the board loan committee participate in the credit approval process. Liberty’s loan officers have no individual loan authority. Liberty’s lending philosophy is to invest in relationships in its local markets in order to provide for sound, profitable growth and support the credit needs of these markets.

The following table summarizes the amount of impaired loans:

	September 30,		December 31,
	2016	2015	2015	2014	2013	2012	2011
Loans identified as impaired
Gross impaired loans with related allowance	975,649	3,628,751	2,555,563	790,743	3,561,820	12,823,274	8,514,696
Allowance on these loans	—	66,099	64,948	69,414	38,743	617,623	833,817

Nonperforming Loans
Nonaccrual loans (1) (2)	906,224	2,520,060	2,490,615	721,329	3,523,077	7,135,027	8,418,389
Loans past due ninety days or more, but still accruing interest	69,425	1,108,691	64,948	69,414	38,743	80,972	109,435

(1)	At September 30, 2016 and 2015, December 31, 2015, 2014, 2013, 2012 and 2011 the totals include $-0-, $942,799, $926,975, $119,629, $357,178, $1,130,202, and $288,384, respectively, in TDRs that are less than 90 days past due but included with nonaccrual loans.
(2)	At September 30, 2016, the total includes $906,224 in TDRs which are more than 90 days past due and included with nonaccrual loans.

Nonperforming loans include loans accounted for on a nonaccrual basis and accruing loans contractually past due 90 days or more as to interest or principal. Management reviews the loan portfolio for problem loans on an ongoing basis. During the ordinary course of business, management becomes aware of borrowers that may not be able to meet the contractual requirements of loan agreements. These loans are placed under close supervision with consideration given to placing the loan on nonaccrual status, increasing the allowance for loan losses and (if appropriate) partial or full charge-off. After a loan is placed on nonaccrual status, any interest previously accrued but not yet collected is reversed against current income. Generally, interest received on nonaccrual loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans will not be placed back on accrual status unless back interest and principal payments are made. Liberty’s general policy is to place consumer loans 90 days past due on nonaccrual status, as well as those loans that continue to pay, but display a well-defined material weakness.

Nonperforming assets consists of nonperforming loans as well as other repossessed assets and other real estate owned. Other real estate owned represents properties acquired through foreclosure or other proceedings and is recorded at fair value less the estimated cost of disposal at the date of acquisition. Other real estate owned is evaluated regularly to ensure that the recorded amount is supported by its current fair value. Valuation allowances to reduce the carrying amount to fair value less estimated costs of disposal are recorded as necessary. At September 30, 2016, December 31, 2015 and December 31, 2014, Liberty held other real estate which was being carried at $-0-, $-0-, and $211,500, respectively. Sale of real estate owned resulted in a gain of $97,360 in 2015. No real estate owned was sold during the nine months ended September 30, 2016 or in 2014.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the OCC to be of lesser quality, as “substandard,” “doubtful” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific allowance for loan losses is not warranted. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as “special mention” by management. At September 30, 2016, Liberty had $354,720 of loans designated by management as “special mention,” and $2.9 million of loans designated as “substandard.”

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover losses that are both probable and reasonable to estimate. General allowances represent allowances which have been established to cover accrued losses associated with lending activities that were both probable and reasonable to estimate, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific allowances.

In connection with the filing of periodic regulatory reports and in accordance with Liberty’s classification of assets policy, Liberty regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the “watch list” initially because of emerging financial weaknesses even though the loan is currently performing as agreed, or delinquency status, or if the loan possesses weaknesses although currently performing. If a loan deteriorates in asset quality, the classification is changed to “special mention,” “substandard,” “doubtful” or “loss” depending on the circumstances and the evaluation. Management reviews the status of each loan on the classified list on a monthly basis with the full board of directors.

The following table sets forth the amounts of classified loans and loans designated as special mention as of September 30, 2016, and December 31, 2015, 2014, 2013 and 2012.

	At September 30, 2016	At December 31,
		2015	2014	2013	2012
Classified loans:
Substandard	2,852,072	4,557,289	1,938,715	5,125,391	17,895,158
Doubtful	—	—	—	—	607,254
Loss	—	—	—	—	—

Total classified loans	2,852,072	4,557,289	1,938,715	5,125,391	18,502,413

Special mention	354,720	79,425	2,781,725	2,546,008	1,902,747

Maturities and Sensitivities of Loans to Changes in Interest Rates

Liberty’s exposure to interest rate risk is managed by ALCO, which is composed of certain members of the Liberty board, in accordance with policies approved by the Liberty board. The ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management uses two methodologies to manage interest rate risk: (i) an analysis of relationships between interest-earning assets and interest-bearing liabilities; and (ii) an interest rate shock simulation model.

Liberty uses an interest rate risk simulation model and shock analysis to test the interest rate sensitivity of net interest income and the balance sheet, respectively. Contractual maturities and repricing opportunities of loans are incorporated in the model as are prepayment assumptions, maturity data and call options within the investment portfolio. Assumptions based on past experience are incorporated into the model for nonmaturity deposit accounts.

Liberty utilizes both static and dynamic balance sheet rate shocks to estimate the potential impact on net interest income of changes in interest rates under various rate scenarios. This analysis estimates a percentage of change in the metric from the stable rate base scenario versus alternative scenarios of rising and falling market interest rates by instantaneously shocking a static balance sheet. The following table summarizes the simulated change in net interest income over a 12-month horizon as of September 30, 2016 using a static balance sheet:

Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income
+400	(10.07)%
+300	(7.59)
+200	(5.31)
+100	(2.92)
Base	0.0
–100	0.97

The following table summarizes the simulated change in net interest income over a 12-month horizon as of September 30, 2016 using a dynamic balance sheet:

Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income
+400	(6.63)%
+300	(5.01)
+200	(3.59)
+100	(2.04)
Base	0.0
–100	0.49

The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. Liberty has found that, historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Allowance for Loan Losses

The following tables present an analysis of the allowance for loan and lease losses for the years presented:

	Nine Months Ended September 30,
	2016	2015
Allowance for loan loss:
Balance, beginning of year	2,627,466	3,173,715
Provision for loan losses	—	—
Losses charged off
Commercial	—	—
Commercial real estate	—	—
Residential real estate	—	467,817
Education loans	200,658	562,238
Home equity loans	—	—
Consumer	—	—

Total charge offs	200,658	1,030,055
Recoveries
Commercial	172,702	106,200
Commercial real estate	454,963	133,635
Residential real estate	3,467	5,303
Education loans	195,081	196,832
Home equity loans	21,214	17,102
Consumer	2,000	1,449

Total recoveries	849,427	460,520

Balance, end of year	3,276,235	2,604,180

Total loans at period end	197,757,719	168,656,800

Ratio of allowance to total loans	1.66%	1.54%

	Twelve Months Ended December 31,
	2015	2014	2013	2012	2011
Allowance for loan loss:
Balance, beginning of year	3,173,715	3,651,573	5,121,453	5,004,315	4,146,560
Provision for loan losses	—	(917,249)	1,013,469	1,489,543	5,431,863
Losses charged off
Commercial	—	—	744,998	109,492	2,874,873
Commercial real estate	—	—	1,217,625	228,146	690,852
Residential real estate	467,817	—	144,646	—	198,123
Education loans	730,902	804,223	1,233,880	1,229,857	1,025,563
Home equity loans	99,213	90,495	22,837	80,630	28,735
Consumer	—	—	—		16,292

Total charge offs	1,297,932	894,718	3,363,986	1,648,125	4,834,437
Recoveries
Commercial	307,700	686,901	467,387	44,585	144,660
Commercial real estate	138,933	430,392	125,470	46,200	10,500
Residential real estate	7,077	7,096	29,265	—	8,000
Education loans	272,467	192,596	254,261	179,312	95,886
Home equity loans	22,857	11,550	1,859	1,513	—
Consumer	2,649	5,574	2,395	4,110	1,283

Total recoveries	751,683	1,334,109	880,637	275,720	260,329

Balance, end of year	2,627,466	3,173,715	3,651,573	5,121,453	5,004,315

Total loans at period end	179,015,871	169,705,836	161,748,382	159,333,074	179,897,566

Ratio of allowance to total loans	1.47%	1.87%	2.26%	3.21%	2.78%

Net recoveries of $649 thousand were recorded in the nine months ended September 30, 2016 compared to net charge-offs of $570 thousand in the nine months ended September 30, 2015. A provision for loan losses was not recorded for the nine months ended September 30, 2016 and 2015. Net charge-offs of $546 thousand were recorded in the year ended December 31, 2015 compared to net recoveries of $439 thousand in the year ended December 31, 2014. A negative provision for loan losses of $917 thousand was recorded for the year ended December 31, 2014, while no provision was recorded for the year ended December 31, 2015.

At September 30, 2016, the allowance for loan and lease losses (the “ALLL”) which totaled $3.3 million consisted of $-0- of specific reserves and $3.3 million of general reserves, which compared to $65 thousand of specific reserves and $2.56 million of general reserves at December 31, 2015. At September 30, 2016, $906 thousand of loan balances were individually evaluated for specific reserves compared to $2.5 million of loan balances at December 31, 2015. Substandard accruing loans of $1.9 million at September 30, 2016 declined $281 thousand from December 31, 2015 and substandard non-accruing balances of $906 thousand at September 30, 2016 declined $1.6 million from December 31, 2015. At September 30, 2016 and December 31, 2015, one loan was classified as a troubled debt restructuring with a balance of $906 thousand and $927 thousand, respectively.

At December 31, 2015, the allowance for loan and lease losses totaling $2.6 million consisted of $65 thousand of specific reserves and $2.56 million of general reserves, which compared to $69 thousand of specific reserves and $3.1 million of general reserves at December 31, 2014. At December 31, 2015, $2.5 million of loan balances were individually evaluated for specific reserves compared to $721 thousand of loan balances at December 31, 2014. Substandard accruing loans of $2.2 million at December 31, 2015 increased $809 thousand from December 31, 2014 and substandard non-accruing balances of $2.5 million at December 31, 2015 increased $1.8 million from December 31, 2014. At December 31, 2015, one loan was classified as a troubled debt restructuring totaling $927 thousand. At December 31, 2014, one loan was classified as a troubled debt restructuring totaling $120 thousand.

The following tables set forth the allocation of the allowance for loan losses as of the dates presented and the percentage of loans in each category to total loans. The purpose of this allocation is only for internal analysis of the adequacy of the allowance and is not an indication of expected or anticipated losses:

	At September 30, 2016
	Amount	% of Total
Commercial	1,194,375	36.46
Commercial real estate	343,161	10.47
Residential real estate	1,065,243	32.51
Education loans	555,962	16.97
Home equity loans	117,441	3.58
Consumer	53	0.00

Total	3,276,235	100.00

	At December 31,
	2015		2014		2013		2012		2011
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial	507,043	19.30	1,052,532	33.16	1,240,343	33.97	1,367,369	26.70	2,152,668	43.02
Commercial real estate	609,063	23.18	981,858	30.94	1,423,392	38.98	2,347,702	45.84	1,473,324	29.44
Residential real estate	780,282	29.70	110,754	3.49	117,014	3.20	96,545	1.89	210,568	4.21
Education loans	629,248	23.95	970,786	30.59	850,809	23.30	1,238,945	24.19	1,118,421	22.35
Home equity loans	101,638	3.87	56,704	1.79	20,015	0.55	70,892	1.38	48,893	0.98
Consumer	192	0.01	1,080	0.03	—	0.00	—	0.00	440	0.01

Total	2,627,466	100.00	3,173,714	100.00	3,651,573	100.00	5,121,453	100.00	5,004,314	100.00

Although Liberty’s management believes that appropriate specific and general loan loss allowances have been established, actual losses are dependent upon future events and, therefore, further additions to the level of specific and general loan and lease loss allowances may become necessary.

Sources of Funds

General. Deposits, loan and investment security repayments and prepayments, proceeds from the sale of loans, and cash flows generated from operations are the primary sources of Liberty’s funds for lending, investing and other general purposes.

Deposits. Liberty offers a variety of deposit accounts with a range of interest rates and terms. Liberty’s core deposits consist of checking accounts, NOW accounts, money market accounts, savings accounts and certificates of deposit. These deposits are used to support Liberty’s asset base.

Liberty does not have any brokered deposits. Liberty has pledged cash in the amount of $4.5 million, $4.5 million and $4.7 million at September 30, 2016, December 31, 2015 and 2014, respectively against public fund deposits.

The following table sets forth the composition of deposits at the dates indicated:

	At September 30, 2016		At December 31,
			2015		2014		2013
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Noninterest-bearing demand	29,448,824	15.65%	30,243,779	16.69%	26,196,388	14.58%	21,661,473	11.77%
Interest-bearing demand	30,219,839	16.06%	16,100,801	8.89%	12,370,916	6.88%	18,463,190	10.04%
Money Market	82,880,177	44.04%	78,434,675	43.29%	83,342,682	46.38%	75,367,577	40.97%
Savings	9,952,467	5.29%	10,656,211	5.88%	11,139,239	6.20%	11,561,971	6.28%
Certificates of Deposit, $100,000 or more	18,697,098	9.93%	24,400,951	13.47%	23,970,498	13.34%	29,089,800	15.81%
Other Certificates of Deposit	16,998,092	9.03%	21,361,670	11.79%	22,665,838	12.61%	27,821,195	15.12%

Total	188,196,497	100.00%	181,198,087	100.00%	179,685,561	100.00%	183,965,206	100.00%

The following table sets forth the maturities of Certificates of Deposit $100,000 and over at the dates indicated.

	At September 30, 2016	At December 31, 2015
Certificates of Deposit, $100,000 or more
Maturing within three months	8,124,442	3,394,775
After three but within six months	2,967,718	2,315,660
After six but within twelve months	2,524,973	12,214,353
After twelve but within twenty-four months	3,242,568	4,439,445
After twenty-four months	1,837,397	2,036,718

Total Certificates of Deposit, $100,000 or more	18,697,098	24,400,951

Borrowings. Liberty had no borrowings during the period January 1, 2014 through September 30, 2016.

Off-Balance Sheet Arrangements

Liberty does not currently engage in the use of derivative instruments to hedge interest rate risks. However, Liberty is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers.

At December 31, 2015 and 2014, Liberty had commitments to extend credit and unused line of credit totaling $25.9 and $22.2 million, respectively. At September 30, 2016, Liberty had $31.3 million in commitments to extend credit and unused line of credit and $442 thousand in standby letters of credit. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by Liberty to guarantee the performance of a customer to a third party. Liberty uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments.

Liquidity

Liquidity is the ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, federal funds sold, investments and loans maturing within one year. Liberty’s ability to obtain deposits and purchase funds at favorable rates determines its liquidity exposure. As a result of Liberty’s management of liquid assets and the ability to generate liquidity through liability funding, Liberty’s management believes that Liberty maintains overall liquidity sufficient to satisfy its depositors’ requirements and meet its customers’ credit needs.

Additional sources of liquidity available to Liberty include, but are not limited to, proceeds from principal and interest payments on loans and securities, the availability of federal funds, purchased lines from various correspondent banks and the ability to obtain deposits through the adjustment of interest rates. Growth in deposits has been sufficient to fund the majority of Liberty’s net increase in loans.

Capital Resources

At September 30, 2016 and December 31, 2015, Liberty was in compliance with all of the capital requirements as established by federal regulatory agencies.

Liberty is subject to various requirements administered by the banking regulators. Failure to maintain minimum capital requirements can cause certain mandatory action by regulators that, if taken, could have a material effect. Under capital adequacy guidelines Liberty must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Liberty’s capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk factors and other factors.

At September 30, 2016 and December 31, 2015, Liberty’s capital was categorized as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that time that management believes would have changed Liberty’s classification as well capitalized.

The following table sets forth the actual and required regulatory capital amounts and ratios for Liberty:

	Actual		For Capital Adequacy Purposes		To be “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2016
Total risk-based capital ratio	34,028	16.4%	16,623	8.0%	20,779	10.0%
Tier 1 capital ratio	31,422	15.1%	12,468	6.0%	16,623	8.0%
Tier 1 leverage ratio	31,422	14.4%	8,706	4.0%	10,883	5.0%
Common equity Tier 1 capital ratio	31,422	15.1%	9,351	4.5%	13,506	6.5%

As of December 31, 2015
Total risk-based capital ratio	32,685	16.8%	15,546	8.0%	19,433	10.0%
Tier 1 capital ratio	30,254	15.6%	11,660	6.0%	15,546	8.0%
Tier 1 leverage ratio	30,254	14.3%	8,462	4.0%	10,577	5.0%
Common equity Tier 1 capital ratio	30,254	15.6%	8,745	4.5%	12,632	6.5%

Liberty is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. In general, Liberty may not pay dividends in excess of its net earnings for the most recent three years. The payment of future dividends, if any, will depend primarily upon Liberty’s earnings, financial condition and need for funds, as well as restrictions imposed by regulatory authorities regarding dividend payments and net worth requirements. Liberty paid cash dividends on its common stock in the amount of $0.60 per share for the nine months ended September 30, 2016. Liberty paid cash dividends on its common stock in the amount of $0.60 per share and $0.15 per share for the twelve months ended December 31, 2015 and 2014, respectively. Based upon 960,273 shares outstanding at September 30, 2016, in connection with the Merger, Liberty expects to declare a special dividend of $3.13 per share or an aggregate of approximately $3.0 million. This may increase if any stock options are exercised before the special dividend is declared. Liberty believes that it will have sufficient liquid assets available.

Impact Of Inflation And Changing Price

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on Liberty’s operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

EXPERTS

Middlefield. The consolidated financial statements of Middlefield appearing in Middlefield’s Annual Report on Form 10-K for the year ended December 31, 2015, have been audited by S.R. Snodgrass, P.C., independent auditor, as set forth in their report thereon included in the Annual Report and incorporated herein by reference. The consolidated financial statements are incorporated herein by reference in reliance upon the report given on the authority of S.R. Snodgrass, P.C. as experts in accounting and auditing.

Liberty. The consolidated financial statements of Liberty contained in this joint proxy statement/prospectus for the year ended December 31, 2015, have been audited by Maloney + Novotny LLC, independent auditor, as set forth in its report thereon and included herein. The consolidated financial statements are included herein in reliance upon that report given on the authority of Maloney + Novotny LLC as experts in accounting and auditing.

LEGAL MATTERS

Grady & Associates has rendered an opinion that the Middlefield common stock to be issued to Liberty stockholders in the Merger is duly authorized and, if issued as provided in the Reorganization Agreement, will be validly issued, fully paid, and non-assessable under the laws of the State of Ohio. U.S. federal income tax consequences relating to the Merger will be passed upon for Liberty by Tucker Ellis LLP.

MIDDLEFIELD BANC CORP. AND SUBSIDIARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Middlefield Banc Corp.

We have audited the accompanying consolidated balance sheet of Middlefield Banc Corp. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows for the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Middlefield Banc Corp. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 2015, in conformity with U.S. Generally Accepted Accounting Principles.

/s/ S.R. Snodgrass P.C.

Wexford, Pennsylvania

March 9, 2016

MIDDLEFIELD BANC CORP.

CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands, except shares)

	December 31,
	2015	2014
ASSETS
Cash and due from banks	$22,421	$20,846
Federal funds sold	1,329	4,793

Cash and cash equivalents	23,750	25,639
Investment securities available for sale, at fair value	146,520	154,334
Loans held for sale	1,107	438
Loans	533,710	470,584
Less allowance for loan and lease losses	6,385	6,846

Net loans	527,325	463,738
Premises and equipment, net	9,772	9,980
Goodwill	4,559	4,559
Core deposit intangibles	76	116
Bank-owned life insurance	13,141	9,092
Other real estate owned	1,412	2,590
Accrued interest and other assets	7,477	7,045

TOTAL ASSETS	$735,139	$677,531

LIABILITIES
Deposits:
Noninterest-bearing demand	$116,498	$105,512
Interest-bearing demand	57,219	56,377
Money market	78,856	75,895
Savings	180,653	178,470
Time	191,221	169,858

Total deposits	624,447	586,112
Short-term borrowings	35,825	14,808
Other borrowings	9,939	10,624
Accrued interest and other liabilities	2,624	2,120

TOTAL LIABILITIES	672,835	613,664

STOCKHOLDERS’ EQUITY
Common stock, no par value; 10,000,000 shares authorized, 2,263,403 and 2,242,025 shares issued; 1,877,238 and 2,052,495 shares outstanding	36,191	35,529
Retained earnings	37,236	32,524
Accumulated other comprehensive income	2,395	2,548
Treasury stock, at cost; 386,165 and 189,530 shares	(13,518)	(6,734)

TOTAL STOCKHOLDERS’ EQUITY	62,304	63,867

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$735,139	$677,531

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF INCOME

(Dollar amounts in thousands, except per share data)

	Year Ended December 31,
	2015	2014	2013
INTEREST INCOME
Interest and fees on loans	$23,824	$22,726	$22,496
Interest-bearing deposits in other institutions	33	24	30
Federal funds sold	13	14	15
Investment securities:
Taxable interest	1,467	1,896	2,514
Tax-exempt interest	3,160	3,127	3,044
Dividends on stock	98	87	79

Total interest income	28,595	27,874	28,178

INTEREST EXPENSE
Deposits	3,426	3,633	4,709
Short-term borrowings	194	148	178
Federal funds purchased	—	—	7
Other borrowings	83	118	166
Trust preferred securities	117	171	190

Total interest expense	3,820	4,070	5,250

NET INTEREST INCOME	24,775	23,804	22,928

Provision for loan losses	315	370	196

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	24,460	23,434	22,732

NONINTEREST INCOME
Service charges on deposit accounts	1,874	1,876	1,956
Investment securities gains, net	323	248	11
Earnings on bank-owned life insurance	624	276	280
Gains on sale of loans	329	237	—
Other income	894	951	898

Total noninterest income	4,044	3,588	3,145

NONINTEREST EXPENSE
Salaries and employee benefits	9,751	8,817	7,913
Occupancy expense	1,253	1,108	1,231
Equipment expense	944	963	950
Data processing costs	1,071	917	854
Ohio state franchise tax	300	342	618
Federal deposit insurance expense	472	449	516
Professional fees	1,247	1,086	1,174
(Gain) loss on other real estate owned	(48)	183	18
Advertising expenses	721	488	445
Other real estate expenses	611	387	410
Directors fees	451	403	403
Core deposit intangible amortization	40	40	40
Other expense	3,264	2,667	2,298

Total noninterest expense	20,077	17,850	16,870

Income before income taxes	8,427	9,172	9,007
Income taxes	1,562	1,992	1,979

NET INCOME	$6,865	$7,180	$7,028

EARNINGS PER SHARE
Basic	$3.41	$3.52	$3.48
Diluted	3.39	3.50	3.47

DIVIDENDS DECLARED PER SHARE	$1.07	$1.04	$1.04

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Dollar amounts in thousands)

	Year Ended December 31,
	2015	2014	2013
Net income	$6,865	$7,180	$7,028
Other comprehensive income (loss):
Net unrealized holding gain (loss) on available- for-sale investment securities	91	7,498	(11,545)
Tax effect	(31)	(2,549)	3,925

Reclassification adjustment for investment securities gains included in net income	(323)	(248)	(11)
Tax effect	110	84	3

Total other comprehensive (loss) income	(153)	4,785	(7,628)

Comprehensive income (loss)	$6,712	$11,965	$(600)

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollar amounts in thousands, except shares and dividend per share amount)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2012	2,181,763	$34,295	$22,485	$5,391	$(6,734)	$55,437

Net income			7,028			7,028
Other comprehensive loss				(7,628)		(7,628)
Common stock issuance, net of issuance cost ($139)	13,320	74				74
Dividend reinvestment and purchase plan	25,751	736				736
Stock options exercised	1,000	(126)	49			(77)
Cash dividends ($1.04 per share)			(2,097)			(2,097)

Balance, December 31, 2013	2,221,834	$34,979	$27,465	$(2,237)	$(6,734)	$53,473

Net income			7,180			7,180
Other comprehensive income				4,785		4,785
Dividend reinvestment and purchase plan	19,791	590				590
Stock options exercised		(50)				(50)
Stock-based compensation	400	10				10
Cash dividends ($1.04 per share)			(2,121)			(2,121)

Balance, December 31, 2014	2,242,025	$35,529	$32,524	$2,548	$(6,734)	$63,867

Net income			6,865			6,865
Other comprehensive loss				(153)		(153)
Purchase of treasury stock (196,635 shares)					(6,784)	(6,784)
Dividend reinvestment and purchase plan	20,393	651				651
Stock options exercised	400	(7)				(7)
Stock-based compensation	585	18				18
Cash dividends ($1.07 per share)			(2,153)			(2,153)

Balance, December 31, 2015	2,263,403	$36,191	$37,236	$2,395	$(13,518)	$62,304

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollar amounts in thousands)

	Year Ended December 31,
	2015	2014	2013
OPERATING ACTIVITIES
Net income	$6,865	$7,180	$7,028
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	315	370	196
Investment securities gains, net	(323)	(248)	(11)
Depreciation and amortization	1,013	1,049	891
Amortization of premium and discount on investment securities	669	737	1,100
Accretion of deferred loan fees, net	(603)	(237)	(245)
Origination of loans held for sale	(17,889)	(6,223)	—
Proceeds from sale of loans held for sale	17,549	6,022	—
Gains on sale of loans	(329)	(237)	—
Earnings on bank-owned life insurance	(624)	(276)	(280)
Deferred income taxes	558	(154)	423
Stock-based compensation expense	18	10	—
(Gain) loss on other real estate owned	(48)	183	18
Other real estate owned writedowns	102	123	101
(Increase) decrease in accrued interest receivable	(292)	40	28
Increase (decrease) in accrued interest payable	80	(49)	(128)
Decrease in prepaid federal deposit insurance	—	—	513
Other, net	121	(831)	263

Net cash provided by operating activities	7,182	7,459	9,897

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	13,497	13,474	25,411
Proceeds from sale of securities	15,686	8,383	25,088
Purchases	(21,946)	(12,287)	(25,815)
Increase in loans, net	(63,937)	(36,222)	(29,829)
Proceeds from the sale of other real estate owned	1,762	832	882
Purchase of bank-owned life insurance	(4,000)	—	—
Purchase of premises and equipment	(507)	(902)	(1,834)

Net cash used for investing activities	(59,445)	(26,722)	(6,097)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	38,335	17,276	(24,499)
Increase in short-term borrowings, net	21,017	3,999	4,271
Repayment of other borrowings	(685)	(985)	(1,361)
Common stock issued	—	—	74
Stock options exercised	(7)	(50)	(77)
Proceeds from dividend reinvestment and purchase plan	651	590	736
Purchase of treasury stock	(6,784)	—	—
Cash dividends	(2,153)	(2,121)	(2,097)

Net cash provided by (used for) financing activities	50,374	18,709	(22,953)

Decrease in cash and cash equivalents	(1,889)	(554)	(19,153)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	25,639	26,193	45,346

CASH AND CASH EQUIVALENTS AT END OF YEAR	$23,750	$25,639	$26,193

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$3,740	$4,119	$5,378
Income taxes	800	2,260	1,620

Non-cash investing transactions:
Transfers from loans to other real estate owned	$638	$1,030	$2,113
Loans to facilitate the sale of other real estate owned	—	—	(260)
Death benefit proceeds not yet received from insurance company	575	—	—

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

Middlefield Banc Corp. (the “Company”) is an Ohio corporation organized to become the holding company of The Middlefield Banking Company (“MBC”). MBC is a state-chartered bank located in Ohio. On April 19, 2007, Middlefield Banc Corp. acquired Emerald Bank (“EB”), an Ohio-chartered commercial bank headquartered in Dublin, Ohio. EB merged into MBC on January 20, 2014. On October 23, 2009, the Company established an asset resolution subsidiary named EMORECO, Inc. The Company and its subsidiaries derive substantially all of their income from banking and bank-related services, which includes interest earnings on residential real estate, commercial mortgage, commercial and consumer financings as well as interest earnings on investment securities and deposit services to its customers through ten locations. The Company is supervised by the Board of Governors of the Federal Reserve System, while MBC is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions.

The consolidated financial statements of the Company include its wholly owned subsidiaries, MBC and EMORECO, Inc. Significant intercompany items have been eliminated in preparing the consolidated financial statements.

The financial statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ from those estimates.

Investment Securities

Investment securities are classified at the time of purchase, based on management’s intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Securities are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. For debt securities, management considers whether the present value of cash flows expected to be collected are less than the security’s amortized cost basis (the difference defined as the credit loss), the magnitude and duration of the decline, the reasons underlying the decline and the Bank’s intent to sell the security or whether it is more likely than not that the Bank would be required to sell the security before its anticipated recovery in market value, to determine whether the loss in value is other than temporary. Once a decline in value is determined to be other than temporary, if the Bank does not intend to sell the security, and it is more likely than not that it will not be required to sell the security, before recovery of the security’s amortized cost basis, the charge to earnings is limited to the amount of credit loss. Any remaining difference between fair value and amortized cost (the difference defined as the non-credit portion) is recognized in other comprehensive income, net of applicable taxes. Otherwise, the entire difference between fair value and amortized cost is charged to earnings. For equity securities where the fair value has been significantly below cost for one year, the Bank’s policy is to recognize an impairment loss unless sufficient evidence is available that the decline is not other than temporary and a recovery period can be predicted.

Restricted Stock

Common stock of the Federal Home Loan Bank (“FHLB”) represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified with other assets. The FHLB of Cincinnati has reported profits for 2015 and 2014, remains in compliance with regulatory capital and liquidity requirements, and continues to pay dividends on the stock and make redemptions at the par value. With consideration given to these factors, management concluded that the stock was not impaired at December 31, 2015 or 2014.

Mortgage Banking Activities

Mortgage loans originated and intended for sale in the secondary market are carried at fair value. The Bank sells the loans on a servicing retained basis. Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. The Bank measures servicing assets using the amortization method. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. Loan servicing rights are amortized in proportion to and over the period of estimated net future servicing revenue. The expected period of the estimated net servicing income is based in part on the expected prepayment of the underlying mortgages. The unamortized balance of mortgage servicing rights is included in accrued interest and other assets on the Consolidated Balance Sheet.

Mortgage servicing rights will be periodically evaluated for impairment, beginning in 2016. Impairment represents the excess of amortized cost over its estimated fair value. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate and original time to maturity. Any impairment is reported as a valuation allowance for an individual tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance will be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of outstanding principal and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Late fees and ancillary fees related to loan servicing are not material.

The Company is exposed to interest rate risk on loans held for sale and rate-lock loan commitments (“IRLCs”). As market interest rates increase or decrease, the fair value of loans held for sale and rate-lock commitments will decrease or increase. The Company enters into derivative transactions principally to protect against the risk of adverse interest movements affecting the value of the Company’s committed loan sales pipeline. In order to mitigate the risk that a change in interest rates will result in a decrease in value of the Company’s IRLCs in the committed mortgage pipeline or its loans held for sale, the Company enters into mandatory forward loan sales contracts with secondary market participants. Mandatory forward sales contracts and committed loans intended to be held for sale are considered free-standing derivative instruments and changes in fair value are recorded in current period earnings. For committed loans, fair value is measured using current market rates for the associated mortgage loans. For mandatory forward sales contracts, fair value is measured using secondary market pricing.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances net of the allowance for loan and lease losses. Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Interest received on nonaccrual loans is recorded as income or applied against principal according to management’s judgment as to the collectability of such principal.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan’s yield. Management is amortizing these amounts over the contractual life of the related loans.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents the amount which management estimates is adequate to provide for probable loan losses inherent in the loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan and lease losses is established through a provision for loan losses which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan and lease losses, which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan and lease losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

A loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest accrued, at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan and lease losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the payment related to interest is recognized as income.

Mortgage loans secured by one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all circumstances concerning the loan, the creditworthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from 3 to 20 years for furniture, fixtures, and equipment and 3 to 40 years for buildings and leasehold improvements. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Goodwill

The Company accounts for goodwill using a three-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company’s reported net income because impairment losses, if any, could occur irregularly and in varying amounts. No impairment of goodwill was recognized in any of the periods presented.

Intangible Assets

Intangible assets include core deposit intangibles, which are a measure of the value of consumer demand and savings deposits acquired in business combinations accounted for as purchases. The core deposit intangibles are being amortized to expense over a 10 year life on a straight-line basis. The recoverability of the carrying value of intangible assets is evaluated on an ongoing basis, and permanent declines in value, if any, are charged to expense.

Bank-Owned Life Insurance (“BOLI”)

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the Consolidated Balance Sheet and any increases in the cash surrender value are recorded as noninterest income on the Consolidated Statement of Income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit, which would be recorded as noninterest income.

Other Real Estate Owned

Real estate properties acquired through foreclosure are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of cost or fair value less estimated cost to sell. Revenue and expenses from operations of the properties, gains or losses on sales and additions to the valuation allowance are included in operating results.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

Stock-Based Compensation

The Company accounts for stock compensation based on the grant date fair value of all share-based payment awards that are expected to vest, including employee share options to be recognized as employee compensation expense over the requisite service period.

For each of the years ended December 31, 2015, 2014, and 2013, the Company recorded no compensation cost related to vested stock options. As of December 31, 2015, there was no unrecognized compensation cost related to unvested stock options.

At year ended December 31, 2015, 585 shares of restricted stock were awarded and immediately vested. There were no shares of restricted stock issued in 2014 or 2013.

For the years ended December 31, 2015 and 2014, 2,175 and 11,223 options were exercised resulting in net proceeds to the participant of $7,000 and $50,000, respectively.

Cash Flow Information

The Company has defined cash and cash equivalents as those amounts included in the Consolidated Balance Sheet captions as “Cash and due from banks” and “Federal funds sold” with original maturities of less than 90 days.

Advertising Costs

Advertising costs are expensed as incurred.

Reclassification of Comparative Amounts

Certain comparative amounts for prior years have been reclassified to conform to current-year presentations. Such reclassifications did not affect net income or retained earnings.

Recent Accounting Pronouncements:

In January 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-01, Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects. The amendments in this Update permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). The amendments in this Update should be applied retrospectively to all periods presented. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. The amendments in this Update are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. This Update did not have a significant impact on the Company’s financial statements.

In January 2014, the FASB issued ASU 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments in this Update clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. An entity can elect to adopt the amendments in this Update using either a modified retrospective transition method or a prospective transition method. This Update did not have a significant impact on the Company’s financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (a new revenue recognition standard). The Update’s core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. This Update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is evaluating the effect of adopting this new accounting Update.

In June 2014, the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The amendments in this Update change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also require enhanced disclosures. The accounting changes in this Update are effective for the first interim or annual period beginning after December 15, 2014. An entity is required to present changes in accounting for transactions outstanding on the effective date as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. Earlier application is prohibited. The disclosure for certain transactions accounted for as a sale is required to be presented for interim and annual periods beginning after December 15, 2014, and the disclosure for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions accounted for as secured borrowings is required to be presented for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The disclosures are not required to be presented for comparative periods before the effective date. This Update did not have a significant impact on the Company’s financial statements.

In June 2014, the FASB issued ASU 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments when the Terms of an Award Provide that a Performance Target Could Be Achieved After the Requisite Service Period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments in this Update either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this Update as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. This Update is not expected to have a significant impact on the Company’s financial statements.

In August 2014, the FASB issued ASU 2014-14, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40). The amendments in this Update require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if the following conditions are met: (1) the loan has a government guarantee that is not separable from the loan before foreclosure, (2) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under that claim, and (3) at the time of foreclosure, any amount of the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. This Update did not have a significant impact on the Company’s financial statements.

In November 2014, the FASB issued ASU 2014-17, Business Combinations (Topic 805): Pushdown Accounting. The amendments in this Update apply to the separate financial statements of an acquired entity and its subsidiaries that are a business or nonprofit activity (either public or nonpublic) upon the occurrence of an event in which an acquirer (an individual or an entity) obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. If pushdown accounting is not applied in the reporting period in which the change-in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period to the acquired entity’s most recent change-in-control event. The amendments in this Update are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. This Update is not expected to have a significant impact on the Company’s financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810). The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities; (2) eliminate the presumption that a general partner should consolidate a limited partnership; (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related-party relationships; and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. This Update is not expected to have a significant impact on the Company’s financial statements.

In April 2015, the FASB issued ASU 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), as part of its initiative to reduce complexity in accounting standards. This guidance will help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. The amendments in this Update provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. For public business entities, the FASB decided that the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendments will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities. This Update is not expected to have a significant impact on the Company’s financial statements.

In May 2015, the FASB issued ASU 2015-08, Business Combinations – Pushdown Accounting – Amendment to SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 115. This Update was issued to amend various SEC paragraphs pursuant to the issuance of Staff Accounting Bulletin No. 115. This Update is not expected to have a significant impact on the Company’s financial statements.

In June 2015, the FASB issued ASU 2015-10, Technical Corrections and Improvements. The amendments in this Update represent changes to clarify the FASB Accounting Standards Codification (“Codification”), correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Transition guidance varies based on the amendments in this Update. The amendments in this Update that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of this Update. This Update is not expected to have a significant impact on the Company’s financial statements.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contract with Customers (Topic 606). The amendments in this Update defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is evaluating the effect of adopting this new accounting Update.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805). The amendments in this Update require that an acquirer recognizes adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this Update require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. This Update is not expected to have a significant impact on the Company’s financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. This Update is not expected to have a significant impact on the Company’s financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; (g) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (h) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

2. EARNINGS PER SHARE

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation for the year ended December 31.

	2015	2014	2013
Weighted-average common shares outstanding	2,251,365	2,231,165	2,206,392
Average treasury stock shares	(236,399)	(189,530)	(189,530)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	2,014,966	2,041,635	2,016,862
Additional common stock equivalents used to calculate diluted earnings per share	9,154	7,871	7,178

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	2,024,120	2,049,506	2,024,040

Options to purchase 31,949 shares of common stock at prices ranging from $17.55 to $40.24 were outstanding during the year ended December 31, 2015. Of those options, 27,250 were considered dilutive based on the average market price exceeding the strike price for the year ended December 31, 2015. The remaining options had no dilutive effect on the earnings per share.

Options to purchase 46,451 shares of common stock at prices ranging from $17.55 to $40.24 were outstanding during the year ended December 31, 2014. Of those options, 28,282 were considered dilutive based on the average market price exceeding the strike price for the year ended December 31, 2014. The remaining options had no dilutive effect on the earnings per share.

Options to purchase 58,581 shares of common stock at prices ranging from $17.55 to $40.24 were outstanding during the year ended December 31, 2013. Of those options, 39,808 were considered dilutive based on the average market price exceeding the strike price for the year ended December 31, 2013. The remaining options had no dilutive effect on the earnings per share.

3. INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and fair values of securities available for sale are as follows:

	December 31, 2015
(Dollar amounts in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agency securities	$21,655	$245	$(271)	$21,629
Obligations of states and political subdivisions:
Taxable	1,989	134	—	2,123
Tax-exempt	91,940	3,402	(175)	95,167
Mortgage-backed securities in government-sponsored entities	24,480	316	(272)	24,524
Private-label mortgage-backed securities	2,079	184	—	2,263

Total debt securities	142,143	4,281	(718)	145,706
Equity securities in financial institutions	750	64	—	814

Total	$142,893	$4,345	$(718)	$146,520

	December 31, 2014
(Dollar amounts in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agency securities	$23,035	$311	$(450)	$22,896
Obligations of states and political subdivisions:
Taxable	2,953	226	—	3,179
Tax-exempt	91,916	3,803	(553)	95,166
Mortgage-backed securities in government-sponsored entities	29,150	475	(234)	29,391
Private-label mortgage-backed securities	2,672	247	—	2,919

Total debt securities	149,726	5,062	(1,237)	153,551
Equity securities in financial institutions	750	33	—	783

Total	$150,476	$5,095	$(1,237)	$154,334

The amortized cost and fair value of debt securities at December 31, 2015, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollar amounts in thousands)	Amortized Cost	Fair Value
Due in one year or less	$1,135	$1,153
Due after one year through five years	10,790	10,890
Due after five years through ten years	19,172	19,830
Due after ten years	111,042	113,833

Total	$142,139	$145,706

Investment securities with an approximate carrying value of $68.8 million and $61.9 million at December 31, 2015 and 2014, respectively, were pledged to secure deposits and other purposes as required by law.

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the years ended December, 31 are as follows (in thousands):

	2015	2014	2013
Proceeds from sales	$15,686	$8,383	$25,088
Gross realized gains	440	306	186
Gross realized losses	(117)	(58)	(175)

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	December 31, 2015
	Less than Twelve Months		Twelve Months or Greater		Total
(Dollar amounts in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agency securities	$3,818	$(57)	$10,872	$(214)	$14,690	$(271)
Obligations of states and political subdivisions
Tax-exempt	1,268	(9)	9,394	(166)	10,662	(175)
Mortgage-backed securities in government-sponsored entities	8,725	(86)	6,685	(186)	15,410	(272)

Total	$13,811	$(152)	$26,951	$(566)	$40,762	$(718)

	December 31, 2014
	Less than Twelve Months		Twelve Months or Greater		Total
(Dollar amounts in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agency securities	$—	$—	$15,734	$(450)	$15,734	$(450)
Obligations of states and political subdivisions
Tax-exempt	2,406	(10)	18,232	(543)	20,638	(553)
Mortgage-backed securities in government-sponsored entities	—	—	16,774	(234)	16,774	(234)

Total	$2,406	$(10)	$50,740	$(1,227)	$53,146	$(1,237)

There were 46 securities that were considered temporarily impaired at December 31, 2015.

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment (“OTTI”). A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. The accounting literature requires the Company to assess whether the unrealized loss is other than temporary. For equity securities where the fair value has been significantly below cost for one year, the Company’s policy is to recognize an impairment loss unless sufficient evidence is available that the decline is not other than temporary and a recovery period can be predicted.

The Company has asserted that at December 31, 2015 and 2014, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe it will be required to sell these securities before recovery of their cost basis, which may be at maturity. The Company has concluded that any impairment of its investment securities portfolio outlined in the above table is not other than temporary and is the result of interest rate changes, sector credit rating changes, or company-specific rating changes that are not expected to result in the non-collection of principal and interest during the period.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97.9% of the total available-for-sale portfolio as of December 31, 2015, and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of significant unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company evaluates credit losses on a quarterly basis. The Company considered the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

•	The length of time and the extent to which the fair value has been less than the amortized cost basis.

•	Changes in the near-term prospects of the underlying collateral of a security such as changes in default rates, loss severity given default and significant changes in prepayment assumptions.

•	The level of cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities.

•	Any adverse change to the credit conditions and liquidity of the issuer, taking into consideration the latest information available about the overall financial condition of the issuer, credit ratings, recent legislation, and government actions affecting the issuer’s industry and actions taken by the issuer to deal with the present economic climate.

4. LOANS AND RELATED ALLOWANCE FOR LOAN LOSSES

Major classifications of loans at December 31 are summarized as follows (in thousands):

	2015	2014
Commercial and industrial	$42,536	$34,928
Real estate – construction	22,137	30,296
Real estate – mortgage:
Residential	232,478	210,096
Commercial	231,701	190,685
Consumer installment	4,858	4,579

	533,710	470,584
Less allowance for loan and lease losses	(6,385)	(6,846)

Net loans	$527,325	$463,738

The Company’s primary business activity is with customers located within its local trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin and Westerville, Ohio. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio at December 31, 2015 and 2014, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

The following tables summarize the primary segments of the loan portfolio and the allowance for loan and lease losses as of December 31, 2015 and 2014 (in thousands):

			Real Estate- Mortgage
December 31, 2015	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$1,808	$1,787	$3,881	$6,199	$6	$13,681
Collectively evaluated for impairment	40,728	20,350	228,597	225,502	4,852	520,029

Total loans	$42,536	$22,137	$232,478	$231,701	$4,858	$533,710

			Real estate- Mortgage
December 31, 2014	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$1,393	$3,296	$5,183	$4,490	$6	$14,368
Collectively evaluated for impairment	33,535	27,000	204,913	186,195	4,573	456,216

Total loans	$34,928	$30,296	$210,096	$190,685	$4,579	$470,584

			Real Estate- Mortgage
December 31, 2015	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$388	$130	$276	$39	$—	$833
Collectively evaluated for impairment	479	146	2,863	2,039	25	5,552

Total ending allowance balance	$867	$276	$3,139	$2,078	$25	$6,385

			Real Estate- Mortgage
December 31, 2014	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$83	$589	$892	$30	$2	$1,596
Collectively evaluated for impairment	559	279	2,811	1,546	55	5,250

Total ending allowance balance	$642	$868	$3,703	$1,576	$57	$6,846

The Company’s loan portfolio is segmented to a level that allows management to monitor risk and performance. The portfolio is segmented into Commercial and Industrial (“C&I”), Real Estate Construction, Real Estate—Mortgage which is further segmented into Residential and Commercial real estate, and Consumer Installment Loans. The C&I loan segment consists of loans made for the purpose of financing the activities of commercial customers. The residential mortgage loan segment consists of loans made for the purpose of financing the activities of residential homeowners. The commercial mortgage loan segment consists of loans made for the purpose of financing the activities of commercial real estate owners and operators. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts.

Management evaluates individual loans in all of the commercial segments for possible impairment if the loan is greater than $150,000 and if the loan either is in nonaccrual status, or is risk rated Substandard or Doubtful and is greater than 90 days past due. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Company does not separately evaluate individual consumer and residential mortgage loans for impairment, unless such loans are part of a larger relationship that is impaired.

Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis, with management primarily utilizing the fair value of collateral method. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis. The Company’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

December 31, 2015
Impaired Loans
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial and industrial	$1,027	$1,025	$—
Real estate – construction	1,657	1,651	—
Real estate – mortgage:
Residential	2,445	2,443	—
Commercial	2,337	2,335	—

Total	$7,466	$7,454	$—

With an allowance recorded:
Commercial and industrial	$781	$781	$388
Real estate – construction	130	130	130
Real estate – mortgage:
Residential	1,436	1,436	276
Commercial	3,862	3,846	39
Consumer installment	6	6	—

Total	$6,215	$6,199	$833

Total:
Commercial and industrial	$1,808	$1,806	$388
Real estate – construction	1,787	1,781	130
Real estate – mortgage:
Residential	3,881	3,879	276
Commercial	6,199	6,181	39
Consumer installment	6	6	—

Total	$13,681	$13,653	$833

December 31, 2014
Impaired Loans
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial and industrial	$1,146	$1,145	$—
Real estate – construction	2,707	2,705	—
Real estate – mortgage:
Residential	2,202	2,197	—
Commercial	4,064	4,060	—

Total	$10,119	$10,107	$—

With an allowance recorded:
Commercial and industrial	$247	$247	$83
Real estate – construction	589	589	589
Real estate – mortgage:
Residential	2,981	2,978	892
Commercial	426	426	30
Consumer installment	6	6	2

Total	$4,249	$4,246	$1,596

Total:
Commercial and industrial	$1,393	$1,392	$83
Real estate – construction	3,296	3,294	589
Real estate – mortgage:
Residential	5,183	5,175	892
Commercial	4,490	4,486	30
Consumer installment	6	6	2

Total	$14,368	$14,353	$1,596

The tables above include troubled debt restructuring totaling $3.1 million and $2.9 million as of December 31, 2015 and 2014, respectively.

The following table presents interest income by class, recognized on impaired loans (in thousands):

	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Commercial and industrial	$1,468	$100	$1,989	$85	$2,187	$119
Real estate – construction	2,407	115	3,631	154	3,743	183
Real estate – mortgage:
Residential	4,356	160	5,331	171	5,380	293
Commercial	5,203	350	5,998	229	6,500	493
Consumer installment	6	—	11	1	13	1

Total	$13,440	$725	$16,960	$640	$17,824	$1,090

Troubled Debt Restructuring (TDR) describes loans on which the bank has granted concessions for reasons related to the customer’s financial difficulties. Such concessions may include one or more of the following:

•	reduction in the interest rate to below market rates

•	extension of repayment requirements beyond normal terms

•	reduction of the principal amount owed

•	reduction of accrued interest due

•	acceptance of other assets in full or partial payment of a debt

In each case the concession is made due to deterioration in the borrower’s financial condition, and the new terms are less stringent than those required on a new loan with similar risk.

The following tables present the number of loan modifications by class, the corresponding recorded investment, and the subsequently defaulted modifications (in thousands):

	December 31, 2015
	Number of Contracts			Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings	Term Modification	Other	Total
Commercial and industrial	6	—	6	$434	$434
Real estate construction	1	—	1	181	181
Residential real estate	5	1	6	515	535
Commercial real estate	1	—	1	270	270

	December 31, 2015
Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	2	$14
Real estate construction	1	130

	December 31, 2014
	Number of Contracts			Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings	Term Modification	Other	Total
Residential real estate	3	—	3	$140	$140
Commercial real estate	1	—	1	48	48
Consumer	1	—	1	6	6

	December 31, 2014
Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Residential real estate	1	$15

	December 31, 2013
	Number of Contracts			Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings	Term Modification	Other	Total
Commercial and industrial	6	1	7	$1,264	$1,264
Residential real estate	7	—	7	784	784
Commercial real estate	2	—	2	834	834

	December 31, 2013
Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	5	$574
Commercial real estate	1	190

Management uses a nine-point internal risk-rating system to monitor the credit quality of the overall loan portfolio. The first five categories are considered not criticized and are aggregated as Pass-rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are considered Substandard. Any portion of a loan that has been charged off is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan-rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as bankruptcy, repossession, or death, occurs to raise awareness of a possible credit event. The Company’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis with the Chief Credit Officer ultimately responsible for accurate and timely risk ratings. The Credit Department performs an annual review of all commercial relationships $1,000,000 or greater. Confirmation of the appropriate risk grade is included in the review on an ongoing basis. The Company engages an external consultant to conduct loan reviews on a semiannual basis. Generally, the external consultant reviews commercial relationships greater than $250,000 and/or criticized relationships greater than $125,000. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard on a quarterly basis. Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

The following tables present the classes of the loan portfolio summarized by the aggregate Pass rating and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system as of December 31, 2015 and 2014 (in thousands):

December 31, 2015	Pass	Special Mention	Substandard	Doubtful	Total Loans
Commercial and industrial	$40,560	$242	$1,734	$—	$42,536
Real estate – construction	22,007	—	—	130	22,137
Real estate – mortgage:
Residential	225,945	728	5,805	—	232,478
Commercial	219,331	4,327	8,043	—	231,701
Consumer installment	4,854	—	4	—	4,858

Total	$512,697	$5,297	$15,586	$130	$533,710

December 31, 2014	Pass	Special Mention	Substandard	Doubtful	Total Loans
Commercial and industrial	$33,160	$—	$1,730	$38	$34,928
Real estate – construction	29,212	495	—	589	30,296
Real estate – mortgage:
Residential	200,928	584	8,584	—	210,096
Commercial	180,899	3,908	5,878	—	190,685
Consumer installment	4,572	—	7	—	4,579

Total	$448,759	$4,987	$16,211	$627	$470,584

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of loans and nonaccrual loans as of December 31, 2015 and 2014 (in thousands):

December 31, 2015	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days+ Past Due	Total Past Due	Total Loans
Commercial and industrial	$41,544	$225	$26	$741	$992	$42,536
Real estate – construction	22,137	—	—	—	—	22,137
Real estate – mortgage:
Residential	229,725	1,482	92	1,179	2,753	232,478
Commercial	230,903	189	—	609	798	231,701
Consumer installment	4,837	16	3	2	21	4,858

Total	$529,146	$1,912	$121	$2,531	$4,564	$533,710

December 31, 2014	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days+ Past Due	Total Past Due	Total Loans
Commercial and industrial	$34,480	$349	$68	$31	$448	$34,928
Real estate – construction	30,296	—	—	—	—	30,296
Real estate – mortgage:
Residential	205,753	2,065	363	1,915	4,343	210,096
Commercial	190,088	30	—	567	597	190,685
Consumer installment	4,547	27	3	2	32	4,579

Total	$465,164	$2,471	$434	$2,515	$5,420	$470,584

The following tables present the classes of the loan portfolio summarized by nonaccrual loans and loans 90 days or more past due and still accruing as of December 31, 2015 and 2014 (in thousands):

December 31, 2015	Nonaccrual	90+ Day Past Due and Accruing
Commercial and industrial	$1,450	$—
Real estate – construction	130	—
Real estate – mortgage:
Residential	4,122	—
Commercial	1,842	—
Consumer installment	1	2

Total	$7,545	$2

December 31, 2014	Nonaccrual	90+ Days Past Due and Accruing
Commercial and industrial	$365	$—
Real estate – construction	587	—
Real estate – mortgage:
Residential	5,310	165
Commercial	1,083	—
Consumer installment	2	—

Total	$7,347	$165

Interest income that would have been recorded had these loans not been placed on nonaccrual status was $259,000 in 2015, $207,000 in 2014, and $439,000 in 2013.

An allowance for loan and lease losses (“ALLL”) is maintained to absorb losses from the loan portfolio. The ALLL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of nonperforming loans.

The Company’s methodology for determining the ALLL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (discussed above) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statement on the Allowance for Loan and Lease Losses and other bank regulatory guidance. The total of the two components represents the Company’s ALLL.

Loans that are collectively evaluated for impairment are analyzed, with general allowances being made as appropriate. For general allowances, historical loss trends are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative factors.

The classes described above, which are based on the purpose code assigned to each loan, provide the starting point for the ALLL analysis. Management tracks the historical net charge-off activity at the purpose code level. A historical charge-off factor is calculated utilizing the last twelve consecutive quarters.

Management has identified a number of additional qualitative factors which it uses to supplement the historical charge-off factor, because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors that are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources are: national and local economic trends and conditions; levels of and trends in delinquency rates and nonaccrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of lending staff; value of underlying collateral; and concentrations of credit from a loan type, industry, and/or geographic standpoint.

Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALLL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALLL.

The following tables summarize the primary segments of the loan portfolio (in thousands):

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2014	$642	$868	$3,703	$1,576	$57	$6,846
Charge-offs	(280)	(385)	(425)	(92)	(15)	(1,197)
Recoveries	207	—	186	5	23	421
Provision	298	(207)	(325)	589	(40)	315

ALLL balance at December 31, 2015	$867	$276	$3,139	$2,078	$25	$6,385

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2013	$614	$576	$3,664	$2,170	$22	$7,046
Charge-offs	(237)	—	(671)	(260)	(44)	(1,212)
Recoveries	121	60	267	40	154	642
Provision	144	232	443	(374)	(75)	370

ALLL balance at December 31, 2014	$642	$868	$3,703	$1,576	$57	$6,846

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2012	$1,732	$1,123	$2,872	$1,991	$61	$7,779
Charge-offs	(419)	(191)	(675)	—	(45)	(1,330)
Recoveries	191	33	107	46	24	401
Provision	(890)	(389)	1,360	133	(18)	196

ALLL balance at December 31, 2013	$614	$576	$3,664	$2,170	$22	$7,046

The decrease in the ALLL balance for real estate construction was largely due to a $0.4 million charge off. The decrease in the ALLL balance for residential real estate was largely due to aggregate charge offs of $0.3 million of loans secured by first liens. The increase in the ALLL balance for commercial real estate is mostly due to the 21.5% growth in the portfolio.

5. OTHER REAL ESTATE OWNED (“OREO”)

OREO comprises foreclosed assets acquired in settlement of loans and is carried at fair value less estimated cost to sell and is included in other assets on the Consolidated Balance Sheet. As of December 31, 2015, and December 31, 2014, there were $1.4 million and $2.6 million, respectively, of OREO. As of December 31, 2015, the Company has initiated formal foreclosure proceedings on $1.1 million of real estate.

6. PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31:

(Dollar amounts in thousands)	2015	2014
Land and land improvements	$1,943	$1,943
Building and leasehold improvements	11,414	11,133
Furniture, fixtures, and equipment	4,853	4,637

	18,210	17,713
Less accumulated depreciation and amortization	8,438	7,733

Total	$9,772	$9,980

Depreciation and amortization charged to operations was $715,000 in 2015, $750,000 in 2014, and $676,000 in 2013.

7. GOODWILL AND INTANGIBLE ASSETS

Goodwill totaled $4,559,000 at the years ended December 31, 2015, and 2014. Core deposit intangible carrying amount was $76,000 and $116,000 for the years ended December 31, 2015, and 2014. Core deposit accumulated amortization was $320,000 and $280,000 for the years ended December 31, 2015, and 2014.

Core deposit intangible assets are amortized on a straight-line basis over their estimated lives of ten years. Amortization expense totaled $40,000 in 2015, 2014, and 2013, respectively. The estimated aggregate future amortization expense for core deposit intangible assets as of December 31, 2015, is $40,000 in 2017 and $36,000 in 2018.

8. OTHER ASSETS

The components of other assets at the years ended December 31:

(Dollar amounts in thousands)	2015	2014
FHLB stock	$1,887	$1,887
Accrued interest on investment securities	1,010	1,005
Accrued interest on loans	1,377	1,090
Deferred tax asset, net	959	1,484
Other	2,244	1,579

Total	$7,477	$7,045

9. DEPOSITS

Time deposits at December 31, 2015, mature $92.9 million, $30.2 million, $11.0 million, $9.0 million, and $48.2 million during 2016, 2017, 2018, 2019, and 2020, respectively.

The aggregate of all time deposit accounts of $250,000 or more amounted to $29.0 million and $54.6 million at December 31, 2015 and 2014, respectively.

10. SHORT-TERM BORROWINGS

The year ended December 31 outstanding balances and related information of short-term borrowings, which includes securities sold under agreements to repurchase and short-term borrowings from other banks, are summarized as follows:

(Dollar amounts in thousands)	2015	2014
Balance at year-end	$35,825	$14,808
Average balance outstanding	11,768	8,379
Maximum month-end balance	35,825	19,970
Weighted-average rate at year-end	1.37%	0.98%
Weighted-average rate during the year	1.65%	1.77%

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expense divided by the related average balance.

The Company maintains a $4.0 million line of credit at an adjustable rate, currently 3.92%, a $3.0 million line of credit at an adjustable rate, currently at 4.00%, and a $2.5 million line of credit at an adjustable rate, currently 3.75%. At December 31, 2015, 2014, and 2013, outstanding borrowings under these lines were $9.5 million, $3.1 million, and $3.9 million, respectively.

The following table provides additional detail regarding short-term borrowed funds.

	Repurchase Agreements (Sweep) Accounted for as Secured Borrowings (in thousands) Overnight and Continuous
	December 31, 2015	December 31, 2014
Repurchase agreements:
U.S. Government agency securities	$1,052	$1,090
Mortgage-backed securities in government-sponsored entities	1,877	2,091

	$2,929	$3,181

11. OTHER BORROWINGS

Other borrowings consist of advances from the FHLB and subordinated debt as follows:

(Dollar amounts in thousands) Description	Maturity range		Weighted- average interest rate	Stated interest rate range
	from	to		from	to	2015	2014
Fixed-rate amortizing	07/01/17	10/01/28	4.02%	2.99%	4.47%	$1,691	$2,376
Junior subordinated debt	12/21/37	12/21/37	1.95%	1.90	1.99	8,248	8,248

Total						$9,939	$10,624

The scheduled maturities of other borrowings are as follows:

(Dollar amounts in thousands)
Year Ending December 31,	Amount	Weighted- Average Rate
2016	502	4.00%
2017	373	4.00%
2018	252	4.02%
2019	155	4.04%
2020	116	4.04%
Beyond 2020	8,542	1.51%

Total	$9,939	1.84%

Fixed-rate amortizing advances from the FHLB require monthly principal and interest payments and an annual 20 percent paydown of outstanding principal. Monthly principal and interest payments are adjusted after each 20 percent paydown. Under the terms of a blanket agreement, FHLB borrowings are secured by certain qualifying assets of the Company which consist principally of first mortgage loans or mortgage-backed securities. Under this credit arrangement, the Company has a remaining borrowing capacity of approximately $80.0 million at December 31, 2015.

The Company formed a special purpose entity (“Entity”) to issue $8,000,000 of floating rate, obligated mandatorily redeemable securities, and $248,000 in common securities as part of a pooled offering. The rate adjusts quarterly, equal to LIBOR plus 1.67%. The Entity may redeem them, in whole or in part, at face value. The Company borrowed the proceeds of the issuance from the Entity in December 2006 in the form of an $8,248,000 note payable, which is included in the other borrowings on the Company’s Consolidated Balance Sheet.

12. OTHER LIABILITIES

The components of other liabilities are as follows:

(Dollar amounts in thousands)	2015	2014
Accrued interest payable	$395	$315
Supplemental Executive Retirement Plan	1,091	828
Accrued salary expense	689	609
Other	449	368

Total	$2,624	$2,120

13. INCOME TAXES

The provision for federal income taxes consists of:

(Dollar amounts in thousands)	2015	2014	2013
Current payable	$1,004	$2,146	$1,556
Deferred	558	(154)	423

Total provision	$1,562	$1,992	$1,979

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

(Dollar amounts in thousands)	2015	2014
Deferred tax assets:
Allowance for loan and lease losses	$2,171	$2,328
Supplemental retirement plan	371	282
Investment security basis adjustment	66	66
Nonaccrual interest income	415	444
Deferred origination fees, net	12	295
OREO adjustments	92	94
Accrued compensation	234	207
Other	23	14

Gross deferred tax assets	3,384	3,730

Deferred tax liabilities:
Premises and equipment	514	385
Net unrealized gain on securities	1,233	1,311
FHLB stock dividends	225	225
Intangibles	401	353
Mortgage servicing rights	68	—
Other	44	77

Gross deferred tax liabilities	2,485	2,351

Net deferred tax assets	$899	$1,379

No valuation allowance was established at December 31, 2015 and 2014, in view of the Company’s ability to carry back to taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company’s earnings potential.

The reconciliation between the federal statutory rate and the Company’s effective consolidated income tax rate is as follows:

(Dollar amounts in thousands)	2015		2014		2013
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Provision at statutory rate	$2,866	34.0%	$3,119	34.0%	$3,062	34.0%
Tax-free income	(1,347)	(15.9)	(1,187)	(12.9)	(1,138)	(12.6)
Nondeductible interest expense	34	0.4	37	0.4	45	0.5
Other	9	0.0	23	0.2	10	0.1

Actual tax expense and effective rate	$1,562	18.5%	$1,992	21.7%	$1,979	22.0%

ASC 740-10 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

At December 31, 2015 and December 31, 2014, the Company had no unrecognized tax benefits. The Company does not expect the total amount of unrecognized tax benefits to significantly increase within the next 12 months. The Company recognizes interest and penalties on unrecognized tax benefits as a component of income tax expense.

The Company and the Bank are subject to U.S. federal income tax as well as an income tax in the state of Ohio, and the Bank is subject to a capital-based franchise tax in the state of Ohio. The Company and the Bank are no longer subject to examination by taxing authorities for years before December 31, 2012.

14. EMPLOYEE BENEFITS

Retirement Plan

The Bank maintains section 401(k) employee savings and investment plans for all full-time employees and officers of the Bank with more than one year of service. The Bank’s contributions to the plans are based on 50 percent matching of voluntary contributions up to 6 percent of compensation. An eligible employee can contribute up to 100 percent of salary. Employee contributions are vested at all times, and MBC contributions are fully vested after six years beginning at the second year in 20 percent increments. Contributions for 2015, 2014, and 2013 to these plans amounted to $156,000, $143,000, and $155,000, respectively.

Supplemental Retirement Plan

Until 2001, MBC maintained a Directors’ Retirement Plan to provide postretirement payments over a ten-year period to members of the Board of Directors who had completed five or more years of service. The plan required payment of 25 percent of the final average annual board fees paid to a director in the three years preceding the director’s retirement.

The following table illustrates the components of the projected payments for the Directors’ Retirement Plan for the years ended:

Projected Payments
2016	$29,000
2017	23,000
2018	18,000
2019	12,000
2020	10,000
2021	2,000

Total	$94,000

The retirement plan is available solely for nonemployee directors of The Middlefield Banking Company, but the Bank has not entered into any additional retirement arrangements for nonemployee directors since 2001. All director participants have retired.

Executive Deferred Compensation Plan

The Company maintains an Executive Deferred Compensation Plan (the “Plan”) to provide post-retirement payments to members of senior management. The Plan agreements are noncontributory, defined contribution arrangements that provide supplemental retirement income benefits to several officers, with contributions made solely by the Bank. During 2015, 2014, and 2013, the Company contributed $65,000, $115,000, and $120,000, respectively, to the Plan.

Stock Option and Restricted Stock Plan

The Company maintains a stock option and restricted stock plan (“the Plan”) for granting incentive stock options, nonqualified stock options, and restricted stock to key officers and employees and nonemployee directors of the Company. A total of 160,000 shares of authorized and unissued or issued common stock were reserved for issuance under the Plan, which expires ten years from the date of stockholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted.

The following table presents share data related to the outstanding options:

	2015	Weighted- average Exercise Price	2014	Weighted- average Exercise Price
Outstanding, January 1	$46,451	$27.90	$58,581	$28.38
Expired	(10,802)	36.93	—	—
Exercised	(2,175)	21.31	(11,223)	30.45
Forfeited	(1,525)	33.53	(907)	27.35

Outstanding, December 31	$31,949	$25.03	$46,451	$27.90

Exercisable, December 31	$31,949	$25.03	$46,451	$27.90

The following table summarizes the characteristics of stock options at December 31, 2015:

		Outstanding			Exercisable
Grant Date	Exercise Price	Shares	Contractual Average Life	Average Exercise Price	Shares	Average Exercise Price
December 10, 2006	40.24	2,625	0.94	40.24	2,625	40.24
May 16, 2007	37.48	1,337	1.37	37.48	1,337	37.48
December 10, 2007	37.00	1,950	1.94	37.00	1,950	37.00
January 2, 2008	36.25	1,337	2.00	36.25	1,337	36.25
November 10, 2008	23.00	16,500	2.86	23.00	16,500	23.00
May 9, 2011	17.55	8,200	5.35	17.55	8,200	17.55

		31,949			31,949

No options were granted for the years ended December 31, 2015 and 2014. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date and as an addition to stockholders’ equity.

15. COMMITMENTS

In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying consolidated financial statements. These commitments and contingent liabilities represent financial instruments with off-balance sheet risk. The contract or notional amounts of those instruments reflect the extent of involvement in particular types of financial instruments which were composed of the following:

(Dollar amounts in thousands)	2015	2014
Commitments to extend credit	$112,134	$97,947
Standby letters of credit	4,404	4,514

Total	$116,538	$102,461

These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The Company’s exposure to credit loss, in the event of nonperformance by the other parties to the financial instruments, is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Performance letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one-year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized over the coverage period. For secured letters of credit, the collateral is typically bank deposit instruments or customer business assets.

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward contracts for the future delivery of these mortgage loans are considered derivatives. It is the Company’s practice to enter into the forward contracts for the future purchase of mortgage-backed securities when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. These mortgage banking derivatives are not formally designated as hedge relationships. The derivative assets and liabilities are considered immaterial as of December 31, 2015. Associated income and expense is reported in gains on sale of loans.

Leasing Arrangements

The Company leases certain of its banking facilities under operating leases which contain certain renewal options. As of December 31, 2015, approximate future minimum rental payments, including the renewal options under these leases, are as follows (in thousands):

2016	$285
2017	293
2018	294
2019	289
2020	301
Thereafter	2,055

$3,517

The above amounts represent minimum rentals not adjusted for possible future increases due to escalation provisions and assume that all renewal option periods will be exercised by the Company. Rent expense approximated $288,000, $269,000, and $301,000 for the years ended December 31, 2015, 2014, and 2013, respectively.

16. REGULATORY RESTRICTIONS

The Company is subject to the regulatory requirements of the Federal Reserve System as a bank holding company. The bank is subject to regulations of the Federal Deposit Insurance Corporation (“FDIC”) and the State of Ohio, Division of Financial Institutions.

Since the establishment in the fourth quarter of 2009 of Middlefield Banc Corp.’s nonbank-asset resolution subsidiary, EMORECO, Inc., the Bank has sold $5.8 million of nonperforming assets to this subsidiary.

Cash Requirements

The Cleveland district Federal Reserve Bank requires the Company to maintain certain average reserve balances. As of December 31, 2015 and 2014, the Bank had required reserves of $6.9 million and $6.8 million comprising vault cash and a depository amount held with the Federal Reserve Bank.

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount of 10 percent of the Bank’s common stock and capital surplus.

Dividends

MBC is subject to dividend restrictions that generally limit the amount of dividends that can be paid by an Ohio state-chartered bank. Under the Ohio Banking Code, cash dividends may not exceed net profits as defined for that year combined with retained net profits for the two preceding years less any required transfers to surplus. Under this formula the amount available for payment of dividends for 2015 approximates $8.5 million plus 2016 profits retained up to the date of the dividend declaration. As a condition to the ODFI’s approval of the merger of Emerald Bank into MBC, until the third anniversary of the merger, that is until January 20, 2017, MBC will have to obtain the ODFI’s advance approval for dividend payments to the Company.

17. REGULATORY CAPITAL

The Bank and Company are subject to regulatory capital requirements administered by banking agencies. Capital adequacy guidelines and prompt corrective-action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. Management believes as of December 31, 2015, the Bank and Company have met all capital adequacy requirements to which it is subject.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, under-capitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

The Basel III Capital Rules became effective for the Bank on January 1, 2015 and certain provisions are subject to a phase-in period. The implementation of the capital conservation buffer will begin on January 1, 2016 at the 0.625% level and be phased in over a four -year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). The Basel III Capital Rules also provide for a “countercyclical capital buffer” that is applicable to only certain covered institutions and does not have any current applicability to the Bank. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The following tables present actual and required capital ratios as of December 31, 2015 under the Basel III Capital Rules. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	As of December 31, 2015
	Leverage	Tier 1 Risk Based	Common Equity Tier 1	Total Risk Based
The Middlefield Banking Company	9.23%	12.52%	12.52%	13.73%
Middlefield Banc Corp.	8.69%	12.00%	12.00%	13.20%
Adequately capitalized ratio	4.00%	6.00%	4.50%	8.00%
Adequately capitalized ratio plus capital conservation buffer	4.00%	8.50%	7.00%	10.50%
Well-capitalized ratio (Bank only)	5.00%	8.00%	6.50%	10.00%

See Note 15 for additional information concerning regulatory capital requirements

The Company’s and its subsidiary’s actual capital ratios are presented in the following table that shows that all regulatory capital requirements were met as of December 31, 2014.

	As of December 31, 2014
	Leverage	Tier 1 Risk Based	Total Risk Based
The Middlefield Banking Company	9.25%	12.95%	14.19%
Middlefield Banc Corp.	9.60%	13.38%	14.64%
Adequately capitalized ratio	4.00%	4.00%	8.00%
Well-capitalized ratio (Bank only)	5.00%	6.00%	10.00%

18.	FAIR VALUE DISCLOSURE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels defined by U.S. generally accepted accounting principles are as follows:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:	Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following tables present the assets measured on a recurring basis on the Consolidated Balance Sheet at their fair value as of December 31, 2015 and 2014, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2015
(Dollar amounts in thousands)	Level I	Level II	Level III	Total
Assets measured on a recurring basis:
U.S. government agency securities	$—	$21,629	$—	$21,629
Obligations of states and political subdivisions	—	97,290	—	97,290
Mortgage-backed securities in government- sponsored entities	—	24,524	—	24,524
Private-label mortgage-backed securities	—	2,263	—	2,263

Total debt securities	—	145,706	—	145,706
Equity securities in financial institutions	—	814	—	814

Total	$—	$146,520	$—	$146,520

		December 31, 2014
	Level I	Level II	Level III	Total
Assets measured on a recurring basis:
U.S. government agency securities	$—	$22,896	$—	$22,896
Obligations of states and political subdivisions	—	98,345	—	98,345
Mortgage-backed securities in government- sponsored entities	—	29,391	—	29,391
Private-label mortgage-backed securities	—	2,919	—	2,919

Total debt securities	—	153,551	—	153,551
Equity securities in financial institutions	—	783	—	783

Total	$—	$154,334	$—	$154,334

Financial instruments are considered Level III when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. In addition to these unobservable inputs, the valuation models for Level III financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly. Level III financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

The following tables present the assets measured on a non-recurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secure the impaired loan include quoted market prices for identical assets classified as Level I inputs and observable inputs, employed by certified appraisers, for similar assets classified as Level II inputs. In cases where valuation techniques included inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level III inputs.

		December 31, 2015
(Dollar amounts in thousands)	Level I	Level II	Level III	Total
Assets measured on a non-recurring basis:
Impaired loans	$—	$—	$12,848	$12,848
Other real estate owned	—	—	1,412	1,412

		December 31, 2014
	Level I	Level II	Level III	Total
Assets measured on a non-recurring basis:
Impaired loans	$—	$—	$12,772	$12,772
Other real estate owned	—	—	2,590	2,590

The following tables present additional quantitative information about assets measured at fair value on a non-recurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2015

Impaired loans	$6,867	Discounted cash flow	Discount rate	3.1% to 7.9% (5.0%)
	5,981	Appraisal of collateral (1)	Appraisal adjustments (2)	0.0% to 87.1% (23.3%)

Other real estate owned	$1,412	Appraisal of collateral (1)	Appraisal adjustments (2)	0.0% to 10.0% (7.3%)

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2014

Impaired loans	$12,772	Appraisal of collateral (1)	Appraisal adjustments (2)	0% to 84.6% (25.5%)

Other real estate owned	$2,590	Appraisal of collateral (1)	Appraisal adjustments (2)	0% to 10.0% (7.5%)

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various level 3 inputs which are not identifiable.
(2)	Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2015
	Carrying Value	Level I	Level II	Level III	Total Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$23,750	$23,750	$—	$—	$23,750
Investment securities available for sale	146,520	—	146,520	—	146,520
Loans held for sale	1,107	—	1,107	—	1,107
Net loans	527,325	—	—	534,021	534,021
Bank-owned life insurance	13,141	13,141	—	—	13,141
Federal Home Loan Bank stock	1,887	1,887	—	—	1,887
Accrued interest receivable	2,387	2,387	—	—	2,387
Financial liabilities:
Deposits	$624,447	$433,226	$—	$191,747	$624,973
Short-term borrowings	35,825	35,825	—	—	35,825
Other borrowings	9,939	—		10,063	10,063
Accrued interest payable	395	395	—	—	395

	December 31, 2014
	Carrying Value	Level I	Level II	Level III	Total Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$25,639	$25,639	$—	$—	$25,639
Investment securities available for sale	154,334	—	154,334	—	154,334
Loans held for sale	438	—	438	—	438
Net loans	463,738	—	—	475,019	475,019
Bank-owned life insurance	9,092	9,092	—	—	9,092
Federal Home Loan Bank stock	1,887	1,887	—	—	1,887
Accrued interest receivable	2,095	2,095	—	—	2,095
Financial liabilities:
Deposits	$586,112	$416,254	$—	$170,542	$586,796
Short-term borrowings	14,808	14,808	—	—	14,808
Other borrowings	10,624	—		10,822	10,822
Accrued interest payable	315	315	—	—	315

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management’s judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. Since many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions.

Cash and Cash Equivalents, Federal Home Loan Bank Stock, Accrued Interest Receivable, Accrued Interest Payable, and Short-Term Borrowings

The fair value is equal to the current carrying value.

Bank-Owned Life Insurance

The fair value is equal to the cash surrender value of the life insurance policies.

Investment Securities Available for Sale

The fair value of investment securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans

The fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms and qualities would be made to borrowers of similar credit quality. Where quoted market prices were available, primarily for certain residential mortgage loans, such market rates were utilized as estimates for fair value.

Mortgage loans held for sale

Mortgage loans held for sale are carried at their fair value. Mortgage loans held for sale are estimated using security prices for similar product types and, therefore, are classified in Level II.

Deposits and Other Borrowed Funds

The fair values of certificates of deposit and other borrowed funds are based on the discounted value of contractual cash flows. The discount rates are estimated using rates currently offered for similar instruments with similar remaining maturities. Demand, savings, and money market deposits are valued at the amount payable on demand as of year-end.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 14.

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents the changes in accumulated other comprehensive income (loss) by component net of tax:

(Dollars in thousands)	Unrealized gains on available-for-sale securities (a)
Balance as of December 31, 2014	$2,548

Other comprehensive income before reclassification	60
Amount reclassified from accumulated other comprehensive income	(213)

Period change	(153)

Balance at December 31, 2015	$2,395

(Dollars in thousands)	Unrealized gains on available for sale securities (a)
Balance as of December 31, 2013	($2,237)

Other comprehensive income before reclassification	4,949
Amount reclassified from accumulated other comprehensive income	(164)

Period change	4,785

Balance at December 31, 2014	$2,548

(a)	All amounts are net of tax. Amounts in parentheses indicate debits.

The following tables present significant amounts reclassified out of each component of accumulated other comprehensive income (loss):

(Dollars in thousands) Details about other comprehensive income	Amount Reclassified from Accumulated Other Comprehensive Income (a) December 31, 2015	Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains on available-for-sale securities	$323	Investment securities gains, net
	(110)	Income taxes

	$213	Net of tax

(Dollars in thousands) Details about other comprehensive income	Amount Reclassified from Accumulated Other Comprehensive Income (a) December 31, 2014	Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains on available-for-sale securities	$248	Investment securities gains, net
	(84)	Income taxes

	$164	Net of tax

(a)	Amounts in parentheses indicate debits to net income.

20.	PARENT COMPANY

Following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

(Dollar amounts in thousands)	December 31,
	2015	2014
ASSETS
Cash and due from banks	$1,329	$466
Investment securities available for sale	814	783
Investment in nonbank subsidiary	2,418	2,534
Investment in subsidiary bank	73,061	69,514
Other assets	2,475	1,981

TOTAL ASSETS	$80,097	$75,278

LIABILITIES
Trust preferred securities	$8,248	$8,248
Short-term borrowings	9,499	3,136
Other liabilities	43	27

TOTAL LIABILITIES	17,790	11,411

STOCKHOLDERS’ EQUITY	62,307	63,867

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$80,097	$75,278

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,
(Dollar amounts in thousands)	2015	2014	2013
INCOME
Dividends from subsidiary bank	$4,023	$3,142	$2,198
Other	19	8	5

Total income	4,042	3,150	2,203

EXPENSES
Interest expense	290	304	361
Other	860	816	475

Total expenses	1,150	1,120	836

Income before income tax benefit	2,892	2,030	1,367

Income tax benefit	(386)	(378)	(283)

Income before equity in undistributed net income of subsidiaries	3,278	2,408	1,650

Equity in undistributed net income of subsidiaries	3,587	4,772	5,378

NET INCOME	$6,865	$7,180	$7,028

Comprehensive Income (Loss)	$6,712	$11,965	$(600)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(Dollar amounts in thousands)	2015	2014	2013
OPERATING ACTIVITIES
Net income	$6,865	$7,180	$7,028
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of Middlefield Banking Company	(3,703)	(4,798)	(4,884)
Equity in undistributed net income of Emerald Bank	—	—	(598)
Equity in undistributed net loss of EMORECO	116	26	104
Stock-based compensation expense	18	10	—
Other	(503)	(409)	(253)

Net cash provided by operating activities	2,793	2,009	1,397

FINANCING ACTIVITIES
Net increase (decrease) in short-term borrowings	6,363	(759)	(976)
Purchase of treasury stock	(6,784)	—	—
Common stock issued	—	—	74
Stock options exercised	(7)	(50)	(77)
Proceeds from dividend reinvestment plan	651	590	736
Cash dividends	(2,153)	(2,121)	(2,097)

Net cash used for financing activities	(1,930)	(2,340)	(2,340)

Increase (decrease) in cash	863	(331)	(943)

CASH AT BEGINNING OF YEAR	466	797	1,740

CASH AT END OF YEAR	$1,329	$466	$797

21.	SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

(Dollar amounts in thousands)	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Total interest income	$7,035	$7,066	$7,151	$7,343
Total interest expense	883	990	959	988

Net interest income	6,152	6,076	6,192	6,355
Provision for loan losses	105	—	105	105

Net interest income after provision for loan losses	6,047	6,076	6,087	6,250

Total noninterest income	796	962	1,108	1,178
Total noninterest expense	4,811	5,217	4,669	5,380

Income before income taxes	2,032	1,821	2,526	2,048
Income taxes	404	316	544	298

Net income	$1,628	$1,505	$1,982	$1,750

Per share data:
Net income
Basic	$0.79	$0.73	$0.96	$0.93
Diluted	0.78	0.73	0.96	0.92
Average shares outstanding:
Basic	2,053,660	2,058,986	2,064,054	1,884,484
Diluted	2,062,867	2,068,313	2,072,639	1,893,345

(Dollar amounts in thousands)	Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Total interest income	$6,989	$6,919	$6,911	$7,055
Total interest expense	1,033	1,033	999	1,005

Net interest income	5,956	5,886	5,912	6,050
Provision for loan losses	180	120	70	—

Net interest income after provision for loan losses	5,776	5,766	5,842	6,050

Total noninterest income	715	857	990	1,026
Total noninterest expense	4,229	4,598	4,385	4,638

Income before income taxes	2,262	2,025	2,447	2,438
Income taxes	499	414	529	550

Net income	$1,763	$1,611	$1,918	$1,888

Per share data:
Net income
Basic	$0.87	$0.79	$0.94	$0.92
Diluted	0.86	0.79	0.93	0.92
Average shares outstanding:
Basic	2,033,480	2,038,026	2,044,124	2,049,536
Diluted	2,039,515	2,044,564	2,052,012	2,059,561

MIDDLEFIELD BANC CORP.

CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands, except share data)

(Unaudited)

	September 30, 2016	December 31, 2015
ASSETS
Cash and due from banks	$21,976	$22,421
Federal funds sold	1,300	1,329

Cash and cash equivalents	23,276	23,750
Investment securities available for sale, at fair value	123,054	146,520
Loans held for sale	880	1,107
Loans	586,329	533,710
Less allowance for loan and lease losses	6,334	6,385

Net loans	579,995	527,325
Premises and equipment, net	9,921	9,772
Goodwill	4,559	4,559
Core deposit intangibles	46	76
Bank-owned life insurance	13,438	13,141
Other real estate owned	1,205	1,412
Accrued interest and other assets	5,884	7,477

TOTAL ASSETS	762,258	735,139

LIABILITIES
Deposits:
Noninterest-bearing demand	$136,320	$116,498
Interest-bearing demand	67,061	57,219
Money market	77,774	78,856
Savings	173,272	180,653
Time	184,915	191,221

Total deposits	639,342	624,447
Short-term borrowings	32,803	35,825
Other borrowings	9,713	9,939
Accrued interest and other liabilities	2,208	2,624

TOTAL LIABILITIES	684,066	672,835

STOCKHOLDERS’ EQUITY
Common stock, no par value; 10,000,000 shares authorized, 2,636,830 and 2,263,403 shares issued; 2,250,665 and 1,877,238 shares outstanding	47,812	36,191
Retained earnings	40,282	37,236
Accumulated other comprehensive income	3,616	2,395
Treasury stock, at cost; 386,165 shares	(13,518)	(13,518)

TOTAL STOCKHOLDERS’ EQUITY	78,192	62,304

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$762,258	$735,139

See accompanying notes to unaudited consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF INCOME

(Dollar amounts in thousands, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$6,459	$5,971	$18,949	$17,656
Interest-bearing deposits in other institutions	15	6	42	26
Federal funds sold	7	4	16	12
Investment securities:
Taxable interest	235	341	865	1,115
Tax-exempt interest	687	809	2,227	2,373
Dividends on stock	17	20	74	70

Total interest and dividend income	7,420	7,151	22,173	21,252

INTEREST EXPENSE
Deposits	921	876	2,665	2,581
Short-term borrowings	49	30	288	100
Other borrowings	14	20	47	66
Trust preferred securities	42	33	117	85

Total interest expense	1,026	959	3,117	2,832

NET INTEREST INCOME	6,394	6,192	19,056	18,420
Provision for loan losses	105	105	315	210

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,289	6,087	18,741	18,210

NONINTEREST INCOME
Service charges on deposit accounts	505	471	1,443	1,382
Investment securities gains, net	—	211	303	257
Earnings on bank-owned life insurance	101	101	297	262
Gain on sale of loans	129	113	322	286
Other income	242	212	694	679

Total noninterest income	977	1,108	3,059	2,866

NONINTEREST EXPENSE
Salaries and employee benefits	2,677	2,285	7,740	7,205
Occupancy expense	306	305	933	945
Equipment expense	221	249	700	706
Data processing costs	334	287	928	798
Ohio state franchise tax	186	75	448	225
Federal deposit insurance expense	132	120	396	352
Professional fees	547	229	1,057	825
Loss (gain) on other real estate owned	(49)	24	(52)	72
Advertising expense	206	195	604	586
Other real estate expense	97	116	299	449
Directors fees	102	98	330	343
Core deposit intangible amortization	10	10	30	30
Appraiser fees	114	97	334	327
ATM fees	102	89	296	295
Other expense	677	490	1,872	1,539

Total noninterest expense	5,662	4,669	15,915	14,697

Income before income taxes	1,604	2,526	5,885	6,379
Income taxes	261	544	1,129	1,264

NET INCOME	$1,343	$1,982	$4,756	$5,115

EARNINGS PER SHARE
Basic	$0.60	$0.96	$2.31	$2.49
Diluted	0.60	0.96	2.31	2.47
See accompanying notes to unaudited consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Dollar amounts in thousands)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Net income	$1,343	$1,982	$4,756	$5,115
Other comprehensive income (loss):
Net unrealized holding gain (loss) on available-for-sale securities	(400)	1,416	2,153	(699)
Tax effect	137	(481)	(732)	238
Reclassification adjustment for investment securities gains included in net income	—	(211)	(303)	(257)
Tax effect	—	71	103	87

Total other comprehensive income (loss)	(263)	795	1,221	(631)

Comprehensive income	$1,080	$2,777	$5,977	$4,484

See accompanying notes to unaudited consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

(Dollar amounts in thousands, except share data)

(Unaudited)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders’ Equity
Balance, December 31, 2015	$36,191	$37,236	$2,395	($13,518)	$62,304

Net income		4,756			4,756
Other comprehensive income			1,221		1,221
Common stock issuance, net of offering cost (360,815 shares)	11,239				11,239
Dividend reinvestment and purchase plan (11,712 shares)	382				382
Cash dividends ($0.81 per share)		(1,710)			(1,710)

Balance, September 30, 2016	$47,812	$40,282	$3,616	($13,518)	$78,192

See accompanying notes to unaudited consolidated financial statements.

MIDDLEFIELD BANC CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollar amounts in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2016	2015
OPERATING ACTIVITIES
Net income	$4,756	$5,115
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	315	210
Investment securities gain, net	(303)	(257)
Depreciation and amortization	774	763
Amortization of premium and discount on investment securities	352	553
Accretion of deferred loan fees, net	(150)	(468)
Origination of loans held for sale	(15,497)	(14,740)
Proceeds from sale of loans	16,046	14,844
Gain on sale of loans	(322)	(286)
Earnings on bank-owned life insurance	(297)	(262)
Deferred income tax	224	397
Loss (gain) on sale of other real estate owned	(52)	72
Other real estate owned writedowns	73	56
Increase in accrued interest receivable	(139)	(481)
(Decrease) increase in accrued interest payable	(4)	58
Other, net	253	(158)

Net cash provided by operating activities	6,029	5,416

INVESTING ACTIVITIES
Investment securities available for sale:
Proceeds from repayments and maturities	17,896	7,530
Proceeds from sale of securities	9,115	15,284
Purchases	(1,744)	(14,876)
Increase in loans, net	(53,430)	(40,554)
Proceeds from the sale of other real estate owned	781	1,094
Purchase of bank-owned life insurance	—	(4,000)
Purchase of premises and equipment	(679)	(454)

Net cash used for investing activities	(28,061)	(35,976)

FINANCING ACTIVITIES
Net increase in deposits	14,895	40,436
Decrease in short-term borrowings, net	(3,022)	(10,761)
Repayment of other borrowings	(226)	(324)
Common stock issued	11,239	—
Stock options exercised	—	6
Proceeds from dividend reinvestment and purchase plan	382	504
Cash dividends	(1,710)	(1,645)

Net cash provided by financing activities	21,558	28,216

Decrease in cash and cash equivalents	(474)	(2,344)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	23,750	25,639

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$23,276	$23,295

SUPPLEMENTAL INFORMATION
Cash paid during the year for:
Interest on deposits and borrowings	$3,121	$2,774
Income taxes	475	350
Noncash investing transactions:
Transfers from loans to other real estate owned	$595	$638

See accompanying notes to unaudited consolidated financial statements.

MIDDLEFIELD BANC CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BASIS OF PRESENTATION

The consolidated financial statements of Middlefield Banc Corp. (“Company”) include its bank subsidiary, The Middlefield Banking Company (“MB”), and a nonbank asset resolution subsidiary EMORECO, Inc. All significant inter-company items have been eliminated.

The accompanying unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles and the instructions for Form 10-Q and Article 10 of Regulation S-X. In management’s opinion, the financial statements include all adjustments, consisting of normal recurring adjustments, that the Company considers necessary to fairly state the Company’s financial position and the results of operations and cash flows. The consolidated balance sheet at December 31, 2015, has been derived from the audited financial statements at that date but does not include all of the necessary informational disclosures and footnotes as required by U.S. generally accepted accounting principles. The accompanying financial statements should be read in conjunction with the financial statements and notes thereto included with the Company’s Form 10-K for the year ended December 31, 2015. The results of the Company’s operations for any interim period are not necessarily indicative of the results of the Company’s operations for any other interim period or for a full fiscal year.

Recent Accounting Pronouncements –

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (a new revenue recognition standard). The Update’s core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, this Update specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. This Update is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In June 2014, the FASB issued ASU 2014-12, Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments when the Terms of an Award Provide that a Performance Target Could Be Achieved After the Requisite Service Period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. Entities may apply the amendments in this Update either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this Update as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. Additionally, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. This Update is not expected to have a significant impact on the Company’s financial statements, or the Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606). The amendments in this Update defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. All other entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is evaluating the effect of adopting this new accounting Update.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This Update applies to all entities that hold financial assets or owe financial liabilities and is intended to provide more useful information on the recognition, measurement, presentation, and disclosure of financial instruments. Among other things, this Update (a) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (b) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; (c) eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; (d) eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; (e) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; (f) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; (g) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; and (h) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. A short-term lease is defined as one in which (a) the lease term is 12 months or less and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For short-term leases, lessees may elect to recognize lease payments over the lease term on a straight-line basis. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The amendments should be applied at the beginning of the earliest period presented using a modified retrospective approach with earlier application permitted as of the beginning of an interim or annual reporting period. This Update is not expected to have a significant impact on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-04, Liabilities – Extinguishments of Liabilities (Subtopic 405-20). The standard provides that liabilities related to the sale of prepaid stored-value products within the scope of this Update are financial liabilities. The amendments in the Update provide a narrow-scope exception to the guidance in Subtopic 405-20 to require that breakage for those liabilities be accounted for consistent with the breakage guidance in Topic 606. The amendments in this Update are effective for public business entities, certain not-for-

profit entities, and certain employee benefit plans for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Earlier application is permitted, including adoption in an interim period. This Update is not expected to have a significant impact on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-05, Derivatives and Hedging (Topic 815). The amendments in this Update apply to all reporting entities for which there is a change in the counterparty to a derivative instrument that has been designated as a heading instrument under Topic 815. The standards in this Update clarify that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. An entity has an option to apply the amendments in this Update on either a prospective basis or a modified retrospective basis. Early adoption is permitted, including adoption in an interim period. This Update is not expected to have a significant impact on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-06, Derivatives and Hedging (Topic 815). The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt host. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For entities other than public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. This Update is not expected to have a significant impact on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-07, Investments – Equity Method and Joint Ventures (Topic 323). The Update affects all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. The amendments in this Update eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. This Update is not expected to have a significant impact on the Company’s financial statements.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606). The amendments in this Update affect entities with transactions included within the scope of Topic 606, which includes entities that enter into contracts with customers to transfer goods or services (that are an output of the entity’s ordinary activities) in exchange for consideration. The amendments in this Update do not change the core principle of the guidance in Topic 606; they simply clarify the implementation guidance on principal versus agent considerations. The amendments in this Update are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09. ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718). The amendments in this Update affect all entities that issue share-based payment awards to their employees. The standards in this Update provide simplification for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as with equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to nonpublic entities. In addition to those simplifications, the amendments eliminate the guidance in Topic 718 that was indefinitely deferred shortly after the issuance of FASB Statement No. 123 (revised 2004), Share-Based Payment. This should not result in a change in practice because the guidance that is being superseded was never effective. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any interim or annual period. This Update is not expected to have a significant impact on the Company’s financial statements.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606). The amendments in this Update affect entities with transactions included within the scope of Topic 606, which includes entities that enter into contracts with customers to transfer goods or services in exchange for consideration. The amendments in this Update do not change the core principle for revenue recognition in Topic 606. Instead, the amendments provide (1) more detailed guidance in a few areas and (2) additional implementation guidance and examples based on feedback the FASB received from its stakeholders. The amendments are expected to reduce the degree of judgment necessary to comply with Topic 606, which the FASB expects will reduce the potential for diversity arising in practice and reduce the cost and complexity of applying the guidance. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In May 2016, the FASB issued ASU 2016-11, Revenue Recognition (Topic 605) and Derivative and Hedging (Topic 815), which rescinds SEC paragraphs pursuant to two SEC Staff Announcements at the March 3, 2016, Emerging Issues Task Force meeting. This Update did not have a significant impact on the Company’s financial statements.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606), which among other things clarifies the objective of the collectability criterion in Topic 606, as well as certain narrow aspects of Topic 606. The amendments in this Update affect the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606

(and any other Topic amended by Update 2014-09). ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. This Update is not expected to have a significant impact on the Company’s financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which changes the impairment model for most financial assets. This Update is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The underlying premise of the Update is that financial assets measured at amortized cost should be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. The income statement will be effected for the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019, and early adoption is permitted for annual and interim periods beginning after December 15, 2018. With certain exceptions, transition to the new requirements will be through a cumulative effect adjustment to opening retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position or results of operations.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which addresses eight specific cash flow issues with the objective of reducing diversity in practice. Among these include recognizing cash payments for debt prepayment or debt extinguishment as cash outflows for financing activities; cash proceeds received from the settlement of insurance claims should be classified on the basis of the related insurance coverage; and cash proceeds received from the settlement of bank-owned life insurance policies should be classified as cash inflows from investing activities while the cash payments for premiums on bank-owned policies may be classified as cash outflows for investing activities, operating activities, or a combination of investing and operating activities. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s statement of cash flows.

NOTE 2 – STOCK-BASED COMPENSATION

The Company had no unvested stock options outstanding or unrecognized stock-based compensation costs outstanding as of September 30, 2016 and 2015.

Stock option activity during the nine months ended September 30 is as follows:

	2016	Weighted- average Exercise Price	2015	Weighted- average Exercise Price
Outstanding, January 1	31,949	$25.03	46,451	$27.90
Expired	—	—	(3,639)	37.33
Exercised	—	—	(1,025)	20.21

Outstanding, September 30	31,949	$25.03	41,787	$27.27

Exercisable, September 30	31,949	$25.03	41,787	$27.27

NOTE 3 – EARNINGS PER SHARE

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the average shares outstanding. Diluted earnings per share adds the dilutive effects of stock options to average shares outstanding.

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2016	2015	2016	2015
Weighted-average common shares outstanding	2,633,752	2,253,584	2,445,821	2,248,468
Average treasury stock shares	(386,165)	(189,530)	(386,165)	(189,530)

Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	2,247,587	2,064,054	2,059,656	2,058,938
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	8,643	8,585	8,876	9,254

Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	2,256,230	2,072,639	2,068,532	2,068,192

Options to purchase 31,949 shares of common stock, at prices ranging from $17.55 to $40.24, were outstanding during the three and nine months ended September 30, 2016. Of those options, 24,700 were considered dilutive for the three and nine month periods based on the market price exceeding the strike price.

Options to purchase 42,437 shares of common stock, at prices ranging from $17.55 to $37.48, were outstanding during the three and nine months ended September 30, 2015. Of those options, 27,000 were considered dilutive for the three-month period based on the market price exceeding the strike price. For the nine months ended September 30, 2015, 27,250 options were considered dilutive.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. GAAP established a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following levels:

Level I:	Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II:	Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III:	Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following tables present the assets measured on a recurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		September 30, 2016
(Dollar amounts in thousands)	Level I	Level II	Level III	Total
Assets measured on a recurring basis:
U.S. government agency securities	$—	$10,863	$—	$10,863
Obligations of states and political subdivisions	—	87,525	—	87,525
Mortgage-backed securities in government-sponsored entities	—	21,380	—	21,380
Private-label mortgage-backed securities	—	2,068	—	2,068

Total debt securities	—	121,836	—	121,836
Equity securities in financial institutions	5	1,213	—	1,218

Total	$5	$123,049	$—	$123,054

		December 31, 2015
(Dollar amounts in thousands)	Level I	Level II	Level III	Total
Assets measured on a recurring basis:
U.S. government agency securities	$—	$21,629	$—	$21,629
Obligations of states and political subdivisions	—	97,290	—	97,290
Mortgage-backed securities in government-sponsored entities	—	24,524	—	24,524
Private-label mortgage-backed securities	—	2,263	—	2,263

Total debt securities	—	145,706	—	145,706
Equity securities in financial institutions	5	809	—	814

Total	$5	$146,515	$—	$146,520

The Company obtains fair values from an independent pricing service which represent either quoted market prices for the identical securities (Level I inputs) or fair values determined by pricing models using a market approach that considers observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers and live trading systems (Level II).

Financial instruments are considered Level III when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. In addition to these unobservable inputs, the valuation models for Level III financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly. Level III financial instruments also include those for which the determination of fair value requires significant management judgment or estimation. The Company has no securities considered to be Level III as of September 30, 2016 or December 31, 2015.

The Company uses prices compiled by third party vendors.

The following tables present the assets measured on a nonrecurring basis on the Consolidated Balance Sheet at their fair value by level within the fair value hierarchy. Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Techniques used to value the collateral that secure the impaired loan include quoted market prices for identical assets classified as Level I inputs and observable inputs, employed by certified appraisers, for similar assets classified as Level II inputs. In cases where valuation techniques included inputs that are unobservable and are based on estimates and assumptions developed by management based on the best information available under each circumstance, the asset valuation is classified as Level III inputs. The Company values other real estate owned at the estimated fair value of the underlying collateral less expected selling costs. Such values are estimated primarily using appraisals and reflect a market value approach. Due to the significance of the Level III inputs, other real estate owned has been classified as Level III.

		September 30, 2016
(Dollar amounts in thousands)	Level I	Level II	Level III	Total
Assets measured on a nonrecurring basis:
Impaired loans	$—	$—	$11,102	$11,102
Other real estate owned	—	—	1,205	1,205

		December 31, 2015
(Dollar amounts in thousands)	Level I	Level II	Level III	Total
Assets measured on a nonrecurring basis:
Impaired loans	$—	$—	$12,848	$12,848
Other real estate owned	—	—	1,412	1,412

The following tables present additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company uses Level III inputs to determine fair value:

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
September 30, 2016
Impaired loans	$7,743	Discounted cash flow	Discount rate	3.1% to 7.0% (5.0%)
	3,359	Appraisal of collateral (1)	Appraisal adjustments (2)	0.0% to 55.7% (34.6%)

Other real estate owned	$1,205	Appraisal of collateral (1)	Appraisal adjustments (2)	0.0% to 10.0% (7.3%)

	Quantitative Information about Level III Fair Value Measurements
(Dollar amounts in thousands)	Fair Value Estimate	Valuation Techniques	Unobservable Input	Range (Weighted Average)
December 31, 2015
Impaired loans	$6,867	Discounted cash flow	Discount rate	3.1% to 7.9% (5.0%)
	5,981	Appraisal of collateral (1)	Appraisal adjustments (2)	0.0% to 87.1% (23.3%)

Other real estate owned	$1,412	Appraisal of collateral (1)	Appraisal adjustments (2)	0% to 10.0% (7.3%)

(1)	Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various level 3 inputs which are not identifiable.

(2)	Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

The estimated fair value of the Company’s financial instruments is as follows:

	September 30, 2016
	Carrying Value	Level I	Level II	Level III	Total Fair Value
	(Dollar amounts in thousands)
Financial assets:
Cash and cash equivalents	$23,276	$23,276	$—	$—	$23,276
Investment securities
Available for sale	123,054	5	123,049	—	123,054
Loans held for sale	880	—	880	—	880
Net loans	579,995	—	—	586,739	586,739
Bank-owned life insurance	13,438	13,438	—	—	13,438
Federal Home Loan Bank stock	1,887	1,887	—	—	1,887
Accrued interest receivable	2,526	2,526	—	—	2,526

Financial liabilities:
Deposits	$639,342	$454,427	$—	$188,668	$643,095
Short-term borrowings	32,803	32,803	—	—	32,803
Other borrowings	9,713	—	—	10,003	10,003
Accrued interest payable	391	391	—	—	391

	December 31, 2015
	Carrying Value	Level I	Level II	Level III	Total Fair Value
	(Dollar amounts in thousands)
Financial assets:
Cash and cash equivalents	$23,750	$23,750	$—	$—	$23,750
Investment securities
Available for sale	146,520	5	146,515	—	146,520
Loans held for sale	1,107	—	1,107	—	1,107
Net loans	527,325	—	—	534,021	534,021
Bank-owned life insurance	13,141	13,141	—	—	13,141
Federal Home Loan Bank stock	1,887	1,887	—	—	1,887
Accrued interest receivable	2,387	2,387	—	—	2,387

Financial liabilities:
Deposits	$624,447	$433,226	$—	$191,747	$624,973
Short-term borrowings	35,825	35,825	—	—	35,825
Other borrowings	9,939	—		10,063	10,063
Accrued interest payable	395	395	—	—	395

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management’s judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. Since many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Cash Equivalents, Federal Home Loan Bank Stock, Accrued Interest Receivable, Accrued Interest Payable, and Short-Term Borrowings

The fair value is equal to the current carrying value.

Bank-Owned Life Insurance

The fair value is equal to the cash surrender value of the life insurance policies.

Investment Securities Available for Sale

The fair value of investment securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans Held for Sale

Loans held for sale are carried at lower of cost or fair value. The fair value of loans held for sale is based on secondary market pricing on portfolios with similar characteristics. The changes in fair value of the assets are largely driven by changes in interest rates subsequent to loan funding and changes in the fair value of servicing associated with the mortgage loan held for sale.

Net Loans

The fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms and qualities would be made to borrowers of similar credit quality. Where quoted market prices were available, primarily for certain residential mortgage loans, such market rates were used as estimates for fair value.

Deposits and Other Borrowings

The fair values of certificates of deposit and other borrowings are based on the discounted value of contractual cash flows. The discount rates are estimated using rates currently offered for similar instruments with similar remaining maturities. Demand, savings, and money market deposits are valued at the amount payable on demand as of period end.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure.

NOTE 5 – ACCUMULATED OTHER COMPREHENSIVE INCOME

The following tables present the changes in accumulated other comprehensive income by component net of tax for the three and nine months ended September 30, 2016 and 2015, respectively:

(Dollars in thousands)	Unrealized gains on available-for-sale securities
Balance as of December 31, 2015	$2,395

Other comprehensive income before reclassification	1,421
Amount reclassified from accumulated other comprehensive income	(200)

Period change	1,221

Balance at September 30, 2016	$3,616

Balance at June 30, 2016	$3,879
Other comprehensive income before reclassification	(263)
Amount reclassified from accumulated other comprehensive income	—

Period change	(263)

Balance at September 30, 2016	$3,616

(Dollars in thousands)	Unrealized gains on available-for-sale securities
Balance as of December 31, 2014	$2,548

Other comprehensive income before reclassification	(461)
Amount reclassified from accumulated other comprehensive income	(170)

Period change	(631)

Balance at September 30, 2015	1,917

Balance as of June 30, 2015	$1,122
Other comprehensive loss before reclassification	935
Amount reclassified from accumulated other comprehensive income	(140)

Period change	795

Balance at September 30, 2015	$1,917

The following tables present significant amounts reclassified out of each component of accumulated other comprehensive income for the three and nine months ended September 30, 2016 and 2015, respectively:

(Dollars in thousands) Details about other comprehensive income	Amount Reclassified from Accumulated Other Comprehensive Income (a) For the Three Months Ended		Affected Line Item in the Statement Where Net Income is Presented
	September 30, 2016	September 30, 2015
Unrealized gains on available-for-sale securities	$—	$211	Investment securities gains, net
	—	(71)	Income taxes

	$—	$140	Net of tax

(Dollars in thousands) Details about other comprehensive income	Amount Reclassified from Accumulated Other Comprehensive Income (a) For the Nine Months Ended		Affected Line Item in the Statement Where Net Income is Presented
	September 30, 2016	September 30, 2015
Unrealized gains on available-for-sale securities	$303	$257	Investment securities gains, net
	(103)	(87)	Income taxes

	$200	$170	Net of tax

(a) Amounts in parentheses indicate debits to net income

NOTE 6 – INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and fair values of securities available for sale are as follows:

	September 30, 2016
(Dollar amounts in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agency securities	$10,516	$359	$(12)	$10,863
Obligations of states and political subdivisions:
Taxable	1,616	186	—	1,802
Tax-exempt	81,829	3,899	(5)	85,723
Mortgage-backed securities in government-sponsored entities	20,939	485	(44)	21,380
Private-label mortgage-backed securities	1,927	141	—	2,068

Total debt securities	116,827	5,070	(61)	121,836
Equity securities in financial institutions	750	468	—	1,218

Total	$117,577	$5,538	$(61)	$123,054

	December 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agency securities	$21,655	$245	$(271)	$21,629
Obligations of states and political subdivisions:
Taxable	1,989	134	—	2,123
Tax-exempt	91,940	3,402	(175)	95,167
Mortgage-backed securities in government-sponsored entities	24,480	316	(272)	24,524
Private-label mortgage-backed securities	2,079	184	—	2,263

Total debt securities	142,143	4,281	(718)	145,706
Equity securities in financial institutions	750	64	—	814

Total	$142,893	$4,345	$(718)	$146,520

The amortized cost and fair value of debt securities at September 30, 2016, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollar amounts in thousands)	Amortized Cost	Fair Value
Due in one year or less	$2,842	$2,879
Due after one year through five years	9,132	9,500
Due after five years through ten years	12,916	13,510
Due after ten years	91,937	95,947

Total	$116,827	$121,836

Proceeds from the sales of securities available for sale and the gross realized gains and losses for the three and nine months ended September 30 are as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(Dollar amounts in thousands)	2016	2015	2016	2015
Proceeds from sales	$—	$11,973	$9,115	$15,284
Gross realized gains	—	233	306	373
Gross realized losses	—	(22)	(3)	(116)

Investment securities with an approximate carrying value of $64.7 million and $68.8 million at September 30, 2016 and December 31, 2015, respectively, were pledged to secure deposits and other purposes as required by law.

The following tables show the Company’s gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

	September 30, 2016
	Less than Twelve Months		Twelve Months or Greater		Total
(Dollar amounts in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agency securities	$2,000	$—	$1,465	$(12)	$3,465	$(12)
Obligations of states and political subdivisions
Tax-exempt	608	—	—	(5)	608	(5)
Mortgage-backed securities in government-sponsored entities	—	—	4,709	(44)	4,709	(44)
Private-label mortgage-backed securities	75	—	—	—	75	—

Total	$2,683	$—	$6,174	$(61)	$8,857	$(61)

	December 31, 2015
	Less than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agency securities	$3,818	$(57)	$10,872	$(214)	$14,690	$(271)
Obligations of states and political subdivisions
Tax-exempt	1,268	(9)	9,394	(166)	10,662	(175)
Mortgage-backed securities in government-sponsored entities	8,725	(86)	6,685	(186)	15,410	(272)

Total	$13,811	$(152)	$26,951	$(566)	$40,762	$(718)

There were 9 securities considered temporarily impaired at September 30, 2016.

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment (“OTTI”). A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. The Company assesses whether the unrealized loss is other than temporary.

OTTI losses are recognized in earnings when the Company has the intent to sell the debt security or it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, even if the Company does not expect to sell a debt security, it must evaluate expected cash flows to be received and determine if a credit loss has occurred.

An unrealized loss is generally deemed to be other than temporary and a credit loss is deemed to exist if the present value of the expected future cash flows is less than the amortized cost basis of the debt security. As a result the credit loss component of an OTTI is recorded as a component of investment securities gains (losses) in the accompanying Consolidated Statement of Income, while the remaining portion of the impairment loss is recognized in other comprehensive income, provided the Company does not intend to sell the underlying debt security and it is “more likely than not” that the Company will not have to sell the debt security prior to recovery.

Debt securities issued by U.S. government agencies, U.S. government-sponsored enterprises, and state and political subdivisions accounted for more than 97% of the total available-for-sale portfolio as of September 30, 2016 and no credit losses are expected, given the explicit and implicit guarantees provided by the U.S. federal government and the lack of prolonged unrealized loss positions within the obligations of state and political subdivisions security portfolio. The Company considers the following factors in determining whether a credit loss exists and the period over which the debt security is expected to recover:

•	The length of time and the extent to which the fair value has been less than the amortized cost basis.

•	Changes in the near-term prospects of the underlying collateral of a security such as changes in default rates, loss severity given default and significant changes in prepayment assumptions;

•	The level of cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities; and

•	Any adverse change to the credit conditions and liquidity of the issuer, taking into consideration the latest information available about the overall financial condition of the issuer, credit ratings, recent legislation and government actions affecting the issuer’s industry and actions taken by the issuer to deal with the present economic climate.

For the nine months ended September 30, 2016 and 2015, there were no available-for-sale debt securities with an unrealized loss that suffered OTTI. Management does not believe any individual unrealized loss as of September 30, 2016 or December 31, 2015 represented an other-than-temporary impairment. The unrealized losses on debt securities are primarily the result of interest rate changes. These conditions will not prohibit the Company from receiving its contractual principal and interest payments on these debt securities. The fair value of these debt securities is expected to recover as payments are received on these securities and they approach maturity. Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

NOTE 7 – LOANS AND RELATED ALLOWANCE FOR LOAN AND LEASE LOSSES

Major classifications of loans are summarized as follows (in thousands):

	September 30, 2016	December 31, 2015
Commercial and industrial	$59,376	$42,536
Real estate – construction	17,633	22,137
Real estate – mortgage:
Residential	258,952	232,478
Commercial	245,636	231,701
Consumer installment	4,732	4,858

	586,329	533,710
Less: Allowance for loan and lease losses	6,334	6,385

Net loans	$579,995	$527,325

The Company’s primary business activity is with customers located within its local Northeastern Ohio trade area, eastern Geauga County, and contiguous counties to the north, east, and south. The Company also serves the central Ohio market with offices in Dublin, Sunbury and Westerville, Ohio. Commercial, residential, consumer, and agricultural loans are granted. Although the Company has a diversified loan portfolio, loans outstanding to individuals and businesses are dependent upon the local economic conditions in the Company’s immediate trade area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are reported at their outstanding unpaid principal balances net of the allowance for loan and lease losses. Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Interest received on nonaccrual loans is recorded as income or applied against principal according to management’s judgment as to the collectability of such principal.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan’s yield. Management is amortizing these amounts over the contractual life of the related loans.

The following tables summarize the primary segments of the loan portfolio and allowance for loan and lease losses (in thousands):

			Real Estate- Mortgage
September 30, 2016	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$844	$1,093	$3,238	$6,466	$5	$11,646
Collectively evaluated for impairment	58,532	16,540	255,714	239,170	4,727	574,683

Total loans	$59,376	$17,633	$258,952	$245,636	$4,732	$586,329

			Real estate- Mortgage
December 31, 2015	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Loans:
Individually evaluated for impairment	$1,808	$1,787	$3,881	$6,199	$6	$13,681
Collectively evaluated for impairment	40,728	20,350	228,597	225,502	4,852	520,029

Total loans	$42,536	$22,137	$232,478	$231,701	$4,858	$533,710

				Real Estate- Mortgage
September 30, 2016	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$184	$17	$104	$239	$—	544
Collectively evaluated for impairment	329	121	2,657	2,656	27	5,790

Total ending allowance balance	$513	$138	$2,761	$2,895	$27	$6,334

				Real Estate- Mortgage
December 31, 2015	Commercial and industrial	Real estate- construction	Residential	Commercial	Consumer installment	Total
Allowance for loan and lease losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$388	$130	$276	$39	$—	$833
Collectively evaluated for impairment	479	146	2,863	2,039	25	5,552

Total ending allowance balance	$867	$276	$3,139	$2,078	$25	$6,385

The Company’s loan portfolio is segmented to a level that allows management to monitor risk and performance. The portfolio is segmented into Commercial and Industrial (“C&I”), Real Estate Construction, Real Estate—Mortgage which is further segmented into Residential and Commercial real estate (“CRE”), and Consumer

Installment Loans. The C&I loan segment consists of loans made for the purpose of financing the activities of commercial customers. The residential mortgage loan segment consists of loans made for the purpose of financing the activities of residential homeowners. The commercial mortgage loan segment consists of loans made for the purpose of financing the activities of commercial real estate owners and operators. The consumer loan segment consists primarily of installment loans and overdraft lines of credit connected with customer deposit accounts. The decrease in the allowance for loan loss for C&I and Residential real estate loan portfolios were offset by increases in the allowance for the CRE loan portfolio.

Management evaluates individual loans in all of the commercial segments for possible impairment based on guidance established by the Board of Directors. Loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Company does not separately evaluate individual consumer and residential mortgage loans for impairment, unless such loans are part of a larger relationship that is impaired.

Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of the following methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis, with management primarily utilizing the fair value of collateral method. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a quarterly basis. The Company’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

The following tables present impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary (in thousands):

September 30, 2016
Impaired Loans
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial and industrial	$569	$569	$—
Real estate – construction	1,076	1,076	—
Real estate – mortgage:
Residential	2,774	2,771	—
Commercial	1,378	1,375	—
Consumer installment	5	5	—

Total	$5,802	$5,796	$—

With an allowance recorded:
Commercial and industrial	$275	$275	$184
Real estate – construction	17	17	17
Real estate – mortgage:
Residential	464	462	104
Commercial	5,088	5,078	239
Consumer installment	—	—	—

Total	$5,844	$5,832	$544

Total:
Commercial and industrial	$844	$844	$184
Real estate – construction	1,093	1,093	17
Real estate – mortgage:
Residential	3,238	3,233	104
Commercial	6,466	6,453	239
Consumer installment	5	5	—

Total	$11,646	$11,628	$544

December 31, 2015
Impaired Loans
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial and industrial	$1,027	$1,025	$—
Real estate – construction	1,657	1,651	—
Real estate – mortgage:
Residential	2,445	2,443	—
Commercial	2,337	2,335	—
Consumer installment	6	6	—

Total	$7,472	$7,460	$—

With an allowance recorded:
Commercial and industrial	$781	$781	$388
Real estate – construction	130	130	130
Real estate – mortgage:
Residential	1,436	1,436	276
Commercial	3,862	3,846	39
Consumer installment	—	—	—

Total	$6,209	$6,193	$833

Total:
Commercial and industrial	$1,808	$1,806	$388
Real estate – construction	1,787	1,781	130
Real estate – mortgage:
Residential	3,881	3,879	276
Commercial	6,199	6,181	39
Consumer installment	6	6	—

Total	$13,681	$13,653	$833

The following tables present interest income by class, recognized on impaired loans (in thousands):

	For the Three Months Ended September 30, 2016		For the Nine Months Ended September 30, 2016
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Total:
Commercial and industrial	$864	$4	$1,218	$9
Real estate – construction	1,105	3	1,404	22
Real estate – mortgage:
Residential	3,389	36	3,660	36
Commercial	7,939	8	7,449	115
Consumer installment	5	—	6	—

	$13,302	$51	$13,737	$182

	For the Three Months Ended September 30, 2015		For the Nine Months Ended September 30, 2015
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Total:
Commercial and industrial	$1,480	$21	$1,354	$73
Real estate – construction	2,347	28	2,614	94
Real estate – mortgage:
Residential	4,195	43	4,514	128
Commercial	5,476	71	4,871	200
Consumer installment	6	—	6	—

	$13,504	$163	$13,359	$495

Management uses a nine-point internal risk-rating system to monitor the credit quality of the overall loan portfolio. The first five categories are considered not criticized and are aggregated as Pass rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are considered Substandard. Any portion of a loan that has been charged off is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan-rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as bankruptcy, repossession, or death, occurs to raise awareness of a possible credit event. The Company’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis with the Chief Credit Officer ultimately responsible for accurate and timely risk ratings. The Credit Department performs an annual review of all commercial relationships with loan balances of $1,000,000 or greater. Confirmation of the appropriate risk grade is included in the review on an ongoing basis. The Company engages an external consultant to conduct loan reviews on a semiannual basis. Generally, the external consultant reviews commercial relationships greater than $250,000 and/or criticized relationships greater than $125,000. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard on a quarterly basis. Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

The primary risk of commercial and industrial loans is the current economic uncertainties. C&I loans are, by nature, secured by less substantial collateral than real estate-secured loans. The primary risk of real estate construction loans is potential delays and /or disputes during the completion process. The primary risk of residential real estate loans is current economic uncertainties along with the slow recovery in the housing market. The primary risk of commercial real estate loans is loss of income of the owner or occupier of the property and the inability of the market to sustain rent levels. Consumer installment loans historically have experienced higher delinquency rates. Consumer installments are typically secured by less substantial collateral than other types of credits.

The following tables present the classes of the loan portfolio summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard and Doubtful within the internal risk-rating system (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total Loans
September 30, 2016
Commercial and industrial	$57,954	$445	$977	$—	$59,376
Real estate – construction	17,448	144	24	17	17,633
Real estate – mortgage:
Residential	252,783	433	5,736	—	258,952
Commercial	237,916	3,141	4,579	—	245,636
Consumer installment	4,723	—	9	—	4,732

Total	$570,824	$4,163	$11,325	$17	$586,329

	Pass	Special Mention	Substandard	Doubtful	Total Loans
December 31, 2015
Commercial and industrial	$40,560	$242	$1,734	$—	$42,536
Real estate – construction	22,007	—	—	130	22,137
Real estate – mortgage:
Residential	225,945	728	5,805	—	232,478
Commercial	219,331	4,327	8,043	—	231,701
Consumer installment	4,854	—	4	—	4,858

Total	$512,697	$5,297	$15,586	$130	$533,710

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due.

Nonperforming assets include nonaccrual loans, troubled debt restructurings (TDRs), loans 90 days or more past due, EMORECO assets, other real estate owned, and repossessed assets. A loan is classified as nonaccrual when, in the opinion of management, there are serious doubts about collectability of interest and principal. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of principal and interest is doubtful. Payments received on nonaccrual loans are applied against the principal balance.

The following tables present the classes of the loan portfolio summarized by the aging categories of performing loans (in thousands):

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days+ Past Due	Total Past Due	Total Loans
September 30, 2016
Commercial and industrial	$58,889	$59	$92	$336	$487	$59,376
Real estate – construction	17,633	—	—	—	—	17,633
Real estate – mortgage:
Residential	257,068	1,052	547	285	1,884	258,952
Commercial	244,771	121	—	744	865	245,636
Consumer installment	4,656	76	—	—	76	4,732

Total	$583,017	$1,308	$639	$1,365	$3,312	$586,329

	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days+ Past Due	Total Past Due	Total Loans
December 31, 2015
Commercial and industrial	$41,544	$225	$26	$741	$992	$42,536
Real estate – construction	22,137	—	—	—	—	22,137
Real estate – mortgage:
Residential	229,725	1,482	92	1,179	2,753	232,478
Commercial	230,903	189	—	609	798	231,701
Consumer installment	4,837	16	3	2	21	4,858

Total	$529,146	$1,912	$121	$2,531	$4,564	$533,710

The following tables present the classes of the loan portfolio summarized by nonaccrual loans (in thousands):

	September 30, 2016 Nonaccrual	90+Days Past Due and Accruing
Commercial and industrial	$920	$—
Real estate – construction	17	—
Real estate – mortgage:
Residential	3,822	—
Commercial	1,730	—
Consumer installment	—	—

Total	$6,490	$—

	December 31, 2015 Nonaccrual	90+Days Past Due and Accruing
Commercial and industrial	$1,450	$—
Real estate – construction	130	—
Real estate – mortgage:
Residential	4,122	—
Commercial	1,842	—
Consumer installment	1	2

Total	$7,545	$2

An allowance for loan and lease losses (“ALLL”) is maintained to absorb losses from the loan portfolio. The ALLL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of nonperforming loans.

The Company’s methodology for determining the ALLL is based on the requirements of ASC Section 310-10-35 for loans individually evaluated for impairment (discussed above) and ASC Subtopic 450-20 for loans collectively evaluated for impairment, as well as the Interagency Policy Statements on the Allowance for Loan and Lease Losses and other bank regulatory guidance. The total of the two components represents the Company’s ALLL. Management also performs impairment analyses on TDRs, which may result in specific reserves.

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative factors.

The classes described above, which are based on the purpose code assigned to each loan, provide the starting point for the ALLL analysis. Management tracks the historical net charge-off activity at the purpose code level. A historical charge-off factor is calculated using the last four consecutive historical quarters.

Management has identified a number of additional qualitative factors which it uses to supplement the historical charge-off factor because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors that are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources are: national and local economic trends and conditions; levels of and trends in delinquency rates and nonaccrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of lending staff; value of underlying collateral; and concentrations of credit from a loan type, industry and/or geographic standpoint.

Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALLL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALLL.

The following tables summarize the primary segments of the loan portfolio (in thousands):

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2015	$867	$276	$3,139	$2,078	$25	$6,385
Charge-offs	(197)	—	(394)	(70)	(18)	(679)
Recoveries	51	—	113	140	9	313
Provision	(208)	(138)	(97)	747	11	315

ALLL balance at September 30, 2016	$513	$138	$2,761	$2,895	$27	$6,334

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at December 31, 2014	$642	$868	$3,703	$1,576	$57	$6,846
Charge-offs	(196)	(385)	(425)	(92)	(11)	(1,109)
Recoveries	186	—	161	5	21	373
Provision	(54)	(149)	(13)	450	(24)	210

ALLL balance at September 30, 2015	$578	$334	$3,426	$1,939	$43	$6,320

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at June 30, 2016	$484	$159	$2,788	$2,909	$26	$6,366
Charge-offs	(74)	—	(149)	—	(3)	(226)
Recoveries	4	—	82	—	3	89
Provision	99	(21)	40	(14)	1	105

ALLL balance at September 30, 2016	$513	$138	$2,761	$2,895	$27	$6,334

	Commercial and industrial	Real estate- construction	Real estate- residential mortgage	Real estate- commercial mortgage	Consumer installment	Total
ALLL balance at June 30, 2015	$610	$363	$3,347	$1,978	$48	$6,346
Charge-offs	(100)	—	(124)	(5)	—	(229)
Recoveries	5	—	81	5	7	98
Provision	63	(29)	122	(39)	(12)	105

ALLL balance at September 30, 2015	$578	$334	$3,426	$1,939	$43	$6,320

For the three months ended September 30, 2016 there were no troubled debt restructurings. The following tables summarize troubled debt restructurings (in thousands):

	For the Nine Months Ended September 30, 2016
	Number of Contracts			Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings	Term Modification	Other	Total
Commercial and industrial	2	—	2	$169	$169
Residential real estate	1	—	1	58	58
Commercial real estate	1	—	1	311	311
Consumer	—	—	—	—	—

	For the Three Months Ended September 30, 2015
	Number of Contracts			Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings	Term Modification	Other	Total
Commercial and industrial	2	—	2	$15	$15
Real estate construction	—	—	—	—	—
Residential real estate	1	—	1	164	164
Consumer	1	—	1	9	9

	For the Nine Months Ended September 30, 2015
	Number of Contracts			Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings	Term Modification	Other	Total
Commercial and industrial	3	1	4	$126	$126
Real estate construction	1	—	1	181	181
Residential real estate	2	1	3	398	418
Consumer	1	—	1	9	9

The following tables summarize subsequent defaults of troubled debt restructurings (in thousands):

	For the Three Months Ended September 30, 2016
Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	1	$3
Residential real estate	1	58

	For the Nine Months Ended September 30, 2016
Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	2	$273
Real estate construction	1	58

	For the Three Months Ended September 30, 2015
Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	1	$8
Real estate construction	—	—
Consumer	1	8

	For the Nine Months Ended September 30, 2015
Troubled Debt Restructurings subsequently defaulted	Number of Contracts	Recorded Investment
Commercial and industrial	3	$55
Real estate construction	1	152
Consumer	1	8

NOTE 8—OTHER REAL ESTATE OWNED (“OREO”)

OREO comprises foreclosed assets acquired in settlement of loans and is carried at fair value less estimated cost to sell and is included in other assets on the Consolidated Balance Sheet. At September 30, 2016 and December 31, 2015, there was $1.2 million and $1.4 million of OREO, respectively. As of September 30, 2016, there were no formal foreclosures proceedings.

NOTE 9—PROPOSED ACQUISITION OF LIBERTY BANK, N.A.

On July 28, 2016 Middlefield Banc Corp. and Liberty Bank, N.A. entered into an Agreement and Plan of Reorganization. Under the agreement Liberty Bank, N.A. will merge into The Middlefield Banking Company. Of the total merger consideration payable to shareholders of Liberty Bank, N.A., the merger agreement provides that 45% will consist of Middlefield Banc Corp. common stock and the remainder will be cash, for cash of approximately $37.96 per share or Middlefield Banc Corp. common stock at a fixed ratio of 1.1934 for each share of Liberty Bank, N.A. stock exchanged for Middlefield Banc Corp. stock. Liberty Bank, N.A.’s outstanding equity-based awards will be surrendered for total cash currently estimated at approximately $1.147 million. The merger agreement also provides that Liberty Bank, N.A. will pay to its shareholders before merger closing a special dividend in an amount of approximately $3.0 million, subject to possible upward adjustment. Middlefield Banc Corp. owns 23,218 shares of Liberty Bank, N.A. stock, or approximately 2.4%. Those shares will be cancelled in the merger for no consideration.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

LIBERTY BANK, N.A.

LIBERTY BANK, N.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

September 30, 2016 and December 31, 2015

	2016	2015
	(Unaudited)
ASSETS
Cash and equivalents	$21,720,888	$31,052,853
Securities available for sale	1,083,728	697,208
Loans (net of allowance for loan losses)	194,481,484	176,388,405
Accrued interest and other assets	593,241	577,012
Cash value of life insurance	1,666,608	1,625,412
Premises and equipment (net of accumulated depreciation)	358,071	292,500
Net deferred federal income tax asset	282,991	282,991
Federal income tax asset	—	146,905
Investments in Federal Reserve Bank and Federal Home Loan Bank	1,280,900	1,278,050
Other real estate owned	—	—

Total assets	$221,467,911	$212,341,336

LIABILITIES
Deposits:
Noninterest-bearing demand	$29,448,824	$30,243,779
Interest-bearing demand	30,219,839	16,100,801
Money market	82,880,177	78,434,675
Savings	9,952,467	10,656,211
Time	35,695,190	45,762,621

Total deposits	188,196,497	181,198,087
Federal income tax liability	667,109	—
Accrued interest and other liabilities	1,182,188	889,524

Total liabilities	190,045,794	182,087,611

STOCKHOLDERS’ EQUITY
Common stock, par value $10; authorized shares of 2,500,000 in 2016 and 2015, respectively; 960,273 and 957,606 shares issued and outstanding in 2016 and 2015, respectively	9,602,730	9,576,060
Paid-in capital	16,976,937	16,919,594
Retained earnings	4,842,450	3,758,070
Accumulated other comprehensive income	—	1

Total stockholders’ equity	31,422,116	30,253,725

Total liabilities and stockholders’ equity	$221,467,911	$212,341,336

The accompanying notes are an integral part of these unaudited financial statements.

LIBERTY BANK, N.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Nine Months Ended September 30, 2016 and 2015

	2016	2015
INTEREST INCOME
Interest on loans	$7,201,858	$6,199,498
Investment securities – bearing interest	153,504	118,325

Total interest income	7,355,362	6,317,823

INTEREST EXPENSE
Deposits	621,153	725,103
Federal Home Loan Bank advances	—	—

Total interest expense	621,153	725,103

NET INTEREST INCOME	6,734,209	5,592,720
(BENEFIT FROM) PROVISION FOR LOAN LOSSES	—	—

NET INTEREST INCOME AFTER (BENEFIT FROM) PROVISION FOR LOAN LOSSES	6,734,209	5,592,720

NONINTEREST INCOME
Service charges and fees	428,238	327,901
Other income	124,147	101,068
Gain on sale of loans and real estate owned	529,802	427,139

Total noninterest income	1,082,187	856,108

NONINTEREST EXPENSE
Salaries and employee benefits	3,284,124	2,776,514
Occupancy	392,260	366,442
Furniture and equipment	152,097	157,564
Data processing	314,810	315,874
Professional fees	419,575	309,056
Other	737,767	660,531

Total noninterest expense	5,300,633	4,585,981

INCOME BEFORE PROVISION FOR INCOME TAX	2,515,763	1,862,847
PROVISION FOR INCOME TAX	855,813	642,665

NET INCOME	$1,659,950	$1,220,182

BASIC INCOME PER SHARE	$1.73	$1.28

DILUTED INCOME PER SHARE	$1.71	$1.27

AVERAGE SHARES OUTSTANDING (BASIC)	959,115	952,826

AVERAGE SHARES OUTSTANDING (DILUTED)	969,433	960,434

The accompanying notes are an integral part of these unaudited financial statements.

LIBERTY BANK, N.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Nine Months Ended September 30, 2016 and 2015

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2014	$9,467,270	$16,723,189	$2,538,762	$1,015	$28,730,236

Comprehensive income:
Net income			1,220,182		1,220,182
Net unrealized depreciation on securities available for sale				(1,690)	(1,690)
Income tax deferred				676	676

				(1,014)	(1,014)

Total comprehensive income					1,219,168

Cash dividends ($0.45 per share)			(429,161)		(429,161)
Stock option compensation expense		5,040			5,040
Stock options exercised	80,110	131,780			211,890
Issuance of common stock	28,680	57,905			86,585

Balance, September 30, 2015	$9,576,060	$16,917,914	$3,329,783	$1	$29,823,758

Balance, December 31, 2015	$9,576,060	$16,919,594	$3,758,070	$1	$30,253,725

Comprehensive income:
Net income			1,659,950		1,659,950
Net unrealized depreciation on securities available for sale				(1)	(1)
Income tax deferred				—	—

				(1)	(1)

Total comprehensive income					1,659,949

Cash dividends ($0.60 per share)			(575,570)		(575,570)
Stock option compensation expense	—	1,337			1,337
Stock options exercised	9,900	19,800			29,700
Issuance of common stock	16,770	36,206			52,976

Balance, September 30, 2016	$9,602,730	$16,976,937	$4,842,450	$—	$31,422,117

The accompanying notes are an integral part of these unaudited financial statements.

LIBERTY BANK, N.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,659,950	$1,220,182
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Issuance of stock for services	52,976	86,585
Depreciation and amortization	78,412	113,721
Stock-based compensation	1,337	5,040
Gain on sale of real estate owned	—	(97,360)
Increase in cash surrender value of life insurance	(41,196)	(40,152)
Increase in accrued interest and other assets	(16,230)	(56,359)
Increase (decrease) in accrued interest and other liabilities	292,664	(116,595)
Change in federal income tax liability (asset)	814,014	(397,137)

Net cash provided (used) by operating activities	2,841,927	717,925

CASH FLOWS FROM INVESTING ACTIVITIES
Securities available for sale:
Proceeds from maturities and principal repayments	23,513	1,857,332
Purchases of securities	(410,033)	(472,052)
Proceeds from sale of real estate	—	308,860
Investment in FRB and FHLB stock	(2,850)	(16,400)
Net loan disbursements	(18,093,079)	479,501
Acquisition of premises and equipment	(143,983)	—

Net cash (used) provided by investing activities	(18,626,432)	2,157,241

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	6,998,410	(2,283,230)
Cash dividends	(575,570)	(429,161)
Issuance of common stock	29,700	211,890

Net cash provided (used) by financing activities	6,452,540	(2,500,501)

NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	(9,331,965)	374,665

CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	31,052,853	37,468,077

CASH AND EQUIVALENTS AT END OF PERIOD	$21,720,888	$37,842,742

The accompanying notes are an integral part of these unaudited financial statements.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Summary of Significant Accounting Policies

The accounting principles followed by Liberty Bank, N.A. and its subsidiaries (the “Bank”), and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America (“GAAP”) and with prevailing practices within the financial services industry.

A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

Nature of Operations

The Bank operates under a national charter and provides full banking services. The Bank is subject to regulation by the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”). The Bank has branches in Beachwood, Solon, and Twinsburg, Ohio; the Bank’s administrative office is located in Beachwood, Ohio.

The Bank has two operating subsidiaries. LBNA Financial LLC was formed in 2010 to reduce premiums paid on title insurance. LBNA Insurance LLC was formed in 2014 to reduce premiums paid on the Bank’s corporate insurance coverage. All intercompany accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investment Securities

Securities are classified as trading, held to maturity, or available for sale upon their acquisition. Securities classified as trading are securities that are bought and held principally for the purpose of selling in the near term; these securities are reported at fair value with unrealized gains and losses recorded in current earnings. Securities held to maturity are securities that the Bank has the positive intent and the ability to hold to maturity; these securities are reported at amortized cost and adjusted for unamortized premiums and discounts. All other securities are classified as available for sale. Securities classified as available for sale are reported at fair value with unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income. Management determines the appropriate classification at the time of purchase. All investments have been classified as available for sale.

Gains and losses on the sale of investment securities are computed on a specific identification basis. Purchases and sales are accounted for on the trade-date or settlement-date, depending on the settlement terms.

A decline in the fair value of any available for sale security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment loss is bifurcated between that related to credit loss which is recognized in noninterest income and that related to all other factors which is recognized in other comprehensive income. To determine whether an impairment is other than temporary, the Bank considers, among other things, the duration and extent to which the fair value of an investment is less than its cost, changes in value subsequent to year end, forecasted performance of the issuer, and whether the Bank has the ability and intent to hold the investment until market price recovery.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1.    Summary of Significant Accounting Policies (Continued)

Investment Securities (Continued)

Premiums and discounts are amortized using the level-yield method.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for partial charge-offs, the allowance for loan losses, and net deferred origination fees.

Loans intended for sale are carried at the lower of cost or estimated market value determined on an aggregate basis. Net unrealized losses are recognized through a valuation allowance by a charge to income. Gains and losses on the sale of loans are determined under the specific identification method. Refer to Note 3 for disclosure related to loan balances sold during 2016 and 2015.

Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Interest received on nonaccrual loans is applied against principal.

For further discussion on nonaccrual loans, impairment, and troubled debt restructurings, see Note 3.

Allowance for Loan Losses

The allowance for loan losses is management’s estimate of loan losses inherent in the loan portfolio at the consolidated statement of financial position date. The allowance for loan losses is assessed on a quarterly basis and provisions for loan losses are made in order to maintain the allowance at a level sufficient to absorb credit losses in the portfolio. Impairment evaluations are performed on loans segregated into homogeneous pools based on similarities in credit profile, product, and property types. Through the evaluation, general allowances for loan losses are assessed based on historical loan loss experience for each homogeneous pool. General allowances are adjusted to address other factors that affect estimated probable losses including the growth of the portfolio; current delinquency statistics; the credit risk grading; national, regional, and local economic factors and trends; and the relative level of individually allocated valuation allowances to the balances of loans individually reviewed. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management believes the allowance is adequate.

Loan Fees

Loan fees and certain direct loan origination costs are deferred and recognized as an adjustment to interest income using the level-yield method over the contractual lives of related loans, if the loans are held for investment. When loans are paid off, the unamortized deferred loan fees or costs are immediately included in interest income. If the loans are held for sale, net deferred fees (costs) are not amortized, but rather recognized when the related loans are sold.

Real Estate Owned

Real estate owned represents real estate acquired through foreclosure or deed in lieu of foreclosure and is initially recorded at fair value less estimated costs to sell. Subsequent to acquisition, real estate owned is

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1.    Summary of Significant Accounting Policies (Continued)

Real Estate Owned (Continued)

carried at the lower of cost or fair value less estimated costs to sell. Management performs periodic evaluations, and a charge to income is recorded for any excess of the carrying value over the fair value less estimated costs to sell the property. Costs relating to holding and maintaining the property are charged to expense. The Bank held real estate which was being carried at $-0- at September 30, 2016 and December 31, 2015, respectively. Sale of real estate owned resulted in a gain of $97,360 in 2015.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Estimated lives are seven to twenty years for buildings and improvements and three to ten years for furniture, fixtures, and equipment. Costs of maintenance and repairs are charged to expense. Costs of renewals and betterments, where significant in amount, are capitalized.

Impairment of Long-Lived Assets

Long-lived assets, consisting of premises and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recovery amount or estimated fair value of the assets. No events or changes in circumstances have occurred causing management to evaluate the recoverability of the Bank’s long-lived assets.

Concentration of Credit Risk

Financial instruments which potentially subject the Bank to concentrations of credit risk consist primarily of temporary cash investments. These cash deposits due from banks may exceed federally insured limits.

Pension Plan

The Bank has a Contributory Defined Contribution (“401k”) pension plan covering substantially all employees. The Bank made discretionary contributions of $-0- and $-0- to the Plan for the nine months ended September 30, 2016 and 2015, respectively.

Share-Based Compensation

Compensation expense for awards of equity instruments is recognized on a straight-line basis over the requisite service period based on the grant date fair value estimated in accordance with the provisions of FASB ASC 718, Compensation – Stock Compensation. Share-based compensation expense is included in salaries and employee benefits in the consolidated statements of comprehensive income.

The grant date fair value of stock options is estimated using the Black-Scholes option-pricing model using assumptions for the expected option term, expected stock price volatility, risk-free interest rate, and expected dividend yield. Due to limited historical data on exercise of share options, the simplified method is used to estimate expected option term.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1.    Summary of Significant Accounting Policies (Continued)

Bank-Owned Life Insurance

The Bank owns insurance on the lives of a certain group of ex-employees who at one time were key employees of the Bank. The policies were purchased in 2002 and 2003 to help offset the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset in the consolidated statements of financial condition and any increases in the cash surrender value are recorded as noninterest income in the consolidated statements of comprehensive income. In the event of the death of an insured individual under these policies, the Bank would receive a death benefit, which would be recorded as noninterest income.

Per Share Information

Basic earnings per share is computed by dividing net income (loss) by the weighted average shares of common stock outstanding. Diluted earnings per share is computed using the same method as basic earnings per share, but reflects the potential dilution, if any, of unexercised stock options that could occur if stock options were exercised and converted into common stock. These potentially dilutive shares would then be included in the weighted average number of shares outstanding for the period using the treasury stock method.

Federal Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Bank recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Bank believes that it has appropriate support for any tax positions taken and, as such, does not have any uncertain tax positions that are material to the consolidated financial statements.

Cash Flow Information

The Bank has defined cash equivalents as those amounts due from depository institutions and federal funds sold.

The Bank paid interest on deposits and FHLB advances of $638,265 and $731,038 in the nine month periods ending 2016 and 2015, respectively.

The Bank had income tax payments of $41,800 and $1,039,801 in the nine month periods ended 2016 and 2015, respectively.

Subsequent Events

Management has evaluated the events and transactions through November 11, 2016, which is the date the consolidated financial statements were available to be issued, for potential recognition or disclosure herein. There were none noted.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2.    Securities Available for Sale

The amortized cost and estimated fair values of securities available for sale are as follows:

	2016
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Certificates of deposit	$1,083,494	$—	$—	$1,083,494
FNMA collateralized mortgage obligation	233	1	—	234

Total	$1,083,727	$1	$—	$1,083,728

	2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Federal agency securities	$696,801	$—	$—	$696,801
Certificates of deposit	—	—	—	—
FNMA collateralized mortgage obligation	406	1	—	407

Total	$697,207	$1	$—	$697,208

There were no sales from the investment securities available for sale portfolio during the nine month periods ended September 30, 2016 and 2015.

The unrealized losses on investment securities were attributable to market rate increases. The contractual terms of these investments do not permit the issuer to settle the security at a price less than the par value of the investment.

The Bank performs a periodic assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment pursuant to FASB ASC Topic 320, Investments – Debt and Equity Securities. A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. The accounting literature requires the Bank to assess whether the unrealized loss is other-than-temporary. Since the decline in value is attributable to changes in interest rates and not credit quality and because the Bank has both the intent and ability to hold such securities for a time necessary to recover the amortized cost, these investments are not considered other-than-temporarily impaired.

The amortized cost and estimated fair values of investment securities available for sale at September 30, 2016 and December 31 2015, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain securities contain provisions which permit the issuer to repay, at par, the obligation prior to the stated maturity.

	June 30, 2016		December 31, 2015
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$1,083,494	$1,083,494	$696,801	$696,801
Due after one year through five years	233	234	406	407
Due after five years	—	—	—	—

Total	$1,083,727	$1,083,728	$697,207	$697,208

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2.    Securities Available for Sale (Continued)

No securities available for sale at September 30, 2016 and 2015 were pledged to secure deposits, borrowings and other purposes as required by law.

Note 3.    Loans

Major classifications of loans are summarized as follows:

	2016	2015
Commercial	$39,148,252	$34,633,003
Real estate mortgages:
Commercial	118,579,233	108,087,931
Residential	13,844,213	12,887,084
Education loans	22,096,094	19,283,955
Home equity loans	3,978,364	3,934,873
Consumer	111,563	189,025

	197,757,719	179,015,871
Less allowance for loan losses	(3,276,235)	(2,627,466)

Net loans	$194,481,484	$176,388,405

The Bank grants consumer, commercial, and residential loans to customers throughout its market area, which is concentrated in Cuyahoga and Summit counties of Ohio. Although the Bank has a diversified loan portfolio at September 30, 2016 and December 31, 2015, a substantial portion of its debtors’ ability to honor their loan agreements is dependent upon the economic stability of its immediate trade area.

Sale of education loans resulted in gains of $287,580 and $186,587 in the nine months ended September 30, 2016 and 2015, respectively. Sale of Small Business Administration loans resulted in gains of $155,990 and $67,192 in the nine months ended September 30, 2016 and 2015, respectively. Sale of residential real estate mortgage loans resulted in gains of $86,232 and $76,000 in the nine months ended September 30, 2016 and 2015, respectively.

Impaired Loans

A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the loan contract. Residential mortgage, education less than 90 days past due, and consumer loans are evaluated collectively for impairment. Individual commercial and commercial real estate loans are evaluated for impairment. Impaired loans are written down by the establishment of a specific allowance where necessary. The Bank estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. If a loan is impaired, a portion of the allowance is allocated to that loan, equal to the excess of the loan’s carrying value over the fair value of the collateral or the excess of the loan’s carrying value over the present value of expected future cash flows. The Bank charges off principal at the earlier of (i) when a total loss of principal has been deemed to have occurred as a result of the book value exceeding the fair value or net realizable value or (ii) when collection efforts have ceased.

A loan modification in which the borrower is experiencing financial difficulties and is granted a concession without commensurate financial, structural, or legal consideration is classified as a troubled debt restructuring (“TDR”). All commercial and consumer loan TDRs, regardless of size, are evaluated for

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3.    Loans (Continued)

Impaired Loans (Continued)

impairment individually to determine the probable loss content and are assigned a specific loan allowance if deemed appropriate. Loan modifications are handled on a case by case basis and are negotiated to achieve mutually agreeable terms that maximize loan collectability and meet the client’s financial needs. After one year, a loan is no longer included in the balance of impaired loans if the loan was modified to yield a market rate for loans of similar credit risk at the time of restructuring and the loan is not impaired based on the terms of the restructuring agreement. No troubled debt restructurings were reclassified out of impaired loans during the six months ended June 30, 2016 and 2015. At September 30, 2016, one residential real estate loan totaling $906,224 was classified as a TDR. At December 31, 2015, one residential real estate loan totaling $926,975 was classified as a TDR.

Information regarding impaired loans is as follows:

At June 30, 2016	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Balance	Interest Income Recognized
With no related allowance recorded:
Commercial	$—	$—	$—	$—	$—
Commercial real estate	—	—	—	—	—
Residential	906,224	906,224	—	916,232	—
Home equity loans	—	—	—	—	—
Education	—	—	—	—	—
Consumer	—	—	—	—	—

With allowance recorded:
Commercial	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Residential	—	—	—	—	—
Home equity loans	—	—	—	—	—
Education	—	—	—	—	—
Consumer	—	—	—	—	—

Total	$906,224	$906,224	$—	$916,232	$—

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3.    Loans (Continued)

Impaired Loans (Continued)

At December 31, 2015	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Balance	Interest Income Recognized
With no related allowance recorded:
Commercial	$—	$—	$—	$—	$—
Commercial real estate	1,563,640	1,563,640	—	1,588,041	—
Residential	926,975	926,975	—	1,066,711	3,321
Home equity loans	—	—	—	—	—
Education	—	—	—	—	—
Consumer	—	—	—	—	—

With allowance recorded:
Commercial	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Residential	—	—	—	—	—
Home equity loans	—	—	—	—	—
Education	64,948	—	64,948	65,687	4,013
Consumer	—	—	—	—	—

Total	$2,555,563	$2,490,615	$64,948	$2,720,439	$7,334

Nonaccrual Loans

The Bank manages its exposure to credit risk by closely monitoring loan performance trends and general economic conditions. A key indicator of the potential for future credit losses is the level of nonaccrual loans.

Nonaccrual loan balances as of September 30, 2016 and December 31, 2015 are as follows:

	2016	2015
Commercial	$—	$—
Commercial real estate	—	1,563,640
Residential	906,224	926,975
Home equity loans	—	—
Education	—	—
Consumer	—	—

	$906,224	$2,490,615

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3.    Loans (Continued)

Loan Delinquencies

At September 30, 2016, approximately $195.3 million, or 98.7%, of the Bank’s total loans is current. Information regarding delinquent loans as of September 30, 2016 and December 31, 2015 is as follows:

	September 30, 2016
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans
Commercial	$932,692	$—	$—	$932,692	$38,215,560	$39,148,252
Commercial real estate	—	—	69,425	69,425	118,509,808	118,579,233
Residential	—	—	906,224	906,224	12,937,989	13,844,213
Home equity loans	144,039	—	—	144,039	3,834,325	3,978,364
Education	318,764	116,579	—	435,343	21,660,751	22,096,094
Consumer	—	—	—	—	111,563	111,563

Total	$1,395,495	$116,579	$975,649	$2,487,723	$195,269,996	$197,757,719

	December 31, 2015
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans
Commercial	$—	$—	$—	$—	$34,633,003	$34,633,003
Commercial real estate	—	—	1,429,532	1,429,532	106,658,399	108,087,931
Residential	926,975	—	—	926,975	11,960,109	12,887,084
Home equity loans	—	—	—	—	3,934,873	3,934,873
Education	1,893	1,481	64,948	68,322	19,215,633	19,283,955
Consumer	—	—	—	—	189,025	189,025

Total	$928,868	$1,481	$1,494,480	$2,424,829	$176,591,042	$179,015,871

Delinquent loans as a percent of total loans are as follows:

	September 30, 2016
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due
Commercial	2.38%	—%	—%	2.38%
Commercial real estate	—	—	0.06	0.06
Residential	—	—	6.55	6.55
Home equity loans	3.62	—	—	3.62
Education	1.44	0.53	—	1.97
Consumer	—	—	—	—

Percentage of total portfolio	0.71%	0.06%	0.49%	1.26%

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3.    Loans (Continued)

Loan Delinquencies (Continued)

	December 31, 2015
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due
Commercial	—%	—%	—%	—%
Commercial real estate	—	—	1.32	1.32
Residential	7.19	—	—	7.19
Home equity loans	—	—	—	—
Education	0.01	0.01	0.34	0.36
Consumer	—	—	—	—

Percentage of total portfolio	0.52%	—%	0.83%	1.35%

Credit Risk Grading

Sound credit systems, practices, and procedures such as credit risk grading systems; effective credit review and examination processes; effective loan monitoring, problem identification, and resolution processes; and a conservative loss recognition process and charge-off policy are integral to management’s proper assessment of the adequacy of the allowance. Many factors are considered when grades are assigned to individual loans and portfolio segments such as current and past delinquency, financial statements of the borrower, current net realizable value of collateral, and the general economic environment and specific economic trends affecting the loan portfolio.

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable loan losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if economic conditions change substantially from the assumptions used in making the evaluations. Future adjustments to the allowance may also be required by regulatory examiners based on their judgments about information available to them at the time of their examination. Management believes the allowance is adequate.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 4.    Allowance for Loan Losses

Activity in the allowance for loan losses by segment for September 30, 2016 and December 31, 2015 is summarized as follows:

	September 30, 2016
	Commercial	Commercial Real Estate	Residential	Home Equity Loans	Education	Consumer	Total
Allowance for loan loss:
Balance, beginning of year	$507,043	$609,062	$780,282	$101,638	$629,249	$192	$2,627,466
Losses charged off	—	—	—	—	(200,658)	—	(200,658)
Recoveries	172,702	454,963	3,467	21,214	195,081	2,000	849,427
Provision charged to expense	514,630	(720,864)	281,494	(5,411)	(67,710)	(2,139)	—

Balance, end of year	$1,194,375	$343,161	$1,065,243	$117,441	$555,962	$53	$3,276,235

Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,194,375	343,161	1,065,243	117,441	555,962	53	3,276,235

Total ending allowance balance	$1,194,375	$343,161	$1,065,243	$117,441	$555,962	$53	$3,276,235

Loans:
Individually evaluated for impairment	$—	$—	$906,224	$—	$—	$—	$906,224
Collectively evaluated for impairment	39,148,252	118,579,233	12,937,989	3,978,364	22,096,094	111,563	196,851,495

Total ending loan balance	$39,148,252	$118,579,233	$13,844,213	$3,978,364	$22,096,094	$111,563	$197,757,719

	December 31, 2015
	Commercial	Commercial Real Estate	Residential	Home Equity Loans	Education	Consumer	Total
Allowance for loan loss:
Balance, beginning of year	$1,052,533	$981,858	$110,754	$56,704	$970,785	$1,081	$3,173,715
Losses charged off	—	—	(467,817)	(99,213)	(730,902)	—	(1,297,932)
Recoveries	307,700	138,933	7,077	22,857	272,467	2,649	751,683
Provision charged to expense	(853,190)	(511,729)	1,130,268	121,290	116,899	(3,538)	—

Balance, end of year	$507,043	$609,062	$780,282	$101,638	$629,249	$192	$2,627,466

Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$—	$—	$—	$64,948	$—	$64,948
Collectively evaluated for impairment	507,043	609,062	780,282	101,638	564,301	192	2,562,518

Total ending allowance balance	$507,043	$609,062	$780,282	$101,638	$629,249	$192	$2,627,466

Loans:
Individually evaluated for impairment	$—	$1,563,640	$926,975	$—	$64,948	$—	$2,555,563
Collectively evaluated for impairment	34,633,003	106,524,291	11,960,109	3,934,873	19,219,007	189,025	176,460,308

Total ending loan balance	$34,633,003	$108,087,931	$12,887,084	$3,934,873	$19,283,955	$189,025	$179,015,871

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 5.    Premises and Equipment

Major classifications of premises and equipment as of September 30, 2016 and December 31, 2015 are summarized as follows:

	2016	2015
Land	$28,397	$28,397
Buildings and improvements	1,396,083	1,336,816
Furniture, fixtures and equipment	1,301,735	1,301,735

	2,726,215	2,666,948
Less accumulated depreciation	(2,391,574)	(2,374,448)

Total	$334,641	$292,500

Depreciation charged to operations was $78,412 and $113,721 in the nine month periods ended 2016 and 2015, respectively, which is included in occupancy and furniture and equipment expense in the consolidated statements of comprehensive income.

Note 6.    Investments in Federal Reserve Bank and Federal Home Loan Bank

The Federal Reserve Bank (“FRB”) and Federal Home Loan Bank (“FHLB”) stocks are restricted investments because they may only be sold back to the FRB and FHLB, respectively. These investments are carried at par value.

Note 7.    Time Deposits

Time deposits include certificates of deposit in denominations of $100,000 or more that aggregated $18,697,098 and $24,400,951 at September 30, 2016 and December 31, 2015, respectively. Such deposits represented approximately 52% and 53% of the Bank’s total time deposits as of September 30, 2016 and December 31, 2015, respectively.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law, which, in part, permanently increased the maximum amount of deposit insurance to $250,000 per depositor, retroactive to January 1, 2009.

Certificates of deposit in denominations of $250,000 or more aggregated $4,320,515 and $5,694,618 at September 30, 2016 and December 31, 2015, respectively. Such deposits represented approximately 12% and 12%, respectively, of the Bank’s total time deposits.

The Bank does not have any brokered deposits. The Bank has pledged cash in the amount of $4.5 million and $4.5 million at September 30, 2016 and December 31, 2015, respectively, against public fund deposits.

At September 30, 2016, scheduled maturities of certificates of deposit are as follows:

Year	Amount	Percent
2016	$25,915,815	72.60%
2017	6,188,773	17.34
2018	1,961,068	5.49
2019	613,280	1.72
2020	967,312	2.71
Thereafter	48,942	0.14

Total	$35,695,190	100.00%

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 7.    Time Deposits (Continued)

Interest expense on deposits is summarized as follows:

	Nine Months Ended September 30,
	2016	2015
Interest-bearing demand	$25,303	$18,685
Money market	245,095	293,828
Savings	20,887	26,055
Time	329,868	386,535

	$621,153	$725,103

Note 8.    Federal Home Loan Bank Advances

The Bank had no advances from the FHLB at September 30, 2016 and December 31, 2015.

Note 9.    Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the OCC that, if undertaken, could have a direct material effect on the consolidated financial statements of the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in table below) of common equity Tier 1, Tier 1, and Total capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet assets to broad risk categories.

Federal bank regulators apply certain ratios to assign FDIC-insured depository institutions to one of five categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” At September 30, 2016 and December 31, 2015, the Bank exceeded all regulatory capital requirements and is considered “well capitalized” under regulatory guidelines.

Events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy in areas in which the Bank’s loans and securities are concentrated, could adversely affect future earnings and, consequently, the Bank’s ability to meet its future capital requirements.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 9.    Regulatory Matters (Continued)

The actual regulatory capital ratios calculated for the Bank, along with the capital amounts and ratios to meet the minimum capital adequacy requirements and the amounts required to qualify as “well capitalized” under the Federal Deposit Insurance Act, are as follows:

	September 30, 2016
	Actual		To Meet Minimum Capital Adequacy Requirements			To Qualify as “Well Capitalized” Under Federal Deposit Insurance Act
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total Capital (To net risk weighted assets)	$34,028	16.4%	$16,623	≥	8.0%	$20,779	≥	10.0%
Tier 1 Capital (To net risk weighted assets)	31,422	15.1%	12,468	≥	6.0%	16,623	≥	8.0%
Tier 1 Capital (To average assets)	31,422	14.4%	8,706	≥	4.0%	10,883	≥	5.0%
Common Equity Tier 1 Capital (To net risk weighted assets)	31,422	15.1%	9,351	≥	4.5%	13,506	≥	6.5%

	December 31, 2015
	Actual		To Meet Minimum Capital Adequacy Requirements			To Qualify as “Well Capitalized” Under Federal Deposit Insurance Act
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total Capital (To net risk weighted assets)	$32,685	16.8%	$15,546	≥	8.0%	$19,433	≥	10.0%
Tier 1 Capital (To net risk weighted assets)	30,254	15.6%	11,660	≥	6.0%	15,546	≥	8.0%
Tier 1 Capital (To average assets)	30,254	14.3%	8,462	≥	4.0%	10,577	≥	5.0%
Common Equity Tier 1 Capital (To net risk weighted assets)	30,254	15.6%	8,745	≥	4.5%	12,632	≥	6.5%

Note 10.    Other Noninterest Expenses

The following is a summary of other noninterest expenses:

	Nine Months Ended September 30,
	2016	2015
Ohio franchise tax	$181,523	$165,009
FDIC premiums	99,542	89,518
Advertising	118,158	65,006
Other	130,533	117,667
OCC assessment	59,601	58,777
Loan expense	34,504	49,480
Insurance	47,935	47,843
Telephone	41,439	42,612
Postage and delivery	8,888	6,417
Supplies	15,644	18,202

Total	$737,767	$660,531

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 11.    Related Party Transactions

In the normal course of business, loans are extended and deposit relationships incurred with directors, executive officers, and their associates. In management’s opinion, all of these transactions are on substantially the same terms and conditions as those with other individuals and businesses of comparable creditworthiness and deposit activity.

A summary of loan activity for these related parties, as defined, for the nine month periods ended September 30, 2016 and 2015 is as follows:

January 1, 2016	Additions	Amounts Collected	September 30, 2016
$3,660,438	$1,000,000	$63,475	$4,596,963
January 1, 2015	Additions	Amounts Collected	September 30, 2015
$2,904,694	$420,000	$178,438	$3,146,256

Deposits of related parties amounted to approximately $26.6 million or 14.13% and $15.9 million or 8.8% of the Bank’s total deposits as of September 30, 2016 and December 31, 2015, respectively.

Note 12.    Commitments

In the normal course of business, the Bank enters into commitments with off-balance-sheet risk to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These commitments totaled $31.7 and $25.9 million at September 30, 2016 and December 31, 2015, respectively.

Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank generally uses the same credit policies in making commitments as it does for on-balance-sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made. These commitments are comprised primarily of available commercial and personal lines of credit and unfunded loans which have been authorized for disbursement.

The Company leases its administrative office, certain of its branches, and certain equipment under renewable operating lease agreements. Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at September 30, 2016:

Year	Amount
2016	$79,371
2017	317,319
2018	311,127
2019	308,468
2020	296,205
Thereafter	1,233,243

$2,545,733

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 12.    Commitments (Continued)

Lease payments charged to operations for the nine months ended September 30, 2016 and 2015 were $239,431 and $191,461, respectively.

The Bank is involved in litigation and is subject to certain claims that arise in the normal course of operations. In the opinion of management, the ultimate disposition of the litigation and claims will not have a material adverse effect on the Bank’s operations or financial position.

Note 13.    Issuance of Common Stock

During 2016 and 2015, the Board approved the issuance of 1,677 and 2,868 shares totaling $52,976 and $86,585, respectively, as incentive compensation to four executive officers and one senior officer of the Bank. During 2016, one (1) executive officer exercised 990 outstanding stock options totaling $29,700. Also during 2015, two (2) employees exercised 8,011 outstanding stock options totaling $211,890.

Note 14.    Stock Option Plan

At September 30, 2016, the Bank had three stock option plans under which shares of common stock are reserved for grant to officers and employees. All of the Bank’s plans have been approved by the Bank’s stockholders. The Bank believes that such awards better align the interests of its employees with those of its stockholders.

Option awards are granted with an exercise price at the fair market value of the Bank’s stock at the date of grant and generally vest over three years. The date on which the options are first exercisable is determined by a committee of the Board of Directors. The options expire no later than ten years from the grant date.

GAAP requires that stock options be recognized as compensation expense based on their fair value over the vesting period. The Bank recognized stock option compensation expense of $1,337 and $5,040 in the nine months ended in 2016 and 2015, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model using the assumptions noted in the following table. Expected volatilities are based upon implied volatilities from traded options on stock, historical volatility, and other factors that affect the Bank and similar financial institutions. The Bank uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. There were no options granted in 2016 or 2015.

2013
Volatility	34%
Expected dividends	—
Expected term (in years)	10
Risk-free rate	1.92%

The total fair value of shares vested during the year ended December 31, 2015 was approximately $15,676. There were no options granted during the year 2015. The total intrinsic value of options exercised during the year ended December 31, 2015 was $90,504. The Bank has 98,000 shares remaining available for grant under the stock option plans.

As of September 30, 2016, there was $-0- unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 15.    Line of Credit

At September 30, 2016, the Bank has $3.0 million available under the terms of a federal funds line of credit, which is used for daily or short-term cash needs. No amounts have been drawn on the line during the nine month periods ended in 2016 and 2015.

Note 16.    Fair Value of Financial Instruments

The carrying values of cash and due from banks, federal funds sold, accrued interest and other assets, and accrued interest and other liabilities are reasonable estimates of fair value due to the short-term nature of these financial instruments.

The Bank estimates the fair value of financial instruments using available market information and other generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and a fair value framework is established whereby assets and liabilities measured at fair value are grouped into three levels of a fair value hierarchy, based on the transparency of inputs and the reliability of assumptions used to estimate fair value. The three levels of inputs are defined as follows:

Level 1 – Quoted prices (unadjusted) for identical assets and liabilities in active markets.

Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with few transactions, or model-based valuation techniques using assumptions that are observable in the market.

Level 3 – Unobservable inputs in which little or no market data exists.

The asset’s fair value measurement level is based on the lowest level of any input that is significant to the fair value measurement.

	September 30, 2016	Level 1	Level 2	Level 3
Assets
Securities available for sale	$1,083,728	$234	$1,083,494	$—

	December 31, 2015	Level 1	Level 2	Level 3
Assets
Securities available for sale	$697,208	$407	$696,801	$—

Level 1 securities are investments in U.S. agency securities in other banks. Level 2 investments are certificates of deposit.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 16.    Fair Value of Financial Instruments (Continued)

The following table presents estimated fair value of the Bank’s financial instruments. The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	September 30, 2016		December 31, 2015
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)
Assets:
Cash and deposits with banks	$21,721	$21,721	$31,053	$31,053
Securities available for sale	1,084	1,084	697	697
Loans – net	194,482	198,732	176,388	176,280
Accrued interest and other assets	593	593	577	577
Cash value of life insurance	1,667	1,667	1,625	1,625
Investments in FRB and FHLB	1,281	1,281	1,278	1,278

Liabilities:
Deposits:
Demand	59,669	59,669	46,345	46,345
Money market	82,880	82,880	78,435	78,435
Savings	9,952	9,952	10,656	10,656
Time	35,695	35,645	45,763	45,772
Accrued interest and other liabilities	1,182	1,182	890	890

Cash, deposits with banks, and federal funds sold – The carrying amount is a reasonable estimate of fair value.

Securities available for sale – Estimated fair value for investments and mortgage-backed securities is based on quoted market prices, dealer quotes, and prices obtained from independent pricing services at the consolidated statement of financial condition date.

Loans – Fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued interest and other assets – The carrying amount is a reasonable estimate of fair value.

Cash value of life insurance – The carrying amount is a reasonable estimate of fair value.

Investments in FRB and FHLB – The fair value is estimated to be the carrying value which is par. All transactions in the capital stock of the FRB and the FHLB are executed at par.

Deposits – The fair value of demand deposits, savings accounts, and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificate of deposit is estimated by discounting the future cash flows and rates currently offered for deposits of similar remaining maturities.

Accrued interest and other liabilities – The carrying amount is a reasonable estimate of fair value.

Independent Auditors’ Report

To the Board of Directors and Stockholders

Liberty Bank, N.A.

Beachwood, Ohio

We have audited the accompanying consolidated financial statements of Liberty Bank, N.A. and its subsidiaries, which comprise the consolidated statements of financial condition as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for the three years in the period ended December 31, 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Liberty Bank, N.A. and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the three years in the period ended December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Cleveland, Ohio

February 25, 2016

LIBERTY BANK, N.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2015 and 2014

	2015	2014
ASSETS
Cash and equivalents	$31,052,853	$37,468,077
Securities available for sale	697,208	2,082,320
Loans (net of allowance for loan losses)	176,388,405	166,532,121
Accrued interest and other assets	577,012	613,928
Cash value of life insurance	1,625,412	1,571,695
Premises and equipment (net of accumulated depreciation)	292,500	448,362
Net deferred federal income tax asset	282,991	435,622
Federal income tax asset	146,905	—
Investments in Federal Reserve Bank and Federal Home Loan Bank	1,278,050	1,255,300
Other real estate owned	—	211,500

Total assets	$212,341,336	$210,618,925

LIABILITIES
Deposits:
Noninterest-bearing demand	$30,243,779	$26,196,388
Interest-bearing demand	16,100,801	12,370,916
Money market	78,434,675	83,342,682
Savings	10,656,211	11,139,239
Time	45,762,621	46,636,336

Total deposits	181,198,087	179,685,561
Federal income tax liability	—	998,542
Accrued interest and other liabilities	889,524	1,204,586

Total liabilities	182,087,611	181,888,689

STOCKHOLDERS’ EQUITY
Common stock, par value $10; authorized shares of 2,500,000 in 2015 and 2014, respectively; 957,606 and 946,727 shares issued and outstanding in 2015 and 2014, respectively	9,576,060	9,467,270
Paid-in capital	16,919,594	16,723,189
Retained earnings	3,758,070	2,538,762
Accumulated other comprehensive income	1	1,015

Total stockholders’ equity	30,253,725	28,730,236

Total liabilities and stockholders’ equity	$212,341,336	$210,618,925

The accompanying notes are an integral part of these financial statements.

LIBERTY BANK, N.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
INTEREST INCOME
Interest on loans	$8,282,436	$8,752,051	$8,523,906
Investment securities – bearing interest	156,581	155,901	167,979

Total interest income	8,439,017	8,907,952	8,691,885

INTEREST EXPENSE
Deposits	949,572	1,028,040	1,144,715
Federal Home Loan Bank advances	—	—	46

Total interest expense	949,572	1,028,040	1,144,761

NET INTEREST INCOME	7,489,445	7,879,912	7,547,124
(BENEFIT FROM) PROVISION FOR LOAN LOSSES	—	(917,249)	1,013,469

NET INTEREST INCOME AFTER (BENEFIT FROM) PROVISION FOR LOAN LOSSES	7,489,445	8,797,161	6,533,655

NONINTEREST INCOME
Service charges and fees	447,650	472,699	512,520
Other income	131,988	145,514	134,491
Gain on sale of loans and real estate owned	572,288	770,798	1,075,844
(Loss) gain on sale of premises and equipment	(9,878)	200	801

Total noninterest income	1,142,048	1,389,211	1,723,656

NONINTEREST EXPENSE
Salaries and employee benefits	3,702,551	3,734,497	3,527,044
Occupancy	496,641	557,765	548,680
Furniture and equipment	211,741	249,605	248,409
Data processing	418,167	425,260	413,566
Professional fees	153,765	332,524	450,241
Other	913,132	752,543	966,862

Total noninterest expense	5,895,997	6,052,194	6,154,802

INCOME BEFORE PROVISION FOR INCOME TAX	2,735,496	4,134,178	2,102,509
PROVISION FOR INCOME TAX	943,386	1,112,059	723,285

NET INCOME	1,792,110	3,022,119	1,379,224
OTHER COMPREHENSIVE LOSS	(1,014)	(5,183)	(7,566)

COMPREHENSIVE INCOME	$1,791,096	$3,016,936	$1,371,658

BASIC INCOME PER SHARE	$1.88	$3.27	$1.53

DILUTED INCOME PER SHARE	$1.86	$3.25	$1.52

AVERAGE SHARES OUTSTANDING (BASIC)	954,033	924,211	901,042

AVERAGE SHARES OUTSTANDING (DILUTED)	962,091	929,874	906,510

The accompanying notes are an integral part of these financial statements.

LIBERTY BANK, N.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2015, 2014 and 2013

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2012	$9,009,500	$16,020,065	$(1,720,772)	$13,764	$23,322,557

Comprehensive income:
Net income			1,379,224		1,379,224
Net unrealized depreciation on securities available for sale				(12,610)	(12,610)
Income tax deferred				5,044	5,044

				(7,566)	(7,566)

Total comprehensive income					1,371,658

Stock option compensation expense		24,800			24,800
Issuance of common stock	25,820	44,746			70,566

Balance, December 31, 2013	9,035,320	16,089,611	(341,548)	6,198	24,789,581

Comprehensive income:
Net income			3,022,119		3,022,119
Net unrealized depreciation on securities available for sale				(8,638)	(8,638)
Income tax deferred				3,455	3,455

				(5,183)	(5,183)

Total comprehensive income					3,016,936

Cash dividends ($0.15 per share)			(141,809)		(141,809)
Stock option compensation expense		15,473			15,473
Stock options exercised	431,950	618,105			1,050,055

Balance, December 31, 2014	9,467,270	16,723,189	2,538,762	1,015	28,730,236

Comprehensive income:
Net income			1,792,110		1,792,110
Net unrealized depreciation on securities available for sale				(1,690)	(1,690)
Income tax deferred				676	676

				(1,014)	(1,014)

Total comprehensive income					1,791,096

Cash dividends ($0.60 per share)			(572,802)		(572,802)
Stock option compensation expense		6,720			6,720
Stock options exercised	80,110	131,780			211,890
Issuance of common stock	28,680	57,905			86,585

Balance, December 31, 2015	$9,576,060	$16,919,594	$3,758,070	$1	$30,253,725

The accompanying notes are an integral part of these financial statements.

LIBERTY BANK, N.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2015, 2014 and 2013

	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,792,110	$3,022,119	$1,379,224
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease in deferred federal income tax	152,631	113,518	694,546
Issuance of common stock for services	86,585	—	70,566
Depreciation and amortization	145,984	178,293	198,763
Loss (gain) on disposal of premises and equipment	9,878	(200)	(801)
Gain on sale of real estate owned	(97,360)	—	—
(Benefit from) provision for loan losses	—	(917,249)	1,013,469
Stock based compensation	6,720	15,473	24,800
Increase in cash surrender value of life insurance	(53,717)	(53,627)	(52,297)
Decrease in accrued interest and other assets	37,170	97,088	57,386
(Decrease) increase in accrued interest and other liabilities	(315,062)	(212,915)	416,333
Change in federal income tax (asset) liability	(1,145,447)	998,542	—

Net cash provided by operating activities	619,492	3,241,042	3,801,989

CASH FLOWS FROM INVESTING ACTIVITIES
Securities available for sale:
Proceeds from maturities and principal repayments	1,855,344	4,564,375	1,600,443
Purchases of securities	(471,500)	(356,049)	(187,641)
Proceeds from sale of real estate	308,860	—	—
Decrease (increase) in real estate owned	—	388,500	(600,000)
Proceeds from sale of premises and equipment	—	200	1,667
Investment in FRB and FHLB stock	(22,750)	(51,700)	(43,700)
Net loan disbursements	(9,856,284)	(7,518,063)	(4,898,657)
Acquisition of premises and equipment	—	(23,542)	(47,994)

Net cash used by investing activities	(8,186,330)	(2,996,279)	(4,175,882)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	1,512,526	(4,279,645)	6,446,723
Cash dividends	(572,802)	(141,809)	—
Proceeds from exercise of stock options	211,890	1,050,055	—

Net cash provided (used) by financing activities	1,151,614	(3,371,399)	6,446,723

NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	(6,415,224)	(3,126,636)	6,072,830

CASH AND EQUIVALENTS AT BEGINNING OF YEAR	37,468,077	40,594,713	34,521,883

CASH AND EQUIVALENTS AT END OF YEAR	$31,052,853	$37,468,077	$40,594,713

The accompanying notes are an integral part of these financial statements.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Summary of Significant Accounting Policies

The accounting principles followed by Liberty Bank, N.A. and its subsidiaries (the “Bank”), and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America (“GAAP”) and with prevailing practices within the financial services industry.

A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

Nature of Operations

The Bank operates under a national charter and provides full banking services. The Bank is subject to regulation by the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”). The Bank has branches in Beachwood, Solon, and Twinsburg, Ohio; the Bank’s administrative office is located in Beachwood, Ohio.

The Bank has two operating subsidiaries. LBNA Financial LLC was formed in 2010 to reduce premiums paid on title insurance. LBNA Insurance LLC was formed in 2014 to reduce premiums paid on the Bank’s corporate insurance coverage. All intercompany accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investment Securities

Securities are classified as trading, held to maturity, or available for sale upon their acquisition. Securities classified as trading are securities that are bought and held principally for the purpose of selling in the near term; these securities are reported at fair value with unrealized gains and losses recorded in current earnings. Securities held to maturity are securities that the Bank has the positive intent and the ability to hold to maturity; these securities are reported at amortized cost and adjusted for unamortized premiums and discounts. All other securities are classified as available for sale. Securities classified as available for sale are reported at fair value with unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income. Management determines the appropriate classification at the time of purchase. All investments have been classified as available for sale.

Gains and losses on the sale of investment securities are computed on a specific identification basis. Purchases and sales are accounted for on the trade-date or settlement-date, depending on the settlement terms.

A decline in the fair value of any available for sale security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment loss is bifurcated between that related to credit loss which is recognized in noninterest income and that related to all other factors which is recognized in other comprehensive income. To determine whether an impairment is other than temporary, the Bank considers, among other things, the duration and extent to which the fair value of an investment is less than its cost, changes in value subsequent to year end, forecasted performance of the issuer, and whether the Bank has the ability and intent to hold the investment until market price recovery.

Premiums and discounts are amortized using the level-yield method.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1.    Summary of Significant Accounting Policies (Continued)

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for partial charge-offs, the allowance for loan losses, and net deferred origination fees.

Loans intended for sale are carried at the lower of cost or estimated market value determined on an aggregate basis. Net unrealized losses are recognized through a valuation allowance by a charge to income. Gains and losses on the sale of loans are determined under the specific identification method. Refer to Note 3 for disclosure related to loan balances sold during 2015, 2014 and 2013.

Interest income is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, the borrower’s financial condition is such that collection of interest is doubtful. Interest received on nonaccrual loans is applied against principal.

For further discussion on nonaccrual loans, impairment, and troubled debt restructurings, see Note 3.

Allowance for Loan Losses

The allowance for loan losses is management’s estimate of loan losses inherent in the loan portfolio at the consolidated statement of financial position date. The allowance for loan losses is assessed on a quarterly basis and provisions for loan losses are made in order to maintain the allowance at a level sufficient to absorb credit losses in the portfolio. Impairment evaluations are performed on loans segregated into homogeneous pools based on similarities in credit profile, product, and property types. Through the evaluation, general allowances for loan losses are assessed based on historical loan loss experience for each homogeneous pool. General allowances are adjusted to address other factors that affect estimated probable losses including the growth of the portfolio; current delinquency statistics; the credit risk grading; national, regional, and local economic factors and trends; and the relative level of individually allocated valuation allowances to the balances of loans individually reviewed. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management believes the allowance is adequate.

Loan Fees

Loan fees and certain direct loan origination costs are deferred and recognized as an adjustment to interest income using the level-yield method over the contractual lives of related loans, if the loans are held for investment. When loans are paid off, the unamortized deferred loan fees or costs are immediately included in interest income. If the loans are held for sale, net deferred fees (costs) are not amortized, but rather recognized when the related loans are sold.

Real Estate Owned

Real estate owned represents real estate acquired through foreclosure or deed in lieu of foreclosure and is initially recorded at fair value less estimated costs to sell. Subsequent to acquisition, real estate owned is carried at the lower of cost or fair value less estimated costs to sell. Management performs periodic evaluations, and a charge to income is recorded for any excess of the carrying value over the fair value less estimated costs to sell the property. Costs relating to holding and maintaining the property are charged to

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1.    Summary of Significant Accounting Policies (Continued)

Real Estate Owned (Continued)

expense. The Bank held real estate which was being carried at $-0-, $211,500 and $600,000 at December 31, 2015, 2014 and 2013, respectively. Sale of real estate owned resulted in a gain of $97,360 in 2015. No real estate was sold in 2014 or 2013.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Estimated lives are seven to twenty years for buildings and improvements and three to ten years for furniture, fixtures, and equipment. Costs of maintenance and repairs are charged to expense. Costs of renewals and betterments, where significant in amount, are capitalized.

Impairment of Long-Lived Assets

Long-lived assets, consisting of premises and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the recovery amount or estimated fair value of the assets. No events or changes in circumstances have occurred causing management to evaluate the recoverability of the Bank’s long-lived assets.

Concentration of Credit Risk

Financial instruments which potentially subject the Bank to concentrations of credit risk consist primarily of temporary cash investments. These cash deposits due from banks may exceed federally insured limits.

Pension Plan

The Bank has a Contributory Defined Contribution (“401k”) pension plan covering substantially all employees. The Bank made discretionary contributions of $58,011, $48,227 and $-0- to the Plan for the years ended December 31, 2015, 2014 and 2013, respectively.

Share-Based Compensation

Compensation expense for awards of equity instruments is recognized on a straight-line basis over the requisite service period based on the grant date fair value estimated in accordance with the provisions of FASB ASC 718, Compensation – Stock Compensation. Share-based compensation expense is included in salaries and employee benefits in the consolidated statements of comprehensive income.

The grant date fair value of stock options is estimated using the Black-Scholes option-pricing model using assumptions for the expected option term, expected stock price volatility, risk-free interest rate, and expected dividend yield. Due to limited historical data on exercise of share options, the simplified method is used to estimate expected option term.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 1.    Summary of Significant Accounting Policies (Continued)

Bank-Owned Life Insurance

The Bank owns insurance on the lives of a certain group of ex-employees who at one time were key employees of the Bank. The policies were purchased in 2002 and 2003 to help offset the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset in the consolidated statements of financial condition and any increases in the cash surrender value are recorded as noninterest income in the consolidated statements of comprehensive income. In the event of the death of an insured individual under these policies, the Bank would receive a death benefit, which would be recorded as noninterest income.

Per Share Information

Basic earnings per share is computed by dividing net income (loss) by the weighted average shares of common stock outstanding. Diluted earnings per share is computed using the same method as basic earnings per share, but reflects the potential dilution, if any, of unexercised stock options that could occur if stock options were exercised and converted into common stock. These potentially dilutive shares would then be included in the weighted average number of shares outstanding for the period using the treasury stock method.

Federal Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Bank recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Bank believes that it has appropriate support for any tax positions taken and, as such, does not have any uncertain tax positions that are material to the consolidated financial statements.

Cash Flow Information

The Bank has defined cash equivalents as those amounts due from depository institutions and federal funds sold.

The Bank paid interest on deposits and FHLB advances of $958,595, $1,043,107 and $1,157,445 in 2015, 2014 and 2013, respectively.

The Bank had income tax payments of $1,935,601, $-0- and $38,205 in 2015, 2014 and 2013, respectively.

The Bank had noncash activity related to loan renewals and refinancing which amounted to $15,558,650, $18,626,766 and $31,886,904 in 2015, 2014 and 2013, respectively.

Subsequent Events

Management has evaluated the events and transactions through February 25, 2016, which is the date the consolidated financial statements were available to be issued, for potential recognition or disclosure herein. There were none noted.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2.    Securities Available for Sale

The amortized cost and estimated fair values of securities available for sale are as follows:

	2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Certificates of deposit	$696,801	$—	$—	$696,801
FNMA collateralized mortgage obligation	406	1	—	407

Total	$697,207	$1	$—	$697,208

	2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Federal agency securities	$1,499,571	$1,694	$—	$1,501,265
Certificates of deposit	580,270	—	—	580,270
FNMA collateralized mortgage obligation	787	—	2	785

Total	$2,080,628	$1,694	$2	$2,082,320

There were no sales from the investment securities available for sale portfolio during the years ended December 31, 2015, 2014 and 2013.

The unrealized losses on investment securities were attributable to market rate increases. The contractual terms of these investments do not permit the issuer to settle the security at a price less than the par value of the investment.

The Bank performs a periodic assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment pursuant to FASB ASC Topic 320, Investments – Debt and Equity Securities. A debt security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. The accounting literature requires the Bank to assess whether the unrealized loss is other-than-temporary. Since the decline in value is attributable to changes in interest rates and not credit quality and because the Bank has both the intent and ability to hold such securities for a time necessary to recover the amortized cost, these investments are not considered other-than-temporarily impaired.

The amortized cost and estimated fair values of investment securities available for sale at December 31, 2015 and 2014, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain securities contain provisions which permit the issuer to repay, at par, the obligation prior to the stated maturity.

	December 31, 2015		December 31, 2014
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$696,801	$696,801	$2,079,841	$2,081,535
Due after one year through five years	406	407	787	785
Due after five years	—	—	—	—

Total	$697,207	$697,208	$2,080,628	$2,082,320

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 2.    Securities Available for Sale (Continued)

No securities available for sale at December 31, 2015 and 2014 were pledged to secure deposits, borrowings and other purposes as required by law.

Note 3.    Loans

Major classifications of loans are summarized as follows:

	2015	2014
Commercial	$34,633,003	$32,991,795
Real estate mortgages:
Commercial	108,087,931	97,073,038
Residential	12,887,084	13,984,115
Education loans	19,283,955	21,592,712
Home equity loans	3,934,873	3,844,928
Consumer	189,025	219,248

	179,015,871	169,705,836
Less allowance for loan losses	(2,627,466)	(3,173,715)

Net loans	$176,388,405	$166,532,121

The Bank grants consumer, commercial, and residential loans to customers throughout its market area, which is concentrated in Cuyahoga and Summit counties of Ohio. Although the Bank has a diversified loan portfolio at December 31, 2015 and 2014, a substantial portion of its debtors’ ability to honor their loan agreements is dependent upon the economic stability of its immediate trade area.

Sale of education loans resulted in gains of $239,723, $434,301 and $747,301 in 2015, 2014 and 2013, respectively. Sale of Small Business Administration loans resulted in gains of $154,541, $286,787 and $275,521 in 2015, 2014 and 2013, respectively. Sale of residential real estate mortgage loans resulted in gains of $80,664, $49,710 and $53,022 in 2015, 2014 and 2013, respectively.

Impaired Loans

A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the loan contract. Residential mortgage, education less than 90 days past due, and consumer loans are evaluated collectively for impairment. Individual commercial and commercial real estate loans are evaluated for impairment. Impaired loans are written down by the establishment of a specific allowance where necessary. The Bank estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. If a loan is impaired, a portion of the allowance is allocated to that loan, equal to the excess of the loan’s carrying value over the fair value of the collateral or the excess of the loan’s carrying value over the present value of expected future cash flows. The Bank charges off principal at the earlier of (i) when a total loss of principal has been deemed to have occurred as a result of the book value exceeding the fair value or net realizable value or (ii) when collection efforts have ceased.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3.    Loans (Continued)

Impaired Loans (Continued)

A loan modification in which the borrower is experiencing financial difficulties and is granted a concession without commensurate financial, structural, or legal consideration is classified as a troubled debt restructuring (“TDR”). All commercial and consumer loan TDRs, regardless of size, are evaluated for impairment individually to determine the probable loss content and are assigned a specific loan allowance if deemed appropriate. Loan modifications are handled on a case by case basis and are negotiated to achieve mutually agreeable terms that maximize loan collectability and meet the client’s financial needs. After one year, a loan is no longer included in the balance of impaired loans if the loan was modified to yield a market rate for loans of similar credit risk at the time of restructuring and the loan is not impaired based on the terms of the restructuring agreement. No troubled debt restructurings were reclassified out of impaired loans during the years ended December 31, 2015, 2014 and 2013. At December 31, 2015, one residential real estate loan totaling $926,975 was classified as a TDR. At December 31, 2014, one commercial real estate loan totaling $119,629 was classified as a TDR.

Information regarding impaired loans is as follows:

At December 31, 2015	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Balance	Interest Income Recognized
With no related allowance recorded:
Commercial	$—	$—	$—	$—	$—
Commercial real estate	1,563,640	1,563,640	—	1,588,041	—
Residential	926,975	926,975	—	1,066,711	3,321
Home equity loans	—	—	—	—	—
Education	—	—	—	—	—
Consumer	—	—	—	—	—

With allowance recorded:
Commercial	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Residential	—	—	—	—	—
Home equity loans	—	—	—	—	—
Education	64,948	—	64,948	65,687	4,023
Consumer	—	—	—	—	—

Total	$2,555,563	$2,490,615	$64,948	$2,720,439	$7,344

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3.    Loans (Continued)

Impaired Loans (Continued)

At December 31, 2014	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Balance	Interest Income Recognized
With no related allowance recorded:
Commercial	$—	$—	$—	$—	$—
Commercial real estate	721,329	721,329	—	903,694	—
Residential	—	—	—	—	—
Home equity loans	—	—	—	—	—
Education	—	—	—	—	—
Consumer	—	—	—	—	—

With allowance recorded:
Commercial	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Residential	—	—	—	—	—
Home equity loans	—	—	—	—	—
Education	69,414	—	69,414	70,046	3,978
Consumer	—	—	—	—	—

Total	$790,743	$721,329	$69,414	$973,740	$3,978

At December 31, 2013	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Balance	Interest Income Recognized
With no related allowance recorded:
Commercial	$479,847	$479,847	$—	$607,363	$—
Commercial real estate	2,944,775	2,944,775	—	3,176,189	—
Residential	—	—	—	—	—
Home equity loans	98,455	98,455	—	103,100	2,789
Education	—	—	—	—	—
Consumer	—	—	—	—	—

With allowance recorded:
Commercial	—	—	—	—	—
Commercial real estate	—	—	—	—	—
Residential	—	—	—	—	—
Home equity loans	—	—	—	—	—
Education	38,743	—	38,743	39,649	2,622
Consumer	—	—	—	—	—

Total	$3,561,820	$3,523,077	$38,743	$3,926,301	$5,411

Nonaccrual Loans

The Bank manages its exposure to credit risk by closely monitoring loan performance trends and general economic conditions. A key indicator of the potential for future credit losses is the level of nonaccrual loans.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3.    Loans (Continued)

Nonaccrual Loans (Continued)

Nonaccrual loan balances as of December 31, 2015 and 2014 are as follows:

	2015	2014
Commercial	$—	$—
Commercial real estate	1,563,640	721,329
Residential	926,975	—
Home equity loans	—	—
Education	—	—
Consumer	—	—

	$2,490,615	$721,329

Loan Delinquencies

At December 31, 2015, approximately $176.6 million, or 98.6%, of the Bank’s total loans is current. Information regarding delinquent loans as of December 31, 2015 and 2014 is as follows:

	December 31, 2015
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans
Commercial	$—	$—	$—	$—	$34,633,003	$34,633,003
Commercial real estate	—	—	1,429,532	1,429,532	106,658,399	108,087,931
Residential	926,975	—	—	926,975	11,960,109	12,887,084
Home equity loans	—	—	—	—	3,934,873	3,934,873
Education	1,893	1,481	64,948	68,322	19,215,633	19,283,955
Consumer	—	—	—	—	189,025	189,025

Total	$928,868	$1,481	$1,494,480	$2,424,829	$176,591,042	$179,015,871

	December 31, 2014
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans
Commercial	$—	$—	$963,167	$963,167	$32,028,628	$32,991,795
Commercial real estate	1,702,820	89,425	—	1,792,245	95,280,793	97,073,038
Residential	—	—	—	—	13,984,115	13,984,115
Home equity loans	99,194	—	—	99,194	3,745,734	3,844,928
Education	182,089	94,923	69,414	346,426	21,246,286	21,592,712
Consumer	—	—	—	—	219,248	219,248

Total	$1,984,103	$184,348	$1,032,581	$3,201,032	$166,504,804	$169,705,836

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3.    Loans (Continued)

Loan Delinquencies (Continued)

Delinquent loans as a percent of total loans are as follows:

	2015
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due
Commercial	—%	—%	—%	—%
Commercial real estate	—	—	1.32	1.32
Residential	7.19	—	—	7.19
Home equity loans	—	—	—	—
Education	0.01	0.01	0.34	0.36
Consumer	—	—	—	—

Percentage of total portfolio	0.52%	—%	0.83%	1.35%

	2014
	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due
Commercial	—%	—%	2.92%	2.92%
Commercial real estate	1.75	0.09	—	1.84
Residential	—	—	—	—
Home equity loans	2.58	—	—	2.58
Education	0.84	0.44	0.32	1.60
Consumer	—	—	—	—

Percentage of total portfolio	1.17%	0.11%	0.61%	1.89%

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3.    Loans (Continued)

Credit Risk Grading

Sound credit systems, practices, and procedures such as credit risk grading systems; effective credit review and examination processes; effective loan monitoring, problem identification, and resolution processes; and a conservative loss recognition process and charge-off policy are integral to management’s proper assessment of the adequacy of the allowance. Many factors are considered when grades are assigned to individual loans and portfolio segments such as current and past delinquency, financial statements of the borrower, current net realizable value of collateral, and the general economic environment and specific economic trends affecting the loan portfolio. Credit quality indicators used in management’s periodic analysis of the adequacy of the allowance include the Bank’s internal credit risk grades and are identified in the following table:

		Commercial*	Commercial Real Estate*	Total*
Grade 1	Excellent	$1,127,370	$—	$1,127,370
Grade 2	Good	281,338	1,321,450	1,602,788
Grade 3	Satisfactory	9,561,399	54,393,744	63,955,143
Grade 4	Fair	21,586,859	51,329,173	72,916,032

	Total pass credits	32,556,966	107,044,367	139,601,333
Grade 5	Special mention	—	79,425	79,425
Grade 6	Substandard	2,161,876	1,403,490	3,565,366
Grade 7	Doubtful	—	—	—
Grade 8	Loss	—	—	—

		$34,718,842	$108,527,282	$143,246,124

*	excludes net deferred origination fees

Note 4.    Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable loan losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based on management’s periodic evaluation of the adequacy of the allowance for loan losses, which encompasses the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. While management uses the best information available to make these evaluations, future adjustments to the allowance may be necessary if economic conditions change substantially from the assumptions used in making the evaluations. Future adjustments to the allowance may also be required by regulatory examiners based on their judgments about information available to them at the time of their examination. Management believes the allowance is adequate.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 4.    Allowance for Loan Losses (Continued)

Activity in the allowance for loan losses by segment for 2015 and 2014 is summarized as follows:

	2015
	Commercial	Commercial Real Estate	Residential	Home Equity Loans	Education	Consumer	Total
Allowance for loan loss:
Balance, beginning of year	$1,052,533	$981,858	$110,754	$56,704	$970,785	$1,081	$3,173,715
Losses charged off	—	—	(467,817)	(99,213)	(730,902)	—	(1,297,932)
Recoveries	307,700	138,933	7,077	22,857	272,467	2,649	751,683
Provision charged to expense	(853,190)	(511,729)	1,130,268	121,290	116,899	(3,538)	—

Balance, end of year	$507,043	$609,062	$780,282	$101,638	$629,249	$192	$2,627,466

Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$—	$—	$—	$64,948	$—	$64,948
Collectively evaluated for impairment	507,043	609,062	780,282	101,638	564,301	192	2,562,518

Total ending allowance balance	$507,043	$609,062	$780,282	$101,638	$629,249	$192	$2,627,466

Loans:
Individually evaluated for impairment	$—	$1,563,640	$926,975	$—	$64,948	$—	$2,555,563
Collectively evaluated for impairment	34,633,003	106,524,291	11,960,109	3,934,873	19,219,007	189,025	176,460,308

Total ending loan balance	$34,633,003	$108,087,931	$12,887,084	$3,934,873	$19,283,955	$189,025	$179,015,871

	2014
	Commercial	Commercial Real Estate	Residential	Home Equity Loans	Education	Consumer	Total
Allowance for loan loss:
Balance, beginning of year	$1,240,343	$1,423,392	$117,014	$20,015	$850,809	$—	$3,651,573
Losses charged off	—	—	—	(90,495)	(804,223)	—	(894,718)
Recoveries	686,901	430,392	7,096	11,550	192,596	5,574	1,334,109
Provision charged to expense	(874,711)	(871,926)	(13,356)	115,634	731,603	(4,493)	(917,249)

Balance, end of year	$1,052,533	$981,858	$110,754	$56,704	$970,785	$1,081	$3,173,715

Ending allowance balance attributable to loans:
Individually evaluated for impairment	$—	$—	$—	$—	$69,414	$—	$69,414
Collectively evaluated for impairment	1,052,533	981,858	110,754	56,704	901,371	1,081	3,104,301

Total ending allowance balance	$1,052,533	$981,858	$110,754	$56,704	$970,785	$1,081	$3,173,715

Loans:
Individually evaluated for impairment	$119,629	$601,701	$—	$—	$69,414	$—	$790,744
Collectively evaluated for impairment	32,872,166	96,471,337	13,984,115	3,844,928	21,523,298	219,248	168,915,092

Total ending loan balance	$32,991,795	$97,073,038	$13,984,115	$3,844,928	$21,592,712	$219,248	$169,705,836

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 5.    Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

	2015	2014
Land	$28,397	$28,397
Buildings and improvements	1,336,816	1,396,083
Furniture, fixtures and equipment	1,301,735	1,301,735

	2,666,948	2,726,215
Less accumulated depreciation	(2,374,448)	(2,277,853)

Total	$292,500	$448,362

Depreciation charged to operations was $145,984, $178,293 and $198,763 in 2015, 2014 and 2013, respectively, which is included in occupancy and furniture and equipment expense in the consolidated statements of comprehensive income.

Note 6.    Investments in Federal Reserve Bank and Federal Home Loan Bank

The Federal Reserve Bank (“FRB”) and Federal Home Loan Bank (“FHLB”) stocks are restricted investments because they may only be sold back to the FRB and FHLB, respectively. These investments are carried at par value.

Note 7.    Time Deposits

Time deposits include certificates of deposit in denominations of $100,000 or more that aggregated $24,400,951 and $23,970,498 at December 31, 2015 and 2014, respectively. Such deposits represented approximately 53% and 51% of the Bank’s total time deposits as of December 31, 2015 and 2014, respectively.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law, which, in part, permanently increased the maximum amount of deposit insurance to $250,000 per depositor, retroactive to January 1, 2009.

Certificates of deposit in denominations of $250,000 or more aggregated $5,694,618 and $3,423,747 at December 31, 2015 and 2014, respectively. Such deposits represented approximately 12% and 7%, respectively, of the Bank’s total time deposits.

The Bank does not have any brokered deposits. The Bank has pledged cash in the amount of $4.5 million at December 31, 2015 and 2014 against public fund deposits.

At December 31, 2015, scheduled maturities of certificates of deposit are as follows:

Year	Amount	Percent
2016	$31,695,203	69.26%
2017	9,628,629	21.04
2018	3,622,201	7.92
2019	451,392	0.99
2020	317,125	0.69
Thereafter	48,071	0.10

Total	$45,762,621	100.00%

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 7.    Time Deposits (Continued)

Interest expense on deposits is summarized as follows:

	2015	2014	2013
Interest-bearing demand	$23,129	$31,210	$21,668
Money market	375,990	360,632	361,584
Savings	33,087	37,663	41,285
Time	517,366	598,535	720,178

	$949,572	$1,028,040	$1,144,715

Note 8.    Federal Home Loan Bank Advances

The Bank had no advances from the FHLB at December 31, 2015 and 2014.

Note 9.    Income Taxes

The tax effect of deductible and taxable temporary differences that gave rise to significant portions of the deferred tax assets and liabilities, respectively, are as follows:

	2015	2014
Deferred tax assets:
Depreciation	$—	$12,885
Loan loss provision	273,674	410,421
Equity based compensation	187,280	233,180

	460,954	656,486
Deferred tax liabilities:
Investment valuation	—	1,133
Fee deferral	177,963	219,731

	177,963	220,864

Net deferred tax assets	$282,991	$435,622

The Bank continues to project taxable income and has determined that no valuation allowance is required on the deferred tax assets as of December 31, 2015.

The provision for income taxes consists of the following at December 31:

	2015	2014	2013
Current	$790,755	$998,541	$28,739
Deferred	152,631	113,518	694,546

Total provision	$943,386	$1,112,059	$723,285

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 9.    Income Taxes (Continued)

A reconciliation from tax at the statutory rate to the income tax provision is as follows:

	December 31,
	2015	2014	2013
Tax at statutory rate	35.0%	35.0%	35.0%

Effect of graduated rates	(2.8)	(2.8)	—
Non deductible expenses	0.1	0.3	0.9
Tax free income	(1.0)	(1.0)	(1.8)
Tax on unrealized gains charged through equity	—	(0.2)	(0.4)
Prior year under accrual	3.1	(2.5)	—
Other items	—	(1.9)	0.7

Income tax provision	34.4%	26.9%	34.4%

As of December 31, 2015, the Bank’s income tax years for 2012 and thereafter remain subject to examination by the Internal Revenue Service, as well as various state and local taxing authorities.

Note 10.    Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the OCC that, if undertaken, could have a direct material effect on the consolidated financial statements of the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in table below) of common equity Tier 1, Tier 1, and Total capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet assets to broad risk categories.

Federal bank regulators apply certain ratios to assign FDIC-insured depository institutions to one of five categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” At December 31, 2015, the Bank exceeded all regulatory capital requirements and is considered “well capitalized” under regulatory guidelines.

Events beyond management’s control, such as fluctuations in interest rates or a downturn in the economy in areas in which the Bank’s loans and securities are concentrated, could adversely affect future earnings and, consequently, the Bank’s ability to meet its future capital requirements.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 10.    Regulatory Matters (Continued)

The actual regulatory capital ratios calculated for the Bank, along with the capital amounts and ratios to meet the minimum capital adequacy requirements and the amounts required to qualify as “well capitalized” under the Federal Deposit Insurance Act, are as follows:

	December 31, 2015
	Actual		To Meet Minimum Capital Adequacy Requirements			To Qualify as “Well Capitalized” Under Federal Deposit Insurance Act
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total Capital (To net risk weighted assets)	$32,685	16.8%	$15,546	≥	8.0%	$19,433	≥	10.0%
Tier 1 Capital (To net risk weighted assets)	30,254	15.6%	11,660	≥	6.0%	15,546	≥	8.0%
Tier 1 Capital (To average assets)	30,254	14.3%	8,462	≥	4.0%	10,577	≥	5.0%
Common Equity Tier 1 Capital (To net risk weighted assets)	30,254	15.6%	8,745	≥	4.5%	12,632	≥	6.5%

	December 31, 2014
	Actual		To Meet Minimum Capital Adequacy Requirements			To Qualify as “Well Capitalized” Under Federal Deposit Insurance Act
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(Dollars in thousands)
Total Capital (To net risk weighted assets)	$30,903	17.9%	$13,833	≥	8.0%	$17,291	≥	10.0%
Tier 1 Capital (To net risk weighted assets)	28,729	16.6%	6,916	≥	4.0%	10,375	≥	6.0%
Tier 1 Capital (To average assets)	28,729	14.0%	8,212	≥	4.0%	10,265	≥	5.0%

Note 11.    Other Noninterest Expenses

The following is a summary of other noninterest expenses:

	2015	2014	2013
Ohio franchise tax	$229,863	$198,320	$303,193
FDIC premiums	126,384	63,274	246,996
Advertising	121,076	22,936	11,808
Other	118,610	117,797	61,581
OCC assessment	78,576	83,187	112,303
Loan expense	74,664	92,012	80,037
Insurance	60,828	61,247	61,038
Telephone	56,838	60,291	41,673
Postage and delivery	24,356	29,505	20,879
Supplies	21,937	23,974	27,354

Total	$913,132	$752,543	$966,862

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 12.    Related Party Transactions

In the normal course of business, loans are extended and deposit relationships incurred with directors, executive officers, and their associates. In management’s opinion, all of these transactions are on substantially the same terms and conditions as those with other individuals and businesses of comparable creditworthiness and deposit activity.

A summary of loan activity for these related parties, as defined, for the years ended December 31, 2015 and 2014 is as follows:

January 1, 2015	Additions	Amounts Collected	December 31, 2015
$2,904,694	$955,000	$199,256	$3,660,438

January 1, 2014	Additions	Amounts Collected	December 31, 2014
$1,947,640	$1,000,000	$42,946	$2,904,694

Deposits of related parties amounted to approximately $15.9 million or 8.8% and $17.2 million or 9.6% of the Bank’s total deposits as of December 31, 2015 and 2014, respectively.

Note 13.    Commitments

In the normal course of business, the Bank enters into commitments with off-balance-sheet risk to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These commitments totaled $25.9 and $22.2 million at December 31, 2015 and 2014, respectively.

Commitments to extend credit involve elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the commitment is represented by the contractual amount of the commitment. The Bank generally uses the same credit policies in making commitments as it does for on-balance-sheet instruments. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably from the position of the Bank since the time the commitment was made. These commitments are comprised primarily of available commercial and personal lines of credit and unfunded loans which have been authorized for disbursement.

The Company leases its administrative office, certain of its branches, and certain equipment under renewable operating lease agreements. Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2015:

Year	Amount
2016	$317,485
2017	317,319
2018	311,127
2019	308,468
2020	296,205
Thereafter	1,233,243

$2,783,847

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 13.    Commitments (Continued)

Lease payments charged to operations for the years ended December 31, 2015, 2014 and 2013 were $272,298, $355,961 and $344,388, respectively.

The Bank is involved in litigation and is subject to certain claims that arise in the normal course of operations. In the opinion of management, the ultimate disposition of the litigation and claims will not have a material adverse effect on the Bank’s operations or financial position.

Note 14.    Issuance of Common Stock

During 2015, the Board approved the issuance of 2,868 shares totaling $86,585 as incentive compensation to four executive officers and one senior officer of the Bank. Also during 2015, two (2) employees exercised 8,011 outstanding stock options totaling $211,890.

During 2014, six (6) employees exercised 43,195 outstanding stock options totaling $1,050,055.

During 2013, the Board approved the issuance of 2,582 shares totaling $70,566 as incentive compensation to four executive officers and one senior officer of the Bank.

Note 15.    Stock Option Plan

At December 31, 2015, the Bank had three stock option plans under which shares of common stock are reserved for grant to officers and employees. All of the Bank’s plans have been approved by the Bank’s stockholders. The Bank believes that such awards better align the interests of its employees with those of its stockholders.

Option awards are granted with an exercise price at the fair market value of the Bank’s stock at the date of grant and generally vest over three years. The date on which the options are first exercisable is determined by a committee of the Board of Directors. The options expire no later than ten years from the grant date.

GAAP requires that stock options be recognized as compensation expense based on their fair value over the vesting period. The Bank recognized stock option compensation expense of $6,720, $15,473 and $24,800 in 2015, 2014 and 2013, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model using the assumptions noted in the following table. Expected volatilities are based upon implied volatilities from traded options on stock, historical volatility, and other factors that affect the Bank and similar financial institutions. The Bank uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. There were no options granted in 2015 or 2014.

2013
Volatility	34%
Expected dividends	—
Expected term (in years)	10
Risk-free rate	1.92%

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 15.    Stock Option Plan (Continued)

The following is an analysis of the stock option activity for each of the years 2015, 2014 and 2013 and the stock options outstanding at the end of the respective periods:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at January 1, 2013	164,909	27.16	3.76	59,152
Granted during 2013	1,334	26.03
Forfeited during 2013	(4,633)	25.44

Options outstanding at December 31, 2013	161,610	27.20	3.10	195,505
Exercised during 2014	(43,195)	24.31
Granted during 2014	—	—
Forfeited during 2014	(13,406)	28.78

Options outstanding at December 31, 2014	105,009	28.18	3.21	110,358
Exercised during 2015	(8,011)	26.45
Granted during 2015	—	—
Forfeited during 2015	(2,590)	22.77

Options outstanding at December 31, 2015	94,408	$28.48	2.43	$144,148

Options exercisable at December 31, 2015	93,074	$28.52	2.36	$136,807

The total fair value of shares vested during the year ended December 31, 2015 was approximately $15,676. There were no options granted during the year 2015. The total intrinsic value of options exercised during the year ended December 31, 2015 was $90,504. The Bank has 98,000 shares remaining available for grant under the stock option plans.

As of December 31, 2015, there was approximately $1,336 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of five years. A summary of the status of the Bank’s non-vested shares as of December 31, 2015, and changes during the year then ended, is as follows:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested as of January 1, 2015	2,667	$25.52
Granted	—	—
Vested	(1,333)	25.00
Forfeited	—	—

Nonvested at December 31, 2015	1,334	$26.03

Note 16.    Line of Credit

At December 31, 2015, the Bank has $3.0 million available under the terms of a federal funds line of credit, which is used for daily or short-term cash needs. No amounts have been drawn on the line during 2015 and 2014.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 17.    Fair Value of Financial Instruments

The carrying values of cash and due from banks, federal funds sold, accrued interest and other assets, and accrued interest and other liabilities are reasonable estimates of fair value due to the short-term nature of these financial instruments.

The Bank estimates the fair value of financial instruments using available market information and other generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and a fair value framework is established whereby assets and liabilities measured at fair value are grouped into three levels of a fair value hierarchy, based on the transparency of inputs and the reliability of assumptions used to estimate fair value. The three levels of inputs are defined as follows:

Level 1 – Quoted prices (unadjusted) for identical assets and liabilities in active markets.

Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with few transactions, or model-based valuation techniques using assumptions that are observable in the market.

Level 3 – Unobservable inputs in which little or no market data exists.

The asset’s fair value measurement level is based on the lowest level of any input that is significant to the fair value measurement.

	December 31, 2015	Level 1	Level 2	Level 3
Assets
Securities available for sale	$697,208	$407	$696,801	$—

	December 31, 2014	Level 1	Level 2	Level 3
Assets
Securities available for sale	$2,082,320	$1,502,050	$580,270	$—

Level 1 securities are investments in U.S. agency securities in other banks. Level 2 investments are certificates of deposit.

LIBERTY BANK, N.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 17.    Fair Value of Financial Instruments (Continued)

The following table presents estimated fair value of the Bank’s financial instruments. The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2015		December 31, 2014
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)
Assets:
Cash and deposits with banks	$31,053	$31,053	$37,468	$37,468
Securities available for sale	697	697	2,082	2,082
Loans – net	176,388	176,280	166,532	167,412
Accrued interest and other assets	577	577	614	614
Cash value of life insurance	1,625	1,625	1,572	1,572
Investments in FRB and FHLB	1,278	1,278	1,255	1,255

Liabilities:
Deposits:
Demand	46,345	46,345	38,567	38,567
Money market	78,435	78,435	83,343	83,343
Savings	10,656	10,656	11,139	11,139
Time	45,763	45,772	46,636	46,574
Accrued interest and other liabilities	890	890	1,205	1,205

Cash, deposits with banks, and federal funds sold – The carrying amount is a reasonable estimate of fair value.

Securities available for sale – Estimated fair value for investments and mortgage-backed securities is based on quoted market prices, dealer quotes, and prices obtained from independent pricing services at the consolidated statement of financial condition date.

Loans – Fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued interest and other assets – The carrying amount is a reasonable estimate of fair value.

Cash value of life insurance – The carrying amount is a reasonable estimate of fair value.

Investments in FRB and FHLB – The fair value is estimated to be the carrying value which is par. All transactions in the capital stock of the FRB and the FHLB are executed at par.

Deposits – The fair value of demand deposits, savings accounts, and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificate of deposit is estimated by discounting the future cash flows and rates currently offered for deposits of similar remaining maturities.

Accrued interest and other liabilities – The carrying amount is a reasonable estimate of fair value.

ANNEX A

AGREEMENT AND PLAN OF REORGANIZATION

DATED AS OF JULY 28, 2016

BY AND AMONG

MIDDLEFIELD BANC CORP., MBC INTERIM BANK, THE

MIDDLEFIELD BANKING COMPANY, AND

LIBERTY BANK, N.A.

1.1	“Acquisition Proposal”	A-2

1.2	“Affiliate”	A-2

1.3	“Agreement”	A-2

1.3A	“Bank Merger”	A-2

1.4	“Bank Regulator”	A-2

1.4A	“Base Special Dividend”	A-2

1.4B	“BHCA”	A-2

1.5	“Business Day”	A-2

1.6	“Cash Consideration”	A-2

1.7	“Cash Election”	A-2

1.8	“Cash Election Shares”	A-2

1.9	“Certificate”	A-2

1.10	“Claim”	A-2

1.11	“Closing”	A-2

1.12	“Closing Date”	A-2

1.13	“COBRA”	A-2

1.14	“Continuing Employees”	A-2

1.15	“Dissenting Shares”	A-2

1.16	“Dissenting Stockholder”	A-2

1.17	“Effective Time”	A-2

1.18	“Election Deadline”	A-3

1.19	“Election Form”	A-3

1.20	“Environmental Laws”	A-3

1.21	“ERISA”	A-3

1.22	“ERISA Affiliate”	A-3

1.22A	“Excess Amount”	A-3

1.23	“Exchange Agent”	A-3

1.24	“Exchange Fund”	A-3

1.25	“Exchange Ratio”	A-3

1.26	“FDIC”	A-3

1.26A	“FHLB”	A-3

1.27	“FRB”	A-3

1.28	“GAAP”	A-3

1.29	“Governmental Entity”	A-3

A-i

1.30	“Indemnified Parties”	A-3

1.30A	“Interim Merger”	A-4

1.31	“IRS”	A-4

1.32	“Knowledge”	A-4

1.33	“Liberty Bank Benefit Plans”	A-4

1.34	“Liberty Bank Benefits Schedule”	A-4

1.35	“Liberty Bank common stock”	A-4

1.36	“Liberty Bank Disclosure Schedule”	A-4

1.37	“Liberty Bank Financial Statements”	A-4

1.38	401(k) Plan Termination Date”	A-4

1.39	[INTENTIONALLY DELETED]	A-4

1.40	“Liberty Bank Nonqualified Deferred Compensation Plan”	A-4

1.41	“Liberty Bank Regulatory Reports”	A-4

1.42	“Liberty Bank Stockholder Approval”	A-4

1.43	“Liberty Bank Stockholder Meeting”	A-4

1.44	“Liberty Bank Subsidiary”	A-4

1.45	“Mailing Date”	A-4

1.46	“Material Adverse Effect”	A-4

1.47	“Materials of Environmental Concern”	A-5

1.48	“Maximum Amount”	A-5

1.49	“Mergers”	A-5

1.50	“Merger Consideration”	A-5

1.51	“Middlefield Banc Corp. common stock”	A-5

1.52	“Middlefield Benefit Plans”	A-5

1.53	“Middlefield Disclosure Schedule”	A-5

1.54	“Middlefield Financial Statements”	A-5

1.55	“Middlefield 401(k) Plan”	A-6

1.56	“Middlefield Liberty Stock” is defined in Section 2.3.	A-6

1.57	“Middlefield Regulatory Reports”	A-6

1.58	“Middlefield SEC Reports”	A-6

1.58A	“Middlefield Shareholder Approval”	A-6

1.58B	“Middlefield Shareholder Meeting”	A-6

1.59	“Middlefield Subsidiary” and “Middlefield Subsidiaries”	A-6

1.60	“Non-Election Shares”	A-6

1.61	“OCC”	A-6

A-ii

1.62	“PBGC”	A-6

1.63	“Person”	A-6

1.64	“Proxy Statement-Prospectus”	A-6

1.65	“Registration Statement”	A-6

1.66	“Regulatory Agreement”	A-6

1.67	“Regulatory Approval”	A-6

1.68	“Rights”	A-6

1.69	“SEC”	A-6

1.70	“Securities Laws”	A-6

1.71	“Shortfall Number”	A-7

1.72	“Stock Consideration”	A-7

1.73	“Stock Conversion Number”	A-7

1.74	“Stock Election”	A-7

1.75	“Stock Election Number”	A-7

1.76	“Stock Election Shares”	A-7

1.77	“Subsidiary or Subsidiaries”	A-7

1.78	“Superior Proposal”	A-7

1.78A	“Surviving Bank”	A-7

1.79	“Surviving Institution”	A-7

1.80	“Tax”	A-7

1.81	“Tax Return”	A-7

1.82	“Treasury Stock”	A-7

1.82A	“UDAP”	A-7

1.83	“Voting Agreement”	A-7

2.1	Merger of Interim Bank and Liberty Bank	A-7

2.2	Effect of the Interim Merger	A-8

2.3	Conversion and Exchange of Shares: Interim Merger	A-8

2.4	Terms of the Bank Merger	A-8

2.5	Effect of the Bank Merger	A-9

2.6	Conversion of Shares	A-9

2.7	Closing; Effective Time	A-9

2.8	Tax Consequences	A-10

2.9	Possible Alternative Structures	A-10

2.10	Absence of Control	A-10

3.1	Conversion of Liberty Bank Common Stock; Consideration Payable in Interim Merger; Possible Adjustment in Merger Consideration	A-10

A-iii

3.2	Election Procedures	A-12

3.3	Procedures for Exchange of Liberty Bank Common Stock	A-13

3.4	Reservation of Shares	A-15

3.5	Termination of Options and Phantom Stock	A-15

4.1	Organization	A-16

4.2	Capitalization	A-16

4.3	Authority; No Violation	A-17

4.4	Consents	A-17

4.5	Financial Statements	A-18

4.6	Taxes	A-18

4.7	No Material Adverse Effect	A-19

4.8	Material Contracts; Leases; Defaults	A-19

4.9	Ownership of Property; Insurance Coverage	A-20

4.10	Legal Proceedings	A-21

4.11	Compliance with Applicable Law	A-21

4.12	Employee Benefit Plans	A-22

4.13	Brokers, Finders, and Financial Advisors	A-25

4.14	Environmental Matters	A-25

4.15	Loan Portfolio	A-25

4.16	Related Party Transactions	A-26

4.17	Deposits	A-26

4.18	Board Approval	A-26

4.19	Risk Management Instruments	A-26

4.20	Fairness Opinion	A-27

4.21	Intellectual Property	A-27

4.22	Duties as Fiduciary	A-27

4.23	Employees; Labor Matters	A-27

4.24	Liberty Bank Information Supplied	A-27

4.25	Internal Controls	A-28

4.26	Bank Owned Life Insurance	A-28

5.1	Organization	A-29

5.2.	Capitalization.	A-29

5.3	Authority; No Violation	A-30

5.4	Consents	A-31

5.5	Financial Statements	A-31

A-iv

5.6	Taxes	A-31

5.7	No Material Adverse Effect	A-32

5.8	Material Contracts; Leases; Defaults	A-32

5.9	Ownership of Property; Insurance Coverage	A-33

5.10	Legal Proceedings	A-34

5.11	Compliance with Applicable Law	A-34

5.12	Employee Benefit Plans	A-34

5.13	Brokers, Finders, and Financial Advisors	A-36

5.14	Environmental Matters	A-36

5.15	Loan Portfolio	A-37

5.16	Related Party Transactions	A-38

5.17	Board Approval	A-38

5.18	Risk Management Instruments	A-38

5.19	Intellectual Property	A-38

5.20	Duties as Fiduciary	A-38

5.21	Employees; Labor Matters	A-39

5.22	Middlefield Banc Corp. Information Supplied	A-39

5.23	Internal Controls	A-39

5.24	Merger Consideration	A-40

5.25	SEC Filings	A-40

5.26.	Fairness Opinion	A-40

6.1	Conduct of Business – Affirmative Covenants	A-40

6.2	Conduct of Business – Negative Covenants	A-41

6.3	Current Information	A-44

6.4	Access to Properties and Records	A-45

6.5	Financial and Other Statements	A-45

6.6	Maintenance of Insurance	A-46

6.7	Disclosure Supplements	A-46

6.8	Consents and Approvals of Third Parties	A-46

6.9	All Commercially Reasonable Efforts	A-46

6.10	No Solicitation	A-46

6.11	Liberty Bank 401(k) Plan Termination	A-47

6.12	Takeover Laws	A-47

6.13	Stockholder Litigation	A-47

7.1	Conduct of Business	A-47

A-v

7.2	Exchange Fund Deposit and Reserved Shares; Nasdaq Listing	A-48

7.3	Change in Capitalization	A-48

7.4	Access to Properties and Records	A-48

7.5	Financial and Other Statements	A-48

7.6	Maintenance of Insurance	A-48

7.7	Disclosure Supplements	A-49

7.8	Consents and Approvals of Third Parties	A-49

7.9	All Reasonable Efforts	A-49

7.10	Liberty Bank Personnel	A-49

7.11	Board	A-50

7.12	Director, Officer and Employee Indemnification and Director and Officer Insurance	A-50

7.13	Communications to Employees; Training	A-52

7.14	Exemption from Liability Under Section 16(b)	A-52

8.1	Proxy Statement-Prospectus; Registration Statement	A-52

8.2	Liberty Bank Stockholder Meeting and Middlefield Shareholder Meeting	A-53

8.3	Regulatory Approvals	A-53

8.4	Public Disclosure	A-54

9.1	Conditions to Closing	A-54

9.2	Conditions to the Obligations of Middlefield	A-55

9.3	Conditions to the Obligations of Liberty Bank	A-55

10.1	Termination	A-56

10.2	Effect of Termination	A-58

11.1	Confidentiality	A-58

11.2	Survival	A-59

11.3	Notices	A-59

11.4	Parties in Interest	A-59

11.5	Complete Agreement	A-60

11.6	Counterparts	A-60

11.7	Severability	A-60

11.8	Governing Law	A-60

11.9	Interpretation	A-60

11.10	Specific Performance	A-60

11.11	Waiver of Trial by Jury	A-60

11.12	Amendment and Waiver	A-60

FORM OF VOTING AGREEMENT – EXHIBIT A

A-vi

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) dated as of July 28, 2016, is entered into by and among Middlefield Banc Corp., an Ohio corporation, The Middlefield Banking Company, an Ohio-chartered commercial bank, Liberty Bank, N.A., a national banking association (“Liberty Bank”) and MBC Interim Bank, an interim state-chartered commercial bank to be incorporated under the laws of the State of Ohio (“MBC Interim Bank”), which shall become a party upon its formation.

WHEREAS, the Board of Directors of Middlefield Banc Corp., the Board of Directors of The Middlefield Banking Company, and the Board of Directors of Liberty Bank have determined that this Agreement and the business combination and related transactions under this Agreement are advisable and in the best interests of their respective companies and their respective stockholders, have determined that this Agreement and the business combination and related transactions under this Agreement are consistent with and in furtherance of their respective business strategies, and have approved this Agreement and the business combination and related transactions under this Agreement,

WHEREAS, following execution of this Agreement, Middlefield Banc Corp. will cause the formation of MBC Interim Bank as an interim Ohio state-chartered commercial bank (and wholly-owned subsidiary of Middlefield Banc Corp.), formed for the sole purpose of merging with and into Liberty Bank;

WHEREAS, it is the desire of Middlefield Banc Corp., MBC Interim Bank, The Middlefield Banking Company and Liberty Bank to effect a transaction whereby MBC Interim Bank will be merged with and into Liberty Bank and immediately thereafter Liberty Bank will be merged with and into The Middlefield Banking Company; and

WHEREAS, the Boards of Directors of Middlefield Banc Corp., The Middlefield Banking Company and Liberty Bank, respectively, have approved this Agreement and authorized its execution and Middlefield Banc Corp. will cause the directors of MBC Interim Bank to approve this Agreement after MBC Interim Bank’s organization;

WHEREAS, as a condition to the willingness of Middlefield Banc Corp. and The Middlefield Banking Company to enter into this Agreement, all of the directors of Liberty Bank have entered into a Voting Agreement, substantially in the form of Exhibit A hereto and dated as of the date of this Agreement,

WHEREAS, upon the terms and subject to the conditions of the Voting Agreement, in the Voting Agreement each director agrees to vote all shares of Liberty Bank common stock the director owns in favor of approval and adoption of the Mergers and this Agreement,

WHEREAS the parties intend the Mergers to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and intend that this Agreement be, and this Agreement hereby is, adopted as a plan of reorganization within the meaning of Sections 354 and 361 of the Internal Revenue Code of 1986, and

WHEREAS the parties desire to make representations, warranties, and agreements regarding the Mergers provided for by this Agreement and to prescribe conditions to completion of the Mergers.

NOW THEREFORE, in consideration of the mutual covenants, representations, warranties, and agreements in this Agreement, and of other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

ARTICLE 1

DEFINITIONS

1.1 “Acquisition Proposal” is defined in Section 6.10.

1.2 “Affiliate” means any person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, a person and, without limiting the generality of the foregoing, includes any executive officer or director of a person.

1.3 “Agreement” means this Agreement and Plan of Merger, the exhibit and schedules, and any amendment.

1.3A “Bank Merger” is defined in Section 2.4.

1.4 “Bank Regulator” means any Federal or state banking authority regulating or having statutory authority to regulate Middlefield Banc Corp., The Middlefield Banking Company, Liberty Bank, or their respective subsidiaries, including but not limited to the Ohio Division of Financial Institutions, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation, and regarding antitrust and anticompetitive principles the Department of Justice, the Federal Trade Commission, or any other relevant Federal or state regulator.

1.4A “Base Special Dividend” is defined in Section 3.1.3.

1.4B “BHCA” means the Bank Holding Company Act of 1956, as amended.

1.5 “Business Day” means any day other than a Saturday, Sunday, or day on which banks in the State of Ohio are authorized or required by law or executive order to close.

1.6 “Cash Consideration” is defined in Section 3.1.3.

1.7 “Cash Election” is defined in Section 3.2.2.

1.8 “Cash Election Shares” is defined in Section 3.2.1

1.9 “Certificate” means a certificate or book entry evidencing shares of Liberty Bank common stock.

1.10 “Claim” is defined in Section 7.12.2.

1.11 “Closing” is defined in Section 2.7.

1.12 “Closing Date” is defined in Section 2.7.

1.13 “COBRA” is defined in Section 4.12.5.

1.14 “Continuing Employees” is defined in Section 7.10.1.

1.15 “Dissenting Shares” is defined in Section 3.1.5.

1.16 “Dissenting Stockholder” is defined in Section 3.1.5.

1.17 “Effective Time” is defined in Section 2.7.

1.18 “Election Deadline” is defined in Section 3.2.3.

1.19 “Election Form” is defined in Section 3.2.2.

1.20 “Environmental Laws” means any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity as in effect on or before the date of this Agreement and relating to (1) the protection, preservation, or restoration of the environment (including without limitation air, water vapor, surface water, groundwater, drinking-water supply, surface soil, subsurface soil, plant and animal life, or any other natural resource), or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, or disposal of Materials of Environmental Concern.

The term Environmental Law includes without limitation (x) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq., and all comparable state and local laws, and (y) any common law that may impose liability or obligations for injuries or damages because of the presence of or exposure to any Materials of Environmental Concern as in effect on or before the date of this Agreement.

1.21 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.22 “ERISA Affiliate” means, regarding any Person, any other Person that, together with the Person, would be treated as a single employer under Section 414 of the Internal Revenue Code of 1986 or Section 4001 of ERISA.

1.22A “Excess Amount” is defined in Section 3.1.3

1.23 “Exchange Agent” means American Stock Transfer & Trust Company, LLC, or another bank or trust company or other agent mutually agreed upon by Middlefield Banc Corp. and Liberty Bank, which acts as agent for Middlefield Banc Corp. in the exchange procedures for exchanging Certificates for the Merger Consideration in connection with the Interim Merger.

1.24 “Exchange Fund” is defined in Section 3.3.1.

1.25 “Exchange Ratio” is defined in Section 3.1.3.

1.26 “FDIC” means the Federal Deposit Insurance Corporation.

1.26A “FHLB” means the Federal Home Loan Bank of Cincinnati.

1.27 “FRB” means the Board of Governors of the Federal Reserve System and district banks, including the Federal Reserve Bank of Cleveland.

1.28 “GAAP” means accounting principles generally accepted in the United States of America, applied on a consistent basis.

1.29 “Governmental Entity” means any Federal or state court, department, administrative agency, commission, or other governmental authority or instrumentality.

1.30 “Indemnified Parties” is defined in Section 7.12.2.

1.30A “Interim Merger” is defined in Section 2.1.

1.31 “IRS” means the United States Internal Revenue Service.

1.32 “Knowledge”, including references to a person being aware of a particular matter, means those facts that are known by the executive officers of a person: ((i) in the case of Liberty Bank by Messrs. Valerian, Ebner, Reay and Smerglia; and (ii) in the case of Middlefield Banc Corp. and The Middlefield Banking Company by CEO Thomas G. Caldwell, COO James R. Heslop, II, and CFO Donald L. Stacy.

1.33 “Liberty Bank Benefit Plans” is defined in Section 4.12.1.

1.34 “Liberty Bank Benefits Schedule” is defined in Section 4.12.12.

1.35 “Liberty Bank common stock” means the common shares of Liberty Bank, par value $10.00 per share.

1.36 “Liberty Bank Disclosure Schedule” means the collective written disclosure schedules delivered by Liberty Bank to Middlefield Banc Corp. under this Agreement.

1.37 “Liberty Bank Financial Statements” means (x) the audited balance sheets of Liberty Bank as of December 31, 2015 and 2014 and the related statements of income, comprehensive income (loss), changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) of Liberty Bank for each of the years ended December 31, 2015 and 2014, and (y) the unaudited interim financial statements of Liberty Bank as of the end of each calendar quarter after December 31, 2015, and for the periods then ended.

1.38 401(k) Plan Termination Date” is defined in Section 6.11.

1.39 [INTENTIONALLY DELETED]

1.40 “Liberty Bank Nonqualified Deferred Compensation Plan” is defined in Section 4.12.9.

1.41 “Liberty Bank Regulatory Reports” means the Call Reports of Liberty Bank and accompanying schedules (other than schedules required to be kept confidential under applicable law or regulatory requirements), filed or to be filed with the OCC for each calendar quarter after December 31, 2015 through the Closing Date.

1.42 “Liberty Bank Stockholder Approval” is defined in Section 4.3.1.

1.43 “Liberty Bank Stockholder Meeting” is defined in Section 8.2.1

1.44 “Liberty Bank Subsidiary” and “Liberty Bank Subsidiaries” mean any corporation, partnership, limited liability company, or other entity, 10% or more of the equity securities or equity interests of which is owned directly or indirectly by Liberty Bank, except any entity the stock or equity interest of which is held in the ordinary course of the lending activities of Liberty Bank but including any entity specifically identified in Section 4.1.2.

1.45 “Mailing Date” is defined in Section 3.2.2.

1.46 “Material Adverse Effect” mean any effect that is material and adverse to the financial condition, results of operations, or business of Middlefield Banc Corp. and the Middlefield Subsidiaries, taken as a whole, or of Liberty Bank and the Liberty Bank Subsidiaries, taken as a whole, or materially impairs the ability of either Liberty Bank, on one hand, or Middlefield Banc Corp. and The Middlefield Banking Company, on the other hand, to perform the obligations under this Agreement or otherwise materially impedes the consummation of the Mergers or other transactions under this Agreement. None of the following constitute a Material Adverse Effect or will be considered in determining whether a Material Adverse Effect has occurred:

(1) the impact of (x) changes in laws, rules, or regulations affecting banks or their holding companies generally, or interpretations thereof by courts or governmental agencies, (y) changes in GAAP, or (z) changes in regulatory accounting requirements, in any case applicable to financial institutions or their holding companies generally and not specifically relating to Liberty Bank, on one hand, or Middlefield Banc Corp. or any Middlefield Subsidiary, on the other hand,

(2) announcement of this Agreement by press release mutually agreed to by Liberty Bank and Middlefield Banc Corp. or by Form 8-K filed by Middlefield Banc Corp. in accordance with this Agreement,

(3) any act or omission of Liberty Bank required under this Agreement or taken or omitted to be taken with the express written permission of Middlefield Banc Corp.,

(4) any act or omission of Middlefield Banc Corp. or The Middlefield Banking Company required under this Agreement or taken or omitted to be taken with the express written permission of Liberty Bank,

(5) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties investigating, negotiating, documenting, effecting, and consummating the transactions under this Agreement,

(6) any changes after the date of this Agreement in general economic or capital market conditions affecting banks or their holding companies generally, and

(7) any changes in national or international political or social conditions, including engagement by the United States in hostilities, whether by the declaration of a national emergency or war, or the occurrence of a military attack upon or within the United States.

1.47 “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic or hazardous substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

1.48 “Maximum Amount” is defined in Section 7.12.1.

1.49 “Mergers” is defined in Section 2.4.

1.50 “Merger Consideration” is defined in Section 3.1.3.

1.51 “Middlefield Banc Corp. common stock” means the common stock of Middlefield Banc Corp., without par value.

1.52 “Middlefield Benefit Plans” is defined in Section 5.12.1.

1.53 “Middlefield Disclosure Schedule” means the collective written disclosure schedules delivered by Middlefield Banc Corp. to Liberty Bank under this Agreement.

1.54 “Middlefield Financial Statements” means (x) the audited consolidated balance sheets of Middlefield Banc Corp. as of December 31, 2015 and 2014 and the consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) of Middlefield Banc Corp. for the years ended December 31, 2015, 2014 and 2013, as filed in Middlefield Banc Corp.’s Form 10-K for the year ended December 31, 2015, and (y) the unaudited interim consolidated financial statements of Middlefield Banc Corp. as of the end of each calendar quarter after December 31, 2015, and for the periods then ended, as filed by Middlefield Banc Corp. in the Middlefield SEC Reports.

1.55 “Middlefield 401(k) Plan” means The Middlefield Banking Company 401(k) Plan.

1.56 “Middlefield Liberty Stock” is defined in Section 2.3.

1.57 “Middlefield Regulatory Reports” means the Call Reports of The Middlefield Banking Company and accompanying schedules (other than schedules required to be kept confidential under applicable law or regulatory requirements), filed or to be filed with the Federal Deposit Insurance Corporation for each calendar quarter after December 31, 2015 through the Closing Date, and all Reports on Form FR Y-10 filed with the Board of Governors of the Federal Reserve System by Middlefield Banc Corp. from December 31, 2015 through the Closing Date.

1.58 “Middlefield SEC Reports” is defined in Section 5.25.

1.58A “Middlefield Shareholder Approval” is defined in Section 5.3.1.

1.58B “Middlefield Shareholder Meeting” is defined in Section 8.2.2.

1.59 “Middlefield Subsidiary” and “Middlefield Subsidiaries” mean any corporation, partnership, limited liability company, or other entity, 10% or more of the equity securities or equity interests of which is owned directly or indirectly by Middlefield Banc Corp., except any entity the stock or equity interest of which is held in the ordinary course of the lending activities of The Middlefield Banking Company.

1.60 “Non-Election Shares” is defined in Section 3.2.1.

1.61 “OCC” means the Office of the Comptroller of the Currency.

1.62 “PBGC” means the Pension Benefit Guaranty Corporation.

1.63 “Person” means a natural person, corporation, limited liability company, partnership, joint venture, association, trust, or group (as the term group is defined under the Securities Exchange Act of 1934).

1.64 “Proxy Statement-Prospectus” is defined in Section 8.1.1(a).

1.65 “Registration Statement” means the registration statement, together with all amendments, filed with the SEC under the Securities Act of 1933 for the purpose of registering the offer and sale of Middlefield Banc Corp. common stock to Liberty Bank stockholders in the Interim Merger.

1.66 “Regulatory Agreement” is defined in Section 4.11.3.

1.67 “Regulatory Approval” means an approval by a Bank Regulator that is necessary for carrying out the Mergers and the related transactions under this Agreement.

1.68 “Rights” means puts, calls, warrants, options, conversion, redemption, repurchase, or other rights, convertible securities, stock appreciation rights, and other arrangements or commitments obligating an entity to issue or dispose of any of its capital stock or other ownership interests or providing compensation based on the equity appreciation of its capital stock.

1.69 “SEC” means the United States Securities and Exchange Commission.

1.70 “Securities Laws” means the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the Trust Indenture Act of 1939, and in each case the rules and regulations of the SEC promulgated thereunder.

1.71 “Shortfall Number” is defined in Section 3.2.5.

1.72 “Stock Consideration” is defined in Section 3.1.3.

1.73 “Stock Conversion Number” is defined in Section 3.2.1.

1.74 “Stock Election” is defined in Section 3.2.2.

1.75 “Stock Election Number” is defined in Section 3.2.1.

1.76 “Stock Election Shares” is defined in Section 3.2.1.

1.77 “Subsidiary or Subsidiaries” means any corporation, 10% or more of the equity interests of which is owned directly or indirectly, except any corporation the equity interests of which is held in the ordinary course of the lending activities of either The Middlefield Banking Company or Liberty Bank.

1.78 “Superior Proposal” is defined in Section 6.10.

1.78A “Surviving Bank” is defined in Section 2.1.

1.79 “Surviving Institution” is defined in Section 2.4.

1.80 “Tax” means any federal, state, local, foreign, or provincial income, gross receipts, property, sales, service, use, license, lease, excise, franchise, employment, payroll, withholding, employment, unemployment insurance, workers’ compensation, social security, alternative or added minimum, ad valorem, value added, stamp, business license, occupation, premium, environmental, windfall profit, customs, duties, estimated, transfer or excise tax, or any other tax, custom, duty, premium, governmental fee, or other assessment or charge of any kind whatsoever, together with any interest, penalty, or additional tax imposed by any Governmental Entity.

1.81 “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

1.82 “Treasury Stock” is defined in Section 3.1.2.

1.82A “UDAP” refers to unfair, deceptive or abusive acts or practices, as referenced in the Dodd-Frank Wall Street Reform and Consumer Protection Act, 12 USC Sections 5531 and 5536 and enforcement authority under 12 USC 1818(b).

1.83 “Voting Agreement” is defined in the recitals.

1.84 Other terms used herein are defined in the preamble and elsewhere in this Agreement.

ARTICLE 2

THE MERGERS

2.1 Merger of Interim Bank and Liberty Bank. Subject to the terms and conditions of this Agreement, the federal banking laws of the United States of America and Title 11 of the Ohio Revised Code, as amended, Middlefield Banc Corp. will cause the formation of MBC Interim Bank as a wholly-owned subsidiary of Middlefield Banc Corp., formed for the sole purpose of merging with and into Liberty Bank, and MBC Interim Bank shall, and Middlefield Banc Corp. shall cause MBC Interim Bank to, merge with and into Liberty Bank at the Effective Time (as defined in Section 2.7). Liberty Bank shall be the “Surviving Bank” and shall continue its corporate existence as a national bank, and the separate corporate existence of MBC Interim Bank shall cease (hereinafter such merger shall be referred to as the “Interim Merger”).

2.2 Effect of the Interim Merger.

2.2.1 General Description. Upon the effectiveness of the Interim Merger, the separate existence of MBC Interim Bank shall cease and the Surviving Bank shall possess all of the rights, privileges, immunities, powers and franchises and shall be subject to all of the duties and liabilities of MBC Interim Bank and the Surviving Bank existing immediately prior to the effectiveness of the Interim Merger, and the Surviving Bank shall continue to be a bank organized and existing under the laws of the United States, with Middlefield Banc Corp. as its sole stockholder.

2.2.2 Name and Offices. The name of the Surviving Bank shall continue to be “Liberty Bank, N.A.” At and after the Effective Time and until changed in accordance with law, the principal address of the Surviving Bank shall be 2351 Edison Blvd., Twinsburg, OH 44087-4568.

2.2.3 Board of Directors. At and after the Effective Time, the directors of the Surviving Bank shall be the same five (5) individuals who served as the directors of MBC Interim Bank immediately prior to the Effective Time, until such time as their successors have been elected and qualified.

2.2.4 Officers. The officers of the Surviving Bank shall consist of the same individuals who served as the officers of MBC Interim Bank immediately prior to the Effective Time of the Interim Merger, until such time as their successors have been elected and qualified.

2.2.5 Articles of Association and By Laws. The Articles of Association and By Laws of Liberty Bank in effect immediately prior to the effectiveness of the Interim Merger shall be and remain the Articles of Association and By Laws of the Surviving Bank without change, until the same shall be amended or replaced as therein provided.

2.2.6 Assets, Liabilities, and Obligations. All assets and all rights, franchises and interests of Liberty Bank and Interim Bank, respectively, in and to every type of property, all debts due on whatever account and all choses in action shall vest in the Surviving Bank by virtue of the Interim Merger without any order or other action on the part of any court or otherwise, and the Surviving Bank shall be responsible for all liabilities and obligations of MBC Interim Bank and Liberty Bank, respectively, by virtue of the Interim Merger, all with the effect provided in 12 U.S.C. Section 215a and Section 1115.11 of the Ohio Banking Code, as applicable.

2.3 Conversion and Exchange of Shares: Interim Merger.

At the Effective Time of the Interim Merger, all of the issued and outstanding shares of common stock of Liberty Bank, other than ) (i) “Dissenting Shares” (as defined in Section 3.1.5 below), and (ii) the 23,218 shares of common stock held by Middlefield Banc Corp. (the “Middlefield Liberty Stock”) by virtue of the Interim Merger and without any action on the part of the holders thereof, shall be converted into the right to receive the Merger Consideration under Article 3. Although it is not intended there will be a change in the number of outstanding shares, if there is, the per share Merger Consideration will be adjusted accordingly so that the aggregate Merger Consideration will not change. All of the (i) 100 outstanding shares of common stock of MBC Interim Bank, no par value, and (ii) the Middlefield Liberty Stock, shall be cancelled for no additional consideration in connection with the Interim Merger.

2.4 Terms of the Bank Merger. Subject to the terms and conditions of this Agreement, and the federal banking laws of the United States of America and the banking laws of the State of Ohio, as applicable, the Surviving Bank shall merge, immediately following the Interim Merger, with and into The Middlefield Banking

Company, which shall be the “Surviving Institution” and shall continue its corporate existence as an Ohio state-chartered commercial bank (the “Bank Merger”). The Interim Merger and the Bank Merger are collectively referred to in this Agreement as the “Mergers.”

2.5 Effect of the Bank Merger.

2.5.1 General Description. Upon the effectiveness of the Bank Merger, the separate existence of Liberty Bank shall cease and the Surviving Institution shall possess all of the rights, privileges, immunities, powers and franchises and shall be subject to all of the duties and liabilities of Liberty Bank and The Middlefield Banking Company existing immediately prior to the effectiveness of the Bank Merger, and the Surviving Institution shall continue to be an Ohio state-chartered commercial bank under the laws of the State of Ohio and shall continue to be a wholly-owned subsidiary of Middlefield Banc Corp.

2.5.2 Name and Offices. The name of the Surviving Institution shall continue to be “The Middlefield Banking Company”. Its principal address shall continue to be located at 15985 High Street, P.O. Box 35, Middlefield, OH 44062. The main office and all branches of Liberty Bank shall become legally established branches of the Surviving Institution.

2.5.3 Board of Directors of Surviving Institution and Middlefield Banc Corp. At and after the Effective Time of the Bank Merger, the directors of the Surviving Institution shall be the same individuals who served as the directors of The Middlefield Banking Company immediately prior to the Effective Time, until such time as their successors have been elected and qualified. Following the Bank Merger, the Board of Directors of Middlefield Banc Corp. shall cause two (2) current members of the Board of Directors of Liberty Bank, specifically, William A. Valerian and Thomas W. Bevan, to be appointed to the Board of Directors of Middlefield Banc Corp. If, prior to the Effective Time, either William A. Valerian and/or Thomas W. Bevan is unable to serve, Liberty Bank will designate a mutually agreed upon successor(s) for appointment to Middlefield Banc Corp.’s Board of Directors.

2.5.4 Officers. The officers of the Surviving Institution shall consist of the same individuals who served as the officers of The Middlefield Banking Company immediately prior to the Effective Time of the Bank Merger, until such time as their successors have been elected and qualified.

2.5.5 Articles of Incorporation and Code of Regulations. The Articles of Incorporation and Code of Regulations of The Middlefield Banking Company in effect immediately prior to the effectiveness of the Bank Merger shall be and remain the Articles and Incorporation and Code of Regulations of the Surviving Institution without change, until the same shall be amended or replaced as therein provided.

2.5.6 Assets, Liabilities, and Obligations. All assets and all rights, franchises and interests of The Middlefield Banking Company and Liberty Bank, respectively, in and to every type of property, all debts due on whatever account and all choses in action shall vest in the Surviving Institution by virtue of the Bank Merger without any order or other action on the part of any court or otherwise, and the Surviving Institution shall be responsible for all liabilities and obligations of The Middlefield Banking Company and Liberty Bank, respectfully, by virtue of the Bank Merger, all with the effect provided in 12 U.S.C. Section 215a and Section 1115.11 of the Ohio Banking Code, as applicable.

2.6 Conversion of Shares: The Bank Merger. All of the outstanding shares of common stock of Liberty Bank shall be cancelled for no additional consideration in connection with the Bank Merger. Middlefield Banc Corp. shall continue to own all the issued and outstanding common stock of The Middlefield Banking Company as the Surviving Institution.

2.7 Closing; Effective Time. Closing of the Interim Merger and the Bank Merger (the “Closing”) will occur no later than the close of business on the fifth Business Day after satisfaction or waiver of the conditions stated in Article 9 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to satisfaction or waiver of those conditions), or such other date that may be agreed to in writing by Middlefield Banc Corp. and Liberty Bank. The Mergers will be effected by filing of a certificate of merger with the Ohio Secretary of State in accordance with Ohio banking law and section 1701.81 of the Ohio General Corporation Law on the day of Closing (the “Closing Date”). The Mergers will be effective on the date and time specified in the certificate of merger (the “Effective Time”).

2.8 Tax Consequences. The parties hereto intend that the Mergers constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 and that this Agreement constitute a plan of reorganization, as that term is used in Sections 354 and 361 of the Internal Revenue Code of 1986.

2.9 Possible Alternative Structures. Regardless of anything to the contrary in this Agreement and subject to the satisfaction of the conditions of Article 9, before the Effective Time Middlefield Banc Corp. may revise the structure of the Mergers described in this Article 2, including without limitation by substituting a wholly-owned depository institution subsidiary of Middlefield Banc Corp. or The Middlefield Banking Company, provided that (1) the subsidiary becomes a party to and agrees to be bound by the terms of this Agreement, (2) modification does not adversely affect the Federal income tax consequences of the Mergers to Middlefield Banc Corp., The Middlefield Banking Company, Liberty Bank, or the holders of Liberty Bank common stock or prevent rendering of the tax opinion described in Section 9.3, (3) the consideration to be paid to the holders of Liberty Bank common stock (including the Base Special Dividend defined in Section 3.1.3) is not thereby changed in kind or value or reduced in amount, and (iv) modification does not delay materially or jeopardize receipt of any Regulatory Approvals or other consents and approvals for consummation of the Mergers or otherwise materially impede or delay consummation of the Mergers or cause any condition to Closing set forth in Article 9 not to be capable of being fulfilled. The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect a revised structure.

2.10 Absence of Control. It is the intent of the parties hereto that, on account of this Agreement and until the Effective Time, Middlefield Banc Corp. and The Middlefield Banking Company not be considered to control Liberty Bank directly or indirectly or to exercise directly or indirectly a controlling influence over the management or policies of Liberty Bank.

ARTICLE 3

CONVERSION OF SHARES

3.1 Conversion of Liberty Bank Common Stock; Consideration Payable in Interim Merger; Possible Adjustment in Merger Consideration. Without any action on the part of Middlefield Banc Corp., The Middlefield Banking Company, Liberty Bank, or the holders of any of the shares of Liberty Bank common stock, at the Effective Time the Interim Merger will be effected on the following terms:

3.1.1 Each share of Middlefield Banc Corp. common stock and each share of The Middlefield Banking Company common stock issued and outstanding immediately before the Effective Time will remain issued and outstanding at the Effective Time, unchanged by the Mergers.

3.1.2 All shares of Liberty Bank common stock held in the treasury of Liberty Bank and each share of Liberty Bank common stock owned by Middlefield Banc Corp. (other than shares held in a fiduciary capacity or in connection with debts previously contracted) (the “Treasury Stock”) will at the Effective Time cease to exist. The shares of Treasury Stock, including Certificates therefor, will be canceled and no payment or distribution will be made in consideration therefor.

3.1.3 Except for Treasury Stock and Dissenting Shares and as provided in and subject to the limitations in this Agreement, by virtue of the Interim Merger, each share of Liberty Bank common stock issued and outstanding immediately before the Effective Time will at the Effective Time become and be converted into the right to receive at the election of the holder as provided in Section 3.2 either (i) $37.96 in cash (the “Cash Consideration”), or (ii) 1.1934 shares (the “Exchange Ratio”) of Middlefield Banc Corp. common stock (the “Stock Consideration”). Together, the Cash Consideration and the Stock Consideration are sometimes referred to as the “Merger Consideration.” All of the 100 outstanding shares of common stock of MBC Interim Bank, no par value, shall be cancelled for no additional consideration in connection with the Interim Merger. It is understood and agreed that the Merger Consideration is subject to adjustment in the event that the special dividend payable to the Liberty Bank stockholders pursuant to Section 6.1(b) of this Agreement exceeds the sum of (i) $3,000,000 and (ii) such additional incremental amount necessary to ensure that the per share value is the same for all Liberty Bank stockholders entitled to receive it (collectively, the “Base Special Dividend”). If it is determined, upon completion of the review process outlined in Section 6.1(b) hereof and receipt of regulatory approval, that Liberty Bank will pay an amount to Liberty Bank stockholders in excess of the Base Special Dividend (the “Excess Amount”), then the Merger Consideration will be reduced by the Excess Amount, adjusted as necessary to ensure that all Liberty Bank stockholders entitled thereto receive the same per share value. Any adjustment in Merger Consideration shall be in the same form and subject to the same allocations between Middlefield Banc Corp. common stock and cash and election procedures as are specified in this Article 3.

3.1.4 Except as stated in Section 3.1.2 or Section 3.1.5, at the Effective Time outstanding shares of Liberty Bank common stock will no longer be outstanding, will be automatically canceled, will cease to exist, and will thereafter represent solely the right to receive the Merger Consideration and any dividends or distributions with a record date before the Effective Time that were declared or made by Liberty Bank on the shares of Liberty Bank common stock in accordance with the terms of this Agreement on or before the Effective Time but that remain unpaid at the Effective Time.

3.1.5 Each outstanding share of Liberty Bank common stock, the holder of which has perfected the right to dissent under the National Bank Act and has not effectively withdrawn or lost dissenters’ rights as of the Effective Time (the “Dissenting Shares”), will not be converted into or represent a right to receive the Merger Consideration in connection with the Interim Merger, and the holder thereof will be entitled solely to rights granted by applicable law. Liberty Bank will give Middlefield Banc Corp. immediate notice upon receipt by Liberty Bank of any demand for payment of the fair value of shares of Liberty Bank common stock and of withdrawals of demand for payment and any other related communications (any stockholder duly making a demand being hereinafter called a “Dissenting Stockholder”). Middlefield Banc Corp. may participate in all discussions, negotiations, and proceedings relating to a demand for payment of the fair value of shares of Liberty Bank common stock. Except with advance written consent of Middlefield Banc Corp., Liberty Bank will not voluntarily make any payment on, settle or offer to settle a demand for payment, or waive a failure of timely delivery of a written demand for appraisal or of the taking of any other action by the Dissenting Stockholder as may be necessary to perfect appraisal rights under applicable law. Any payments made for Dissenting Shares will be made by the Surviving Institution.

3.1.6 If at or before the Effective Time of the Interim Merger, whether through failure to perfect or otherwise, a Dissenting Stockholder withdraws or loses the right to payment, the holder’s shares of Liberty Bank common stock will be converted into the right to receive Merger Consideration in accordance with the applicable provisions of this Agreement. If after the Effective Time of the Interim Merger, whether through failure to perfect or otherwise, a Dissenting Stockholder withdraws or loses the right to payment, each share of Liberty Bank common stock of the holder is entitled to receive the Merger Consideration.

3.1.7 Regardless of anything to the contrary in this Agreement, no certificates or scrip for fractional shares of Middlefield Banc Corp. will be issued upon the surrender of Certificates for exchange, no dividend or distribution on Middlefield Banc Corp. common stock will be payable on or for fractional share interests, and fractional share interests will not entitle the owner thereof to vote or to any other shareholder rights. In lieu of issuance of fractional shares, to each former holder of Liberty Bank common stock who otherwise would be entitled to receive a fractional share of Middlefield Banc Corp. common stock, Middlefield Banc Corp. will pay an amount in cash equal to the product of (x) the fraction of a share to which the holder would otherwise have been entitled and (y) the volume-weighted average closing price of a share of Middlefield Banc Corp. common stock for the 30 trading days immediately before the Closing Date, rounded to the nearest cent and without interest. For purposes of determining a fractional share interest, all shares of Liberty Bank common stock owned by a Liberty Bank stockholder will be combined for calculation of the maximum number of whole shares of Middlefield Banc Corp. common stock issuable to the Liberty Bank stockholder.

3.1.8 If Middlefield Banc Corp. changes, or if the Middlefield Banc Corp. Board sets a record date that will occur before the Effective Time for a change in, the number or kind of shares of Middlefield Banc Corp. common stock outstanding by a stock split, stock dividend, recapitalization, reclassification, reorganization, or similar transaction involving issuance of shares without consideration, the Merger Consideration will be adjusted proportionately to account for the change. If Liberty Bank changes, or if the Liberty Bank Board sets a record date that will occur before the Effective Time for a change in, the number or kind of shares of Liberty Bank common stock (or rights thereto) outstanding by a stock split, stock dividend, recapitalization, reclassification, reorganization, or similar transaction involving issuance of shares without consideration, the Merger Consideration will be adjusted proportionately to account for the change.

3.2 Election Procedures.

3.2.1 In accordance with the following procedures, holders of Liberty Bank common stock may elect to receive Stock Consideration or Cash Consideration (in either case without interest) in exchange for their shares of Liberty Bank common stock; provided, however, that, excluding Treasury Stock and Dissenting Shares, in the aggregate 45% of the total number of shares of Liberty Bank common stock issued and outstanding at the Effective Time are converted into the Stock Consideration (the “Stock Conversion Number”) and the remaining outstanding shares of Liberty Bank common stock are converted into the Cash Consideration. Shares of Liberty Bank common stock for which a Cash Election is made (including a Mixed Election, as defined in Section 3.2.2) are referred to herein as the “Cash Election Shares.” Shares of Liberty Bank common stock for which a Stock Election is made (including a Mixed Election) are referred to as the “Stock Election Shares.” Shares of Liberty Bank common stock for which no election is made or for which an Election Form is not returned properly completed are referred to herein as “Non-Election Shares.” The aggregate number of shares of Liberty Bank common stock for which a Stock Election is made is referred to herein as the “Stock Election Number.”

3.2.2 At least 20 business days before the anticipated Effective Time or on such other date as Middlefield Banc Corp. and Liberty Bank mutually agree (the “Mailing Date”) Middlefield Banc Corp. will mail or cause to be mailed to each holder of record of Liberty Bank common stock as of five business days before the Mailing Date (the “Election Form Record Date”) an election form and other appropriate and customary transmittal materials in such form as the parties shall mutually agree (the “Election Form”), specifying that, except with respect to shares of Liberty Common Stock held in book-entry form, delivery is effected and risk of loss and title to the Certificates passes only upon proper delivery of Certificates to the Exchange Agent. Subject to the allocation and election procedures set forth in this Section 3.2, the Election Form will permit each holder (1) to elect to receive Cash Consideration for all of the holder’s shares of Liberty Bank common stock (a “Cash Election”), (2) to elect to receive Stock Consideration for all of the shares (a “Stock Election”), (3) to receive Stock Consideration for part of the holder’s Liberty Bank common stock and Cash Consideration for the remaining part of the holder’s Liberty Bank common stock (a “Mixed Election”), or (4) to state no preference for receipt of cash or Middlefield Banc Corp. common stock (a “Non-Election”). A holder who holds shares of Liberty Bank common stock as nominee, trustee, or in another representative capacity may submit multiple Election Forms, provided that each Election Form covers all shares of Liberty Bank common stock held by the representative for a particular beneficial owner. Any shares of Liberty Bank common stock for which the holder does not by the Election Deadline make an effective election will be deemed Non-Election Shares.

3.2.3 To be effective, a properly completed Election Form must be submitted to the Exchange Agent on or before 5:00 p.m., New York City time, on the 20th day after the Mailing Date or such other time and date before the Effective Time as Middlefield Banc Corp. and Liberty Bank mutually agree (the “Election Deadline.” The Election Deadline may not be on or after the Effective Time. Liberty Bank will make available up to two separate Election Forms, or such additional Election Forms as Middlefield Banc Corp. may permit, to all persons who become holders or beneficial owners of Liberty Bank common stock between the Election Form Record Date and the close of business on the business day before the Election Deadline. Liberty Bank will provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein. An election is properly made if and only if the Exchange Agent actually receives a properly completed Election Form by the Election Deadline. If a holder of Liberty Bank common stock either (x) does not submit a properly completed Election Form in a timely fashion or (y) revokes the Election Form before the Election Deadline, the shares of Liberty Bank common stock held by that stockholder will be designated as Non-Election Shares. By written notice to the Exchange Agent, an Election Form may be revoked or changed by the person submitting the Election Form only if the notice of revocation or change is actually received by the Exchange Agent on or before the Election Deadline. Middlefield Banc Corp. will cause the Certificate or Certificates relating to a revoked Election Form to be promptly returned without charge to the person submitting the Election Form to the Exchange Agent. Subject to the terms of this Agreement and the terms of the Election Form, the Exchange Agent is entitled to determine when an election, modification, or revocation is received and whether an election, modification, or revocation is properly made.

3.2.4 If the Stock Election Number exceeds the Stock Conversion Number, all Cash Election Shares and all Non-Election Shares will be converted into the right to receive Cash Consideration, and subject to Section 3.1.7 hereof, each holder of Stock Election Shares will be entitled to receive the Stock Consideration solely for a number of Stock Election Shares held by that holder equal to the product obtained by multiplying (x) the number of Stock Election Shares held by the holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of the holder’s Stock Election Shares being converted into the right to receive Cash Consideration.

3.2.5 If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), all Stock Election Shares will be converted into the right to receive Stock Consideration and the Non-Election Shares and Cash Election Shares will be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, all Cash Election Shares will be converted into the right to receive Cash Consideration and, subject to Section 3.1.7 hereof, each holder of Non-Election Shares will receive the Stock Consideration for a number of Non-Election Shares held by that holder equal to the product obtained by multiplying (x) the number of Non-Election Shares held by the holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of the holder’s Non-Election Shares being converted into the right to receive Cash Consideration, or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, all Non- Election Shares will be converted into the right to receive Stock Consideration, and subject to Section 3.1.7 each holder of Cash Election Shares will receive Stock Consideration for a number of Cash Election Shares held by that holder equal to the product obtained by multiplying (x) the number of Cash Election Shares held by the holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of the holder’s Cash Election Shares being converted into the right to receive Cash Consideration.

3.3 Procedures for Exchange of Liberty Bank Common Stock.

3.3.1 Middlefield Banc Corp. to Make Merger Consideration Available. Before the Effective Time and for exchange in accordance with this Section 3.3, Middlefield Banc Corp. will deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of Liberty Bank common stock and cash in an amount sufficient to pay the Merger Consideration under this Article 3. Middlefield Banc Corp. will instruct the Exchange Agent to issue the cash and shares of Middlefield Banc Corp. common stock for exchange in accordance with this Section 3.3. Together with dividends or distributions payable but without interest thereon, the cash and shares of Middlefield Banc Corp. common stock deposited as provided herein are referred to as the “Exchange Fund.” The Exchange Fund also includes the cash to be deposited by Middlefield Banc Corp. under Section 3.5 for payment to holders of stock options and phantom shares.

3.3.2 Exchange of Certificates. Within five Business Days after the Effective Time Middlefield Banc Corp. will cause the Exchange Agent to mail to each holder of a Certificate or Certificates a form letter of transmittal for return to the Exchange Agent and instructions for surrendering the Certificates. The letter of transmittal will specify that delivery is effected and risk of loss and title to the Certificates pass only upon delivery of the Certificates (or in the case of Liberty Common Stock held in book-entry form, book-entry account statements), to the Exchange Agent. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed and duly executed letter of transmittal, the holder of the Certificate is entitled to receive in exchange for the Merger Consideration. No interest will be paid or accrued on any cash payable in lieu of fractional shares or any unpaid dividends and distributions, if any, payable to holders of Certificates.

3.3.3 Rights of Certificate Holders after the Effective Time. After the Effective Time, the holder of a Certificate formerly representing issued and outstanding Liberty Bank common stock has no rights except the right to surrender the Certificate in exchange for Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time on Middlefield Banc Corp. common stock will be paid to the holder of any unsurrendered Certificate until the holder surrenders the Certificate in accordance with this Section 3.3. After surrender of a Certificate in accordance with this Section 3.3 the record holder is entitled to receive dividends or other distributions, without interest, which had become payable on shares of Middlefield Banc Corp. common stock.

3.3.4 Surrender by Persons Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder, it is a condition of the payment of the Merger Consideration that (x) the Certificate is properly endorsed to that Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on the Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering the Certificate and signing the letter of transmittal to do so on behalf of the record holder, and (y) the Person requesting exchange pays to the Exchange Agent in advance any transfer or other similar taxes required for payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or establishes to the Exchange Agent’s satisfaction that the tax has been paid or is not payable.

3.3.5 Closing of Transfer Books. From and after the Effective Time, there may be no transfers on the stock transfer books of Liberty Bank of the Liberty Bank common stock that were outstanding immediately before the Effective Time. If after the Effective Time Certificates representing shares are presented for transfer to the Exchange Agent, they will be exchanged for the Merger Consideration and canceled as provided in this Section 3.3.

3.3.6 Return of Exchange Fund. At any time after nine months have elapsed since the Effective Time, Middlefield Banc Corp. is entitled to require the Exchange Agent to deliver to Middlefield Banc Corp. any portion of the Exchange Fund made available to the Exchange Agent but not disbursed to holders of Certificates (including without limitation all interest and other income received by the Exchange Agent on funds made available to it), and thereafter holders are entitled to look solely to Middlefield Banc Corp. for any Merger Consideration that may be payable upon due surrender of Certificates (subject to abandoned property, escheat and other similar laws). However, neither Middlefield Banc Corp. nor the Exchange Agent is liable to any holder of a Certificate for any Merger Consideration delivered in good faith to a public official under abandoned property, escheat, or other similar law.

3.3.7 Lost, Stolen, or Destroyed Certificates. If a Person claiming a Certificate to be lost, stolen, or destroyed submits to the Exchange Agent an affidavit that the Certificate is lost, stolen, or destroyed and posts a bond in such amount as the Exchange Agent reasonably directs as indemnity against any claim that may be made against it for the Certificate, the Exchange Agent will issue the Merger Consideration in exchange for the lost, stolen, or destroyed Certificate.

3.3.8 Withholding. Middlefield Banc Corp. or the Exchange Agent is entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Liberty Bank common stock such amounts as Middlefield Banc Corp. or the Exchange Agent is required to deduct and withhold under the Internal Revenue Code of 1986 or under any other applicable provision of U.S. federal, state, local, or non-U.S. tax law. If properly withheld by Middlefield Banc Corp. or the Exchange Agent, the withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Liberty Bank common stock.

3.4 Reservation of Shares. Middlefield Banc Corp. will reserve for issuance a sufficient number of shares of Middlefield Banc Corp. common stock for issuing the Stock Consideration to Liberty Bank stockholders in accordance with this Article 3.

3.5 Termination of Options and Phantom Stock. At the Effective Time all outstanding options, phantom stock rights, or other rights to acquire Liberty Bank common stock, whether vested or not vested, will be cancelled and will instead represent solely the right to receive in cash from Middlefield Banc Corp. the difference between $41.09 per share and, if less, the exercise or strike price of the option or right. The number and terms of options and rights will not exceed or differ from the number and terms disclosed in Liberty Bank Disclosure Schedule 4.2.1. If the exercise or strike price of an option or right equals or exceeds $41.09, the option or right will be cancelled without any payment in exchange. Middlefield Banc Corp. will deposit or cause to be deposited cash with the Exchange Agent for the benefit of the holders of options or rights. Middlefield Banc Corp. will cause the Exchange Agent to mail to each holder of options or rights within five Business Days after the Effective Time a form letter of transmittal for return to the Exchange Agent and instructions for surrendering the options or rights. Upon proper surrender of options or rights for exchange and cancellation to the Exchange Agent, together with a properly completed and duly executed letter of transmittal, the holder of the options or rights is entitled to receive in exchange the cash consideration specified in this Section 3.5, without interest.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF LIBERTY BANK

The representations and warranties in this Article 4 are subject to and are qualified by the Liberty Bank Disclosure Schedule delivered by Liberty Bank to Middlefield Banc Corp. on the date of this Agreement. Except for the representations and warranties in Section 4.2 regarding capitalization, which are true and correct in all respects, no representation or warranty in this Article 4 will be deemed untrue or incorrect and Liberty Bank will not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, circumstance, or event unless the fact, circumstance, or event, individually or taken together with all other facts, circumstances, or events, has had or reasonably would be expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for or reference to materiality in the representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in the representation or warranty.

4.1 Organization.

4.1.1 Liberty Bank is a national banking association duly organized, validly existing, and in good standing under the laws of the United States. Liberty Bank has full corporate power and authority to carry on its business as now conducted. Liberty Bank is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires qualification. The deposits in Liberty Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid for deposit insurance have been paid by Liberty Bank when due. Liberty Bank is a member in good standing of the FHLB and the FRB and owns the requisite amount of FHLB stock and FRB stock.

4.1.2 The only Liberty Bank Subsidiaries are LBNA Financial LLC and LBNA Insurance LLC.

4.1.3 The minute books of Liberty Bank accurately record all corporate actions of stockholders and the Board of Directors, including committees.

4.1.4 Before the date of this Agreement, Liberty Bank made available to Middlefield Banc Corp. true and complete copies of Liberty Bank’s articles of association, bylaws, or other governing documents.

4.2 Capitalization.

4.2.1 The authorized capital stock of Liberty Bank consists solely of 2,500,000 shares of Liberty Bank common stock. As of the date of this Agreement there are 959,283 shares of Liberty Bank common stock issued and outstanding, all of which are validly issued, fully paid, non-assessable, and free of preemptive rights. No shares of Liberty Bank common stock or phantom equivalents are held by Liberty Bank as Treasury Stock. Liberty Bank does not own of record or beneficially any shares of Liberty Bank other than shares held in a fiduciary capacity. Except for 91,561 shares of Liberty Bank common stock issuable through stock options or phantom stock rights awarded by Liberty Bank and outstanding on the date of this Agreement under compensation plans, including stock option plans, Liberty Bank does not have and is not bound by any Rights or other arrangements of any character relating to the purchase, sale, award, issuance, or voting of, or right to receive dividends or other distributions on, any capital stock of Liberty Bank or any other security of Liberty Bank or any securities representing the right to vote, purchase, or otherwise receive any capital stock of Liberty Bank or any other security of Liberty Bank. Liberty Disclosure Schedule 4.2.1 identifies each stock option or phantom stock right outstanding on the date of this Agreement, including the number of shares issuable under the option or right, exercise price, vesting terms, date of grant or award, expiration date, and identity of the holder.

4.2.2 Liberty Bank owns all of the equity interests of each Liberty Bank Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements, and restrictions of any kind or nature. Except for the Liberty Bank Subsidiaries and except as stated in Liberty Bank Disclosure Schedule 4.2.2, Liberty Bank does not possess directly or indirectly any equity interest in any corporate or other legal entity, other than equity interests held in the investment portfolio of Liberty Bank or a Liberty Bank Subsidiary (which in no case exceeds five percent of an issuer’s outstanding equity securities) and equity interests held as a result of the lending activities of Liberty Bank, including FHLB stock.

4.2.3 Except as disclosed in Liberty Bank Disclosure Schedule 4.2.3, to Liberty Bank’s Knowledge no Person is the record owner as of the date of this Agreement of five percent or more of the outstanding shares of Liberty Bank common stock.

4.2.4 No bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which Liberty Bank’s stockholders may vote have been issued by Liberty Bank and are outstanding.

4.3 Authority; No Violation.

4.3.1 Liberty Bank has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of Regulatory Approvals and approval of this Agreement by stockholders (“Liberty Bank Stockholder Approval”), to perform its obligations hereunder and consummate the Mergers and other transactions under this Agreement. Execution and delivery of this Agreement by Liberty Bank and completion by Liberty Bank of the Mergers and other transactions under this Agreement have been duly and validly approved by Liberty Bank’s Board of Directors. Subject to Liberty Bank Stockholder Approval and Middlefield Shareholder Approval, and receipt of Regulatory Approvals and assuming due and valid execution and delivery of this Agreement by Middlefield Banc Corp. and The Middlefield Banking Company, this Agreement has been duly and validly executed and delivered by Liberty Bank and constitutes the valid and binding obligation of Liberty Bank, enforceable against Liberty Bank in accordance with its terms, subject to applicable bankruptcy, insolvency, and similar laws affecting creditors’ rights generally, and regarding enforceability subject also to general principles of equity.

4.3.2 Neither execution and delivery of this Agreement by Liberty Bank nor consummation of the Mergers and other transactions under this Agreement, nor compliance by Liberty Bank with the terms and provisions of this Agreement will (1) conflict with or result in a breach of any provision of the articles of incorporation or articles of association, as applicable, and code of regulations or bylaws of Liberty Bank or any Liberty Bank Subsidiary, (2) subject to receipt of all Regulatory Approvals, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree, or injunction applicable to Liberty Bank or any Liberty Bank Subsidiary or any of their respective properties or assets, or (3) except as stated in Liberty Bank Disclosure Schedule 4.3.2, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event that with notice or lapse of time or both would constitute a default) under, result in termination or amendment of, accelerate performance required by, or result in a right of termination or acceleration or creation of a lien, security interest, charge, or other encumbrance upon any of the properties or assets of Liberty Bank or any Liberty Bank Subsidiary under the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, or other investment or obligation to which Liberty Bank or any Liberty Bank Subsidiary is a party or by which they or any of their respective properties or assets is bound.

4.4 Consents. Except for (a) receipt of Regulatory Approvals and compliance with conditions contained therein, (b) compliance with applicable requirements of the Securities Act of 1933, the Securities Exchange Act of 1934 and state securities or blue sky laws, (c) filing of the certificates of merger with the Ohio Division of Financial Institutions, and Ohio Secretary of State, in connection with the Interim Merger and the Bank Merger, and (d) receipt of Liberty Bank Stockholder Approval, no consents, waivers, or approvals of or filings or registrations with a Governmental Entity or Bank Regulator are necessary, and except as stated in Liberty Bank Disclosure Schedule 4.4, to the Knowledge of Liberty Bank, no consents, waivers, or approvals of or filings or registrations with other third parties are necessary for execution and delivery of this Agreement by Liberty Bank or for completion by Liberty Bank of the Mergers and performance by Liberty Bank of its obligations hereunder. Liberty Bank has no reason to believe that Regulatory Approvals or other required consents or approvals will not be received or will include conditions (financial or otherwise) or requirement that could reasonably be expected by Liberty Bank to result in a Material Adverse Effect on Liberty Bank or on Middlefield Banc Corp. or The Middlefield Banking Company, or that a public body or authority having jurisdiction over the affairs of Liberty Bank, the consent or approval of which is not required or under the rules of which a filing is not required, will object to the Mergers or completion of the other transactions under this Agreement.

4.5 Financial Statements.

4.5.1 The Liberty Bank Regulatory Reports filed with the OCC were prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by the reports.

4.5.2 Liberty Bank made available to Middlefield Banc Corp. the Liberty Bank Financial Statements for the periods through June 30, 2016. The Liberty Bank Financial Statements fairly present in each case in all material respects (subject in the case of unaudited interim statements to normal year-end adjustments) the financial position, results of operations, and cash flows of Liberty Bank and the Liberty Bank Subsidiaries as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as stated in the notes thereto, or in the case of unaudited statements as permitted by GAAP.

4.5.3 At the date of the most recent balance sheet included in the Liberty Bank Financial Statements or Liberty Bank Regulatory Reports Liberty Bank did not have any liabilities, obligations, or loss contingencies of any nature (whether absolute, accrued, contingent, or otherwise) of a type required to be presented in the Liberty Bank Financial Statements or Liberty Bank Regulatory Reports or in footnotes that are not fully presented or reserved against therein or fully disclosed in a footnote, except for liabilities, obligations, and loss contingencies that are not material individually or in the aggregate or that were incurred in the ordinary course of business consistent with past practice, and subject in the case of any unaudited statements to normal, recurring audit adjustments and absence of footnotes.

4.6 Taxes.

4.6.1 Liberty Bank and the Liberty Bank Subsidiaries are members of the same affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code of 1986. On behalf of itself and the Liberty Bank Subsidiaries, Liberty Bank has timely filed or caused to be filed all Tax Returns (including but not limited to those filed on a consolidated, combined, or unitary basis) required to be filed by Liberty Bank and the Liberty Bank Subsidiaries before the date of this Agreement, or requests for extensions to file the returns and reports have been timely filed. All of Liberty Bank’s Tax Returns are true, correct, and complete in all material respects. Liberty Bank and the Liberty Bank Subsidiaries have timely paid or before the Effective Time will pay all Taxes, whether or not shown on returns or reports, due or claimed to be due to any Governmental Entity, other than Taxes being contested in good faith. Liberty Bank and the Liberty Bank Subsidiaries have declared on their Tax Returns all positions taken that could result in substantial underpayment of United States Federal Income Tax within the meaning of Section 6662 of the Internal Revenue Code (or any corresponding provision of state or local laws). As of the most recent Liberty Bank Financial Statements, accrued but unpaid Taxes of Liberty Bank and the Liberty Bank Subsidiaries did not exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established for timing differences between book and Tax income) included in the most recent balance sheet (rather than in any notes thereto). Liberty Bank and the Liberty Bank Subsidiaries are subject to Tax audits in the ordinary course of business. Liberty Bank management does not believe that an adverse resolution of Tax audits of which it has Knowledge would be reasonably likely to have a Material Adverse Effect on Liberty Bank. Liberty Bank and the Liberty Bank Subsidiaries have not been notified in writing by any jurisdiction that Liberty Bank or any Liberty Bank Subsidiary is required to file in the jurisdiction a Tax Return that has not been filed. Neither Liberty Bank nor any Liberty Bank Subsidiary is a member of a group that has filed or been included in a combined, consolidated, or unitary income Tax Return other than a group the common parent of which is Liberty Bank or has any liability for Taxes of any Person other than Liberty Bank or a Liberty Bank Subsidiary under Treas. Reg. 1.1502-6 (or any similar provision of state, local, or non-U.S. law) as a transferee or successor, by contract, or otherwise. As of the date of this Agreement, all deficiencies proposed in writing as a result of audits have been paid or settled. There are no written claims or assessments pending against Liberty Bank or a Liberty Bank Subsidiary for an alleged deficiency in a Tax due, and neither Liberty Bank nor a Liberty Bank Subsidiary has been notified in writing of any proposed Tax claims or assessments against Liberty Bank or a Liberty Bank Subsidiary. Liberty Bank and the Liberty Bank Subsidiaries have duly and timely withheld, collected, and paid over to the appropriate taxing authority all amounts required to be withheld and paid under applicable laws, and duly and timely filed all Tax Returns for withheld Taxes within the time prescribed under applicable law. Liberty Bank has delivered to Middlefield Banc Corp. true and complete copies of all Tax Returns of Liberty Bank and Liberty Bank Subsidiaries for taxable periods ending on or after December 31, 2012. Neither Liberty Bank nor a Liberty Bank Subsidiary is or has been a party to a reportable transaction, as defined in Section 6707A(c)(1) of the Internal Revenue Code of 1986 and Treas. Reg. 1.6011-4 (b). Neither Liberty Bank nor a Liberty Bank Subsidiary has distributed stock of another Person or had stock distributed by another Person in a transaction purportedly or intended to be governed in whole or in part by Sections 355 or 361 of the Internal Revenue Code. Neither Liberty Bank nor a Liberty Bank Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code during the applicable period specified in Section 897(c)(1)(A)(ii).

4.6.2 Neither Liberty Bank nor any of the Liberty Bank Subsidiaries or Affiliates has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

4.7 No Material Adverse Effect. To Liberty Bank’s Knowledge, since December 31, 2015 no event has occurred and no circumstance has arisen that has had or reasonably would be expected to have a Material Adverse Effect on Liberty Bank.

4.8 Material Contracts; Leases; Defaults.

4.8.1 Except as stated in Liberty Bank Disclosure Schedule 4.8.1, Liberty Bank is not a party to or subject to (1) an employment, consulting, or severance contract or arrangement with any past or present officer, director, employee, or consultant, (2) a plan, arrangement, or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing, or similar arrangements for or with any past or present officers, directors, employees, or consultants, (3) an agreement that by its terms limits or affects the payment of dividends by Liberty Bank, (4) an instrument evidencing or related to indebtedness for borrowed money exceeding $250,000, including but not limited to a purchase money obligation, conditional sale, lease purchase, guaranty, or otherwise, for which Liberty Bank is an obligor to a Person, which instrument evidences or relates to indebtedness (other than deposits, FHLB advances with a term to maturity up to and including one year, repurchase agreements, bankers’ acceptances, and transactions in federal funds) or that contains financial covenants or other non-customary restrictions (other than those relating to payment of principal and interest when due) that would be applicable on or after the Closing Date to Liberty Bank, (5) any other agreement, written or oral, that is not terminable without cause on 60 days’ notice or less without penalty or payment, or obligating Liberty Bank for payment of more than $20,000 annually or for payment of more than $50,000 over its remaining term, or (6) an agreement (other than this Agreement), contract, arrangement, commitment, or understanding, written or oral, that materially restricts or limits Liberty Bank’s conduct of business.

4.8.2 Subject to any consents that may be required as a result of the Mergers or other transactions under this Agreement, which required consents are identified in Liberty Bank Disclosure Schedule 4.8.2, to Liberty Bank’s Knowledge Liberty Bank is not in default under any material contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party or by which its assets, business, or operations may be bound, and there has not occurred an event that, with the lapse of time, giving of notice, or both, would constitute a default. Each real estate lease requiring consent of the lessor or its agent as a result of the Mergers or another form of change in control is identified in Liberty Bank Disclosure Schedule 4.8.2, identifying the section of the lease containing the consent requirement. Liberty Bank Disclosure Schedule 4.8.2 also identifies any other Liberty Bank contract (x) requiring consent of the other party or parties to the Mergers or another form of change in control or (y) for which The Middlefield Banking Company’s rights as successor to Liberty Bank may be adversely affected if the Mergers is undertaken without the consent of the other party or parties. Liberty Bank Disclosure Schedule 4.8.2, identifies the section of the contract requiring consent or having to do with The Middlefield Banking Company’s rights as successor.

4.8.3 True and correct copies of agreements, contracts, arrangements, and instruments referred to in Section 4.8.1 and 4.8.2 have been made available to Middlefield Banc Corp. on or before the date of this Agreement, and the agreements, contracts, arrangements, and instruments are in full force and effect on the date of this Agreement. Except as stated in Liberty Bank Disclosure Schedule 4.8.3, no agreement, plan, contract, or arrangement (x) provides for accelerated vesting of benefits or accelerated payments due thereunder upon the occurrence of a change in ownership or control of Liberty Bank or upon the occurrence of a subsequent event, (y) requires Liberty Bank to provide a benefit in the form of Liberty Bank common stock or determined by reference to the value of Liberty Bank common stock, or (z) contains provisions permitting an employee, director, or independent contractor to terminate the agreement or arrangement without cause but continue to accrue benefits.

4.8.4 Since December 31, 2015 through and including the date of this Agreement, except as stated in Liberty Bank Disclosure Schedule 4.8.4, Liberty Bank has not (1) except for (A) normal increases for employees made in the ordinary course of business consistent with past practice, or (B) as required by applicable law, increased wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director, granted severance or termination pay, entered into a contract to make or grant severance or termination pay (except as required under the terms of agreements or severance plans, and as previously disclosed by Liberty Bank), or paid a bonus other than the customary year-end bonuses in amounts consistent with past practice, (2) granted options or warrants to purchase shares of Liberty Bank common stock or any right to acquire any shares of capital stock to an executive officer, director, or employee, (3) other than retention bonuses payable to Liberty Bank employees pursuant to Section 7.10.3 of this Agreement, increased or established a bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including without limitation the granting of stock options, stock appreciation rights, performance awards, restricted stock awards, or phantom stock awards), stock purchase or other employee benefit plan, (4) made a material election for federal or state income tax purposes, (5) made a material change in credit policies or procedures the effect of which was or is to make a policy or procedure less restrictive in any material respect, (6) made a material acquisition or disposition of assets or properties, or a contract for acquisition or disposition entered into other than loans and loan commitments, (7) entered into a lease of real or personal property requiring annual payments exceeding $10,000, other than for foreclosed property or in the ordinary course of business consistent with past practice, (8) changed accounting methods, principles, or practices affecting Liberty Bank’s assets, liabilities, or businesses, including a reserving, renewal, or residual method, practice, or policy; or (9) suffered a strike, work stoppage, slow-down, or other labor disturbance.

4.9 Ownership of Property; Insurance Coverage.

4.9.1 Liberty Bank and each Liberty Bank Subsidiary has good and, regarding real property, marketable title to all assets and properties used by Liberty Bank and the Liberty Bank Subsidiaries in the conduct of businesses, whether the assets and properties are real or personal, tangible or intangible, including assets and property identified in the most recent balance sheet contained in the Liberty Bank Financial Statements or acquired thereafter (excepting assets and properties disposed of in the ordinary course of business since the date of the balance sheet), subject to no encumbrances, liens, mortgages, security interests, or pledges, except (1) items securing liabilities for public or statutory obligations or any discount with, borrowing from, or other obligations to the FHLB, inter-bank credit facilities, reverse repurchase agreements, or any transaction by Liberty Bank acting in a fiduciary capacity, and (2) statutory liens for amounts not yet delinquent or being contested in good faith. As lessee, Liberty Bank and each Liberty Bank Subsidiary has the right under valid and existing leases of real and personal properties used by Liberty Bank or the Liberty Bank Subsidiary in the conduct of business to occupy or use all such properties as presently occupied and used. Existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments for the leases and lease commitments are as disclosed in all material respects in the notes to the Liberty Bank Financial Statements.

4.9.2 For all material agreements under which Liberty Bank or a Liberty Bank Subsidiary has purchased securities subject to an agreement to resell, if any, Liberty Bank or the Liberty Bank Subsidiary has a lien or security interest (which to Liberty Bank’s Knowledge is a valid and perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of the collateral equals or exceeds the amount of the debt secured thereby.

4.9.3 Except as described in Liberty Bank Disclosure Schedule 4.9.3, Liberty Bank and each Liberty Bank Subsidiary currently maintains (and has continuously maintained during the past six years) insurance considered by each of them to be reasonable for their respective operations. Neither Liberty Bank nor a Liberty Bank Subsidiary has received notice from an insurance carrier that any currently existing insurance will be canceled, coverage reduced or eliminated, or premium costs increased. Except as stated in Liberty Bank Disclosure Schedule 4.9.3, there are no claims pending under policies of insurance and no notices of claim have been given by Liberty Bank or a Liberty Bank Subsidiary under the policies. All insurance is valid and enforceable and in full force and effect (other than insurance expiring in accordance with its terms), and within the last three years Liberty Bank and each Liberty Bank Subsidiary has received each type of insurance coverage for which it applied and was not denied indemnification for any claims submitted under an insurance policy. Liberty Bank Disclosure Schedule 4.9.3 identifies all policies of insurance maintained by Liberty Bank and each Liberty Bank Subsidiary, including the name of the insurer, policy number, type of policy, and any applicable deductibles, as well as the other matters required to be disclosed under this Section 4.9.3. Liberty Bank has made available to Middlefield Banc Corp. a copy of all policies identified in Liberty Bank Disclosure Schedule 4.9.3.

4.10 Legal Proceedings. Except as disclosed in Liberty Bank Disclosure Schedule 4.10, neither Liberty Bank nor a Liberty Bank Subsidiary is party to, and there are no pending or, to Liberty Bank’s Knowledge, threatened, legal, administrative, arbitration, or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature, (1) against Liberty Bank or a Liberty Bank Subsidiary, (2) to which Liberty Bank’s or a Liberty Bank Subsidiary’s assets are or may be subject, (3) challenging the validity or propriety of the Mergers or any of the transactions under this Agreement, or (4) that reasonably could be expected to adversely affect the ability of Liberty Bank to perform its obligations under this Agreement.

4.11 Compliance with Applicable Law. Except as stated in Liberty Bank Disclosure Schedule 4.11 and except as stated in Section 4.14:

4.11.1 To Liberty Bank’s Knowledge, Liberty Bank and each Liberty Bank Subsidiary complies in all material respects with federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, or decrees applicable to it, its properties, assets and deposits, its business, its conduct of business, and its relationship with employees, including without limitation the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Equal Credit Opportunity Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Fair Credit Reporting Act, the Fair Debt Collections Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and Liberty Bank has not received written notice to the contrary.

4.11.2 To Liberty Bank’s Knowledge, Liberty Bank and each Liberty Bank Subsidiary has all necessary permits, licenses, authorizations, orders, and approvals of and has made all necessary applications, and registrations with Governmental Entities and Bank Regulators to permit it to own or lease its properties and conduct its business as currently conducted. All necessary permits, licenses, certificates of authority, orders, and approvals are in full force and effect, and to the Knowledge of Liberty Bank no suspension or cancellation of any of the permits, licenses, certificates, orders or approvals is threatened or will result from the consummation of the Mergers or the other transactions under this Agreement, subject to obtaining Regulatory Approvals.

4.11.3 Except as set forth in Liberty Bank Disclosure Schedule 4.11.3, since January 1, 2013 neither Liberty Bank nor a Liberty Bank Subsidiary has received written notification or other communication from a Bank Regulator (1) asserting that Liberty Bank or a Liberty Bank Subsidiary is not in material compliance with any of the statutes, regulations, or ordinances the Bank Regulator enforces, (2) threatening to revoke a license, franchise, permit, or governmental authorization, (3) requiring or threatening to require Liberty Bank or a Liberty Bank Subsidiary, or stating that Liberty Bank or a Liberty Bank Subsidiary is required, to enter into a cease and desist order, agreement, memorandum of understanding, or any other arrangement with a federal or state governmental agency or authority charged with the supervision or regulation of banks, or restricting or limiting or purporting to restrict or limit the operations of Liberty Bank or a Liberty Bank Subsidiary, including without limitation a restriction on the payment of dividends, or (4) directing, restricting, or limiting or purporting to direct, restrict, or limit the operations of Liberty Bank or a Liberty Bank Subsidiary (any such notice, communication, memorandum, agreement, order, or other arrangement described in this sentence is hereinafter referred to as a “Regulatory Agreement”). Subject to adherence to regulatory confidentiality obligations, neither Liberty Bank nor a Liberty Bank Subsidiary has consented to or entered into a Regulatory Agreement that is currently in effect. The most recent Performance Evaluation given to Liberty Bank under the Community Reinvestment Act of 1977 is Satisfactory or better.

4.11.4 Liberty Bank does not have Knowledge of any facts or circumstances that could form the reasonable basis for the assertion of any proceeding against Liberty Bank under any UDAP Law that, if determined adversely to Liberty Bank, would be likely to have a Material Adverse Effect.

4.11.5 Except as disclosed in Section 4.11 of the Liberty Bank Disclosure Schedule, to Liberty Bank’s Knowledge, and subject to regulatory confidentiality obligations, there (i) is no unresolved violation, criticism, or exception by any Bank Regulator with respect to any report or statement relating to any examinations or inspections of Liberty Bank, and (ii) are no notices or correspondence received by Liberty Bank with respect to formal or informal inquiries by, or disagreements or disputes with, any Bank Regulator with respect to Liberty Bank’s business, operations or policies since January 1, 2013.

4.12 Employee Benefit Plans.

4.12.1 Liberty Bank Disclosure Schedule 4.12.1 contains a list of all written and unwritten pension, retirement, profit-sharing, thrift, savings, deferred compensation, stock option, employee stock ownership, employee stock purchase, restricted stock, severance pay, retention, vacation, bonus, or other incentive plans, all employment, change in control, consulting, severance, and retention agreements, all other written employee programs, arrangements, or agreements, all medical, vision, dental, disability, life insurance, workers’ compensation, employee assistance, or other health or welfare plans (including paid time-off policies and other material benefit policies and procedures), and all other employee benefit or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Liberty Bank, a Liberty Bank Subsidiary, or an ERISA Affiliate for the benefit of employees, former employees, retirees (or dependents, including spouses, of the foregoing), directors, independent contractors, or other service providers to Liberty Bank and under which employees, former employees, retirees, dependents, spouses, directors, or other service providers of Liberty Bank are eligible to participate (collectively, “Liberty Bank Benefit Plans”). Liberty Bank has no written or oral commitment to create an additional Liberty Bank Benefit Plan or materially modify, change, or renew an existing Liberty Bank Benefit Plan (a modification or change increasing the cost of a plan is deemed material), except as required to maintain qualified status. Liberty Bank has made available to Middlefield Banc Corp. true and complete copies of each Liberty Bank Benefit Plan.

4.12.2 All Liberty Bank Benefit Plans are in material compliance with (and have been managed and administered in accordance with) the applicable terms of ERISA, the Internal Revenue Code of 1986, and any other applicable laws. Except as stated in Liberty Bank Disclosure Schedule 4.12.2, each Liberty Bank Benefit Plan governed by ERISA and intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code has either (1) received a favorable determination letter from the IRS (and Liberty Bank is not aware of any circumstances likely to result in revocation of a favorable determination letter) or timely application has been made therefor, or (2) is maintained under a prototype plan approved by the IRS and is entitled to rely upon the IRS National Office opinion letter issued to the prototype plan sponsor, or (3) is maintained under a volume submitter plan approved by the IRS and is entitled to rely upon the IRS National Office advisory letter issued to the volume submitter sponsor. To the Knowledge of Liberty Bank, there exists no fact that would adversely affect qualification of any of the Liberty Bank Benefit Plans intended to be qualified under Section 401(a) of the Internal Revenue Code, or any threatened or pending claim against any of the Liberty Bank Benefit Plans or their fiduciaries by any participant, beneficiary, or Governmental Entity (other than routine claims for benefits). Neither Liberty Bank nor a Liberty Bank Subsidiary has engaged in a transaction or omitted to take any action regarding a Liberty Bank Benefit Plan that would reasonably be expected to subject Liberty Bank or a Liberty Bank Subsidiary to a material unpaid tax or penalty imposed by Chapter 43 of the Internal Revenue Code or Sections 409 or 502 of ERISA.

4.12.3 No Liberty Bank Benefit Plan is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which Liberty Bank or an ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Internal Revenue Code of 1986. Except as stated in Liberty Bank Disclosure Schedule 4.12.3, neither Liberty Bank nor an ERISA Affiliate has ever maintained or contributed to a Liberty Bank Benefit Plan that is or was subject to Title IV of ERISA, Section 412 of the Internal Revenue Code, or Section 302 of ERISA or is a multiemployer plan (as defined in Section 3(37) of ERISA) and neither Liberty Bank, an ERISA Affiliate, nor any trust created thereunder, nor any trustee or administrator thereof, could reasonably be expected to be subject to either a civil liability or penalty under Section 409 or 502 of ERISA or a tax imposed under Chapter 43 of the Internal Revenue Code.

4.12.4 All material contributions required to be made under the terms of a Liberty Bank Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on Liberty Bank’s consolidated financial statements to the extent required by GAAP and Section 412 of the Internal Revenue Code of 1986. Liberty Bank and each Liberty Bank Subsidiary has expensed and accrued as a liability the present value of future benefits under each applicable Liberty Bank Benefit Plan for financial reporting purposes to the extent required by GAAP.

4.12.5 Liberty Bank has complied in all material respects with the notice and continuation requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and Section 4980B of the Internal Revenue Code of 1986 (the “COBRA”), and the regulations thereunder. All reports, statements, returns, and other information required to be furnished or filed regarding Liberty Bank Benefit Plans have been timely furnished, filed, or both in accordance with Sections 101 through 105 of ERISA and Sections 6057 through 6059 of the Internal Revenue Code, and they are true, correct, and complete. To Liberty Bank’s Knowledge, records regarding Liberty Bank Benefit Plans have been maintained in compliance with Section 107 of ERISA. To Liberty Bank’s Knowledge, neither Liberty Bank nor any other fiduciary (as that term is defined in ERISA Section 3(21)) for a Liberty Bank Benefit Plan has liability for a breach of fiduciary duties under Sections 404, 405 or 409 of ERISA. No Liberty Bank Benefit Plan fails to satisfy applicable requirements of Section 105(h)(2) of the Internal Revenue Code (determined without regard to whether the Liberty Bank Benefit Plan is self-insured).

4.12.6 Liberty Bank has furnished or otherwise made available to Middlefield Banc Corp. true and complete copies of (1) plan documents, summary plan descriptions, underlying participant distribution election forms, loan documents, loan amortization schedules, and benefit schedules (as applicable) for each written Liberty Bank Benefit Plan, (2) a summary of each unwritten Liberty Bank Benefit Plan (if applicable), (3) annual reports

(Form 5500 series) for the three most recent years for each Liberty Bank Benefit Plan (if applicable), (4) actuarial valuation reports and financial statements as of the most recently completed plan year for each Liberty Bank Benefit Plan, including total accrued and vested liabilities, all contributions made by Liberty Bank, and assumptions on which the calculations are based, (5) all related trust agreements, insurance contracts, or other funding agreements currently implementing the Liberty Bank Benefit Plans (if applicable), (6) the most recent IRS determination letter for each tax-qualified Liberty Bank Benefit Plan (or, for a Liberty Bank Benefit Plan maintained under a pre-approved prototype or volume submitter plan, the IRS determination letter on the pre-approved plan), and (7) all substantive correspondence relating to any liability of or non-compliance relating to any Liberty Bank Benefit Plan addressed to or received from the IRS, the Department of Labor, or any other Governmental Entity within the past three years.

4.12.7 Except as stated in Liberty Bank Disclosure Schedule 4.12.7, Liberty Bank has no liability for retiree health, life, or disability insurance or any retiree death benefits under any Liberty Bank Benefit Plan other than any benefits required under COBRA or similar state laws. There has been no communication to employees by Liberty Bank that would reasonably be expected to promise or guarantee retiree health, life, or disability insurance or retiree death benefits.

4.12.8 Except as stated in Liberty Bank Disclosure Schedule 4.12.8, neither execution and delivery of this Agreement nor consummation of the Mergers and other transactions under this Agreement will (1) result in a payment (including severance) becoming due to any director or employee of Liberty Bank under a Liberty Bank Benefit Plan, (2) increase benefits otherwise payable under a Liberty Bank Benefit Plan; or (3) result in acceleration of the time of payment or the vesting of any benefit. Except as stated in Liberty Bank Disclosure Schedule 4.12.8, no payment expected to be made by or from a Liberty Bank Benefit Plan will, either alone or together with any other payment, or could properly be characterized as an excess parachute payment under Section 280G of the Internal Revenue Code of 1986 or will or could, either individually or collectively, be a payment that is not deductible under Section 162(m) of the Internal Revenue Code.

4.12.9 Liberty Bank Disclosure Schedule 4.12.9 identifies each Liberty Bank Benefit Plan providing for the deferral of compensation and that may be subject to Internal Revenue Code Section 409A (“Liberty Bank Nonqualified Deferred Compensation Plan”) and the aggregate amounts deferred, if any, under each Liberty Bank Nonqualified Deferred Compensation Plan as of June 30, 2016. Each Liberty Bank Nonqualified Deferred Compensation Plan is maintained in material compliance with and has been managed and administered in accordance with and operated in compliance with Internal Revenue Code Section 409A.

4.12.10 There is not and has not been any trust or fund maintained by or contributed to by Liberty Bank or its employees to fund an employee benefit plan that would constitute a Voluntary Employees’ Beneficiary Association or a “welfare benefit fund” within the meaning of Section 419(a) of the Internal Revenue Code of 1986.

4.12.11 No claim, lawsuit, arbitration, or other action has been asserted or instituted or, to the Knowledge of Liberty Bank, has been threatened or is anticipated against any Liberty Bank Benefit Plan (other than routine claims for benefits and appeals of claims), Liberty Bank, any Liberty Bank Subsidiary, or any director, officer, or employee, or the assets of any trust of a Liberty Bank Benefit Plan.

4.12.12 Liberty Bank Disclosure Schedule 4.12.12 includes a schedule of all termination benefits and related payments payable to the individuals identified thereon under an employment agreement, change in control agreement, severance arrangement or policy, supplemental executive retirement plan, deferred bonus plan, deferred compensation plan, salary continuation plan, any material compensation arrangement, or other pension benefit or welfare benefit plan maintained by Liberty Bank for the benefit of officers, employees, or directors (the “Liberty Bank Benefits Schedule”), assuming their employment or service is terminated without cause as of December 31, 2016 and the Effective Time occurs on that date and based on other assumptions specified in the schedule. No other individuals are entitled to benefits under any plans.

4.13 Brokers, Finders, and Financial Advisors. Except for the retention by Liberty Bank of Boenning & Scattergood, Inc. and fees payable by Liberty Bank to Boenning & Scattergood, neither Liberty Bank or a Liberty Bank Subsidiary nor any of their officers, directors, employees, or agents has employed a broker, finder, or financial advisor regarding the Mergers or other transactions under this Agreement or incurred a liability or commitment for fees or commissions to any Person regarding the Mergers or other transactions under this Agreement. A true and correct copy of the engagement agreement between Liberty Bank and Boenning & Scattergood, Inc., stating fees payable to Boenning & Scattergood, Inc. for its services, is attached to Liberty Bank Disclosure Schedule 4.13.

4.14 Environmental Matters. Except as stated in Liberty Bank Disclosure Schedule 4.14:

(A) To the Knowledge of Liberty Bank, Liberty Bank, and the Liberty Bank Subsidiaries, for the last five years are and have been in material compliance with Environmental Laws,

(B) Neither Liberty Bank nor a Liberty Bank Subsidiary has received written notice in the last five years that there is a material suit, claim, action, demand, executive, or administrative order, directive, request for information, investigation, or proceeding pending and, to the Knowledge of Liberty Bank, no such action is threatened before any court, governmental agency, or other forum against Liberty Bank, or a Liberty Bank Subsidiary, (x) for alleged noncompliance (including by a predecessor) with or liability under an Environmental Law or (y) relating to the presence of or release into the environment of Materials of Environmental Concern, regardless of whether occurring at or on a site owned, leased, or operated by Liberty Bank or a Liberty Bank Subsidiary,

(C) To the Knowledge of Liberty Bank, the properties currently owned or leased by Liberty Bank or a Liberty Bank Subsidiary (including without limitation soil, groundwater, or surface water on or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain Materials of Environmental Concern other than in amounts permitted under applicable Environmental Law or de minimis in nature and extent,

(D) To the Knowledge of Liberty Bank, there are no underground storage tanks on, in, or under any properties owned or operated by Liberty Bank or a Liberty Bank Subsidiary and no underground storage tanks have been closed or removed from any properties owned or operated by Liberty Bank or a Liberty Bank Subsidiary except in compliance with Environmental Laws,

(E) Liberty Bank and each Liberty Bank Subsidiary have provided copies of Phase I studies or Phase II environmental assessments performed in the last five years for any properties owned or leased by Liberty Bank or a Liberty Bank Subsidiary.

4.15 Loan Portfolio.

4.15.1 The allowance for loan losses in the notes to Liberty Bank’s audited balance sheets at December 31, 2015 and 2014 were, and the allowance for loan losses in the notes to the unaudited financial statements for periods ending after December 31, 2015 were adequate as of the dates thereof under GAAP.

4.15.2 Liberty Bank Disclosure Schedule 4.15.2 identifies as of the most recently available date (and in no event earlier than June 30, 2016) by account of (a) each borrower, customer, or other party that has notified Liberty Bank during the past twelve months of, or has asserted against Liberty Bank, in each case in writing, any “lender liability” or similar claim, and to the Knowledge of Liberty Bank each borrower, customer, or other party that has given Liberty Bank oral notification of or orally asserted to or against Liberty Bank any such claim, and (b) all loans (1) that are contractually past due 90 days or more in the payment of principal or interest, (2) that are on nonaccrual status, (3) that as of June 30, 2016 are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (4) for which the interest rate has been reduced or the maturity dates has been extended because of concerns regarding the borrower’s ability to pay in accordance with the initial terms, or (5) for which a specific reserve allocation exists, and (c) all other assets classified by Liberty Bank as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

4.15.3 All loans receivable (including discounts) and accrued interest entered on the books of Liberty Bank arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of business, and the notes or other evidences of indebtedness for the loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts, and accrued interest on the books of Liberty Bank are subject to no defenses, set-offs, or counterclaims (whether under usury or truth-in-lending laws or otherwise), except as may be provided by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or by general principles of equity. All loans reflected on the Liberty Bank Financial Statements are owned by Liberty Bank free and clear of liens.

4.15.4 The notes and other evidences of indebtedness evidencing loans described above, and all pledges, mortgages, deeds of trust, and other collateral documents or security instruments relating thereto are valid, true, and genuine and are what they purport to be.

4.16 Related Party Transactions. Except as stated in Liberty Bank Disclosure Schedule 4.16, neither Liberty Bank nor a Liberty Bank Subsidiary is a party to a transaction (including a loan or other credit accommodation) with an Affiliate of Liberty Bank or a Liberty Bank Subsidiary. Except as stated in Liberty Bank Disclosure Schedule 4.16, all transactions with Affiliates (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to an Affiliate of Liberty Bank or a Liberty Bank Subsidiary is in default or, during the three-year period before the date of this Agreement, has been in default or has been restructured, modified, or extended. Neither Liberty Bank nor a Liberty Bank Subsidiary has been notified that principal or interest on any such loan or other credit accommodation will not be paid when due or that the loan grade classification of the loan or credit accommodation is inappropriate.

4.17 Deposits. None of the deposits of Liberty Bank as of June 30, 2016 are brokered deposits, as defined in 12 C.F.R. Section 337.6(a)(2).

4.18 Board Approval. The Board of Directors of Liberty Bank has determined that the Mergers are in the best interests of Liberty Bank and its stockholders, has approved this Agreement, the Mergers, and the other transactions under this Agreement, has resolved to recommend to the holders of Liberty Bank common stock approval of this Agreement, and has directed that this Agreement and the Mergers be submitted to the holders of Liberty Bank common stock for their approval and adoption. The Board of Directors of Liberty Bank has taken all necessary action under antitakeover, control share acquisition, merger moratorium, or similar laws so that, assuming Regulatory Approval and Liberty Bank Stockholder Approval, the Mergers and the other transactions under this Agreement may be completed according to the terms of this Agreement and may be completed without having to comply with the provisions of those laws.

4.19 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures, and forward contracts and other similar risk management arrangements, whether entered into for Liberty Bank’s own account, for the account of a Liberty Bank Subsidiary, or for the account of one or more of Liberty Bank’s or a Liberty Bank Subsidiary’s customers, in force and effect as of June 30, 2016, were entered into in compliance with all applicable laws, rules, regulations, and regulatory policies, and to the Knowledge of Liberty Bank, with counterparties believed to be financially responsible at the time, and to the Knowledge of Liberty Bank and each

Liberty Bank Subsidiary’s Knowledge each of them constitutes the valid and legally binding obligation of Liberty Bank or the Liberty Bank Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Liberty Bank or a Liberty Bank Subsidiary nor any other party is in breach of its obligations under the agreement or arrangement.

4.20 Fairness Opinion. The Board of Directors of Liberty Bank has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion dated the same date) from Boenning & Scattergood, Inc. to the effect that, subject to the terms, conditions, assumptions, and qualifications therein, as of the date of the opinion the Merger Consideration to be received by the Liberty Bank stockholders in the Interim Merger is fair to Liberty Bank stockholders from a financial point of view. The opinion has not been amended or rescinded as of the date of this Agreement.

4.21 Intellectual Property. Liberty Bank owns or, to Liberty Bank’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, computer software, service marks, and trademarks used in its business, and Liberty Bank has not received a notice of breach or conflict asserting the rights of others. Liberty Bank has performed all obligations required to be performed and is not in default under a contract, agreement, arrangement, or commitment relating to any patents, copyrights, trade secrets, trade names, computer software, service marks, and trademarks used in its business.

4.22 Duties as Fiduciary. Liberty Bank does not perform any duties in any line of business requiring it to act in a fiduciary capacity to any other Person. For purposes of this Section 4.22, the term fiduciary capacity means (a) acting as trustee, executor, administrator, registrar of stocks and bonds, transfer agent, guardian, assignee, receiver, or custodian under a uniform gifts to minors act or (b) possessing investment discretion on behalf of another, and the term fiduciary capacity excludes Liberty Bank’s capacity concerning individual retirement accounts or the Liberty Bank Benefit Plans.

4.23 Employees; Labor Matters.

4.23.1 Liberty Bank Disclosure Schedule 4.23.1 gives the following information for each employee as of June 30, 2016: job location, job title, current annual base salary, most recent cash bonus, and year of hire.

4.23.2 There are no labor or collective bargaining agreements to which Liberty Bank or a Liberty Bank Subsidiary is a party. There is no union organizing effort pending or, to the Knowledge of Liberty Bank, threatened against Liberty Bank or a Liberty Bank Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances not related to union employees), work slowdown, stoppage, or lockout pending or, to the Knowledge of Liberty Bank, threatened against Liberty Bank or a Liberty Bank Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Liberty Bank, threatened against Liberty Bank or a Liberty Bank Subsidiary (other than routine employee grievances not related to union employees). To Liberty Bank’s Knowledge, Liberty Bank and each Liberty Bank Subsidiary is in compliance with all applicable laws governing employment and employment practices, terms and conditions of employment, and wages and hours. Neither Liberty Bank nor a Liberty Bank Subsidiary is engaged in unfair labor practices. Neither Liberty Bank nor a Liberty Bank Subsidiary is a party to or bound by an agreement for leasing employees.

4.23.3 To Liberty Bank’s Knowledge, all Persons who have been treated as independent contractors by Liberty Bank for Tax purposes satisfy the criteria to be so treated under all applicable federal, state, and local Tax laws, rules, and regulations.

4.24 Liberty Bank Information Supplied. The information relating to Liberty Bank or a Liberty Bank Subsidiary supplied or to be supplied by or on behalf of Liberty Bank for inclusion in the Registration Statement or in any other document relating to the Mergers or other transactions under this Agreement and filed or to be filed with a Bank Regulator or other Governmental Entity does not and will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which made, not misleading.

4.25 Internal Controls.

4.25.1 The records, systems, controls, data, and information of Liberty Bank and Liberty Bank Subsidiaries are recorded, stored, maintained, and operated under means (including any electronic, mechanical, or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Liberty Bank or Liberty Bank Subsidiaries or accountants (including all means of access), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls.

4.25.2 Based on its most recent evaluation before the date of this Agreement, Liberty Bank has disclosed to its auditors and the audit committee of the Board of Directors any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, and any fraud, regardless of whether material, involving management or employees who have a significant role in internal controls over financial reporting.

4.25.3 Since December 31, 2015 neither Liberty Bank or any Liberty Bank Subsidiary nor, to Liberty Bank’s Knowledge, any director, officer, employee, auditor, accountant, or representative of Liberty Bank or a Liberty Bank Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies, or methods (whether concerning loan loss reserves, write- downs, charge-offs, accruals, or otherwise) of it or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that it or any of its subsidiaries has engaged in questionable accounting or auditing practices. Since December 31, 2015 no attorney representing Liberty Bank or a Liberty Bank Subsidiary, regardless of whether employed by Liberty Bank or a Liberty Bank Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty, or similar violation by Liberty Bank, a Liberty Bank Subsidiary, or any of their officers, directors, employees, or agents to Liberty Bank’s Board of Directors or any committee thereof or to any of its directors or officers.

4.26 Bank Owned Life Insurance. Liberty Bank has not purchased bank-owned life insurance on any current employee. Each director, officer, or other employee on whose life Liberty Bank or a Liberty Bank Subsidiary maintains insurance is identified in Liberty Bank Disclosure Schedule 4.26, and a copy of each life insurance policy has been provided to Middlefield Banc Corp. No current or former director, officer, or other employee has a split-dollar life insurance agreement with Liberty Bank or a Liberty Bank Subsidiary.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF MIDDLEFIELD

The representations and warranties in this Article 5 are subject to and are qualified by the Middlefield Disclosure Schedule delivered by Middlefield Banc Corp. to Liberty Bank on the date of this Agreement. Except for the representations and warranties in Section 5.2 regarding capitalization, which are true and correct in all respects, no representation or warranty in this Article 5 will be deemed untrue or incorrect and Middlefield Banc Corp. and The Middlefield Banking Company will not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, circumstance, or event unless the fact, circumstance, or event, individually or taken together with all other facts, circumstances, or events, has had or reasonably would be expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for or reference to materiality in the representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in the representation or warranty.

5.1 Organization.

5.1.1 Middlefield Banc Corp. is a corporation duly organized and validly existing under the laws of the State of Ohio. Middlefield Banc Corp. is duly registered as a bank holding company under the BHCA. Middlefield Banc Corp. has full corporate power and authority to carry on its business as now conducted. Middlefield Banc Corp. is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires qualification. MBC Interim Bank, when formed and as of the Effective Time, will be an interim Ohio state-chartered commercial bank duly organized, validly existing and in good standing under the laws of the State of Ohio.

5.1.2 The Middlefield Banking Company is a commercial bank duly organized and validly existing under the laws of the State of Ohio. The Middlefield Banking Company has full corporate power and authority to carry on its business as now conducted. The Middlefield Banking Company is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires qualification. Deposits in The Middlefield Banking Company are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid for deposit insurance have been paid when due. The Middlefield Banking Company is a member in good standing of the FHLB and owns the requisite amount of FHLB stock.

5.1.3 Middlefield Disclosure Schedule 5.1.3 identifies each Middlefield Subsidiary and its jurisdiction of incorporation or organization. Each Middlefield Subsidiary is a corporation, limited liability company, or other legal entity, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each Middlefield Subsidiary has full corporate power and authority to carry on its business as now conducted. Each Middlefield Subsidiary is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or conduct of its business requires qualification.

5.1.4 The minute books of Middlefield Banc Corp., The Middlefield Banking Company, and each other Middlefield Subsidiary accurately record all corporate actions of stockholders and the Boards of Directors, including committees.

5.1.5 Before the date of this Agreement, Middlefield Banc Corp. made available to Liberty Bank true and complete copies of the articles of incorporation, charter, or certificate of incorporation, as applicable, and code of regulations, bylaws, or other governing documents of Middlefield Banc Corp., The Middlefield Banking Company, and each other Middlefield Subsidiary.

5.2. Capitalization.

5.2.1 The authorized capital stock of Middlefield Banc Corp. consists exclusively of 10,000,000 shares of common stock, without par value. As of the date of this Agreement there are (1) 2,246,904 shares of Middlefield Banc Corp. common stock validly issued and outstanding, all of which are fully paid and non-assessable, (2) 386,165 shares of Middlefield Banc Corp. common stock held by Middlefield Banc Corp. in treasury, and (3) 31,949 shares of Middlefield Banc Corp. common stock reserved for issuance upon exercise of outstanding stock options. Middlefield Banc Corp. does not own of record or beneficially any shares of Middlefield Banc Corp. common stock other than shares held as treasury stock or in a fiduciary capacity. Neither Middlefield Banc Corp. nor any Middlefield Subsidiary has or is bound by any Rights or other arrangements of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on, any capital stock of Middlefield Banc Corp. or any other security of Middlefield Banc Corp. or any Middlefield Subsidiary or any securities representing the right to vote, purchase, or otherwise receive any capital stock of Middlefield Banc Corp. or any Middlefield Subsidiary or any other security of Middlefield Banc Corp. or any Middlefield Subsidiary, other than shares of Middlefield Banc Corp. common stock underlying options granted under benefit plans maintained by Middlefield Banc Corp. All shares of Middlefield Banc Corp. common stock issuable by option exercise are or will when issued be duly authorized, validly issued, fully paid, and non- assessable, when issued upon the terms and conditions specified in the agreements under which they are issuable.

5.2.2 Middlefield Banc Corp. owns all of the equity interests of each Middlefield Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements, and restrictions of any kind or nature. Except for the Middlefield Subsidiaries and except as stated in Middlefield Disclosure Schedule 5.2.2, Middlefield Banc Corp. does not possess directly or indirectly any equity interest in any corporate or other legal entity, other than equity interests held in the investment portfolio of Middlefield Banc Corp. or a Middlefield Subsidiary (which in no case exceeds five percent of an issuer’s outstanding equity securities) and equity interests held as a result of the lending activities of The Middlefield Banking Company, including stock in the FHLB.

5.2.3 Except as disclosed in Middlefield Disclosure Schedule 5.2.3, to Middlefield Banc Corp.’s Knowledge no Person is the beneficial owner (as defined in Section 13(d) of the Securities Exchange Act of 1934) as of the date of this Agreement of five percent or more of the outstanding shares of Middlefield Banc Corp. common stock.

5.2.4 No bonds, debentures, notes, or other indebtedness having the right to vote (either absolute or contingent on certain events) on any matters on which Middlefield Banc Corp.’s stockholders may vote have been issued by Middlefield Banc Corp. and are outstanding.

5.3 Authority; No Violation.

5.3.1 Each of Middlefield Banc Corp. and The Middlefield Banking Company has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of Regulatory Approvals and approval of this Agreement, the Mergers and the transactions contemplated herein by shareholders of Middlefield Banc Corp. (“Middlefield Shareholder Approval”), to perform its obligations hereunder and to consummate the Mergers and other transactions under this Agreement. Execution and delivery of this Agreement by each of Middlefield Banc Corp. and The Middlefield Banking Company and completion by Middlefield Banc Corp. and The Middlefield Banking Company of the Mergers and other transactions under this Agreement have been duly and validly approved by the Board of Directors of each of Middlefield Banc Corp. and The Middlefield Banking Company. This Agreement, when executed by MBC Interim Bank, shall have been approved by the Board of Directors of Interim Bank and by Middlefield Banc Corp., as the sole shareholder of MBC Interim Bank. Subject to Liberty Bank Stockholder Approval and Middlefield Shareholder Approval and receipt of Regulatory Approvals, and assuming due and valid execution and delivery of this Agreement by Liberty Bank, this Agreement has been duly and validly executed and delivered by each of Middlefield Banc Corp. and The Middlefield Banking Company and constitutes the valid and binding obligation of each of Middlefield Banc Corp. and The Middlefield Banking Company, enforceable against each of Middlefield Banc Corp. and The Middlefield Banking Company in accordance with its terms, subject to applicable bankruptcy, insolvency, and similar laws affecting creditors’ rights generally, and regarding enforceability subject also to general principles of equity.

5.3.2 Neither execution and delivery of this Agreement by Middlefield Banc Corp. or The Middlefield Banking Company nor consummation of the Mergers and other transactions under this Agreement, nor compliance by Middlefield Banc Corp. or The Middlefield Banking Company with the terms and provisions of this Agreement will (1) conflict with or result in a breach of any provision of the articles of incorporation or articles of association, as applicable, and code of regulations or bylaws of Middlefield Banc Corp. or any Middlefield Subsidiary, (2) subject to receipt of all Regulatory Approvals, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree, or injunction applicable to Middlefield Banc Corp. or any Middlefield Subsidiary or any of their respective properties or assets, or (3) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event that with notice or lapse of time or both would constitute a default) under, result in termination or amendment of, accelerate performance required by, or result in a right of termination or acceleration or creation of a lien, security interest, charge, or other encumbrance upon any of the properties or assets of Middlefield Banc Corp. or any Middlefield Subsidiary under the terms, conditions, or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, or other investment or obligation to which Middlefield Banc Corp. or any Middlefield Subsidiary is a party or by which they or any of their respective properties or assets is bound.

5.4 Consents. Except for (a) receipt of Regulatory Approvals and compliance with conditions contained therein, (b) compliance with applicable requirements of the Securities Act of 1933, the Securities Exchange Act of 1934, and state securities or blue sky laws, (c) filing of the certificates of merger with the Ohio Division of Financial Institutions and Ohio Secretary of State in connection with the Interim Merger and the Bank Merger, (d) filing of the Registration Statement with the SEC and having the SEC declare the Registration Statement effective, (e) receipt of Liberty Bank Stockholder Approval and (f) receipt of Middlefield Shareholder Approval, no consents, waivers, or approvals of or filings or registrations with a Governmental Entity or Bank Regulator are necessary, and to the Knowledge of Middlefield Banc Corp. no consents, waivers, or approvals of or filings or registrations with other third parties are necessary for execution and delivery of this Agreement by Middlefield Banc Corp. and The Middlefield Banking Company or for completion by Middlefield Banc Corp. and The Middlefield Banking Company of the Mergers and performance by Middlefield Banc Corp. and The Middlefield Banking Company of their respective obligations under this Agreement. Middlefield Banc Corp. has no reason to believe that Regulatory Approvals or other required consents or approvals will not be received or will include conditions (financial or otherwise) or requirements that could reasonably be expected by Middlefield Banc Corp. to result in a Material Adverse Effect on Middlefield Banc Corp. and The Middlefield Banking Company, taken as a whole or on Liberty Bank, or that a public body or authority having jurisdiction over the affairs of Middlefield Banc Corp. and The Middlefield Banking Company, the consent or approval of which is not required or under the rules of which a filing is not required, will object to the Mergers or completion of the other transactions under this Agreement.

5.5 Financial Statements.

5.5.1 The Middlefield Regulatory Reports filed with the FDIC and FRB were prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by the reports.

5.5.2 Middlefield Banc Corp. made available to Liberty Bank the Middlefield Financial Statements for the periods through June 30, 2016. The Middlefield Financial Statements fairly present in each case in all material respects (subject in the case of unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations, and cash flows of Middlefield Banc Corp. and the Middlefield Subsidiaries as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as stated in the notes thereto, or in the case of unaudited statements as permitted by GAAP.

5.5.3 At the date of the most recent consolidated statement of financial condition included in the Middlefield Financial Statements or Middlefield Regulatory Reports, Middlefield Banc Corp. did not have any liabilities, obligations, or loss contingencies of any nature (whether absolute, accrued, contingent, or otherwise) of a type required to be presented in the Middlefield Financial Statements or footnotes that are not fully presented or reserved against therein or fully disclosed in a footnote, except for liabilities, obligations, and loss contingencies that are not material individually or in the aggregate or that were incurred in the ordinary course of business consistent with past practice, and subject in the case of any unaudited statements to normal, recurring audit adjustments and absence of footnotes.

5.6 Taxes.

5.6.1 Middlefield Banc Corp. and the Middlefield Subsidiaries are members of the same affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code of 1986. On behalf of itself and Middlefield

Subsidiaries, Middlefield Banc Corp. has timely filed or caused to be filed all Tax Returns (including but not limited to those filed on a consolidated, combined, or unitary basis) required to be filed by Middlefield Banc Corp. and the Middlefield Subsidiaries before the date of this Agreement, or requests for extensions to file the returns and reports have been timely filed. All of Middlefield Banc Corp.’s Tax Returns are true, correct, and complete in all material respects. Middlefield Banc Corp. and the Middlefield Subsidiaries have timely paid or before the Effective Time will pay all Taxes, whether or not shown on returns or reports, due or claimed to be due to any Governmental Entity, other than Taxes being contested in good faith. Middlefield Banc Corp. and the Middlefield Subsidiaries have declared on their Tax Returns all positions taken that could result in substantial underpayment of United States Federal Income Tax within the meaning of Section 6662 of the Internal Revenue Code (or any corresponding provision of state or local laws). As of the most recent Middlefield Financial Statements, accrued but unpaid Taxes of Middlefield Banc Corp. and the Middlefield Subsidiaries did not exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established for timing differences between book and Tax income) included in the most recent balance sheet (rather than in any notes thereto). Middlefield Banc Corp. and the Middlefield Subsidiaries are subject to Tax audits in the ordinary course of business. Middlefield Banc Corp.’s management does not believe that an adverse resolution of Tax audits of which it has Knowledge would be reasonably likely to have a Material Adverse Effect on Middlefield Banc Corp. Middlefield Banc Corp. and the Middlefield Subsidiaries have not been notified in writing by any jurisdiction that Middlefield Banc Corp. or any Middlefield Subsidiary is required to file in the jurisdiction a Tax Return that has not been filed. Neither Middlefield Banc Corp. nor any Middlefield Subsidiary is a member of a group with which they have filed or been included in a combined, consolidated, or unitary income Tax Return other than a group the common parent of which is Middlefield Banc Corp. or has any liability for Taxes of any Person other than Middlefield Banc Corp. or a Middlefield Subsidiary under Treas. Reg. 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise. As of the date of this Agreement, all deficiencies proposed in writing as a result of any audits have been paid or settled. There are no written claims or assessments pending against Middlefield Banc Corp. or a Middlefield Subsidiary for an alleged deficiency in a Tax due, and neither Middlefield Banc Corp. nor a Middlefield Subsidiary has been notified in writing of any proposed Tax claims or assessments against Middlefield Banc Corp. or a Middlefield Subsidiary. Middlefield Banc Corp. and the Middlefield Subsidiaries have duly and timely withheld, collected, and paid to the appropriate taxing authority all amounts required to be withheld and paid under applicable laws and have duly and timely filed all Tax Returns for withheld Taxes within the time prescribed under any applicable law. Middlefield Banc Corp. has delivered to Liberty Bank true and complete copies of all Tax Returns of Middlefield Banc Corp. and the Middlefield Subsidiaries for taxable periods ending on or after December 31, 2012. Neither Middlefield Banc Corp. nor a Middlefield Subsidiary is or has been a party to a reportable transaction, as defined in Section 6707A(c)(1) of the Internal Revenue Code of 1986 and Treas. Reg. 1.6011-4(b). Neither Middlefield Banc Corp. nor a Middlefield Subsidiary has distributed stock of another Person or had stock distributed by another Person in a transaction purportedly or intended to be governed in whole or in part by Sections 355 or 361 of the Internal Revenue Code. Neither Middlefield Banc Corp. nor a Middlefield Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code during the applicable period specified in Section 897(c)(1)(A)(ii).

5.6.2 Neither Middlefield Banc Corp. nor any of the Middlefield Subsidiaries or Affiliates has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan, or other circumstance that could reasonably be expected to prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

5.7 No Material Adverse Effect. To Middlefield Banc Corp.’s Knowledge, since December 31, 2015 no event has occurred and no circumstance has arisen that has had or reasonably would be expected to have a Material Adverse Effect on Middlefield Banc Corp.

5.8 Material Contracts; Leases; Defaults. Except as disclosed in Middlefield Disclosure Schedule 5.8, neither Middlefield Banc Corp. nor The Middlefield Banking Company is a party or subject to any agreement (other than this Agreement), contract, arrangement, commitment, or understanding, written or oral, that materially restricts or limits the conduct of business by Middlefield Banc Corp. or The Middlefield Banking Company. Subject to any consents that may be required as a result of the Mergers or other transactions under this Agreement, which required consents are identified in Middlefield Disclosure Schedule 5.8, to Middlefield Banc Corp.’s Knowledge neither Middlefield Banc Corp. nor The Middlefield Banking Company is in default under any material contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument to which it is a party or by which its assets, business, or operations may be bound, and there has not occurred an event that, with the lapse of time, giving of notice, or both, would constitute a default. Since December 31, 2015 through and including the date of this Agreement, except as stated in Middlefield Disclosure Schedule 5.8, neither Middlefield Banc Corp. nor The Middlefield Banking Company has made a material acquisition or disposition of assets or properties, entered into a contract for any such acquisition or disposition, or suffered a strike, work stoppage, slow down, or other labor disturbance.

5.9 Ownership of Property; Insurance Coverage.

5.9.1 Middlefield Banc Corp. and each Middlefield Subsidiary has good and, regarding real property, marketable title to all assets and properties used by Middlefield Banc Corp. or the Middlefield Subsidiary in the conduct of businesses, whether the assets and properties are real or personal, tangible or intangible, including assets and property reflected in the most recent consolidated balance sheet in the Middlefield Financial Statements or acquired thereafter (excepting assets and properties disposed of in the ordinary course of business since the date of the balance sheet), subject to no encumbrances, liens, mortgages, security interests, or pledges, except (1) items securing liabilities for public or statutory obligations or any discount with, borrowing from, or other obligations to FHLB, inter-bank credit facilities, reverse repurchase agreements, or any transaction by a Middlefield Subsidiary acting in a fiduciary capacity, and (2) statutory liens for amounts not yet delinquent or being contested in good faith.

Middlefield Banc Corp. and the Middlefield Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Middlefield Banc Corp. and the Middlefield Subsidiaries in the conduct of business to occupy or use properties as presently occupied and used by each of them. Existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments for the leases and lease commitments are as disclosed in all material respects in the notes to the Middlefield Financial Statements.

5.9.2 For all material agreements under which Middlefield Banc Corp. or a Middlefield Subsidiary has purchased securities subject to an agreement to resell, if any, Middlefield Banc Corp. or the Middlefield Subsidiary has a lien or security interest (which to Middlefield Banc Corp.’s Knowledge is a valid and perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

5.9.3 Middlefield Banc Corp. and each Middlefield Subsidiary currently maintains (and has continuously maintained during the past six years) insurance considered by each of them to be reasonable for their respective operations. Neither Middlefield Banc Corp. nor a Middlefield Subsidiary has received notice from an insurance carrier that insurance will be canceled, coverage reduced or eliminated, or premium costs increased. Except as stated in Middlefield Disclosure Schedule 5.9.3, there are no claims pending under policies of insurance and no notices of claim have been given by Middlefield Banc Corp. or any Middlefield Subsidiary under the policies. All insurance is valid and enforceable and in full force and effect (other than insurance expiring in accordance with its terms), and within the last three years Middlefield Banc Corp. and each Middlefield Subsidiary has received each type of insurance coverage for which it applied and was not denied indemnification for any claims submitted under an insurance policy. Middlefield Disclosure Schedule 5.9.3 identifies all policies of insurance maintained by Middlefield Banc Corp. and each Middlefield Subsidiary, including the name of the insurer, policy number, type of policy, and any applicable deductibles, as well as the other matters required to be disclosed under this Section 5.9.3. Middlefield Banc Corp. has made available to Liberty Bank a copy of all policies identified in Middlefield Disclosure Schedule 5.9.3.

5.10 Legal Proceedings. Except as disclosed in Middlefield Disclosure Schedule 5.10, neither Middlefield Banc Corp. nor a Middlefield Subsidiary is a party to any, and there are no pending or, to the Knowledge of Middlefield Banc Corp., threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (1) against Middlefield Banc Corp. or a Middlefield Subsidiary, (2) to which Middlefield Banc Corp. or a Middlefield Subsidiary’s assets are or may be subject, (3) challenging the validity or propriety of any of the Mergers or other transactions under this Agreement, or (4) that reasonably could be expected to adversely affect the ability of Middlefield Banc Corp. or The Middlefield Banking Company to perform its obligations under this Agreement.

5.11 Compliance with Applicable Law. Except as disclosed in Middlefield Disclosure Schedule 5.11:

5.11.1 To Middlefield Banc Corp.’s Knowledge, Middlefield Banc Corp. and each Middlefield Subsidiary complies in all material respects with federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, or decrees applicable to it, its properties, assets and deposits, its business, its conduct of business, and its relationship with employees, including without limitation the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Equal Credit Opportunity Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Fair Credit Reporting Act, the Fair Debt Collections Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Middlefield Banc Corp. nor a Middlefield Subsidiary has received written notice to the contrary.

5.11.2 Middlefield Banc Corp. and each Middlefield Subsidiary has all necessary permits, licenses, authorizations, orders, and approvals of and has made all necessary filings, applications, and registrations with Governmental Entities and Bank Regulators to permit it to own or lease its properties and conduct its business as currently conducted. All necessary permits, licenses, certificates of authority, orders, and approvals are in full force and effect and, to the Knowledge of Middlefield Banc Corp., no suspension or cancellation of a permit, license, certificate, order, or approval is threatened or will result from the consummation of the Mergers or other transactions under this Agreement, subject to obtaining Regulatory Approvals.

5.11.3 Since January 1, 2013 neither Middlefield Banc Corp. nor a Middlefield Subsidiary has received written notification or any other communication from a Bank Regulator (1) asserting that Middlefield Banc Corp. or a Middlefield Subsidiary is not in material compliance with a statute, regulation, or ordinance the Bank Regulator enforces, (2) threatening to revoke a license, franchise, permit, or governmental authorization, (3) requiring or threatening to require Middlefield Banc Corp. or a Middlefield Subsidiary, or stating that Middlefield Banc Corp. or a Middlefield Subsidiary is required, to enter into a cease and desist order, agreement, or memorandum of understanding, or any other arrangement with a federal or state governmental agency or authority charged with supervision or regulation of banks or bank holding companies, or restricting or limiting or purporting to restrict or limit the operations of Middlefield Banc Corp. or a Middlefield Subsidiary, including without limitation a restriction on the payment of dividends, or (4) directing, restricting, or limiting or purporting to direct, restrict, or limit the operations of Middlefield Banc Corp. or a Middlefield Subsidiary. Subject to adherence to regulatory confidentiality obligations, neither Middlefield Banc Corp. nor a Middlefield Subsidiary has consented to or entered into a Regulatory Agreement that is currently in effect. The most recent Performance Evaluation given to The Middlefield Banking Company under the Community Reinvestment Act of 1977 is Satisfactory or better.

5.12 Employee Benefit Plans.

5.12.1 Middlefield Disclosure Schedule 5.12.1 contains a list of all written and unwritten pension, retirement, profit-sharing, thrift, savings, deferred compensation, stock option, employee stock ownership, employee stock purchase, restricted stock, severance pay, retention, vacation, bonus or other incentive plans, all employment, change in control, consulting, severance and retention agreements, all other written employee programs, arrangements or agreements, all medical, vision, dental, disability, life insurance, workers’ compensation, employee assistance or other health or welfare plans (including paid time-off policies and other material benefit policies and procedures), and all other employee benefit or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Middlefield Banc Corp., a Middlefield Subsidiary, or an ERISA Affiliates for the benefit of employees, former employees, retirees (or dependents, including spouses, of the foregoing), directors, independent contractors, or other service providers to Middlefield Banc Corp. and under which employees, former employees, retirees, dependents, spouses, directors, or other service providers of Middlefield Banc Corp. are eligible to participate (collectively, “Middlefield Benefit Plans”). Middlefield Banc Corp. has no written or oral commitment to materially modify, change, or revise an existing Middlefield Benefit Plan, except as required to maintain qualified status. Middlefield Banc Corp. has made available to Liberty Bank true and complete copies of each Middlefield Benefit Plan.

5.12.2 All Middlefield Benefit Plans are in material compliance with (and have been managed and administrated in accordance with) applicable terms of ERISA, the Internal Revenue Code of 1986, and any other applicable laws. Except as stated in Middlefield Disclosure Schedule 5.12.2, each Middlefield Benefit Plan governed by ERISA and intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code has either (1) received a favorable determination letter from the IRS (and Middlefield Banc Corp. is not aware of any circumstances likely to result in revocation of the favorable determination letter) or timely application has been made therefor, or (2) is maintained under a prototype plan approved by the IRS and is entitled to rely upon the IRS National Office opinion letter issued to the prototype plan sponsor. To the Knowledge of Middlefield Banc Corp., there exists no fact that would adversely affect the qualification of any of the Middlefield Benefit Plans intended to be qualified under Section 401(a) of the Internal Revenue Code, or any threatened or pending claim against any of the Middlefield Benefit Plans or their fiduciaries by any participant, beneficiary, or Governmental Entity (other than routine claims for benefits). Neither Middlefield Banc Corp. nor a Middlefield Subsidiary has engaged in a transaction or omitted to take an action regarding a Middlefield Benefit Plan that would reasonably be expected to subject Middlefield Banc Corp. or a Middlefield Subsidiary to a material unpaid tax or penalty imposed by Chapter 43 of the Internal Revenue Code or Sections 409 or 502 of ERISA.

5.12.3 No Middlefield Benefit Plan is a single employer pension plan (within the meaning of Section 4001 (a)(15) of ERISA) for which Middlefield Banc Corp. or an ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Internal Revenue Code. Except as stated in Middlefield Disclosure Schedule 5.12.3, neither Middlefield Banc Corp. nor an ERISA Affiliate has ever maintained or contributed to a Middlefield Benefit Plan that is or was subject to Title IV of ERISA, Section 412 of the Internal Revenue Code, or Section 302 of ERISA or is a multiemployer plan (as defined in Section 3(37) of ERISA) and neither Middlefield Banc Corp. nor an ERISA Affiliate, a trust created thereunder, nor any trustee or administrator thereof could reasonably be expected to be subject to either a civil liability or penalty under Section 409 or Section 502 of ERISA or a tax imposed under Chapter 43 of the Internal Revenue Code.

5.12.4 All material contributions required to be made under the terms of a Middlefield Benefit Plan have been timely made, and all anticipated contributions and funding obligations are accrued on Middlefield Banc Corp.’s consolidated financial statements to the extent required by GAAP and Section 412 of the Internal Revenue Code. Middlefield Banc Corp. and each Middlefield Subsidiary has expensed and accrued as a liability the present value of future benefits under each applicable Middlefield Benefit Plan for financial reporting purposes to the extent required by GAAP.

5.12.5 Middlefield Banc Corp. has complied in all material respects with the notice and continuation requirements of COBRA and regulations thereunder. All reports, statements, returns, and other information required to be furnished or filed regarding Middlefield Benefit Plans have been timely furnished, filed, or both in accordance with Sections 101 through 105 of ERISA and Sections 6057 through 6059 of the Internal Revenue Code, and they are true, correct, and complete. To Middlefield Banc Corp.’s Knowledge, records regarding Middlefield Benefit Plans have been maintained in compliance with Section 107 of ERISA. To Middlefield Banc Corp.’s Knowledge, neither Middlefield Banc Corp. nor any other fiduciary (as that term is defined in Section 3(21) of ERISA) for a Middlefield Benefit Plan has liability for a breach of fiduciary duties under Sections 404, 405 or 409 of ERISA. No Middlefield Benefit Plan fails to satisfy applicable requirements of Section 105(h)(2) of the Internal Revenue Code (determined without regard to whether the Middlefield Benefit Plan is self-insured).

5.12.6 Middlefield Banc Corp. has furnished or otherwise made available to Liberty Bank true and complete copies of (1) plan documents, summary plan descriptions, underlying participant distribution election forms, loan documents, loan amortization schedules, and benefit schedules (as applicable) for each written Middlefield Benefit Plan, (2) a summary of each unwritten Middlefield Benefit Plan (if applicable), (3) annual reports (Form 5500 series) for the three most recent years for each Middlefield Benefit Plan (if applicable), (4) actuarial valuation reports and financial statements as of the most recently completed plan year for each Middlefield Benefit Plan, including total accrued and vested liabilities, all contributions made by Middlefield Banc Corp., and assumptions on which the calculations are based, (5) all related trust agreements, insurance contracts, or other funding agreements currently implementing the Middlefield Benefit Plans (if applicable), (6) the most recent IRS determination letter for each tax- qualified Middlefield Benefit Plan (or, for a Middlefield Benefit Plan maintained under a pre-approved prototype or volume submitter plan, the IRS determination letter on the pre-approved plan), and (7) all substantive correspondence relating to any liability of or non-compliance relating to any Middlefield Benefit Plan addressed to or received from the IRS, the Department of Labor, or any other Governmental Entity within the past three years.

5.12.7 Except as stated in Middlefield Disclosure Schedule 5.12.7, Middlefield Banc Corp. has no liability for retiree health, life, or disability insurance or any retiree death benefits under any Middlefield Benefit Plan other than benefits required under COBRA or similar state laws. There has been no communication to employees by Middlefield Banc Corp. that would reasonably be expected to promise or guarantee retiree health, life, or disability insurance or retiree death benefits.

5.12.8 No claim, lawsuit, arbitration, or other action has been asserted, instituted or, to the Knowledge of Middlefield Banc Corp., threatened or is anticipated against any Middlefield Benefit Plan (other than routine claims for benefits and appeals of claims), Middlefield Banc Corp., any Middlefield Subsidiary, or any director, officer, or employee, or the assets of any trust of a Middlefield Benefit Plan.

5.13 Brokers, Finders, and Financial Advisors. Except for retention by Middlefield Banc Corp. of Donnelly Penman & Partners, Inc. and fees payable by Middlefield Banc Corp. to Donnelly Penman & Partners, neither Middlefield Banc Corp. or a Middlefield Subsidiary nor any of their respective officers, directors, employees, or agents has employed a broker, finder, or financial advisor regarding the Mergers or the other transactions under this Agreement.

5.14 Environmental Matters. Except as stated in Middlefield Disclosure Schedule 5.14:

(A) To the Knowledge of Middlefield Banc Corp., Middlefield Banc Corp., the Middlefield Subsidiaries, for the past five years are and have been in material compliance with Environmental Laws,

(B) Neither Middlefield Banc Corp. nor a Middlefield Subsidiary has received written notice in the last five years that there is a material suit, claim, action, demand, executive or administrative order, directive, request for information, investigation, or proceeding pending and, to the Knowledge of Middlefield Banc Corp., no such action is threatened before a court, governmental agency, or other forum against them or any Middlefield Loan Property (x) for alleged noncompliance (including by a predecessor) with or liability under an Environmental Law or (y) relating to the presence of or release into the environment of Materials of Environmental Concern, regardless of whether occurring at or on a site owned, leased, or operated by Middlefield Banc Corp. or a Middlefield Subsidiary,

(C) To the Knowledge of Middlefield Banc Corp., the properties currently owned or leased by Middlefield Banc Corp. or a Middlefield Subsidiary (including without limitation soil, groundwater, or surface water on or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain Materials of Environmental Concern other than in amounts permitted under applicable Environmental Law or de minimis in nature and extent,

(D) To the Knowledge of Middlefield Banc Corp., there are no underground storage tanks on, in, or under any properties owned or operated by Middlefield Banc Corp. or a Middlefield Subsidiary and no underground storage tanks have been closed or removed from any properties owned or operated by Middlefield Banc Corp. or a Middlefield Subsidiary except in compliance with Environmental Laws,

(E) Middlefield Banc Corp. or a Middlefield Subsidiary has provided copies of all Phase I studies or Phase II environmental assessments performed in the last five years for any properties owned or leased by Middlefield Banc Corp. or a Middlefield Subsidiary.

5.15 Loan Portfolio.

5.15.1 The allowances for loan losses in the notes to Middlefield Banc Corp.’s audited consolidated statements of financial condition at December 31, 2015 and 2014 were, and the allowance for loan losses in the notes to the unaudited consolidated financial statements for periods ending after December 31, 2015 were adequate as of the dates thereof under GAAP.

5.15.2 Middlefield Disclosure Schedule 5.15.2 identifies as of the most recently available date (and in no event earlier than June 30, 2016) by account of (a) each borrower, customer or other party that has notified Middlefield Banc Corp. or The Middlefield Banking Company during the past twelve months of, or has asserted against Middlefield Banc Corp. or The Middlefield Banking Company, in each case in writing, any “lender liability” or similar claim, and to the Knowledge of Middlefield Banc Corp. each borrower, customer, or other party that has given Middlefield Banc Corp. or The Middlefield Banking Company oral notification of or orally asserted to or against Middlefield Banc Corp. or The Middlefield Banking Company any such claim, and (b) all loans (1) that are contractually past due 90 days or more in the payment of principal or interest, (2) that are on nonaccrual status, (3) that as of June 30, 2016 are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch list,” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) for which the interest rate has been reduced or the maturity date has been extended because of concerns regarding the borrower’s ability to pay in accordance with the initial terms, or (5) for which a specific reserve allocation exists, and (c) all other assets classified by Middlefield Banc Corp. or The Middlefield Banking Company as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

5.15.3 All loans receivable (including discounts) and accrued interest entered on the books of Middlefield Banc Corp. and The Middlefield Banking Company arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Middlefield Banc Corp.’s and The Middlefield Banking Company’s business, and the notes or other evidences of indebtedness for the loans (including discounts) are true and genuine and are what they purport to be. The loans, discounts, and the accrued interest on the books of Middlefield Banc Corp. and The Middlefield Banking Company are subject to no defenses, set-offs, or counterclaims (whether under usury or truth-in- lending laws or otherwise), except as may be provided by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or by general principles of equity. All loans are owned by Middlefield Banc Corp. or The Middlefield Banking Company free and clear of liens.

5.15.4 The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust, and other collateral documents or security instruments relating thereto are valid, true, and genuine and are what they purport to be.

5.16 Related Party Transactions. Except as stated in Middlefield Disclosure Schedule 5.16, neither Middlefield Banc Corp. nor a Middlefield Subsidiary is a party to any transaction (including a loan or other credit accommodation) with an Affiliate of Middlefield Banc Corp. or a Middlefield Subsidiary. Except as described in Middlefield Disclosure Schedule 5.16, all transactions with Affiliates (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to an Affiliate of Middlefield Banc Corp. or a Middlefield Subsidiary is in default or, during the three-year period before the date of this Agreement, has been in default or has been restructured, modified, or extended. Neither Middlefield Banc Corp. nor a Middlefield Subsidiary has been notified that principal or interest on any such loan or other credit accommodation will not be paid when due or that the loan grade classification of the loan or credit accommodation is inappropriate.

5.17 Board Approval. The Board of Directors of Middlefield Banc Corp. and the Board of Directors of The Middlefield Banking Company have determined that the Mergers are in the best interests of Middlefield Banc Corp. and The Middlefield Banking Company and their respective stockholders and have approved this Agreement, the Mergers, and the other transactions under this Agreement. The Boards of Directors of Middlefield Banc Corp. and the Board of Directors of The Middlefield Banking Company have taken all necessary action under antitakeover, control share acquisition, merger moratorium, or similar laws so that, assuming Regulatory Approval and Liberty Bank Stockholder Approval, the Mergers and the other transactions under this Agreement may be completed according to the terms of this Agreement and may be completed without having to comply with the provisions of those laws.

5.18 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures, and forward contracts and other similar risk management arrangements, whether entered into for Middlefield Banc Corp.’s own account, for the account of a Middlefield Banc Corp. Subsidiary, or their customers, in force and effect as of March 31, 2016, were entered into in compliance with all applicable laws, rules, regulations, and regulatory policies, and to the Knowledge of Middlefield Banc Corp., with counterparties believed to be financially responsible at the time; and to Middlefield Banc Corp.’s and each Middlefield Subsidiary’s Knowledge each of them constitutes the valid and legally binding obligation of Middlefield Banc Corp. or the Middlefield Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Middlefield Banc Corp. or a Middlefield Subsidiary nor any other party is in breach of its obligations under the agreement or arrangement.

5.19 Intellectual Property. Middlefield Banc Corp. or The Middlefield Banking Company, as the case may be, owns or, to Middlefield Banc Corp.’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, computer software, service marks, and trademarks used in its respective business, and Middlefield Banc Corp. has not received notice of breach or conflict asserting the rights of others. Middlefield Banc Corp. has performed all the obligations required to be performed and is not in default under a contract, agreement, arrangement, or commitment relating to any patents, copyrights, trade secrets, trade names, computer software, service marks, and trademarks used in its business.

5.20 Duties as Fiduciary. The Middlefield Banking Company has performed all of its duties in any line of business requiring it to act in a fiduciary capacity to any other Person, doing so in a manner complying with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards in effect at that time. The Middlefield Banking Company has not received notice of any claim, allegation, or complaint from any Person that The Middlefield Banking Company failed to perform these duties in a manner that complied with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards, except for notices involving matters that have been resolved (and any cost of the resolution is included in the Middlefield

Financial Statements). For purposes of this Section 5.20, the term fiduciary capacity means (a) acting as trustee, executor, administrator, registrar of stocks and bonds, transfer agent, guardian, assignee, receiver, or custodian under a uniform gifts to minors act and (b) possessing investment discretion on behalf of another, and the term fiduciary capacity excludes The Middlefield Banking Company’s capacity concerning individual retirement accounts or the Middlefield Benefit Plan

5.21 Employees; Labor Matters.

5.21.1 There are no labor or collective bargaining agreements to which Middlefield Banc Corp. or a Middlefield Subsidiary is a party. There is no union organizing effort pending or, to the Knowledge of Middlefield Banc Corp., threatened against Middlefield Banc Corp. or a Middlefield Subsidiary. There is no labor strike, labor dispute (other than routine employee grievances not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of Middlefield Banc Corp., threatened against Middlefield Banc Corp. or a Middlefield Subsidiary. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Middlefield Banc Corp., threatened against Middlefield Banc Corp. or a Middlefield Subsidiary (other than routine employee grievances not related to union employees). To Middlefield Banc Corp.’s Knowledge, Middlefield Banc Corp. and each Middlefield Subsidiary is in compliance with all applicable laws governing employment and employment practices, terms and conditions of employment, and wages and hours, and are not engaged in unfair labor practices. Neither Middlefield Banc Corp. nor a Middlefield Subsidiary is a party to or bound by an agreement for leasing employees.

5.21.2 To Middlefield Banc Corp.’s Knowledge, all Persons who have been treated as independent contractors by Middlefield Banc Corp. or a Middlefield Subsidiary for Tax purposes satisfy the criteria to be so treated under all applicable federal, state and local Tax laws, rules and regulations.

5.22 Middlefield Banc Corp. Information Supplied. The information relating to Middlefield Banc Corp. and any Middlefield Subsidiary to be contained in the Registration Statement or in any other document filed with a Bank Regulator or Governmental Entity and relating to Middlefield Banc Corp., the Mergers, or the other transactions under this Agreement does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

5.23 Internal Controls.

5.23.1 The records, systems, controls, data and information of Middlefield Banc Corp. and Middlefield Subsidiaries are recorded, stored, maintained, and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Middlefield Banc Corp. or the Middlefield Subsidiaries or accountants (including all means of access), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence. Middlefield Banc Corp. and the Middlefield Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Middlefield Banc Corp. has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) to ensure that material information relating to it and the Middlefield Subsidiaries is made known to management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Securities Exchange Act of 1934 and Sections 302 and 906 of the Sarbanes-Oxley Act.

5.23.2 Based on its most recent evaluation before the date of this Agreement, Middlefield Banc Corp. has previously disclosed to its auditors and the audit committee of the Board of Directors any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and any fraud, regardless of whether material, involving management or employees who have a significant role in internal controls over financial reporting.

5.23.3 Since December 31, 2015, neither Middlefield Banc Corp. or any Middlefield Subsidiary nor, to Middlefield Banc Corp.’s Knowledge, any director, officer, employee, auditor, accountant or representative of Middlefield Banc Corp. or a Middlefield Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (whether concerning loan loss reserves, write-downs, charge-offs, accruals, or otherwise) of it or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that it or any of its subsidiaries has engaged in questionable accounting or auditing practices. Since December 31, 2015 no attorney representing Middlefield Banc Corp. or a Middlefield Subsidiary, regardless of whether employed by Middlefield Banc Corp. or a Middlefield Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty, or similar violation by Middlefield Banc Corp., a Middlefield Subsidiary, or any of their officers, directors, employees, or agents to Middlefield Banc Corp.’s Board of Directors or any committee thereof or to any of its directors or officers.

5.24 Merger Consideration. When issued in accordance with the terms of this Agreement, the shares of Middlefield Banc Corp. common stock to be issued in the Interim Merger will be duly authorized, validly issued, fully paid, non-assessable, and not subject to preemptive rights. Immediately before the Effective Time, Middlefield Banc Corp. will have sufficient cash to pay the aggregate Cash Consideration as required by Section 3.3.

5.25 SEC Filings. Middlefield Banc Corp. has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements, and information statements or other filings (“Middlefield SEC Reports”) required to be filed by it with the SEC. As of their respective dates, the Middlefield SEC Reports complied as to form in all material respects with the requirements of the Securities Exchange Act of 1934 or the Securities Act of 1933 and the applicable rules and regulations of the SEC promulgated thereunder. As of their respective dates and as of the date any information from the Middlefield SEC Reports has been incorporated by reference, the Middlefield SEC Reports did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein made, in light of the circumstances under which they were made, not misleading. Middlefield Banc Corp. has filed all material contracts, agreements, and other documents or instruments required to be filed as exhibits to the Middlefield SEC Reports.

5.26. Fairness Opinion. The Board of Directors of Middlefield Banc Corp. has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion dated the same date), from Donnelly Penman & Partners, Inc. to the effect that, subject to the terms, conditions, assumptions and qualifications therein, as of the date of the opinion the Merger Consideration to be provided by Middlefield Banc Corp. to the Liberty Bank stockholders in the Interim Merger is fair from a financial point of view to Middlefield Banc Corp. shareholders. The opinion has not been amended or rescinded as of the date of this Agreement.

ARTICLE 6

COVENANTS OF LIBERTY BANK

6.1 Conduct of Business – Affirmative Covenants. (a) Except with the advance written consent of Middlefield Banc Corp., which consent may not be unreasonably withheld, conditioned or delayed, from the date of this Agreement to the Effective Time Liberty Bank will operate its business only in the usual, regular and ordinary course of business, and will use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises.

(b) After Regulatory Approval, Liberty Bank Stockholder Approval and Middlefield Shareholder Approval of the Mergers and other transactions under this Agreement are obtained, Liberty Bank will declare a special dividend in an amount that is at least equal to the Base Special Dividend (as defined in Section 3.1.3). It is understood that, prior to the time Liberty Bank seeks regulatory approval to issue a special dividend pursuant to this Section 6.1(b), tax counsel for Liberty Bank and Middlefield Banc Corp will mutually agree on the amount, if any, by which the Base Special Dividend may be increased, which determination will be based on the process outlined in a memorandum approved by Liberty Bank and Middlefield Banc Corp. In no event will the special dividend declared or paid to the Liberty Bank stockholders be in an amount that adversely impacts the ability to render the tax opinion required under Section 9.3(d) of this Agreement.

(c) Liberty Bank will maintain Tier 1 Capital (as defined herein) of at least $28.3 million (after taking into account the Base Special Dividend required by Section 6.1(b) and defined in Section 3.1.3). In the event the amount of the special dividend paid to the Liberty Bank stockholders exceeds the Base Special Dividend, the Tier 1 Capital that Liberty Bank will be required to maintain will be reduced, on a dollar-for-dollar basis, by such Excess Amount (as defined in Section 3.1.3). For this purpose Tier 1 Capital means the sum of common equity Tier 1 Capital and additional Tier 1 Capital, as defined in OCC rules at 12 C.F.R. 3.2 (2016). It is understood and agreed that calculations made under this Section 6.1(c) shall be exclusive of expenses incurred in connection with the transactions contemplated by this Agreement, including but not limited to Liberty Bank’s information systems deconversion costs, any contract termination costs, costs relating to terminating any bank owned life insurance and split-dollar insurance arrangements, the retention bonuses paid pursuant to Section 7.10.3 hereof, the employee benefit plan termination required by Section 6.11 hereof, and up to (A) $200,000 for an (i) investment banking fairness opinion with respect to the transaction; (ii) accounting fees; (iii) proxy solicitation fees; and (iv), legal fees (other than those referred to in (B) below and litigation fees, (if any), incurred in connection with the transactions contemplated by this Agreement); and (B) $50,000 for tax related legal fees..

(d) Liberty Bank will use commercially reasonable efforts to obtain the consent, if required, of lessors or other contract parties for any lease or contract identified in Liberty Bank Disclosure Schedule 4.8.2. Liberty Bank will promptly inform Middlefield Banc Corp. of any lessor’s or other contract party’s consent or refusal to consent, if required.

6.2 Conduct of Business – Negative Covenants. Except as specifically permitted or required by this Agreement or as consented to in advance by Middlefield Banc Corp. in writing, which consent may not be unreasonably withheld, conditioned or delayed, from the date of this Agreement to the Effective Time Liberty Bank will not:

(A) take any action that would or is reasonably likely to prevent or impede the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986,

(B) change or waive any provision of its articles of association or bylaws, except as required by law

(C) issue any shares of Liberty Bank common stock, issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of Liberty Bank common stock, split, combine, or reclassify any shares of capital stock, declare, set aside, or pay any dividend or other distribution on its capital stock, or redeem or otherwise acquire any shares of capital stock, except that Liberty Bank may issue shares upon exercise of options or phantom stock rights identified in Liberty Disclosure Schedule 4.2.1 and Liberty Bank may continue to declare and pay regular cash dividends in amounts and with payment and record dates consistent with past practice (provided that declaration and payment of the final Liberty Bank dividend before the Effective Time is coordinated with Middlefield Banc Corp. so that holders of Liberty Bank common stock do not receive dividends on both Liberty Bank common stock and Middlefield Banc Corp. common stock for the same period), and except that Liberty Bank may pay the Special Dividend.

(D) enter into, amend in any material respect, or terminate a material contract or agreement, including without limitation a litigation settlement agreement, except as provided by this Agreement; for this purpose a material contract or agreement is one having a value exceeding or providing for payments exceeding $25,000 over the life of the contract or agreement,

(E) apply to open a branch or automated teller facility or give notice of the intent to close a branch or automated teller facility,

(F) increase salary or wages, grant or agree to pay a bonus (discretionary or otherwise) or severance or termination pay to, or enter into, renew, or amend an employment agreement, severance agreement, or supplemental executive agreement with, or increase the compensation or fringe benefits of, any director, officer, employee, or consultant except (1) as may be required by commitments existing on the date of this Agreement and disclosed in Liberty Bank Disclosure Schedules 4.8.1 and 4.12.1 or as required by this Agreement, (2) bonuses, incentive payments, and salary adjustments in the ordinary course of business consistent with past practice, or (3) as provided by this Agreement. Liberty Bank will not hire or promote an employee to a rank having a title of vice president or other more senior rank or hire a new employee at an annual rate of compensation exceeding $40,000, but Liberty Bank may hire at-will non-officer employees at an annual compensation rate not exceeding $30,000 to fill vacancies arising in the ordinary course of business. However, Liberty Bank may not hire a new employee without first seeking to fill the position internally,

(G) except as required by law, by the plan or agreement, or by the terms of this Agreement, enter into or modify a pension, retirement, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance, or other employee benefit, incentive, or welfare contract, plan, or arrangement, or any trust agreement related thereto for any director, officer, or employee, or make a contribution to a defined contribution or defined benefit plan not in the ordinary course of business or not consistent with past practice,

(H) merge or consolidate Liberty Bank with a Person, sell or lease all or a substantial portion of the assets or business of Liberty Bank, make an acquisition of all or a substantial portion of the business or assets of a other Person other than in foreclosure, settlement in lieu of foreclosure, troubled loan or debt restructuring, or collection of a loan or credit arrangement between Liberty Bank and a Person, enter into a purchase and assumption transaction for deposits and liabilities, incur deposit liabilities other than liabilities incurred in the ordinary course of business consistent with past practice and consistent with prevailing competitive rates, permit the revocation or surrender by Liberty Bank of its certificate of authority to maintain, or file an application for the relocation of, a branch office,

(I) except for transactions with the FHLB, subject an asset of Liberty Bank to a lien, pledge, security interest, or other encumbrance (excepting deposits, repurchase agreements, bankers acceptances, pledges in connection with acceptance of governmental deposits, transactions in “federal funds,” and satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice, or incur indebtedness for borrowed money or guarantee indebtedness, except in the ordinary course of business consistent with past practice;

(J) change its method, practice, or principle of accounting, except as may be required from time to time by GAAP (without optional early adoption) or regulatory accounting principles or by any Bank Regulator responsible for regulating Liberty Bank,

(K) waive, release, grant, or transfer any rights of value or modify or change existing indebtedness to which Liberty Bank is a party other than in the ordinary course of business consistent with past practice,

(L) increase its investment securities portfolio above the amount in the fiscal year 2016 budget provided to Middlefield Banc Corp.,

(M) subject to clause (L), purchase any securities except securities rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service and having a duration of three years or less,

(N) except for unexpired commitments issued before the date of this Agreement (other than unused portions of lines of credit) and disclosed in Liberty Bank Disclosure Schedule 6.2(N) and except for the renewal of existing lines of credit, (x) make or acquire a new loan or other credit facility commitment (including without limitation loan participation, line of credit, or letter of credit) exceeding $1.5 million or (y) make or acquire a new loan or other credit facility commitment (including without limitation loan participation, line of credit, or letter of credit) in an amount that would result in a lending relationship to a borrower or an affiliated group of borrowers exceeding $1.5 million; provided, however, that any of the proposed actions specified in (x) and (y) above will be permissible after Liberty Bank provides forty-eight (48) hours’ prior written notice thereof to Middlefield Banc Corp.

(O) enter into, renew, extend, or modify any other transaction (other than a deposit transaction) with an Affiliate,

(P) enter into a futures contract, option, interest rate cap, interest rate floor, interest rate exchange agreement, or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest,

(Q) except for execution of this Agreement and actions taken or to be taken in accordance with this Agreement, take any action that would create on the part of any individual a right to payment under the terms of an employment agreement,

(R) except as may be required by changes in applicable law or regulations, GAAP, regulatory accounting principles, or by a Bank Regulator, make any change in policies in force on the date of this Agreement regarding extension of credit or establishment of reserves for possible losses or charge-off of losses, investments, asset/liability management, or other banking policies,

(S) except for execution of this Agreement and except for the Mergers and other transactions under this Agreement and any terminations of employment, take any action that would accelerate the right to payment on the part of any individual under a Liberty Bank Benefit Plan,

(T) make capital expenditures exceeding $50,000 individually or $80,000 in the aggregate, other than for binding commitments existing on the date of this Agreement and disclosed in Liberty Bank Disclosure Schedule 6.2(T),

(U) purchase or otherwise acquire or sell or otherwise dispose of any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies,

(V) except for existing commitments to sell a participation interest in a loan, sell a participation interest in a loan, other than sales of loans secured by one-to-four-family real estate consistent with past practice, without first giving Middlefield Banc Corp. the first opportunity and a reasonable time to purchase the participation being sold, or purchase a participation interest in a loan other than purchases of participation interests from Middlefield Banc Corp.,

(W) except in the ordinary course of providing credit to customers as part of its banking business, undertake or enter into a lease, contract, or other commitment for Liberty Bank’s account involving payment by Liberty Bank of more than $35,000 annually or containing a financial commitment extending beyond 12 months from the date of this Agreement,

(X) except in the ordinary course of business consistent with past practice and involving solely money damages of up to $40,000 individually or $100,000 in the aggregate and that does not create adverse precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, pay, discharge, settle, or compromise a claim, action, litigation, arbitration, or proceeding,

(Y) except for actions disclosed in Liberty Bank Disclosure Schedule 6.2(Y), foreclose upon or take a deed or title to any commercial real estate without having a Phase I environmental assessment of the property conducted as of a reasonably current date and, if the Phase I environmental assessment of the property reveals the presence of Materials of Environmental Concern, providing notice to Middlefield Banc Corp. before the final sale,

(Z) purchase or sell a mortgage loan servicing right other than in the ordinary course of business consistent with past practice,

(AA) make, renew, or modify any loan, loan commitment, or other extension of credit if the loan, loan commitment, or other extension of credit is (x) contractually past due 90 days or more in the payment of principal or interest, or (y) on nonaccrual status, or (z) as of June 30, 2016 classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch list” or words of similar import.

(BB) except as required by law or for communications in the ordinary course of business consistent with past practice and not relating to the Mergers or other transactions under this Agreement, issue a broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) without first consulting with Middlefield Banc Corp. and, if the communication has to do with post-Closing employment or benefit or compensation information, without first obtaining Middlefield Banc Corp.’s consent, which consent may not be unreasonably withheld, conditioned, or delayed, or issue a broadly distributed communication of a general nature to customers without first obtaining Middlefield Banc Corp.’s approval, which approval may not be unreasonably withheld, conditioned, or delayed,

(CC) make, change, or rescind a material election concerning Taxes or Tax Returns, file an amended Tax Return, enter into a closing agreement regarding Taxes, settle or compromise a material Tax claim or assessment, or surrender a right to claim a refund of Taxes or obtain a Tax ruling,

(DD) take any action that would (1) materially adversely affect the ability of the parties to obtain Regulatory Approval or materially increase the time necessary to obtain Regulatory Approval, (2) materially adversely affect Liberty Bank’s ability to perform its covenants and agreements under this Agreement or (3) result in any representation and warranty in Article 4 not being true and correct on the date of this Agreement or at any future date on or before the Closing Date or result in any of the conditions of Article 9 not being satisfied,

(EE) enter into a contract to do or otherwise agree or commit to do any of the foregoing.

6.3 Current Information.

6.3.1 Subject to the confidentiality obligations of Article 11, from the date of this Agreement to the Effective Time Liberty Bank will cause one or more of its representatives to inform Middlefield Banc Corp. regarding Liberty Bank’s operations as Middlefield Banc Corp. reasonably requests. Liberty Bank will promptly notify Middlefield Banc Corp. of any material change in the ordinary course of its business or in the operation of its properties and, if permitted by applicable law, of a governmental complaint, investigation, hearing (or communications disclosing that a governmental complaint, investigation, or hearing is being considered), or institution or threat of material litigation involving Liberty Bank. In addition, senior officers of Middlefield Banc Corp. and Liberty Bank will meet monthly to review the financial and operational affairs of Liberty Bank and The Middlefield Banking Company. Liberty Bank will give due consideration to Middlefield Banc Corp.’s input about financial and operational affairs, with the understanding that neither Middlefield Banc Corp. nor The Middlefield Banking Company is permitted to exercise control of Liberty Bank before the Effective Time.

6.3.2 Liberty Bank and Middlefield Banc Corp. will cooperate regarding a plan for the conversion of data processing and related electronic informational systems of Liberty Bank to those used by Middlefield Banc Corp., including but not be limited to discussing the possible termination by Liberty Bank of third-party service provider arrangements effective at the Effective Time or at a later date thereafter, nonrenewal of personal property leases and software licenses used by Liberty Bank in its systems operations, retention of outside consultants and additional employees to assist with conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that Liberty Bank is not obligated to finally terminate arrangements or licenses before the Effective Time and, unless Liberty Bank otherwise agrees and provided it is permitted by applicable law, no conversion will occur before the Effective Time. Middlefield Banc Corp. and The Middlefield Banking Company will indemnify Liberty Bank for any reasonable out-of-pocket fees, expenses, or charges Liberty Bank incurs as a result of taking, at Middlefield Banc Corp.’s request, any action to facilitate data processing and systems conversion.

6.3.3 Subject to the confidentiality obligations of Article 11, within 15 Business Days after the end of each calendar month Liberty Bank will provide to Middlefield Banc Corp. a written list of (1) loans that are troubled debt restructuring, as defined in Accounting Standards Codification 310-40, (2) loans on nonaccrual, (3) real estate owned, (4) loans 30 days or more past due in principal or interest as of the end of the most recent month and (5) impaired loans. Liberty Bank will provide monthly to Middlefield Banc Corp. a schedule of all (x) loan grading changes and (y) loan approvals, showing the loan amount, loan type, and other material features of the loan. Liberty Bank will prepare and provide Middlefield Banc Corp. with the minutes of all Liberty Bank officer and director loan committee meetings within 10 Business Days of such meetings.

6.3.4 If permitted by applicable law, Liberty Bank will promptly inform Middlefield Banc Corp. upon receiving notice of any legal, administrative, arbitration, or other proceedings, demands, notices, audits, or investigations by any federal, state, or local commission, agency, or board relating to the alleged liability of Liberty Bank under any labor or employment law.

6.4 Access to Properties and Records. Subject to the confidentiality obligations of Article 11, upon reasonable notice and at reasonable times Liberty Bank will give Middlefield Banc Corp. access to Liberty Bank’s properties and those of the Liberty Bank Subsidiaries and will disclose and make available to Middlefield Banc Corp. during normal business hours books and records relating to the assets, properties, operations, obligations, and liabilities of Liberty Bank and the Liberty Bank Subsidiaries, including but not limited to books of account, tax records, minute books of directors’ and stockholders’ meetings (other than minutes recording discussions of this Agreement, the Mergers, the transactions under this Agreement, or any other subject matter Liberty Bank reasonably determines is confidential), organizational documents, bylaws, material contracts and agreements, filings with a regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which Middlefield Banc Corp. may have a reasonable interest; provided, however, that Liberty Bank is not required to provide access or disclose information if in Liberty Bank’s reasonable judgment doing so would interfere with the normal conduct of Liberty Bank’s business, violate or prejudice the rights or business interests or confidences of any customer or other Person or entity, result in waiver by Liberty Bank or a Liberty Bank Subsidiary of a privilege protecting communications with counsel, or contravene any applicable law. Liberty Bank will provide and will request that its auditors provide to Middlefield Banc Corp. historical financial information regarding Liberty Bank (and related audit reports and consents) as Middlefield Banc Corp. reasonably requests for Securities Law disclosure purposes. Middlefield Banc Corp. will use commercially reasonable efforts to minimize interference with Liberty Bank’s regular business operations. If requested by Middlefield Banc Corp. and at Middlefield Banc Corp.’s expense, Liberty Bank will permit Middlefield Banc Corp. to cause a Phase I environmental assessment to be performed at any physical location owned or leased by Liberty Bank and to cause an appraisal to be performed for any real property owned by Liberty Bank.

6.5 Financial and Other Statements. Subject to the confidentiality obligations of Article 11, Liberty Bank will furnish to Middlefield Banc Corp. copies of each annual, interim, or special audit of the financial statements of Liberty Bank made by Liberty Bank’s independent certified public accountant, along with a copy of each internal control report submitted to Liberty Bank by the independent accountant or by any other accounting firm rendering internal audit services. As soon as reasonably available but in no event later than the date filed with the OCC Liberty Bank will deliver to Middlefield Banc Corp. any Liberty Bank Regulatory Report filed by Liberty Bank. Within 25 days after the end of each month Liberty Bank will deliver to Middlefield Banc Corp. a balance sheet and a statement of operations prepared in accordance with current financial reporting practices but without notes, both for the month for the year to date, along with a comparison to budget. Liberty Bank will advise Middlefield Banc Corp. promptly upon receipt of an inquiry or examination report of a Bank Regulator regarding the condition or activities of Liberty Bank. With reasonable promptness Liberty Bank will furnish to Middlefield Banc Corp. such additional financial data that Middlefield Banc Corp. reasonably requests and that Liberty Bank possesses, including without limitation detailed monthly financial statements and loan reports and detailed deposit reports.

6.6 Maintenance of Insurance. Liberty Bank will use commercially reasonable efforts to maintain insurance in amounts that are reasonable to cover risks that are customary based on the character and location of Liberty Bank’s properties and the nature of its business, with coverage in amounts not less than that maintained by Liberty Bank as of the date of this Agreement and stated in Liberty Bank Disclosure Schedule 4.9.3. Liberty Bank will promptly inform Middlefield Banc Corp. if Liberty Bank receives notice from an insurance carrier that an insurance policy will be canceled, coverage reduced or eliminated, or premium costs substantially increased.

6.7 Disclosure Supplements. From time to time until the Effective Time Liberty Bank will promptly supplement or amend the Liberty Bank Disclosure Schedule to disclose anything that, if existing, occurring, or known on the date of this Agreement would have been disclosed in the Liberty Bank Disclosure Schedule, or to correct any inaccurate information in the Liberty Bank Disclosure Schedule.

6.8 Consents and Approvals of Third Parties. Liberty Bank will use commercially reasonable efforts and will cause each Liberty Bank Subsidiary to use commercially reasonable efforts to obtain as soon as practicable all consents and approvals of any Persons or entities necessary for the consummation of the Mergers or the other transactions under this Agreement.

6.9 All Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, Liberty Bank will use and will cause each Liberty Bank Subsidiary to use commercially reasonable efforts to take or cause to be taken all action and do or cause to be done all things necessary under applicable laws and regulations to consummate as promptly as practicable the Mergers and other transactions under this Agreement.

6.10 No Solicitation. From the date of this Agreement until termination of this Agreement Liberty Bank will not and will not permit any of its officers, directors, employees, representatives, affiliates, and agents (including without limitation investment bankers, attorneys, or accountants) to (x) initiate, solicit, knowingly encourage, or furnish assistance or nonpublic information for an inquiry or the making of a proposal that constitutes or that may reasonably be expected to lead to an Acquisition Proposal, or (y) enter into or maintain or continue discussions or negotiate with a Person in furtherance of an inquiry or the making of a proposal that constitutes or that may reasonably be expected to lead to an Acquisition Proposal, or (z) agree to or endorse any Acquisition Proposal. However, this Section 6.10 does not prohibit Liberty Bank’s Board of Directors from (a) complying with disclosure obligations under federal or state law, or (b) before the Liberty Bank Stockholder Meeting occurs, furnishing information to or engaging in discussions or negotiations with a Person making an Acquisition Proposal if and only to the extent that (1) the Liberty Bank Board of Directors determines in good faith (after consultation with financial and legal advisors), taking into account all legal, financial, and regulatory aspects of the proposal and the Person making the proposal, that the proposal, if consummated, is reasonably likely to result in a transaction more favorable to Liberty Bank’s stockholders from a financial point of view than the Mergers and (2) the Acquisition Proposal was not solicited by Liberty Bank and does not otherwise result from a breach of this Section 6.10 by Liberty Bank (a proposal satisfying clauses (1) and (2) being referred to herein as a “Superior Proposal”). In addition, this Agreement does not prohibit Liberty Bank from disclosing to its stockholders a position as required by Rule 14e-2 under the Securities Exchange Act of 1934 or otherwise disclosing any information to its stockholders the Liberty Bank Board of Directors determines in good faith (after consultation with legal counsel) it is required to disclose to fulfill its fiduciary duties to Liberty Bank stockholders under applicable law, subject to compliance with the requirements of this Section 6.10. Within two Business Days Liberty Bank must notify Middlefield Banc Corp. of inquiries, proposals, offers, or information requests or discussions or negotiations sought or continued with Liberty Bank or any of its representatives, identifying the Person and the material terms and conditions of any inquiries, proposals, offers, or information requests. Before furnishing information to or engaging in discussions or negotiations with a Person, Liberty Bank will obtain from the Person an executed confidentiality agreement in form and substance identical in all material respects to the March 21, 2016 Confidentiality Agreement between Boenning & Scattergood on behalf of Liberty Bank and Middlefield Banc Corp. For purposes of this Agreement “Acquisition Proposal” means a proposal or offer (other than the transactions contemplated hereunder) involving Liberty Bank for (1) merger, consolidation, share exchange, business combination, or other similar transactions, (2) sale, lease, exchange, mortgage, pledge, transfer, or other disposition of 25% or more of the assets of Liberty Bank in a single transaction or series of transactions, or (3) a tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of Liberty Bank or the filing of a registration statement under the Securities Act of 1933 for the offer of shares in exchange for Liberty Bank shares. Acquisition Proposal also includes a publicly announced proposal, plan, or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

6.11 Liberty Bank 401(k) Plan Termination. Liberty Bank will cause the Liberty Bank 401(k) Plan to be terminated so that termination becomes effective immediately before the Effective Time (the “401(k) Plan Termination Date”).

6.12 Takeover Laws Liberty Bank and its Board of Directors will use commercially reasonable efforts to ensure that no state takeover law or similar law or any takeover-related provision in Liberty Bank’s articles of association or bylaws is or becomes applicable to this Agreement, the Mergers, or any of the other transactions under this Agreement. If a state takeover law or similar law or a takeover-related provision in Liberty Bank’s articles of association or bylaws becomes applicable to this Agreement, the Mergers, or any of the other transactions under this Agreement, Liberty Bank and its Board of Directors will use commercially reasonable efforts to ensure that the Mergers and the other transactions under this Agreement may be consummated as promptly as practicable on the terms provided in this Agreement and otherwise to minimize the effect of takeover laws on this Agreement, the Mergers, and the other transactions under this Agreement.

6.13 Stockholder Litigation. Liberty Bank must notify Middlefield Banc Corp. promptly of any stockholder litigation against Liberty Bank or its directors or Affiliates relating to the Mergers or other transactions under this Agreement. Liberty Bank will give Middlefield Banc Corp. the opportunity to participate at its own expense in the defense or settlement of the litigation. Liberty Bank will not agree to settlement without Middlefield Banc Corp.’s advance written consent, which consent may not be unreasonably withheld, conditioned, or delayed.

ARTICLE 7

COVENANTS OF MIDDLEFIELD

7.1 Conduct of Business. (A) Except with the written consent of Liberty Bank, which consent will not be unreasonably withheld, conditioned, or delayed, during the period from the date of this Agreement to the Effective Time Middlefield Banc Corp. will and will cause each Middlefield Subsidiary to operate its business in the usual, regular, and ordinary course of business, use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises, and voluntarily will take no action that would (1) change or waive any provision of its articles of incorporation or code of regulations or bylaws in any way adverse to the rights of Liberty Bank stockholders, except as required by law, (2) materially adversely affect the ability of the parties to obtain Regulatory Approvals or materially increase the amount of time necessary to obtain approvals or consummate the Mergers, (3) materially adversely affect its ability to perform its covenants and agreements under this Agreement, (4) result in the conditions stated in Article 9 not being satisfied, or (5) prevent or impede, or be reasonably likely to prevent or impede, the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. Middlefield Banc Corp. shall ensure that MBC Interim Bank complies with and performs its obligations under this Agreement.

(B) Subject to the confidentiality obligations of Article 11, Middlefield Banc Corp. will promptly notify Liberty Bank of any material change in the ordinary course of Middlefield Banc Corp.’s business or operations of its properties and, if permitted by applicable law, of any governmental complaints, investigations, or hearings, or oral or written notice that a governmental complaint, investigation, or hearing is being considered, or institution or threat of material litigation involving Middlefield Banc Corp. or The Middlefield Banking Company.

7.2 Exchange Fund Deposit and Reserved Shares; Nasdaq Listing. Middlefield Banc Corp. will cause to be deposited with the Exchange Agent the Exchange Fund before the Effective Time. Until the Merger Consideration is paid in full, Middlefield Banc Corp. will reserve a sufficient number of shares of Middlefield Banc Corp. common stock to fulfill its obligations under this Agreement. Before the Effective Time, Middlefield Banc Corp. will cause shares of Middlefield Banc Corp. common stock issued in the Mergers to be authorized for listing on Nasdaq, subject to official notice of issuance.

7.3 Change in Capitalization. Until the Effective Time, Middlefield Banc Corp. will not issue any shares of Middlefield Banc Corp. common stock, issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, or split, combine, or reclassify any shares of capital stock, except that Middlefield Banc Corp. may issue shares of Middlefield Banc Corp. common stock (1) upon exercise of options granted or that may be granted under the Middlefield Benefit Plans, (2) as equity awards or equity-based awards under the Middlefield Benefit Plans, (3) under a dividend reinvestment and stock purchase plan.

7.4 Access to Properties and Records. Subject to the confidentiality obligations of Article 11, upon reasonable notice and at reasonable times Middlefield Banc Corp. will give Liberty Bank access to Middlefield Banc Corp.’s properties and those of the Middlefield Subsidiaries and will disclose and make available to Liberty Bank during normal business hours books and records relating to the assets, properties, operations, obligations, and liabilities of Middlefield Banc Corp. and the Middlefield Subsidiaries, including but not limited to books of account, tax records, minute books of directors’ and stockholders’ meetings (other than minutes recording discussions of this Agreement, the Mergers, the transactions under this Agreement, or any other subject matter Middlefield Banc Corp. reasonably determines is confidential), organizational documents, code of regulations or bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which Liberty Bank may have a reasonable interest; provided, however, Middlefield Banc Corp. is not required to provide access or disclose information if in Middlefield Banc Corp.’s reasonable judgment doing so would interfere with the normal conduct of Middlefield Banc Corp.’s business, violate or prejudice the rights or business interests or confidences of any customer or other Person or entity, result in waiver by Middlefield Banc Corp. or a Middlefield Subsidiary of a privilege protecting communications with counsel, or contravene any applicable law.

7.5 Financial and Other Statements. Subject to the confidentiality obligations of Article 11, until the Effective Time (a) Middlefield Banc Corp. will furnish to Liberty Bank a copy of each annual, interim, or special audit of the financial statements of Middlefield Banc Corp. and the Middlefield Subsidiaries made by independent registered public accountants, along with a copy of each internal control report submitted to Middlefield Banc Corp. by the independent accountant or by any other accounting firm rendering internal audit services, (b) Middlefield Banc Corp. will deliver to Liberty Bank the Middlefield Regulatory Report filed by Middlefield Banc Corp. or The Middlefield Banking Company, (c) Middlefield Banc Corp. will advise Liberty Bank promptly upon receipt of an inquiry or examination report of a Bank Regulator regarding the condition or activities of Middlefield Banc Corp. or The Middlefield Banking Company, and (d) with reasonable promptness Middlefield Banc Corp. will furnish to Liberty Bank such additional financial data that Liberty Bank reasonably requests and that Middlefield Banc Corp. possesses, including without limitation detailed monthly financial statements and loan reports and detailed deposit reports.

7.6 Maintenance of Insurance. Middlefield Banc Corp. will use commercially reasonable efforts to maintain insurance in such amounts as are reasonable to cover risks that are customary based on the character and location of Middlefield Banc Corp.’s properties and the nature of its business, with coverage in amounts not less than that maintained by Middlefield Banc Corp. as of the date of this Agreement and stated on Middlefield Disclosure Schedule 5.9.3. Middlefield Banc Corp. will promptly inform Liberty Bank if Middlefield Banc Corp. receives notice from an insurance carrier that an insurance policy will be canceled, coverage reduced or eliminated, or premium costs substantially increased.

7.7 Disclosure Supplements. From time to time until the Effective Time Middlefield Banc Corp. will promptly supplement or amend the Middlefield Disclosure Schedule to disclose anything that, if existing, occurring, or known on the date of this Agreement would have been disclosed in the Middlefield Disclosure Schedule, or to correct any inaccurate information in the Middlefield Disclosure Schedule.

7.8 Consents and Approvals of Third Parties. Middlefield Banc Corp. will use commercially reasonable efforts and will cause each Middlefield Subsidiary to use commercially reasonable efforts to obtain as soon as practicable consents and approvals of any Persons necessary for consummation of the Mergers or other transactions under this Agreement.

7.9 All Reasonable Efforts. Subject to the terms and conditions of this Agreement, Middlefield Banc Corp. will use and will cause each Middlefield Subsidiary to use commercially reasonable efforts in good faith to take or cause to be taken all action and do or cause to be done all things necessary under applicable laws and regulations to consummate as promptly as practicable the Mergers and other transactions under this Agreement.

7.10 Liberty Bank Personnel.

7.10.1 Middlefield Banc Corp. and The Middlefield Banking Company shall endeavor to retain as many of the current officers and employees of Liberty Bank as is commercially reasonable and possible in light of its banking template and post-Mergers business plans. It is understood and agreed that nothing in this Section 7.10.1 or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give said employees any rights other than as employees at will under Ohio law and said employees shall not be deemed to be third-party beneficiaries of this provision. Liberty Bank employees who become employees of Middlefield Banc Corp. or The Middlefield Banking Company after the Effective Time (“Continuing Employees”) will be eligible to participate in any Middlefield Benefit Plan of similar character available to other employees of Middlefield Banc Corp. or The Middlefield Banking Company (other than any nonqualified deferred compensation plan or agreement, employment agreement, or change in control agreement). Solely for purposes of determining eligibility for and any applicable vesting period (and not for benefit accrual purposes), Continuing Employees who become participants in a Middlefield Benefit Plan will receive credit for eligibility and vesting requirements for service as Liberty Bank employees before the Effective Time. This Agreement does not restrict the ability of Middlefield Banc Corp. or The Middlefield Banking Company from and after the Effective Time to terminate employment of any Liberty Bank employee. Except for contractual commitments, if any, specifically made or assumed by Middlefield Banc Corp. under this Agreement or by operation of law, neither Middlefield Banc Corp. nor any Middlefield Subsidiary is obliged after the Effective Time to continue the employment or particular job responsibilities or specified level of compensation, benefits, or perquisites of any Person employed by Liberty Bank at the Effective Time.

7.10.2 Unless superseded by an agreement entered into with Middlefield Banc Corp. or any Middlefield Subsidiary, Middlefield Banc Corp. will honor (x) employment and change in control severance agreements entered into before April 19, 2016, which are identified in Liberty Bank Disclosure Schedule 4.12.1, and (y) split-dollar agreements identified in Liberty Bank Disclosure Schedule 4.26. The estimated amounts payable under the employment and change in control severance agreements are stated in the Liberty Bank Benefits Schedule in Liberty Bank Disclosure Schedule 4.12.12. Despite anything in this Agreement to the contrary, however, Middlefield Banc Corp. is not required to make and Middlefield Banc Corp. will not make a payment that would constitute a “parachute payment” (as that term is defined in Internal Revenue Code Section 280G and Internal Revenue Service implementing regulations). If a payment would constitute a parachute payment, the payment will be reduced to one dollar less than the amount beyond which the payment would be considered a parachute payment. As a condition to entitlement to change-in-control payments or severance payment under an agreement identified in Liberty Bank Disclosure Schedule 4.12.1, the Liberty Bank executive identified in Liberty Bank Disclosure Schedule 4.12.1 must agree to comply with the noncompete and nonsolicitation restrictions on terms comparable to the noncompete and nonsolicitation restrictions stated in the agreement identified in Liberty Bank Disclosure Schedule 4.12.1.

7.10.3 Excluding any Liberty Bank employee who is a party to an employment, change-in-control, or other agreement identified in Liberty Bank Disclosure Schedule 4.12.1 that provides for severance payments, Middlefield Banc Corp. will pay severance as provided in this Section 7.10.3 to any Person who is an employee of Liberty Bank at the Effective Time but whose employment does not continue with Middlefield Banc Corp. or The Middlefield Banking Company after the Effective Time or whose employment is terminated within one year after the Effective Time, excluding any employee terminated for cause. As a condition to entitlement to severance pay, Employees must execute appropriate release of claims documents. For purposes of this provision, cause means termination because of material neglect of or material refusal to perform any duty or responsibility as an employee other than as a result of sickness, accident, or similar cause beyond an employee’s reasonable control, dishonesty, commission of a crime (other than minor traffic violations), or misconduct. Severance under this Section 7.10.3 is one (1) week of base pay for each full year of service (including service with Liberty Bank, Middlefield Banc Corp., or a subsidiary of either), with a minimum of 4 weeks and a maximum of 26 weeks of base pay. For purposes of this provision, base pay means base salary before pre-tax deductions for a salaried employee, and for an hourly employee the employee’s total scheduled hours (prorated, as appropriate) before any pre- tax deductions for the 12 full calendar months preceding the month in which the Effective Time occurs. In addition to severance under this Section 7.10.3, Middlefield Banc Corp. may pay retention or other incentive bonuses to Liberty Bank employees identified by Middlefield Banc Corp. after consulting with Liberty Bank, as critical to data processing or other transition tasks or who are otherwise determined by Middlefield Banc Corp. to be key officers or employees. Retention bonuses may have a vesting term of up to two years, with bonus forfeiture occurring for termination before vesting. Retention bonuses, if any, would be in addition to any bonus for which any former Liberty Bank officer or employee may be eligible as an employee of Middlefield Banc Corp. or The Middlefield Banking Company.

7.10.4 Middlefield Banc Corp. will make available to any Person who is an employee of Liberty Bank at the Effective Time but whose employment does not continue with Middlefield Banc Corp. or The Middlefield Banking Company after the Effective Time or whose employment is terminated within one year after the Effective Time, (excluding any employee terminated for cause), career placement counseling and professional counseling services through Middlefield Banc Corp.’s employee assistance program.

7.10.5 Positions (other than for those executive officers named in Middlefield Banc Corp.’s latest proxy statement and those officers designated as Regulation O officers), which become open with Middlefield Banc Corp., The Middlefield Banking Company or any of the Middlefield Subsidiaries in the ordinary course of business will be communicated to Liberty Bank’s Chief Financial Officer, Richard Ebner, after the date of this Agreement, and Liberty Bank employees will be given an opportunity to apply for such positions.

7.11 Board. Middlefield Banc Corp. will take all necessary action to fulfill its obligation under Section 2.5.3 to appoint Messrs. Valerian and Bevan to serve as directors of Middlefield Banc Corp. immediately after the Effective Time. If, prior to the Effective Time, either Messrs. Valerian and/or Bevan is unable to serve, Liberty Bank will designate a mutually agreed upon successor(s) for appointment to Middlefield Banc Corp.’s Board of Directors. Middlefield Banc Corp. also will maintain after the Effective Time a Northeast Ohio Advisory Board. Prior to the Effective Time, Middlefield Banc Corp. will consult with the Liberty Bank Board of Directors about the composition of the Northeast Ohio Advisory Board.

7.12 Director, Officer and Employee Indemnification and Director and Officer Insurance.

7.12.1 For six years after the Effective Time, Middlefield Banc Corp. will maintain directors’ and officers’ liability insurance for actions, omissions, or events occurring before the Effective Time, covering persons who on the date of this Agreement are covered by Liberty Bank’s current directors’ and officers’ liability insurance policy. The coverage will be on terms substantially equivalent to the terms of Liberty Bank’s coverage on the date of this Agreement; provided, however, Middlefield Banc Corp. is not required to expend annually under this Section 7.12.1 an amount exceeding 150% of Liberty Bank’s cost for directors’ and officers’ liability insurance coverage on the date of this Agreement as set forth on Liberty Bank Disclosure Schedule 7.12.1 (the “Maximum Amount”). If the cost of coverage exceeds the Maximum Amount, Middlefield Banc Corp. will instead maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Amount. Instead of the directors’ and officers’ liability insurance coverage outlined in this Section 7.12.1, Middlefield Banc Corp., or Liberty Bank with the consent of Middlefield Banc Corp., which consent will not be unreasonably withheld, may obtain at or before the Effective Time a prepaid tail policy providing single-limit equivalent coverage to that described in this Section 7.12.1 for a per annum premium cost not to exceed 150% of the annual premium most recently paid by Liberty Bank. Written evidence of the directors’ and officers’ liability insurance coverage secured pursuant to this Section 7.12.1 will be provided to the Liberty Bank directors and officers at Closing. So that Middlefield Banc Corp. may fulfill its agreement to provide directors’ and officers’ liability insurance policies for six years, Liberty Bank agrees to provide the insurer or substitute insurer with such representations as the insurer may reasonably request for reporting of prior claims.

7.12.2 In addition to Section 7.12.1, Middlefield Banc Corp. will for six years after the Effective Time and to the fullest extent permitted under applicable law and Liberty Bank’s articles of association and bylaws indemnify, defend, and hold harmless each Person who is on the date of this Agreement, who has been at any time before the date hereof, or who before the Effective Time becomes an officer, director or employee of Liberty Bank, or a Liberty Bank Subsidiary (“Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorneys’ fees), liabilities, judgments, or amounts that are paid in settlement (provided settlement occurred with the advance written consent of Middlefield Banc Corp., not unreasonably withheld, conditioned, or delayed) of or for any claim, action, suit, proceeding, or investigation, whether civil, criminal, or administrative (“Claim”) in which an Indemnified Party is or is threatened to be made a party or witness in whole or in part or arising in whole or in part on account of the Person being or having been an officer or director of Liberty Bank or serving or having before the Effective Time at the request of any such party as a director, officer, employee, trustee, or partner of another Person or benefit plan if the Claim pertains to any matter of fact arising, existing, or occurring before the Effective Time (including without limitation the Mergers and the other transactions under this Agreement), regardless of whether the Claim is asserted or claimed before or after the Effective Time. An Indemnified Party wishing to claim indemnification under this Section 7.12.2 must upon learning of the notify Middlefield Banc Corp., but failure to notify Middlefield Banc Corp. does not relieve Middlefield Banc Corp. from liability it may have under this Section 7.12.2 unless failure to notify Middlefield Banc Corp. materially prejudices Middlefield Banc Corp. If a Claim is made before or after the Effective Time Middlefield Banc Corp. may assume the defense (and the Indemnified Parties will cooperate in the defense), and Middlefield Banc Corp. is not liable to any Indemnified Party for legal expenses of other counsel or other expenses subsequently incurred by any Indemnified Party. If Middlefield Banc Corp. elects not to assume the defense, or if counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (regardless of whether any have yet actually arisen) issues raising conflicts of interest between Middlefield Banc Corp. and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and Middlefield Banc Corp. is responsible for paying reasonable fees and expenses of counsel for the Indemnified Parties. Middlefield Banc Corp. is obligated for no more than one counsel for all Indemnified Parties unless there is a conflict of interest requiring more than one counsel. Middlefield Banc Corp. is not liable for any settlement effected without its advance written, which consent may not be unreasonably withheld, conditioned, or delayed. Middlefield Banc Corp. will advance expenses as incurred in each case upon receipt of an undertaking from the Indemnified Party to repay advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that the Indemnified Party is not entitled to indemnification.

7.12.3 If either Middlefield Banc Corp. or a successor or assign of Middlefield Banc Corp. consolidates with or merges into another Person and is not the continuing or surviving company or entity or transfers all or substantially all of its properties and assets to a Person, proper provision will be made so that the surviving company or entity or transferee assumes the obligations of

7.12.4 Middlefield Banc Corp.’s obligations under this Section 7.12 are enforceable against Middlefield Banc Corp. directly by the Indemnified Parties and are binding on all respective successors and permitted assigns of Middlefield Banc Corp.

7.13 Communications to Employees; Training. With a representative of Liberty Bank permitted to attend, Middlefield Banc Corp. will meet with Liberty Bank employees to discuss this Agreement as promptly as practicable after execution of this Agreement, meeting at such locations as Middlefield Banc Corp. and Liberty Bank mutually agree. Middlefield Banc Corp. and Liberty Bank will agree in advance about the scope and content of communications to Liberty Bank employees regarding this Agreement. At mutually agreed times after execution of this Agreement and with a representative of Liberty Bank permitted to attend, representatives of Middlefield Banc Corp. may meet with Liberty Bank employees to discuss employment opportunities. From and after the first date on which Regulatory Approvals and Liberty Bank Stockholder Approval are obtained, for the benefit of Liberty Bank employees Middlefield Banc Corp. may conduct training sessions outside of normal business hours or at other times as Liberty Bank agrees and may conduct training seminars at any branch location of Liberty Bank. Middlefield Banc Corp. will in good faith attempt to schedule training sessions in a manner not unreasonably interfering with Liberty Bank’s normal business operations.

7.14 Exemption from Liability Under Section 16(b). Middlefield Banc Corp. shall take all steps as may be necessary or appropriate to cause the transactions contemplated by Article 3 and any other acquisitions of equity securities of Middlefield Banc Corp. in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended.

ARTICLE 8

REGULATORY FILINGS, LIBERTY BANK STOCKHOLDER MEETING AND MIDDLEFIELD SHAREHOLDER MEETING

8.1 Proxy Statement-Prospectus; Registration Statement.

8.1.1 (a) Middlefield Banc Corp. will prepare the Registration Statement to be filed with the SEC for the offer and sale in the Mergers of Middlefield Banc Corp. common stock to holders of Liberty Bank common stock. Within 60 days after the date of this Agreement, Middlefield Banc Corp. will file the Registration Statement with the SEC. Including a proxy statement of Liberty Bank, and if necessary a proxy statement of Middlefield Banc Corp., and including a prospectus of Middlefield Banc Corp., the Registration Statement will satisfy all requirements of applicable state securities, the Securities Act of 1933, the Securities Exchange Act of 1934, and rules and regulations thereunder. The proxy statement/prospectus in the form to be mailed to the Liberty Bank stockholders, and to Middlefield Banc Corp. shareholders, together with amendments or supplements thereto, is referred herein to as the “Proxy Statement-Prospectus.” Middlefield Banc Corp. will give to Liberty Bank and its counsel a reasonable opportunity to review and comment on the Registration Statement, including the Proxy Statement-Prospectus and all pre-effective and post-effective amendments to the Registration Statement and supplements to the Proxy Statement Prospectus. Middlefield Banc Corp. will incorporate all appropriate comments on the Registration Statement and the Proxy Statement-Prospectus before Middlefield Banc Corp. files the Registration Statement or amendments with the SEC. Each of Middlefield Banc Corp. and Liberty Bank will use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act of 1933 as promptly as practicable after filing. Middlefield Banc Corp. also will use commercially reasonable efforts to obtain state securities law or blue sky permits and approvals that are necessary to carry out the Mergers and other transactions under this Agreement.

(b) Liberty Bank will cooperate in preparation of the Registration Statement. Liberty Bank will furnish to Middlefield Banc Corp. all information concerning Liberty Bank and the holders of Liberty Bank common stock reasonably requested by Middlefield Banc Corp. so that Middlefield Banc Corp. may complete the Registration Statement, cause the Registration Statement to become effective, and obtain all necessary blue sky permits and approvals.

8.1.2 Middlefield Banc Corp. will advise Liberty Bank promptly after Middlefield Banc Corp. receives notice of the Registration Statement being declared effective, of issuance of a stop order or suspension of registration of Middlefield Banc Corp. common stock issuable under the Registration Statement, initiation or threat of any proceeding for any such purpose, or of a request by the SEC for amendment or supplement of the Registration Statement or for additional information. Middlefield Banc Corp. will advise Liberty Bank before any supplement or amendment is filed and Middlefield Banc Corp. will provide Liberty Bank with as many copies of the Registration Statement and all amendments as Liberty Bank reasonably requests.

8.1.3 Liberty Bank and Middlefield Banc Corp. will promptly notify each other if at any time it becomes aware that the Proxy Statement-Prospectus or the Registration Statement contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Liberty Bank will cooperate with Middlefield Banc Corp. in preparation of a supplement or amendment correcting the misstatement or omission, Middlefield Banc Corp. will file the amended Registration Statement with the SEC, and Liberty Bank will mail an amended Proxy Statement-Prospectus to its stockholders and Middlefield Banc Corp. will mail an amended Proxy Statement-Prospectus to its shareholders.

8.2 Liberty Bank Stockholder Meeting and Middlefield Shareholder Meeting.

8.2.1 Liberty Bank will duly call, give notice of, convene, and hold an annual or special meeting of stockholders for the purpose of considering this Agreement and the Mergers (including postponements or adjournments, the “Liberty Bank Stockholder Meeting”). When the Registration Statement is declared effective Liberty Bank will promptly thereafter mail the Proxy Statement-Prospectus to its stockholders. As provided in Liberty Bank’s By Laws, the Liberty Bank Stockholder Meeting will be held no fewer than 10 days and no more than 90 days after the Proxy Statement-Prospectus is mailed. Liberty Bank’s Board of Directors will solicit proxies for use at the meeting and will recommend to stockholders that they vote for approval and adoption of this Agreement and the Mergers. Liberty Bank’s Board of Directors may decline to recommend a vote in favor or may withdraw, modify, or change the recommendation if and only if, after consulting with and considering the advice of financial and legal advisors, the Board of Directors determines that making a recommendation to vote in favor, or failing to withdraw, modify, or change the recommendation, would be a breach of the directors’ fiduciary duties under applicable law.

8.2.2 Middlefield Banc Corp., will duly call, give notice of, convene, and hold an annual or special meeting of shareholders for the purpose of considering this Agreement and the Mergers (including postponements or adjournments, the “Middlefield Shareholder Meeting”). When the Registration Statement is declared effective Middlefield Banc Corp. will promptly thereafter mail the Proxy Statement-Prospectus to its shareholders. As provided in the Middlefield Banc Corp. Code of Regulations, the Middlefield Shareholder Meeting will be held no fewer than 10 days and nor more than 90 days after the Proxy Statement – Prospectus is mailed.

8.3 Regulatory Approvals. (a) Liberty Bank and Middlefield Banc Corp. will cooperate with each other and use commercially reasonable efforts to promptly prepare and as soon as practicable after the date of this Agreement file all necessary documentation to obtain all permits, consents, waivers, approvals, and authorizations of the Bank Regulators or any other third parties or Governmental Entities necessary for completing the Mergers and other transactions under this Agreement. Middlefield Banc Corp. and The Middlefield Banking Company will prepare and file an Interagency Bank Merger Act Application with the FDIC, the OCC, and the Ohio Division of Financial Institutions within 30 days after the date of this Agreement. If separate OCC approval of the special dividend to be paid pursuant to Section 6.1(b) is necessary, Liberty Bank will submit to the OCC any application or notice necessary to obtain approval.

(b) Liberty Bank and Middlefield Banc Corp. will furnish each other and each other’s counsel with information concerning themselves, their Subsidiaries, directors, officers, respective stockholders and shareholders, and other matters as is necessary or advisable for any application, petition, or other statement made by or on behalf of Liberty Bank or Middlefield Banc Corp. to a Bank Regulator or Governmental Entity regarding the Mergers or any other transactions under this Agreement. Liberty Bank is entitled to review and approve in advance all characterizations of the information relating to Liberty Bank appearing in any filing made in accordance with this Agreement with a Governmental Entity. In addition, Liberty Bank and Middlefield Banc Corp. will furnish to each other for review in advance a copy of each filing to be made in accordance with this Agreement with a Governmental Entity. Liberty Bank and Middlefield Banc Corp. will cooperate with each other and use commercially reasonable efforts to satisfy Regulatory Approval conditions to allow for completion of the Mergers and other transactions under this Agreement.

8.4 Public Disclosure. Middlefield Banc Corp. will file with the SEC within four Business Days after entering into this Agreement a Form 8-K Current Report disclosing this Agreement, with a copy of this Agreement attached as an exhibit. Liberty Bank and Middlefield Banc Corp. will jointly agree to the terms of and jointly issue a press release regarding this Agreement, the Mergers, and other transactions under this Agreement. Without advance approval of the other and except as otherwise may be required to be made by applicable law or regulation, neither Liberty Bank nor Middlefield Banc Corp. will issue any other press release or written statement for general circulation regarding this Agreement, the Mergers, or other transactions under this Agreement.

ARTICLE 9

CLOSING CONDITIONS

9.1 Conditions to Closing. The obligation of each party to effect the Closing of the transactions under this Agreement, including the Mergers, is subject to the fulfillment at or before the Closing Date of the following conditions, any of which may be waived:

(a) Stockholder and Shareholder Approvals. This Agreement, the Mergers, and other transactions under this Agreement are approved and adopted by the requisite vote of the stockholders of Liberty Bank, and approved and adopted by the requisite vote of the shareholders of Middlefield Banc Corp.

(b) Injunctions. None of the parties hereto is subject to an order, decree, or injunction of a court or agency of competent jurisdiction, and no statute, rule, or regulation is enacted, entered, promulgated, interpreted, applied, or enforced by a Governmental Entity or Bank Regulator that enjoins or prohibits consummation of the Mergers or other transactions under this Agreement.

(c) Regulatory Approval. All Regulatory Approvals required to complete the Merger are obtained and remain in full force and effect and all waiting periods relating thereto expire, and no approval, authorization, or consent contains conditions or requirements that would result in a Material Adverse Effect on Middlefield Banc Corp. or Liberty Bank.

(d) Effectiveness of Registration Statement. The Registration Statement is effective under the Securities Act of 1933, no stop order suspending the Registration Statement’s effectiveness is issued, no proceedings for that purpose are initiated or threatened by the SEC, and, if the offer and sale of Middlefield Banc Corp. common stock in the Interim Merger is subject to the state securities or “blue sky” laws of any state, is not subject to a stop order of any state securities commissioner.

(e) Stock Exchange Listing. The shares of Middlefield Banc Corp. common stock to be issued to the holders of Liberty Bank common stock upon consummation of the Interim Merger are authorized for listing on Nasdaq, subject only to official notice of issuance.

9.2 Conditions to the Obligations of Middlefield Unless waived in writing by Middlefield Banc Corp., the Closing obligations of Middlefield Banc Corp. and The Middlefield Banking Company are subject to satisfaction at or before the Closing Date of the following conditions.

(a) Representations and Warranties. The representations and warranties of Liberty Bank set forth in this Agreement were true and correct as of the date of this Agreement and (except to the extent the representations and warranties are explicitly stated as being true and correct solely as of a specific date) remain true and correct as of the Closing Date with the same effect as though the representations and warranties are made anew as of the Closing Date, in any case subject to the materiality standard of Article 4, and Liberty Bank delivers to Middlefield Banc Corp. a certificate to that effect signed by the Chief Executive Officer and the Chief Financial Officer of Liberty Bank and dated the Closing Date.

(b) Agreements and Covenants. Liberty Bank performs in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it, and delivers to Middlefield Banc Corp. a certificate to that effect signed on behalf of Liberty Bank by the Chief Executive Officer and Chief Financial Officer of Liberty Bank and dated the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement no event or circumstance has arisen or occurred that has had a Material Adverse Effect on Liberty Bank.

(d) Regulatory Conditions. No Bank Regulator or Governmental Authority has taken any action or made a determination or imposed conditions on the Regulatory Approval, and no law has been enacted or deemed applicable to the Mergers or other transactions under this Agreement, that Middlefield Banc Corp. reasonably believes will impose restrictions, burdens, or conditions having or that will after the Effective Time have individually or in the aggregate a Material Adverse Effect on Middlefield Banc Corp. or The Middlefield Banking Company.

(e) Consent. Liberty Bank obtains the consent required with respect to the Twinsburg location, as specified on Liberty Bank Disclosure Schedule 4.8.2.

9.3 Conditions to the Obligations of Liberty Bank. Unless waived in writing by Liberty Bank, Liberty Bank’s Closing obligations are subject to satisfaction at or before the Closing Date of the following conditions.

(a) Representations and Warranties. The representations and warranties of Middlefield Banc Corp. and The Middlefield Banking Company set forth in this Agreement were true and correct as of the date of this Agreement and (except to the extent the representations and warranties are explicitly stated as being true and correct solely as of a specific date) remain true and correct as of the Closing Date with the same effect as though the representations and warranties are made anew as of the Closing Date, in any case subject to the materiality standard of Article 5, and Middlefield Banc Corp. and The Middlefield Banking Company deliver to Liberty Bank a certificate to that effect signed by the Chief Executive Officer and the Chief Financial Officer of Middlefield Banc Corp. and The Middlefield Banking Company and dated the Closing Date.

(b) Agreements and Covenants. Middlefield Banc Corp. and The Middlefield Banking Company perform in all material respects all obligations and comply in all material respects with all agreements or covenants to be performed or complied with by each of them, and deliver to Liberty Bank a certificate to that effect, dated as of the Closing Date and signed by the Chief Executive Officer and Chief Financial Officer.

(c) No Material Adverse Effect. Since the date of this Agreement no event or circumstance has arisen or occurred that has had a Material Adverse Effect on Middlefield Banc Corp. or The Middlefield Banking Company.

(d) Tax Opinion. Liberty Bank receives an opinion of Tucker Ellis LLP, counsel to Liberty Bank, dated the Closing Date, stating that the Mergers constitute a reorganization under Section 368(a) of the Internal Revenue

Code of 1986. Counsel may require and rely upon customary representations contained in certificates of officers of Middlefield Banc Corp., The Middlefield Banking Company, and Liberty Bank, reasonably satisfactory in form and substance to such counsel.

(e) Payment of Merger Consideration. Middlefield Banc Corp. delivers the Exchange Fund to the Exchange Agent on or before the Closing Date.

(f) Consent. Liberty Bank obtains the consent required with respect to the Twinsburg location, as specified on Liberty Bank Disclosure Schedule 4.8.2.

ARTICLE 10

TERMINATION, AMENDMENT AND WAIVER

10.1 Termination. Except as may be provided in this Article 10, this Agreement may be terminated at any time before the Closing Date, whether before or after the Liberty Bank Stockholder and the Middlefield Shareholder Approval. Termination of this Agreement is effected upon a vote of a majority of the entire Board of Directors of the terminating party. Termination may be effected under this Article 10 by:

10.1.1 Mutual Agreement to Terminate. By mutual agreement of Liberty Bank, on one hand, and Middlefield Banc Corp. and The Middlefield Banking Company, on the other hand.

10.1.2(a) Termination by Liberty Bank Because of Breach by Middlefield Banc Corp. or The Middlefield Banking Company of Representations and Warranties. Provided Liberty Bank is not in breach of any of its representations, warranties, covenants, or other agreements in this Agreement, by Liberty Bank if Middlefield Banc Corp. or The Middlefield Banking Company is in breach of any of its representations or warranties in this Agreement, which breach by its nature cannot be cured before the Closing Date or is not cured within 30 days after Liberty Bank gives written notice of the breach; provided, however, that Liberty Bank is not entitled to terminate this Agreement under this Section 10.1.2(a) unless the breach of representations or warranties, together with all other breaches, would entitle Liberty Bank under Article 9 not to consummate the Mergers and other transactions under this Agreement.

10.1.2(b) Termination by Middlefield Because of Breach by Liberty Bank of Representations and Warranties. Provided Middlefield Banc Corp. and The Middlefield Banking Company are not in breach of any of their representations, warranties, covenants, or other agreements in this Agreement, by Middlefield Banc Corp. or The Middlefield Banking Company if Liberty Bank is in breach of any of its representations or warranties in this Agreement, which breach by its nature cannot be cured before the Closing Date or is not cured within 30 days after Middlefield Banc Corp. or The Middlefield Banking Company gives written notice of the breach; provided, however, that Middlefield Banc Corp. and The Middlefield Banking Company are not entitled to terminate this Agreement under this Section 10.1.2(b) unless the breach of representations or warranties, together with all other breaches, would entitle Middlefield Banc Corp. and The Middlefield Banking Company under Article 9 not to consummate the Mergers and other transactions under this Agreement.

10.1.3(a) Termination by Liberty Bank Because of Breach of Covenants by Middlefield Banc Corp. or The Middlefield Banking. Provided Liberty Bank is not in breach of any of its representations, warranties, covenants, or other agreements in this Agreement, by Liberty Bank if Middlefield Banc Corp. or The Middlefield Banking Company fail to perform or comply with any of their covenants or agreements in this Agreement, which failure by its nature cannot be cured before the Closing Date or is not cured within 30 days after Liberty Bank gives written notice of the breach; provided, however, that Liberty Bank is not entitled to terminate this Agreement under this Section 10.1.3(a) unless the breach of covenant or agreement, together with all other breaches, would entitle Liberty Bank under Article 9 not to consummate the Mergers and other transactions under this Agreement.

10.1.3(b) Termination by Middlefield Because of Breach of Covenants by Liberty Bank. Provided Middlefield Banc Corp. and The Middlefield Banking Company are not in breach of any of their representations, warranties, covenants, or other agreements in this Agreement, by Middlefield Banc Corp. or The Middlefield Banking Company if Liberty Bank fails to perform or comply with any of its covenants or agreements in this Agreement, which failure by its nature cannot be cured before the Closing Date or is not cured within 30 days after Middlefield Banc Corp. or The Middlefield Banking Company gives written notice of the breach; provided, however, that Middlefield Banc Corp. and The Middlefield Banking Company are not entitled to terminate this Agreement under this Section 10.1.3(b) unless the breach of covenant or agreement, together with all other breaches, would entitle Middlefield Banc Corp. and The Middlefield Banking Company under Article 9 not to consummate the Mergers and other transactions under this Agreement.
10.1.4 Termination by Liberty Bank or by Middlefield Because of Excessive Delay. By either Middlefield Banc Corp. and The Middlefield Banking Company, on one hand, or Liberty Bank, on the other hand, if Closing does not occur by May 30, 2017 or such later date as Middlefield Banc Corp., The Middlefield Banking Company, and Liberty Bank agree in writing.

No party may terminate this Agreement under this Section 10.1.4 if the failure of the Closing to occur by May 30, 2017 or a later agreed date is attributable to breach of a representation, warranty, covenant, or other agreement on the part of the party seeking to terminate.

10.1.5 Termination by Liberty Bank or by Middlefield Because of Failure to Obtain Liberty Stockholder and Middlefield Shareholder Approvals. By either Middlefield Banc Corp. and The Middlefield Banking Company, on one hand, or Liberty Bank, on the other hand, if (a) the Liberty Bank stockholders do not vote in favor of approval and adoption of this Agreement and the Mergers at the Liberty Bank Stockholder Meeting, including any adjournment or postponement, or (b) if the Middlefield Banc Corp. shareholders do not vote in favor of approval and adoption of this Agreement and the Mergers at the Middlefield Shareholder Meeting, including any adjournment or postponement.

10.1.6 Termination by Liberty Bank or by Middlefield Because of Failure to Obtain Regulatory Approval or Existence of a Legal Prohibition; or Termination by Middlefield Banc Corp. Because of an Enforcement Action Against Liberty Bank. (a) By either Middlefield Banc Corp. and The Middlefield Banking Company, on one hand, or Liberty Bank, on the other hand, if a Bank Regulator whose approval is necessary for satisfaction of the conditions to the parties’ Article 9 Closing obligations takes final, unappealable action disapproving this Agreement or the Mergers, or if a court of competent jurisdiction or other Governmental Entity issues an order, decree, or ruling or takes any other action restraining, enjoining, or otherwise prohibiting the Mergers and the order, decree, ruling, or other action is final and not appealable, or (b) By Middlefield Banc Corp. if Liberty Bank becomes subject to a formal, public enforcement action by a Bank Regulator.

10.1.7 Termination by Middlefield Because Liberty Bank Enters into an Acquisition Agreement or Liberty Bank’s Board of Directors Withdraws or Fails to Make the Recommendation. By Middlefield Banc Corp. or The Middlefield Banking Company if Liberty Bank enters into an acquisition agreement with a party making an Acquisition Proposal or the Board of Directors of Liberty Bank withdraws its recommendation of this Agreement and the Mergers under Section 8.2, fails to make the recommendation in favor of this Agreement and the Mergers, or modifies or qualifies its recommendation in a manner adverse to Middlefield Banc Corp. or The Middlefield Banking Company.

10.1.8 Termination by Liberty Bank if it accepts a Superior Proposal. By Liberty Bank, if Liberty Bank receives a Superior Proposal and the Board of Directors of Liberty Bank accepts the Superior Proposal, but Liberty Bank may not terminate this Agreement under this Section 10.1.8 and enter into a definitive agreement for the Superior Proposal until five Business Days after Middlefield Banc Corp. receives Liberty Bank’s written notice advising Middlefield Banc Corp. that Liberty Bank has received a Superior Proposal, specifying the material terms and conditions of the Superior Proposal (providing to Middlefield Banc Corp. a copy with all accompanying documentation), identifying the Person making the Superior Proposal, and stating whether Liberty Bank intends to enter into a definitive agreement with the Party making the Superior Proposal (a “Notice of Superior Proposal”). After providing Notice of Superior Proposal to Middlefield Banc Corp., Liberty Bank will provide to Middlefield Banc Corp. a reasonable opportunity during the five-day period to adjust the terms and conditions of this Agreement. A material amendment of the Superior Proposal requires a new Notice of Superior Proposal and Liberty Bank must comply again with the requirements of this Section 10.1.8, but instead of a five-day period for the Notice of Superior Proposal (revised) Liberty Bank shall provide a two-day notice period.

10.2 Effect of Termination.

10.2.1 If this Agreement is terminated under Section 10.1, this Agreement is thereafter void and of no force or effect, except that the provisions of Section 10.2, Article 11, and any other section that by its terms governs post-termination rights or obligations survive termination and remain in full force and effect.

10.2.2 If this Agreement terminates, expenses and damages of the parties are determined as follows:

(A) Except as provided below, regardless of whether the Mergers are consummated, all costs and expenses incurred will be paid by the party incurring the expenses.

(B) If this Agreement is terminated because of a willful and material breach of a representation, warranty, covenant, or agreement, the breaching party is liable to the non-breaching party for all damages, costs, and expenses sustained or incurred by the non-breaching party as a result or to enforce its rights.

(C) To induce Middlefield Banc Corp. to enter into this Agreement and to reimburse Middlefield Banc Corp. for incurring the costs and expenses related to entering into this Agreement, Liberty Bank hereby agrees to pay Middlefield Banc Corp., and Middlefield Banc Corp. is entitled to payment of, $1,650,000 (the “Termination Fee”) by wire transfer of same day funds on the earlier of (x) the date termination becomes effective or, if that date is not a Business Day, on the first Business Day thereafter, or (y) within three Business Days after written demand for payment is made by Middlefield Banc Corp. if any of the following in clauses (x) or (y) occurs:

(x)	Liberty Bank terminates this Agreement under Section 10.1.8 or Middlefield Banc Corp. terminates this Agreement under Section 10.1.7, or

(y)	If (a) a bona fide Acquisition Proposal is publicly announced or otherwise made known to the senior management or Board of Directors of Liberty Bank, and (b) this Agreement is terminated thereafter (1) by Middlefield Banc Corp. under Sections 10.1.2 or 10.1.3 because of a breach by Liberty Bank; or (2) by Middlefield Banc Corp. or Liberty Bank under Section 10.1.5 because Liberty Bank stockholders do not approve this Agreement and the Mergers at the Liberty Bank Stockholder Meeting after a bona fide Acquisition Proposal is publicly announced, and (c) within one year after termination Liberty Bank enters into a definitive agreement relating to an Acquisition Proposal or consummates an Acquisition Proposal, or

(D) The parties acknowledge that the agreements contained in this Section 10.2.2 are an integral part of this Agreement, and that without these agreements neither party would have entered into this Agreement. The amounts payable by Liberty Bank under this Section 10.2.2 are liquidated damages, are not a penalty, and are the sole and exclusive monetary remedy of Middlefield Banc Corp. for termination under Section 10.1.

ARTICLE 11

MISCELLANEOUS

11.1 Confidentiality. Each party will maintain and will cause its directors, officers, employees, agents, affiliates, and representatives to maintain the confidentiality of all confidential information furnished to it by the other concerning the parties’ and subsidiaries’ businesses, operations, and financial positions and will not use any of the confidential information for any purpose except in furtherance of the Mergers and other transactions under this Agreement. If this Agreement is terminated before the Closing Date each party will promptly return or certify the destruction of all documents and copies thereof and all work papers containing confidential information received from the other parties. Middlefield Banc Corp. agrees that it is bound by the terms of the March 21, 2016 Confidentiality Agreement. All information furnished by Liberty Bank to Middlefield Banc Corp. or its representatives in accordance with this Agreement is subject to the provisions of the March 21, 2016 Confidentiality Agreement. Middlefield Banc Corp. agrees that the March 21, 2016 Confidentiality Agreement will continue in accordance with its terms if this Agreement terminates.

11.2 Survival. All representations, warranties, and covenants in this Agreement or in any instrument delivered in accordance with this Agreement expire, terminate, and are extinguished at the Effective Time, except for those covenants and agreements that by their terms apply in whole or in part after the Effective Time.

11.3 Notices. All notices or other communications hereunder must be in writing and will be deemed given if delivered by hand delivery, by facsimile with confirmation of transmission, by prepaid, registered, or certified mail (return receipt requested), or by recognized overnight courier addressed as follows or such other address as is furnished in writing by a party):

If to Liberty Bank, to:	William A. Valerian
Chairman, President, and Chief Executive Officer
Liberty Bank, N.A.
25201 Chagrin Boulevard, Suite 120
Beachwood, Ohio 44122
Fax: (216) 359-5501

With a copy to:	M. Patricia Oliver, Esq.
(which shall not constitute	Tucker Ellis LLP
Notice)	950 Main Avenue, Suite 1100
Cleveland, Ohio 44113
Fax: (216) 592-5009

If to Middlefield Banc Corp. or The Middlefield Banking Company, to:

Thomas G. Caldwell
President and Chief Executive Officer
15985 East High Street
Middlefield, Ohio 44062-0035
Fax: (440) 632-1700

With a copy to:	Francis X. Grady, Esq.
(which shall not constitute	Grady & Associates
Notice)	20220 Center Ridge Road, Suite 300
Rocky River, Ohio 44116-3501
Fax: (440) 356-7254

11.4 Parties in Interest. This Agreement and the Voting Agreements are binding upon and inure to the benefit of the parties to this Agreement and the Voting Agreements and their respective successors and assigns. Neither this Agreement or the Voting Agreements nor any of the rights, interests, or obligations under the agreements may be assigned by any party without the advance written consent of the other party or parties. Except for Middlefield Banc Corp.’s covenants in Article 7, Sections 7.10 regarding Liberty Bank personnel and Section 7.12 regarding indemnification and insurance, nothing in this Agreement is intended to confer upon any Person or entity other than the parties hereto any rights or remedies.

11.5 Complete Agreement. This Agreement, including the Exhibits and Disclosure Schedules and the documents and other writings referred to herein or delivered under this Agreement, the March 21, 2016 Confidentiality Agreement of Middlefield Banc Corp., and the Voting Agreements contain the entire agreement and understanding of the parties concerning the subject matter. There are no restrictions, agreements, promises, warranties, covenants, or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all other agreements and understandings (other than the March 21, 2016 Confidentiality Agreement) between the parties, both written and oral, concerning the subject matter.

11.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which together will be considered one and the same agreement and each of which will be considered an original. A facsimile copy of a signature page is considered an original signature page.

11.7 Severability. If any provision of this Agreement is held invalid, illegal, or unenforceable by a court of competent jurisdiction, invalidity, illegality, or unenforceability does not affect any other provisions of this Agreement. The parties will use reasonable efforts to substitute a valid, legal, and enforceable provision implementing as far as possible the purpose and intent the affected provision of this Agreement.

11.8 Governing Law. This Agreement is governed by and will be construed in accordance with the laws of the State of Ohio, without giving effect to principles of conflicts of law.

11.9 Interpretation. When a reference is made in this Agreement to Articles, Sections or Exhibits, the reference is to an Article or Section of or Exhibit to this Agreement unless otherwise indicated. The recitals in this Agreement are an integral part of this Agreement. References to sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” is part of “Section 5.5” and references to “Section 5.5” also refer to material contained in the subsection described as “Section 5.5.1”). The table of contents and headings contained in this Agreement are for reference purposes only and do not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.” Unless the context otherwise requires, the phrases “the date of this Agreement,” “the date hereof,” and terms of similar import refer to the date in the Preamble to this Agreement. When this Agreement recites that a party will take a specified action, it means the party is required by this Agreement to take the specified action. The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party based on authorship of any of the provisions of this Agreement.

11.10 Specific Performance. The parties hereto agree that irreparable damage will occur if the provisions contained in this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is therefore agreed that the parties are entitled to an injunction or injunctions, without posting bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions in any court of the United States or any state having jurisdiction, except where another remedy is expressly provided by this Agreement. Each party agrees that it will not seek and will agree to waive any requirement for securing or posting bond in the other party’s seeking or obtaining such relief.

11.11 Waiver of Trial by Jury. The parties hereto hereby knowingly, voluntarily and intentionally waive the right any may have to a trial by jury in any litigation based on or rising out of or under this Agreement and any agreement to be executed in accordance with this Agreement, or any course of conduct, course of dealing, statements (whether verbal or written) or actions of either party.

11.12 Amendment and Waiver. (a) Whether before or after Liberty Bank Stockholder Approval or Middlefield Shareholder Approval is obtained, by action of the Board of Directors of each of Liberty Bank, Middlefield Banc Corp., and The Middlefield Banking Company, this Agreement may be amended by an instrument in writing signed by Liberty Bank, Middlefield Banc Corp., and The Middlefield Banking Company.

However, after approval of this Agreement and the Mergers by Liberty Bank stockholders, without further Liberty Bank Stockholder Approval an amendment of this Agreement is not effective if the amendment decreases the amount or value of Merger Consideration or changes the form of Merger Consideration.

(b) By action of its Board of Directors, Liberty Bank may (x) waive compliance with any of the agreements or conditions of Middlefield Banc Corp. and The Middlefield Banking Company, (y) waive any inaccuracies in the representations and warranties of Middlefield Banc Corp. and The Middlefield Banking Company, or (z) extend the time for performance of the obligations of Middlefield Banc Corp. and The Middlefield Banking Company. By action of the Board of Directors of each company, Middlefield Banc Corp. and The Middlefield Banking Company may (x) waive compliance with any of the agreements or conditions of Liberty Bank, (y) waive any inaccuracies in the representations and warranties of Liberty Bank, or (z) extend the time for performance of the obligations of Liberty Bank. An extension or waiver by a party is effective if and only if the extension or waiver is in writing and is signed by the party. A party’s failure to insist on strict compliance with an obligation, covenant, agreement, or condition is not a waiver of subsequent noncompliance.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers as of the date first written above.

[SIGNATURES ON FOLLOWING PAGES]

MIDDLEFIELD BANC CORP.		LIBERTY BANK, N.A.

By:	/s/ Thomas G. Caldwell	By:	/s/ William A. Valerian
	Thomas G. Caldwell		William A. Valerian
	President and Chief Executive Officer		Chairman, President, and Chief Executive Officer

THE MIDDLEFIELD BANKING COMPANY

By:	/s/ Thomas G. Caldwell
Thomas G. Caldwell President and Chief Executive Officer

Upon formation of MBC Interim Bank, MBC Interim Bank shall sign and become a party to this Agreement.

MBC INTERIM BANK

By:

Name:

Title:

Date:

Exhibit A

July 28, 2016

Middlefield Banc Corp.

15985 East High Street

Middlefield, Ohio 44062-0035

Ladies and Gentlemen:

Concurrently with the execution of this letter agreement (“Voting Agreement”), Middlefield Banc Corp., The Middlefield Banking Company, and Liberty Bank, N.A. (“Liberty Bank”), are entering into an Agreement and Plan of Reorganization dated the date of this Voting Agreement (the “Merger Agreement”), whereby Liberty Bank will merge into The Middlefield Banking Company (the “Merger”) and stockholders of Liberty Bank will receive cash and shares of Middlefield Banc Corp. common stock on terms stated in the Merger Agreement, subject to closing of the Merger. All defined terms used but not defined in this Voting Agreement have the meanings given in the Merger Agreement.

A condition to Middlefield Banc Corp.’s obligations under the Merger Agreement is that I execute and deliver this Voting Agreement to Middlefield Banc Corp.

Intending to be legally bound, I irrevocably agree and represent as follows:

(a) As of the date of this Voting Agreement I have, and at all times during the term of this Voting Agreement I will have, beneficial ownership of, and good and valid title to, shares of Liberty Bank common stock, par value $10.00 per share. I hold options or rights to acquire shares of Liberty Bank common stock. All of my shares of Liberty Bank common stock or options or rights to acquire Liberty Bank common stock are owned free and clear of any proxy or voting restriction, claims, liens, encumbrances, and security interests and any other limitation or restriction whatsoever (including any restriction on the right to dispose of the securities). None of my shares of Liberty Bank common stock or options or rights to acquire Liberty Bank common stock are subject to a voting trust or other agreement or arrangement regarding voting rights of the securities. For purposes of this Voting Agreement beneficial ownership is defined in Rule 13d-3 under the Securities Exchange Act of 1934.

(b) Except for the shares of Liberty Bank common stock or options or rights to acquire Liberty Bank common stock stated in paragraph (a), as of the date of this Voting Agreement I do not beneficially own any (x) shares of capital stock or voting securities of Liberty Bank, (y) securities of Liberty Bank convertible into or exchangeable for shares of capital stock or voting securities of Liberty Bank or (z) options or other rights to acquire from Liberty Bank any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of Liberty Bank. The shares of Liberty Bank common stock identified in paragraph (a), together with all shares of Liberty Bank common stock I acquire during the term of this Voting Agreement, including through exercise of options or rights, are subject to the terms of this Voting Agreement.

(c) At the Liberty Bank Stockholder Meeting at which the Merger Agreement and the Merger will be voted upon, and on every action or approval by written consent of stock of Liberty Bank, I will vote or cause to be voted all shares over which I have voting power to be voted in favor of approval and adoption of the Merger Agreement, the Merger, and other transactions under the Merger Agreement and in favor of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger, and other transactions under the Merger Agreement.

(d) During the term of this Voting Agreement I will not offer, sell, transfer, pledge, encumber, or otherwise dispose of any of my shares of Liberty Bank common stock or options or rights to acquire Liberty Bank common stock (or interest therein), and I will use my best efforts to not permit the offer, sale, transfer, pledge, encumbrance, or other disposition of any of my shares of Liberty Bank common stock or options or rights to acquire Liberty Bank common stock, except as may be permitted by paragraph (g).

(e) I agree that Liberty Bank is not bound by any attempted sale of any of my shares of Liberty Bank common stock or options or rights to acquire Liberty Bank common stock, and Liberty Bank’s transfer agent will receive appropriate stop transfer orders and is not required to register any such attempted sale of my shares of Liberty Bank common stock or options or rights to acquire Liberty Bank common stock, unless the sale is effected in compliance with this Voting Agreement.

(f) I have the legal capacity to enter into this Voting Agreement. I have duly and validly executed and delivered this Voting Agreement. This Voting Agreement is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency, and other laws affecting creditors’ rights and general equitable principles. No consent of my spouse, (if any), is necessary under any community property or other law in order for me to enter into and perform my obligations under this Voting Agreement.

(g) I may offer, sell, transfer, pledge, encumber, or otherwise dispose of my shares of Liberty Bank common stock or options or rights to acquire Liberty Bank common stock to my spouse, children, or grandchildren, but to do so I must first cause the person to whom I transfer the securities to execute and deliver to Middlefield Banc Corp. an agreement to be bound by the terms of this Voting Agreement. A transfer not preceded by the transferee’s executed Voting Agreement delivered to Middlefield Banc Corp. is not valid or effective and will not be honored.

I am signing this Voting Agreement solely in my capacity as a stockholder of Liberty Bank, and as an option holder if I hold options or rights to acquire Liberty Bank common stock. I am not signing this Voting Agreement in any other capacity, such as a director or officer of Liberty Bank or as a fiduciary of any trusts in which I am not a beneficiary. I make no agreement in this Voting Agreement in any capacity other than in my capacity as a beneficial owner of Liberty Bank common stock. Nothing in this Voting Agreement limits or affects any action or inaction by me or any of my representatives, as applicable, as a director or officer of Liberty Bank or affects my rights to exercise my fiduciary duties pursuant to Section 8.2(b) of the Merger Agreement.

This Voting Agreement terminates and is of no further force and effect on the earliest to occur of (a) the favorable vote of Liberty Bank stockholders for approval and adoption of the Merger Agreement and the Merger, (b) the Effective Time, (c) Middlefield Banc Corp. and I enter into a written agreement to terminate this Voting Agreement, or (d) any termination of the Merger Agreement in accordance with its terms, except that termination is without prejudice to Middlefield Banc Corp.’s rights if termination is a result of my willful breach of any covenant or representation in this Voting Agreement.

All notices and other communications under this Voting Agreement must be in writing and will be deemed given if delivered personally, sent by facsimile, mailed by registered or certified mail return receipt requested, or delivered by an express courier, to the other party at its addresses contained on the signature page.

This Voting Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. This Voting Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties concerning the subject matter of this Voting Agreement.

I agree and acknowledge that Middlefield Banc Corp. may be irreparably harmed by, and that there is no adequate remedy at law for, a violation of this Voting Agreement by me. Without limiting other remedies, Middlefield Banc Corp. is entitled to enforce this Voting Agreement by specific performance or injunctive relief. This Voting Agreement and all claims arising hereunder or relating hereto are governed by and will be construed and enforced in accordance with the laws of the State of Ohio, without giving effect to the State of Ohio principles of conflicts of law. I hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any Ohio state court or the United States District Court for the Northern District of Ohio in any action or proceeding arising out of or relating to this Voting Agreement.

If a term, provision, covenant, or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Voting Agreement remain in full force and effect and are not affected, impaired, or invalidated so long as the effect on the economic or legal substance is not materially adverse to a party. If a term, provision, covenant, or restriction of this Voting Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, or unenforceable, the parties will negotiate in good faith to modify this Voting Agreement to effect the original intent of the parties as closely as possible.

This Voting Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed is deemed to be an original but all of which taken together constitute a single instrument.

Very truly yours,

[Name] Address:

Fax: ( ) -

Acknowledged and Agreed: Middlefield Banc Corp.

By: Thomas G. Caldwell
President and Chief Executive Officer

Address: Middlefield Banc Corp.
15985 East High Street
Middlefield, Ohio 44062-0035
Fax: (440) 632-1700
Dated: July 28, 2016

LIBERTY BANK, N.A.

SHARES OF COMMON STOCK COVERED

BY JULY 28, 2016 VOTING AGREEMENTS

NAME OF DIRECTOR	SHARES OF COMMON STOCK UNDER JULY 28, 2016 VOTING AGREEMENT
William Valerian	61,886

Richard C. Ebner	50,653

Daniel D. Smith	44,344

James Mirgliotta	27,229

Thomas W. Bevan	21,500

Donald A. Latore	19,990

Joseph D. Miceli	14,500

Ralph R. Razinger	12,334

Dominic M. D’Amore, Jr.	12,034

Michael A. Carlin	8,615

Thomas A. Reitan	4,712

Joseph E. Cirigliano	1,200

ANNEX B

DISSENTERS’ RIGHTS UNDER 12 U.S.C. §215(b) – (d)

(b) Liability of consolidated association; capital stock; dissenting shareholders

The consolidated association shall be liable for all liabilities of the respective consolidating banks or associations. The capital stock of such consolidated association shall not be less than that required under existing law for the organization of a national bank in the place in which it is located: Provided, That if such consolidation shall be voted for at such meetings by the necessary majorities of the shareholders of each association and State bank proposing to consolidate, and thereafter the consolidation shall be approved by the Comptroller, any shareholder of any of the associations or State banks so consolidated who has voted against such consolidation at the meeting of the association or bank of which he is a stockholder, or who has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of consolidation, shall be entitled to receive the value of the shares so held by him when such consolidation is approved by the Comptroller upon written request made to the consolidated association at any time before thirty days after the date of consummation of the consolidation, accompanied by the surrender of his stock certificates.

(c) Valuation of shares

The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the consolidation, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the consolidated banking association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d) Appraisal by Comptroller; expenses of consolidated association; sale and resale of shares; State appraisal and consolidation law

If, within ninety days from the date of consummation of the consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the consolidated banking association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the consolidated banking association. Within thirty days after payment has been made to all dissenting shareholders as provided for in this section the shares of stock of the consolidated banking association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the consolidated banking association at an advertised public auction, unless some other method of sale is approved by the Comptroller, and the consolidated banking association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders the excess in such sale price shall be paid to such shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such consolidation shall be in contravention of the law of the State under which such bank is incorporated.

B-1

ANNEX C

July 27, 2016

Board of Directors

Liberty Bank, National Association

Signature Square, Building One

25201 Chagrin Boulevard, Suite 120

Beachwood, OH 44122

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of issued and outstanding common stock, $10.00 par value (the “Company Common Shares”), of Liberty Bank, National Association (“Liberty”) of the Merger Consideration (as defined below) to be received by such holders in the proposed merger (the “Proposed Merger”) of MBC Interim Bank., a wholly-owned subsidiary of Middlefield Banc Corp., with and into Liberty as set forth in the Agreement and Plan of Reorganization dated July 27, 2016 (the “Merger Agreement”). Middlefield Banc Corp. and MBC Interim Bank are referred to individually and collectively herein as “MBCN.” As detailed in the Merger Agreement, pursuant to the Proposed Merger, each Company Common Share issued and outstanding immediately prior to the effective time of the Proposed Merger will be converted, at the election of the holder thereof (subject to the cash/stock aggregate consideration provisions of the Merger Agreement), into the right to receive $37.96 in cash or 1.1934 shares of MBCN common stock, no par value, in addition to a cash special dividend of approximately $3.13 per share (the “Merger Consideration”).

In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of each of MBCN and Liberty and reviewed certain internal financial analyses and forecasts prepared by the respective management teams of MBCN and Liberty, (ii) reviewed the Merger Agreement, (iii) reviewed and analyzed the stock performance and trading history of MBCN, (iv) studied and analyzed the consolidated financial and operating data of MBCN and Liberty, (v) reviewed the pro forma financial impact of the Proposed Merger on MBCN, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined by the respective management teams of MBCN and Liberty, (vi) considered the financial terms of the Proposed Merger as compared with the financial terms of comparable bank and bank holding company mergers and acquisitions, (vii) met and/or communicated with certain members of each of MBCN’s and Liberty’s senior management to discuss their respective operations, historical financial statements and future prospects, and (viii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

Our opinion is given in reliance on information and representations made or given by MBCN, Liberty, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by each of MBCN and Liberty, including financial statements and financial projections, stock price data, as well as certain other information from recognized independent sources. We have not independently verified the information or data concerning MBCN or Liberty nor any other data we considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all

4 Tower Bridge 200 Barr Harbor Drive West Conshohocken PA 19428-2979 phone (610) 832-1212 fax (610) 832-5301 www.boenninginc.com Member FINRA/SIPC

Board of Directors

Liberty Bank, National Association

July 27, 2016

such information and data. We have assumed that all forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates and good faith judgments of the respective management teams of MBCN and Liberty as to their most likely future financial performance. We express no opinion as to any financial projections or the assumptions on which they are based. We have not conducted any valuation or appraisal of any assets or liabilities of MBCN or Liberty, nor have any such valuations or appraisals been provided to us. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.

With respect to anticipated transaction costs, purchase accounting adjustments, expected cost savings and other synergies and financial and other information relating to the general prospects of MBCN and Liberty, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and good faith judgment of the respective management teams of MBCN and Liberty as to their most likely future performance. We have further relied on the assurances of the respective management teams of MBCN and Liberty that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that the allowance for loan losses indicated on the balance sheet of each of MBCN and Liberty is adequate to cover such losses; we have not reviewed loans or credit files of MBCN or Liberty. We have assumed that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party under the agreements will perform all of the covenants required to be performed by such party under the agreements, and that the conditions precedent in the agreements will not be waived. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the consummation of the Proposed Merger, no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Proposed Merger, including the cost savings and related expenses expected to result from the Proposed Merger.

Our opinion is based upon information provided to us by the respective management teams of MBCN and Liberty, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and accordingly, it speaks to no other period. We have not undertaken to reaffirm or revise this opinion or otherwise comment on events occurring after the date hereof and do not have an obligation to update, revise or reaffirm our opinion. Our opinion does not address the relative merits of the Proposed Merger or the other business strategies that Liberty’s Board of Directors has considered or may be considering, nor does it address the underlying business decision of Liberty’s Board of Directors to proceed with the Proposed Merger. We were not asked to and did not solicit or explore other strategic alternatives to the Proposed Merger. We are expressing no opinion as to the prices at which MBCN’s securities may trade at any time. Nothing in our opinion is to be construed as constituting tax advice or a recommendation to take any particular tax position, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that MBCN has obtained such advice as it deemed necessary from qualified professionals. Our opinion is for the information of Liberty’s Board of Directors in connection with its evaluation of the Proposed Merger and does not constitute a recommendation to the Board of Directors of Liberty in connection with the Proposed Merger or a recommendation to any shareholder of Liberty as to how such shareholder should vote or act with respect to the Proposed Merger. This opinion should not be construed as creating any fiduciary duty on Boenning & Scattergood, Inc.’s part to any party or person. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent, except that, if required by applicable

Board of Directors

Liberty Bank, National Association

July 27, 2016

law, this opinion may be referenced and included in its entirety in any filing made by MBCN in respect to the Proposed Merger with the Securities and Exchange Commission; provided, however, any description of or reference to our opinion or to Boenning & Scattergood, Inc. be in a form reasonably acceptable to us and our counsel. We shall have no responsibility for the form or content of any such disclosure, other than the opinion itself.

Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, MBCN, Liberty, and/or their respective affiliates. In the ordinary course of business, we may also actively trade the securities of MBCN for our own account and/or for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

We are acting as Liberty’s financial advisor in connection with the Proposed Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Proposed Merger. We will also receive a fee for rendering this opinion. Our fee for rendering this opinion is not contingent upon any conclusion that we may reach or upon completion of the Proposed Merger. Liberty has also agreed to indemnify us against certain liabilities that may arise out of our engagement.

Boenning & Scattergood, Inc. was engaged in February 2016 by MBCN to serve as placement agent for a private placement of common stock. The offering ultimately closed on June 30, 2016, and Boenning & Scattergood, Inc. was paid a commission for its role. Boenning & Scattergood, Inc., advised, and received compensation from, Liberty in 2014 relating to the exploration of strategic alternatives, although no transaction was consummated at that time.

Except for the arrangements between Boenning & Scattergood, Inc. and Liberty described in the preceding paragraphs, Boenning & Scattergood, Inc. has not had any material relationship with Liberty during the past two years in which compensation was received or was intended to be received. Boenning & Scattergood, Inc. may provide services to MBCN in the future (and/or to Liberty if the Proposed Merger is not consummated), although as of the date of this opinion, there is no agreement to do so nor any mutual understanding that such services are contemplated.

This opinion has been approved by Boenning & Scattergood, Inc.’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Proposed Merger by any of the officers, directors, or employees of any party to the Merger Agreement, or any class of such persons, relative to the compensation to be received by the holders of Company Common Shares in the Proposed Merger.

Board of Directors

Liberty Bank, National Association

July 27, 2016

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Sincerely,

Boenning & Scattergood, Inc.

ANNEX D

July 27, 2016

Board of Directors

Middlefield Banc Corp.

15985 E. High St.

Middlefield, Ohio 44062

Attention: Tom Caldwell – President and CEO

Members of the Board of Directors:

Middlefield Banc Corp., holding company of The Middlefield Banking Company (collectively “MBCN” or the “Company”), has agreed to enter into an agreement and plan of reorganization (the “Agreement”), with Liberty Bank, N.A. (“Liberty”), and MBC Interim Bank pursuant to which the issued and outstanding shares of the capital stock of Liberty (which total 959,283 as of the date of this letter) will be acquired by MBCN in a transaction (the “Acquisition”) for which MBCN will issue stock consideration to Liberty shareholders at a fixed exchange ratio of 1.1934x or cash consideration of $37.96 per share, subject to proration to ensure that, in the aggregate, 45% of Liberty’s shares of common stock outstanding are converted into MBCN’s common stock for each share of Liberty common stock issued and outstanding (the “Merger Consideration”) as defined in the Agreement. In addition, and immediately prior to closing of the Acquisition, Liberty will declare a special cash dividend (“Special Dividend”) to be paid to Liberty shareholders in the amount of $3,000,000, or approximately $3.13 per share. Pursuant to the Agreement and assuming an MBCN stock price of $31.81 per share, the total consideration (Merger Consideration plus Special Dividend, together “Total Consideration”) to Liberty shareholders amounts to $41.09 per share, or $39,415,269. Additionally, Liberty has 91,561 stock options and phantom stock outstanding with a weighted average strike price of approximately $28.56 that will be cashed out at closing. The value of the stock option and phantom stock consideration is calculated by taking the difference between the consideration per share price of $41.09 and the weighted average strike price of $28.56, multiplied by the 91,561 stock options and phantom stock equaling $1,147,357 in stock option and phantom stock consideration. When added to the Total Consideration of $39,415,269, the aggregate value of the transaction consideration (the “Transaction Consideration”) is $40,562,627, including stock options and phantom stock, or $42.28 per share.

You have asked us whether, in our opinion, the Transaction Consideration is fair to the shareholders of MBCN from a financial point of view.

Donnelly Penman & Partners Inc. (“Donnelly Penman”) is an investment banking firm of recognized standing. As part of our investment banking services, we are continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, secondary distributions of securities, private placements and valuations for going private transactions, corporate and other purposes.

On April 19, 2016, Donnelly Penman was engaged by MBCN through a letter agreement (the “Engagement Letter”) to provide merger advisory services. Pursuant to the Engagement Letter, Donnelly Penman received an initial advisory fee, an additional advisory fee, will receive a portion of its transaction fee at signing of the

Board of Directors

Middlefield Banc Corp.

July 27, 2016

Agreement (30%), with the remainder of its transaction fee payable at closing of the Acquisition, and in connection with the issuance of this fairness opinion will receive a fee from MBCN. Additionally, MBCN has agreed to reimburse Donnelly Penman for its out-of-pocket expenses (up to $7,500) and has agreed to indemnify Donnelly Penman and certain related persons against certain liabilities possibly incurred in connection with services performed.

Donnelly Penman has previously been engaged by MBCN within the last two years to provide advisory services. In October 2015, Donnelly Penman was engaged by MBCN in connection with an acquisition opportunity, which was not consummated, for which it received an initial retainer. Additionally, in March 2015, Donnelly Penman was engaged by MBCN in connection with an acquisition opportunity, which was not consummated, for which it received an initial retainer. Donnelly Penman has not been engaged by Liberty for any purpose.

In arriving at our opinion, we engaged in discussions with members of the management teams of MBCN and Liberty concerning the historical and current business operations, financial conditions and prospects of MBCN and Liberty, as well as engaged in discussions with independent Board Directors of MBCN, and we reviewed, among other things:

•	the Agreement and the exhibits thereto;

•	certain public information for MBCN, including each of its audited financial statements and Form 10-Ks for the years ended December 31, 2015, 2014 and 2013, the interim financial results for the six months ended June 30, 2016 and 2015 as disclosed in Form 10-Q, and the quarterly call reports for The Middlefield Banking Company for the periods March 31, 2016 and December 31, September 30, June 30, and March 31, 2015;

•	the capital ownership structure of MBCN, including information on the recent issuance of common equity;

•	the historical market prices and trading volume for MBCN’s publicly traded common stock;

•	certain information, including historical and forecasted financial information, relating to earnings, dividends, assets, liabilities and prospects of MBCN furnished and deemed reasonable by senior management of MBCN;

•	MBCN’s senior management projected earnings estimates for fiscal years 2016 through 2018, which Donnelly Penman extrapolated into fiscal year 2020, which were deemed reasonable by MBCN management;

•	certain nonpublic information for Liberty made available from the due diligence process managed by its advisors, including its audited financial statements for the year ended December 31, 2015, 2014 and 2013, and publicly-available information for Liberty, including the quarterly call reports in each of the quarterly periods ended on June 30 and March 31, 2016, and December 31, September 30, June 30, and March 31, 2015;

•	Liberty’s problem loans report as of March 31, and June 30, 2016;

•	Liberty’s senior management projected earnings estimates for fiscal years 2016 through 2018, which Donnelly Penman extrapolated into fiscal year 2020, which were deemed reasonable by MBCN management;

•	various valuation analyses of MBCN that Donnelly Penman performed including an analysis of comparable transactions, a dividend discount model analysis on a standalone basis for MBCN and on a pro forma basis including Liberty, and an analysis of comparable public companies to MBCN on a standalone and pro forma basis;

Board of Directors

Middlefield Banc Corp.

July 27, 2016

•	a summary merger model displaying the pro forma impacts of the transaction to MBCN;

•	a contribution analysis of MBCN and Liberty to the combined entity with regard to certain financial metrics as of June 30, 2016; and

•	such other information, financial studies, analyses and investigations and such other factors that Donnelly Penman deemed relevant for the purposes of our opinion.

We have also held discussions with the senior management of MBCN regarding past and current business operations, regulatory relations, financial condition and future prospects of MBCN and such other matters as we have deemed relevant to our inquiry. We have also held discussions with the senior management of Liberty with regard to their business operations, regulatory relations, earnings results and future prospects. We have relied upon the management team of MBCN and Liberty as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) prepared by and provided to us by management of MBCN and Liberty and we have assumed, at the direction of MBCN and Liberty, that such forecasts and projections reflect the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management and that they provide a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. We have relied on this projected information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

In conducting our review and arriving at our opinion, we, with your consent, have relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by MBCN and Liberty or upon publicly available information. We do not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify, such information. We have further relied upon the assurance of management of MBCN and Liberty that they were unaware of any facts that would make the information provided or available to us incomplete or misleading in any respect. We did not make any independent evaluations, valuations or appraisals of the assets or liabilities of MBCN or Liberty. We did not review any individual credit files and assumed that the aggregate allowances for credit losses relating to the loans of MBCN and Liberty were and will continue to be adequate after the Acquisition to cover such losses. Our opinion is necessarily based upon economic and market conditions and other circumstances as they existed and evaluated by us on the date of this letter. We do not have any obligation to update this opinion, unless requested by you in writing to do so, and we expressly disclaim any responsibility to do so in the absence of such a written request.

No limitations were imposed by MBCN or Liberty on us or on the scope of our investigation or the procedures that were followed by us in rendering this opinion. The form and amount of the Total Consideration was determined through arms’ length negotiations between MBCN and Liberty. We were not requested to opine as to, and this opinion does not address, MBCN’s underlying business decision to proceed with or effect the Acquisition or the relative merits of the Acquisition compared to any alternative transaction that might be available to MBCN. Further, this letter does not constitute a recommendation to the shareholders of MBCN with respect to any approval of the Agreement or the Acquisition. Additionally, we were not requested to opine as to, and this opinion does not address, the fairness of the amount or nature of the compensation to any of Liberty’s officers, directors or employees.

Board of Directors

Middlefield Banc Corp.

July 27, 2016

In our analyses, we have made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of MBCN and Liberty. The credit, financial and stock markets can experience unusual volatility and we express no opinion or view as to any potential effects of such volatility on MBCN, Liberty, or the Acquisition. No company or merger utilized in our analyses was identical to MBCN, Liberty, or the Acquisition. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant mergers and prospective buyer interests, as well as other factors that could affect the public trading markets of companies to which MBCN is being compared. None of the analyses performed by us was assigned a greater significance than any other.

This opinion has been reviewed and approved by the Donnelly Penman Fairness Opinion Committee in conformity with our policies and procedures established under the requirement of Rule 5150 of the Financial Industry Regulatory Authority (FINRA).

Based upon and subject to the foregoing, we are of the opinion that, as of July 27, 2016, the Total Consideration to be paid by MBCN to Liberty shareholders under the Agreement is fair, from a financial point of view, to the shareholders of MBCN.

Very truly yours,

Donnelly Penman & Partners Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

(a)	Ohio General Corporation Law

Section 1701.13(E) of the Ohio Revised Code grants corporations broad powers to indemnify directors, officers, employees and agents. Section 1701.13(E) provides:

(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if the person had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that the person’s conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of the person’s duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter in the action, suit, or proceeding, the person shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by the person in connection with the action, suit, or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c) By the shareholders;

(d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, the person shall have the right to petition the court of common pleas or the court in which the action or suit was brought to review the reasonableness of that determination.

(5) (a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which the director agrees to do both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that the director’s action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that the person is not entitled to be indemnified by the corporation.

(6) The indemnification or advancement of expenses authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification or advancement of expenses, under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of that person. A right to indemnification or to advancement of expenses arising under a provision of the articles or the regulations shall not be eliminated or impaired by an amendment to that provision after the occurrence of the act or omission that becomes the subject of the civil, criminal, administrative, or investigative action, suit, or proceeding for which the indemnification or advancement of expenses is sought, unless the provision in effect at the time of that act or omission explicitly authorizes that elimination or impairment after the act or omission has occurred.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against that liability under this section. Insurance may be purchased from, or maintained with, a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5),(6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5),(6) or (7).

(9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as the person would if the person had served the new or surviving corporation in the same capacity.

(b)	Articles of Incorporation and Regulations of Middlefield Banc Corp.

Middlefield Banc Corp.’s regulations contain the following provision having to do with indemnification of directors and officers:

ARTICLE VIII

INDEMNIFICATION AND INSURANCE

“SECTION 1 – INDEMNIFICATION. The Corporation shall indemnify, to the full extent then permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (and including, without limitation, any action, suit or proceeding by or in the right of the Corporation or otherwise), by reason of the fact that he is or was a member of the Board of Directors or an officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The Corporation shall pay, to the full extent then required by law, expenses, including attorney’s fees, incurred by a member of the Board of Directors in defending any such action, suit or proceeding as they are incurred, in advance of the final disposition thereof, and may pay, in the same manner and to the full extent then permitted by law, such expenses incurred by any other person. The indemnification and payment of expenses provided hereby shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under any law, the Articles, any agreement, vote of shareholders or disinterested members of the Board of Directors, or otherwise, both as to action in official capacities and as to action in another capacity while he or she is a member of the Board of Directors, or an officer, employee or agent of the Corporation, and shall continue as to a person who has ceased to be a member of the Board of Directors, trustee, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

SECTION 2 – INSURANCE. To the full extent then permitted by law and authorized by the Board of Directors, the Corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit or self-insurance, on behalf of or for any persons described in Section 1 of this article against any liability asserted against and incurred by any such person in any such capacity, or arising out of his status as such, regardless of whether the Corporation would have the power to indemnify such person against such liability. Insurance may be purchased from or maintained with a person in which the Corporation has a financial interest.

SECTION 3 – AGREEMENTS. Upon approval by the Board of Directors, the Corporation may enter into agreements with any persons whom the Corporation may indemnify under these Regulations or under law and undertake thereby to indemnify such persons and to pay the expenses incurred by them in defending any action, suit or proceeding against them, regardless of whether the Corporation would have the power under law or these Regulations to indemnify any such person.

(c)	Indemnification under private indemnification agreements

Directors and executive officers of Middlefield Banc Corp. entered into indemnification agreements with Middlefield Banc Corp. The indemnification agreements allow the directors and officers to select the most favorable indemnification rights provided under (1) Middlefield Banc Corp.’s articles of incorporation and regulations in effect on the date of the indemnification agreement or on the date expenses are incurred, (2) state law in effect on the date of the indemnification agreement or on the date expenses are incurred, (3) any liability insurance policy in effect when a claim is made or on the date expenses are incurred, and (4) any other indemnification arrangement otherwise available. The agreements cover all fees, expenses, judgments, fines, penalties, and settlement amounts paid in any matter relating to the director’s or officer’s role as Middlefield Banc Corp.’s director, officer, employee, agent or when serving as Middlefield Banc Corp.’s representative with another entity. Each indemnification agreement provides for the prompt advancement of all expenses incurred, subject to the obligation to repay those advances if the director or officer is later determined to be not entitled to indemnification. A form of the indemnification agreement is included as Exhibit 99.1 to the Form 10 Registration Statement, Amendment No. 1, filed by Middlefield Banc Corp. on June 14, 2001 and is incorporated herein by this reference.

Middlefield Banc Corp. maintains directors’ and officers’ insurance coverage for its officers and directors.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits

See the Index to Exhibits attached hereto.

(b)	Financial Statement Schedules

Not applicable.

Item 22. Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus that is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

C. The Registrant undertakes that every prospectus (1) that is filed pursuant to paragraph B. immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

D. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

E. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Middlefield, State of Ohio, on November 18, 2016.

MIDDLEFIELD BANC CORP. (Registrant)

By:	/s/ Thomas G. Caldwell
Thomas G. Caldwell President & Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

/s/ Thomas G. Caldwell Thomas G. Caldwell President, Chief Executive Officer, and Director	November 18, 2016

/s/ Donald L. Stacy Donald L. Stacy, Treasurer and Chief Financial Officer (Principal accounting and financial officer)	November 18, 2016

/s/ James R. Heslop, II James R. Heslop, II, Director, Executive Vice President and Chief Operating Officer	November 18, 2016

/s/ Eric W. Hummel * Eric W. Hummel, Director	November 18, 2016

/s/ Kenneth E. Jones * Kenneth E. Jones, Director	November 18, 2016

/s/ Darryl E. Mast * Darryl E. Mast, Director	November 18, 2016

/s/ James J. McCaskey * James J. McCaskey, Director	November 18, 2016

/s/ Clayton W. Rose III * Clayton W. Rose III, Director	November 18, 2016

/s/ William J. Skidmore * William J. Skidmore, Director	November 18, 2016

/s/ Robert W. Toth * Robert W. Toth, Director	November 18, 2016

/s/ Carolyn J. Turk * Carolyn J. Turk, Director	November 18, 2016

* By Power of Attorney, contained on signature page of the Form S-4 filed on September 30, 2016

/s/ James R. Heslop, II
Attorney-in-Fact

EXHIBIT INDEX

2.1	Agreement and Plan of Reorganization dated as of July 28, 2016 and entered into by Middlefield Banc Corp., The Middlefield Banking Company, MBC Interim Bank, and Liberty Bank, N.A. (included as Annex A of the joint proxy statement/prospectus within this Registration Statement) *

3.1	Second Amended and Restated Articles of Incorporation of Middlefield Banc Corp., as amended (incorporated by reference to Exhibit 3.1 of Middlefield Banc Corp.’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005, filed on March 29, 2006)

3.2	Regulations of Middlefield Banc Corp. (incorporated by reference to Exhibit 3.2 of Middlefield Banc Corp.’s registration statement on Form 10 filed on April 17, 2001)

5	Opinion of Grady & Associates concerning the legality of the securities being registered **

8.1	Opinion of Tucker Ellis LLP regarding tax matters **

10.1.0	1999 Stock Option Plan of Middlefield Banc Corp. (incorporated by reference to Exhibit 10.1 of Middlefield Banc Corp.’s registration statement on Form 10 filed on April 17, 2001)

10.1.1	2007 Omnibus Equity Plan (incorporated by reference to Middlefield Banc Corp.’s definitive proxy statement for the 2008 Annual Meeting of Shareholders, Appendix A, filed on April 7, 2008)

10.2	Severance Agreement between Middlefield Banc Corp. and Thomas G. Caldwell, dated January 7, 2008 (incorporated by reference to Exhibit 10.2 of Middlefield Banc Corp.’s Form 8-K Current Report filed on January 9, 2008)

10.3	Severance Agreement between Middlefield Banc Corp. and James R. Heslop, II, dated January 7, 2008 (incorporated by reference to Exhibit 10.3 of Middlefield Banc Corp.’s Form 8-K Current Report filed on January 9, 2008)

10.4.1	Severance Agreement between Middlefield Banc Corp. and Teresa M. Hetrick, dated January 7, 2008 (incorporated by reference to Exhibit 10.4.1 of Middlefield Banc Corp.’s Form 8-K Current Report filed on January 9, 2008)

10.4.3	Severance Agreement between Middlefield Banc Corp. and Donald L. Stacy, dated January 7, 2008 (incorporated by reference to Exhibit 10.4.3 of Middlefield Banc Corp.’s Form 8-K Current Report filed on January 9, 2008)

10.4.4	Severance Agreement between Middlefield Banc Corp. and Alfred F. Thompson Jr., dated January 7, 2008 (incorporated by reference to Exhibit 10.4.4 of Middlefield Banc Corp.’s Form 8-K Current Report filed on January 9, 2008)

10.5	Federal Home Loan Bank of Cincinnati Agreement for Advances and Security Agreement dated September 14, 2000 (incorporated by reference to Exhibit 10.4 of Middlefield Banc Corp.’s registration statement on Form 10 filed on April 17, 2001)

10.6	Amended Director Retirement Agreement with Richard T. Coyne (incorporated by reference to Exhibit 10.6 of Middlefield Banc Corp.’s Form 8-K Current Report filed on January 9, 2008)

10.7	Amended Director Retirement Agreement with Frances H. Frank (incorporated by reference to Exhibit 10.7 of Middlefield Banc Corp.’s Form 8-K Current Report filed on January 9, 2008)

10.8	Amended Director Retirement Agreement with Thomas C. Halstead (incorporated by reference to Exhibit 10.8 of Middlefield Banc Corp.’s Form 8-K Current Report filed on January 9, 2008)

10.10	Director Retirement Agreement with Donald D. Hunter (incorporated by reference to Exhibit 10.10 of Middlefield Banc Corp.’s Annual Report on Form 10-K for the Year Ended December 31, 2001, filed on March 28, 2002)

10.11	Director Retirement Agreement with Martin S. Paul (incorporated by reference to Exhibit 10.11 of Middlefield Banc Corp.’s Annual Report on Form 10-K for the Year Ended December 31, 2001, filed on March 28, 2002)

10.12	Amended Director Retirement Agreement with Donald E. Villers (incorporated by reference to Exhibit 10.12 of Middlefield Banc Corp.’s Form 8-K Current Report filed on January 9, 2008)

10.13	Executive Survivor Income Agreement (aka DBO agreement [death benefit only]) with Donald L. Stacy (incorporated by reference to Exhibit 10.14 of Middlefield Banc Corp.’s Annual Report on Form 10-K for the Year Ended December 31, 2003, filed on March 30, 2004)

10.14	DBO Agreement with Jay P. Giles (incorporated by reference to Exhibit 10.15 of Middlefield Banc Corp.’s Annual Report on Form 10-K for the Year Ended December 31, 2003, filed on March 30, 2004)

10.15	DBO Agreement with Alfred F. Thompson Jr. (incorporated by reference to Exhibit 10.16 of Middlefield Banc Corp.’s Annual Report on Form 10-K for the Year Ended December 31, 2003, filed on March 30, 2004)

10.17	DBO Agreement with Teresa M. Hetrick (incorporated by reference to Exhibit 10.18 of Middlefield Banc Corp.’s Annual Report on Form 10-K for the Year Ended December 31, 2003, filed on March 30, 2004)

10.18	Executive Deferred Compensation Agreement with Jay P. Giles (incorporated by reference to Exhibit 10.18 of Middlefield Banc Corp.’s Annual Report on Form 10-K for the Year Ended December 31, 2011, filed on March 20, 2012)

10.19	DBO Agreement with James R. Heslop, II (incorporated by reference to Exhibit 10.20 of Middlefield Banc Corp.’s Annual Report on Form 10-K for the Year Ended December 31, 2003, filed on March 30, 2004)

10.20	DBO Agreement with Thomas G. Caldwell (incorporated by reference to Exhibit 10.21 of Middlefield Banc Corp.’s Annual Report on Form 10-K for the Year Ended December 31, 2003, filed on March 30, 2004)

10.21	Form of Indemnification Agreement with directors of Middlefield Banc Corp. and with executive officers of Middlefield Banc Corp. and The Middlefield Banking Company (incorporated by reference to Exhibit 99.1 of Middlefield Banc Corp.’s registration statement on Form 10, Amendment No. 1, filed on June 14, 2001)

10.22	Annual Incentive Plan (incorporated by reference to Exhibit 10.22 of Middlefield Banc Corp.’s Form 8-K Current Report filed on June 12, 2012)

10.22.1	Annual Incentive Plan 2016 Award Summary (incorporated by reference to Exhibit 10.22.1 of Middlefield Banc Corp.’s Form 8-K Current Report filed on March 9, 2016)

10.23	Amended Executive Deferred Compensation Agreement with Thomas G. Caldwell (incorporated by reference to Exhibit 10.23 of Middlefield Banc Corp.’s Form 8-K Current Report filed on May 9, 2008)

10.24	Amended Executive Deferred Compensation Agreement with James R. Heslop, II (incorporated by reference to Exhibit 10.24 of Middlefield Banc Corp.’s Form 8-K Current Report filed on May 9, 2008)

10.25	Amended Executive Deferred Compensation Agreement with Donald L. Stacy (incorporated by reference to Exhibit 10.25 of Middlefield Banc Corp.’s Form 8-K Current Report filed on May 9, 2008)

10.29	Form of conditional stock award (incorporated by reference to Exhibit 10.29 of Middlefield Banc Corp.’s From 8-K Current Report filed on March 4, 2016)

23.1	Consent of S.R. Snodgrass, P.C., independent registered public accounting firm for Middlefield Banc Corp. ***

23.2	Consent of Maloney + Novotny LLC, independent registered public accounting firm for Liberty Bank, N.A. ***

23.3	Consent of Grady & Associates (included as part of its opinion filed as Exhibit 5)

23.4	Consent of Tucker Ellis LLP (included as part of its opinion filed as Exhibit 8.1)

24.1	Power of Attorney (included on signature page)

99.1	Consent of Boenning & Scattergood, Inc.**

99.2	Consent of Donnelly Penman & Partners Inc.**

99.3	Form of Proxy Card to be used by Middlefield Banc Corp.***

99.4	Form of Proxy Card to be used by Liberty Bank, N.A.***

99.5	Consent of William A. Valerian to being named as a director***

99.6	Consent of Thomas W. Bevan to being named as a director***

101.INS	XBRL Instance Document***

101.SCH	XBRL Taxonomy Extension Schema Document***

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document***

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document***

101.LAB	XBRL Taxonomy Extension Label Linkbase Document***

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document***

*	Middlefield agrees to furnish supplementally to the SEC upon request a copy of any omitted schedule or exhibit to the Agreement and Plan of Reorganization
**	Previously filed
***	Filed herewith